Form 20-F
period 2004-06-30
NOBLE HOUSE ENTERTAINMENT INC.
filed 2004-12-20
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2004.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period to

Commission file number: 000-50492

FIRST EMPIRE CORPORATION INC.
(Exact name of Registrant as specified in its charter)

PROVINCE OF ONTARIO, CANADA
(Jurisdiction of incorporation or organization)

47 Avenue Road, Suite 200
Toronto, Ontario, M5R 2G3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:   None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

Title of each class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   9,168,991

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
☒  Item 17    ☐  Item 18

i

FORWARD LOOKING STATEMENTS

This annual report includes "forward-looking statements." All statements, other than statements of historical facts, included in this annual report that address activities, events or developments, which we expect or anticipate, will or may occur in the future are forward-looking statements.

The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements address, among others, such issues as:

  Future earnings and cash flow, - future plans and capital expenditures, - expansion and other development trends of the Internet and high technology industry,
  Expansion and growth of our business and operations, and
  Our prospective operational and financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3-Key Information-Risk Factors" and the following:

  Fluctuations in prices of our products and services,
  Potential acquisitions and other business opportunities,
  General economic, market and business conditions, and
  Other risks and factors beyond our control.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations

Unless the context indicates otherwise, the terms "First Empire Corporation Inc." the "Company" and "First Empire" are used interchangeably in this Annual Report.

FOREIGN PRIVATE ISSUER STATUS AND CURRENCY
Foreign Private Issuer Status

First Empire Corporation Inc., (the "Company"), is a Canadian corporation incorporated under the laws of the Province of Ontario. Approx. 96% of its common stock is held by non-United States citizens and residents; the Company's business is administered principally outside the United States; and all of its assets are located outside the United States. As a result, the Company believes that it qualifies as a "foreign private issuer" for continuing to report regarding the registration of its common stock using this Form 20-F annual report format.

Currency

The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $") and the financial data in this Annual Report is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as disclosed in Note 13 of the Notes to Consolidated Financial Statements contained herein.

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended June 30, 2004, 2003 and 2002.These financial statements were prepared in accordance with accounting principles generally accepted in Canada.

Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2000 through 2004 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data - Fiscal year ended June 30,

	2004	2003	2002	2001	2000

Revenue	$0	$0	$3,420	$0	$10,000
Loss from Continuing Operations & (Net Loss)	($214,601)	($108,514)	($272,851)	($30,801)	($76,765)
Loss per share (1)	($0.03)	($0.01)	($0.04)	($0.02)	($0.40)
Working capital (Deficit)	($57,478)	($106,350)	($49,271)	($143,848)	($113,047)
Total Assets	$2,867	$111,612	$76,385	$126,104	$76,119
Capital Stock	$4,460,857	$4,307,384	$4,145,949	$3,778,518	$3,778,518
Shareholders' equity (Deficit)	($57,478)	$3,650	($49,271)	($143,851)	($113,047)
Weighted average number of shares outstanding (2 and 3)	7,361,071	7,626,616	6,173,824	1,902,756	1,902,756

  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same. The net loss per share prior to fiscal 2004 was based on the pre-reverse split number of shares issued and oustanding.
  Weighted average number of shares for a year was calculated by dividing the total of the number of shares outstanding at the end of each of the months by twelve.
  Decrease in the weighted average number of shares outstanding in fiscal 2004 compared to 2003 was due to a reverse stock split of 2 to 1 in fiscal 2004. The decrease was partly off set by issuance of additional shares.
  Significant increase in shares in fiscal 2002 compared to 2001 was due to issuance of about 5 million additional shares
Selected Financial Data (U.S. GAAP) - As at June 30,

	2004	2003	2002	2001	2000

Net Loss	($104,601)	($143,514)	($347,851)	($30,801)	($76,765)
Loss per share	($0.01)	($0.02)	($0.06)	($0.02)	($0.04)
Total assets	$2,876	$1,612	$1,385	$126,104	$76,119
Sharholders' equity (Deficit)	($57,478)	($106,350)	($124,271)	($143,851)	($113,047)

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On October 27, 2004, the exchange rate, based on the noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was $1.3178.

The following table sets out the high and low exchange rates for each of the last six months.

2004	Sept.	August	July	June	May	April

High for period	1.3100	1.3300	1.3348	1.3820	1.4003	1.3795
Low for period	1.2600	1.3000	1.3079	1.3326	1.3555	1.3037

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended June 30, 2004

	2004	2003	2002	2001	2000

Average for the year	1.3400	1.5100	1.5700	1.5200	1.4800

(B) CAPITALIZATION AND INDEBTEDNESS

Not applicable.

(C) REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

(D) RISK FACTORS

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY since March 1997, when it was incorporated in Ontario, Canada by amalgamating with two other Ontario entities. The company has no significant revenues or earnings from operations since its incorporation. The last business operations were in 2001 when the company acquired rights to produce a Broadway musical but had to abandon the production due to the inability of its management to raise funds required for the commercial workshop. The company has neither assets or nor financial resources. The company has operated at a loss to date and in all likelihood will continue to sustain operating expenses without corresponding revenues in the foreseeable future. There is no assurance that the company will ever be profitable.

THE COMPANY'S INDEPENDENT ACCOUNTANTS HAVE EXPRESSED GOING CONCERN comments in footnote # 2 to the audited financial statements. The company recorded losses of $214,601 for the year ended June 30, 2004, $108,514 for the year ended June 30, 2003, and $272,851 for the year ended June 30, 2002. At June 30, 2004, the company had a net deficit of $4.5 million. The company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations in the near future. It may never become profitable.

THE COMPANY IS SUBJECT TO RISKS AS IT PURSUES BUSINESS OPPORTUNITIES THROUGH ACQUISITIONS AND MERGERS.As a major part of its business strategy, the company intends to acquire or merge with as yet unidentified operating companies in any geographical area. Any such future acquisitions or mergers would involve risks, such as incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities and obtaining financing to meet the company's obligations in connection with such acquisition or merger.

There can be no assurance that the company will be able to successfully overcome these risks. Moreover, the company cannot be certain that any desired acquisition or merger can be made in a timely manner or on terms and conditions acceptable to the company or that the company will be successful in identifying attractive business opportunities. The company expects that competition for such acquisitions may be significant. The company may compete with others who have similar acquisition strategies, many of whom may be larger and have greater financial and other resources than the company.

THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES. The company's securities may be classified as a penny stock as defined in Rule 3a51-1 of the Exchange Act. The Securities and Exchange Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities relevant to the company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the NASDAQ SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery of a document to investors stating the risks, special suitability inquiry, regular reporting and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his or her investment in a penny stock and consequently should be cautious of any purchase of penny stocks. Currently, the Company's shares do not trade on any market.

THERE IS NO ACTIVE TRADING MARKET FOR THE COMPANY'S COMMON SHARES.There can be no assurance that an active trading market for the company's common shares will develop or be sustained. The trading price of its common shares may be significantly affected by factors such as actual or anticipated fluctuations in the company's operating results, conditions and trends in the theatrical entertainment and Internet industries, general market conditions and other factors.

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY. Based on current projections, the company will require minimum financing in the amount of $20,000 to meet its annual operating needs for the year ending June 30, 2005, and additional funds to pursue other business opportunities. The company anticipates raising these funds through private placements of its securities with sophisticated investors. The company has avoided obtaining debt financing but may have to pursue this option if it is unable to obtain equity financing on acceptable terms. If the company is unable to obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

THE COMPANY MAY NOT BE ABLE TO ACHIEVE AND MAINTAIN ITS COMPETITIVE POSITION. The entertainment industry is a highly capital intensive and is characterized by intense and substantial competition. A number of the company's competitors are well established, substantially larger and have substantially greater market recognition, greater resources and broader distribution capabilities than the company. New competitors are continually emerging. Increased competition by existing and future competitors could materially and adversely affect the company's ability to implement its business plan profitably. The lack of availability of unique quality content could adversely affect its business.

FOREIGN EXCHANGE RISK. The company has foreign exchange risk because its functional currency is the Canadian dollar and a significant part of its revenue may be generated from overseas countries. An adverse move in foreign exchange rates between the Canadian dollar and the currencies of these countries could have an adverse effect on its operating results. The company does not hedge against this risk.

DIVIDENDS. All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

DILUTION The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's Common Shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market prices at time when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects.

ITEM 4 - INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the Business Corporation Act (Ontario) on March 18, 1997 as a result of an amalgamation under the name "Biolink Corp." The company subsequently changed its name to "First Empire Entertainment.com Inc." on April 7, 2000 and to "First Empire Corporation Inc." on August 14, 2003.

The Company's registered office is situated at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3The Company is a reporting issuer in the provinces of Ontario. The Company is a reporting issuer with Ontario Securities Commission. However, its shares are currently not listed or traded anywhere.

The Company went through several name changes and changes in its business activities. Details of these changes were provided in the Registration Statement F-20 dated June 12, 2000 and the annual report 20-F dated March 12, 2004.

The Company had no significant revenue since its incorporation. While it tried some new business initiatives including acquisition of scripts and related intellectual properties of a musical, "The Count of Monte Cristo" in 2001, it was unable to raise the required funds and as a result had to abandon the project in fiscal 2003. At the same time in fiscal 2003, the Company acquired an artist management contract and related developed properties like demo 5-song CD.

The Company was however unable to find a studio or any other independent contractor willing to produce a commercial album with the artist and as a result, further efforts in this project were discontinued in the fiscal 2004.

The Company relies principally on borrowings from its shareholders to meet its operating expenditures.

(B) BUSINESS OVERVIEW

The Company is still focused on entertainment industry. However, unlike in the past, it is the intention of the Company to focus on motion picture production and distribution as a core business due to availability of various government incentives and wider commercial market compared to musicals and plays. The Company plans to commence negotiations with certain targeted production houses for acquisition of their assets and signing up consultants with extensive experience in motion picture production.

The company believes that these measures together with its efforts at restructuring its capital and getting its shares listed as discussed below, will enable it to attract equity financing required for such acquisitions and further productions.

Overview of the fiscal year ended June 30, 2004

Major events of fiscal 2004 can be broadly classified into three categories: namely, Corporate changes, Fund raising preparations and changes in business activities.

Corporate changes

Mr. Terence Robinson resigned as director, chairman and chief executive officer of the Company effective May 18, 2004.

Mr. John Robinson, a Canadian citizen and a brother of Mr. Terence Robinson was invited and has accepted the appointment of an independent director to hold office effective May 18, 2004 until the next election of the directors or until his successor is elected or appointed.

Mr. Kam Shah who is an existing director and Chief Financial Officer has also been appointed to assume the role of Chief Executive Officer and Chairman of the Board until a successor is elected.

The Company plans to pursue further expansion of its Board of directors once it is able to raise adequate funds to acquire business, which conforms to its overall objectives.

Fund raising preparations

The Company needed funds to pursue its business objectives. However, lack of any activities and significant debts on its books made it almost impossible to attract new equity funds. The Company therefore adopted the following measures:

  Stock consolidation by a 2:1 reverse-split and elimination of fractional and small lot holders through a buy-back plan
  Debt settlement by issuance of shares and exercise of options

The Company hopes to achieve a better market price and improved balance sheet profile through the above measures that will help attract equity investment. The actual fund raising efforts will be made once appropriate business opportunities are identified.

The Company also filed a registration form (F-20) with the Securities and Exchange Commission of the United States of America (SEC) with a view to get a listing on Over The Counter Bulletin Board of NASDAQ (OTCBB). The SEC accepted the Company's registration on March 12, 2004. The Company now plans to acquire a viable business activity to apply for a trading symbol on OTCBB so that it's shares can be traded on a wider US market. This is expected to attract equity investment.

Changes in business activities

The company wrote off the investment made in May 2003 in "Jenn Project" owing to lack of any development during the fiscal year 2004. This was the only active business of the Company.

(C) ORGANIZATIONAL STRUCTURE

As at March 31, 2004, the Company had the following wholly-owned subsidiaries:

  First Empire Entertainment Corp., which was incorporated in Ontario, Canada on September 26, 1995, and acquired on September 6, 2001. This subsidiary originally owned the rights and titles to the musical "The Count" but had to give them up to its author due to its inability to raise funds as explained above. On July 5,2004, the directors decided to formally dissolve this subsidiary. The Articles of dissolution were filed with the Ministry of Consumer and Business Services in Ontario, Canada on July 6, 2004.
  First Empire Music Corp., incorporated in Ontario, Canada on May 21, 2003 and currently holds rights to the recording Artist Management Contract and also 3-song demo album produced by the same artist.

(D) PROPERTY PLANTS AND EQUIPMENT

The administrative head office of the Company is located in subleased premises at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada. There is no long-term lease commitment.

Total area of the premises is approximately 950 sq. ft., and about 10% of this premise is subleased to the Company.

See Operating and Financial Review and Prospects - Item 5 for further details.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto contained elsewhere in this report.

Year Ended March 31,	2004	2003	2002
		in 000' CDN$

Income	-	-	-
Expenses	214	109	276

Net Loss for year	(214)	(109)	(276)
Deficit at end of year	(4,539)	(4,324)	(4,216)

Overview

During the past several years, the company tried to commence its new business strategy of focusing on entertainment sector.

Its first acquisition was Scripts and lyrics related to a musical, "The Count of Monte Cristo". The Company intended to raise money to start a workshop involving commercial production of the musical. Unfavourable market conditions prevented raising the required funds. The project costs were therefore fully written off in fiscal 2003.

Then in fiscal 2003, it acquired artist management contract, created a demo 3-song CD and began promoting the artist to studios in North America for a potential contract for an audio album. These efforts have not so far been successful. The Company wrote off the cost of this project in fiscal 2004.

Currently, the company has no viable business activities on hand but is reviewing opportunities in film and television production and distribution. This time, the Company aims to retain services of persons with considerable experience and contacts in film and television sector to ensure successful and profitable returns.

At the same time, the Company plans to raise enough funds that will be required to sustain and promote its business activities. The current restructuring of its share capital and shareholder base through stock consolidation and buy-back plan implemented in August 2003 was the first step in this direction.

Income

As explained earlier, the Company's activities failed to generate any revenue.

Expenses

The overall analysis of the expenses is as follows:

Year Ended June, 30	2004	2003	2002

Operating expenses	$104,451	$33,514	$22,312
Project costs and goodwill	110,150	75,000	253,959

	$214,601	$108,514	$276,271

Operating Expenses

Consulting costs (2004: $64,840, 2003: 22,541 and 2002: 1,029)

Majority of consulting fees ($60,372 in 2004, $13,944 in 2003 and $nil in 2002) were charged by a shareholder corporation, Snapper Inc. These fees were charged under a consulting contract, which provided for a fee of US$5,000 per month. The services provided included arranging non-interest bearing working capital funds, introduction to business opportunities and public relations. The Company had successfully used the services of this corporation in the past.

The Consulting contract was initially for a period of one year but was subject to automatic renewal. However, owing to lack of any current business activities, the Company was able to successfully negotiate early cancellation of the consulting contract in October 2004 which resulted in cancellation of consulting contract effective July 1, 2004 and reversal of $20,592, being the balance owed as at June 30, 2004.

Professional fees

Professional fees in fiscal 2004 were $26,309 compared to $5,989 in fiscal 2003 and $3,460 in fiscal 2002.

Significant increase in fee in fiscal 2004 consisted mainly of audit fee, which increased from around $3000 in 2002 to $5,000 in 2003 and $16,365 in 2004.

In fiscal 2004, the Company filed a detailed registration form with SEC with a view to obtain listing on OTCBB as explained earlier under the overview. In connection with the registration statement, the Company had to have its financial statements for the last three years - 2001 through 2003 - audited according to United States' generally accepted auditing standards and include a reconciliation of its financials per Canadian generally accepted accounting standards with those of the USA and also obtain a new audit opinion as required by SEC regulations. These changes cost around $10,000 in audit costs. The balance of audit cost of $6,000 reflects provision for fiscal 2004 audit.

Professional fee also includes $5,000 paid to the Chief Financial Officer in fiscal 2004 in the form of 100,000 common shares of the Company for his efforts in preparing the SEC registration form.

Other Operating Costs

These costs include shareholder information, rent, telephone, Internet, transfer agents fees and other general and administration costs. Other operating costs in fiscal 2004 were $13,302 compared to $4,984 in fiscal 2003 and $17,823 in fiscal 2002.

The major item was transfer agent fee, which was $5,581 in fiscal 2004 compared to $4,238 in fiscal 2003 and $4,620 in fiscal 2002. The increase in partly due to new shares transactions during the fiscal 2004 as explained later in this report.

Project costs and goodwill written off

During the fiscal 2004, the Company wrote off contract rights and production costs totalling $110,000. On May 13, 2003 the Company acquired all of the assets including the contracts and intellectual properties of the business known as the "Jenn Project" from a shareholder corporation for a total cost of $110,000. The primary assets comprised a 3-song demo album and an agency contract with an Artist. During the fiscal years 2003 and 2004 efforts were made to attract recording studios to offer a recording contract to the said Artist. However, these efforts were unsuccessful. Currently, the Artist is continuing her efforts and approaching various studios in New York City. The successful outcome of her efforts cannot be reasonably predicted. As a result, the management wrote off the costs following a conservative accounting policy.

During the fiscal 2003, the Company off $75,000 reflecting costs of Scripts and lyrics related to a musical, "The Count of Monte Cristo", which was acquired by the Company's wholly owned subsidiary in 1998. The Company intended to raise money to start a workshop involving commercial production of the musical. Unfavourable market conditions prevented raising the required funds. Management concluded that this project would not be commercialized in the foreseeable future and therefore decided to write off the costs.

In the fiscal 2002, the Company fully wrote off the goodwill of $253,959, which related to acquisition of "the Count" intellectual properties since the management concluded that there was a permanent impairment in value.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2004, the Company had a working capital deficit of $57,478 compared to the deficit of $106,350 at June 30, 2003. The significant decrease in the deficit is largely due to conversion of shareholder advances into equity.

Cash on hand as at June 30, 2004 was $245.

The Company relies principally on shareholder advances to fund its expenditures. The Company has no internal source of funding and thus it depends on the ability to finance its business activities either by borrowing from shareholders or by raising funds by the sale of shares.

Operating Cash Flow

For the year ended June 30, 2004, net cash inflows of $95,830 exceeded cash outflows of $95,809 resulting in a positive cash flow of $21, which when combined with the $224 cash balance from the fiscal year end 2003 resulted in an ending cash position of $245. The cash inflows were a result of an exercise of warrants of $75,000 and net borrowing of 22,357 from the shareholders. Cash outflows comprised principally of $99,659 of operating costs.

Financing Activities

The following outlines the Company's financing activities for the year ended June 30, 2004:

i.	On August 14, 2003, the Company carried out a reverse stock split under which one new common share of the Company was issued for every two old common shares of the Company.

ii.	Under the Company's share buy-back plan to deal with fractional shares arising from the reverse stock split per (i) above, the Holders of less than nine old common shares were not issued any new shares of the Company. Instead, they were entitled to a payment of $0.05 per common share. The cash price was however revised to a minimum of $1 per eligible shareholder in a board meeting of November 10, 2003. As a result, a maximum of 4,957 existing common shares is expected to be returned to the Company for cancellation for a total cash consideration of $1,527 under the buy-back plan. The plan has no expiry date.

iii.	On February 17, 2004, Snapper Inc., a shareholder corporation, which had been owed approximately $81,000 by the Company, exercised its option to accept 1.5 million shares of the Company for an agreed price of $0.05 per share as partial settlement of the balance due.

iv.	On February 17, 2004, Current Capital Corp., a shareholder corporation which held 1.5 million warrants (3 million pre-reverse split warrants) issued on May 13, 2003 and expiring on May 13, 2005 exercised these warrants at an exercise price of $0.05 per warrant and was issued 1.5 million common shares. The exercise price of $75,000 was settled by adjusting against the balance due and note payable to the said shareholder. The original exercise price for the warrants was $0.25 per warrant. However the price was revised down to $0.05 per warrant in a board resolution dated February 17, 2004.

v.	On February 13, 2004, the Company issued 100,000 common shares valued at $0.05 per share for a total value of $5,000 in settlement of the fee charged for accounting services provided by a director of the Company.

The following financing activities took place in fiscal 2003:

i.	On May 13, 2003, a shareholder corporation, which had been owed approximately $102,000 by the Company exercised its option to accept 2.2 million common shares of the Company for an agreed price of $0.05 per share in full settlement of the balance due.

ii.	On May 13, 2003, the Company issued 3 million shares at an agreed price of $0.02 per share for a total value of $60,000 for the acquisition of intellectual property relating to Jenn Project.

The following financing activities took place in fiscal 2002:

i.	On August 8, 2001, a shareholder who advanced funds to the Company as convertible loans agreed to accept 2 million common shares of the Company in full settlement of the entire balance of $215,431.

On September 20, 2001, 20,000 common shares were issued in settlement of a debt of $1,000 due to a shareholder.

On October 11, 2001, 20,000 common shares were issued in settlement of a debt of $1,000 due to a shareholder.

ii.	Effective September 6, 2001, the Company issued 3 million units comprising 3 million common shares and 3 million warrants convertible into an equal number of common shares within twelve months of the date of issuance at a price of $0.25 per warrant for a total price of $150,000.
(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2004 2003 and 2002.

(D) TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company's business, financial condition or results of operation other than uncertainty as to the speculative nature of the business (Refer to the heading entitled "Risk Factors").

(E) OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

(F) CONTRACTUAL OBLIGATIONS

Not applicable.

(G) SAFE HARBOUR

Not applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position	Commencement of
With the Company	Service

Kam Shah	January 3, 1999 as Director and Chief Financial Officer
Director and Chairman, Chief Executive Officer, and Chief Financial Officer	May 17, 2004 as Chairman and Chief Executive Officer

John Robinson
Director	May 17, 2004

Kam Shah joined the Company as a Chief Financial Officer and was appointed to the Board on January 3, 1999. He worked with Pricewaterhouse Coopers LLP and Ernst & Young. He is a US Certified Public Accountant and a Canadian Chartered Accountant. He has over fifteen years of international experience in corporate financial analysis, mergers & acquisitions. Mr. Shah is responsible for the financial and statutory matters of the Company and effective May 17, 2004, following resignation of the Chairman, Mr. Terence Robinson, has also assumed the responsibilities of the chairman of the Board and Chief Executive Officer of the Company until the next annual general meeting.

Mr. Shah is also a consultant providing accounting and tax services to Current Capital Corp., (CCC) a private Ontario corporation, having its head office in Toronto. CCC provides media relations services to public. Mr. Shah is a Chairman, CEO and CFO to Bontan Corporation Inc., an Ontario reporting corporation listed and traded on OTCBB of NASDAQ and is engaged in the resource sector.

John Robinsonis a director of the Company and is also a chairman of the audit committee. He has over fifteen years of experience as venture capitalist.

Mr. Robinson is a graduate of University of Toronto and Toronto French School. Mr. Robinson is a sole shareholder and director of CCC. John can fluently communicate in French, Italian and Russian apart from English.

Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a consultant. He will advise the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company. He has over 18 years of experience as merchant banker and venture capitalist and has successfully secured financing for a number of start-up and small cap companies.

Management Team

The Company's current management team consists only of Mr. Kam Shah whose background details are given above.

Mr. Shah has not signed any consulting contract and is allotted shares and options of the Company from time to time in lieu of fees for his services.

(B) COMPENSATION

The compensation payable to directors and officers of the Company and its subsidiary is summarized below:

1.    General

The Company does not compensate directors for acting solely as directors. Except as described below, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or its subsidiary for their services in their capacity as directors, other than options to purchase shares of the Company which may be granted to the Company's directors from time to time and the reimbursement of direct expenses.

The Company does not have any pension plans.

2.   Statement of Executive Compensation

The Company had two named executive officers as at June 30, 2004. However, currently it has only one executive officer. The Statement of Executive Compensation required under Form 51-904F to the Securities Act requires disclosure of compensation for each Chief Executive Officer and for each of the Company's (including subsidiaries) four most highly compensated executive officers, other than the CEO, provided that disclosure is not required for an executive officer where total salary and bonus does not exceed $100,000.

The Company's executives have not received any cash compensation. Mr. Shah, the current CEO and CFO received 100,000 shares of the Company in the fiscal

2004, which were valued at $5,000 for his services during the year. No such compensation was allowed in the fiscal years 2003 and 2002.

There are no employment contracts with any of the directors.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

There is no pension plan or retirement benefit plan that has been instituted by the Company and none are proposed at this time.

(C) BOARD PRACTICES

Directors may be appointed at any time in accordance with the by-laws of the Company and then re-elected annually by the shareholders of the Company. Directors receive no compensation for serving as such, other than stock option and reimbursement of direct expenses. Officers are elected annually by the Board of Directors of the Company and serve at the discretion of the Board of Directors.

The Company has not set aside or accrued any amount for retirement or similar benefits to the directors.

Audit Committee

The members of the audit committee consist of Terence Robinson and Kam Shah. The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

With the resignation of Mr. Robinson from the board effective May 17, 2004, the newly elected director, John Robinson became the member of the audit committee.

Compensation Committee

The Company does not currently have a Compensation Committee. The directors determined that, in light of the Company's size and resources, setting up such a committee would be too expensive for the Company at this time. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of all non-management directors and unrelated directors.

(D) EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E) SHARE OWNERSHIP

The Company currently has no option plans.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) MAJOR SHAREHOLDERS

The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing-houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

As at October 27, 2004, Intermediaries like CDS & Co, Toronto, Canada held approx. 25% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual details were not available. The following are the other registered shareholders holding more than 5% of the common shares of the company as at October 27, 2004.

Name of Shareholder	No. of Shares	% of Issued Shares

Current Capital Corp.	2,600,000	28%
Snapper Inc.	1,590,000	27%

At October 27, 2004, the Company had 9,168,995 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 361 record holders excluding the beneficial shareholders held through the intermediaries, 2.5% of which, holding an aggregate of 368,757shares (4%) of common stock, were in the United States.

First Empire is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. First Empire is not owned or controlled directly or indirectly by another corporation or any foreign government. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below:

•	Current Capital Corp., a shareholder corporation where directors of the Company serve as consultants and is owned by one of the directors charged approximately $12,600 for the premises rent, telephone, consultants' fees and other office expenses (2003 - $11,200; 2002 - $10,200).

•	Consulting fees include amounts to Snapper Inc., a shareholder corporation of $60,372 (2003 - $13,944; 2002 - $Nil).

•	Included in professional fees are fees of $5,000 (2003 and 2002: $ Nil) paid to a director of the Company. The payment was made by way of issuance of 100,000 shares of the Company.

•	Included in accounts payable are balances due to Current Capital Corp. of $2,100 (2003 and 2002: $ Nil).
(C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Information regarding our financial statements is contained under the caption "Item 17. Financial Statements" below.

Legal Proceedings

There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject.

Dividend Policy

Since its incorporation, the Company has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to its Common Shares. Earnings will be retained to finance further growth and development of the business of the Company. However, if the Board of Directors declares dividends, all Common Shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of the Company.

(B) SIGNIFICANT CHANGES

The following is a summary of significant changes since the date of the financial statements included in this annual report.

On July 5, 2004, the directors decided to formally dissolve First Empire Entertainment Corp., the Company's subsidiary, as it had been inactive since 2001. The Articles of dissolution were filed with the Ministry of Consumer and Business Services on July 6, 2004.

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The company's common shares were traded "over-the-counter" on the Canadian Unlisted Board ("CUB") for a brief while in 2000. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

(B) PLAN OF DISTRIBUTION

Not applicable.

(C) MARKETS

The company's common shares were traded "over-the-counter" on the Canadian Unlisted Board ("CUB") with the trading symbol "FEPR" and CUSIP #32008X 10 2. The CUB system was implemented in November 2000 but has currently been discontinued. It was only available to traders and brokers for reporting trades that they had arranged in unlisted and unquoted equity securities in Ontario. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

There can be no assurance that an active trading market for the company's common shares will develop or be sustained.

(D) SELLING SHAREHOLDERS

Not applicable.

(E) DILUTION

Not applicable.

(F) EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

(A) SHARE CAPITAL

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

(B) MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of the Company are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission, in Washington, D.C. on March 12, 2004 to which our Articles of Incorporation and Memorandum were filed as exhibits.

No further changes have been made to the Company's Articles/Bylaws.

(C) MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts in the preceding two years.

(D) EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10 - Additional Information E. Taxation" - below.

Except as provided in the Investment Canada Act (the "Act"), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of Ontario or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor. The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an order for review must be issued within 21 days after the certified date on which notice of investment was received. An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place. Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received. For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received. Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must notify the potential investor that the Minister is satisfied that the investment is likely to be of net benefit to Canada. If within such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review, unless the applicant agrees to a longer period. Within such additional period, the Minister must advise either that he is satisfied or not satisfied that the investment is likely to be of net benefit to Canada. If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of net benefit to Canada. The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment. To date, the only types of business activities which have been prescribed by regulation as related to Canada's cultural heritage or national identity deal largely with publication, film and music industries. Because the Company's total assets are less than the $5 million notification threshold, and because the Company's business activities would likely not be deemed related to Canada's cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.The following investments by non-Canadians are subject to notification under the Act:

1.	An investment to establish a new Canadian business; and

2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.	Direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization ("WTO") member country investor (the United States being a member of the WTO);

2.	Direct acquisition of control of Canadian businesses with assets of $237,000,000 or more by a WTO investor;

3.	Indirect acquisition of control of Canadian business with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.	indirect acquisition of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.	An investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, or any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

(E) TAXATION

Material Canadian Federal Income Tax Consequences

Management of the Company believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations there under (the "Regulations"), the current publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report. This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations, which may differ significantly from those, discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention

(1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One half of a capital gain (the "taxable capital gain") is included in income, and one half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Company shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Company's shares, subject to the relieving provisions of the Treaty described below. Shares of the Company may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions whereby the holder exchanged property that was taxable Canadian property for shares of the Company.

Where the non-resident holder realized a capital gain on a disposition of the Company shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)	The value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for the Company,

(b)	The non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c)	The shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law. This discussion assumes that U.S. holders hold their shares of the Company's common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences. No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein. Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances. This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This decision does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations that apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to this or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's common shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital loss are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately). For U.S. Holders, which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company (the Company does not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a "foreign personal holding company", "foreign investment company", "passive foreign investment company" or "controlled foreign corporation" as discussed below):

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold common shares of the Company (on the earlier of the last day of the Company's tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%). Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death. The transferee's basis in this case will depend on the manner of transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company

("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specifically defined by the Code) of the Company. Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation's accumulated earnings invested in "excess passive" assets (as defined by the Code). In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of the

Company, a more detailed review of these rules is outside the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF CANADIAN OR US FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF COMMON STOCK IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM THEIR OWNERSHIP AND DISPOSITION OF COMMON STOCK OF THE COMPANY, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN LAWS.

(F) DIVIDEND AND PAYING AGENTS

Not applicable.

(G) STATEMENT BY EXPERTS

Not applicable.

(H) DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3. The Company may be reached at (416) 860-0211. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The Company is subject to reporting requirements as a "reporting issuer" under applicable securities legislation in Canada and as a "foreign private issuer" under the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, we must file periodic reports and other information with the Canadian securities regulatory authorities and the Securities and Exchange Commission.

A copy of this Annual Information Form/Form 20-F Annual Report and certain other documents referred to in this Annual Report and other documents filed by us may be retrieved from the system for electronic document analysis and retrieval ("SEDAR") system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from the Securities and Exchange Commission electronic data gathering, analysis and retrieval system("EDGAR") at www.sec.gov/edgar.

(I) SUBSIDIARY INFORMATION

The documents concerning the Company's subsidiaries referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company holds no material financial instruments.

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects, and the Company does not maintain significant cash reserves over periods of time that could be materially affected by fluctuations in interest rates or foreign exchange rates.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No modifications or qualifications have been made in the prior Fiscal Year to the instruments defining the rights of the holders of our Common Shares and no material amount of assets securing our securities has been withdrawn or substituted by us or anyone else (other than in the ordinary course of business).

ITEM 15 - CONTROLS AND PROCEDURES

A.   Evaluation of Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

B.   Changes in Internal Controls

There were no significant changes made in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

On May 17, 2004, Mr. Terence Robinson resigned from the board as CEO. He was replaced by Mr. John Robinson as a non-executive independent director. Mr. Kam Shah assumed the dual role of CEO and CFO and is currently the only executive director of the Company. Given the current size and nature of operations of the Company, strong financial and business background of Mr. Shah and existence of an independent director, the Company believes that these changes would not adversely affect the Company's disclosure controls and procedures.

ITEM 16 - RESERVED

ITEM 16 - (A)  AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company's financial year ended June 30, 2004, the audit committee consisted of two directors, one of whom, Mr. John Robinson would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Robinson's background is described under Item 6(A) Directors and senior management.

ITEM 16 - (B)  CODE OF ETHICS

The Board of Directors has determined that, prior to the fiscal year end June 30, 2005, it will adopt a Code of Business Conduct and corporate governance mandate due to changes in its board in May 2004 and election of a new board in the forthcoming annual general meeting of its shareholders.

ITEM 16 - (C)  PRINCIPAL ACCOUNTANT'S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

June 30	2004	2003

Audit Fees (1)	5,680	8,935
Audit Related Fees	0	0
Tax Fees	0	0
All Other Fees (2)	0	5,930

(1)	Audit fee for the fiscal year 2004 has not yet been agreed. The amount shown is the management's estimate.

(2)	Other fees relate to services rendered in connection with opinions rendered and reviews carried out in respect of various filings with SEC.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 - (D)  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this section is not required as to the fiscal year ended June 30, 2004, which is the period covered by this Annual Report on Form 20-F.

ITEM 16 - (E)  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this section is not required as to the fiscal year ended June 30, 2004, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see Note 13 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3(A) Exchange Rates of this Annual Report.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 -- EXHIBITS

(a)  Financial Statements

Description of Document	Page No.

Cover Sheet	F-1
Independent Auditor's Report dated October 21, 2004	F-2
Comments by Auditors for US Readers on Canada-US Reporting Differences	F-3
Consolidated Balance Sheets as at June 30, 2004 and 2003	F-4
Consolidated Statements of Operations for the Fiscal Years Ended June 30, 2004, 2003, and 2002	F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30, 2004, 2003, and 2002	F-6
Consolidated Statements of Shareholders' Equity for the Fiscal Years Ended June 30, 2004, 2003, and 2002	F-7
Notes to the Financial Statements	F-8
(b)  Exhibits

1.1	Articles of Incorporation of the Company - Incorporated herein by reference - to Exhibit 1.1 to the Company's Registration Statement on Form 20-F filed on March 12, 2004

1.2	By-Laws of the Company - Incorporated herein by reference - to Exhibit 1.2 to the Company's Registration Statement on Form 20-F filed on March 12, 2004

1.3	Certificate of name change from Minedel Mining & Development Company Limited to Minedel Mines Limited - Incorporated herein by reference - to Exhibit 1.3 to the Company's Registration Statement on Form 20-F filed on March 12, 2004

1.4	Certificate of name change from Minedel Mines Limited to Havelock Energy & Resources Inc. - Incorporated herein by reference - to Exhibit 1.4 to the Company's Registration Statement on Form 20-F filed on March 12, 2004

1.5	Certificate of name change from Havelock Energy & Resouces Inc. to Municipal Ticket Corporation - Incorporated herein by reference - to Exhibit 1.5 to the Company's Registration Statement on Form 20-F filed on March 12, 2004

1.6	Certificate of name change from Municipal Ticket Corp. to I.D. Investments Inc. - Incorporated herein by reference - to Exhibit 1.6 to the Company's Registration Statement on Form 20-F filed on March 12, 2004

1.7	Certificate of Amalgamation to Biolink Corp. - Incorporated herein by reference - to Exhibit 1.7 to the Company's Registration Statement on Form 20-F filed on March 12, 2004

1.8	Certificate of name change from Biolink Corp. to First Empire Entertaiment.com Inc. - Incorporated herein by reference - to Exhibit 1.8 to the Company's Registration Statement on Form 20-F filed on March 12, 2004

1.9	Certificate of name change from First Empire Entertaiment.com Inc. to First Empire Corporation Inc. - Incorporated herein by reference - to Exhibit 1.9 to the Company's Registration Statement on Form 20-F filed on March 12, 2004

2.(a)	Specimen Common Share certificate - Incorporated herein by reference to Exhibit 2.(a)2 to the Company's Annual Report on Form 20-F filed on March 12, 2004

4.(b)(i).1	Consulting Agreement with Snapper Inc. dated May 1, 2003 - Incorporated herein by reference to Exhibit 4.(b)i.2 to the Company's Annual Report on Form 20-F filed on March 12, 2004

31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this 27th day of October, 2004.

FIRST EMPIRE CORPORATION INC.

Per:

/s/ Kam Shah
Kam Shah
Chairman and CEO

First Empire Corporation Inc.

Consolidated Financial Statements

For the Years Ended June 30, 2004 and 2003

(Canadian Dollars)

INDEX

Page

Auditors' Report	1

Comments by auditors for U.S. readers on Canada-U.S. reporting differences	2

Consolidated Balance Sheets	3

Consolidated Statement of Operations	4

Consolidated Statement of Cash Flows	5

Consolidated Statement of Shareholders' Deficit	6

Notes to Consolidated Financial Statements	7-18

[LOGO]

Sloan Paskowitz Adelman LLP
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of

First Empire Corporation Inc.

We have audited the consolidated balance sheets of First Empire Corporation Inc. as at June 30, 2004 and 2003 and the consolidated statements of operations, cash flows and shareholders' deficit for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of operations and cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended June 30, 2002 were audited by another firm of Chartered Accountants, who expressed an opinion without reservation on those financial statements in their report dated October 25, 2002.

"Sloan Paskowitz Adelman LLP" Chartered Accountants

October 21, 2004 Thornhill, Ontario

COMMENTS BY AUDITORS FOR U.S READERS ON CANADA - U.S
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements.

The opinion on page 1 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

"Sloan Paskowitz Adelman LLP" Chartered Accountants

October 21, 2004 Thornhill, Ontario

First Empire Corporation Inc.
Consolidated Balance Sheets
(Canadian Dollars)

As at June 30	Note	2004	2003

Assets

Current
Cash		$245	$224
Accounts receivable and prepayments		2,622	1,388

		2,867	1,612

Deferred development costs
Contract rights	4	-	61,100

Production costs	4	-	48,900

		$2,867	$111,612

Liabilities

Current
Accounts payable and accrued liabilities		$10,830	$5,804
Note payable	5	11,494	50,000
Advances from shareholders	6	38,021	52,158

		60,345	107,962

SHAREHOLDERS' EQUITY (DEFICIENCY)

Capital stock	7	4,460,857	4,307,384

Contributed surplus		20,391	20,391

Deficit		(4,538,726)	(4,324,125)

		(57,478)	3,650

		$2,867	$111,612

Related party transactions (Note 10)

Approved by the Board	"Kam Shah" Director	"John Robinson" Director
	(signed)	(signed)

The accompanying notes form an integral part of these financial statements

First Empire Corporation Inc.
Consolidated Statements of Operations
(Canadian Dollars)

For the Years Ended June 30	Note		2004	2003	2002

Revenue
Exchange gain			$-	$-	$3,420

Expenses
Script and lyrics			-	75,000	-
Deferred development costs written off	4		110,150	-	-
Consulting			64,840	22,541	1,029
Professional fees			26,309	5,989	3,460
Transfer agent fees			5,581	4,238	4,620
Office and general			4,372	1,007	7,866
Shareholders information			3,142	(553)	5,164
Bank charges and interest			207	292	173
Goodwill written off			-	-	253,959

			204,601	108,514	276,271

Net loss for year			$(214,601)	$(108,514)	$(272,851)

Net loss per share		8	$(0.03)	$(0.01)	$(0.04)

Net loss per share for the fiscal years 2003 and 2002 was based on the (pre-reverse split) number of shares issued and outstanding. (Note 7(i))

The accompanying notes form an integral part of these financial statements.

First Empire Corporation Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)

For the Years Ended June 30	2004	2003	2002

Cash flows from operating activities
Net loss for year	$(214,601)	$(108,514)	$(272,851)

Items not affecting cash
Write-off of goodwill	-	-	253,959
Write-off of scripts and lyrics	-	75,000	-
Write-off of deferred development costs	110,150	-	-
Other non-cash expenses	5,000	-	-

	(99,541)	(33,514)	(18,892)

Cash effect of changes in:
Accounts receivable and prepayments	(1,234)	(204)	6,093
Accounts payable and accrued liabilities	5,026	(2,395)	896

	(95,659)	(36,113)	(11,903)

Cash flows from investing activities
Investment in Jenn Project	(150)	(50,000)	-

Cash flows from financing activities
Net advances from shareholders	60,863	36,136	11,915
Note payable	(38,506)	50,000	-
Shares cashed-out	(1,527)	-	-
Warrants exercised	75,000	-	154

	(95,830)	(86,136)	(12,069)

Increase in cash during year	21	23	166

Cash, beginning of year	224	201	35

Cash at end of year	$245	$224	$201

Supplemental disclosures

Non-cash operating activities
Consulting fee settled for common shares	$5,000	$-	$-

Non-cash investing and financing activities
Conversion of loan to equity investment	$75,000	$101,435	$-
Acquisitions	-	60,000	-

	$75,000	$161,435	$-

The accompanying notes form an integral part of these financial statements

First Empire Corporation Inc.
Consolidated Statement of Shareholders' Deficit
(Canadian Dollars)
For the Years Ended June 30, 2004, 2003 and 2002

	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Shareholders' Equity (Deficit)

Balance June 30, 2001	1,902,756	$3,778,518	$20,391	$(3,942,760)	$(143,851)
Issued on conversion of debts	2,040,000	217,431	-	-	217,431
Issued on acquisition	3,000,024	150,000	-	-	150,000
Net loss	-	-	-	(272,851)	(272,851)

Balance June 30, 2002	6,942,780	4,145,949	20,391	(4,215,611)	(49,271)
Issued on conversion of debts	2,200,000	101,435	-	-	101,435
Issued on acquisition	3,000,000	60,000	-	-	60,000
Net loss	-	-	-	(108,514)	(108,514)

Balance June 30, 2003	12,142,780	4,307,384	20,391	(4,324,125)	3,650

2:1 reverse stock split	(6,068,832)	-	-	-	-
Buy-back of fractional shares	(4,957)	(1,527)	-	-	(1,527)
Exercise of warrants	1,500,000	75,000	-	-	75,000
Issued in settlement of debts	1,500,000	75,000	-	-	75,000
Issued in settlement of fees	100,000	5,000	-	-	5,000
Net loss	-	-	-	(214,601)	(214,601)

Balance June 30, 2004	7,226,030	$20,393,106	$20,393,106	$(20,707,597)	$(314,491)

The accompanying notes form an integral part of these financial statements

First Empire Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003

1.  NATURE OF OPERATIONS
First Empire Corporation Inc. ("the Company") was incorporated in Ontario on March 18, 1997 as a result of an amalgamation. The Company is engaged in the development, production, manufacturing, and distribution of commercial entertainment materials in all formats.
2.  GOING CONCERN
The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge liabilities in the normal course of operations for the foreseeable future.
As at June 30, 2004, the Company has a working capital deficiency of $57,478, has incurred a net loss of $214,601 for the year ended June 30, 2004, and has an accumulated deficit of $4,538,726.
The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, the outcome of which cannot be predicted at this time. Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations and ensure orderly realization of its assets at their carrying value. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.
3.  SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These consolidated financial statements are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada, which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in Note 13.
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries - First Empire Entertainment Corp., inactive since 2001, and First Empire Music Corp., in development stage. All inter-company balances and transactions have been eliminated on consolidation.

First Empire Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003

3.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and legislation that will be in effect when the differences are expected to reverse. Future income tax assets are recognized in the financial statements if realization is considered more likely than not.
Stock-Based Compensation Plan
During the year ended June 30, 2003, the Company adopted CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash and other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. The new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but to disclose on a pro forma basis net earnings and earnings per share had the Company adopted the fair value method for accounting for options granted to employees. No restatement of prior periods is required as a result of the adoption of the new standard.
Deferred Development Costs
Deferred development costs relate to costs incurred on projects, which are intended to generate future revenue. These costs are deferred and amortized on a straight-line basis over the estimated economic life of the project not exceeding three years. Amortization commences when the project becomes commercially viable. The development costs will be written off if it is determined that they are not recoverable or if the project is abandoned.

First Empire Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2004 and 2003

3.  SIGNIFICANT ACCOUNTING POLICIES (Continued)
Loss Per Share
Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.
Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.
The inclusion of the Company's stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.
4.   DEFERRED DEVELOPMENT COSTS

	Balance at June 30, 2003	Addition during year	Written off during year (1)	Balance at June 30, 2004

Contract rights	$61,100	$-	$(61,100)	$-
Production costs	48,900	150	(49,050)	-

	$110,000	$150	$(110,150)	$-

	Balance at June 30, 2002	Addition during year	Written off during year (1)	Balance at June 30, 2003

Contract rights	$-	$61,100	$-	$61,100
Production costs	-	48,900	-	48,900

	$-	$110,000	$-	$110,000

(1)	On May 13, 2003 the Company acquired all of the assets including the contracts and intellectual properties of the business known as the "Jenn Project" from a shareholder corporation for a total cost of $110,000, The primary assets comprised a 3-song demo album and an agency contract with an Artist. During the fiscal years 2003 and 2004 efforts were made to attract recording studios to offer a recording contract to the said Artist. However, these efforts were unsuccessful. Currently, the Artist is continuing her efforts and approaching various studios in New York City. The successful outcome of her efforts cannot be reasonably predicted. As a result, the management concluded that development costs should be written off following a conservative accounting policy.

First Empire Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June, 2004 and 2003

5.  NOTE PAYABLE

A promissory note for $50,000 was issued on May 13, 2003 towards the purchase price of an asset acquisition from a shareholder corporation with common management. The Note is payable on demand and is non-interest bearing.

6.  ADVANCES FROM SHAREHOLDERS

Advances from shareholders represent funds advanced or expenses incurred on behalf of the Company by shareholder corporations from time to time. These advances are non-interest bearing and are payable on demand.

7.  CAPITAL STOCK

(a)  Authorized

Unlimited number of common shares

(b)  Issued

		2004		2003

		Common Shares	Amount	Common Shares	Amount

Beginning of year		12,142,780	$4,307,384	6,942,780	$4,145,949
Reverse stock split	i	(6,068,832)	-	-	-
Buy-back of fractional shares	ii	(4,957)	(1,527)	-	-
Exercise of warrants	iii	1,500,000	75,000	-	-
Issued in settlement of debts	iv	1,500,000	75,000	2,200,000	101,435
Issued in settlement of fees	v	100,000	5,000	3,000,000	60,000

		9,168,991	$4,460,857	12,142,780	$4,307,384

i	On August 14, 2003, the Company carried out a reverse stock split under which one new common share of the Company was issued for every two old common shares of the Company.

First Empire Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June, 2004 and 2003

7.  CAPITAL STOCK (b) (Continued)

ii	Under the Company's share buy-back plan to deal with fractional shares arising from the reverse stock split per (i) above, the Holders of less than nine old common shares were not issued any new shares of the Company. Instead, they were entitled to a payment of $0.05 per common share. The cash price was however revised to a minimum of $1 per eligible shareholder in a board meeting of November 10, 2003. As a result, a maximum of 4,957 existing common shares are expected to be returned to the Company for cancellation for a total cash consideration of $1,527 under the buy-back plan. The plan has no expiry date.

iii	On February 17, 2004, Snapper Inc., a shareholder corporation, which had been owed approximately $81,000 by the Company, exercised its option to accept 1.5 million shares of the Company for an agreed price of $0.05 per share as partial settlement of the balance due.

iv	On February 17, 2004, Current Capital Corp., a shareholder corporation which held 1.5 million warrants (3 million pre-reverse split warrants) issued on May 13, 2003 and expiring on May 13, 2005 exercised these warrants at an exercise price of $0.05 per warrant and was issued 1.5 million common shares. The exercise price of $75,000 was settled by adjusting against the balance due and note payable to the said shareholder. The original exercise price for the warrants was $0.25 per warrant. However the price was revised down to $0.05 per warrant in a board resolution dated February 17, 2004.

iv	On February 13, 2004, the Company issued 100,000 common shares valued at $0.05 per share for a total value of $5,000 in settlement of the fee charged for accounting services provided by a director of the Company.
8.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year, which were 7,361,071 shares for the year ended June 30, 2004 (2003 - 7,626,616 - pre-reverse split shares).

9.  INCOME TAXES

The effective tax rate of nil (2003 - nil) for income taxes varies from the statutory income tax rate of approximately 36% (2003 - 38%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has not determined that it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2004	2003

Amounts related to tax loss and credit carry forwards	$198,000	$89,000

Net future tax assets	198,000	89,000
Less: valuation allowance	(198,000)	(89,000)

	$-	$-

First Empire Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June, 2004 and 2003

9.  INCOME TAXES (Continued)

The Company has carry forward tax losses of approximately $569,000, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in the financial statements.

2007	$77,000
2008	31,000
2009	19,000
2010	212,000
2011	210,000

2005	$549,000

10.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances not disclosed elsewhere in the financial statements are:

•	Current Capital Corp., a shareholder corporation where directors of the Company serve as consultants and is owned by one of the directors charged approximately $12,600 for the premises rent, telephone, consultants' fees and other office expenses (2003 - $11,200; 2002 - $10,200).

•	Consulting fees include amounts to Snapper Inc., a shareholder corporation of $60,372 (2003 - $13,944; 2002 - $Nil).

•	Included in professional fees are fees of $5,000 (2003 and 2002: $ Nil) paid to a director of the Company. The payment was made by way of issuance of 100,000 shares of the Company.

•	Included in accounts payable are balances due to Current Capital Corp. of $2,100 (2003 and 2002: $ Nil)
11.   SEGMENTED INFORMATION

The Company currently has no operating segments.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

12.  FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

First Empire Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June, 2004 and 2003

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X are described and quantified below.

	2004			2003
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP

Balance Sheets

Current assets	$2,867	$-	$2,867	$1,612	$-	$1,612
Long term assets	-	-	-	110,000	(110,000)	-

Total Assets	$2,867	$-	$2,867	$111,612	$(110,000)	$1,612

Current liabilities	$60,345	$-	$60,345	$107,962	$-	$107,962
Capital stock	4,460,857	-	4,460,857	4,307,384	-	4,307,384
Contributed surplus	20,391	-	20,391	20,391	-	20,391
Deficit	(4,538,726)	-	(4,538,726)	(4,324,125)	(110,000)	(4,434,125)

Liabilities and shareholders' equity	$2,867	$-	$2,867	$111,612	$(110,000)	$1,612

Statements of operations - Year ended June 30,				2004	2003	2002

Loss under Canadian GAAP				$(214,601)	$(108,514)	$(272,851)
Adjustment re: 2002 write down of scripts and lyrics				-	75,000	-
Adjustment re: 2003 write down of production costs and contract rights costs				110,000	-	-
Write down of production costs (1)				-	(48,900)	-
Write down of contract rights costs (2)				-	(61,100)	-
Write down of scripts and lyrics (3)				-	-	(75,000)

Loss under US GAAP				$(104,601)	$(143,514)	$(347,851)

Basic and diluted loss per share under US GAAP				$(0.01)	$(0.02)	$(0.06)

Net loss per share for the fiscal years 2003 and 2002 was based on the pre-reverse split number of shares issued and outstanding.

First Empire Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June, 2004 and 2003

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(1)  Production Costs

The costs of developing the commercial projects are permitted to be deferred under Canadian GAAP. However, under US GAAP these costs would be expensed in the year incurred.

(2)  Contract Rights Costs

Contract rights costs represented the agreed purchase price in connection with acquiring rights to certain contracts forming part of the Jenn Project (Note 4(i)) from a shareholder corporation, which was settled by the issuance of shares. Pursuant to SAB 48, these types of transactions should be recorded at the transferor's historical cost. Since the cost to the selling shareholder corporation was nil, no value could be attached to this asset for US disclosure purposes. Accordingly, these costs were written off for US disclosure purposes.

(3)  Scripts and Lyrics Costs

The costs of scripts and lyrics are permitted to be deferred until the commencement of commercial production under Canadian GAAP. However, under US GAAP, these costs would be expensed in the year incurred.

Diluted loss per share under US GAAP

The Company had no share purchase warrants issued and outstanding at June 30, 2004 (3 million share purchase warrants at June 30, 2003 and 2002). Consequently, there is no difference between loss per share and diluted loss per share.

Statements of cash flows	2004	2003	2002

Operating activities under Canadian and US GAAP	$(95,659)	$(36,113)	$(11,903)
Production costs	(150)	(48,900)	-

Operating activities under US GAAP	(95,809)	(85,013)	(11,903)

Investing activities under Canadian GAAP	(150)	(50,000)	-
Deferred production costs	150	(48,900)	-

Investing activities under US GAAP	-	(1,100)	-

Financing activities under Canadian and US GAAP	95,830	86,136	12,069

Increase in cash during year	21	23	166
Cash at beginning of year	224	201	35

Cash at end of year	$245	$224	$201

First Empire Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June, 2004 and 2003

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Stock-Based Compensation

The Company accounts for common stock purchase options and warrants granted to non-employees pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") and Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. These standards require that the fair value of equity instruments, including options and warrants, be recognized in the financial statements. SFAS 123 permits a company to account for employee stock options under the method specified by the previous standard, Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. Under APB 25, if the exercise price of fixed employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. For such options, SFAS 123 requires disclosure of the fair value of options granted, the assumptions used in determining the fair value and the pro-forma effect on earnings as if the measurement provisions of SFAS 123 had been applied.

No options have been granted to date under the 1999 Stock Option Plan of the Company. The Company will apply the measurement principles of APB 25, supplemented by the required SFAS 123 disclosures, for any stock options it grants in the future.

Recent Accounting Developments

Under the Securities and Exchange Commission's Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. Recently issued accounting standards are summarized as follows:

U.S. Standards

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003. To date, the adoption of EITF 00-21 has not impacted the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The adoption of FIN 46 did not and is not expected to have a material impact on its results from operations or financial position.

First Empire Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June, 2004 and 2003

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Development - US Standards (Continued)

In April 2003, the FASB issued SFAS 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The amendments are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Company does not expect that adoption of SFAS 149 will have a material impact on its results from operations or financial position.

In May 2003, the FASB issued SFAS 150, which aims to eliminate diversity in practice by requiring that mandatory redeemable instruments, forward purchase contracts, and certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a "monetary value" at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer's equity shares), or (c) varies inversely with the fair value of the equity shares (e.g., a written put option) be reported as liabilities. The provisions of SFAS 150, which also include a number of new disclosure requirements, are effective for (1) instruments entered into or modified after May 31, 2003 and (2) pre-existing instruments as of the beginning of the first interim period that commences after June 15, 2003. The Company does not expect that adoption of SFAS 150 will have a material impact on its results from operations or financial position.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104 "Revenue Recognition", which codifies, revises and rescinds certain sections of SAB 101, "Revenue Recognition", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company does not expect that adoption of SAB 104 will have a material impact on its results from operations or financial position.

In March 2004, the SEC issued Staff Accounting Bulletin (SAB) No. 105 "Loan Commitments Accounted for as Derivative Instruments", which summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB 105 must be applied to loan commitments entered into after March 31, 2004. The Company does not expect that adoption of SAB 105 will have a material impact on its results from operations or financial position.

Canadian Standards

In November 2002 and June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 Hedging Relationships (AcG-13), which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. AcG-13 is applicable for fiscal years beginning on or after April 1, 2004. The Company does not expect that adoption of AcG-13 will have a material impact on its results from operations or financial position.

First Empire Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June, 2004 and 2003

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Development - Canadian Standards (Continued)

In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 14 Disclosure of Guarantees (AcG-14), which is generally consistent with the disclosure requirements in FASB Interpretation No. 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, except it does not apply to product warranties. It requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Guideline is applicable to annual and interim periods beginning on or after January 1,2003. The Company does not expect that adoption of AcG-14 will have a material impact on its results from operations or financial position.

In July 2003, the CICA issued new Handbook Sections 1100, Generally Accepted Accounting Principles, and 1400 General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The Company does not expect any significant impact on its financial statements with the adoption on March 1, 2004 of these new Sections.

In December 2003, new disclosure requirements fro pensions and other employee future benefits were issued. The new required disclosure include items such as a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation, and the details of the plan asset by major category. As the Company does not have such plans; therefore, it does not expect that adoption of the new disclosure requirements have a material impact on its results from operations or financial position.

In March 2004, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), in harmonized with FASB Interpretation No. 46, with the same title, to provide guidance for applying the principles in Subsidiaries, Section 1590, to certain special-purpose entities. The consolidation requirement in the Guideline will be effective for all annual and interim periods beginning on or after November 1, 2004. The Company does not expect that adoption of AcG-15 will have a material impact on its results from operations or financial position.

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issues Committee Abstract, EIC-146 Flow-Through Shares, which required that the future income tax liability should be recognized, and the shareholders' equity reduced, on the date that the company renounces the flow-through shares tax credits associated with the expenditures. In addition, the Committee noted that the benefits of the loss carry forward to be recognized would have been recognized as a reduction of income tax expense included in the determination of net income or loss in the period incurred, except for the failure to meet the requirement of the "more likely than not" test. The Committee reached a consensus that entities should apply the accounting treatment initiated after the date of issue of the Abstract. The Company is going to apply the recommendation from March 19, 2004. However, the Company does not expect that adoption of EIC -146 will have a material impact on its results from operations or financial position.

First Empire Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
June, 2004 and 2003

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Comprehensive Income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the years ended June 30, 2004,2003 and 2002, there is no difference between net loss and comprehensive loss.

14.   SUBSEQUENT EVENTS

On July 5, 2004, the directors decided to formally dissolve First Empire Entertainment Corp., the Company's subsidiary, as it had been inactive since 2001. The Articles of dissolution were filed with the Ministry of Consumer and Business Services on July 6, 2004.