Form 20-F
period 2005-06-30
NOBLE HOUSE ENTERTAINMENT INC.
filed 2005-12-01
CIK 1168981

                      UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

™

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

™

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

OR

™

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to __________________

Commission file number: 000-50492

Noble House Entertainment Inc.

(Exact name of Registrant as specified in its charter)

Inapplicable

(Translation of Registrant’s name into English)

Province of Ontario, Canada

(Jurisdiction of incorporation or organization)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act.:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act :  None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 8,133,877  as at June 30, 2005

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.

        Yes  X     No

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17:  X  Item 18

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

- Future earnings and cash flow, - future plans and capital expenditures, - expansion and other development trends of the resource sector.

- Expansion and growth of our business and operations, and

- Our prospective operational and financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3-Key Information-Risk Factors" and the following:

-

Fluctuations in prices of our products and services,

-

Potential acquisitions and other business opportunities,

-

General economic, market and business conditions, and

-

Other risks and factors beyond our control.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise, the terms "Noble House Entertainment Inc." the "Company”, "Noble House", “we”, “us”, “our” and “registrant” are used interchangeably in this Annual Report and mean Noble House Entertainment Inc. and its subsidiary.

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status:

Noble House Entertainment Inc., is a Canadian corporation incorporated under the laws of the Province of Ontario.  Approx. 97% of its common stock is held by non-United States citizens and residents and our business is administered principally outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended June 30, 2005, 2004 and 2003.These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2001 through 2005 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended June 30

	2005	2004	2003	2002	2001

Revenue	$5,031	$0	$0	$3,420	$0
Net Loss	($259,333)	($214,601)	($108,514)	($272,851)	($30,801)
Net loss per share (1)	($0.04)	($0.06)	($0.06)	($0.18)	($0.06)
Working capital (Deficit)	($194,696)	($57,478)	($106,350)	($49,271)	($143,851)
Total assets	$240,112	$2,867	$111,612	$76,385	$126,104
Capital stock	$4,815,672	$4,460,857	$4,307,384	$4,145,949	$3,778,518
Shareholders' equity(Deficit)	$37,804	($57,478)	$3,650	($49,271)	($143,851)
Weighted average number of shares outstanding (2)	6,629,968	3,680,536	1,906,654	1,543,456	475,689

1.  The effect of potential share issuances pursuant to the exercise of warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

2.  Weighted average number of shares for a year was calculated by dividing the total of the number of shares outstanding at the end of each of the months by twelve.  Weighted average number for the fiscal years 2003, 2002 and 2001 were adjusted to reflect stock consolidations in fiscal 2004 and 2005.

Selected Financial Data (U.S. GAAP) – Fiscal year ended June 30

	2005	2004	2003	2002	2001

Comprehensive Loss	($259,533)	($104,601)	($143,514)	($347,851)	($30,801)
Loss per share	($0.04)	($0.03)	($0.08)	($0.23)	($0.06)
Total assets	$240,112	$2,876	$1,612	$1,385	$126,104
Shareholders' equity(Deficit)	$37,804	($57,478)	($106,350)	($124,271)	($143,851)

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On November 15, 2005, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.19

The following table sets out the high and low exchange rates for each of the last six months.

2005	October	September	August	July	June	May

High for period	$1.18	$1.18	$1.22	$1.24	$1.26	$1.27
Low for period	$1.17	$1.17	$1.19	$1.21	$1.23	$1.24

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended June 30, 2005
	2005	2004	2003	2002	2001
Average for the year	1.25	1.34	1.51	1.57	1.52

(B)  CAPITALIZATION AND INDEBTEDNESS

Not applicable

(C)  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

(D)  RISK FACTORS

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

Since March 1997, when it was incorporated in Ontario, Canada by amalgamating with two other Ontario entities. The Company has no significant revenues or earnings from operations since its incorporation. The last business operations were in 2003 when the Company acquired rights to represent a recording artist and to secure a recording contract for the artist. However, the project was abandoned due to the inability to secure any recording contract.  The Company has operated at a loss to date and in all likelihood will continue to sustain operating expenses in the foreseeable future. There is no assurance that the Company will ever be profitable.

THE COMPANY'S INDEPENDENT ACCOUNTANTS HAVE EXPRESSED GOING CONCERN

Going concern comments are made in the note # 2 to the fiscal 2005 audited financial statements. The Company recorded losses of $259,533 for the year ended June 30, 2005, $214,601 for the year ended June 30, 2004, and $108,514 for the year ended June 30, 2003. At June 30, 2005, the Company had a net deficit of approximately $4.8 million. The Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations in the near future. It may never become profitable.

UNCERTAINTY REGARDING AUDIENCE ACCEPTANCES OF PROGRAMS

The television and motion picture industries have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture or television program as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company’s control. A lack of audience acceptance for any of the films licensed, co-produced or distributed by the Company could have an adverse effect on its businesses, results of operations, prospects and financial condition

UNAUTHORIZED OR PIRATED USE MAY ADVERSELY AFFECT REVENUE

Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicensed broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirated motion pictures rather than pay for legitimate motion pictures or to purchase pirated DVD’s of motion pictures or of boxed sets of television series from unauthorized vendors.

CHANGES IN REGULATIONS AND INCENTIVES MAY ADVERSELY AFFECT THE BUSINESS OF THE COMPANY

The Company plans to co-produce with or license its scripts and other intellectual properties to other entities which are expected to rely heavily on grants and labor rebate available for Canadian contents under the current regulations of Federal and Provincial governments of Canada.

Any significant changes in these regulations that result in reduced grants and rebates or elimination thereof may significantly affect the Company’s ability to produce and or license its scripts and in turn its ability to generate revenue.

THE COMPANY MAY NOT BE ABLE TO ACHIEVE AND MAINTAIN ITS COMPETITIVE POSITION

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

FOREIGN EXCHANGE RISK

The Company has foreign exchange risk because its functional currency is the Canadian dollar and a significant part of its revenue may be generated from overseas countries. An adverse move in foreign exchange rates between the Canadian dollar and the currencies of these countries could have an adverse effect on its operating results. The Company does not hedge against this risk.

THE COMPANY’S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY

AFFECT THE LIQUIDITY OF ITS COMMON SHARES

The Company's securities may be classified as a penny stock as defined in Rule 3a51-1 of the Exchange Act. The United States Securities and Exchange Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the NASDAQ SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery of a document to investors stating the risks, special suitability inquiry, regular reporting and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his or her investment in a penny stock and consequently should be cautious of any purchase of penny stocks. Currently, the Company’s shares trade on over the counter bulletin board of NASDAQ.

THERE IS NO ACTIVE TRADING MARKET FOR THE COMPANY'S COMMON SHARES.

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

  THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY

Based on current projections, the Company will require minimum financing in the amount of $27,000 per month or approximately 320,000 annually to meet the annual operating needs of the Company and its subsidiary for the year ending June 30, 2006, and additional funds to pursue other business opportunities.

The Company hopes to earn sufficient revenue from distribution and scripts licensing to meet its operating needs and to raise additional equity funds through private placements of its securities with sophisticated investors.

The Company has avoided obtaining debt financing but may have to pursue this option if it is unable to obtain equity financing on acceptable terms.

 If the Company is unable to achieve the expected revenue and or to obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

DIVIDENDS

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

DILUTION

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's Common Shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market prices at time when the public market is depressed or at exercise prices which may be substantially lower than the market prices. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.

DEPENDENCY ON KEY CONSULTANTS

Our performance depends on a small number of key managerial consultants. In particular, we believe our success is highly dependent upon the services of our Chief Executive Officer Mr. Damian Lee and Vice President, Business Affairs Mr. Lowell Conn, who have extensive knowledge and contacts in the film industry. Loss of either of their services could negatively affect our business.

COSTLY CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE REGULATIONS

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect our reputation and the value of our securities.

OUR OFFICERS AND DIRECTORS RESIDE OUTSIDE OF UNITED STATES AND THERE IS A RISK THAT CIVIL LIABILITIES AND JUDGEMENTS MAY BE UNENFORCEABLE

The Company and its officers and all of its directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVENRNED BY   CANADIAN LAW AND MAY DIFFER IN SOME  RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES OF SHAREHOLDERS UNDER U.S. LAW

 We are incorporated under Ontario, Canada law. The rights and responsibilities of holders of our shares are governed by our memorandum of association, our articles of association and by Canadian law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

IF WE FAIL TO COMPLY WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002, OUR REPUTATION AND THE VALUE OF OUR SECURITIES MAY BE ADVERSELY AFFECTED

Beginning with our annual report for the year ending June 30, 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 20-F, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That report will also be required to include a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting. In order to achieve compliance with Section 404 within the prescribed period, management is in the process of adopting a detailed project work plan to assess the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented, remediate any control weaknesses that may be identified, and implement a continuous reporting and improvement process for internal control over financial reporting. Any failure to comply with Section 404, including issuing the required management report and obtaining the attestation report on management’s assessment from our independent auditors, may materially adversely affect our reputation and the value of our securities.

ITEM 4 – INFORMATION ON THE COMPANY

(A)  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the Business Corporation Act (Ontario) on March 18, 1997 as a result of an amalgamation under the name "Biolink Corp." The Company went through several name changes and changes in its business activities. Details of these changes were provided in the Registration Statement F-20 dated June 12, 2000 and the annual report F-20 dated March 12, 2004.  The last name change occurred on November 4, 2004, when the Company changed its name from First Empire Corporation Inc. to Noble House Entertainment Inc. to coincide with the acquisition of assets from a private production house by similar name as discussed later in this report.

The Company’s registered office is situated at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3. The Company is a reporting issuer in the provinces of Ontario. The Company is a reporting issuer with Ontario Securities Commission. Its common shares are currently listed and traded on Over The Counter Bulletin Board of NASDAQ (OTCBB)under the trading symbol “NHSEF”.

The Company had no significant revenue since its incorporation. While it tried some new business initiatives including acquisition of scripts and related intellectual properties of a musical, “The Count of Monte Cristo” in 2001 and acquisition of an artist management contract and related developed properties like demo  5-song CD. In fiscal 2003 , it was unable to raise the required funds to develop and market these projects and hence by the fiscal 2004, the Company abandon these projects and wrote off all the related costs.

The Company continued its focus on entertainment sector. However, it changed its business strategy to focus primarily on films and television programs development, licensing and distribution as a core business due to availability of various government incentives, local talents and wider commercial market compared to the one for musicals, plays and song albums

The Company relies principally on borrowings from its shareholders to meet its operating expenditures. The Company’s focus on commercial films and listing and trading of its common shares on OTCBB may enable the Company to raise equity findings through private placements

(B)  BUSINESS OVERVIEW

As explained earlier, the Company is a fully integrated entertainment Company and is engaged in the development, licensing, production and distribution of feature films, television series, television movies and mini-series and non-fiction programming through its wholly owned subsidiary, Noble House Film and Television Inc.

Three major strategies of the Company, in summary, include:

1.

Developing in-house intellectual properties.  Such development is achieved through a cost-effective approach ensuring the Company a vertical integration and considerable or complete ownership of its core creative properties.

2.

Licensing and distributing film projects that are produced from its in-house created intellectual properties while also providing such service to other producers that are looking to access the domestic and international marketplace.

3.

Seeking potential relationships with related other businesses with an eye toward acquisition, mergers and partnerships that will result in better facilitation of the above two strategies.

In – House development

Noble House management firmly believes that sole control of an intellectual property is paramount in maintaining a cost-effective and quality-ensured exploitation of the film or television project.

Many entertainment companies are burdened by a structure in which intellectual properties are not developed in-house but by individuals who bring such projects to the Company.  Often, these “outside” projects arrive with conditions and/or liens and, due to the nature to which the intellectual property evolved, full control over the project’s evolution does not necessarily reside in the hands of the entertainment Company taking a financial risk developing such.

By developing intellectual properties in-house, Noble House alone can dictate all aspects of the projects development and production as well as the parameters and circumstances behind its ultimate sale.  Consequently, while the manufacturing costs behind many entertainment properties often escalate due to partial ownership, or a gap between the development entity and the actual producers, Noble House properties are predominately created in-house and produced by its management team.

The management team of Noble House has roots in both the business and creative side of the intellectual property creation and the film and television production process.  Thus, while outside writers, commissioned by the organization, will develop a minimal amount of projects, the vast majority of intellectual properties continue to originate from the management team itself.

Licensing and distribution

Third-party distribution companies, as well as third-party film and television sales agencies, are remunerated at a rate that can be as little as 10% and as large as 35% of a feature film or television project’s profits.  These commissions are further bolstered by costs that are taken, by the distribution or sales agency, out of the gross revenue of the film or television project.  Ultimately, a corporation that strictly creates and produces intellectual properties can see half of their revenues disappear to distribution.

As part of its corporate strategy, Noble House will handle its own distribution and, ultimately, provide such service to other producers on a project-by-project basis.

Each year, there are at least five important feature film and television sales markets at which Noble House hopes to make a representation to license and distribute its film and television projects and those of its clients. The goal is to personally facilitate sales of its intellectual properties and circumvent third-party distribution or sales costs,

This move toward direct sales has had a great impact upon the development of the intellectual property itself.  Regular communication in regard to selling completed feature film and television projects leads to greater possibility of pre-selling a future film to an individual territory.  Pre-sales are an important element of the film financing formula and can, in many cases, aid Noble House in off-setting gap or private equity financing.  By utilizing the distribution and sales relationships that it develops by selling direct, Noble House will be able to secure stronger foreign pre-sales.

      Relationship, Partnership and Acquisitions

Noble House will continually look at related (and often seemingly unrelated) businesses in order to contemplate joint ventures, partnerships, acquisitions and mergers in order to enhance growth and profitability

The Company hopes to add industry veterans to its management and advisor team in order to enhance the quality of its properties and its industry and public reputation.

While selling its own feature films and television projects in all territories of the world, the Company will also seek out other sales and distribution entities for potential acquisition or merger. Such entities include creative talent agencies, government co-production authorities, film and television buyers, private equity firms, key crewmembers and creative talent.

The entertainment industry is a dynamic field.  Noble House will continue to identify and exploit relationships that ensure the Company continues to compete in this large and extremely competitive but profitable marketplace.

(C) ORGANIZATIONAL STRUCTURE

As at March 31, 2005, the Company had only one wholly-owned subsidiary, Noble House Film and Television Inc. (NHFT).  All the film properties and distribution rights acquired by the company, as above, have been transferred to NHFT, which has become the operating company. NHFT changed its name from First Empire Music Corp. on January 21, 2005.

On July 5, 2004, the Company dissolved its wholly owned subsidiary, First Empire Entertainment Corp., which had been inactive since 2001.

(D) PROPERTY PLANTS AND EQUIPMENT

The Corporate and head office of the Company is located in subleased premises at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada. There is no long-term lease commitment.

Total area of the premises is approximately 950 sq. ft., and about 10% of this premise is subleased to the Company at an approximate rent and utilities cost of $200 per month.

The Company’s subsidiary, NHFT is located in another sublease premises at 181 Queen Street East, Toronto, Ontario, Canada. The premises are owned by the Company’s CEO and a director, Mr. Damian Lee. There is no long-term lease commitment. Rent paid is $1,300 per month.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial

Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

Year ended June 30	2005	2004	2003
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	5	0	0
Expenses	(265)	(215)	(109)

Net loss for year	(260)	(215)	(109)
Deficit at end of year	(4,798)	(4,461)	(4,307)

Overview

The following were the key events in fiscal 2005 –

    1.   The Company changed its name on November 4, 2004 from First Empire Corporation Inc. to Noble House Entertainment Inc. The name change was due to acquisition of certain assets from a film production house by the similar name as explained later under Acquisition. The directors were authorized by the shareholders in their last annual and special meeting on November 25, 2004 to change the name as they thought fit and concluded that the new name would be more appropriate since it was better recognized in the industry.

    2.   On November 19, 2004, the Company carried out a reverse stock split under which one new common share of the Company was issued for every two old common shares of the Company.

    3.   Under the Company’s share buy-back plan to deal with fractional shares arising from the reverse stock split per (i) above, the Holders of less than ten old common shares were not issued any new shares of the Company. Instead, they were entitled to a payment of $0.10 per share, subject to minimum of $1. As a result, a maximum of 619 existing common shares are expected to be returned to the Company for cancellation for a total cash consideration of $185 under the buy-back plan. The plan has no expiry date.

    4.   On November 30, 2004, the Company issued 3.5 million common shares plus 3.5 million warrants to an independent Production House in settlement of the value of acquisition of certain theatrical films properties valued at $350,000 (see “Acquisition” below). These shares cannot be sold or transferred by the vendor for at least five years from the date of issuance without the approval of the Company as per the terms of the assets purchase agreement dated November 30, 2004.

The vendor was also issued 3.5 million warrants, which are convertible into equal number of common shares of the Company at a conversion price of $1 per warrant on or before November 30, 2006, As at June 30, 2005, none of the warrants was exercised.

    5.   On December 1, 2004, the Company entered into a consulting contract with Mr. Damian Lee, one of the owners of the production House from which the Company acquired certain film properties (see “Acquisition”). The Contract is effective January 15, 2005 for a five-year term up to January 15, 2010. The contract provides for a monthly fee of $6,000 plus taxes plus reimbursement of expenses. In addition, Mr. Lee will also be entitled to production fees and incentives linked to his role and responsibility on each film or television production.

    6.   On December 1, 2004, Mr. Damian Lee was appointed a director and chief executive officer of the Company.

    7.   On January 21, 2005, the Company’s wholly owned subsidiary, First Empire Music Corp changed its name to Noble House Film & Television Inc. ( NHFT)

    8.   NHFT became the operating arm of the Company. All film assets acquired in November 2004 from Noble House Production Inc. were transferred to NHFT and Mr. Damian Lee took the charge of NHFT as president and brought in his team of consultants with considerable experience and contacts in the movie industry.

    9.   NHFT began working on various projects. A summary of major initiatives that began in March 2005 is given later in this report.

    10.   NHFT developed a web site – www.nhentertainment.com  which provides details of the current projects.

    11.   On April 27, 2005, NASDAQ accepted the Company’s application for a listing and trading of its common shares on Over the Counter Bulletin Board and assigned a trading symbol of NHSEF to the Common shares of the Company.

Acquisition

One of the key events during the fiscal year 2005 was the successful conclusion of negotiations with Noble House Production, an independent private film production and distribution company in Toronto.  Under the deal, the Company acquired the following selected assets, which were free of any encumbrances or debts:

Developed scripts and synopsis of ten theatrical films. These scripts were developed internally by the owners of the Noble House Production, Mr. Damian Lee and Mr. Lowell Conn and were valued at $230,000.

Distribution contracts for seven theatrical films valued at $120,000.

The valuation of the film properties acquired as above was endorsed by an independent US distribution house.

The total acquisition price of $350,000 was settled by issuance of restricted common shares of the Company as explained in 4 above under the overview section.

The acquired properties are to be managed and commercially developed or licensed by the Company’s wholly owned subsidiary, First Empire Music Corp., which changed its name to Noble House Film & Television Inc. on January 21, 2005 to better reflect its new activities.

The owners of Noble House Production, Mr. Damian Lee and Mr. Lowell Conn together with certain members of their production team joined the Noble House Film and Television Inc. and are responsible for the day to day operations of the subsidiary including commercial production, licensing and distribution of the various film properties acquired and new properties to be developed.

Mr. Damian Lee is a twenty-year veteran of the film industry, Mr. Lee’s movie credits which comprise as producer on 34 films, as writer on 20 films, as director on 14 films, as actor on 7 films and as assistant director on 2 films.  He put Jim Carrey, Hayden Christensen and Jason Priestley, among others, in their first feature film roles.  Mr. Lee has written, directed and produced some of the most successful films in Canadian history, many of which spawned profitable and entertaining sequels.

Mr. Lee’s association with the Company and also considerable equity stake in the Company significantly improves the Company’s chances of achieving its business strategy successfully.

Income

Distribution commission of US$4,025 was earned during the last quarter of the fiscal 2005 from one of the films for which the Company holds distribution rights.

The Company’s activities failed to generate any revenues during the fiscal years 2004 and 2003.

Expenses

The overall analysis of the expenses is as follows:

Year ended June 30	2005	2004	2003

Operating expenses	$147,064	$104,451	$33,514
Amortisation of investments in film and television programs	117,500	-	-
Deferred development costs written off	-	110,150	-
Scripts and lyrics written off	-	-	75,000

	$264,564	$214,601	$108,514

Operating Expenses

Consulting (2005: $76,095, 2004:$ 64,840 and 2003:$22,541)

Consulting fees in fiscal 2005 mainly consists of monthly fees paid to eight consultants working for NHFT which became fully operational in March 2005.

Majority of consulting fee -$60,374 – in fiscal 2004 and was  charged by a shareholder corporation, Snapper Inc. under a consulting contract providing for a monthly fee of US$5,000 for arranging interest-free working capital, introduction to business opportunities and public relations. The contract with Snapper Inc. was terminated on June 30, 2004.

Consulting fee for fiscal 2003 included fee of $13,944 charged by Snapper Inc.

Shareholder Information (2005:$20,122, 2004: $3,142 and 2003: $(553))

Shareholder information costs consist of cost of holding shareholders’ meetings and regulatory and related filing fees.

During 2005, the Company paid to a market maker in the US , a one –time total  fee of  $11,250 comprising US$ 5,000 in cash (CDN$6,250) and $5,000 in 50,000 restricted common shares of the Company. The fee was paid for their services in connection with the Company’s application to NASDAQ for a listing and trading symbol.

The Company also paid a one-time non refundable fee of $2,000 to Canadian National Quotation Exchange (CNQ) for potentially listing the Company on CNQ. However, the Company decided not to pursue this listing further after it was accepted on NASDAQ over the counter bulletin board listing.

The balance of the costs for fiscal 2005 included filing fees paid to Ontario Securities Commission and other regulatory bodies and $1,981 towards shareholders’ meeting.

Fiscal 2004 costs comprised filing fees of $1,875 and shareholders’ meeting fee of $1,267.

In fiscal 2003, filing fees of $ 1,522 were off set by a negative shareholders meeting cost of $1,715 caused by reversal of excess accruals in the previous year.

Promotion costs (2005: $13,543, 2004 and 2003: $ nil)

Promotional costs for fiscal 2005 include costs of hosting a major event in September 2004 for a group of prospective investors and people in entertainment industry. The primary purpose was to introduce Noble House and Mr. Damian Lee and his team and also to identify new business opportunities.

There was no promotional activity during fiscal years 2004 and 2003.

Professional fees (2005: $9,680, 2004: $26,309 and 2003: $ 5,989)

Fiscal 2005 professional fee comprises audit fee provision.

Major item in fiscal 2004 included audit fees of $16,365 to cover 2004 audit and also to cover US reporting on fiscal 2003 for the purpose of filings with US Securities and Exchange Commission. A fee of $5,000 was paid to Mr. Kam Shah, the Chief Financial Officer in the form of 50,000 post reverse-split common shares for accounting services.

Fees for fiscal 2003 mainly included audit fee of $5,000.

Office and general (2005: $27,061, 2004: $9,953 and 2003: $5,245)

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

Significant increase in the fiscal 2005 compared to the previous years was mainly attributable to the new operational costs of NHFT of approximately $12,300. These costs included rent of $6,500 for new premises where the office of NHFT is located. The balance of the costs comprised expenses of approximately $6,000 recharged to the corporate office by Current Capital Corp., a shareholder corporation under an expense sharing agreement and $8,200 transfer agent’s fee.

Expenses for 2004 and 2003 were primarily the corporate costs charged by Current Capital Corp and transfer agent fees.

Transfer agent fees increased significantly in fiscal 2005 due to reverse split and buy back and increased treasury activities.

Amortization of Investments in Film and Television Programs

The details are as follows:

	Scripts	Distibution contracts
Balance as at July 1, 2004	-	-
Acquired during year	230,000	120,000
Amortized during year	(57,500)	(60,000)
Balance as at June 30, 2005	172,500	60,000

The carrying value of one of the ten scripts was fully amortized since its development plan was postponed for an indefinite period and of three other scripts were partially amortised since they were to be re-written before being developed.

Similarly, the carrying values of three of the seven distribution contracts were fully amortised since no reasonable estimate of expected distribution commission there from can be made for the foreseeable future while carrying value of one other distribution contract was partially amortised.

During the fiscal 2004, the Company wrote off contract rights and production costs of $110,000 incurred in the previous year and deferred in respect of Jenn Project as explained earlier in this report.

In fiscal 2003, the Company wrote off the costs of scripts and lyrics totalling $75,000 in respect of a musical “The Count” since the musical project was abandoned for lack of adequate funding.

(B)  LIQUIDITY AND CAPITAL RESOURCES

       Working Capital

As at June 30, 2005, the Company had a net working capital deficit of $194,696 compared to a working capital deficit of $57,478 as at June 30, 2004.

Significant increase in the deficit in fiscal 2005 was due to additional funds provided by the shareholder corporations to meet the operating needs of NHFT and corporate office costs on new listing on OTCBB

Cash on hand as at June 30, 2005 was $1,629.

The Company expects cash flow from some of the initiatives that have been taken by NHFT in generating revenue in the next fiscal year and also hopes to raise funds through private placements. However, it will continue to depend on its corporate shareholders to fund any deficit in its working capital requirements.

       Operating cash flow

During the fiscal 2005, net cash outflow of $104,347 from the operations, mainly consulting fees and operating costs of NHFT was off set by the net cash inflow of $105,731 from funds advanced by corporate shareholders, thus resulting in a net cash increase of $1,384 which was added to the cash of $245 at the beginning of the year, resulting in a cash on hand of $1,629 at the end of the year.

       Key financing activities

The following outlines the Company’s key financing activities during the fiscal year 2005:

    1.  On November 19, 2004, the Company carried out a reverse stock split under which one new common share of the Company was issued for every two old common shares of the Company. Under the Company’s share buy-back plan to deal with fractional shares arising from the reverse stock split per (i) above, the Holders of less than ten old common shares were not issued any new shares of the Company. Instead, they were entitled to a payment of $0.10 per share, subject to minimum of $1. As a result, a maximum of 619 existing common shares are expected to be returned to the Company for cancellation for a total cash consideration of $185 under the buy-back plan. The plan has no expiry date.

    2.  On November 30, 2004, the Company issued 3.5 million common shares plus 3.5  million warrants to an independent Production House in settlement of the value of acquisition of certain theatrical films properties valued at $350,000 (see “Acquisition” above). These shares cannot be sold or transferred by the vendor for at least five years from the date of issuance without the approval of the Company as per the terms of the assets purchase agreement dated November 30, 2004.

The vendor was also issued 3.5 million warrants, which are convertible into equal number of common shares of the Company at a conversion price of $1 per warrant on or before November 30, 2006, As at June 30, 2005, none of the warrants was exercised.

      3.  On June 13, 2005, the Company issued 50,000 restricted Common shares to a     market maker in the US in settlement of part of their fee for application to NASDAQ for a listing and trading symbol on Over the Counter Bulletin Board.

       Key Investing Activities

Key investment activity during the fiscal 2005 comprised acquisition of assets from an independent production Company, Noble House production Inc. for a total sum of $350,000 settled by issuance of 3.5 million restricted common shares of the Company plus equal number of warrants exercisable at $1 for equal number of common shares of the Company within two years. This is more fully explained under “Acquisition” above.

C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2005, 2004 and 2003.

 (D)

TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E)

OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2005, 2004 and 2003, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

 (F)

CONTRACTUAL OBLIGATIONS

Not applicable.

(G)

SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position With the Company	Other principal directorships	Principal business activities outside the Company
Damian Jacques Lee Director and Chairman Chief Executive Officer	Director – Bontan Corporation Inc., an Ontario public company listed and traded on OTCBB	Independent writer, producer and director of films and television series. Owns a private production company
Kam Shah Director Chief Financial Officer	Director – Bontan Corporation Inc., an Ontario public company listed and traded on OTCBB

Provides accounting services to Current Capital Corp. and Bontan Corporation Inc. Chief Executive Officer and Chief Financial Officer of Bontan Corporation Inc. and a part time practice as chartered accountant

John Peter Robinson Independent director	Director – Current Capital Corp., On Ontario private corporation	President of Current Capital Corp.

Damian Lee has been appointed as Chief Executive Officer and a chairman and director on December 1, 2004 and is based in Toronto, Ontario. Mr. Lee is a twenty-year veteran of the film industry. Mr. Lee’s movie credits which comprise as producer on 34 films, as writer on 20 films, as director on 14 films, as actor on 7 films and as assistant director on 2 films.  He cast Jim Carrey, Hayden Christensen and Jason Priestley, among others, in their first feature film roles.  Mr. Lee has written, directed and produced some of the most successful films in Canadian history, many of which spawned profitable and entertaining sequels.

Kam Shah joined the Company as a Chief Financial Officer and was appointed to the Board on January 3, 1999. He worked with Pricewaterhouse Coopers LLP and Ernst & Young. He is a US Certified Public Accountant and a Canadian Chartered Accountant.  He has over fifteen years of international experience in corporate financial analysis, mergers & acquisitions. Mr. Shah is responsible for the financial and statutory matters of the Company and effective May 17, 2004, following resignation of the Chairman, Mr. Terence Robinson, had also assumed the responsibilities of the chairman of the Board and Chief Executive Officer of the Company until December 1, 2004 when Mr. Damian Lee took over those responsibilities and Mr. Shah continued as Chief Financial Officer.

John Robinson is a non-executive independent director based in Toronto, Ontario. He was appointed director of the Company on May 17, 2004. Mr. John is a chairman of the audit committee. He has over fifteen years of experience as venture capitalist. Mr. Robinson is a graduate of University of Toronto and Toronto French School. He can communicate in French, Italian and Russian apart from English.

Management Team

The Company‘s current management team consists of the following:

Noble house Entertainment Inc.

1.  Mr. Damian Lee as Chief Executive officer.

     2.  Mr. Kam Shah as Chief Financial Officer

Noble house Film and Television Inc.

     1.  Mr. Damian Lee as President

     2.  Mr. Lowell Conn as Executive Vice President

LOWELL CONN, the co-founder of Noble House Productions, collaborated with Mr. Lee on the completion of ONE EYED KING and the re-release of Jim Carrey’s first film, COPPER MOUNTAIN.  He is the author of innumerable published articles and multiple feature film scripts.  Mr. Conn is a weekly contributor to the National Post and has served as a business consultant for a number of online and print newspapers and magazines.

Background details of the other executives are given under 6(A) above.

(B)  COMPENSATION

The compensation payable to directors and officers of the Company and its subsidiary is summarized below:

1.

General

The Company does not compensate directors for acting solely as directors. Except as described below, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or its subsidiary for their services in their capacity as directors, other than options to purchase shares of the Company which may be granted to the Company’s directors from time to time and the reimbursement of direct expenses.

The Company does not have any pension plans.

2.

Statement of Executive Compensation

Mr. Kam Shah has not signed any consulting contract with the Company and is not paid any cash remuneration. He may be issued options and shares in lieu of his services.

Mr. Damian Lee signed a five-year consulting contract on December 1, 2004, which provides for cash remuneration of $6,000 per month plus production fees and incentives linked to his role and responsibility on each film or television production.

Mr. Lowell Conn signed a five-year consulting contract on February 1, 2005, which provides for cash remuneration of $4,350 for the first year. Cash remuneration for the subsequent years in the agreement is to be decided annually by the Board of Noble House. Mr. Conn will also be entitled to production fees and incentives linked to his role and responsibility on each film or television production.

The following table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the fiscal years ended June 30, 2005, 2004 and 2003

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus	Other annual compensation	Securities under options/SARs Granted (1)	Shares or units subject to resale restrictions	LTIP (2) payouts	All other compensation
		($)	($)	($)	(#)	($)	($)
Damian Lee – CEO & President of NHFT	2005	30000	-	-	-	-	-	-
	2004				Not applicable
	2003				Not applicable
Kam Shah – CFO	2005	-	-		Nil/Nil	-	-	-
CFO	2004	5,000	-	-	Nil/Nil	-	-	-
CFO	2003	-	-	-	Nil/Nil	-	-	-
Lowell Conn – Executive Vice President – NHFT	2005	21,750	-	-	20,000/Nil	-	-	-
	2004				Not applicable

    Notes:

   1.  “SAR” means stock appreciation rights

   2.  “LTIP” means long term incentive plan

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

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

Audit Committee

The members of the audit committee consist of John Robinson and Damian Lee. The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

The Company’s Audit Committee has adopted the following charter (the “Charter”) that sets out its mandate and responsibilities:

General

The primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures, as these are the responsibility of management and the external auditors.

Effective Date

This Charter was implemented by the Board on August 2, 2005.

Composition of Audit Committee

The Committee membership shall satisfy the laws and policies governing the Company and the independence, financial literacy and experience requirements under securities law, stock exchange and any other regulatory requirements as are applicable to the Company.

Relationship with External Auditors

The external auditor is required to report directly to the Audit Committee. Opportunities shall be afforded periodically to the external auditor and to members of senior management to meet separately with the Audit Committee.

Responsibilities

     1. The Audit Committee shall be responsible for making the following recommendations to the Board:

     a.   the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

     b.     the compensation of the external auditor

     2.   The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.  This responsibility shall include:

     a.  reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

     b.   questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

     c.   reviewing audited annual financial statements, in conjunction with the report of the external auditor;

     d.    reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

     e.    reviewing the evaluation of internal controls by the external auditor, together with management’s response

     3.    The Audit Committee shall review interim unaudited financial statements before release to the public.

     4.   The Audit Committee shall review all public disclosures of audited or unaudited financial information before release, including any prospectus, annual report, annual information form, and management’s discussion and analysis.

     5.     The Audit Committee shall review the appointments of the chief financial officer and any other key financial executives involved in the financial reporting process, as applicable.

     6.   Except as exempted by securities regulatory policies, the Audit Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the external auditor.

     7.     The Audit Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.

     8.     The Audit Committee shall establish procedures for:

     a.  the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

     b.     the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

     9.   The Audit Committee shall periodically review and approve the Company’s hiring policies, if any, regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

    10.     Meetings of the Audit Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.

Authority

The Audit Committee shall have the authority to:

     a.   to engage independent counsel and other advisors as it determines necessary to carry out its duties;

     b.     to set and pay the compensation for any advisors employed by the Audit Committee; and

     c.     to communicate directly with the external auditors.

Compensation Committee

The Company does not currently have a Compensation Committee.  The directors determined that, in light of the Company’s size and resources, setting up such a committee would be too expensive for the Company at this time.  The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arms’ length contracts.  This Committee has the same composition as the Audit Committee, and is currently comprised of the two directors:  John Robinson and Damian Lee.

(D)  EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E)  SHARE OWNERSHIP

The Company presently has no share option or compensation plans.

The directors now propose to create two plans to be named  (a) 2006 Consultant Stock Compensation Plan covering 1 million common shares of the Corporation and (b) 2006 Stock Option Plan covering 1 million options.

The objective of these Plans is to provide for and encourage ownership of common shares of the Company by its directors, officers, consultants and employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plans are designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plans are a significant incentive for the directors, officers, consultants and employees to continue and to increase their efforts in promoting the Company’s operations to the mutual benefit of both the Company and such individuals and also allow the Company to avail of the services of experienced persons with minimum cash outlay.

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons at June 30, 2005:

Name	# of Common shares held at June 30, 2005	# of Warrants	Exercise price - in US$	Expiry date(s)
Damian Lee(1)	3,500,000	3,500,000	$1.00	30-Nov-06
Lowell Conn(1)
Kam Shah	75,000	-

John Robinson (2)	1,488,750	-

      (1)

Shares and warrants held through Noble House Corporation Ltd. Owned jointly by Mr. Damian Lee and Mr. Lowell Conn.

      (2)

Held through Current Capital Corp., whose John Robinson is a sole shareholder.

During the fiscal year 2004, 50,000 post reverse-split shares were issued to Mr. Kam Shah, CFO for accounting services

No options or shares were issued in 2003.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)  MAJOR SHAREHOLDERS

The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing-houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

As at November 16 2005, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approx. 14% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available. The following are the other registered shareholders holding more than 5% of the common shares of the company as at November 16, 2005.

Name of Shareholder	No. of Shares	% of Issued Shares
Noble House Corporation Ltd.(1) John Robinson(2) Snapper Inc.	3,500,000 1,488,750 1,295,000	43% 18% 16%

      (1) Noble House Corporation Ltd. is owned by Mr. Damian Lee and Mr.    Lowell Conn, both are executives of the Company and its subsidiary.

      (2)  1.3 million shares are held in the name of Current Capital Corp. of which  Mr. John Robinson is a sole shareholder and director.

At November 16, 2005, the Company had 8,134,544 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 364 record holders excluding the beneficial shareholders held through the intermediaries, 16 of which, holding an aggregate of 234,381 shares (2.88%) of common stock, were in the United States.

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not owned or controlled directly or indirectly by another corporation or any foreign government. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances as at June 30, 2005  have been listed below:

Current Capital Corp., a shareholder corporation where directors of the Company serve as consultants and is owned by one of the directors charged approximately $5,400 for the premises rent, telephone, consultants’ fees and other office expenses (2004 - $12,600; 2003 - $11,200).

Consulting fees include amounts to Snapper Inc., a shareholder corporation of $nil (2004 - $60,372; 2003 - $13,944).

Included in professional fees are fees of $nil (2004:  $5,000, 2003:  $Nil) paid to a director of the Company.  The payment was made by way of issuance of 100,000 shares of the Company.

Consulting fee includes fee paid to a director for services rendered of $30,000 (2004 and 2003:  $nil)

Rent of $6,500 (2004 and 2003:  $nil) is charged in respect of the subsidiary premises owned by a director of the Company.

Included in accounts payable are balances due to Current Capital Corp. of $15,728 (2004:  2,100 and 2003:  $nil)

Receivable included $3,752 (2004 and 2003:  $nil) advanced to two production companies owned by the directors of the subsidiary and which will license the scripts from the Company.

Payable includes $11,900 (2004 and 2003:  $nil) received from two production companies.  The Company is a co-producer in one of these production companies.  The Company is a co-producer in one of these production companies and directors of the subsidiary are the owners of the other production company.

Advances from shareholders as at June 30, 2005 were $143,937 (June 30, 2004:  $38,021 and June 30, 2003:  $52,158)

Indebtedness to Company of Directors, Executive Officers and Senior Officers

None of the directors, consultants, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

(C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8 – FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Information regarding our financial statements is contained under the caption "Item 17. Financial Statements" below.

Legal Proceedings

A case was filed on August 10, 2005 in the Court in Florida against the Company and some of its current and past directors by a person alleging a liability of US$ 200,000 plus triple damages for failing to issue him common shares of the Company against the funds that he alleged to have paid in 1997.

The Company’s lawyer filed a motion to dismiss the case on October 12, 2005 for lack of jurisdiction.

Notwithstanding the above, the Company does not believe that the case is valid and has therefore made no provision in the financial statements against the claim.

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

 (B)  SIGNIFICANT CHANGES

There were no key corporate changes and other significant events that occurred subsequent to June 30, 2005:

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The Company’s common shares began trading on OTCBB on April 27 2005. Prior to that date, the Company’s shares were traded “Over –the Counter” on the Canadian Unlisted Board (“CUB”) for a brief while in 2000. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

The following table sets forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB during the fiscal year ended June 30, 2005 covering the period from April 28, 2005 to June 30, 2005

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended June 30	High In US $	Low In US$
2005	.65	.535

The following table outlines the high and low market prices for fiscal financial quarter ended September 30, 2005

Fiscal Quarter ended	High	Low
	In US$	In US$
September 30, 2005	.615	.555

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$
October, 2005	.655	.655
September 0, 2005	.655	.655
August , 2005	.615	.615
July, 2005	.62	.615
June, 2005	.55	.55
May, 2005	.55	.55

(B)  PLAN OF DISTRIBUTION

Not applicable

(C)  MARKETS

The company's common shares were traded briefly during the fiscal 2000 "over-the-counter" on the Canadian Unlisted Board ("CUB") with the trading symbol "FEPR" and CUSIP #32008X 10 2. The CUB system was implemented in November 2000 but has currently been discontinued. It was only available to traders and brokers for reporting trades that they had arranged in unlisted and unquoted equity securities in Ontario. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

Since April 27, 2005, the Company’s common shares began trading on OTCBB of NASDAQ under a trading symbol “NHSEF”

(D)  SELLING SHAREHOLDERS

Not applicable.

(E)  DILUTION

Not applicable

(F)  EXPENSES OF THE ISSUE

Not applicable

ITEM 10 – ADDITIONAL INFORMATION

(A)  SHARE CAPITAL

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

 (B)  MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of the Company are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission, in Washington, D.C. on June 12, 2000 to which our Articles of Incorporation and Memorandum were filed as exhibits.

No further changes have been made to the Company’s Articles/Bylaws.

(C) MATERIAL CONTRACTS

On November 30, 2004, the Company entered into a purchase agreement with Noble House Production Limited to acquire certain film properties at an agreed price of $350,000, which was settled by issuance of 3.5 million restricted common shares plus 3.5 million warrants exercisable at $1 each to acquire equal number of common shares. This is more fully explained under Item 5 (A) “acquisition” above.

(D)

 EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10 – Additional Information – E.  Taxation” below.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of Ontario or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non-Canadian”).

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage or national identity deal largely with publication, film and music industries.  Because the Company’s total assets are less than the $5 million notification threshold, and because the Company’s business activities would likely not be deemed related to Canada’s cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

The following investments by non-Canadians are subject to notification under the Act:

        1. An investment to establish a new Canadian business; and

        2. An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

        1. Direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

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

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

(E)  TAXATION

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences ” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended March 31, 2005, and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2005.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into on or before December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.   For transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended March 31, 2005, and does not expect that it will be a PFIC for the taxable year ending March 31, 2006.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Taxation

The following summary fairly describes, as of the date hereof, the principal Canadian federal income tax considerations generally applicable to a U.S. Holder who is not and has not been or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (the "ITA") at any time while such U.S. Holder holds the common stock, is a resident of the U.S. for purposes of the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), and who, for purposes of the ITA, at all relevant times:

     Is the beneficial owner of the common stock;

     Holds the common stock as capital property;

     Does not have a “permanent establishment” or “fixed base” in Canada, as defined in the Convention;

     Does not use or hold (and is not deemed to use or hold) the common stock in carrying on a business in Canada; and

     Deals at arm’s length with us.

Special rules, which are not discussed below, may apply to “financial institutions” and “tax shelter” as defined in the ITA, and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), the Convention, all specific proposed amendments to the ITA or the Regulations announced by or on behalf of the Canadian Minister of Finance prior to the date hereof, and the company's understanding of the current published administrative practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by way of judicial, governmental or legislative decision or action, administrative practice nor any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

The common stock will generally constitute capital property to a U.S. Holder unless such U.S. Holder holds such common stock in the course of carrying on a business of trading or dealing in securities or has acquired such common stock in a transaction or transactions considered to be an adventure in the nature of trade.

Under the Convention, dividends paid or credited, or deemed to be paid or credited, on the common stock to a U.S. Holder generally will be subject to Canadian withholding tax at the rate of 15% of the gross amount of those dividends or deemed dividends. If a U.S. Holder is a corporation and owns 10% or more of the company's voting stock, the rate is reduced from 15% to 5%.

Under the Convention, dividends paid to religious, scientific, literary, educational or charitable organizations or certain pension, retirement or employee benefit organizations that have complied with specified administrative procedures are exempt from the aforementioned Canadian withholding tax so long as such organization is resident in and exempt from tax in the U.S.

A U.S. Holder will only be subject to taxation in Canada under the ITA on capital gains realized by the U.S. Holder on a disposition or deemed disposition of the common stock if the common stock constitutes "taxable Canadian property" within the meaning of the ITA at the time of the disposition or deemed disposition and the U.S. Holder is not afforded relief under the Convention. In general, the common stock will not be "taxable Canadian property" to a U.S. Holder if, at the time of its disposition, it is listed on a stock exchange that is prescribed in the Regulations (which includes American Stock Exchange), unless:

·

at any time within the five-year period immediately preceding the disposition or deemed disposition, the U.S. Holder, persons not dealing at arm's length with the U.S. Holder, or the U.S. Holder together with such non-arm's length persons, owned or had an interest in or a right or option to acquire 25% or more of the issued shares of any class or series of our capital stock;

·

the U.S. Holder was formerly resident in Canada and, upon ceasing to be a Canadian resident, elected under the ITA to have the common stock deemed to be "taxable Canadian property; or

·

the U.S. Holder's common stock was acquired in a tax deferred exchange in consideration for property that was itself "taxable Canadian property."

If a U.S. Holder's common stock is "taxable Canadian property," subject to the availability of an exemption under the Convention, such U.S. Holder will recognize a capital gain (or a capital loss) for the taxation year during which the U.S. Holder disposes, or is deemed to have disposed of, the common stock. Such capital gain (or capital loss) will be equal to the amount by which the proceeds of disposition exceed (or are less than) the U.S. Holder's adjusted cost base of such common stock and any reasonable costs of making the disposition. One-half of any such capital gain (a "taxable capital gain") must be included in income in computing the U.S. Holder's income and one half of any such capital loss (an "allowable capital loss") is generally deductible by the U.S. Holder from taxable capital gains arising in the year of disposition. To the extent a U.S. Holder has insufficient taxable capital gains in the current taxation year against which to apply an allowable capital loss, the deficiency will constitute a net capital loss for the current taxation year and may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, subject to certain detailed rules in the ITA in this regard.

This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular investor.  Consequently, potential investors are urged to seek independent tax advice in respect of the consequences to them of the acquisition of common stock having regard to their particular circumstances.

 (F)  DIVIDEND AND PAYING AGENTS

Not applicable

(G)  STATEMENT BY EXPERTS

Not applicable

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

The Company is subject to reporting requirements as a “reporting issuer” under applicable securities legislation in Canada and as a “foreign private issuer” under the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, we must file periodic reports and other information with the Canadian securities regulatory authorities and the Securities and Exchange Commission.

A copy of this Annual Information Form/Form 20-F Annual Report and certain other documents referred to in this Annual Report and other documents filed by us may be retrieved from the system for electronic document analysis and retrieval (“SEDAR”) system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from the Securities and Exchange Commission electronic data gathering, analysis and retrieval system(“EDGAR”) at www.sec.gov/edgar.

(I)  SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required since this is an annual report.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No modifications or qualifications have been made to the instruments defining the rights of the holders of our Common Shares and no material amount of assets securing our securities has been withdrawn or substituted by us or anyone else (other than in the ordinary course of business).

ITEM 15   CONTROLS AND PROCEDURES

    A.    Evaluation of Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

    B.     Changes in Internal Controls

There were no significant changes made in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16   (A)   AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2005, the audit committee consisted of two directors, one of whom, Mr. John Robinson would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Robinson’s background is described under Item 6(A) Directors and senior management.

ITEM 16 (B)   CODE OF ETHICS

We have adopted a Code of Ethics, which applies to all employees, consultants, officers and directors.

ITEM 16  (C)

PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

	June 30 2005	June 30 2004

Audit Fees (1)	9,680	10,435
Audit Related Fees	-	-
Tax Fees	--	-
All Other Fees (2)	-	5930

     1.  Audit fee for the fiscal year 2005 has not yet been agreed.  The amount shown is the management’s estimate.

     Audit fee for 2004 included fee of $4,435 for fiscal 2003 net of accrual made in the fiscal 2003 and accrual of $6,000 for the fiscal 2004.

     2.  Other fees in 2004 related to the services rendered in connection with opinions rendered for fiscal years 2001 and 2002 and reviews carried out in respect of various filings with SEC.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D)

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT   COMMITTEES

The information referred to in this section is not required as to the fiscal year ended June 30, 2005, which is the period covered by this Annual Report on Form 20-F.

ITEM 16 (E)

 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this section is not required as to the fiscal year ended June 30, 2005, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17 – FINANCIAL STATEMENTS

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

ITEM 18 – FINANCIAL STATEMENTS

Not applicable.

ITEM 19 -- EXHIBITS

(a)

Financial Statements

(b)

Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1	Articles of Incorporation of the Company – Incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004
1.2	By-Laws of the Company – Incorporated herein by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.3

Certificate of name change from Minedel Mining & Development Company Limited to Minedel Mines Limited – Incorporated herein by reference to Exhibit 1.3 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.4

Certificate of name change from Minedel Mines Limited to Havelock Entergy & Resources Inc. – Incorporated herein by reference to Exhibit 1.4 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.5

Certificate of name change from Havelock Energy & Resources Inc. to Municipal Ticket Corporation – Incorporated herein by reference to Exhibit 1.5 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.6

Certificate of name change from Municipal Ticket Corporation to I.D. Investment Inc. – Incorporated herein by reference to Exhibit 1.6 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.7	Certificate of amalgamation to Biolink Corporation – Incorporated herein by reference to Exhibit 1.7 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004
1.8

Certificate of name change from Biolink Corp. to First Empire Entertainment.com Inc. – Incorporated herein by reference to Exhibit 1.8 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.9

Certificate of name change from First Empire Entertainment.com Inc. to First Empire Corporation Inc. – Incorporated herein by reference to Exhibit 19 to the Company’s Annual Report on Form 20-F filed on March 12, 2004

1.10	Certificate of name change from First Empire Corporation Inc. to Noble House Entertainment Inc. dated November 4, 2004
1.11	Articles of Amendment dated November 19, 2004 consolidating the common shares of the Company on the basis of one new common share in exchange for every two old common shares
1.12	Certificate of name change from First Empire Music Corp. to Noble House Film & Television Inc. dated January 21, 2005
2.(a).	Specimen Common Share certificate

4.(b)i

Expense Sharing Agreement dated April 1, 2002 with Current Capital Corp. Incorporated herein by reference to Exhibit 4.(b)i.2 to the Company’s annual report on Form 20-F for the fiscal year 2001 filed on March 12, 2004

4.(b)iii	Offer to Purchase dated November 30, 2004 regarding acquisition of film properties from Noble House Production Inc.
4.(c)i	Consulting agreement dated December 1, 2004 with Damian Lee
4.(c)ii	Consulting Agreement dated February 1, 2005 with Lowell Conn
12	The certificates required by Rule 13(a) – 14(a) (17 CFR 240.13(a)-14(a)) or Rule 15(d)-14(a) (17 CFR 240.15(d)-14(a))
13.a	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this November 16, 2005.

NOBLE HOUSE ENTERTAINMENT INC.

Per:  (signed) Damian Lee

Title:  Chairman and CEO

Endnotes