Form 20-F/A
NOBLE HOUSE ENTERTAINMENT INC.
filed 2006-02-22
CIK 1168981

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

Selected Financial Data (U.S. GAAP) – Fiscal year ended June 30

	2005	2004	2003	2002	2001
Revenue	$5,031	$_	$_	$3,420	$_
Net Loss	($261,025)	(104,601)	(143,514)	(347,851)	($30,801)
Comprehensive Loss	($259,533)	(104,601)	(143,514)	(347,851)	($30,801)
Loss per share	($0.04)	($0.03)	($0.08)	($0.23)	($0.06)
Total assets	$240,112	$2,876	$1,612	$1,385	$126,104
Shareholders' equity(Deficit)	$37,804	($57,478)	($106,350)	($124,271)	($143,851)

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