Form 20-F
period 2006-06-30
LiveReel Media CORP
filed 2006-12-26
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

™
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

™
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

OR

[ ] ™ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to __________________

                      OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15D OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-50492

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

429 Spadina Road, Toronto, Ontario M5P 2W3, Canada
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act.: None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act : None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value - 14,521,744 as at June 30, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☑Yes ☐No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.
☑Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17: X Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐Yes ☑No

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

Unless the context indicates otherwise, the terms "LiveReel Media Corporation" the "Company”, "LiveReel", “we”, “us”, “our” and “registrant” are used interchangeably in this Annual Report and mean LiveReel Media Corporation. and its subsidiary.

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

LiveReel Media Corporation is a Canadian corporation incorporated under the Federal Business Laws of Canada. Approximately 63% of its common stock is held by non-United States citizens and residents and our business is administered principally outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currency

The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $") and the financial data in this Annual Report is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as disclosed in Note 17 of the Notes to Consolidated Financial Statements contained herein.

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended June 30, 2006, 2005 and 2004.These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2002 through 2006 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

Financial data in accordance with Canadian GAAP (CDN $) - Fiscal year ended June 30

	2006	2005	2004	2003	2002

Revenue	$7,052	$5,031	$-	$-	$3,420
Net Loss	($682,097)	($259,333)	($214,601)	($108,514)	($272,851)
Net loss per share (1)	($0.07)	($0.04)	($0.06)	($0.06)	($0.18)
Working capital (Deficit)	$2,499,781	($194,696)	($57,478)	($106,350)	($49,271)
Total assets	$2,641,600	$240,112	$2,867	$111,612	$76,385
Capital stock	$2,255,394	$4,815,672	$4,460,857	$4,307,384	$4,145,949
Warrants	$5,729,352	$-	$-	$-	$-
Shareholders' equity(Deficit)	$2,524,781	$37,804	($57,478)	$3,650	($49,271)
Weighted average number of shares outstanding (2)	9,494,677	6,629,968	3,680,536	1,906,654	1,543,456

(1) The effect of potential share issuances pursuant to the exercise of warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.
(2) Weighted average number of shares for a year was calculated by dividing the total of the number of shares outstanding at the end of each of the months by twelve. Weighted average number for the fiscal years 2003,and 2002 were adjusted to reflect stock consolidations in fiscal 2004 and 2005

Financial data in accordance with U.S. GAAP (CDN $) - Fiscal year ended June 30

	2006	2005	2004	2003	2002

Revenue	$7,052	$5,031	$-	$-	$3,420
net loss	$(648,139)	$(259,736)	$(104,601)	$(143,514)	$(347,851)
Comprehensive Loss	($682,097)	($259,533)	($104,601)	($143,514)	($347,851)
Loss per share	($0.07)	($0.04)	($0.03)	($0.08)	($0.23)
Total assets	$2,641,600	$240,112	$2,876	$1,612	$1,385
Shareholders' equity(Deficit)	$2,524,781	$37,804	($57,478)	($106,350)	($124,271)

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On November 30, 2006, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.14.

The following table sets out the high and low exchange rates for each of the last six months.

2006	November	October	September	August	July	June

High for period	$1.15	$1.14	$1.13	$1.14	$1.15	$1.13
Low for period	$1.13	$1.11	$1.10	$1.10	$1.11	$1.10

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended June 30,
	2006	2005	2004	2003	2002
Average for the year	1.16	1.25	1.34	1.51	1.57

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

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

The Company is not profitable and has no significant revenues since its incorporation in March 1997. While one of the film properties acquired by the Company in fiscal 2005 has now been developed into a feature film for which the Company holds certain distribution rights, it is not clear whether this will generate any revenue for the Company. The Company has operated at a loss to date and in all likelihood will continue to sustain operating expenses in the foreseeable future. As of June 30, 2006, the Company had incurred cumulative losses of approximately $5.5 million. There is no assurance that the Company will ever be profitable.

The Company’s audited financials until fiscal 2005 included comments regarding the Company’s ability to continue as a going concern. During fiscal 2006, the Company was able to raise significant equity funds and restructure its operations, and as a result, going concern ability comments were not considered relevant by our auditors. However, there is a risk that the Company will need additional capital to fund its business plan and operations.

UNCERTAINTY REGARDING AUDIENCE ACCEPTANCES OF PROGRAMS

The television and motion picture industries have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture or television program as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company’s control. A lack of audience acceptance for any of the films licensed, co-produced or distributed by the Company could have an adverse effect on its businesses, results of operations, prospects and financial condition.

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

CHANGES IN REGULATIONS AND INCENTIVES MAY ADVERSELY AFFECT THE BUSINESS OF THE COMPANY

The Company plans to co-produce with or license its scripts and other intellectual properties to other entities which are expected to rely heavily on grants and labor rebates available for Canadian contents under the current regulations of Federal and Provincial governments of Canada.

Any significant changes in these regulations that result in reduced grants and rebates or elimination thereof may significantly affect the Company’s ability to produce and or license its scripts and in turn its ability to generate revenue.

THE COMPANY MAY NOT BE ABLE TO ACHIEVE AND MAINTAIN ITS COMPETITIVE POSITION

The entertainment industry is highly capital intensive and is characterized by intense and substantial competition. A number of the Company's competitors are well established, substantially larger and have substantially greater market recognition, greater resources and broader distribution capabilities than the Company. New competitors are continually emerging. Increased competition by existing and future competitors could materially and adversely affect the Company's ability to implement its business plan profitably. The lack of availability of unique quality content could adversely affect its business.

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

THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES

The common shares of the Company are classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”). In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

MARKET PRICE FOR THE COMPANY'S COMMON SHARES HAS BEEN VOLATILE IN THE PAST AND MAY DECLINE IN THE FUTURE

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-cap companies like ours, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Our shares may continue to experience significant market price and volume fluctuations in the future in response to factors, which are beyond our control.

THE COMPANY MAY NEED TO RAISE ADDITIONAL FINANCING TO MEET FUTURE OPERATING NEEDS.

The Company is in the business of film production, financing and distribution, which requires a level of liquidity. The Company hopes to earn sufficient revenue from distribution and scripts licensing to meet its operating needs. The Company cannot ensure that future operating cash flows will be sufficient to fund its needs. If the Company requires additional financing, the Company cannot ensure that it will be able to obtain additional financing on acceptable terms, or at all. Any debt financing could impose significant financial and operational restrictions on the Company. Any additional equity financing could substantially dilute the equity interests of shareholders.

DIVIDENDS

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

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

The Company is currently without proven sources of revenue and may be required to issue additional securities to finance its operation and may also issue additional securities to finance the development of any or all of its projects. These actions could cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2006, we had approximately 14.5 million shares of common stock outstanding of which approximately 9 million are restricted securities under Rule 144 promulgated under the Securities Act. We also have approximately 6.2 million shares of common stock issuable under presently exercisable warrants which have not yet been registered under the US Securities Act.

Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the US Securities Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

OUR OFFICERS AND DIRECTORS RESIDE OUTSIDE OF UNITED STATES AND THERE IS A RISK THAT CIVIL LIABILITIES AND JUDGEMENTS MAY BE UNENFORCEABLE

Half of the Company’s directors and officers are residents of countries other than the United States, and most of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY CANADIAN LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES UNDER U.S. LAW

We are incorporated under Canadian law. The rights and responsibilities of holders of our shares are governed by our Articles and By-Laws and by Canadian law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

CHANGING REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE CAN CAUSE ADDITIONAL EXPENSES AND FAILURE TO COMPLY MAY ADVERSELY AFFECT OUR REPUTATION AND THE VALUE OF OUR SECURITIES

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

ITEM 4 - INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006. The Company’s wholly owned subsidiary changed its name from Noble House Film & Television Inc. to LiveReel Productions Corporation (LRPC) effective August 10, 2006.

The Company is a reporting issuer with Ontario Securities Commission. Its common shares are currently listed and traded on Over The Counter Bulletin Board of NASDAQ (OTCBB) under the trading symbol “NHSEF”. The Company received a new CUSIP number and changed its trading and listing symbol to LVRLF effective December 1, 2006.

On October 26, 2006, LiveReel completed its continuance under the jurisdiction of the Canada Business Corporation Act.

The Company was originally incorporated under the Business Corporation Act (Ontario) on March 18, 1997 as a result of an amalgamation under the name "Biolink Corp." The Company went through several name changes and changes in its business activities. Details of these changes were provided in the Registration Statement F-20 dated June 12, 2000 and the annual report F-20 dated November 16, 2005.

The Company has had no significant revenue since its incorporation. While it tried some new business initiatives including acquisition of scripts and related intellectual properties of a musical, “The Count of Monte Cristo” in 2001 and acquisition of an artist management contract and related developed properties like a demo 5-song CD, in fiscal 2003, the Company was unable to raise the required funds to develop and market these projects. Hence, by fiscal 2004, the Company abandoned these projects and wrote off all the related costs.

The Company continued its focus on entertainment sector. However, it changed its business strategy to focus primarily on films and television program development, licensing and distribution as a core business due to availability of various government incentives, local talents and a wider commercial market compared to the one for musicals, plays and song albums.

In November 2004, the Company acquired certain film scripts and distribution rights from an independent production house for $350,000, which was settled by issuance of 3.5 million restricted shares and 3.5 million restricted warrants. These film assets were rolled into the subsidiary, which is an operating arm of the Company.

In December 2004, the principals of the vendor production house joined the Company as consultants and began managing the subsidiary with a mandate to explore and exploit the existing properties commercially.

One of the scripts, King of Sorrow, was sold by the Company and produced into a feature film by another production company. In exchange for the rights to the screenplay, the company holds certain distribution rights to the film. Sales and distribution efforts have begun for this film.

The Company was a co-producer in a feature film, “Due Process”. This film has been produced and is now ready for commercial exploitation. The Company has distribution rights to this film.

The Company successfully completed two private placements with independent accredited investors and raised approximately $3 million.

LRPC, the Company’s subsidiary, opened a representative office in London, UK on June 26, 2006 to facilitate European distribution networking.

During the last quarter of fiscal 2006 and subsequent period, there was a change in the management of the Company. Both the chief executive officer and chief financial officer resigned and their consulting contracts were cancelled without any penalty or further financial commitments. One of the significant participants in the private placement became the chief executive officer and a new chief financial offer was appointed. Further, the entire in house production team at the subsidiary also resigned and their contracts were terminated.

The new management concluded that the film properties held by the Company could not be profitably developed and exploited and therefore wrote off all properties at June 30, 2006, except for the script of King of Sorrow, which was already developed into a commercial film. This script was left at its carrying value.

The Company’s principal business office is located at 429 Spadina Road, Toronto, Ontario M5P 2W3 and its telephone number is 416-607-6793.

(B) BUSINESS OVERVIEW

The Company’s business plan continues to become an integrated entertainment company focused on films and television properties. During most of fiscal 2006, management focused on three major activities: development and licensing of film properties, providing production consulting including pre and postproduction and sales exploitation of films. However, following successful completion of two private placements in April 2006 and June 2006, in which the Company raised approximately $3 million, there was a change in management and composition of the board of directors.

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach.

The Company plans to focus on financing feature film productions as a producer or co-producer with others. These feature films will be produced by independent production companies, to be selected by management from time to time. The Company anticipates continuing to utilize consultants with expertise in the industry to assist in selecting content and assisting in production and distribution efforts on projects the Company chooses to be associated with.

(C) ORGANIZATIONAL STRUCTURE

As at June 30, 2006, the Company had only one wholly-owned subsidiary, LiveReel Productions Corporation, as explained above in (A).

(D) PROPERTY PLANTS AND EQUIPMENT

During fiscal 2006, the Corporate and head office of the Company was located in subleased premises at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada. There was no long-term lease commitment.

Total area of the premises was approximately 950 sq. ft., and approximately 10% of these premises were subleased to the Company at an approximate rent and utilities cost of $200 per month.

During fiscal 2006, the Company’s subsidiary, LRPC was located in another subleased premise at 181 Queen Street East, Toronto, Ontario, Canada. The premises were owned by the Company’s former CEO and a director, Mr. Damian Lee. There was no long-term lease commitment. Rent paid was $1,300 per month.

Effective August 1, 2006, the Company and its subsidiary both were relocated to another location at 429 Spadina Road, Toronto, Ontario M5P 2W3, Canada. The Company subleases the space on a month to month basis at a cost of approximately $4,700 per month.

The Company’s subsidiary opened a representative office in London, UK on June 26, 2006. The office is at 105 Park Street, London, W1k 7JD, UK. The Company subleases the space on a month to month basis at no charge.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

Year ended June 30	2006	2005	2004
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	7	5	-
Expenses	(689)	(265)	(215)

Net loss for year	(682)	(260)	(215)
Deficit at end of year	(5,480)	(4,798)	(4,539)

Overview

The following were the key events in fiscal 2006 -

1. One of the scripts, King of Sorrow, was sold by the Company and produced into a feature film by another production company. In exchange for the rights to the screenplay, the Company holds certain distribution rights to the film. Sales and distribution efforts have begun for this film.

2. The company was a co-producer in a feature film, “Due Process”. This film has been produced and is now ready for commercial exploitation. The company has distribution rights to this film.

3. The Company successfully completed two private placements with independent accredited investors and raised approximately $3 million.

4. LRPC, the Company’s subsidiary, opened a representative office in London, UK on June 26, 2006 to facilitate European distribution networking.

The following were the key events in fiscal 2005 -

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

4.
On November 30, 2004, the Company issued 3.5 million common shares plus 3.5 million warrants to an independent production house in settlement of the value of acquisition of certain theatrical films properties valued at $350,000 (see “Acquisition” below). These shares cannot be sold or transferred by the vendor for at least five years from the date of issuance without the approval of the Company as per the terms of the assets purchase agreement dated November 30, 2004. On January 18, 2006, the conversion price of the above warrants was reduced to US $0.50 per warrant and the expiry date was extended to November 30, 2008 by the board of directors of the Company. As at June 30, 2006, none of the warrants was exercised.

5.
On December 1, 2004, the Company entered into a consulting contract with Mr. Damian Lee, one of the owners of the production House from which the Company acquired certain film properties. The Contract was effective January 15, 2005 for a five-year term up to January 15, 2010. The contract provided for a monthly fee of $6,000 plus taxes plus reimbursement of expenses. In addition, Mr. Lee would also be entitled to production fees and incentives linked to his role and responsibility on each film or television production.

6.	On December 1, 2004, Mr. Damian Lee was appointed a director and chief executive officer of the Company.

7.	On January 21, 2005, the Company’s wholly owned subsidiary, First Empire Music Corp changed its name to Noble House Film & Television Inc. ( NHFT).

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

During the fiscal year 2004, the Company abandoned its “Jenn Project” and wrote off all the investment in that project. The Jenn Project involved the Company acquiring a right to represent a singer and securing a recording contract, which did not materialize. In that fiscal year, the Company carried out a 2:1 reverse stock split of its Common shares together with a buy back plan to acquire fractional and small holdings. The Company also filed a registration statement (in Form 20-F) with the US Securities and Exchange Commission.

Income

Revenues were $7,052 in fiscal 2006 and $5,031 in fiscal 2005. Revenues consisted of the net distribution commission received in the second quarter of fiscal 2006 from one of the distribution rights owned by the Company.

The Company’s activities failed to generate any revenues during the fiscal year 2004.

Expenses

The overall analysis of the expenses is as follows:

Year ended June 30	2006	2005	2004

Operating expenses	$367,648	$142,064	$99,451
Amortisation of investments in film and television programs	207,500	117,500	-
Stock based compensation	114,001	5,000	5,000
Deferred development costs written off	-	-	110,150
	$689,149	$264,564	$214,601

Operating Expenses

The overall analysis of operating expenses is as follows:

Year ended June 30	2006	2005	2004

Consulting	$199,488	$71,095	$64,840
Professional fees	37,849	9,680	21,309
Shareholders information	8,935	20,122	3,142
Promotion	7,999	13,543	-
Bank charges	1,009	563	207
Office and general	112,368	27,061	9,953
	$367,648	$142,064	$99,451

Overall increase in operational costs during fiscal 2006 compared to the previous two fiscal years was mainly due to the full year operations of the subsidiary, LRPC, which accounted for approximately $275,000 or 75% of the total costs.

LRPC became fully operational in February 2005 and thus had only five months operational costs in fiscal 2005.

Consulting

Consulting fees for fiscal 2006 mainly included fees paid to nine consultants by LRPC. Two of the former executives of the subsidiary, Mr. Damian Lee, the former president and Mr. Lowell Conn, the vice president were paid a total of approximately $131,000 or 66% of the fees. All long term consulting contracts with the Company’s senior management were cancelled without any penalty or further obligation.

Consulting fees in fiscal 2005 mainly consists of monthly fees paid to eight consultants working for LRPC which became fully operational in February 2005.

The majority of the consulting fee - $60,374 - in fiscal 2004 was charged by a shareholder corporation, Snapper Inc., under a consulting contract providing for a monthly fee of US$5,000 for arranging interest-free working capital, introduction to business opportunities and public relations. The contract with Snapper Inc. was terminated on June 30, 2004.

Professional fees

Professional fees in fiscal 2006 comprised legal fees of $18,003 and audit fees of $19,846. Legal fees of approximately $3,800 were incurred on a legal case which is discussed further under the legal proceedings section of this report. The remaining legal fees were mainly incurred in connection with registration of stock compensation and stock option plans with the US Securities and Exchange Commission (SEC) and with review of our annual filings by the SEC for fiscal 2004 and 2005.

Fiscal 2005 professional fees comprise the audit fee provision.

The major items in fiscal 2004 were audit fees of $16,365 to cover the 2004 audit and also to cover US reporting on fiscal 2003 for the purpose of filings with US Securities and Exchange Commission.

Shareholder Information

Shareholder information costs consist of the cost of holding shareholders’ meetings and regulatory and related filing fees and transfer agent fees.

For fiscal 2006, transfer agent fees were approximately $6,400 and the balance of approximately $2,500 related to holding of annual and special meeting and filing fees.

During 2005, the Company paid to a market maker in the US , a one-time total fee of $11,250 comprising US$ 5,000 in cash (CDN$6,250) and $5,000 in 50,000 restricted common shares of the Company. The fee was paid for their services in connection with the Company’s application to NASDAQ for a listing and trading symbol.

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

Fiscal 2004 costs comprised filing fees of $1,875 and a shareholders’ meeting fee of $1,267.

Promotion costs

Promotion costs for fiscal 2006 were incurred by the executives at LRPC in visiting Europe and US for exploration of new production opportunities.

Promotional costs for fiscal 2005 included costs of hosting a major event in September 2004 for a group of prospective investors and people in the entertainment industry. The primary purpose was to introduce Noble House and Mr. Damian Lee and his team and also to identify new business opportunities.

There was no promotional activity during the fiscal year 2004.

Office and general

These costs include rent, telephone, Internet, and other general and administration costs. The key components of these costs are as follows:

Year ended June 30	2006	2005	2004

Exchange loss	$33,958	$(203)	$-
Rent	18,505	8,728	2,248
Telephone	9,279	3,666	947
Website development	4,910	-	-
Travel and entertainment	19,213	-	-
Miscelleneous	26,503	14,870	6,758
	$112,368	$27,061	$9,953

Exchange loss for fiscal 2006 related entirely to the year end translation of US dollar balances and transactions into Canadian dollars at the year end and yearly average exchange rates as per the Company’s accounting policy. During the year, the Company had a large number of transactions in US dollars arising from two private placements in which the Company received approximately $2.7 million in US funds. At the year end, approximately $1.8 million was held in US funds.

The above transactions took place during the last quarter of the fiscal year 2006 when the exchange rate for the US dollar declined from CDN$1.16 at the end of March 2006 to CDN$1.12 at the end of June 2006. The average for the year declined from CDN$1.25 for fiscal 2005 to CDN$1.16 for fiscal 2006. The strengthening of Canadian dollar resulted in lesser value being assigned to the US dollar balances and transactions giving rise to a significant exchange loss on translation.

For fiscal years 2005 and 2004, there were minimal US dollar or other foreign currency transactions or balances and hence no significant exchange gain or loss resulted at the year end.

Rent for the fiscal year 2006 included rent of $16,153 relating to the office space for the subsidiary, LRPC, which was rented at $1,300 per month under a month-to month lease.

For the fiscal year 2005, LRPC rent was only for five months.

For the fiscal year 2004, there was no rent for the subsidiary. The only rent consisted of the rent for the corporate office.

During fiscal 2006, LRPC developed a web site to promote its film properties and incurred $4,900 towards the development costs. No such costs were incurred in fiscal 2005 and 2004.

Significant increase in other operating costs for fiscal 2006 compared to the previous years was mainly attributable to the full year’s operational costs of LRPC.

Amortization of Investments in Film and Television Programs

During fiscal 2006, LRPC was holding nine scripts at a carrying value of $172,500 and four distribution contracts at a carrying value of $60,000. At the year end, management decided to fully amortize all but one script and all distribution contracts because it has decided not to pursue development of these properties any further. The only script not amortized and kept at its carrying value of $25,000 was that of King of Sorrow. The script, as explained earlier, has been developed into a feature film for which the Company held certain world wide distribution rights. Management concluded that based on the estimates of potential revenue that would be realized by the film, the carrying value of the script was fully recoverable.

During fiscal 2005, the carrying value of $15,000 of one of the ten scripts was fully amortized since its development plan was postponed for an indefinite period and three other scripts were partially amortised by $42,500 since they were to be re-written before being developed.

Similarly, the carrying values of three of the seven distribution contracts were fully amortised by $20,000 since no reasonable estimate of expected distribution commission can be made for the foreseeable future while the carrying value of one other distribution contract was partially amortised by $40,000.

In fiscal 2004, the Company had no film properties and hence there was no amortization.

Stock based Compensation

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During fiscal 2006, the board of directors of the Company approved and created two new Plans, which were all registered with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933:

1.
2006 Consultant Stock Compensation Plan covering one million common shares, which were issued to three consultants including a former director for his services as chief financial officer and two other consultants of the company for their services. The shares were valued at $228,000 based on the market price on the date of issuance. $114,001 was expensed in fiscal 2006 and the balance of $113,999 was deferred.

2.	2006 Stock Option Plan covering one million options. None of the options were granted as at June 30, 2006.

During fiscal 2005, a fee of $5,000 was paid to an independent brokerage firm for financial services by way of 50,000 restricted common shares of the Company.

During fiscal 2004, a fee of $5,000 was paid to Mr. Kam Shah, the Chief Financial Officer at the time in the form of 50,000 post reverse-split common shares for accounting services.

Deferred Development Costs Written Off

During fiscal 2004, the Company wrote off contract rights and production costs of $110,000 incurred in the previous year and deferred in respect of Jenn Project.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2006, the Company had a net working capital surplus of approximately $2.5 million compared to a working capital deficit of $194,696 as at June 30, 2005.

Approximately 84% of the working capital - approximately $2.1 million - at June 30, 2006 was in the form of cash and treasury bills compared to only 1% at June 30, 2005.

Significant improvement in the liquid working capital was due to raising of equity through two private placements as explained earlier in this report.

Cash on hand as at June 30, 2006 was $1.9 million compared to $1,629 as at June 30, 2005.

Operating cash flow

During fiscal 2006, operating activities required a net cash flow of $650,000. Approximately $300,000 was spent on LRPC and corporate operations and $350,000 was advanced to King of Sorrow Production Company.

The operating cash requirement was met primarily through the cash raised from the private placements.

Investment cash flows

The company invested approximately $279,000 of the funds raised through a private placement in US treasury bills held with a brokerage firm.

Financing cash flows

The following outlines the Company’s key financing activities during the fiscal year 2006:

1. On April 15, 2006, the Company completed its first private placement in which it issued 2,387,200 Units (at US$0.50 each) comprising 2,387,200 common shares and 1,193,600 warrants exercisable at US$0.50 per warrant to convert into an equal number of common shares for total proceeds of $1,394,360 (US$1,193,600). The Company paid a finder’s fee of $139,436 to Current Capital Corp., a corporation owned by John Robinson, a former director of the Company. Four accredited investors participated in this private placement including Current Capital Corp., which acquired 100,000 Units.

2. On June 27, 2006, the Company completed its second private placement in which it issued 3 million Units (at US$0.50 each) comprising 3 million common shares and 1.5 million warrants exercisable at US$0.50 per warrant to convert into an equal number of common shares for total proceeds of $1,686,150 (US$1.5 million). The Company did not pay any finders fee on this second round of the financing. Two independent accredited investors participated in this private placement. One other private placee subscribed to 80,000 Units and paid $44,112 (US$40,000). However, subsequently, it was found that the private placee was not an accredited investor and was therefore not eligible to participate in the private placement. US$40,000 was therefore refunded to him subsequent to June 30, 2006. The amount received by the company was included in payables at June 30, 2006.

3. Warrants issued in connection with the above private placements were valued at $5.7 million based on Black-Scholes option price model. None of the warrants were exercised at June 30, 2006.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2006, 2005 and 2004.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2006, 2005 and 2004, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

LRPC has made arrangement with various production companies to provide scripts/screenplay, production consulting and distribution services for which it will be compensated by way of a percentage of the net proceeds from the sale/distribution of feature films. Certain of the production companies are owned by persons who were previously director/executives in LiveReel or its subsidiary.

In all such cases, LiveReel does not record any production costs nor will it record any losses that may be sustained by such production companies on the feature films made with the help of LiveReel on the ground that LiveReel has not given any guarantee or is otherwise not responsible for any production costs or any other liabilities of the production companies.

(F) CONTRACTUAL OBLIGATIONS

Other than the lease obligations relating to the lease of office space (See Item 4(D)), the Company has no known contractual obligations as of June 30,2006. Subsequent to year end, the Company entered into a consulting contract with a former officer and director to provide accounting services until December 31, 2006 for a fee of $40,000.

(G) SAFE HARBOUR

Not applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Mr. Gregg Goldstein, joined the board as Chairman on June 13, 2006 . He also assumed the role of chief executive officer effective the same date. Mr. Goldstein has over twenty years experience in Investment Banking, Finance and Accounting. He is a graduate of the MIT Sloan School of Management and began his career at Coopers & Lybrand, Public Accountants. For the last five years, Mr. Goldstein has been a private investor. Prior to that, Mr. Goldstein was a managing director in the Investment Banking Division - Capital Markets of UBS (AG), where he headed and managed sales and structuring in the Interest Rate Derivative and Structured Products areas. In this capacity, Mr. Goldstein and his teams advised and traded with Hedge Funds, Mutual Funds, Pension Funds, and Governments around the world.

Mr. Stephen Wilson became a director and Chief financial officer and Corporate Secretary on September 14, 2006. Mr. Wilson has held various senior financial and operating positions in a number of private and public companies over the last 12 years in both Canada and the United States. He has extensive experience in mergers and acquisitions and raising capital for high growth companies. He is a graduate of the University of Michigan and a chartered accountant.

Ms. Joanne Butterfield Douglas joined the board as independent director on June 13, 2006. Ms. Douglas is the Managing Director of SAM Investment Services Limited, a Bermuda based management company. Prior to that, she was with the Bank of Bermuda working in Directed Investments.

Mr. Steve Dabbah joined the board as an independent director on October 26, 2006. He has been the Chairman and Chief Executive Officer of Dabbah Securities Corp., a New York based NASD broker / dealer firm and investment banking boutique since 1989.. Dabbah Securities specializes in equity, fixed income and derivatives execution and implementation. Mr. Dabbah is also the principal of Bedrock Capital Management, LLC, an asset management firm and Bedrock Advisors, LLC a commodity pool operator and commodity trading adviser registered with the CFTC.

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

2. Statement of Executive Compensation

Mr. Gregg Goldstein receives no remuneration nor has he signed any consulting contract with the Company. Mr. J. Stephen Wilson has a consulting contract calling for the payment of monthly fees of $5,000 and can be terminated with one month’s notice.

The former members of the management team who held executive positions during the fiscal year 2006 have all resigned now and their long term consulting contracts cancelled without any penalty.

The following table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the fiscal years ended June 30, 2006, 2005 and 2004

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus	Other annual compensation	Securities under options/SARs Granted (1)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation
		($)	($)	($)	(#)	($)	($)
Damian Lee - CEO & President of LRPC	2006	75,145	-	-	-	-	-	-
	2005	30,000	-	-	-	-	-	-
	2004	Not applicable

Kam Shah - CFO (3)	2006	22,800	-	-	Nil/Nil	-	-	-
CFO	2005	-	-	-	Nil/Nil	-	-	-
CFO	2004	5,000	-	-	Nil/Nil	-	-	-

Lowell Conn- Executive Vice-President, LRPC	2006	55,480	-	-	Nil/Nil	-	-	-
	2005	21,750	-	-	Nil/Nil	-	-	-
	2004	Not applicable

Terence Robinson - Consultant (4)	2006	182,400			Nil/Nil
	2005	-	-	-	Nil/Nil	-	-	-
	2004	-	-	-	Nil/Nil	-	-	-

Notes:

1.	“SAR” means stock appreciation rights
2.	“LTIP” means long term incentive plan
3.
During the fiscal year 2006, Mr. Shah received consulting fee of $22,800, which was settled by issuance of 100,000 common shares valued at US$0.20, being the market price on the date of the issuance. The shares were registered with SEC under 2006 Consultant stock compensation plan.

4.
During the fiscal year 2006, Mr. Robinson received consulting fee of $182,400, which was settled by issuance of 800,000 common shares valued at US$0.20, being the market price on the date of the issuance. The shares were registered with SEC under 2006 Consultant stock compensation plan.  Subsequent to year end, these shares were cancelled as the Company did not feel the services provided justified the shares being issued.

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of LiveReel. In carrying out its mandate the Board holds at least four meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 8 meetings during our financial year ended June 30, 2006.  To assist in the discharge of its responsibilities, the Board has designated two standing committee: a Corporate governance Committee and an Audit Committee, as more particularly discussed below.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Gregg Goldstein (Chair), Steve Dabbah and Joanne Butterfield-Douglas. The responsibilities, powers and operation of the Corporate Governance Committee are set out in the Corporate Governance Committee Charter, a copy of which is included under Exhibits. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board of Directors in fulfilling its corporate governance oversight responsibilities.

Audit Committee

The members of the audit committee consist of Mr. Steve Dabbah and Ms. Joanne Butterfield Douglas, both independent directors. The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

The Company’s Audit Committee’s charter was detailed in the annual report for fiscal 2005 and became effective on August 2, 2005. An updated Charter is included under Exhibits.

Audit Committee charter assists the Board in fulfilling its responsibilities for our accounting and financial reporting practices by:

•	·reviewing the quarterly and annual consolidated financial statements and management discussion and analyses;
·
•	meeting at least annually with our external auditor;
·
•	reviewing the adequacy of the system of internal controls in consultation with the chief executive and financial officer;
·
•	reviewing any relevant accounting and financial matters including reviewing our public disclosure of information extracted or derived from our financial statements;
·
•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

·
•	pre-approving all non-audit services and recommending the appointment of external auditors; and
·
•	reviewing and approving our hiring policies regarding personnel of our present and former external auditor

Compensation Committee

The Company does not currently have a Compensation Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would be too expensive for the Company at this time. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of the two independent directors - Mr. Steve Dabbah and Ms. Joanne Butterfield Douglas.

(D) EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E) SHARE OWNERSHIP

The Corporation had the following plans as at June 30, 2006:

1.	2006 Stock Option Plan covering one million options registered under the Securities Act of 1933 , United States of America ( the Act) on February 20, 2006

2.	2006 Consultant Stock Compensation Plan covering one million shares registered under the Act on February 20, 2006.

All shares reserved under compensation plan were issued before June 30, 2006. No options have yet been allotted.

The objective of these Plans is to provide for and encourage ownership of common shares of the Company by its directors, officers, consultants and employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plans are designed to be competitive with the benefit programs of other companies in the industry. It is the view of management that the Plans are a significant incentive for the directors, officers, consultants and employees to continue and to increase their efforts in promoting the Company’s operations to the mutual benefit of both the Company and such individuals and also allow the Company to avail of the services of experienced persons with minimum cash outlay.

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons at December 21, 2006:

Name	# of Common shares held at December 21, 2006	# of Warrants	Exercise price - in US$	Expiry date(s)
Gregg Goldstein	2,800,000	1,400,000	$.050	26-Jun-06

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)	MAJOR SHAREHOLDERS

The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing-houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

As at December 21, 2006, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 20% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available. The following are the other registered shareholders holding more than 5% of the common shares of the company as at December 21, 2006.

Name of shareholder	No. of shares held	% of issued shares
Sui & Company in trust [1]	4,563,250	33%
Gregg Goldstein	2,800,000	20%
Crystal Star Productions Limited	2,000,000	15%
Snapper Inc.	795,000	6%

________

[1] Shares held in trust for certain arms length shareholders, none of whom is a beneficial owner of more than 5% of the common shares.

All of the Company’s shareholders have the same voting rights.

At December 21, 2006, the Company had 13,721,744 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 353 record holders excluding the beneficial shareholders held through the intermediaries, 9 of which, holding an aggregate of 5,044,718 shares (37%) of common stock, were in the United States.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances as at June 30, 2006 have been listed below:

•
Current Capital Corp., a corporation owned by John Robinson, a former director, charged approximately $4,200 for the premises rent, telephone, consultants’ fees and other office expenses in fiscal 2006. It also charged $139,436 as a finder’s fee in connection with the private placement in April 2006.

•	Consulting fees include approximately $75,000 of fees paid to a former officer and director in fiscal 2006.

•	Rent of $15,600 is charged in respect of rent for premises owned by a former director of the Company.

•	Expenses reimbursed to Damian Lee, the former Chief Executive Officer and Chairman, $9,600

•	Included in accounts payable are balances due to Current Capital Corp. of $1,562 and $3,610 due to the Chief Executive Officer for travel reimbursements.

•
Receivable includes $341,213 advanced to a production company owned by Mr. Damian Lee and Mr. Lowell Conn, the former directors and executives of the Company and its subsidiary and which had licensed the scripts from the Company and has given the company distribution rights to the film produced from the licensed script, “King of Sorrow”. Subsequent to year end, approximately $148,000 was repaid to the Company.

•
Payable includes $32,540 received from two production companies. The Company is a co-producer in one of these production companies and former directors of the subsidiary are the owners of the other production company.

•	Advances from shareholders as at June 30, 2006 were $4,346.

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

Legal Proceedings

A case was filed on August 10, 2005 in the Court in Florida against the Company and some of its past directors by a person alleging a liability of US$ 200,000 plus triple damages for failing to issue him common shares of the Company against the funds that he alleged to have paid in 1997.

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

(B) SIGNIFICANT CHANGES

There were a number of corporate changes subsequent to June 30, 2006, which will have significant effect on the future operations of the Company and its subsidiary. The key events are described below:

1.
A name change for the Company and its subsidiary as explained earlier in the report. The previous name Noble House was used by several other corporations globally and was too common to enable us to promote our company effectively.

2.
The Company held a special shareholders meeting on October 4, 2006 to obtain shareholders approval to move jurisdiction from Ontario to Federal. The approval was given by unanimous vote. On October 26, 2006, The Company completed its continuance under the jurisdiction of the Canada Business Corporations Act. (CBCA) The Company will continue to be a reporting issuer to Ontario Securities Commission.

3.	In the same special meeting as above, the shareholders also approved adoption of new by-laws in compliance with CBCA. The adopted by-laws are included under Exhibits.

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The Company’s common shares began trading on OTCBB on April 27 2005. Prior to that date, the Company’s shares were traded “Over -the Counter” on the Canadian Unlisted Board (“CUB”) for a brief while in 2000. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB.

The following table outlines the annual high and low market prices for each of the fiscal years since the trading date of April 27, 2005:

Fiscal year ended June 30	High In US $	Low In US$
2006	2.15	.61
2005 (April 28, 2005 to June 30, 2005)	.65	.54

The following table outlines the high and low market prices for each fiscal financial quarter for each of the quarters since April 27, 2005 and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$

September 30, 2006	1.70	.30
June 30, 2006	0.85	2.15
March 31, 2006	1.20	.20
December 31, 2005	.65	.35
September 30, 2005	.61	.56
June 30, 2005	.62	..56

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$
October, 2006	.50	.25
September, 2006	.90	.30
August , 2006	1.02	.90
July, 2006	1.70	1.05
June, 2006	1.85	1.40
May, 2006	2.15	1.72

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

Since April 27, 2005, the Company’s common shares began trading on OTCBB of NASDAQ under a trading symbol “NHSEF”.

The Company received a new CUSIP number and changed its trading and listing symbol to LVRLF effective December 1, 2006.

(D) SELLING SHAREHOLDERS

Not applicable.

(E) DILUTION

Not applicable

(F) EXPENSES OF THE ISSUE

Not applicable

ITEM 10 - ADDITIONAL INFORMATION

(A) SHARE CAPITAL

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

(B) MEMORANDUM AND ARTICLES OF ASSOCIATION

Following approval by the shareholders in a special meeting held on October 4, 2006 as explained in item 8(B) above, the Company applied for authorization to continue in another jurisdiction and was granted approval on October 26, 2006 to continue under the jurisdiction of the Canada Business Corporation Act. An application for authorization to continue in another jurisdiction is included under the Exhibits.

New by-laws were adopted in the special meeting of shareholders on October 4, 2006 in compliance with the requirements of the Canada Business Corporation Act. The new by-laws are included in the Exhibits.

(C) MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of its business, the only material contract to which we are or have been a party for the two years preceding this annual report are as follows:

On November 30, 2004, the Company entered into a purchase agreement with Noble House Production Limited to acquire certain film properties at an agreed price of $350,000, which was settled by issuance of 3.5 million restricted common shares plus 3.5 million warrants exercisable at US$1 each to acquire equal number of common shares, which price was reduced to US$0.50 on January 18, 2006.

(D) EXCHANGE CONTROLS

Limitations on the ability to acquire and hold shares of the Company may be imposed by the Competition Act (Canada) (the “Competition Act”).  This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in us.  This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds $400,000,000 in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed $400,000,000 in the aggregate; and (b) the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed $50,000,000.  For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

This legislation also requires any person who intends to acquire shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our voting shares as a result of the acquisition.  If a person already owns 20% or more of our voting shares, a notification must be filed when the acquisition would bring that person’s holdings over 50%.  Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the Income Tax Act (Canada).  For further information concerning such withholding tax, see “Taxation" below.

Except as may be provided under the Investment Canada Act (the "ICA"), there are no specific limitations under the laws of Canada, the Province of British Columbia, or in the Notice of Articles and Articles of the Company with respect to the rights of non-residents of Canada to hold and/or vote securities of the Company.

The ICA requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the ICA (a “non-Canadian”) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The current threshold level for non-Canadians who are World Trade Organization investors (as defined in the ICA) is $265,000,000 (in 2006).  This amount is subject to an annual adjustment on the basis of a prescribed formula in the ICA to reflect inflation and real growth within Canada.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  However, under the ICA, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  Certain transactions relating to the acquisition of common shares would be exempt from review from the ICA, including:

(a) acquisition of common shares by a person in the ordinary course of a person’s business as a trader or dealer in securities;

(b) acquisition of control of a Canadian corporation in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; and

(c) acquisition of control of a Canadian corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the corporation, through the ownership of voting interests, remains unchanged.

In addition, if less than a majority of voting interests of a Canadian corporation are owned by Canadians, the acquisition of control of any other Canadian corporation by such corporation may be subject to review unless it can be established that the corporation is not in fact controlled through the ownership of voting interests and that two-thirds of the members of the board of directors of the corporation are Canadians.

Where an investment is reviewable under the ICA, it may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquiror may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the ICA requires formal notification to the Canadian government of all other acquisitions of control of Canadian businesses by non-Canadians.  These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review purposes.

(E) TAXATION

Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax considerations applicable to holders of our common shares who, for purposes of the Income Tax Act (Canada) (the “ITA”), deal at arm’s length with the Company, hold such shares as capital property, do not carry on business in Canada, have not been at any time residents of Canada for purposes of the ITA and are residents of the United States (“US Residents”) under the Canada-United States Income Tax Convention (1980) (the “Convention”).

This summary is based upon the current provisions of the ITA, the Income Tax Regulations (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency (formerly Canada Customs and Revenue Agency), and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations publicly announced prior to the date hereof by the Minister of Finance (Canada).  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to any Canadian federal, provincial or foreign tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors about the Canadian federal, provincial and foreign tax consequences of purchasing, owning and disposing of our common shares.

Dividends

Dividends, including stock dividends, paid or credited or deemed to be paid or credited on our common shares to a US Resident will be subject to withholding tax at a rate of 25%.  The Convention provides that the normal 25% withholding tax rate will generally be reduced to 15% on dividends paid on shares of a corporation resident in Canada for federal income tax purposes (such as the Company) to US Residents, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States and owns at least 10% of the voting shares of the corporation paying the dividend.  These Convention reductions are not available to beneficial owners who are a US LLC corporation.

Capital Gains

The Convention provides that a US Resident will not be subject to tax under the ITA in respect of any capital gain on the disposition of our common shares unless such shares constitute taxable Canadian property of the US Resident and the US Resident is not entitled to the benefits of the Convention with regards to capital gains.  Our common shares will constitute taxable Canadian property if at any time during the five year period immediately preceding the disposition of our common shares, the US Resident, or persons with whom the US Resident did not deal at arm’s length, or the US Resident together with persons with whom the US resident did not deal at arm’s length owned 25% or more of the issued shares of any class of our capital stock.

Where a US resident realizes a capital gain on a disposition of shares that constitute “taxable Canadian property”, the Convention relieves the US resident from liability for Canadian tax on such capital gains unless:

(a) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the shares were owned by him when he ceased to be resident in Canada, or

(c) the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

These Convention benefits are generally not available to beneficial owners who are a US LLC corporation.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares (“Common Shares”).

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of our outstanding shares.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits”.  To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

We generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) we are incorporated in a possession of the U.S., (b) we are eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if we are a “passive foreign investment company” (as defined below) for the taxable year during which we pay a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

We do not believe that we were a “passive foreign investment company” for the taxable year ended June 30, 2006.   (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  There can be no assurance that the IRS will not challenge the determination made by us concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, there can be no assurances that we will be a QFC for the current or any future taxable year, or that we will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If we are not a QFC, a dividend paid by us to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to US$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

Additional Rules that May Apply to U.S. Holders

If we are a “controlled foreign corporation,” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

We generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of our outstanding shares are owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (a “10% Shareholder”).

If we are a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of our earnings invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If we are both a CFC and a “passive foreign investment company” (as defined below), we generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

We do not believe that LiveReel has previously been, or currently is a CFC.  However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

We generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if we are not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

We do not believe that LiveReel has previously been, or currently are a PFIC  However, there can be no assurance that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Class Common Shares (other than years prior to the first taxable year of the Company during such Non-Electing U.S. Holder’s holding period and beginning after December 31, 1986 for which we was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally also (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which we were a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if we were a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) a gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if we were also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which we were a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC.  Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which we qualify as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which we are a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  U.S. Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that we are a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular investor.  Consequently, potential investors are urged to seek independent tax advice in respect of the consequences to them of the acquisition of common stock having regard to their particular circumstances.

(F) DIVIDEND AND PAYING AGENTS

Not applicable

(G) STATEMENT BY EXPERTS

Not applicable

(H) DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 429 Spadina Road, Toronto, Ontario, Canada, M5P 2W3. The Company may be reached at (416) 607-6793. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

(I) SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company's office at 429 Spadina Road, Toronto, Ontario, Canada, M5P 2W3

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rates.  We do not use derivative financial instruments.

The Company held at June 30, 2006, surplus cash of approximately $ 279,000 in interest earning US treasury bills. Generally, however, the Company‘s surplus funds are held with Canadian banks in US and Canadian currencies in interest earning accounts.

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects,

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

As explained earlier, we have moved the jurisdiction of our company from Ontario Business Corporation Act to Canada Business Corporation act and have revised the by-laws which govern rights of the security holders. We do not believe that these changes have materially affected or modified the said rights.

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

ITEM 16  [RESERVED]

ITEM 16 (A) AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2006, the audit committee consisted of two directors, one of whom, Ms. Joanne Butterfield Douglas would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Ms. Douglas’s background is described under Item 6(A) Directors and senior management.

One of the members of the audit committee, Mr. John Robinson resigned on October 26, 2006 and was replaced by Mr. Steve Dabbah who joined as director on the same date.

ITEM 16 (B) CODE OF ETHICS

We have adopted a Code of Ethics, which applies to all employees, consultants, officers and directors.

ITEM 16 (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

	June 30 2006	June 30 2005

Audit Fees (1)	21,000	14,846
Audit Related Fees	-	-
Tax Fees	--	-
All Other Fees	-	-

(1) Audit fee for the fiscal year 2006 has not yet been agreed. The amount shown is the management’s estimate.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D)  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this section is not required as to the fiscal year ended June 30, 2006, which is the period covered by this Annual Report on Form 20-F.

ITEM 16 (E)  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this section is not required as to the fiscal year ended June 30, 2006, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 17 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3(A) Exchange Rates of this Annual Report.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 -- EXHIBITS

(a) Financial Statements

b) Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1	Application for Authorization to continue in another jurisdiction dated October 20, 2006.

1.2	Articles of Incorporation of the Company - Incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004.

1.3	By-Laws of the Company

1.4
Certificate of name change from Minedel Mining & Development Company Limited to Minedel Mines Limited - Incorporated herein by reference to Exhibit 1.3 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.5
Certificate of name change from Minedel Mines Limited to Havelock Energy & Resources Inc.. - Incorporated herein by reference to Exhibit 1.4 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.6
Certificate of name change from Havelock energy & Resources Inc. to Municipal Ticket Corporation - Incorporated herein by reference to Exhibit 1.5 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.7
Certificate of name change from Municipal Ticket Corporation to I.D.Investment Inc. - Incorporated herein by reference to Exhibit 1.6 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.8	Certificate of amalgmation. to Biolink Corporation - Incorporated herein by reference to Exhibit 1.7 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.9
Certificate of name change from Biolink Corp. to First Empire Entertainment.com Inc. - Incorporated herein by reference to Exhibit 1.8 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.10
Certificate of name change from First Empire Entertainment.com Inc. to First Empire Corporation Inc. - Incorporated herein by reference to Exhibit 19 to the Company’s Annual Report on Form 20-F filed on March 12, 2004

1.11
Certificate of name change from First Empire Corporation Inc. to Noble House Entertainment Inc. dated November 4, 2004 - Incorporated herein by reference to Exhibit 1.10 to the Company’s Annual Report on Form 20-F filed on December 1, 2005

1.12
Articles of Amendment dated November 19, 2004 consolidating the common shares of the Company on the basis of one new common share in exchange for every two old common shares - Incorporated herein by reference to Exhibit 1.11 to the Company’s Annual Report on Form 20-F filed on December 1, 2005

1.13
Certificate of name change from First Empire Music Corp. to Noble house Film & Television Inc. dated January 21, 2005 - Incorporated herein by reference to Exhibit 1.12 to the Company’s Annual Report on Form 20-F filed on December 1, 2005.

1.14	Certificate of name change from Noble house Film & Television Inc. to LiveReel Productions Corporation dated August 10, 2006.

1.15	Certificate of name change from Noble House Entertainment Inc. to LiveReel Media Corporation dated October 12, 2006.

2.(a).	Specimen Common Share certificate - Incorporated herein by reference to Exhibit 2.(a) to the Company’s Annual Report on Form 20-F filed on December 1, 2005.

4.(b)
Offer to Purchase dated November 30, 2004 regarding acquisition of film properties from Noble House Production Inc. - Incorporated herein by reference to Exhibit 1.12 to the Company’s Annual Report on Form 20-F filed on December 1, 2005.

4.(c)	2006 Consultant Stock Compensation Plan and 2006 Stock Option Plan - Incorporated herein by reference to Form S-8 filed on March 9, 2006.

12	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.a	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(i)Corporate Governance Charter

14(a)(ii)Audit Committee Charter

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this November 30, 2006

LIVEREEL MEDIA CORPORATION

Per:  (signed) Gregg Goldstein
Title:  Chairman and CEO

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Years Ended June 30, 2006 and 2005

(Canadian Dollars)

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

AUDITORS’ REPORT

To the Shareholders of
LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)

We have audited the consolidated balance sheet of LiveReel Media Corporation (Formerly Noble House Entertainment Inc.) as at June 30, 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to note 17).

The consolidated financial statements of LiveReel Media Corporation (Formerly Noble House Entertainment Inc.) as of June 30, 2005 and for the years ended June 30, 2005 and 2004, were audited by other auditors whose report dated October 20, 2005, expressed an unqualified opinion on those statements.

“SCHWARTZ LEVITSKY FELDMAN LLP”
Chartered Accountants
Toronto, Ontario, Canada
October 23, 2006

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Balance Sheets
(Canadian Dollars)

As at June 30	Note	2006	2005
Assets
Current
Bank		$1,861,545	$1,629
Treasury bills	3	279,125	-
Accounts receivable and prepayments	4	361,931	5,983
Deferred stock based compensation	5	113,999	-
		2,616,600	7,612
Investment in film and television programs	6	25,000	232,500

		$2,641,600	$240,112
Liabilities
Current
Accounts payable and accrued liabilities	7	$112,473	$46,877
Note payable		-	11,494
Advances from shareholders	8	4,346	143,937
		116,819	202,308
Shareholders' Equity
Capital stock	9	2,255,394	4,815,672
Contributed surplus		20,391	20,391
Warrants	10	5,729,352	-
Deficit		(5,480,356)	(4,798,259)
		2,524,781	37,804
		$2,641,600	$240,112

Related Party Transactions (Note 13)
Commitments and contingencies (Note 14)

Approved by the Board ”/s/ Gregg Goldstein” Director     ”/s/ J. Stephen Wilson” Director
                     (signed)                      (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Statements of Operations
(Canadian Dollars)

For the Years Ended June 30	Note	2006	2005	2004
Revenue
Distribution income		$7,052	$5,031	$-

Expenses
Amortization of investment in film	6	207,500	117,500	-
and television programs
Stock based compensation	5	114,001	5,000	5,000
Consulting		199,488	71,095	64,840
Office and general		112,368	27,061	9,953
Shareholders information		8,935	20,122	3,142
Promotion		7,999	13,543	-
Professional fees		37,849	9,680	21,309
Bank charges and interest		1,009	563	207
Deferred development costs written off		-	-	110,150
		689,149	264,564	214,601
Net loss for year		$(682,097)	$(259,533)	$(214,601)
Net loss per share - basic and diluted	11	$(0.07)	$(0.04)	$(0.06)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Statements of Cash Flows
(Canadian Dollars)

For the Years Ended June 30	2006	2005	2004
Cash flows from operating activities
Net loss for year	$(682,097)	$(259,533)	$(214,601)

Items not affecting cash
Amortization of investment in film and television programs	207,500	117,500	-
Write-off of deferred development costs	-	-	110,150
Stock based compensation	114,001	5,000	5,000
Cash effect of changes in:
Accounts receivable and prepayments	(355,948)	(3,361)	(1,234)
Accounts payable and accrued liabilities	65,596	36,047	5,026
	(650,948)	(104,347)	(95,659)
Cash flows from investing activities
Investment in Jenn Project	-	-	(150)
Investment in treasury bills	(279,125)	-	-
	(279,125)	-	(150)

Cash flows from financing activities
Common shares issued	2,941,074
Net advances from shareholders	(139,591)	105,916	60,863
Note payable	(11,494)	-	(38,506)
Shares cashed-out	-	(185)	(1,527)
Warrants exercised	-	-	75,000
	2,789,989	105,731	95,830
Increase in cash	1,859,916	1,384	21
Cash, beginning of year	1,629	245	224
Cash, end of year	$1,861,545	$1,629	$245
Supplemental disclosures
Non-cash investing and financing activities
Conversion of loan to equity investment	$-	$-	$75,000
Acquisition of film and television programs for shares issued	-	350,000	-
	$-	$350,000	$75,000

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Statement of Shareholders’ Equity (Deficiency)
(Canadian Dollars)

For the Years Ended June 30, 2006, 2005 and 2004
	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit	Shareholders' Equity (Deficiency)
Balance June 30, 2003	3,035,695	$4,307,384		$20,391	$(4,324,125)	$3,650
Buy-back of fractional shares	(532)	(1,527)		-	-	(1,527)
Exercise of warrants	750,000	75,000		-	-	75,000
Issued in settlement of debts	750,000	75,000		-	-	75,000
Issued in settlement of fees	50,000	5,000		-	-	5,000
Net loss	-	-		-	(214,601)	(214,601)
Balance June 30, 2004	4,585,163	4,460,857		20,391	(4,538,726)	(57,478)
Buy-back of fractional shares	(619)	(185)		-	-	(185)
Issuance on acquisition of film and television programs	3,500,000	350,000		-	-	350,000
Issued in settlement of fees	50,000	5,000		-	-	5,000
Net loss	-	-		-	(259,533)	(259,533)
Balance June 30, 2005	8,134,544	4,815,672		20,391	(4,798,259)	37,804
Issued under private placements	5,467,200	3,124,622		-	-	3,124,622
Shares issued under private placement subsequently canceled and subscription refunded	(80,000)	(44,112)		-		(44,112)
Finder's fee		(139,436)				(139,436)
Issued under 2006 consultant stock compensation plan	1,000,000	228,000		-	-	228,000
Valuation of warrants previously issued upon changes in their terms during year	-	(2,094,580)	2,094,580		-	-
Valuation of warrants issued under private placements	-	(3,634,772)	3,634,772		-	-
Net loss	-	-		-	(682,097)	(682,097)
Balance June 30, 2006	14,521,744	$2,255,394	$5,729,352	$20,391	$(5,480,356)	$2,524,781

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

1.	NATURE OF OPERATIONS

LiveReel Media Corporation. (the “Company") is a fully integrated entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada, which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in Note 17.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary - LiveReel Productions Corporation (“LRPC”). The subsidiary changed its name from Noble House Film & Television Inc. effective August 10, 2006.

LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

Revenue Recognition

Revenue from the licensing of film and television programs is recognized when:
i. the Company has persuasive evidence of a contractual arrangement;
ii. the production has been completed;
iii. the contractual delivery arrangements have been satisfied;
iv.	the licensing period has commenced and the customer can begin its exploitation, exhibition or sale;
v. the fee is fixed or determinable; and
vi. collectibility of proceeds is reasonably assured.

Revenue from the theatrical release of feature films is recognized at the time of exhibition based on the Company’s participation in box office receipts, provided that all of the foregoing conditions are met.

Cash payments received are recorded as deferred revenue until all the foregoing conditions of revenue recognition have been met.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment in Film and Television Programs

Investment in film and television programs includes the unamortized costs of film and television programs which have been produced by the Company or for which the Company has acquired distribution rights, libraries acquired as part of acquisitions of companies, and film and television programs in progress and in development.

For film and television programs produced by the Company, capitalized costs include all direct production and financing costs, capitalized interest and production overhead. For acquired film and television programs, these capitalized costs consist of minimum guarantee payments to acquire the distribution rights.

Costs of acquiring and producing film and television programs and of acquired libraries are amortized using the individual-film-forecast method, whereby these costs are amortized. Participation and residual costs are accrued in the proportion that the current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the film or television programs. Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release or from the date of delivery of the first episode for episodic television series. For titles included in acquired libraries, ultimate revenue includes estimates over a period not to exceed twenty years following the date of acquisition.

The valuation of investment in film and television programs is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the recoverable value of a film or television program is less than its unamortized cost. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film or television program. The fair value of the film or television program is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programs may be required as a consequence of changes in management’s future revenue estimates.

Foreign Currency Translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. Non-monetary assets are translated at the historical exchange rates which were in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets. The resulting gains or losses on translation are included in the consolidated statement of operations.

Future Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recognized in the financial statements if realization is considered more likely than not.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation Plan

The Company follows a fair value based method of accounting for all Stock-based Compensation and Other Stock-based Payments to employees and non-employees. The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

The market value of the Company’s share on the date of issuance of shares under any stock compensation plan is considered as fair value of the shares issued.

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

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

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

3. TEASURY BILLS

The Company invested its surplus funds in US treasury bills through a brokerage firm, which is a shareholder of the Company. The treasury bills expire in October 2006 and their carrying value is not significantly different from its market value as at the balance sheet date.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

4. ACCOUNTS RECEIVABLE AND PREPAYMENTS

As at June 30,			2006	2005

Due from Production company	(a	)	$341,213	$3,777
Taxes recoverable			13,782	2,206
Deposits and prepayments	(b	)	6,936	-

			$361,931	$5,983

   (a) Represents funds advanced to a production company, owned by the former chief executive officer and a director of the Company and an executive of the Company’s subsidiary. The Company’s subsidiary has entered into agreements to license scripts and screen plays and handle global distribution. These funds are provided or incurred on behalf of the production company and are repayable on demand and carry no interest.

(b)  The Company paid an advance of US $ 7,500 in October 2005 to a firm of lawyer to defend itself against a legal action initiated by an individual in Florida. The lawyer firm filed a motion to dismiss the case against the company in October 2005. There has not been any further development in the matter since then. The balance of the advance after accounting for the legal costs charged up to June 30, 2006 is held against future legal costs if any in the matter and is included in deposits and prepayments.

5. DEFERRED STOCK BASED COMPENSATION

Deferred stock based compensation relates to the fair value of shares issued under the Company’s 2006 Consultant stock compensation Plan for services that will be performed during the period subsequent to the balance sheet date. Changes during the fiscal years 2006 and 2005 were respectively as follows:

Year ended June 30,	2006		2005
	No. of shares issued	Fair value	No. of shares issued	Fair value
Balance at the beginning of year	-	-	-	-
Issued during year	1,000,000	$228,000	-	$-
Expensed during year		(114,001)	-	-
Balance at end of year	1,000,000	$113,999	-	$-

The above shares were issued to three consultants for services for twelve-month period ending December 31, 2006 and includes 100,000 issued to the former chief Financial Officer and a director for his services under a consulting contract. The issue was authorised by the board of directors of the Company on March 6, 2006.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

6.	INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Scripts & Synopsis	Distribution contracts	Total	Scripts & Synopsis	Distribution contracts	Total
As at June 30,	2006			2005
Balance at beginning	$172,500	$60,000	$232,500	$-	$-	$-
Acquisitions during period	-	-	-	230,000	120,000	350,000
Amortization	(147,500)	(60,000)	(207,500)	(57,500)	(60,000)	(117,500)
Balance at end of period	$25,000	$-	$25,000	$172,500	$60,000	$232,500

The value assigned on the acquisition of the scripts and synopsis and distribution contracts was based on an independent valuation provided by a Los Angeles based film distribution and sales house and was based on title by title evaluation.

Based on industry knowledge, experience and expertise, the management established the production budget estimates as well as potential revenues for each of the scripts based on a Low, Medium and High projection. It determined the budget for the individual projects taking a completed script and breaking down individual elements -- character/actor, locations/set, service/production requirements.  Based on these elements, the management built a budget to estimate the cost to produce each film. At this point, no quotations were obtained from third parties for the elements of the budgets. This is because many budget elements are variable right up until the actual production on the film.

 These variable elements include talent costs, crew labour rates, equipment rental and post-production service costs. Generally, the management expects to negotiate a reduction against budget in the costs for variable elements. Thus, the estimated production budget is viewed as a high estimate.

The management then determined the projections of revenue after distribution commission, by comparing the actual prior experience of the management and consultants and with reports from various sales agencies that work, and have worked, with them. The management built low, medium and high revenue models form the bottom up based on estimated revenues by individual territory sales throughout the world.

The management believes that the Low, Medium and High projections account for both the variable quality of the final product and the general performance of the entertainment industry.

As at June 30, 2006, Management concluded that its short term business plan would not include development of any of the scripts except one, King of Sorrow, which was licensed and has now developed into a commercial feature film. Management therefore decided to fully write off the carrying value of all scripts except for King of Sorrow. Management carried out evaluation of its estimated costs and revenue details of King of Sorrow as at June 30, 2006 and concluded that no further amortization was required to the carrying value of this script.

The carrying value of the distribution contract was fully written off since management review at June 30, 2006 concluded that no further revenue was expected without incurring significant costs which the management was not prepared to do.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at June 30,			2006	2005
Accounts payable	(a	)	$16,821	$24,243
Accrual	(b	)	63,112	11,694
Production advances	(c	)	32,540	10,940
			$112,473	$46,877

(a) Accounts payable includes $1,562 (2005: $15,728) due to a corporate shareholder, Current Capital Corp., which is owned by one of the directors of the Company, and $3,610 (2005: $nil) due to the chief executive officer.

(b) Accruals include $44,112 representing a subscription received from a private placee who originally participated in the private placement but later proved ineligible to participate and hence his subscription was refunded and shares issued to him were cancelled subsequent to the balance sheet date. (See also Note 9(b)(ii)).

(c) Production advances were received from two production companies towards script and screen play development. A former director of the company and an executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (2005: $8,900)

8.	ADVANCES FROM SHAREHOLDERS

Advances from shareholders represent funds advanced or expenses incurred on behalf of the Company by shareholder corporations from time to time. These advances are unsecured, non-interest bearing and are payable on demand.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

9. CAPITAL STOCK

a) Authorized: Unlimited number of common shares

(b)  Issued:

As at June 30,		2006			2005
		Common			Common
		Shares		Amount	Shares	Amount

Beginning of year			8,134,544	$4,815,672	9,168,991	$4,460,857
Reverse stock split			-	-	(4,583,828)	-
Buy-back of fractional shares			-	-	(619)	(185)
Issued to acquire film and			-	-	3,500,000	350,000
television programs		(iii)
Issued in settlement of fees			-	-	50,000	5,000
Issued under 2006 Consultant stock compensation plan		(i)	1,000,000	228,000
Issued under a private placement		(ii)	5,467,200	3,124,622
Shares issued under private placement being canceled subsequently	Note 7	(b)	(80,000)	(44,112)
Expenses relating to private palcement		(ii)		(139,436)
Warrants ( note 10)				(5,729,352)		-

			14,521,744	$2,255,394	8,134,544	$4,815,672

(i)  On February 20, 2006, the Company filed for registration with the United States Securities and Exchange Commission, two Plans - (a) 2006 stock option plan for 1 million options and (b) 2006 Consultant stock compensation plan for 1 million common shares.

On March 6, 2006, the board of directors of the Company allotted 1 million shares under the 2006 Consultant stock compensation plan to three consultants for services during the year ending December 31, 2006. The shares were valued at fair market value on the date of allotment which was US$0.20 per share. See Note 5 for further details.

No options have yet been allotted. The board of directors of the Company shall have the full discretion to decide the option price and vesting periods. The options are convertible into an equal number of common shares of the Company.

(ii)   On March 6, 2006, the board of directors of the Company approved a private placement arrangement with a group of accredited investors. The private placement involved issuance of a Unit at a price of US$0.50. The Unit consisted of one common share of the Company and one half warrant expiring within two years of issuance of the Unit. One whole warrant is convertible into one common share of the Company at a conversion price of US$0.65. The conversion price was reduced to US$0.50 by a Board resolution dated June 21, 2006.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

9. CAPITAL STOCK , (b) Issued, (ii) - continued…….

The private placement was closed on April 15, 2006. 2,387,200 units were subscribed and paid for resulting in issuance of 2,387,200 common shares and 1,193,600 whole warrants.

The company paid a finders fee of $139,436 at the rate of 10% of the proceeds from the private placement to Current Capital Corp., a related shareholder corporation owned by one of the directors of the Company.

On April 24, 2006, the board of directors of the Company approved another private placement arrangement with a group of accredited investors. The private placement involved issuance of a Unit at a price of US$0.50. The Unit consisted of one common share of the Company and one half warrant expiring within two years of issuance of the Unit. One whole warrant is convertible into one common share of the Company at a conversion price of US$0.50.

This private placement was closed on June 27, 2006. 3,080,000 units were subscribed and paid for resulting in issuance of 3,000,000 common shares and 1,500,000 whole warrants. Subscription funds received in respect of 80,000 units were returned subsequently as explained in Note 7(b).

The shares issued under the above private placements are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

(iii) The Company issued 3.5 million shares in November 2004 to an independent production house in settlement of the value of acquisition of certain theatrical film properties. These shares cannot be sold or transferred by the vendor for at least five years from the date of issuance without the approval of the Company as per the terms of the asset purchase agreement dated November 30, 2004.

10. WARRANTS

As at June 30,		2006		2005
		# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of year		3,500,000		3,500,000	-
Issued previously being revalued	i		2,094,580	-	-
Isuued with private placement closed on April 15,2006	ii	1,193,600	1,150,081	-	-
Isuued with private placement closed on June 27, 2006	iii	1,500,000	2,484,691	-	-
Issued and outstanding at end of year	iv	6,193,600	$5,729,352	3,500,000	$-

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

10. WARRANTS, (i) - continued

(i)    On November 30, 2004, the Company issued 3.5 million warrants to a production house, in which a former director and chief executive officer of the Company holds controlling interest, in settlement of the value of acquisition of certain theatrical film properties. These warrants are convertible into an equal number of common shares of the Company. The conversion price was $1 per warrant and conversion expiry date was November 30, 2006.

On January 18, 2006, the conversion price of the above warrants was reduced to US$0.50 per warrant and the expiry date was extended to November 30, 2008 by the board of directors of the Company.

As a result of changes in terms of the warrants issued, the fair value of these warrants has been estimated, on January 18, 2006, the date of the changes, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	5%
Expected dividend	nil
Expected volatility	128%
Expected life	1047 days
Market price	US$0.66

          The amount of $2,094,240 has been accounted for as a reduction of the value of the shares issued. None of the warrants were exercised or expired as at June 30, 2006.

(ii)      The company issued 1,193,600 warrants under a 2006 private placement as explained in Note 9(b) (ii). These warrants are convertible into equal number of common shares at an exercise price of US$0.50 per warrant and expiry within two years of their issue. As at June 30, 2006, none of the warrants were exercised or expired.

The fair value of these warrants on April 15, 2006, the closing date for the private placement, has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	5%
Expected dividend	nil
Expected volatility	330%
Expected life	731 days
Market price	US$0.85

            The amount of $1,150,081 has been accounted for as a reduction of the value of the shares issued.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

10.   WARRANTS - Continued…….

(iii)     The company issued 1,500,000 warrants under another 2006 private placement as explained in Note 9(b) (ii). These warrants are convertible into equal number of common shares at an exercise price of US$0.50 per warrant and expire within two years of their issue. As at June 30, 2006, none of the warrants were exercised or expired.

The fair value of these warrants, on June 27, 2006, the closing date for this private placement has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	5%
Expected dividend	nil
Expected volatility	203%
Expected life	731 days
Market price	US$1.60

The amount of $2,484,691 has been accounted for as a reduction of the value of the shares issued.

Option price models used for calculating fair value of warrants require input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

(iv)  The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

11. LOSS PER SHARE

Loss per share is calculated on the weighted average number of common  shares outstanding during the year ended June 30, 2006, which were 9,494,677 shares (2005: 6,629,968 and 2004: 3,680,536 (post-2005 reverse-split)).

The Company had 6.2 million share purchase warrants issued and outstanding as at June 30, 2006. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

12. INCOME TAXES

The effective tax rate of Nil (2005 - Nil) for income taxes varies from the statutory income tax rate of approximately 36% (2005 - 36%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has not determined that it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2006	2005
Amounts related to tax loss and credit carry forwards	$467,000	$273,000

Net future tax assets	$467,000	$273,000
Less: valuation allowance	(467,000)	(273,000)
	$-	$-

The Company has carry forward tax losses of approximately $1.3 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in the financial statements.

2007	$77,000
2008	31,000
2009	19,000
2010	212,000
2011	214,000
2015	204,000
2016	539,000
$1,296,000

13. RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances not disclosed elsewhere in the financial statements are:

i.
Current Capital Corp., a shareholder corporation owned by one of the directors charged approximately $4,200 for the premises rent, telephone, consultants’ fees and other office expenses (2004 - $5,400; 2004 - $12,600).

ii.	Consulting fees include amounts to Snapper Inc., a shareholder corporation, of $Nil (2005 - $nil; 2004 - $60,372).

iii.	Consulting fees include approximately $75,000 of fees paid to a former director (2005: $30,000 and 2004 - $Nil).

iv.	Rent of $15,600 (2005: $6,500 and 2004 - $Nil) is charged in respect of rent for premises owned by a former director of the Company.

v.	Expenses reimbursed to Chief Executive Officer and a director $9,600 (2005 and 2004: $nil)

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

14. COMMITMENTS AND CONTINGENT LIABILITIES

(i)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

(ii)
A case was filed on August 10, 2005 in the Court in Florida against the Company and some of its past directors by a person alleging a liability of US $200,000 plus triple damages for failing to issue the person common shares of the Company against the funds that he is alleged to have paid in 1997.

Notwithstanding the above, the Company believes that the case is without merit, given that the Company never received the funds. In the opinion of management, the outcome of the case is not reasonably expected to result in a material adverse effect on the Company’s financial position, and therefore, no provision has been made for this claim in the financial statements. The Company’ lawyer has filed a motion to dismiss the case.

(iii)  On March 6, 2006, the board of directors of the Company agreed to give an option to a corporate shareholder to subscribe, at its sole discretion, up to US$1.25 million in a private placement involving issuance of Units to be priced at US$0.50 per Unit. Each such Unit will comprise one common share of the company and one half warrant. One whole warrant is convertible into one common share at a conversion price of US$0.65 per warrant within two years of its issuance. The proceeds of this private placement will have to be spent on film projects at the discretion of the shareholder.

15. SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the fiscal years ended June 30, 2006 and 2005. There were no operating segments in the fiscal year 2004 and therefore no comparatives are provided for that year.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

15.  SEGMENTED INFORMATION - continued..

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

	2006				2005
	Licensing	Production	Distribution	Total	Licensing	Production	Distribution	Total
Total revenue	$-	$-	$7,052	$7,052	-	-	5,031	5,031
Earnings (losses) from operations	(239,060)	(91,560)	(144,508)	(475,128)	(27,586)	(27,586)	(27,586)	(82,758)
Total assets	25,000	-	341,213	366,213	172,000	3,752	60,000	235,752
Total liabilities	-	32,540	-	32,540	-	11,900	-	11,900
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$7,052				5,031
Other				-				-
				$7,052				5,031
Net Loss
Total losses from reportable segments				$(475,128)				(82,758)
Other				(206,969)				(176,775)
				$(682,097)				(259,533)
Assets
Total assets used for reportable segments				$366,213				235,752
Other				2,275,387				4,360
				$2,641,600				240,112
Liabilities
Total liabilities of the reportable segments				$32,540				11,900
Other				84,279				190,408
				$116,819				202,308

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

16. FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X are described and quantified below.

June 30,	2006			2005
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP
Balance Sheets

Current assets	$2,616,600		$2,616,600	$7,612		$7,612
Long term assets	25,000	-	25,000	232,500	-	$232,500
Total assets	$2,641,600	$-	$2,641,600	$240,112	$-	$240,112

Current Liabilities	116,819		116,819	202,308		202,308
Capital stock	2,255,394		2,255,394	4,815,672		4,815,672
Warrants	5,729,352		5,729,352	-		-
Accumulated other comprehensive income(loss)	-	(33,755)	(33,755)	-	203	203
Contributed surplus	20,391		20,391	20,391		20,391
Deficit	(5,480,356)	33,755	(5,446,601)	(4,798,259)	(203)	(4,798,462)
Liabilities and shareholders' equity	$2,641,600	$-	$2,641,600	$240,112	$-	$240,112

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The impact of significant US GAAP variations on the Consolidated Statement of Operations are as follows:

Year ended June 30	2006	2005	2004

Net loss for year, Canadian GAAP	$(682,097)	$(259,533)	$(214,601)
Adjustment re: 2003 write down of production costs and contract rights costs	-	-	110,000
Reclassification of exchange loss(gain) on year end translation of foreign currency items and balances	33,958	(203)	-
Loss for year, US GAAP	(648,139)	(259,736)	(104,601)
Reclassification of exchange gain(loss) on period end translation of foreign currency items and balances	(33,958)	203	-
Comprehensive loss for year, US GAAP	(682,097)	(259,533)	(104,601)

Basic and diluted loss per share, US GAAP	(0.07)	(0.04)	(0.03)

Net loss per share for the fiscal year 2004 is based on the post-reverse split number of shares issued and outstanding.

The impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

Year ended June 30	2006		2005	2004

Operating activities under Canadian GAAP	$	(650,948)	$(104,347)	$	(95,659)
Production costs		-	-		(150)
Operating activities under US GAAP		(650,948)	(104,347)		(95,809)
Investing activities under Canadian GAAP		(279,125)	-		(150)
Deferred production costs		-	-		150
Investing activities under US GAAP		(279,125)	-		-
Financing activities under Canadian and US GAAP		2,789,989	105,731		95,830
Increase in cash		1,859,916	1,384		21
Cash, beginning of year		1,629	245		224
Cash, end of year		$1,861,545	$1,629		$245

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recently issued accounting standards

The following standards were issued by the Financial accounting Standards Board during 2006 and 2005:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment, SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. SFAS 123R will become effective for all registrants as of the first fiscal year beginning after June 15, 2005. Therefore, the required effective date was July 1, 2005. The adoption of SFAS 123R did not have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS Statement No. 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In June 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, superseding EITF 03-1. FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. Adoption of FSP 115-1 is not expected to have any material impact on our consolidated financial position, results of operations or cash flows.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.

The Company has not yet determined the effect of future implementation of this new standard on its financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156 is not expected to have a material impact on our consolidated financial statements.

In July 2006, FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” FIN 48 seeks to reduce the significant diversity in practice associated with financial statement recognition and measurement in accounting for income taxes. FIN 48 is effective in fiscal years beginning after December 15, 2006.

The Company has not yet determined the effect of future implementation of this new interpretation on its financial statements.

In September 2006, FASB issued Standard 157 ‘Fair Value Measurements’. FAS 157 provides enhanced guidance for using fair values to measure assets and liabilities and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS157 does not expand the use of fair values in any new circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007.

The Company has not yet determined the effect of future implementation of this new interpretation on its financial statements.

In September 2006, FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R).  This Statement applies to employers that sponsor single-employer defined benefit pension and other postretirement plans.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
(Canadian Dollars)
June 30, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The requirement to recognize the funded status of a benefit plan and the disclosure requirements for entities with publicly traded equity securities are effective as of the end of the fiscal year ending after December 15, 2006

The Company currently does not have any defined benefit plan or any other post retirement plans. The Company will therefore determine the effect of future implementation of this new FAS, if and when it introduces any post retirement plans.

18  PRESENTATION

Certain prior year’s amounts have been reclassified to conform to current presentation.

