Form 20-F
period 2007-06-30
LiveReel Media CORP
filed 2007-12-26
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

3400 One First Canadian Place, C/O Bennett Jones LLP, PO Box 130,
Toronto, Ontario M5X 1A4, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.: None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act : None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 13,721,744 as at June 30, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[X] Yes  [] No

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
[X]Yes [ ]No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17: X Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [X] No

FORWARD-LOOKING STATEMENTS

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

Unless the context indicates otherwise, the terms "LiveReel Media Corporation", “the "Company”, "LiveReel", “we”, “us”, “our” and “registrant” are used interchangeably in this Annual Report and mean LiveReel Media Corporation and its subsidiary.

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

Currency

The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $") and the financial data in this Annual Report is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as disclosed in Note 16 of the Notes to Consolidated Financial Statements contained herein.

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended June 30, 2007, 2006 and 2005.These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2003 through 2007 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

Financial data in accordance with Canadian GAAP (CDN $) - Fiscal year ended June 30

	2007	2006	2005	2004	2003

Revenue	$72,697	$7,052	$5,031	$-	$-
Net Loss	$(624,965)	$(682,097)	$(259,333)	$(214,601)	$(108,514)
Net loss per share (1)	$(0.04)	$(0.07)	$(0.04)	$(0.06)	$(0.06)
Working capital (Deficit)	$1,965,665	$2,499,781	$(194,696)	$(57,478)	$(106,350)
Total assets	$2,105,100	$2,641,600	$240,112	$2,867	$111,612
Capital stock	$1,586,599	$2,255,394	$4,815,672	$4,460,857	$4,307,384
Warrants	$6,215,747	$5,729,352	$-	$-	$-
Shareholders' equity(Deficit)	$1,990,655	$2,524,781	$37,804	$(57,478)	$3,650
Weighted average number of shares outstanding (2)	14,089,963	9,494,677	6,629,968	3,680,536	1,906,654

(1) The effect of potential share issuances pursuant to the exercise of warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.
(2) Weighted average number of shares for a year was calculated by dividing the total of the number of shares outstanding at the end of each of the months by twelve. Weighted average number for the fiscal years 2003 was adjusted to reflect stock consolidations in 2004 and 2005

Financial data in accordance with U.S. GAAP  (CDN $) – Fiscal year ended June 30

	2007	2006	2005	2004	2003

Revenue	$72,697	$7,052	$5,031	$-	$-
Net Loss	$(624,695)	$(648,139)	$(259,736)	$(104,601)	$(143,514)
Comprehensive Loss	$(624,695)	$(648,139)	$(259,533)	$(104,601)	$(143,514)
Loss per share	$(0.04)	$(0.07)	$(0.04)	$(0.03)	$(0.08)
Total assets	$2,105,100	$2,641,600	$240,112	$2,876	$1,612
Shareholders' equity(Deficit)	$1,990,655	$2,524,781	$37,804	$(57,478)	$(106,350)

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On November 30, 2007, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.00.

The following table sets out the high and low exchange rates for each of the last six months.

2007	November	October	September	August	July	June

High for period	$1.00	$1.00	$1.05	$1.07	$1.07	$1.07
Low for period	$0.92	$0.95	$0.99	$1.05	$1.04	$1.06

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended June 30,
	2007	2006	2005	2004	2003
Average for the year	1.13	1.16	1.25	1.34	1.51

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

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

The Company is not profitable and has had no significant revenues since its incorporation in March 1997. While one of the film properties acquired by the Company in fiscal 2005 and the film that was financed in fiscal 2007 have now been developed into feature films for which the Company holds certain distribution rights, it is not clear whether this will generate any revenue for the Company. The Company has operated at a loss to date and in all likelihood will continue to sustain operating expenses in the foreseeable future. As of June 30, 2007, the Company had incurred cumulative losses of approximately $6.1 million. There is no assurance that the Company will ever be profitable.

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

INVESTMENT STRATEGY

We have received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   We are not limited to any particular industry or type of business, and we may choose to stay within the film industry.  We have not yet identified or selected any specific investment opportunity.   Accordingly, there is no current basis for you to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

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
The Company is currently without proven sources of revenue except interest income which does not cover operating costs and may be required to issue additional securities to finance its operation and may also issue additional securities to finance the development of any or all of its projects. These actions could cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2007, we had approximately 13.7 million shares of common stock outstanding of which approximately 9 million are restricted securities under Rule 144 promulgated under the Securities Act. We also have approximately 6.2 million shares of common stock issuable under presently exercisable warrants which have not yet been registered under the US Securities Act.
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

IF WE FAIL TO COMPLY WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002, OUR REPUTATION AND THE VALUE OF OUR SECURITIES MAY BE ADVERSELY AFFECTED

Beginning with our annual report for the year ending June 30, 2008, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 20-F, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That report will also be required to include an attestation report from our independent auditors on management’s assessment of our internal control over financial reporting. In order to achieve compliance with Section 404 within the prescribed period, management is in the process of adopting a detailed project work plan to assess the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented, remediate any control weaknesses that may be identified, and implement a continuous reporting and improvement process for internal control over financial reporting. Any failure to comply with Section 404, including issuing the required management report and obtaining the attestation report on management’s assessment from our independent auditors, may materially adversely affect our reputation and the value of our securities.

ITEM 4 - INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006. The Company’s wholly owned subsidiary changed its name from Noble House Film & Television Inc. to LiveReel Productions Corporation (LRPC) effective August 10, 2006.

The Company is a reporting issuer with Ontario Securities Commission. Its common shares are currently listed and traded on Over The Counter Bulletin Board of the NASD (OTCBB) under the trading symbol “NHSEF”. The Company received a new CUSIP number and changed its trading and listing symbol to LVRLF effective December 1, 2006.

On October 26, 2006, LiveReel completed its continuance under the jurisdiction of the Canada Business Corporation Act from being governed by the Ontario Business Corporation Act (Ontario).

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

The Company was a co-producer in a feature film, “Due Process”. This film has been produced and is ready for commercial exploitation. The Company has distribution rights to this film.

The Company completed two private placements in April and June 2006 with independent accredited investors and raised approximately $3 million.

LRPC, the Company’s subsidiary, opened a representative office in London, UK on June 26, 2006 to facilitate European distribution networking.

During the last quarter of fiscal 2006 and the first quarter of fiscal 2007, there was a change in the management of the Company. Both the chief executive officer and chief financial officer resigned and their consulting contracts were cancelled without any penalty or further financial commitments. One of the significant participants in the private placement became the chief executive officer and a new chief financial offer was appointed. Further, the entire in-house production team at the subsidiary also resigned and their contracts were terminated.

The new management concluded that the film properties held by the Company could not be profitably developed and exploited and therefore wrote off all properties at June 30, 2006, except for the script of King of Sorrow, which was already developed into a commercial film. This script was left at its carrying value.

The Company’s wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”) formalized distribution arrangements for one of its films, King of Sorrow, in the first half of fiscal 2007.  The first successful international sales of the film were entered into in February, 2007 at the Berlin Film Festival, and further sales are continuing to be pursued.  However, as the international distribution agent has been selling the film for over a year and has recently had limited success at two major fall trade shows, management re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance to $100,000 and the value of the film script down to nil.  This resulted in the expensing of $118,243 during the period ended September 30, 2007 both as a write down of advances to production companies and a write off of the script.

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach in the final quarter of fiscal 2006.

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

During the three month period ended September 30, 2006, the Company began to explore the financing aspect of the entertainment industry more extensively than in the past.  The Company entered into a bridging loan agreement which called for advances of up to $1.8 million to an independent production company involved in the production of a feature film, The Poet.  All amounts drawn under the bridging facility plus interest were repaid in the three months ended December 31, 2006.  The production company is owned by a former director and officer of the Company and a former officer of its wholly owned subsidiary.

In the three month period ended December 31, 2006, the Company entered into additional financing agreements to provide up to $625,000 in financing in exchange for financing fees and/or interest payments and the right to share in future net revenues of The Poet.  After a series of advances and repayments under this second facility, as at June 30, 2007, the amount advanced is approximately $226,000.  The Company is obligated for further advances of an additional $114,000 under the financing agreement.  The Company is expected to be repaid upon successful completion and distribution of The Poet.

Subsequent to the end of the first quarter of fiscal 2008, the production company entered into a distribution agreement with a distributor for the certain worldwide rights to The Poet, and the first commitments were received at a major film industry trade show in November 2007.   However, based on the commitments received at that time, management has re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance down to nil.  This resulted in the expensing of $283,667 during the period ended September 30, 2007.

The Company’s principal business office is located at 3400 One First Canadian Place, C/O Bennett Jones LLP, PO Box 130, Toronto, Ontario, Canada M5X 1A4 and its telephone number is 416-607-6793.

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

(C) ORGANIZATIONAL STRUCTURE

As at June 30, 2007, the Company had only one wholly-owned subsidiary, LiveReel Productions Corporation, as explained above in (A).

(D) PROPERTY PLANTS AND EQUIPMENT

During fiscal 2006 and through July 31, 2006, the Corporate and head office of the Company was located in subleased premises at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada. There was no long-term lease commitment.

Total area of the premises was approximately 950 sq. ft., and approximately 10% of these premises were subleased to the Company at an approximate rent and utilities cost of $200 per month.

During fiscal 2006 and through July 31, 2006, the Company’s subsidiary, LRPC was located in another subleased premise at 181 Queen Street East, Toronto, Ontario, Canada. The premises were owned by the Company’s former CEO and a director, Mr. Damian Lee. There was no long-term lease commitment. Rent paid was $1,300 per month.

Effective August 1, 2006, the Company and its subsidiary both were relocated to 429 Spadina Road, Toronto, Ontario M5P 2W3, Canada. The Company and its subsidiary subleased the space on a month to month basis at a cost of approximately $4,700 per month.  Effective October 1, 2006, the month to month rent arrangement was terminated and the Company moved its registered office to its lawyers’ location, at 3400 One First Canadian Place, C/O Bennett Jones LLP, PO Box 130, Toronto, Ontario, Canada M5X 1A4.  It is not charged monthly rent under this arrangement.

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

Results of operations

Year ended June 30	2007	2006	2005
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	73	7	5
Expenses	(697)	(689)	(265)

Net loss for year	(624)	(682)	(260)
Deficit at end of year	(6,105)	(5,480)	(4,798)

Overview

The following were the key events in the year ended June 30, 2007 -

1.
The Company’s subsidiary, LRPC was restructured to reduce the number of full time consultants effective September 1, 2006.  The Company entered into an international distribution agreement for its film, King of Sorrow.  The first sales of King of Sorrow occurred at the Berlin Film Festival in February, 2007.

The Company’s wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”) formalized distribution arrangements for one of its films, King of Sorrow, in the first half of fiscal 2007.  The first successful international sales of the film were entered into in February, 2007 at the Berlin Film Festival, and further sales are continuing to be pursued.  However, as the international distribution agent has been selling the film for over a year and has recently had limited success at two major fall trade shows, management re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance to $100,000 and the value of the film scriptdown to nil.  This resulted in the expensing of $118,243 during the period ended September 30, 2007 both as a write down of advances to production companies and a write off of the script.

2.
The Company entered into an agreement with a production company, The Poet Inc., to provide bridge financing of up to $1.8 million for production expenses of the film that The Poet Inc. is in the process of developing in the three months ended September 30, 2006. These were repaid in the three months ended December 31, 2006.

3.
In the three months ended December 31, 2006, the Company entered into additional agreements to provide up to $625,000 in additional financing to The Poet Inc. After a number series of advances and repayments under this second facility, as at June 30, 2007, the amount advanced is approximately $226,000. The Company is obligated for further advances of an additional $114,000 under the financing agreement. The Company was to be repaid upon successful completion and distribution of The Poet.

Subsequent to the end of the first quarter of fiscal 2008, the production company entered into a distribution agreement with a distributor for the certain worldwide rights to The Poet, and the first commitments were received at a major film industry trade show in November.   However, based on the commitments received at that time, management has re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance down to nil.  This resulted in the expensing of $283,667 during the period ended September 30, 2007.

4.
A case was filed on August 10, 2005 in the Court in Florida against the Company and some of its past directors by a person alleging a liability of US$ 200,000 plus triple damages for failing to issue him common shares of the Company against the funds that he alleged to have paid in 1997. The Company’s lawyer filed a motion to dismiss the case on October 12, 2005 for lack of jurisdiction.  The case was dismissed in April 2007.

5.
On February 9, 2007, 1,000,000 options were granted to management by the board of directors. The options granted were issued at a strike price of US$0.15 per share, expire on February 9, 2012 and were fully vested. On the same date, the board of directors increased the number of options available to be granted under the stock option plan to 3,000,000. The board of directors of the Company has full discretion to decide the option price and vesting periods. The options are convertible into an equal number of common shares of the Company. As a result of the granting of the options described above, the fair value of these options was estimated, on February 9, 2007, the date of the grant, using a Black-Scholes option price model.

6.	The amount of $136,179 was accounted for as a stock compensation expense in the three months ended March 31, 2007.

7.
On February 27, 2007, the conversion price of all previously issued warrants (total of 6,193,600) was reduced to US $0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company. The fair value of these warrants of February 27, 2007, the date of these changes, was estimated using a Black-Scholes option price model.

8.	The amount of $486,395 has been accounted for as a reduction of the value of the shares previously issued.

9.
The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006. On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

The following were the key events in fiscal 2006 -

1.
One of the scripts, King of Sorrow, was sold by the Company and produced into a feature film by another production company. In exchange for the rights to the screenplay, the Company holds certain distribution rights to the film. Sales and distribution efforts have begun for this film.

2.	The company was a co-producer in a feature film, “Due Process”. This film has been produced and is ready for commercial exploitation. The company has distribution rights to this film.

3.	The Company successfully completed two private placements with independent accredited investors and raised approximately $3 million.

4.	LRPC, the Company’s subsidiary, opened a representative office in London, UK on June 26, 2006 to facilitate European distribution networking.

The following were the key events in fiscal 2005 -

1.	The Company changed its name on November 4, 2004 from First Empire Corporation Inc. to Noble House Entertainment Inc.

2.	On November 19, 2004, the Company carried out a reverse stock split under which one new common share of the Company was issued for every two old common shares of the Company.

3.
Under the Company’s share buy-back plan to deal with fractional shares arising from the reverse stock split per (i) above, the holders of less than ten old common shares were not issued any new shares of the Company. Instead, they were entitled to a payment of $0.10 per share, subject to minimum of $1. As a result, a maximum of 619 existing common shares were expected to be returned to the Company for cancellation for a total cash consideration of $185 under the buy-back plan. None of these were returned.  The plan has no expiry date.

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

Income

The Company’s primary source of income in the year ended June 30, 2007 was from interest earned on the bridge financing facility provided to a production company described earlier and by earning interest income on excess cash balances.

Income in fiscal 2006 was comprised of distribution commission of $7,052 (fiscal 2005: $5,031) received during the second quarter of the fiscal 2006 from one of the distribution rights owned by the Company.

Expenses

The overall analysis of the expenses is as follows:

Year ended June 30	2007	2006	2005

Operating expenses	$492,814	$367,648	$142,064
Amortisation of investments in film and television programs	-	207,500	117,500
Stock based compensation	204,578	114,001	5,000
	$697,392	$689,149	$264,564

Operating Expenses

The overall analysis of operating expenses is as follows:

Year ended June 30	2007	2006	2005

Consulting	$138,678	$199,488	$71,095
Foreign exchange loss	117,336	33,958
Professional fees	114,311	37,849	9,680
Office and general	90,871	78,410	27,061
Shareholders information	26,312	8,935	20,122
Promotion	3,746	7,999	13,543
Bank charges	1,560	1,009	563
	$492,814	$367,648	$142,064

Consulting

Consulting expenses for the twelve months ended June 30, 2007 include $65,000 of fees paid to the chief financial officer for consulting services provided during the period, $40,000 of fees paid to a former director and officer, and the balance related to consulting fees paid to 6 individuals who worked for the Company’s subsidiary.  Two of the former executives of the subsidiary, Mr. Damian Lee, the former President, and Mr. Lowell Conn, the former vice president, were paid a total of approximately $23,000 in the twelve month period.  All long term consulting contracts with the Company’s former senior management were cancelled without any penalty or further obligation in the three month period ended September 30, 2006.

Consulting fees for fiscal 2006 mainly included fees paid to approximately nine consultants by LRPC. Two of the former executives of the subsidiary, Mr. Damian Lee, the former president and Mr. Lowell Conn, the vice president were paid a total of approximately $131,000 or 66% of the fees as per the terms of five-year consulting contracts in place at the time.

Consulting fees in fiscal 2005 mainly consists of monthly fees paid to eight consultants working for LRPC which became fully operational in February 2005.

Foreign exchange loss

Exchange loss for the twelve months ended June 30, 2007 related entirely to the translation of US dollar balances and transactions into Canadian dollars at June 30, 2007 compared to the exchange rate used at June 30, 2006 as the Canadian dollar strengthened against the US dollar. Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

For the twelve months ended June 30, 2006 there was a $33,958 foreign exchange loss due to movements of the Canadian and US dollar in the period.

Professional fees

Professional fees in the twelve months ended June 30, 2007 were comprised of legal fees of $84,461 and audit fees of $29,850.  Legal fees relate primarily to the review of the Company’s various public filings, assistance in review of materials for the annual general meeting of shareholders held March 12, 2007, assistance with the special shareholder meeting held October 4, 2006 and general corporate matters.

Professional fees in fiscal 2006 comprised legal fees of $18,003 and audit fees of $19,846.  Legal fees of approximately $3,800 were incurred on a legal case which is discussed further under the key contractual obligation sections of this report. The remaining legal fees were mainly incurred in connection with registration of stock compensation and stock option plans with the US Securities and Exchange Commission (SEC) and with review of our annual filings by the SEC for fiscal 2004 and 2005.

Fiscal 2005 professional fees comprise the audit fee provision.

Office and general

These costs include insurance, rent, telephone, travel, and other general and administration costs.

Insurance costs for the twelve months ended June 30, 2007 of $43,200 relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2007 for a twelve month period of time. No such policy was in place a year ago.

Rent for the twelve months ended June 30, 2007 was $9,450 as the company shared its premises with a production company during the year. In the twelve months ended June 30, 2006, rent was $18,505 and was incurred for the office space of the subsidiary, LRPC, which was rented at $1,300 per month under a month-to month lease as well as a small charge for corporate space from Current Capital Corporation, a shareholder. In the twelve months ended June 30, 2005, rent of $2,248 was only for five months of operations at the subsidiary, LRPC.

Miscellaneous office and general costs include the costs of various administrative travel, courier, web site development, etc. not categorized elsewhere in the financial statements. These costs totalled $38,221 in the twelve months ended June 30, 2007 compared to $59,905 in the twelve months ended June 30, 2006 because of there being fewer employees and consultants in fiscal 2007 compared to 2006, and associated administration costs declined accordingly. The Company also spent approximately $5,000 developing a corporate website in the twelve months ended June 30, 2006, and no such cost was incurred in fiscal 2007.

Significant increase in other operating costs for fiscal 2006 compared to fiscal 2005 was mainly attributable to the full year’s operational costs of LRPC.

Shareholder Information

Shareholder information costs in the twelve months ended June 30, 2007 consist of the cost of holding a special shareholders’ meeting in October 2006, an annual general meeting on March 12, 2007 totaling approximately $8,800, regulatory and related filing fees of approximately $8,700 and transfer agent fees of approximately $9,500.   These costs increased from the prior year as third parties were used to facilitate filings rather than being done by the management of the Company and an extra meeting was held by the Company.

For fiscal 2006, transfer agent fees were approximately $6,400 and the balance of approximately $2,500 related to holding of annual and special meeting and filing fees.

During 2005, the Company paid to a market maker in the US , a one–time total  fee of  $11,250 comprising US$ 5,000 in cash (CDN$6,250) and $5,000 in 50,000 restricted common shares of the Company. The fee was paid for their services in connection with the Company’s application to NASDAQ for a listing and trading symbol.

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

Promotion costs

During the twelve months ended June 30, 2007, these costs related to the promotion of King of Sorrow.  During the twelve months ended June 30, 2006, these costs related to sales, marketing, travel and related costs for visits to the UK and US for promotional efforts for certain films and discussions with the group of investors who participated in the private placement.

Promotional costs for fiscal 2005 included costs of hosting a major event in September 2004 for the group of prospective investors and people in entertainment industry. The primary purpose was to introduce Noble House and Mr. Damian Lee and his team and also to identify new business opportunities.

Amortization of Investments in Film and Television Programs

During fiscal 2006, LRPC was holding nine scripts at a carrying value of $172,500 and four distribution contracts at a carrying value of $60,000. At the year end of June 30, 2006, management decided to fully amortize all but one script and all distribution contracts because it has decided not to pursue development of these properties any further. The only script not amortized and kept at its carrying value of $25,000 was that of King of Sorrow. The script has been developed into a feature film for which the Company held the certain distribution rights.  As at June 30, 2007, management concluded that based on the estimates of the potential revenue that would be realized by the film, the carrying value of the script was fully recoverable.

The Company’s wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”) formalized distribution arrangements for one of its films, King of Sorrow, in the first half of fiscal 2007.  The first successful international sales of the film were entered into in February, 2007 at the Berlin Film Festival, and further sales are continuing to be pursued.  However, as the international distribution agent has been selling the film for over a year and has recently had limited success at two major fall trade shows, management re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance to $100,000 and the value of the film script down to nil.  This resulted in the expensing of $118,243 during the period ended September 30, 2007 both as a write down of advances to production companies and a write off of the script.

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

During fiscal 2006, the board of directors of the Company approved and created two new compensation plans:

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

On December 15, 2006, the Company cancelled 800,000 shares issued to a consultant due to lack of performance of duties.  The Company recorded a reduction in share capital related to the cancellation of shares of $182,400 and an increase in contributed surplus of previously amortized charges of $136,800.

2.
2006 Stock Option Plan covering one million options. None of the options were granted as at December 31, 2006. On February 9, 2007, 1,000,000 options were granted to management by the Board of Directors. On the same date the Board of Directors increased the number of options available to be granted under the plan to 3,000,000. As a result of this grant, an expense of $136,179 was incurred in the three months ended March 31, 2007.

During fiscal 2005, a fee of $5,000 was paid to an independent brokerage firm for financial services by way of 50,000 restricted common shares of the Company.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2007, the Company had a net working capital position of $1,965,665 compared to a working capital position of $2,499,781 as of June 30, 2006.   Cash on hand as at June 30, 2007 was $1,644,350 compared to $2,140,670 in cash and treasury bills as at June 30, 2006.

The working capital position has declined by approximately $534,000 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2007 and the financing of a feature film as disclosed earlier.

The Company believes it has adequate cash on hand to meet its cash requirements in the upcoming fiscal year.

Operating cash flow

During fiscal 2007, operating activities required a net cash flow of $496,000. Approximately $420,000 was spent on LRPC and corporate operations.  An additional $225,000 was advanced to The Poet Inc., a production company involved in making a feature film, offsetting a repayment of advances of approximately $150,000 received from King of Sorrow Inc.

The operating cash requirement was met primarily through cash on hand in the Company.

Investment cash flows

The company redeemed approximately $279,000 of excess cash held in US treasury bills held with a brokerage firm.

Financing cash flows

The Company had no financing activities during the year.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
The Company has not spent any funds on research and development during the fiscal years 2007, 2006 and 2005.

(D)  TREND INFORMATION
There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS
At June 30, 2007, 2006 and 2005, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

LiveReel and its wholly owned subsidiary, LRPC, have made arrangements with various production companies to provide scripts/screenplay, production consulting and distribution services for which it will be compensated by way of a percentage of the net proceeds from the sale/distribution of feature films. Certain of the production companies are owned by persons who were previously director/executives in LiveReel or its subsidiary.

In all such cases, LiveReel does not record any production costs nor will it record any losses that may be sustained by such production companies on the feature films made with the help of LiveReel on the ground that LiveReel has not given any guarantee or is otherwise not responsible for any production costs or any other liabilities of the production companies.

(F) CONTRACTUAL OBLIGATIONS
The Company has a no contractual commitments that can not be cancelled with 30 days notice.

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

2.   Statement of Executive Compensation

Mr. Gregg Goldstein receives no cash remuneration nor has he signed any consulting contract with the Company. During the year ended June 30, 2007, Mr. Goldstein was granted 900,000 options.

Mr. Stephen Wilson has a consulting contract calling for the payment of monthly fees of $5,000 and can be terminated with one month’s notice.  During the year ended June 30, 2007, Mr. Wilson was granted 100,000 options.

The former members of the management team who held executive positions during the fiscal year 2006 have all resigned now and their long term consulting contracts cancelled without any penalty.

The following table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the fiscal years ended June 30, 2006, 2005 and 2004

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus	Other annual compensation	Securities under options/SARs Granted (1)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation
		($)	($)	($)	(#)	($)	($)
Gregg Goldstein, Chairman and CEO	2007	-	-	-	900,000	-	-	-
	2006	-	-	-	-	-	-	-
	2005	Not applicable

Stephen Wilson, CFO	2007	65,000	-	-	100,000	-	-	-
	2006	Not applicable
	2005	Not applicable

Kam Shah - CFO (3)	2007	40,000	-	-	Nil/Nil	-	-	-
CFO (4)	2006	22,800	-	-	Nil/Nil	-	-	-
CFO	2005	0	-	-	Nil/Nil	-	-	-

  Notes:

1.	“SAR” means stock appreciation rights
2.	“LTIP” means long term incentive plan
3.	During the fiscal year 2007, Mr. Shah received $40,000 in consulting fees.
4.
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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of LiveReel. In carrying out its mandate the Board holds at least four meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 7 meetings during our financial year ended June 30, 2007.  To assist in the discharge of its responsibilities, the Board has designated two standing committee: a Corporate governance Committee and an Audit Committee, as more particularly discussed below.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Gregg Goldstein (Chair), Steve Dabbah and Joanne Butterfield-Douglas. The responsibilities, powers and operation of the Corporate Governance Committee are set out in the Corporate Governance Committee Charter.  As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board of Directors in fulfilling its corporate governance oversight responsibilities.

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

The Company’s Audit Committee’s charter was detailed in the annual report for fiscal 2005 and became effective on August 2, 2005.
Audit Committee charter assists the Board in fulfilling its responsibilities for our accounting and financial reporting practices by:
•	·reviewing the quarterly and annual consolidated financial statements and management discussion and analyses;

•	meeting at least annually with our external auditor;

•	reviewing the adequacy of the system of internal controls in consultation with the chief executive and financial officer;

•	reviewing any relevant accounting and financial matters including reviewing our public disclosure of information extracted or derived from our financial statements;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	pre-approving all non-audit services and recommending the appointment of external auditors; and

●	reviewing and approving our hiring policies regarding personnel of our present and former external auditor

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

(D) EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E) SHARE OWNERSHIP

The Corporation had the following plans as at June 30, 2007:

1.	2006 Stock Option Plan covering one million options.

2.	2006 Consultant Stock Compensation Plan covering one million shares.

1,000,000 options were granted under the 2006 Stock Option Plan on February 9, 2007 at a strike price of $0.15 per share.  On the same date, the board of directors increased the number of options available to be granted under the plan to 3,000,000.

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
The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons at December 14, 2007:

Name	# of Common shares held at December 14, 2007	# of Warrants	Exercise price - in US$	Expiry date(s)	# of options held at December 14, 2007	Expiry date
Gregg Goldstein	2,800,000	1,400,000	$0.10	Nov 30, 2009	900,000	Feb 9, 2012
J. Stephen Wilson	nil	nil	N/A	N/A	100,000	Feb 9, 2012

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)	MAJOR SHAREHOLDERS

The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing-houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

As at December 14, 2007, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 20% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available. The following are the other registered shareholders holding more than 5% of the common shares of the company as at December 14, 2007.

Name of shareholder	No. of shares held
Gregg Goldstein	2,800,000
Crystal Star Productions Limited	2,000,000
Two Lions Management Limited	1,063,250
Snapper Inc.	795,000
Farthing Investments Limited	700,000
Hamilton Asset Management Limited	700,000
Fistral Investments Limited	700,000
Windsor Securities Limited	700,000
Helmet Assets Limited	700,000
________

All of the Company’s shareholders have the same voting rights.

At December 14, 2007, the Company had 13,721,744 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 362 record holders excluding the beneficial shareholders held through the intermediaries, 9 of which, holding an aggregate of 5,044,718 shares 37% of common stock, were in the United States.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions during the year ended June 30, 2007 are as follows:

1.
Consulting fees include approximately $65,000 paid to the Chief Financial Officer for services rendered during the period and $40,000 of fees paid to a former director and officer for various services.

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

The Company’s lawyer filed a motion to dismiss the case on October 12, 2005 for lack of jurisdiction.  The case was dismissed in April 2007.

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

(B) SIGNIFICANT CHANGES

There was a significant event subsequent to June 30, 2007, which will have significant effect on the expected value of certain assets of the Company and its subsidiary. The key event is described below:

1.
Subsequent to the end of the first quarter of fiscal 2008, the production company entered into a distribution agreement with a distributor for the certain worldwide rights to The Poet, and the first commitments were received at a major film industry trade show in November.   However, based on the commitments received at that time, management has re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance down to nil.  This resulted in the expensing of $283,667 during the quarter ended September 30, 2007.
The Company’s wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”) formalized distribution arrangements for one of its films, King of Sorrow, in the first half of fiscal 2007.  The first successful international sales of the film were entered into in February, 2007 at the Berlin Film Festival, and further sales are continuing to be pursued.  However, as the international distribution agent has been selling the film for over a year and has recently had limited success at two major fall trade shows, management re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance to $100,000 and the value of the film script down to nil.  This resulted in the expensing of $118,243 during the quarter ended September 30, 2007 both as a write down of advances to production companies and a write off of the script.

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The Company’s common shares began trading on OTCBB on April 27 2005. Prior to that date, the Company’s shares were traded “Over -the Counter” on the Canadian Unlisted Board (“CUB”) for a brief while in 2000. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB.
The following table outlines the annual high and low market prices for each of the fiscal years since the trading date of April 27, 2005:

Fiscal year ended June 30	High In US $	Low In US$
2007	1.70	.055
2006	2.15	.61
2005 (April 28, 2005 to June 30, 2005)	.65	.54
The following table outlines the high and low market prices for each fiscal financial quarter for each of the quarters since April 27, 2005 and any subsequent period:
Fiscal Quarter ended	High	Low
	In US$	In US$
September 30, 2007	.055	.055
June 30, 2007	.11	.10
March 31, 2007	.15	.10
December 31, 2006	.50	.12
September 30, 2006	1.70	.30
June 30, 2006	0.85	2.15
March 31, 2006	1.20	.20
December 31, 2005	.65	.35
September 30, 2005	.61	.56
The following table outlines the high and low market prices for each of the most recent six months:
Month	High	Low
	In US$	In US$
November, 2007	.055	.04
October, 2007	.055	.055
September, 2007	.055	.055
August , 2007	.055	.055
July, 2007	.055	.055
June, 2007	.08	.055

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
Since April 27, 2005, the Company’s common shares began trading on OTCBB of the NASD under a trading symbol “NHSEF”.

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

(B) MEMORANDUM AND ARTICLES OF ASSOCIATION

Following approval by the shareholders in a special meeting held on October 4, 2006 as explained in item 8(B) above, the Company applied for authorization to continue from being governed by the Business Corporations Act (Ontario) and was granted approval on October 26, 2006 to continue under the jurisdiction of the Canada Business Corporation Act.  An application for authorization to continue is included in Exhibits 1.1 and 1.2 hereof, which exhibits have been incorporated by reference into this report.
New by-laws were adopted in the special meeting of shareholders on October 4, 2006 in compliance with the requirements of the Canada Business Corporation Act. The new by-laws included in Exhibit  1.3 hereof, which exhibit has been incorporated by reference into this report.
 .

(C) MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of its business, the only material contract to which we are or have been a party for the two years preceding this annual report are as follows:
On November 30, 2004, the Company entered into a purchase agreement with Noble House Production Limited to acquire certain film properties at an agreed price of $350,000, which was settled by issuance of 3.5 million restricted common shares plus 3.5 million warrants exercisable at US$1 each to acquire equal number of common shares, which price was reduced to US$0.50 on January 18, 2006.  The price of these warrants was reduced again to $0.10 on February 27, 2007, and the expiry date was extended to November 30, 2009 by the Board of Directors of the Company.

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

We do not believe that we were a “passive foreign investment company” for the taxable year ended June 30, 2007.   (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  There can be no assurance that the IRS will not challenge the determination made by us concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, there can be no assurances that we will be a QFC for the current or any future taxable year, or that we will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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
(F) DIVIDEND AND PAYING AGENTS
Not applicable

(G) STATEMENT BY EXPERTS

Not applicable

(H) DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 3400 One First Canadian Place, C/O Bennett Jones LLP, PO Box 130, Toronto, Ontario, Canada, M5X 1A4.  The Company may be reached at (416) 607-6793. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The Company is subject to reporting requirements as a “reporting issuer” under applicable securities legislation in Canada and as a “foreign private issuer” under the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, we must file periodic reports and other information with the Canadian securities regulatory authorities and the Securities and Exchange Commission.

A copy of this Form 20-F Annual Report and certain other documents referred to in this Annual Report and other documents filed by us may be retrieved from the system for electronic document analysis and retrieval (“SEDAR”) system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from the Securities and Exchange Commission electronic data gathering, analysis and retrieval system(“EDGAR”) at www.sec.gov/edgar.

(I) SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company's office at 3400 One First Canadian Place, C/O Bennett Jones LLP, PO Box 130, Toronto, Ontario, Canada, M5X 1A4.

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

ITEM 15 CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d -15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

B. Management’s Annual Report on Internal Control over Financial Reporting

Not Applicable

C. Attestation report of the registered public accounting firm

Not Applicable

D.     Changes in Internal Controls

There were no changes made in the Company's internal controls over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16  [RESERVED]

ITEM 16 (A) AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2007, the audit committee consisted of two directors, one of whom, Ms. Joanne Butterfield Douglas would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Ms. Douglas’s background is described under Item 6(A) Directors and senior management.  She is an independent director.
The other member of the audit committee is Mr. Steve Dabbah.

ITEM 16 (B) CODE OF ETHICS

On February 9, 2007, we adopted a Code of Ethics that applies to our principal executive officer and  principal financial officer, or persons performing similar functions.  A copy of our Code of Ethics will be provided to any person requesting same without charge.  To request a copy of our Code of Ethics, please make a written request to our chief financial officer, C/O Live Reel Media Corporation, 3400 One First Canadian Place, C/O Bennett Jones, PO Box 130, Toronto, Ontario, Canada, M5X 1A4.

ITEM 16 (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30 2007	June 30 2006

Audit Fees	29,850	19,846
Audit Related Fees	-	-
Tax Fees	--	-
All Other Fees	-	-

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D)  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16 (E)   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III
ITEM 17 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 16 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3(A) Exchange Rates of this Annual Report.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 -- EXHIBITS

(a) Financial Statements

b) Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1
Application for Authorization to continue in another jurisdiction dated October 20, 2006.- Incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed on December 26, 2006

1.2	Articles of Incorporation of the Company - Incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004

1.3	By-Laws of the Company - Incorporated herein by reference to Exhibit 1.3 to the Company’s Registration Statement on Form 20-F filed on December 26, 2006

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

1.14
Certificate of name change from Noble House Film & Television Inc. to LiveReel Productions Corporation dated August 10, 2006 - Incorporated herein by reference to Exhibit 1.14 to the Company’s Registration Statement on Form 20-F filed on December 26, 2006,

1.15
Certificate of name change from Noble House Entertainment Inc. to LiveReel Media Corporation dated October 12, 2006 - Incorporated herein by reference to Exhibit 1.15 to the Company’s Registration Statement on Form 20-F filed on December 26, 2006,

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

4.(c)	2006 Consultant Stock Compensation Plan and 2006 Stock Option Plan - Incorporated herein by reference to Form S-8 filed on March 9, 2006.

11.	Code of Ethics

12	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.a	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(i)	Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006,

14(a)(ii)	Audit Committee Charter - Incorporated herein by reference to Exhibit 14 (a)(ii) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006,

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this November 30, 2007

LIVEREEL MEDIA CORPORATION

Per:  (signed) Gregg Goldstein
Title:  Chairman and CEO

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Years Ended June 30, 2007 and 2006

(Canadian Dollars)

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

AUDITORS’ REPORT

To the Shareholders of
LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)

We have audited the consolidated balance sheets of LiveReel Media Corporation (Formerly Noble House Entertainment Inc.) as at June 30, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to note 16).

The consolidated financial statements of LiveReel Media Corporation (Formerly Noble House Entertainment Inc.) for the year ended June 30, 2005 were audited by other auditors whose report dated October 20, 2005, expressed an unqualified opinion on those statements.

/s/  SCHWARTZ LEVITSKY FELDMAN LLP
“SCHWARTZ LEVITSKY FELDMAN LLP”

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel:  416 785 5353
Fax:  416 785 5663

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Balance Sheets
(Canadian Dollars)

As at June 30	Note	2007	2006
Assets
Current
Cash		$1,644,350	$1,861,545
Treasury bills		-	279,125
Advances and prepaids	3	435,750	361,931
Deferred stock based compensation	4	-	113,999
		2,080,100	2,616,600
Investment in film and television programs	5	25,000	25,000

		$2,105,100	$2,641,600
Liabilities
Current
Accounts payable and accrued liabilities	6	$114,435	$112,473
Advances from shareholders	7	-	4,346
		114,435	116,819
Shareholders' Equity
Capital stock	8	1,586,599	2,255,394
Contributed surplus		293,370	20,391
Warrants	9	6,215,747	5,729,352
Deficit		(6,105,051)	(5,480,356)
		1,990,665	2,524,781
		$2,105,100	$2,641,600

Related Party Transactions (Note 12)
Commitments and contingencies (Note 13)

Approved by the Board”Gregg Goldstein”  Director    ”J. Stephen Wilson” Director
                                          (signed)                                   (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Statements of Operations
(Canadian Dollars)

For the Years Ended June 30	Note	2007	2006	2005
Revenue
Interest income		$72,697	$-	$-
Distribution income		-	7,052	5,031
Total Revenue		$72,697	$7,052	$5,031
Expenses
Consulting expense	4 & 12	343,256	313,489	76,095
Foreign exchange loss		117,336	33,958	-
Professional fees		114,311	37,849	9,680
Office and general		90,871	78,410	27,061
Shareholders information		26,312	8,935	20,122
Promotion		3,746	7,999	13,543
Bank charges and interest		1,560	1,009	563
Amortization of investment in film	5	-	207,500	117,500
and television programs
		697,392	689,149	264,564
Net loss for the year		$(624,695)	$(682,097)	$(259,533)
Net loss per share - basic and diluted	10	$(0.04)	$(0.07)	$(0.04)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Statements of Cash Flows
(Canadian Dollars)

For the Years Ended June 30	2007	2006	2005
Cash flows from operating activities
Net loss for year	$(624,695)	$(682,097)	$(259,533)

Items not affecting cash
Stock based compensation	204,578	114,001	5,000
Amortization of investment in film and television programs	-	207,500	117,500
Effect of changes in:
Advances and prepaids	(73,819)	(355,948)	(3,361)
Accounts payable and accrued liabilities	(2,384)	65,596	36,047
	(496,320)	(650,948)	(104,347)
Cash flows from investing activities
Redemption of (investment in) treasury bills	279,125	(279,125)	-
	279,125	(279,125)	-

Cash flows from financing activities
Common shares issued	-	2,941,074	-
Net advances from (repayments to) shareholders	-	(139,591)	105,916
Note payable	-	(11,494)	-
Shares cashed-out	-	-	(185)
	-	2,789,989	105,731
Increase (decrease) in cash	(217,195)	1,859,916	1,384
Cash, beginning of year	1,861,545	1,629	245
Cash, end of year	$1,644,350	$1,861,545	$1,629
Supplemental disclosures
Non-cash investing and financing activities
Conversion of loan to equity investment	$-	$-	$-
Acquisition of film and television programs for shares issued	-	-	350,000
	$-	$-	$350,000

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Statement of Shareholders’ Equity (Deficiency)
(Canadian Dollars)

For the Years Ended June 30, 2007, 2006 and 2005

	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit	Shareholders' Equity (Deficiency)
Balance June 30, 2005	8,134,544	4,815,672		20,391	(4,798,259)	37,804
Issued under private placements	5,467,200	3,124,622		-	-	3,124,622
Shares issued under private placement subsequently canceled and subscription refunded	(80,000)	(44,112)		-		(44,112)
Finder's fee		(139,436)				(139,436)
Issued under 2006 consultant stock compensation plan	1,000,000	228,000		-	-	228,000
Valuation of warrants previously issued upon changes in their terms during year	-	(2,094,580)	2,094,580		-	-
Valuation of warrants issued under private placements	-	(3,634,772)	3,634,772		-	-
Net loss	-	-		-	(682,097)	(682,097)
Balance June 30, 2006	14,521,744	$2,255,394	$5,729,352	$20,391	$(5,480,356)	$2,524,781
Cancellation of shares	(800,000)	$(182,400)		$182,400		-
Write off of unamortized deferred stock based compensation	-	-	-	(45,600)	-	(45,600)
Valuation of warrants previously issued upon changes in their terms during year	-	(486,395)	486,395		-	-
Compensation expense for stock options issued				136,179		136,179
Net loss	-	-		-	(624,695)	(624,695)
Balance June 30, 2007	13,721,744	$1,586,599	$6,215,747	$293,370	$(6,105,051)	$1,990,665

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

1.   NATURE OF OPERATIONS

LiveReel Media Corporation. (the “Company") is a fully integrated entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006.  On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada, which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in Note 16.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”). The subsidiary changed its name from Noble House Film & Television Inc. effective August 10, 2006.

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
June 30, 2007 and 2006

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
June 30, 2007 and 2006

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

      Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Significant estimates include recoverability of assets and fair value of stock based compensation.  Actual results could differ from those estimates.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

3.   ADVANCES AND PREPAIDS

As at June 30,		2007	2006
Due from Production companies	(a)	$419,850	$341,213
Taxes recoverable		11,309	13,782
Deposits and prepayments	(b)	4,591	6,936
		$435,750	$361,931

(a)
Represents funds advanced to multiple production companies, owned by a former officer and director of the Company and a former executive of the Company’s subsidiary. The Company and its wholly owned subsidiary have entered into various agreements to provide financing, license scripts and screen plays and handle global distribution for these entities. These funds are provided to the production companies and are secured by the film elements and are repayable at various interest rates and are generally due on demand.

(b)
The Company paid an advance of US $ 7,500 in October 2005 to a firm of lawyer to defend itself against a legal action initiated by an individual in Florida. The lawyer firm filed a motion to dismiss the case against the company in October 2005. This case was dismissed in April, 2007.  The balance of the advance after accounting for the legal costs charged up to June 30, 2007 which was previously held against future legal costs, if any, in the matter is included in deposits and prepayments.

4.   DEFERRED STOCK BASED COMPENSATION

Deferred stock based compensation relates to the fair value of 1,000,000 shares issued under the Company’s 2006 Consultant Stock Compensation Plan for services that were to be performed by three consultants through December 31, 2006.  On March 6, 2006, the board of directors of the Company authorized the issuance, including 100,000 shares issued to the former director and Chief Financial Officer for his services under a consulting contract.  At the time of issuance, the shares were valued at fair market value of $228,000, and this amount was to be amortized on a straight line basis over the 12 months ended December 31, 2006.  This resulted in a charge of $114,001 being amortized in the year ended June 30, 2006.  The balance of $113,999 was amortized in the year ended June 30, 2007 and is included in consulting and stock based compensation charges.

On December 15, 2006, the Company cancelled 800,000 shares issued to a consultant due to a lack of performance of duties.  The Company recorded a reduction in share capital related to the cancellation of shares of $182,400, and an increase in contributed surplus of previously amortized charges of $136,800.

Stock based compensation included in consulting expense is $204,578 in fiscal 2007 ($114,001-2006; $5,000-2005).

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

5.   INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Theatrical films			Theatrical films
	Scripts & Synopsis	Distribution contracts	Total	Scripts & Synopsis	Distribution contracts	Total
As at June 30,	2007			2006
Balance at beginning	$25,000	$-	$25,000	$172,500	$60,000	$232,500
Acquisitions during period	-	-	-	-	-	-
Amortization	-	-	-	(147,500)	(60,000)	(207,500)
Balance at end of period	$25,000	$-	$25,000	$25,000	$-	$25,000

The value assigned on the acquisition of the scripts and synopsis and distribution contracts was based on an independent valuation provided by a Los Angeles based film distribution and sales house and was based on title by title evaluation.

Based on industry knowledge, experience and expertise, management established the production budget estimates as well as potential revenues for each of the scripts based on a Low, Medium and High projection. It determined the budget for the individual projects taking a completed script and breaking down individual elements -- character/actor, locations/set, service/production requirements.  Based on these elements, management built a budget to estimate the cost to produce each film.  At that point, no quotations were obtained from third parties for the elements of the budgets because many budget elements are variable right up until the actual production on the film.

These variable elements include talent costs, crew labour rates, equipment rental and post-production service costs. Generally, management expected to negotiate a reduction against budget in the costs for variable elements. Thus, the estimated production budget was viewed as a high estimate.

Management then determined the projections of revenue after distribution commission, by comparing the actual prior experience of management and consultants and with reports from various sales agencies that work, and have worked, with them. Management built low, medium and high revenue models form the bottom up based on estimated revenues by individual territory sales throughout the world.

Management believed that the Low, Medium and High projections accounted for both the variable quality of the final product and the general performance of the entertainment industry.

As at June 30, 2006, Management concluded that its short term business plan would not include development of any of the scripts except one, King of Sorrow, which was licensed and has now developed into a commercial feature film. Management therefore decided to fully write off the carrying value of all scripts except for King of Sorrow. Management carried out evaluation of its estimated costs and revenue details of King of Sorrow as at June 30, 2007 and concluded that no further amortization was required to the carrying value of this script.

The carrying value of the distribution contract was fully written off since management review at June 30, 2006 concluded that no further revenue was expected without incurring significant costs which management was not prepared to do.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

6.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at June 30,		2007	2006
Accounts payable	(a)	$59,395	$16,821
Accruals	(b)	22,500	63,112
Production advances	(c)	32,540	32,540
		$114,435	$112,473

(a)
As at June 30, 2007, accounts payable were regular trade payables incurred in the normal course of business, primarily for legal fees rendered during the fiscal year.  As at June 30, 2006, accounts payable included $1,562 due to a corporate shareholder, Current Capital Corp., which is owned by one of the former directors of the Company, and $3,610 due to the Chief Executive Officer for reimbursable travel expenses.

(b)
Accruals at June 30, 2007 are for estimated audit fees.  Accruals at June 30, 2006 are for estimated 2006 audit fees of $18,500 and an additional $44,112 representing a subscription received from an individual who originally participated in the private placement but later proved ineligible to participate.  Hence his subscription was refunded and shares issued to him were cancelled subsequent to the balance sheet date. (See also Note 8(b)(ii)).

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (2006: $26,540).

7.    ADVANCES FROM SHAREHOLDERS

Advances from shareholders represented funds advanced or expenses incurred on behalf of the Company by shareholder corporations from time to time. These advances were unsecured, non-interest bearing and are payable on demand.  All amounts were forgiven in the year ended June 30, 2007.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

8.    CAPITAL STOCK

a)            Authorized:  Unlimited number of common shares

(b)           Issued:

As at June 30,		2007		2006
		Common		Common
		Shares	Amount	Shares	Amount

Beginning of year		14,521,744	$2,255,394	8,134,544	$4,815,672
Issued (cancelled) under 2006 Consultant stock compensation plan	(i)	(800,000)	(182,400)	1,000,000	228,000
Issued under a private placement	(ii)	-	-	5,467,200	3,124,622
Shares issued under private placement being canceled subsequently	Note 6(b)	-	-	(80,000)	(44,112)
Expenses relating to private palcement	(ii)		-		(139,436)
Warrants ( note 9)			(486,395)		(5,729,352)

		13,721,744	$1,586,599	14,521,744	$2,255,394

(i)
On February 20, 2006, the Company filed for registration with the United States Securities and Exchange Commission, two Plans - (a) 2006 stock option plan for 1 million options and (b) 2006 Consultant stock compensation plan for 1 million common shares.

On March 6, 2006, the board of directors of the Company allotted 1 million shares under the 2006 Consultant stock compensation plan to three consultants for services during the year ending December 31, 2006. The shares were valued at fair market value on the date of allotment which was US$0.20 per share. See Note 4 for further details.  On December 15, 2006, 800,000 shares were cancelled due to non-performance of duties by one of the consultants granted shares.

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

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

8.    CAPITAL STOCK , (b)   Issued, (ii)  -   continued…….

The company paid a finders fee of $139,436 at the rate of 10% of the proceeds from the private placement to Current Capital Corp., a related shareholder corporation owned by one of the former directors of the Company.

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

This private placement was closed on June 27, 2006. 3,080,000 units were subscribed and paid for resulting in issuance of 3,000,000 common shares and 1,500,000 whole warrants. Subscription funds received in respect of 80,000 units were returned subsequently as explained in Note 6(b).

The shares issued under the above private placements are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

(c)	Stock Options:

On February 9, 2007, 1,000,000 options were granted to management by the board of directors.  The options granted were issued at a strike price of US$0.15 per share, expiring on February 9, 2012 and were fully vested.  On the same date, the board of directors increased the number of options available to be granted under the plan to 3,000,000.  The board of directors of the Company has full discretion to decide the option price and vesting periods.  The options are convertible into an equal number of common shares of the Company.

As a result of the granting of the options described above, the fair value of these options has been estimated, on February 9, 2007, the date of the grant, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	4.5%
Expected dividend	nil
Expected volatility	146%
Expected life	1826 days
Market price	US$0.15

The amount of $136,179 has been accounted for as a stock compensation expense in the year ended June 30, 2007.  None of the options were exercised or expired as at June 30, 2007.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

9.    WARRANTS

As at June 30,		2007		2006
		# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of year		6,193,600	$5,729,352	3,500,000	-
Issued previously being revalued	(a) & (d)		486,395	-	2,094,580
Issued with private placement closed on April 15,2006	(b)	-	-	1,193,600	1,150,081
Issued with private placement closed on June 27, 2006	(c)	-	-	1,500,000	2,484,691
Issued and outstanding at end of year	(e)	6,193,600	$6,215,747	6,193,600	$5,729,352

a)
On November 30, 2004, the Company issued 3.5 million warrants to a production house, in which a former director and officer of the Company holds a controlling interest, in settlement of the value of acquisition of certain theatrical film properties. These warrants are convertible into an equal number of common shares of the Company. The conversion price was $1 per warrant and conversion expiry date was November 30, 2006.

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

The amount of $2,094,240 has been accounted for as a reduction of the value of the shares issued. None of the warrants were exercised or expired as at June 30, 2007 (June 30, 2006 – none).

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

b)
  The company issued 1,193,600 warrants under a 2006 private placement as explained in Note 8(b) (ii). These warrants are convertible into an equal number of common shares at an exercise price of US$0.50 per warrant and expire within two years of their issue. None of the warrants were exercised or expired as at June 30, 2007 (June 30, 2006 – none).

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

c)
The company issued 1,500,000 warrants under another 2006 private placement as explained in Note 8(b) (ii). These warrants are convertible into equal number of common shares at an exercise price of US$0.50 per warrant and expire within two years of their issue. None of the warrants were exercised or expired as at June 30, 2007 (June 30, 2006 – none).

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

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

d)
On February 27, 2007, the conversion price of all previously issued warrants was reduced to US$0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company. The fair value of these warrants on February 27, 2007, the date of these changes, has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	4.5%
Expected dividend	nil
Expected volatility	145%
Expected life	1007 days
Market price	US$0.10

The amount of $486,395 has been accounted for as a reduction of the value of the shares issued.

e)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

Option price models used for calculating fair value of warrants require input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

10.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of commonshares outstanding during the year ended June 30, 2007, which were 14,089,963 shares (2006: 9,494,677 and 2005: 6,629,968 (post-2005 reverse-split)).

The Company had 6.2 million share purchase warrants and 1,000,000 stock options issued and outstanding as at June 30, 2007. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

11.  INCOME TAXES

The effective tax rate of Nil (2006 – Nil; 2005 - Nil) for income taxes varies from the statutory income tax rate of approximately 36% (2006 – 36%; 2005 - 36%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has not determined that it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2007	2006	2005
Amounts related to tax loss and credit carry forwards	$628,000	$467,000	$273,000

Net future tax assets	$628,000	$467,000	$273,000
Less: valuation allowance	(628,000)	(467,000)	(273,000)
	$-	$-	$-

The Company has carry forward tax losses of approximately $1.7 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in the financial statements.

2008	31,000
2009	19,000
2010	212,000
2011	214,000
2015	204,000
2016	505,000
2027	560,000
$1,745,000

12.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances not disclosed elsewhere in the financial statements are:

i.
Consulting fees include approximately $65,000 paid to the Chief Financial Officer for services rendered during the period and $40,000 of fees paid to a former director and officer for various services.  (2006: $75,000 and 2005 - $30,000 – fees to other officers).

ii.
Current Capital Corp., a shareholder corporation owned by one of the former directors charged approximately $nil for the premises rent, telephone, consultants’ fees and other office expenses (2006 - $4,200; 2004 - $5,400).

iii.	Rent of $nil (2006: $15,600 and 2005 - $6,500) is charged in respect of rent for premises owned by a former director of the Company.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

13.  COMMITMENTS AND CONTINGENT LIABILITIES

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
June 30, 2007 and 2006

14.  SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the fiscal years ended June 30, 2007, 2006 and 2005.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

	2007				2006				2005
	Licen.	Prod.	Dist.	Total	Licensing	Prod.	Dist.	Total	Licensing	Prod.	Dist.	Total
Total revenue	$-	$-	$20,941	$20,941	$-	$-	$7,052	$7,052	-	-	5,031	5,031
Earnings (losses) from operations	(16,413)	(16,413)	4,528	(28,298)	(239,060)	(91,560)	(144,508)	(475,128)	(27,586)	(27,586)	(27,586)	(82,758)
Total assets	25,000	-	419,850	444,850	25,000	-	341,213	366,213	172,000	3,752	60,000	235,752
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540	-	11,900	-	11,900
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$20,941				$7,052				5,031
Other				51,756				-				-
				$72,697				$7,052				5,031
Net Loss
Total losses from reportable segments				$(28,298)				$(475,128)				(82,758)
Other				(596,397)				(206,969)				(176,775)
				$(624,695)				$(682,097)				(259,533)
Assets
Total assets used for reportable segments				$444,850				$366,213				235,752
Other				1,660,250				2,275,387				4,360
				$2,105,100				$2,641,600				240,112
Liabilities
Total liabilities of the reportable segments				$32,540				$32,540				11,900
Other				81,895				84,279				190,408
				$114,435				$116,819				202,308

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

15.  FINANCIAL INSTRUMENTS

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

16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X.

A separate statement of comprehensive loss has not been presented as there are no differences between net loss and comprehensive loss.

Recently issued accounting standards

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Upon adoption of SFAS No. 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a remeasurement event that gives rise to new-basis accounting. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and may be adopted earlier but only if the adoption is in the first quarter of the fiscal year. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using both a balance sheet and an income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings. The provisions of SAB 108 are effective for the year ending December 31, 2006. The adoption of SAB 108 did not have an impact on our consolidated financial statements.

In September 2006,  the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of FASB Statements No. 87, 88, 106, and 123(R). SFAS No. 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan(other than a multiemployer plan) as an asset or liability in its statements of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The requirement to recognize the funded status of a benefit plan (paragraph 4) and the disclosure requirement (paragraph 7) is effective for an employer with publicly traded equity securities as of the

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2007 and 2006

16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

end of the fiscal year ending after December 15, 2006, the requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position  (paragraphs 5, 6, and 9) is effective for fiscal years ending after December 15, 2008. As such the company is required to adopt paragraphs 4 and 7 on January 31, 2007 and paragraphs 5, 6 and 9 at the beginning of the fiscal year ending January 31, 2009. Management does not expect the adoption of SFAS No.158 to have a significant impact on the financial position or results of operations of the Company.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 “Fair Value Measurements.” SFAS No. 157 provides guidance for, among other things, the definition of fair value and the methods used to measure fair value. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 157 on our consolidated financial statements and disclosures.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB” No 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements”. SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of SAN No. 108 had no impact on the financial position or operations of the Company.

17.  PRESENTATION

Certain prior year’s amounts have been reclassified to conform to current presentation.