Form 20-F
period 2008-06-30
LiveReel Media CORP
filed 2008-12-23
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

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

J. Stephen Wilson, 416-607-6793, 416-863-1716, 3400 One First Canadian Place, C/O Bennett Jones LLP, PO Box 130,
Toronto, Ontario M5X 1A4, Canada
(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.: None

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act : None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 13,721,744 as at June 30, 2008

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
[X]Yes [ ]No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board[ ]	Other [X]

If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the registrant has elected to follow
Item 17: X Item 18

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

Currency

The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $") and the financial data in this Annual Report is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as disclosed in Note 15 of the Notes to Consolidated Financial Statements contained herein.

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended June 30, 2008, 2007 and 2006.  These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2004 through 2008 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

Financial data in accordance with Canadian GAAP (CDN $) - Fiscal year ended June 30

	2008	2007	2006	2005	2004

Revenue	$40,012	$72,697	$7,052	$5,031	$-
Net Loss	$(788,811)	$(624,965)	$(682,097)	$(259,333)	$(214,601)
Net loss per share (1)	$(0.06)	$(0.04)	$(0.07)	$(0.04)	$(0.06)
Working capital (Deficit)	$1,201,854	$1,965,665	$2,499,781	$(194,696)	$(57,478)
Total assets	$1,386,399	$2,105,100	$2,641,600	$240,112	$2,867
Capital stock (2)	$6,656,265	$1,586,599	$2,255,394	$4,815,672	$4,460,857
Warrants	$4,146,081	$6,215,747	$5,729,352	$-	$-
Shareholders' equity(Deficit)	$1,201,854	$1,990,655	$2,524,781	$37,804	$(57,478)
Weighted average number of shares outstanding (3)	13,721,744	14,089,963	9,494,677	6,629,968	3,680,536

(1) The effect of potential share issuances pursuant to the exercise of warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.
(2) During the fiscal years 2004 and 2006, 6,193,600 warrants were issued in connection with various private placements and the acquisition of certain theatrical film properties.  The valuation of these warrants in 2006 and 2007 was applied to the capital stock and resulted in a negative amount which is not permitted under Canadian GAAP.  These items were restated in the 2008 audited financial statements with no impact on shareholders’ equity, the consolidated statements of operations, consolidated statement of cash flows and the basic and diluted loss per share.  For further information, see Note 16 to the audited financial statement.

(3) Weighted average number of shares for a year was calculated by dividing the total of the number of shares outstanding at the end of each of the months by twelve.

Financial data in accordance with U.S. GAAP  (CDN $) – Fiscal year ended June 30

	2008	2007	2006	2005	2004

Revenue	$40,012	$72,697	$7,052	$5,031	$-
Net Loss	$(788,811)	$(624,695)	$(648,139)	$(259,736)	$(104,601)
Comprehensive Loss	$(788,811)	$(624,695)	$(648,139)	$(259,533)	$(104,601)
Loss per share	$(0.06)	$(0.04)	$(0.07)	$(0.04)	$(0.03)
Total assets	$1,386,399	$2,105,100	$2,641,600	$240,112	$2,876
Shareholders' equity(Deficit)	$1,201,854	$1,990,655	$2,524,781	$37,804	$(57,478)

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On November 30, 2008, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.24.

The following table sets out the high and low exchange rates for each of the last six months.

2008	November	October	September	August	July	June

High for period	$1.29	$1.29	$1.08	$1.07	$1.03	$1.03
Low for period	$1.15	$1.06	$1.03	$1.03	$1.00	$0.99

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.
	Year Ended June 30,
	2008	2007	2006	2005	2004
Average for the year	1.01	1.13	1.16	1.25	1.34

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

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

The Company is not profitable and has had no significant revenues since its incorporation in March 1997. While one of the film properties acquired by the Company in fiscal 2005 and the film that was financed in fiscal 2007 have now been developed into feature films for which the Company holds certain distribution rights, it is not clear whether this will generate any revenue for the Company. The Company has operated at a loss to date and in all likelihood will continue to sustain operating expenses in the foreseeable future. As of June 30, 2008, the Company had incurred cumulative losses of approximately $6.9 million. There is no assurance that the Company will ever be profitable.

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

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2008, we had approximately 13.7 million shares of common stock outstanding of which approximately 9 million are restricted securities under Rule 144 promulgated under the Securities Act. We also have approximately 6.2 million shares of common stock issuable under presently exercisable warrants which have not yet been registered under the US Securities Act.

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

In the three month period ended December 31, 2006, the Company entered into additional financing agreements to provide up to $625,000 in financing in exchange for financing fees and/or interest payments and the right to share in future net revenues of The Poet.  After a series of advances and repayments under this second facility, as at June 30, 2007, the amount advanced was approximately $226,000.  The Company was obligated for further advances of an additional $114,000 under the financing agreement.  The Company expected to be repaid upon successful completion and distribution of The Poet.

Subsequent to the end of the first quarter of fiscal 2008, the production company entered into a distribution agreement with a distributor for the certain worldwide rights to The Poet, and the first commitments were received at a major film industry trade show in November 2007.   However, based on the commitments received at that time, management has re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance down to nil.  This resulted in the expensing of $283,667 during the quarter ended September 30, 2007.  Further advances made during the quarter totaling $57,060 were also expensed in the three months ended December 31, 2007.

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

During the fourth quarter of fiscal 2008, the Company received payment of $29,840 from distributing King of Sorrow which was applied to reduce this receivable.  While the Company has entered into a new agreement with another party to attempt to sell the film internationally, the Company wrote off the balance of the advance to $20,179 effective June 30, 2008, which was received subsequent to year end.

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

(C) ORGANIZATIONAL STRUCTURE

As at June 30, 2008, the Company had only one wholly-owned subsidiary, LiveReel Productions Corporation, as explained above in (A).

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

Results of operations

Year ended June 30	2008	2007	2006
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	40	73	7
Expenses	(829)	(697)	(689)

Net loss for year	(789)	(624)	(682)
Deficit at end of year	(6,894)	(6,105)	(5,480)

Overview

The following were the key events in the year ended June 30, 2008 -

1.
The Company’s and its subsidiary whave been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made through September 30, 2007.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

During fiscal 2007, King of Sorrow was sold in various territories, but had not been sold successfully into its largest potential market, the United States.  This was due to a number of factors, and management had anticipated that it would be successful at two major trade shows in the United States in October and November 2007 that it was unable to attend in 2006.  However, sales at those shows were much less than what had previously forecast, and as a result, a write down of the scripts for $25,000 and other advances of $93,243 was made in the first quarter of the 2008 fiscal year to approximate management’s estimate of the net realizable value of the assets.

In addition, the production company in charge of The Poet entered into an agreement for international distribution in October 2007.  Going to the same trade shows as discussed above, The Poet did have some commercial success in terms of obtaining advances from certain territories at the trade show.  However, estimated revenues were such that management revised its projected future inflows from The Poet downward and resulted in taking a write down of all previous advances and advances in the first quarter of fiscal 2008 totaling $283,667.

2.	The Company’s continued to pay further advances totaling $57,000 to fulfill its commitment to fund The Poet through December 31, 2007.

3.
During the fourth quarter of fiscal 2008, the Company received payment of $29,840 from distributing King of Sorrow which was applied to reduce this receivable.  While the Company has entered into a new agreement with another party to attempt to sell the film internationally, the Company wrote off $49,974 of the advance to $20,179 effective June 30, 2008, which was received subsequent to year end.

4.
Subsequent to the end of the year, on July 22, 2008, the board of directors agreed to increase the size of the option pool under the 2006 stock option plan to 4,000,000 options.  In addition, the 900,000 options previously issued to Gregg Goldstein, CEO, were cancelled.   Finally, a new grant of 3,900,000 options to Gregg Goldstein, CEO, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  In addition, the conversion price of all previously issued warrants was reduced to US $0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.

The following were the key events in the year ended June 30, 2007 -

1.
The Company’s subsidiary, LRPC was restructured to reduce the number of full time consultants effective September 1, 2006.  The Company entered into an international distribution agreement for its film, King of Sorrow.  The first sales of King of Sorrow occurred at the Berlin Film Festival in February, 2007.

The Company’s wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”) formalized distribution arrangements for one of its films, King of Sorrow, in the first half of fiscal 2007.  The first successful international sales of the film were entered into in February, 2007 at the Berlin Film Festival, and further sales are continuing to be pursued.  However, as the international distribution agent had been selling the film for over a year and had limited success at two major fall trade shows, management re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance to $100,000 and the value of the film script down to nil.  This resulted in the expensing of $118,243 during the period ended September 30, 2007 both as a write down of advances to production companies and a write off of the script.

2.
The Company entered into an agreement with a production company, The Poet Inc., to provide bridge financing of up to $1.8 million for production expenses of the film that The Poet Inc. is in the process of developing in the three months ended September 30, 2006.  These were repaid in the three months ended December 31, 2006.

3.
In the three months ended December 31, 2006, the Company entered into additional agreements to provide up to $625,000 in additional financing to The Poet Inc.  After a number series of advances and repayments under this second facility, as at June 30, 2007, the amount advanced was approximately $226,000.  The Company was obligated for further advances of an additional $114,000 under the financing agreement.  The Company was to be repaid upon successful completion and distribution of The Poet.

Subsequent to the end of the first quarter of fiscal 2008, the production company entered into a distribution agreement with a distributor for the certain worldwide rights to The Poet, and the first commitments were received at a major film industry trade show in November.   However, based on the commitments received at that time, management re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance down to nil.  This resulted in the expensing of $283,667 during the period ended September 30, 2007.

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

Income

The Company’s primary source of income in the year ended June 30, 2008 was from interest earned on excess cash balances.

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

Expenses

The overall analysis of the expenses is as follows:

Year ended June 30	2008	2007	2006

Writedown of production advances	$426,884	$-	$-
Operating expenses	319,879	492,814	367,648
Production advances	57,060
Amortization of investments in film and television programs	25,000	-	207,500
Stock based compensation	-	204,578	114,001
	$828,823	$697,392	$689,149

Operating Expenses

The overall analysis of operating expenses is as follows:

Year ended June 30	2008	2007	2006

Office and general	$115,599	$90,871	$78,410
Foreign exchange loss	70,290	117,336	33,958
Professional fees	60,645	114,311	37,849
Consulting	60,000	138,678	199,488
Shareholders information	10,292	26,312	8,935
Promotion	2,377	3,746	7,999
Bank charges	676	1,560	1,009
	$319,879	$492,814	$367,648

Write Down of Production Advances and Production Advances

The Company and its subsidiary have been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made through September 30, 2007.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

During fiscal 2007, King of Sorrow was sold in various territories, but had not been sold successfully into its largest potential market, the United States.  This was due to a number of factors, and management had anticipated that it would be successful at two major trade shows in the United States in October and November 2007 that it was unable to attend last year.  However, sales at those shows were much less than what had previously forecast, and as a result, a write down of the scripts for $25,000 and other advances of $93,243 was made in the first quarter to approximate management’s estimate of net realizable value of the assets.

In addition, the production company in charge of The Poet entered into an agreement for international distribution in October 2007.  Going to the same trade shows as discussed above, The Poet did have some commercial success in terms of obtaining advances from certain territories at the trade show.  However, estimated revenues were such that management revised its projected future inflows from The Poet downward and resulted in taking a write down of all previous advances and advances in the first quarter of fiscal 2008 totaling $283,667.

During the quarter ended December 31, 2007, the Company expensed an additional $57,060 in advances made to The Poet to fulfill its advance commitments for that film.

During the fourth quarter of fiscal 2008, the Company received payment of $29,840 from distributing King of Sorrow which was applied to reduce this receivable.  While the Company has entered into a new agreement with another party to attempt to sell the film internationally, the Company wrote off $49,974 of the advance to $20,186 effective June 30, 2008, which was received subsequent to year end.

Office and general

These costs include insurance, rent, telephone, travel, and other general and administration costs.

Insurance costs for the twelve months ended June 30, 2008 of $51,370 (2007 - $43,200) relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2007 for a twelve month period of time.  It was renewed in fiscal 2008.  There was no such policy in place in fiscal 2006.

The Company also reimbursed the CEO for various general and office expenses totalling approximately $58,000 including costs for his rent, communications costs, health benefits and professional fees (2007 – nil; 2006 - nil).

Rent for the twelve months ended June 30, 2007 was $9,450 as the company shared its premises with a production company during the year. There was no such rent incurred in 2008.

In the twelve months ended June 30, 2006, rent was $18,505 and was incurred for the office space of the subsidiary, LRPC, which was rented at $1,300 per month under a month-to month lease as well as a small charge for corporate space from Current Capital Corporation, a shareholder.

Miscellaneous office and general costs include the costs of various administrative travel, courier, web site development, etc. not categorized elsewhere in the financial statements.  These costs totalled $5,143 in the twelve months ended June 30, 2008 (2007 - $38,221; 2006 - $59,905) because of there being fewer employees and consultants in fiscal 2008 versus 2007 compared to 2006, and associated administration costs declined accordingly.   The Company also spent approximately $5,000 developing a corporate website in the twelve months ended June 30, 2006, and no such cost was incurred in fiscal 2007.

Foreign exchange loss

Exchange loss for the twelve months ended June 30, 2008, 2007 and 2006 related entirely to the translation of US dollar balances and transactions into Canadian dollars at the relevant measurement date compared to the prior year’s measurement date as the Canadian dollar strengthened against the US dollar.   Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

Professional fees

Professional fees in the twelve months ended June 30, 2008 were comprised of legal fees of $28,795 and accounting fees of $31,850.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.   Accounting fees were comprised of audit fees of $22,500 and the balance of $9,350 for various tax advice received during the year.

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

Consulting Expenses

Consulting expenses for the twelve months ended June 30, 2008 include $60,000 of fees paid to the Chief Financial Officer for consulting services provided during the period.

Consulting expenses for the twelve months ended June 30, 2007 include $65,000 of fees paid to the Chief Financial Officer for consulting services provided during the period, $40,000 of fess paid to a former director and officer, and the balance related to consulting fees paid to 6 individuals who worked for the Company’s subsidiary.  Two of the former executives of the subsidiary, Mr. Damian Lee, the former President, and Mr. Lowell Conn, the former vice president, were paid a total of approximately $23,000 in the twelve month period.  All long term consulting contracts with the Company’s former senior management were cancelled without any penalty or further obligation in the three month period ended September 30, 2006.

Consulting fees for fiscal 2006 mainly included fees paid to approximately nine consultants by LRPC. Two of the former executives of the subsidiary, Mr. Damian Lee, the former president and Mr. Lowell Conn, the vice president were paid a total of approximately $131,000 or 66% of the fees as per the terms of five-year consulting contracts in place at the time.

Shareholder Information

Shareholder information costs in the twelve months ended June 30, 2008 comprised transfer agent fees of $3,843 and regulatory and related filing fees of $6,449.

Shareholder information costs in the twelve months ended June 30, 2007 consist of the cost of holding a special shareholders’ meetings in October 2006, an annual general meeting of March 12, 2007 totaling approximately $8,800, regulatory and related filing fees of approximately $8,700 and transfer agent fees of approximately $9,500.   These costs increased from the prior year as third parties were used to facilitate filings rather than being done by the management of the Company and an extra meeting was held by the Company.

For fiscal 2006, transfer agent fees were approximately $6,400 and the balance of approximately $2,500 related to holding of annual and special meeting and filing fees.

Promotion

During the twelve months ended June 30, 2008, these costs related to various meals and entertainment costs incurred by management.  During the twelve months ended June 30, 2007, these costs related to the promotion of King of Sorrow.  During the twelve months ended June 30, 2006, these costs related to sales, marketing, travel and related costs for visits to the UK and US for promotional efforts for certain films and discussions with the group of investors who participated in the private placement.

Amortization of Investments in Film and Television Programs

During fiscal 2006, LRPC was holding nine scripts at a carrying value of $172,500 and four distribution contracts at a carrying value of $60,000. At the year end of June 30, 2006, management decided to fully amortize all but one script and all distribution contracts because it has decided not to pursue development of these properties any further. The only script not amortized and kept at its carrying value of $25,000 was that of King of Sorrow. The script has been developed into a feature film for which the Company held the certain distribution rights.  As at June 30, 2007, management concluded that based on the estimates of the potential revenue that would be realized by the film, the carrying value of the script was fully recoverable.  This was written off in fiscal 2008 as discussed under write down of production advances above.

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

Warrants

During the fiscal years 2004 and 2006, 6,193,600 warrants were issued in connection with various private placements and the acquisition of certain theatrical film properties.  These warrants together with common shares formed a Unit subscribed and paid for under the private placements and were combined with shares in the acquisition of the theatrical film properties.  These warrants were originally valued at $5,729,352 using the Black-Scholes valuation model.

On February 27, 2007, the conversion price of all previously issued warrants was reduced to US$0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company.  The warrants were valued at $486,395 using the Black-Scholes valuation model.

The valuation in 2006 and 2007 were applied to the capital stock and resulted in a negative amount, which is not permitted under CICA handbook section 3861.22.

Management has therefore revised the valuation of these warrants using the relative fair value method allowed under both the Canadian and US accounting standards.  Based on the valuation method, the revised value of the warrants issued came to $1,146,081.  The excess value of $4,583,271 was credited to capital stock.  The valuation in 2007 was reversed from the financial statements previously issued.

These changes have no effect on the shareholder’s equity, the consolidated statement of operations, consolidated statements of cash flows, and the basic and diluted loss per share.

On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.  There is no financial impact related to this transaction.

 (B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2008, the Company had a net working capital position of $1,201,854 compared to a working capital position of $1,965,665 as of June 30, 2007.   Cash on hand as at June 30, 2008 was $1,330,037 compared to $1,644,350 in cash as at June 30, 2007.

The working capital position has declined by approximately $764,000 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2008.

The Company believes it has adequate cash on hand to meet its cash requirements in the upcoming fiscal year.

Operating cash flow

During fiscal 2008, operating activities required a net cash flow of $315,000. Approximately $320,000 was spent on corporate operations.  An additional $57,000 was advanced to The Poet Inc., a production company involved in making a feature film, offsetting a repayment of advances of approximately $30,000 received from King of Sorrow Inc.

The operating cash requirement was met through cash on hand in the Company.

Investment cash flows

The company had no investing activities during the year.

Financing cash flows

The Company had no financing activities during the year.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2008, 2007, and 2006.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2008, 2007, and 2006, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

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

(F) CONTRACTUAL OBLIGATIONS

The Company has no contractual commitments that can not be cancelled with 30 days notice.

(G) SAFE HARBOUR

Not applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Mr. Gregg Goldstein, joined the board as chairman on June 13, 2006 . He also assumed the role of chief executive officer effective the same date. Mr. Goldstein has over twenty years experience in Investment Banking, Finance and Accounting. He is a graduate of the MIT Sloan School of Management and began his career at Coopers & Lybrand, Public Accountants. For the last six years, Mr. Goldstein has been a private investor. Prior to that, Mr. Goldstein was a managing director in the Investment Banking Division - Capital Markets of UBS (AG), where he headed and managed sales and structuring in the Interest Rate Derivative and Structured Products areas. In this capacity, Mr. Goldstein and his teams advised and traded with Hedge Funds, Mutual Funds, Pension Funds, and Governments around the world.
                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                         Mr. Stephen Wilson became a director and chief financial officer and corporate secretary on September 14, 2006. Mr. Wilson has held various senior financial and operating positions in a number of private and public companies over the last 13 years in both Canada and the United States. He has extensive experience in mergers and acquisitions and raising capital for high growth companies. He is a graduate of the University of Michigan and a chartered accountant.

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

2.  Statement of Executive Compensation

Mr. Gregg Goldstein receives no cash remuneration nor has he signed any consulting contract with the Company. During the year ended June 30, 2008, Mr. Goldstein was reimbursed for various general and office expenses totalling approximately $58,000 including costs for his rent, communications costs, health benefits and professional fees.  During the year ended June 30, 2007, Mr. Goldstein was granted 900,000 options.

Subsequent to the end of the year, on July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to Gregg Goldstein, CEO, were cancelled.   A new grant of 3,900,000 options to Gregg Goldstein, CEO, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.

Mr. Stephen Wilson has a consulting contract calling for the payment of monthly fees of $5,000 and can be terminated with one month’s notice.  During the year ended June 30, 2007, Mr. Wilson was granted 100,000 options.

The following table and accompanying notes set forth all compensation paid by the Company to all persons who served as Company directors and senior management during the fiscal year ended June 30, 2008.  The information is provided for the fiscal years ended 2008, 2007 and 2006.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus	Other annual compensation	Securities under options/SARs Granted (1)	Shares or units subject to resale restrictions	LTIP (2) payouts	All other compensation
		($)	($)	($)	(#)	($)	($)
Gregg Goldstein, Chairman and CEO	2008	-	-	-	-	-	-	-
	2007	-	-	-	900,000	-	-	-
	2006	Not applicable

Stephen Wilson, CFO	2008	60,000	-	-	-	-	-	-
	2007	65,000	-	-	100,000	-	-	-
	2006	Not applicable

 Notes:

1.	“SAR” means stock appreciation rights
2.	“LTIP” means long term incentive plan

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of LiveReel. In carrying out its mandate the Board holds at least four meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 4 meetings during our fiscal year ended June 30, 2008.  To assist in the discharge of its responsibilities, the Board has designated two standing committee: a Corporate governance Committee and an Audit Committee, as more particularly discussed below.

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

(D) EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E) SHARE OWNERSHIP

The Corporation had the following plans as at June 30, 2008:

1.	2006 Stock Option Plan covering three million options.

2.	2006 Consultant Stock Compensation Plan covering one million shares.

1,000,000 options were granted under the 2006 Stock Option Plan on February 9, 2007 at a strike price of $0.15 per share.  On the same date, the board of directors increased the number of options available to be granted under the plan to 3,000,000.  Subsequent to the end of the year, on July 22, 2008, the board of directors agreed to increase the size of the option pool under the 2006 Stock Option Plan to 4,000,000 options.

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons at December 15, 2008:

Name	# of Common shares held at December 15, 2008	# of Warrants	Exercise price - in US$	Expiry date(s)	# of options held at December 15, 2008	Expiry date

Gregg Goldstein	2,800,000	1,400,000	$0.01	Nov 30, 2010	3,900,000	July 22, 2013

J. Stephen Wilson	nil	nil	N/A	N/A	100,000	Feb 9, 2012

As of June 30, 2008, the Company had 13,721,744 shares of common stock outstanding, 1,000,000 options to buy common stock, and 6,193,600 warrants to purchase common stock.

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

As at December 15, 2008, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 20% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available. The following are the other registered shareholders holding more than 5% of the common shares of the company as at December 15, 2008.

Name of shareholder	No. of shares held	% of issued shares
Crystal Star Productions Limited	6,563,250	48%
Gregg Goldstein	2,800,000	20%
Snapper Inc.	795,000	6%

All of the Company’s shareholders have the same voting rights.

At December 15, 2008, the Company had 13,721,744 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 355 record holders excluding the beneficial shareholders held through the intermediaries, 9 of which, holding an aggregate of 5,044,718 shares 37% of common stock, were in the United States.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions during the year ended June 30, 2008 are as follows:

1.
Consulting fees include $60,000 paid to the existing Chief Financial Officer for services rendered during the period (2007 – $65,000).  Consulting fees in 2007 also include $40,000 of fees paid to a former director and officer for various services.  (2006 - $75,000 – fees to other officers).

2.
Office and general expenses include approximately $58,000 of reimbursable expenses to the Chief Executive Officer for various costs including rent, communications, health benefits, and professional fees.  (2007 – nil; 2006 – nil).

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

(B) SIGNIFICANT CHANGES

There was a significant event subsequent to June 30, 2008, which will have effect on the capital structure of the Company.  The key event is described below:

1.
Subsequent to the end of the year, on July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to Gregg Goldstein, CEO, were cancelled.   Finally, a new grant of 3,900,000 options to Gregg Goldstein, CEO, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  In addition, the conversion price of all previously issued warrants was reduced to US $0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The Company’s common shares began trading on OTCBB on April 27 2005. Prior to that date, the Company’s shares were traded “Over -the Counter” on the Canadian Unlisted Board (“CUB”) for a brief while in 2000. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB.

The following table outlines the annual high and low market prices for each of the fiscal years since the trading date of April 27, 2005:

Fiscal year ended June 30	High In US $	Low In US$
2008	.06	.02
2007	1.70	.06
2006	2.15	.61
2005 (April 28, 2005 to June 30, 2005)	.65	.54

The following table outlines the high and low market prices for each fiscal financial quarter for each of the quarters since April 27, 2005 and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$

September 30, 2008	.02	.01
June 30, 2008	.03	.02
March 31, 2008	.04	.03
December 31, 2007	.06	.04
September 30, 2007	.06	.06
June 30, 2007	.11	.10
March 31, 2007	.15	.10
December 31, 2006	.50	.12
September 30, 2006	1.70	.30
June 30, 2006	0.85	2.15
March 31, 2006	1.20	.20
December 31, 2005	.65	.35
September 30, 2005	.61	.56

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$
November, 2008	.03	.03
October, 2008	.03	.03
September, 2008	.01	.01
August , 2008	.01	.01
July, 2008	.02	.01
June, 2008	.02	.02

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

(C) MATERIAL CONTRACTS

All material contracts have been entered into in the ordinary course of its business.

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

                                                                                                                                                                                                                                                                                                                     Non

U.S. Holders

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

We do not believe that we were a “passive foreign investment company” for the taxable year ended June 30, 2008.   (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  There can be no assurance that the IRS will not challenge the determination made by us concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, there can be no assurances that we will be a QFC for the current or any future taxable year, or that we will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

ITEM 15 CONTROLS AND PROCEDURES

A.    Evaluation of Our Disclosure Controls and Internal Controls

Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) as of the end of the period covered by this annual report (the “Evaluation Date”).  Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective such that the information relating to the Company, including our consolidated subsidiary, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B.   Management’s Annual Report on Internal Control over Financial Reporting

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in Canada.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.  In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set for the by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

This annual report does not include and attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this report.

C.   Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2008 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16  [RESERVED]

ITEM 16 (A) AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2008, the audit committee consisted of two directors, one of whom, Ms. Joanne Butterfield Douglas would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Ms. Douglas’s background is described under Item 6(A) Directors and senior management.  She is an independent director.

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

ITEM 16 (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30 2008	June 30 2007

Audit Fees	22,500	29,850
Audit Related Fees	-	-
Tax Fees	9,350	-
All Other Fees	-	-

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

14(a)(i)Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006,

14(a)(ii)Audit Committee Charter - Incorporated herein by reference to Exhibit 14 (a)(ii) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006,

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this November 30, 2008

LIVEREEL MEDIA CORPORATION

Per:  (signed) Gregg Goldstein
Title:  Chairman and CEO

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2008 and 2007

(Canadian Dollars)

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS

TORONTO, MONTREAL, OTTAWA

AUDITORS’ REPORT

To the Shareholders of
LiveReel Media Corporation

We have audited the consolidated balance sheets of LiveReel Media Corporation as at June 30, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to note 15).

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

/s/ SCHWARTZ LEVITSKY FELDMAN LLP
“SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario, Canada Chartered Accountants

October 9, 2008 Licensed Public Accountants

                           1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel:  416 785 5353
Fax:  416 785 5663

LiveReel Media Corporation
Consolidated Balance Sheets
(Canadian Dollars)

As at June 30	Note	2008	2007
			(Restated -
			See Note 16)
Assets
Current
Cash		$1,330,037	$1,644,350
Accounts receivable and prepayments	3	56,362	435,750
		1,386,399	2,080,100
Investment in film and television programs	5	-	25,000

		$1,386,399	$2,105,100
Liabilities
Current
Accounts payable and accrued liabilities	6	$184,545	$114,435
		184,545	114,435
Shareholders' Equity
Capital stock	7	6,656,265	6,656,265
Contributed surplus		293,370	293,370
Warrants	8	1,146,081	1,146,081
Deficit and comprehensive loss		(6,893,862)	(6,105,051)
		1,201,854	1,990,665
		$1,386,399	$2,105,100

Related Party Transactions (Note 11)
Commitments and contingencies (Note 12)
Subsequent Events (Note 17)

Approved by the Board  ”Gregg Goldstein”  Director     ”J. Stephen Wilson” Director
                                                           (signed)                                      (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
(Canadian Dollars)

For the Years Ended June 30	Note	2008	2007	2006
Revenue
Interest income		$40,012	$72,697	$-
Distribution income		-	-	7,052
Total Revenue		$40,012	$72,697	$7,052
Expenses
Writedown of production advances	3	$426,884	$-	$-
Office and general	11	115,599	90,871	78,410
Foreign exchange loss		70,290	117,336	33,958
Professional fees		60,645	114,311	37,849
Consulting expense	4 & 11	60,000	343,256	313,489
Production advances		57,060	-	-
Amortization of investment in film	5	25,000	-	207,500
and television programs
Shareholders information		10,292	26,312	8,935
Promotion		2,377	3,746	7,999
Bank charges and interest		676	1,560	1,009
		828,823	697,392	689,149
Net loss and comprehensive loss for the year		$(788,811)	$(624,695)	$(682,097)
Net loss per share - basic and diluted	9	$(0.06)	$(0.04)	$(0.07)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Cash Flows
(Canadian Dollars)

For the Years Ended June 30	2008	2007	2006
Cash flows from operating activities
Net loss for year	$(788,811)	$(624,695)	$(682,097)

Items not affecting cash
Writedown of production advances	426,884
Amortization of investment in film and television programs	25,000	-	207,500
Stock based compensation	-	204,578	114,001
Effect of changes in:
Advances and prepaids	(47,496)	(73,819)	(355,948)
Accounts payable and accrued liabilities	70,110	(2,384)	65,596
	(314,313)	(496,320)	(650,948)
Cash flows from investing activities
Redemption of (investment in) treasury bills	-	279,125	(279,125)
	-	279,125	(279,125)

Cash flows from financing activities
Common shares issued	-	-	2,941,074
Net advances from (repayments to) shareholders	-	-	(139,591)
Note payable	-	-	(11,494)
	-	-	2,789,989
Increase (decrease) in cash	(314,313)	(217,195)	1,859,916
Cash, beginning of year	1,644,350	1,861,545	1,629
Cash, end of year	$1,330,037	$1,644,350	$1,861,545

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statement of Shareholders’ Equity
(Canadian Dollars)

For the Years Ended June 30, 2008, 2007 and 2006

	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit and Comprehensive Loss	Shareholders' Equity
Balance June 30, 2006 *	14,521,744	$6,838,665	$1,146,081	$20,391	$(5,480,356)	$2,524,781
Cancellation of shares	(800,000)	$(182,400)		$182,400		-
Write off of unamortized deferred stock based compensation	-	-	-	(45,600)	-	(45,600)
Fair value of stock options granted for consulting services				136,179		136,179
Net loss	-	-		-	(624,695)	(624,695)
Balance June 30, 2007*	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,105,051)	$1,990,665
Net loss	-	-		-	(788,811)	(788,811)
Balance June 30, 2008	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,893,862)	$1,201,854

* Restated - See Note 16

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

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

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada, which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in Note 15.

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Accumulated Other Comprehensive Income (AOCI)

Effective July 1, 2007, AOCI is included on the consolidated balance sheet as a separate component of shareholders’ equity and includes net unrealised gains and losses on short term investments net of applicable taxes, held as available for sale.  The Company does not have any such investments.

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recognized in the financial statements if realization is considered more likely than not.  A valuation allowance against future tax assets is provided to the extent that the realization of these future tax assets is not more likely than not.

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Accounting Changes

Effective January 1, 2008, the Company adopted the revised CICA Section 1506, “Accounting changes” which require that (i) voluntary changes in accounting policies can be made if, and only if, the changes result in more reliable and relevant information (ii) changes in accounting policies are accompanied by disclosure of prior period amounts and justification for the changes, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting policies since the adoption of the revised Standard.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

In January 2005, the CICA issued Handbook Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. The standard is effective for interim and annual financial statements relating to fiscal year beginning on or after October 1, 2006, specifically July 1, 2007 for this Company.  The standards require presentation of separate statement of comprehensive income under specific circumstances.  Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income.  The standards have no effect on the company financial statements.

Recent accounting pronouncements

(a)        Capital disclosures

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued a new handbook section 1535, “capital disclosure”, which requires an entity to disclose its objectives, policies and processes for managing capital. This new standard is effective for fiscal years beginning on or after October 1, 2007. The Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual financial statements.

(b)       Financial instruments

In December 2006, the CICA issued two new handbook sections 3862 “Financial instruments – Disclosures” and 3863 “Financial instruments – Presentation”. These sections replace the handbook section 3861 “Financial instruments- Disclosure and Presentation.” These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards are effective for fiscal years beginning on or after October 1, 2007. The Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual financial statements.

(c)        General standards of financial statement presentation

In May 2007, the Accounting Standards Board amended Section 1400 “General Standards of Financial Statement Presentation” to change guidance on management’s responsibility to assess and disclose the Company’s ability  to continue as a going concern The amendments are effective for fiscal years beginning on or after January 1, 2008. The Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)       Adoption of International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that publicly accountable companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and has not yet determined its effect on the Company’s financial statements.

(e)       Inventories

CICA Handbook Section 3031, Inventories, replaces Section 3030 and establishes new standards for the measurement and disclosure of inventories.  The main features of the new Section are as follows:

•	Measurement of inventories at the lower of cost and net realizable value
•	Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
•	Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

(f)       Goodwill and intangible assets

In January 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets”, which replaces Section 3062 “Goodwill and Other Intangible Assets”, and results in the withdrawal of Section 3450 “Research and Development Costs”, and Emerging Issues Committee Abstract 27 “Revenues and Expenditures during the Pre-operating Period”, and amendments to Accounting Guideline No 11 “Enterprises in the Development Stage”.  The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Earlier adoption is encouraged.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

3.    ACCOUNTS RECEIVABLE AND PREPAYMENTS

As at June 30,		2008	2007
Due from Production companies	(a)	$20,179	$419,850
Taxes recoverable		11,049	11,309
Deposits and prepayments	(b)	25,134	4,591
		$56,362	$435,750

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

In October and November 2007, the various production companies to whom advances had been made and their distribution partners received advances and or sold the rights to various territories that were lower than previous estimates.  As a result, management revised its estimated future repayments from these production companies downward and wrote down the advances to the production companies to a net recoverable level of $100,000 and recorded a charge of $376,910 in the three months ended September 30, 2007.    In the three months ended December 31, 2007, the Company made additional advances totalling $57,060 and expensed these amounts in the period.

In April 2008, the Company received payment of $29,840 from distributing one of the films which was applied to reduce this receivable.  After evaluating the future expected proceeds from various unsold territories of the properties the production companies hold, the Company wrote off $49,974 of the production advances effective June 30, 2008, reducing the balance to $20,179 at year end.

Subsequent to the end of the year, the Company received the remaining $20,179 outstanding at year end.

(b)
The Company paid an advance of US $ 7,500 in October 2005 to a firm of lawyer to defend itself against a legal action initiated by an individual in Florida. The lawyer firm filed a motion to dismiss the case against the company in October 2005. This case was dismissed in April, 2007.  The balance of the advance after accounting for the legal costs charged up to June 30, 2008 which was previously held against future legal costs of approximately $1,900 is included  in deposits and prepayments.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

3.     ACCOUNTS RECEIVABLE AND PREPAYMENTS  (continued)

The balance of the deposits and prepayments are for an extension of the Company’s director’s and officer’s insurance policy entered into April 2008, which extended the coverage to December 2008.  The costs of the policy are expensed on a straight line basis over the life of the policy.

4.     DEFERRED STOCK BASED COMPENSATION

Deferred stock based compensation relates to the fair value of 1,000,000 shares issued under the Company’s 2006 Consultant Stock Compensation Plan for services that were to be performed by three consultants through December 31, 2006.  On March 6, 2006, the board of directors of the Company authorized the issuance, including 100,000 shares issued to the former director and Chief Financial Officer for his services under a consulting contract.  At the time of issuance, the shares were valued at fair market value of $228,000, and this amount was to be amortized on a straight line basis over the 12 months ended December 31, 2006.  This resulted in a charge of $114,001 being amortized in the year ended June 30, 2006.  The balance of $113,999 was fully amortized in the year ended June 30, 2007 and is included in consulting expense during that year.

On December 15, 2006, the Company cancelled 800,000 shares issued to a consultant due to a lack of performance of duties.  The Company recorded a reduction in share capital related to the cancellation of shares of $182,400, and an increase in contributed surplus of previously amortized charges of $136,800.

Stock based compensation included in consulting expense is $nil in fiscal 2008 ($204,578 – 2007; $114,001-2006).

5.    INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Theatrical films		Total	Theatrical films		Total
	Scripts & Synopsis	Distribution contracts	Total	Scripts & Synopsis	Distribution contracts	Total
As at June 30,	2008			2007
Balance at beginning	$25,000	$-	$25,000	$25,000	$-	$25,000
Acquisitions during period	-	-	-	-	-	-
Amortization	(25,000)	-	(25,000)	-	-	-
Balance at end of period	$-	$-	$-	$25,000	$-	$25,000

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

As at June 30, 2006, Management concluded that its short term business plan would not include development of any of the previously acquired scripts except one, King of Sorrow, which was licensed and has now developed into a commercial feature film. Management therefore decided to fully write off the carrying value of all scripts except for King of Sorrow. Management carried out evaluation of its estimated costs and revenue details of King of Sorrow as at June 30, 2007 and concluded that no further amortization was required to the carrying value of this script.

In October and November 2007, the various production companies to whom advances had been made and their distribution partners received advances and or sold the rights to various territories that were lower than previous estimates.  As a result, management revised its estimated future repayments from these production companies downward and wrote down the value of the King of Sorrow script to nil in the three months ended September 30, 2007.

6.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at June 30,		2008	2007
Accounts payable	(a)	$129,505	$59,395
Accruals	(b)	22,500	22,500
Production advances	(c)	32,540	32,540
		$184,545	$114,435

(a)  As at June 30, 2008, accounts payable were regular trade payables incurred in the normal course of business, primarily for legal fees incurred during the year and the director’s and officer’s insurance policy.  In addition, accounts payable include $31,000 due to the Chief Executive Officer for reimbursable office and general expenses.

(b)  Accruals at June 30, 2008 and 2007 are for estimated audit fees.

(c)  Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (2007: $26,540).

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

7.    CAPITAL STOCK

(a)   Authorized:  Unlimited number of common shares

(b)    Issued:

As at June 30,		2008		2007
				Restated -
				(Note 16)
		Common		Common
		Shares	Amount	Shares	Amount

Beginning of year		13,721,744	$6,656,265	14,521,744	$6,838,665
Cancelled under 2006 Consultant stock compensation plan	(i)	-	-	(800,000)	(182,400)

		13,721,744	$6,656,265	13,721,744	$6,656,265

___________

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

7. (c)  CAPITAL STOCK (continued)

As a result of the granting of the options described above, the fair value of these options has been estimated, on February 9, 2007, the date of the grant, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	4.5%
Expected dividend	nil
Expected volatility	146%
Expected life	1826 days
Market price	US$0.15

The amount of $136,179 has been accounted for as a stock compensation expense in the year ended June 30, 2007.  None of the options were exercised or expired as at June 30, 2008.

8.    WARRANTS

As at June 30,	2008		2007
	# of warrants	Fair value	# of warrants	Fair value (Restated - Note 16
Issued and outstanding at end of year	6,193,600	$1,146,081	6,193,600	$1,146,081

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

            Correction of an error in valuation

During the fiscal years 2004 and 2006, 6,193,600 warrants were issued in connection with various private placements and the acquisition of certain theatrical film properties.  These warrants together with common shares formed a Unit subscribed and paid for under the private placements and were combined with shares in the acquisition of the theatrical film properties.  These warrants were originally valued at $5,729,352 using the Black-Scholes valuation model in the 2006 fiscal year.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

8.    WARRANTS (continued)

On February 27, 2007, the conversion price of all previously issued warrants was reduced to US$0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company.  The warrants were valued at $486,395 using the Black-Scholes valuation model.

The valuation in 2006 and 2007 were applied to the capital stock and resulted in a negative amount, which is not permitted under CICA handbook section 3861.22.

Management has therefore revised the valuation of these warrants using the relative fair value method allowed under both the Canadian and US accounting standards.  Based on the valuation method, the revised value of the warrants issued came to $1,146,081.  The excess value of $4,583,271 was credited to capital stock.  The valuation in 2007 was reversed from the financial statements previously issued.

These changes have no effect on the shareholder’s equity, the consolidated statement of operations, consolidated statements of cash flows, and the basic and diluted loss per share.

9.    LOSS PER SHARE

Loss per share is calculated on the weighted average number of commonshares outstanding during the year ended June 30, 2008, which were 13,721,744 shares (2007: 14,089,963 and 2006: 9,494,677).

The Company had 6.2 million share purchase warrants and 1,000,000 stock options issued and outstanding as at June 30, 2008. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

10.    INCOME TAXES

The effective tax rate of Nil (2007 – Nil; 2006 - Nil) for income taxes varies from the statutory income tax rate of approximately 36% (2007 – 36%; 2006 - 36%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has determined that it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2008	2007	2006
Amounts related to tax loss and credit carry forwards	$933,000	$628,000	$467,000

Net future tax assets	$933,000	$628,000	$467,000
Less: valuation allowance	(933,000)	(628,000)	(467,000)
	$-	$-	$-

The Company has carry forward tax losses of approximately $2.6 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in the financial statements.

2009	19,000
2010	212,000
2011	214,000
2015	204,000
2016	505,000
2027	536,000
2028	902,000
$2,592,000

11.           RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. The transactions recorded approximate the fair market value of the transactions.  Related party transactions and balances not disclosed elsewhere in the financial statements are:

i.
Consulting fees include $60,000 paid to the existing Chief Financial Officer for services rendered during the period (2007 – $65,000).  Consulting fees in 2007 also include $40,000 of fees paid to a former director and officer for various services.  (2006 - $75,000 – fees to other officers).

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

ii.
Office and general expenses include approximately $58,000 of reimbursable expenses to the Chief Executive Officer for various costs including rent, communications, health benefits, and professional fees.  (2007 – nil; 2006 – nil).

iii.
Current Capital Corp., a shareholder corporation owned by one of the former directors charged approximately $nil for the premises rent, telephone, consultants’ fees and other office expenses in 2008 and 2007 (2006 - $4,200).

iv.	Rent of $nil in 2008 and 2007 (2006: $15,600) was charged in respect of rent for premises owned by a former director of the Company.

12.           COMMITMENTS AND CONTINGENT LIABILITIES

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

13.           SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the fiscal years ended June 30, 2008, 2007 and 2006.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

	2008				2007				2006
	Licen.	Prod.	Dist.	Total	Licensing	Prod.	Dist.	Total	Licensing	Prod.	Dist.	Total
Total revenue	$-	$-	$-	$-	$-	$-	$20,941	$20,941	-	-	7,052	$7,052
Earnings (losses) from operations	(25,000)	-	(483,944)	(508,944)	(16,413)	(16,413)	4,528	(28,298)	(239,060)	(91,560)	(144,508)	$(475,128)
Total assets	-	-	20,179	20,179	25,000	-	419,850	444,850	25,000	-	34,213	$59,213
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540	-	32,540	-	$32,540
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$-				$20,941				7,052
Other				40,012				51,756				-
				$40,012				$72,697				5,031
Net Loss
Total losses from reportable segments				$(508,944)				$(28,298)				(475,128)
Other				(279,867)				(596,397)				(206,969)
				$(788,811)				$(624,695)				$(682,097)
Assets
Total assets used for reportable segments				$20,179				$444,850				366,213
Other				1,366,220				1,660,250				2,275,387
				$1,386,399				$2,105,100				$2,641,600
Liabilities
Total liabilities of the reportable segments				$32,540				$32,540				32,540
Other				152,005				81,895				84,279
				$184,545				$114,435				$116,819

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

14.   FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s search for new business participation opportunities, and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand. There were no changes to the objectives or the process from the prior period.  The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is a prime Canadian bank.

(b) Exchange rate risk:

The operating results and financial position of the Company are reported in Canadian dollars.  A significant part of company’s cash is held in US dollars – approximately 95% of total assets at June 30, 2008 (74% as of June 30, 2007).  The results of the company’s operations are therefore subject to currency transaction and translation risk.

Comparative foreign exchange rates as at June 30, 2008 are as follows:

	June 30,
	2008	2007
US Dollar to CDN Dollar	1.0197	1.0654

15.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

15.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

A separate statement of comprehensive loss has not been presented as there are no differences between net loss and comprehensive loss.

Recently issued accounting standards

In December 2007, The Financial Accounting Standards Board (FASB) issued a revised Financial Accounting Standard (FAS) 141, “Business Combinations” which broadens the cope and defines the acquirer.  The standard applies to reporting periods beginning on or after December 15, 2008.  The Company will evaluate the effect of this standard on any future acquisitions or business combination transactions.

In December 2007, FASB issued a new FAS 160, “Noncontrolling Interest in Consolidated Financial Statements” – an amendment of ARB No. 51.  This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary and changes the way the consolidated income is presented.  The standard applies to reporting periods beginning on or after December 15, 2008.  The Company does not believe that implementation of this Statement will have any effect on its financial statements.

In March 2008, FASB issued FAS 161, “Disclosure about Derivative Instruments and Hedging Activities” – an amendment of FASB Statement No. 133.  The Statement changes the disclosure requirements for derivative instruments and hedging activities.  The standard applies to reporting periods beginning on or after November 15, 2008.  The Company does not currently have nor anticipate to have in the near future any derivative instruments or hedging activities.

In May 2008, FASB issued FAS 162, “The Hierarchy of Generally Accepted Accounting Principles.”  The Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements.  This Statement is not expected to result in any change in the current practice.  This Statement is effective 60 days following the SEC’s approval of the Public Accounting Oversight Board amendments to AU Section 411, The Meaning of Present fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not believe that implementation of this statement will have any effect on its financial statements.

In May 2008, FASB issued FAS 163, “Accounting for Financial Guarantee Insurance Contracts” – and interpretation of FAS No. 60.  This Statement applies only to Insurance Enterprises and is not applicable to the Company.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

16.   RESTATEMENT OF PRIOR YEAR COMPARATIVES

During the fiscal years 2004 and 2006, 6,193,600 warrants were issued in connection with various private placements and the acquisition of certain theatrical film properties.  These warrants together with common shares formed a Unit subscribed and paid for under the private placements and were combined with shares in the acquisition of the theatrical film properties.  These warrants were originally valued at $5,729,352 using the Black-Scholes valuation model.

On February 27, 2007, the conversion price of all previously issued warrants was reduced to US$0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company.  The warrants were valued at $486,395 using the Black-Scholes valuation model.

The valuation in 2006 and 2007 were applied to the capital stock and resulted in a negative amount, which is not permitted under CICA handbook section 3861.22.

Management has therefore revised the valuation of these warrants using the relative fair value method allowed under both the Canadian and US accounting standards.  Based on the valuation method, the revised value of the warrants issued came to $1,146,081.  The excess value of $4,583,271 was credited to capital stock.  The valuation in 2007 was reversed from the financial statements previously issued.

The effect of the above mentioned restatement is as follows:

	Fiscal year 2007

	As restated	As previously reported
Capital stock	$6,656,265	$1,586,599
Warrants	1,146,081	6,215,747

These changes have no effect on the shareholder’s equity, the consolidated statement of operations, consolidated statements of cash flows, and the basic and diluted loss per share.

17.   SUBSEQUENT EVENTS

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to the Chief Executive Officer were cancelled.   Finally, a new grant of 3,900,000 options to the Chief Executive Officer, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.

As a result of the granting of the options described above, the fair value of these options has been estimated, on July 22, 2008, the date of the grant, using a Black-Scholes option price model with the following assumptions:

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2008 and 2007

17.   SUBSEQUENT EVENTS  (continued)

Risk free interest rate	3.25%
Expected dividend	nil
Expected volatility	129%
Expected life	1826 days
Market price	US$0.01

The amount of $33,581 will be accounted for as a stock compensation expense in the first quarter ended September 30, 2008.

On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.  There is no financial impact related to this transaction.