Form 20-F
period 2009-06-30
LiveReel Media CORP
filed 2009-12-28
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 13,721,744 as at June 30, 2009

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
[X]Yes [ ]No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).
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
[ ] Yes [X] No

FORWARD-LOOKING STATEMENTS

This annual report includes "forward-looking statements." All statements, other than statements of historical facts, included in this annual report that address activities, events or developments, which we expect or anticipate, will or may occur in the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended June 30, 2009, 2008 and 2007.  These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2005 through 2009 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years

Financial data in accordance with Canadian GAAP (CDN $) - Fiscal year ended June 30

	2009	2008	2007	2006	2005

Revenue	$4,901	$40,012	$72,697	$7,052	$5,031
Net Loss	$(916,260)	$(788,811)	$(624,965)	$(682,097)	$(259,333)
Net loss per share (1)	$(0.07)	$(0.06)	$(0.04)	$(0.07)	$(0.04)
Working capital (Deficit)	$319,175	$1,201,854	$1,965,665	$2,499,781	$(194,696)
Total assets	$410,482	$1,386,399	$2,105,100	$2,641,600	$240,112
Capital stock (2)	$6,656,265	$6,656,265	$6,656,265	$6,838,665	$4,815,672
Warrants (2)	$1,146,081	$1,146,081	$1,146,081	$1,146,081	$-
Shareholders' equity(Deficit)	$319,175	$1,201,854	$1,990,655	$2,524,781	$37,804
Weighted average number of shares outstanding	13,721,744	13,721,744	14,089,963	9,494,677	6,629,968
__________________ (1) The effect of potential share issuances pursuant to the exercise of warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.
(2) During the fiscal years 2004 and 2006, 6,193,600 warrants were issued in connection with various private placements and the acquisition of certain theatrical film properties. The valuation of these warrants in 2006 and 2007 was applied to the capital stock and resulted in an negative amount which is not permitted under Canadian GAAP. These items were restated in the 2008 audited financial statements with no impact on shareholder's equity, the consolidated statement of operations, consolidated statement of cash flows and the basic and diluted loss per share.

Financial data in accordance with U.S. GAAP  (CDN $) – Fiscal year ended June 30

	2009	2008	2007	2006	2005

Revenue	$4,901	$40,012	$72,697	$7,052	$5,031
Net Loss	$(916,260)	$(788,811)	$(624,695)	$(648,139)	$(259,736)
Comprehensive Loss	$(916,260)	$(788,811)	$(624,695)	$(648,139)	$(259,533)
Loss per share	$(0.07)	$(0.06)	$(0.04)	$(0.07)	$(0.04)
Total assets	$410,482	$1,386,399	$2,105,100	$2,641,600	$240,112
Shareholders' equity(Deficit)	$319,175	$1,201,854	$1,990,655	$2,524,781	$37,804

The Company has not declared or paid any dividends in any of its last five fiscal  years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On November 30, 2009, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.06.

The following table sets out the high and low exchange rates for each of the last six months.

2009	November	October	September	August	July	June

High for period	$1.05	$1.03	$1.06	$1.07	$1.08	$1.08
Low for period	$1.08	$1.08	$1.11	$1.11	$1.17	$1.17

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended June 30,
	2009	2008	2007	2006	2005

Average for the year	1.17	1.01	1.13	1.16	1.25

(B) CAPITALIZATION AND INDEBTEDNESS

Not applicable

(C) REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

(D) RISK FACTORS

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material adverse impact on, or constitute risk factors in respect of, the Company’s future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

The Company is not profitable and has had no significant revenues since its incorporation in March 1997. While one of the film properties acquired by the Company in fiscal 2005 and the film that was financed in fiscal 2007 have now been developed into feature films for which the Company holds certain distribution rights, it is not clear whether this will generate any revenue for the Company. The Company has operated at a loss to date and in all likelihood will continue to sustain operating expenses in the foreseeable future. As of June 30, 2009, the Company had incurred cumulative losses of approximately $7.8 million. There is no assurance that the Company will ever be profitable.

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

WE MAY CHOOSE INVESTMENT STRATEGIES THAT ARE UNSUCCESSFUL

We have received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   We are not limited to any particular industry or type of business, and we may choose to stay within the film industry.  We invested a portion of our excess cash in exchange traded securities in fiscal 2009 resulting in a loss of approximately $855,000 during the year.  We have not yet identified or selected any additional specific investment opportunity.   Accordingly, there is no current basis for you to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

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

UNAUTHORIZED OR PIRATED USE MAY ADVERSELY AFFECT REVENUE

Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicensed broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirated motion pictures rather than pay for legitimate motion pictures or to purchase pirated DVD’s of motion pictures or of boxed sets of television series from unauthorized vendors, which could adversely affect our business.

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

DIVIDENDS

All of the Company's available funds will be invested to finance the Company's business and therefore investors should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

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

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach in the final quarter of fiscal 2006 and continued with this strategy through fiscal 2009.

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

During fiscal 2007, the Company began to explore the financing aspect of the entertainment industry more extensively than in the past.  The Company entered into a bridging loan agreement which called for advances of up to $1.8 million to an independent production company involved in the production of a feature film, The Poet.  All amounts drawn under the bridging facility plus interest were repaid in the three months ended December 31, 2006.  The production company is owned by a former director and officer of the Company and a former officer of its wholly owned subsidiary.

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

In fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.

At the start of the second quarter of fiscal 2008, the Company took write-downs on its investments in film properties and advances to various production companies due to less success than previously anticipated in the largest markets in the world for its film properties.  It further wrote down its investments in the fourth quarter of fiscal 2008 based on actual and/or expected collections as of the end of the year.

As a result of the limited success to date in the film financing business, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.   It also invested excess cash in exchange traded securities, and recorded a gain of $31,000 in the three months ended March 31, 2009.However, in the fourth quarter the Company lost approximately $886,000 on such investments.  Subsequent to the end of the year, no further investment of short term cash has occurred, and the Company is re-assessing this strategy.

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

In fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.

(C) ORGANIZATIONAL STRUCTURE

As at June 30, 2009, the Company had only one wholly-owned subsidiary, LiveReel Productions Corporation, as explained above in (A).

(D) PROPERTY PLANTS AND EQUIPMENT

The Company does not own or lease any real property.

Effective October 1, 2006, the Company moved its registered office to its lawyers’ location, at 3400 One First Canadian Place, C/O Bennett Jones LLP, PO Box 130, Toronto, Ontario, Canada M5X 1A4.  It is not charged monthly rent under this arrangement.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

Year ended June 30	2009	2008	2007
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	5	40	73
Expenses	(921)	(829)	(697)

Net loss for year	(916)	(789)	(624)
Deficit at end of year	(7,810)	(6,894)	(6,105)

Overview

The following were the key events in the year ended June 30, 2009 -

1.
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

2.	The Company continued to pay further advances totaling $57,000 to fulfill its commitment to fund The Poet through December 31, 2007.

3.
On November 13, 2008, the board of directors of the Company authorized management to be able to invest a portion of its excess cash on hand in exchange traded securities.  These investments commenced in the third quarter of fiscal 2009, and resulted in a gain of approximately $31,000 during that quarter.  However, in the fourth quarter the Company lost approximately $886,000 on such investments.  Subsequent to the end of the year, no further investment of short term cash has occurred, and the Company is re-assessing this strategy.

4.
The Company showed a profit in the second and third quarters of fiscal 2009 primarily due to the positive foreign exchange impact on its US dollar denominated assets as the Canadian dollar weakened against the US dollar.  This trend was reversed in the fourth quarter of the year, but the Company still had a significant foreign exchange gain for the year.

The following were the key events in the year ended June 30, 2008 -

1.
The Company and its subsidiary had been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made through September 30, 2007.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

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

2.	The Company continued to pay further advances totaling $57,000 to fulfill its commitment to fund The Poet through December 31, 2007.

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

2.
The Company entered into an agreement with a production company, The Poet Inc., to provide bridge financing of up to $1.8 million for production expenses of the film that The Poet Inc. was in the process of developing in the three months ended September 30, 2006.  These were repaid in the three months ended December 31, 2006.

3.
In the three months ended December 31, 2006, the Company entered into additional agreements to provide up to $625,000 in additional financing to The Poet Inc.  After a number of advances and repayments under this second facility, as at June 30, 2007, the amount advanced was approximately $226,000.  The Company was obligated for further advances of an additional $114,000 under the financing agreement.  The Company was to be repaid upon successful completion and distribution of The Poet.

4.	The lawsuit brought against the Company in Florida in October, 2005 was dismissed on March 29, 2007.

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

6.
The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006.  On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

Income

The Company’s primary source of income in the year ended June 30, 2009 and 2008 was from interest earned on excess cash balances.

The Company’s primary source of income in the year ended June 30, 2007 was from interest earned on the bridge financing facility provided to a production company described earlier and by earning interest income on excess cash balances.

Expenses

The overall analysis of the expenses is as follows:
	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2009	2008	2007

Loss on investments	$854,858	$-	$-
Foreign exchange loss (gain)	(175,838)	70,290	117,336
Office and general	75,911	115,599	90,871
Consulting expenses	60,000	60,000	138,678
Professional fees	59,354	60,645	114,311
Stock based compensation	33,581	-	204,578
Shareholder information	11,610	10,292	26,312
Bank charges and interest	1,685	676	1,560
Writedown of production advances	-	426,884	-
Production advances	-	57,060	-
Amortization of investment in film	-	25,000	-
and televison programs
Promotion	-	2,377	3,746
	$921,161	$828,823	$697,392

Loss on Investments

On November 13, 2008, the board of directors of the Company authorized management to be able to invest a portion of its excess cash on hand in exchange traded securities.  These investments commenced in the third quarter of fiscal 2009, and resulted in a gain of approximately $31,000 during that quarter.  However, in the fourth quarter the Company lost approximately $886,000 on such investments.  Subsequent to the end of the year, no further investment of short term cash has occurred, and the Company is re-assessing this strategy.

Foreign exchange loss (gain)

Exchange gain for the twelve months ended June 30, 2009 of approximately $176,000 related entirely to the translation of US dollar balances and transactions into Canadian dollars at June 30, 2009 compared to the exchange rate used at June 30, 2008 as the Canadian dollar weakened against the US dollar.   Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

Exchange loss for the twelve months ended June 30, 2008 and 2007 related entirely to the translation of US dollar balances and transactions into Canadian dollars at the relevant measurement date compared to the prior year’s measurement date as the Canadian dollar strengthened against the US dollar.

Foreign exchange loss (gain)

Exchange gain for the twelve months ended June 30, 2009 of approximately $176,000 related entirely to the translation of US dollar balances and transactions into Canadian dollars at June 30, 2009 compared to the exchange rate used at June 30, 2008 as the Canadian dollar weakened against the US dollar.   Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

Exchange loss for the twelve months ended June 30, 2008 and 2007 related entirely to the translation of US dollar balances and transactions into Canadian dollars at the relevant measurement date compared to the prior year’s measurement date as the Canadian dollar strengthened against the US dollar.

Office and general

These costs include insurance, rent, telephone, travel, and other general and administration costs.

Insurance costs for the twelve months ended June 30, 2009 of $47,761 (2008 - $51,370; 2007 - $43,200) relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2007 for a twelve month period of time.  It was renewed in fiscal 2008 and fiscal 2009.

The Company also reimbursed the CEO for various general and office expenses totalling approximately $26,000 including costs for his rent, communications costs, health benefits and professional fees (2008 - $58,000; 2007 – nil).

Rent for the twelve months ended June 30, 2007 was $9,450 as the company shared its premises with a production company during the year. There was no such rent incurred in 2009 and 2008.

Miscellaneous office and general costs include the costs of various administrative travel, courier, web site development, etc. not categorized elsewhere in the financial statements.  These costs totalled $2,233 in the twelve months ended June 30, 2009 (2008 - $5,143; 2007 - $38,221) because of there being fewer employees and consultants in fiscal 2009 and 2008 compared to 2007.

Consulting Expenses

Consulting expenses for the twelve months ended June 30, 2009 and 2008 include $60,000 of fees paid to the Chief Financial Officer for consulting services provided during the period.

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

Professional fees

Professional fees in the twelve months ended June 30, 2009 were comprised of legal fees of $39,154 and accounting fees of $20,200.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.   Accounting fees were comprised of audit fees of $18,000 and the balance of $2,200 for various tax advice received during the year.

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

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to Gregg Goldstein, CEO, were cancelled.   Finally, a new grant of 3,900,000 options to Gregg Goldstein, CEO, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  In addition, the conversion price of all previously issued warrants was reduced to US $0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.  This resulted in the recording of stock compensation of $33,581 during fiscal 2009 as stock based compensation expense.

During fiscal 2006, the board of directors of the Company approved and created two new Plans, which were all registered with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933:

1.
2006 Consultant Stock Compensation Plan covering one million common shares, which were issued to three consultants including a former director for his services as chief financial officer and two other consultants of the company for their services.  The shares were valued at $228,000 based on the market price on the date of issuance. $114,001 was expensed in fiscal 2006 and the balance of $113,999 was expensed in fiscal 2007.

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

Shareholder Information

Shareholder information costs in the twelve months ended June 30, 2009 comprised transfer agent fees of $4,787 and regulatory and related filing fees of $6,823.

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

Write Down of Production Advances and Production Advances

The Company and its subsidiary have been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made by September 30, 2007.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

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

During the quarter ended December 31, 2007, the Company expensed an additional $57,000 in advances made to The Poet to fulfill its advance commitments for that film.

During the fourth quarter of fiscal 2008, the Company received payment of $29,840 from distributing King of Sorrow which was applied to reduce this receivable.  While the Company has entered into a new agreement with another party to attempt to sell the film internationally, the Company wrote off $49,974 of the advance to $20,186 effective June 30, 2008, which was received in the first quarter of fiscal 2009.

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

On July 22, 2008, the board of directors agreed to reduce the conversion price of all previously issued warrants to US $0.01 per warrant and the expiry date was extended to November 30, 2010.

 (B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2009, the Company had a net working capital position of $319,175 compared to a working capital position of $1,201,854 as of June 30, 2008.   Cash on hand as at June 30, 2009 was $398,408 compared to $1,330,037 in cash as at June 30, 2008.

The working capital position has declined by approximately $882,000 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2009.

The Company believes it has adequate cash on hand to meet its cash requirements in the fiscal year ending June 30, 2010.

Operating cash flow

During fiscal 2009, operating activities required a net cash flow of $77,000 which was spent on corporate operations.

The operating cash requirement was met through cash on hand in the Company.

Investment cash flows

The company had a loss on short term investments of $855,000 as it invested a portion of its excess cash in exchange traded securities.  The Company made $31,000 in the third quarter of fiscal 2009 but lost $886,000 on such investments in the fourth quarter due to market conditions.

Financing cash flows

The Company had no financing activities during the year.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2009, 2008, 2007.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2009, 2008, 2007, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

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

(G) SAFE HARBOR

Statements in Item 5 of this Annual Report on Form 20-F that are not statements of historical fact, constitute “forward-looking statements.”  See “Forward-Looking Statements” on page 1 f this Annual Report.  The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

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
                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                         Mr. Stephen Wilson became a director and chief financial officer and corporate secretary on September 14, 2006. Mr. Wilson has held various senior financial and operating positions in a number of private and public companies over the last 14 years in both Canada and the United States. He has extensive experience in mergers and acquisitions and raising capital for high growth companies. He is a graduate of the University of Michigan and a chartered accountant.

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

2.  Statement of Executive Compensation

Mr. Gregg Goldstein receives no cash remuneration nor has he signed any consulting contract with the Company. During the year ended June 30, 2009, Mr. Goldstein was reimbursed for various general and office expenses totalling approximately $26,000 including costs for his rent, communications costs, health benefits and professional fees.

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

The following table and accompanying notes set forth all compensation paid by the Company to all persons who served as Company directors and senior management during the fiscal year ended June 30, 2009.  The information is provided for the fiscal years ended 2009, 2008 and 2007.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus	Other annual compensation	Securities under options/SARs Granted (1)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation
		($)	($)	($)	(#)	($)	($)
Gregg Goldstein, Chairman and CEO	2009	-	-	-	3,900,000	-	-	-
	2008	-	-	-	-	-	-	-
	2007	-	-	-	-	-	-	-

Stephen Wilson, CFO	2009	60,000	-	-	-	-	-	-
	2008	60,000	-	-	-	-	-	-
	2007	65,000	-	-	100,000	-	-	-

 Notes:

1.	“SAR” means stock appreciation rights
2.	“LTIP” means long term incentive plan

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid or distributed to the Named Executive Officers during the most recently completed fiscal year.

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of LiveReel. In carrying out its mandate the Board holds at least four meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 4 meetings during our fiscal year ended June 30, 2009.  To assist in the discharge of its responsibilities, the Board has designated two standing committee: a Corporate governance Committee and an Audit Committee, as more particularly discussed below.

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

The Audit Committee assists the Board in fulfilling its responsibilities for our accounting and financial reporting practices by:

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

The Corporation had the following plans as at June 30, 2009:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons at December 15, 2009:

Name	# of Common shares held at December 15, 2009	# of Warrants	Exercise price - in US$	Expiry date(s)	# of options held at December 15, 2008	Expiry date

Gregg Goldstein	2,800,000	1,400,000	$0.01	Nov 30, 2010	3,900,000	July 22, 2013

J. Stephen Wilson	nil	nil	N/A	N/A	100,000	Feb 9, 2012

As of June 30, 2009, the Company had 13,721,744 shares of common stock outstanding, 4,000,000 options to buy common stock, and 6,193,600 warrants to purchase common stock.

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

As at December 15, 2009, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 22% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as of December 15, 2009.  As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of shareholder	No. of shares held	% of issued shares

Crystal Star Productions Limited (1)	11,063,250	47%
Gregg Goldstein (2)	8,100,000	34%
Snapper Inc.	795,000	6%
_____________

1.	Includes 4,500,000 shares issuable upon exercise of Warrants, exercisable by Crystal Star Productions Limited within 60 days of December 15, 2009.

2.	Includes 1,400,000 shares issuable upon exercise of Warrants, and 3,900,000 shares issuable upon exercise of options, in each case exercisable by Mr. Goldstein within 60 days of December 15, 2009.

All of the Company’s shareholders have the same voting rights.

At December 15, 2009, the Company had 13,721,744 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 346 record holders excluding the beneficial shareholders held through the intermediaries, 9 of which, holding an aggregate of 5,044,718 shares 37% of common stock, were in the United States.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions during the year ended June 30, 2009 are as follows:

1.
Consulting fees include $60,000 paid to the existing Chief Financial Officer for services rendered during the period (2008 - $60,000; 2007 – $65,000).  Consulting fees in 2007 also include $40,000 of fees paid to a former director and officer for various services.

2.
Office and general expenses include approximately $26,000 (2008 - $58,000; 2007 – nil) of reimbursable expenses to the Chief Executive Officer for various costs including rent, communications, health benefits, and professional fees.

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

(B) SIGNIFICANT CHANGES

There are no significant events subsequent to June 30, 2009.

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The Company’s common shares began trading on OTCBB on April 27 2005. Prior to that date, the Company’s shares were traded “Over -the Counter” on the Canadian Unlisted Board (“CUB”) for a brief while in 2000. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB.

The following table outlines the annual high and low market prices for each of the fiscal years since the trading date of April 27, 2005:

Fiscal year ended June 30	High In US $	Low In US$
2009	.08	.01
2008	.06	.02
2007	1.70	.06
2006	2.15	.61
2005 (April 28, 2005 to June 30, 2005)	.65	.54

The following table outlines the high and low market prices for each fiscal financial quarter for each of the quarters since April 27, 2005 and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$

September 30, 2009	.015	.015
June 30, 2009	.015	.015
March 31, 2009	.08	.012
December 31, 2008	.08	.012
September 30, 2008	.02	.01
June 30, 2008	.03	.02
March 31, 2008	.04	.03
December 31, 2007	.06	.04
September 30, 2007	.06	.06
June 30, 2007	.11	.10
March 31, 2007	.15	.10
December 31, 2006	.50	.12
September 30, 2006	1.70	.30
June 30, 2006	0.85	2.15
March 31, 2006	1.20	.20
December 31, 2005	.65	.35
September 30, 2005	.61	.56

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$
November, 2009	.015	.015
October, 2009	.015	.015
September, 2009	.015	.015
August , 2009	.015	.015
July, 2009	.015	.015
June, 2009	.015	.015

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

(C) MATERIAL CONTRACTS

All material contracts entered into in last two fiscal years were in the ordinary course of its business.

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

ITEM 15T CONTROLS AND PROCEDURES

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

B.   Management’s Annual Report on Internal Control over Financial Reporting

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in Canada.  It is our management’s responsibility to establish and maintain adequate internal control over financial reporting for the Company.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.  In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set for the by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

This annual report does not include and attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this report.

C.   Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2009 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16  [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2009, the audit committee consisted of two directors, one of whom, Ms. Joanne Butterfield Douglas would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Ms. Douglas’s background is described under Item 6(A) Directors and senior management.  She is an independent director.

The other member of the audit committee is Mr. Steve Dabbah.

ITEM 16B CODE OF ETHICS

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

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30 2009	June 30 2008

Audit Fees	20,200	22,500
Audit Related Fees	-	-
Tax Fees	-	9,350
All Other Fees	-	-

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by the auditors.

ITEM 16 D  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16 E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G CORPORATE GOVERNANCE

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

4.(c)	2006 Consultant Stock Compensation Plan and 2006 Stock Option Plan - Incorporated hereinby reference to Form S-8 filed on March 9, 2006.

11.	Code of Ethics

12	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.a	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Dated at Toronto, Ontario, Canada, this December 15, 2009

LIVEREEL MEDIA CORPORATION

Per:  (signed) Gregg Goldstein
Title:  Chairman and CEO

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2009 and 2008

(Canadian Dollars)

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS

TORONTO, MONTREAL, OTTAWA

AUDITORS’ REPORT

To the Shareholders of
LiveReel Media Corporation

We have audited the consolidated balance sheets of LiveReel Media Corporation as at June 30, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to note 17).

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

/s/ SCHWARTZ LEVITSKY FELDMAN LLP
“SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario, Canada Chartered Accountants

October 21, 2009 Licensed Public Accountants

                           1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel:  416 785 5353
Fax:  416 785 5663

LiveReel Media Corporation
Consolidated Balance Sheets
(Canadian Dollars)

As at June 30	Note	2009	2008
Assets
Current
Cash		$398,408	$1,330,037
Other assets	3	12,074	56,362
		$410,482	$1,386,399
Liabilities
Current
Accounts payable and accrued liabilities	4	$91,307	$184,545
		91,307	184,545
Shareholders' Equity
Capital stock	5	6,656,265	6,656,265
Contributed surplus		326,951	293,370
Warrants	6	1,146,081	1,146,081
Deficit and comprehensive loss		(7,810,122)	(6,893,862)
		319,175	1,201,854
		$410,482	$1,386,399

Related Party Transactions (Note 12)
Commitments and contingencies (Note 13)

Approved by the Board  ”Gregg Goldstein”  Director     ”J. Stephen Wilson” Director
                                                           (signed)                                      (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
(Canadian Dollars)

For the Years Ended June 30	Note	2009	2008	2007
Revenue
Interest income		$4,901	$40,012	$72,697
Total Revenue		$4,901	$40,012	$72,697
Expenses
Loss on investments	7	$854,858	$-	$-
Foreign exchange loss (gain)		(175,838)	70,290	117,336
Consulting expense	8 & 12	93,581	60,000	343,256
Office and general	12	75,911	115,599	90,871
Professional fees		59,354	60,645	114,311
Shareholders information		11,610	10,292	26,312
Bank charges and interest		1,685	676	1,560
Writedown of production advances	3	-	426,884	-
Production advances	3	-	57,060	-
Amortization of investment in film	9	-	25,000	-
and television programs
Promotion		-	2,377	3,746
		921,161	828,823	697,392
Net loss and comprehensive loss for the year		$(916,260)	$(788,811)	$(624,695)
Net loss per share - basic and diluted	10	$(0.07)	$(0.06)	$(0.04)
Weighted average number of shares outstanding		13,721,744	13,721,744	14,089,963

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Cash Flows
(Canadian Dollars)

For the Years Ended June 30	2009	2008	2007
Cash flows from operating activities
Net loss for year	$(916,260)	$(788,811)	$(624,695)

Items not affecting cash
Loss on investments	$854,858
Stock based compensation	33,581	-	204,578
Writedown of production advances	-	426,884	-
Amortization of investment in film and television programs	-	25,000	-
Effect of changes in:
Other assets	44,288	(47,496)	(73,819)
Accounts payable and accrued liabilities	(93,238)	70,110	(2,384)
	(76,771)	(314,313)	(496,320)
Cash flows from investing activities
Investment in exchange traded securities	(854,858)
Redemption of treasury bills	-	-	279,125
	(854,858)	-	279,125

Decrease in cash	(931,629)	(314,313)	(217,195)
Cash, beginning of year	1,330,037	1,644,350	1,861,545
Cash, end of year	$398,408	$1,330,037	$1,644,350

Supplemental Disclosures
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statement of Shareholders’ Equity
(Canadian Dollars)

For the Years Ended June 30, 2009, 2008 and 2007
	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit and Comprehensive Loss	Shareholders' Equity

Balance June 30, 2007	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,105,051)	$1,990,665
Net loss	-	-		-	(788,811)	(788,811)
Balance June 30, 2008	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,893,862)	$1,201,854
Net loss	-	-		-	(916,260)	(916,260)
Fair value of stock options granted for consulting services				33,581		33,581
Balance June 30, 2009	13,721,744	$6,656,265	$1,146,081	$326,951	$(7,810,122)	$319,175

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

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
June 30, 2009 and 2008

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash payments received are recorded as deferred revenue until all the foregoing conditions of revenue recognition have been met.

Investment in Film and Television Programs

Investment in film and television programs includes the unamortized costs of film and television programs which have been produced by the Company or for which the Company has acquired distribution rights, libraries acquired as part of acquisitions of companies, and film and television programs in progress and in development.  This investment was impaired in prior years and has been fully provided for.

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
June 30, 2009 and 2008

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency of the Company is the Canadian dollar.  Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date.  Non-monetary assets are translated at the historical exchange rates which were in effect when they were acquired.  Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets. The resulting gains or losses on translation are included in operations.

Accumulated Other Comprehensive Income (AOCI)

Effective July 1, 2007, AOCI is included on the consolidated balance sheet as a separate component of shareholders’ equity and includes net unrealised gains and losses on short term investments net of applicable taxes, held as available for sale.  The Company does not have any such investments.

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recognized in the financial statements if realization is considered more likely than not.  A valuation allowance against future tax assets is provided to the extent that the realization of these future tax assets is not more likely than not.

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
June 30, 2009 and 2008

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

Newly Adopted Accounting Policies

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
June 30, 2009 and 2008

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

In December 2006, the CICA issued two new handbook sections 3862 “Financial instruments – Disclosures” and 3863 “Financial instruments – Presentation”. These sections replace the handbook section 3861 “Financial instruments- Disclosure and Presentation.” These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards are effective for fiscal years beginning on or after October 1, 2007. The standards have no effect on the company financial statements.

General standards of financial statement presentation

In May 2007, the Accounting Standards Board amended Section 1400 “General Standards of Financial Statement Presentation” to change guidance on management’s responsibility to assess and disclose the Company’s ability  to continue as a going concern The amendments are effective for fiscal years beginning on or after January 1, 2008. The standards have no effect on the company financial statements.

Capital Disclosures

Section 1535 establishes standards for disclosing information about a company’s capital and how it is managed.  The Company’s disclosure should include information about its objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with any capital requirements and if it has not complied, the consequences of such non-compliance. (see Note 16)

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

2.      SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

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

Recent accounting pronouncements

(a)       Adoption of International Financial Reporting Standards

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

(b)       Goodwill and intangible assets

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets”, which replaces Section 3062 “Goodwill and Other Intangible Assets”, and results in the withdrawal of Section 3450 “Research and Development Costs”, and Emerging Issues Committee Abstract 27 “Revenues and Expenditures during the Pre-operating Period”, and amendments to Accounting Guideline No 11 “Enterprises in the Development Stage”.  The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Earlier adoption is encouraged.  The Company has not yet determined the impact of this standard on its financial statements.

(c)       Business Combinations

In January 2009 the CICA issued Section 1582, "Business Combinations".  This section is effective January 1, 2011 and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period of the Corporation beginning on   or after January 1, 2011.  Early adoption is permitted.   This section replaces Section 1581.   "Business Combinations" and harmonizes the Canadian standards with International Financial Reporting Standards (IFRS).  The Company does not anticipate the adoption of this standard will impact the financial results.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

      2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)       Consolidated Financial Statements

CICA handbook Section 1601, "Consolidated Financial Statements" and Handbook Section 1602,  "Non-controlling Interests" replaces CICA Handbook Section 1600. Consolidated Financial  Statements.  Section 1601 establishes standards for the presentation of consolidated financial.  Section 1602 established accounting for a non-controlling interest in subsidiary in consolidated financial statements subsequent to the business combination.  Section 1602 is equivalent to the corresponding section of the International Financial Reporting Standard IAS 27, "Consolidated and Separate Financial Statements". These standards are effective for the Company for interim and annual financial statements beginning January 1, 2011.  The Company has not yet determined the impact of the adoption of these standards on its financial statements.

3.    ACCOUNTS RECEIVABLE AND PREPAYMENTS

		2009	2008
Due from Production companies	(a)	$-	$20,179
Taxes recoverable		11,394	11,049
Deposits and prepayments	(b)	680	25,134
		$12,074	$56,362

(a)
Represented funds advanced to multiple production companies, owned by a former officer and director of the Company and a former executive of the Company’s subsidiary. The Company and its wholly owned subsidiary entered into various agreements to provide financing, license scripts and screen plays and handle global distribution for these entities. These funds were provided to the production companies and are secured by the film elements and are repayable at various interest rates and are generally due on demand.

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

In April 2008, the Company received payment of $29,840 from distributing one of the films which was applied to reduce this receivable.  After evaluating the future expected proceeds from various unsold territories of the properties the production companies hold, the Company wrote off $49,974 of the production advances effective June 30, 2008, reducing the balance to $20,179 at June 30, 2008.

In the first quarter of fiscal 2009, the Company received the remaining $20,179 outstanding at June 30, 2008.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

3.           OTHER ASSETS  (continued)

(b)   The Company paid an advance of US $ 7,500 in October 2005 to a law firm to defend itself against a legal action initiated by an individual in Florida. The law firm filed a motion to dismiss the case against the company in October 2005. This case was dismissed in April, 2007.  The balance of the advance after accounting for the legal costs charged up to June 30, 2008 which was previously held against future legal costs of approximately $1,900 is included in deposits and prepayments.  This amount was received in the three months ended December 31, 2008.

The balance of the deposits and prepayments at June 30, 2008 are for an extension of the Company’s director’s and officer’s insurance policy entered into April 2008, which extended the coverage to December 2008.  The costs of the policy are expensed on a straight line basis over the life of the policy.  The Company extended the insurance coverage for the balance of fiscal 2009 during the last six months of the fiscal year at the end.  It obtained additional directors and officer’s insurance coverage through the end of fiscal 2010, but this amount was not prepaid at year end.

The final element in the balance as of June 30, 2009, relates to an advance made by the Company of $680 as a retainer for a lawyer to assist in possible future regulatory filings.

4.           ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		2009	2008
Accounts payable	(a)	$40,767	$129,505
Accruals	(b)	18,000	22,500
Production advances	(c)	32,540	32,540
		$91,307	$184,545
________________

(a)
As at June 30, 2009 and 2008, accounts payable were regular trade payables incurred in the normal course of business, primarily for legal fees incurred during the year.  In addition, accounts payable at June 30, 2008 include $31,000 due to the Chief Executive Officer for reimbursable office and general expenses.

(b)	Accruals at June 30, 2009 and 2008 are for estimated audit fees.

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (2008: $26,540).

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

5.           CAPITAL STOCK

(a) Authorized:  Unlimited number of common shares

(b)      Issued:
	2009		2008
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	13,721,744	$6,656,265	13,721,744	$6,656,265

End of Year	13,721,744	$6,656,265	13,721,744	$6,656,265

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

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to the Chief Executive Officer were cancelled.   Finally, a new grant of 3,900,000 options to the Chief Executive Officer, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  All of these options are outstanding as of June 30, 2009.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

5.           CAPITAL STOCK (continued)

As a result of the granting of the options described above, the fair value of these options has been estimated, on July 22, 2008, the date of the grant, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	3.25%
Expected dividend	nil
Expected volatility	129%
Expected life	1826 days
Market price	US$0.01
The amount of $33,581

has been accounted for as a stock compensation expense included in consulting expense in the quarter ended September 30, 2008.

The following table summarizes the continuity of the Company's stock options:

		Weighted
	Number of	average
	Options	exercise price
Outstanding, June 30, 2007 and 2008	1,000,000	$0.15
Granted	3,900,000	$0.01
Cancelled	(900,000)	$0.15
Outstanding, June 30, 2009	4,000,000	$0.01

As at June 30, 2009, the following stock options were outstanding:

	Outstanding			Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise Prices	Number of	Contractual Life	Exercise Price	Number of	Exercise Price
$	Shares	(Years)		Shares	$
0.15	100,000	2.6	0.15	100,000	0.15
0.01	3,900,000	4.1	0.01	3,900,000	0.01
	4,000,000	4.1	0.01	4,000,000	0.01

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

6.	WARRANTS

As at June 30,	2009		2008
	# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at end of year	6,193,600	$1,146,081	6,193,600	$1,146,081

(a)
On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.  There is no financial impact related to this transaction.

(b)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

7.           LOSS ON SHORT TERM INVESTMENTS

During the year ended June 30, 2009, the Company invested excess cash in certain exchange traded securities.  This resulted in a loss of approximately $855,000 being realized during the year.  In addition, all of the transactions entered into were settled by quarter end and are reflected in the ending cash balance of the Company.

8.           CONSULTING EXPENSE

Consulting expense relates to stock based compensation described below and the fees described in Note 12.

The stock based compensation relates to the fair value of 1,000,000 shares issued under the Company’s 2006 Consultant Stock Compensation Plan for services that were to be performed by three consultants through December 31, 2006.  On March 6, 2006, the board of directors of the Company authorized the issuance, including 100,000 shares issued to the former director and Chief Financial Officer for his services under a consulting contract.  At the time of issuance, the shares were valued at fair market value of $228,000, and this amount was to be amortized on a straight line basis over the 12 months ended December 31, 2006.  This resulted in a charge of $114,001 being amortized in the year ended June 30, 2006.  The balance of $113,999 was fully amortized in the year ended June 30, 2007 and is included in consulting expense during that year.

On December 15, 2006, the Company cancelled 800,000 shares issued to a consultant due to a lack of performance of duties.  The Company recorded a reduction in share capital related to the cancellation of shares of $182,400, and an increase in contributed surplus of previously amortized charges of $136,800.

Stock based compensation included in consulting expense is $33,581 in fiscal 2009 (2008 – nil; 2007 - $113,999).

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

9.	INVESTMENT IN FILM AND TELEVISION PROGRAMS

As at June 30, 2006, Management concluded that its short term business plan would not include development of any of the previously acquired scripts except one, King of Sorrow, which was licensed and has now developed into a commercial feature film. Management therefore decided to fully write off the carrying value of all scripts except for King of Sorrow. Management carried out evaluation of its estimated costs and revenue details of King of Sorrow as at June 30, 2007 and concluded that no further amortization was required to the $25,000 carrying value of this script.

In October and November 2007, the various production companies to whom advances had been made and their distribution partners received advances and or sold the rights to various territories that were lower than previous estimates.  As a result, management revised its estimated future repayments from these production companies downward and wrote down the value of the King of Sorrow script to nil in the three months ended September 30, 2007, resulting in a $25,000 charge to operations in that period.

10.         LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year ended June 30, 2009, which were 13,721,744 shares (2008 - 13,721,744; 2007 – 14,089,963).

The Company had 6.2 million share purchase warrants and 1,000,000 stock options issued and outstanding as at June 30, 2009. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

11.         INCOME TAXES

The effective tax rate of Nil (2008 – Nil; 2007 - Nil) for income taxes varies from the statutory income tax rate of approximately 36% (2008 – 36%; 2007 - 36%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has determined that it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2009	2008	2007
Amounts related to tax loss and credit carry forwards	$1,238,000	$933,000	$628,000

Net future tax assets	$1,238,000	$933,000	$628,000
Less: valuation allowance	$(1,238,000)	(933,000)	(628,000)
	$-	$-	$-

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

11.         INCOME TAXES (continued)

The tax effect (computed by applying the Canadian federal and provincial statutory rates) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2009	2008
Canadian statutory income tax rate	36.00%	36.00%
Income tax recovery at statutory income tax rate	$(329,854)	$(287,369)
Tax effect of:
Permanent differences and other	12,090	-
Change in valuation allowance	317,764	287,369
Income Tax Recovery	$-	$-

The Company has carry forward tax losses of approximately $3.4 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in the financial statements.

2010	212,000
2011	214,000
2015	204,000
2016	503,000
2027	536,000
2028	868,000
2029	902,000
$ 3,439,000

12.         RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. The transactions recorded approximate the fair market value of the transactions.  Related party transactions and balances not disclosed elsewhere in the financial statements are:

i.  Consulting fees include $60,000 paid to the existing Chief Financial Officer for services rendered during the period (2008 - $ 60,000; 2007 – $65,000).  Consulting fees in 2007 also include $40,000 of fees paid to a former director and officer for various services.

ii.  Office and general expenses include approximately $26,000 (2008 - $58,000; 2007 – nil) of reimbursable expenses to the Chief Executive Officer for various costs including rent, communications, health benefits, and professional fees.

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

14.         SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the fiscal years ended June 30, 2009, 2008 and 2007.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

	2009				2008				2007
	Licen.	Prod.	Dist.	Total	Licen.	Prod.	Dist.	Total	Licen.	Prod.	Dist.	Total

Total revenue	$-	$-	$-	$-	$-	$-	$-	$-	-	-	20,941	$20,941
Earnings (losses) from operations	-	-	-	-	(25,000)	-	(483,944)	(508,944)	(16,413)	(16,413)	4,528	$(28,298)
Total assets	-	-	-	-	-	-	20,179	20,179	25,000	-	419,850	$444,850
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540	-	32,540	-	$32,540
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$-				$-				$20,941
Other				4,901				40,012				51,756
				$4,901				$40,012				$72,697
Net Loss
Total losses from reportable segments				$-				$(508,944)				$(28,298)
Other				(916,260)				(279,867)				(596,397)
				$(916,260)				$(788,811)				$(624,695)
Assets
Total assets used for reportable segments				$-				$20,179				$444,850
Other				410,482				1,366,220				1,660,250
				$410,482				$1,386,399				$2,105,100
Liabilities
Total liabilities of the reportable segments				$32,540				$32,540				$32,540
Other				58,767				152,005				81,895
				$91,307				$184,545				$114,435

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

15.         FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The company has classified cash as a held for trading financial instrument and accounts payable and accrued liabilities as other liabilities.  The fair value of these financial instruments approximates their carrying value due to their short term nature.  The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s search for new business participation opportunities, and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand. There were no changes to the objectives or the process from the prior period.  The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is a prime Canadian bank.

(b) Exchange rate risk:

The operating results and financial position of the Company are reported in Canadian dollars.  A significant part of company’s cash is held in US dollars – approximately 95% of total assets at June 30, 2008 (95% as of June 30, 2008).  The results of the company’s operations are therefore subject to currency transaction and translation risk.

Comparative foreign exchange rates as at June 30, 2009 are as follows:

	June 30,
	2009	2008

US Dollar to CDN Dollar	1.1630	1.0197

16.	CAPITAL DISCLOSURES

The Company is an Over-The-Counter-Bulletin-Board company currently reviewing investment opportunities and considers the items included in Shareholder’s Equity as capital. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue potential investments and may raise additional capital through the equity markets as additional capital is required.  The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital.  The Company’s capital risk management strategy remains unchanged from the year ended June 30, 2008.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

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

US GAAP requires the date up to which subsequent events have been evaluated should be disclosed which is October 21, 2009.  There is no such requirement under Canadian GAAP.

Recently issued accounting standards

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2. This FSP amends SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” SFAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to make the other-than-temporary impairments guidance more operational and to improve the presentation of other-than-temporary impairments in the financial statements.. This FSP provides increased disclosure about the credit and noncredit components of impaired debt securities that are not expected to be sold and also requires increased and more frequent disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. Although this FSP does not result in a change in the carrying amount of debt securities, it does require that the portion of an other-than-temporary impairment not related to a credit loss for a held-to-maturity security be recognized in a new category of other comprehensive income and be amortized over the remaining life of the debt security as an increase in the carrying value of the security. This FSP shall be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The Company is currently evaluating this new FSP but does not believe that it will have a significant impact on the determination or reporting of the financial results.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2009 and 2008

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”). FSP FAS 107-1 and APB 28-1 require companies to disclose in interim financial statements the fair value of financial instruments within the scope of FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments. The fair-value information disclosed in the footnotes must be presented together with the related carrying amount, making it clear whether the fair value and carrying amount represent assets or liabilities and how the carrying amount relates to what is reported in the balance sheet. FSP FAS 107-1 and APB 28-1 also requires that companies disclose the method or methods and significant assumptions used to estimate the fair value of financial instruments and a discussion of changes, if any, in the method or methods and significant assumptions during the period. The FSP shall be applied prospectively and is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating this new FSP and the impact it will have on the determination or reporting of the financial results.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" (“SFAS 165”). SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 will be effective for interim or annual period ending after June 15, 2009 and will be applied prospectively. The Company does not anticipate the adoption of SFAS 165 will have an impact on its consolidated results of operations or consolidated financial position.

In June 2009, the FASB issued SFAS No. 168, “The FASB accounting standard codification” and the Hierarchy of Generally Accepted Accounting Principles (“Codification”) which supersedes all existing accounting standards and will become the single source of authoritative non –governmental US GAAP. All the accounting literature not included in the Codification will be considered non-authoritative. The Codification was implemented on July 1, 2009 and will be effective for interim and annual periods after September 15, 2009.