Form 20-F
period 2010-06-30
LiveReel Media CORP
filed 2010-10-07
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

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

2300 Yonge Street, Suite 1710, PO Box 2408,
Toronto, Ontario M4P 1E4, Canada
(Address of principal executive offices)

Jason D. Meretsky, T: 416-593-6543, F: 416-480-2803,
2300 Yonge Street, Suite 1710, PO Box 2408,
Toronto, Ontario M4P 1E4, Canada
(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.: None

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act : None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 17,621,744 as at June 30, 2010

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

LiveReel Media Corporation is a Canadian corporation incorporated under the Federal Business Laws of Canada. Approximately 97% of its common stock is held by non-United States citizens and residents and our business is administered principally outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended June 30, 2010, 2009 and 2008.  These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2006 through 2010 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

Financial data in accordance with Canadian GAAP (CDN $) - Fiscal year ended June 30

	2010	2009	2008	2007	2006	2005

Revenue	$-	$4,901	$40,012	$72,697	$7,052	$5,031
Net Loss	(232,527)	(916,260)	(788,811)	(624,965)	(682,097)	$(259,333)
Net loss per Share (1)	(0.02)	(0.07)	(0.06)	(0.04)	(0.07)	$(0.04)
Working Capital (Deficit)	125,648	319,175	1,201,854	1,965,665	2,499,781	$(194,696)
Total Assets	183,329	410,482	1,386,399	2,105,100	2,641,600	$240,112
Capital Stock (2)	6,728,846	6,656,265	6,656,265	6,656,265	6,838,665	$4,815,672
Warrants (2)	1,146,081	1,146,081	1,146,081	1,146,081	1,146,081	$-
Shareholders' Equity (Deficit)	125,648	319,175	1,201,854	1,990,655	2,524,781	$37,804
Weighted Average Number of Shares Outstanding	14,696,744	13,721,744	13,721,744	14,089,963	9,494,677	6,629,968

(1) The effect of potential share issuances pursuant to the exercise of warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

(2) During the fiscal 2006, 6,193,600 warrants were issued in connection with various private placements and the acquisition of certain theatrical film properties. The valuation of these warrants in 2006 and 2007 was applied to the capital stock and resulted in an negative amount which is not permitted under Canadian GAAP. These items were restated in the 2008 audited financial statements with no impact on shareholder's equity, the consolidated statement of operations, consolidated statement of cash flows and the basic and diluted loss per share. During the 2010 fiscal year, 3,900,000 options were exercised for gross proceeds of US$39,000.

Financial data in accordance with U.S. GAAP (CDN $) – Fiscal year ended June 30

	2010	2009	2008	2007	2006

Revenue	$-	$4,901	$40,012	$72,697	$7,052
Net Loss	(232,527)	(916,260)	(788,811)	(624,695)	(648,139)
Comprehensive Loss	(232,527)	$(916,260)	$(788,811)	$(624,695)	$(648,139)
Loss per Share	$(0.02)	$(0.07)	$(0.06)	$(0.04)	$(0.07)
Total Assets	$183,329	$410,482	$1,386,399	$2,105,100	$2,641,600
Shareholders' Equity (Deficit)	$125,648	$319,175	$1,201,854	$1,990,655	$2,524,781

The Company has not declared or paid any dividends in any of its last five fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On September 30, 2010, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.0298.

The following table sets out the high and low exchange rates for each of the last six months.

2010	September	August	July	June	May	April

High for period	$1.0260	$1.0185	$1.0306	$1.0199	$1.0134	$0.9961

Low for period	$1.0497	$1.0642	$1.0649	$1.0606	$1.0778	$1.0201

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended June 30,
	2010	2009	2008	2007	2006

Average for the year	1.0555	1.1662	1.0104	1.1323	1.1625

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

WE MAY CHOOSE INVESTMENT STRATEGIES THAT ARE UNSUCCESSFUL

The controlling shareholder of the Company changed in April 2010.  A new Board of Directors was appointed.  They will continue to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   The Company is not limited to any particular industry or type of business, and we may choose to stay within the film industry.  We have not yet identified or selected any additional specific investment opportunity.   Accordingly, there is no current basis for you to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

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

THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES

The common shares of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

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

THE COMPANY MAY NEED TO RAISE ADDITIONAL FINANCING TO MEET FUTURE OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY

The Company is in the business of film production, financing and distribution, which requires significantly high level of liquidity.

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

The Company is currently without a source of revenue and therefore does not cover our operating costs and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2010, we had approximately 17,621,744 shares of common stock outstanding of which approximately 12,867,200 are restricted securities under Rule 144 promulgated under the Securities Act.  We also have 6,193,000 shares of common stock issuable under presently exercisable warrants which have not yet been registered under the US Securities Act.

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

OUR OFFICERS AND DIRECTORS RESIDE OUTSIDE OF UNITED STATES AND THERE IS A RISK THAT CIVIL LIABILITIES AND JUDGEMENTS MAY BE UNENFORCEABLE

All of the Company’s directors and officers are residents of countries other than the United States, and all of the Company's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, including Bill 198, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect our reputation and the value of our securities.

ITEM 4 - INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was originally incorporated under the Business Corporation Act (Ontario) on March 18, 1997 as a result of an amalgamation under the name "Biolink Corp." The Company went through several name changes and changes in its business activities.  The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006. The Company’s wholly-owned subsidiary changed its name from Noble House Film & Television Inc. to LiveReel Productions Corporation (“LRPC”) effective August 10, 2006. On October 26, 2006, LiveReel completed its continuance under the jurisdiction of the Business Corporation Act (Canada ) from being governed by the Ontario Business Corporation Act (Ontario).

The Company is a “reporting issuer” in the Province of Ontario, Canada which is governed by the Ontario Securities Commission. Its common shares are currently listed and traded on the Over-the-Counter Bulletin Board (OTCBB) of the National Association of Securities Dealers (NASD) under the trading symbol “LVRLF”.

The Company’s business plan continued to evolve in fiscal 2010.  During most of fiscal 2006, management focused on three major activities: development and licensing of film properties, providing production consulting including pre and postproduction and sales exploitation of films.  However, following successful completion of two private placements in April 2006 and June 2006, in which the Company raised approximately $3 million, there was a change in management and composition of the board of directors.

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

In the three month period ended December 31, 2006, the Company entered into additional financing agreements to provide up to $625,000 in financing in exchange for financing fees and/or interest payments and the right to share in future net revenues of The Poet.  After a series of advances and repayments under this second facility, as at June 30, 2007, the amount advanced was approximately $226,000 and the Company was obligated for further advances of an additional $114,000 under the financing agreement.   In fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

At the start of the second quarter of fiscal 2008, the Company took write-downs on its investments in film properties and advances to various production companies due to less success than previously anticipated in the largest markets in the world for its film properties.  It further wrote down its investments in the fourth quarter based on actual and/or expected collections as of the end of the year.

The Company has had no significant revenue since its incorporation.  As a result of the limited success to date in the film financing business, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

In April 2010, the controlling shareholder of the business changed and a new Board of Directors and new CEO were appointed.  The former chief executive officer resigned and his consulting contracts were cancelled without any penalty or further financial commitments. The new management, while maintaining the overall business focus on feature film production and distribution, has focused its efforts on identifying for purchase other active business interests both inside and outside of the film industry.   To date, the Company has not yet identified or selected any additional specific investment opportunity or business.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option at any time after July 15, 2011 until July 15, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities at any time until July 15, 2012.

The Company’s principal business office is located at 2300 Yonge Street, Suite 1710, PO Box 2408, Toronto, Ontario M4P 1E4, Canada and its telephone number is 416-593-6543.

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

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach.  The Company focused on financing feature film productions as a producer or co-producer with others.

In fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.  The Company experienced considerable losses with exchange traded securities investments in fiscal 2009 and subsequent to the end of 2009, no further investment of short term cash has occurred.

During the last quarter of fiscal 2010, there was a change in the management of the Company. The chief executive officer resigned and his consulting contracts were cancelled without any penalty or further financial commitments. The new management, while maintaining the overall business focus on feature film production and distribution, has focused its efforts on identifying for purchase other active business interests, both within and outside of the film industry.  To date, the Company has not yet identified or selected any additional specific investment opportunity or business.

(C) ORGANIZATIONAL STRUCTURE

As at June 30, 2010, the Company had only one wholly-owned subsidiary, LiveReel Productions Corporation, as explained above in (A).

(D) PROPERTY PLANTS AND EQUIPMENT

The Company does not own or lease any real property.

Effective March 31, 2010, the Company moved its registered office to 2300 Yonge Street, Suite 1710, PO Box 2408, Toronto, Ontario M4P 1E4, Canada.  It is not charged monthly rent under this arrangement.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

Year ended June 30	2010	2009	2008
	in CDN $	in CDN $	in CDN $
Income	-	4,901	40,012
Expenses	$(232,527)	$(921,161)	$(828,823)

Net loss for year	$(232,527)	$(916,260)	$(788,811)
Deficit at end of year	$(8,042,649)	$(7,810,122)	$(6,893,862)

Overview

The following were the key events in the year ended June 30, 2010 -

1.	On March 31, 2010, the former CEO of the business exercised 3,900,000 stock options at a strike price of $0.01 per share.

2.
Subsequent to the end of the quarter ended March 31, 2010, a new majority shareholder took over control of the company.  The four former directors resigned effective April 5, 2010 and a new Chief Executive Officer was appointed.

3.
On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option at any time after July 15, 2011 until July 15, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities at any time until July 15, 2012.

The following were the key events in the year ended June 30, 2009:

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

2.	The Company received approximately $20,000 from the distribution of King of Sorrow.

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

Income

The Company’s primary source of income in the year ended June 30, 2010, 2009 and 2008 was from interest earned on excess cash balances.

 Expenses

The overall analysis of the expenses is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2010	2009	2008

Loss on investments	$-	$854,858	$-
Consulting expenses	92,500	60,000	60,000
Professional fees	48,883	59,354	60,645
Office and general	44,547	75,911	115,599
Foreign exchange loss (gain)	33,851	(175,838)	70,290
Shareholder information	11,137	11,610	10,292
Bank charges and interest	1,609	1,685	676
Stock based compensation	-	33,581	-
Writedown of production advances	-	-	426,884
Production advances	-	-	57,060
Amortization of investment in film	-	-	25,000
and televison programs
Promotion	-	-	2,377
	$232,527	$921,161	$828,823

Loss on Investments

On November 13, 2008, the board of directors of the Company authorized management to be able to invest a portion of its excess cash on hand in exchange traded securities.  These investments commenced in the third quarter of fiscal 2009, and resulted in a gain of approximately $31,000 during that quarter.  However, in the fourth quarter the Company lost approximately $886,000 on such investments.  During fiscal 2010, no further investment of short term cash has occurred.

Consulting Expenses

Consulting fees include $55,000 paid to the existing Chief Financial Officer for services rendered during the period (2009 - $ 60,000; 2008 – $60,000).  Consulting fees in 2010 also include $30,000 of fees paid to an affiliate of the largest shareholder and $7,500 to the new Chief Executive Officer for various consulting services rendered in the last three months of fiscal 2010.  No such fees were paid in fiscal 2009 or 2008 to the latter two parties.

Professional Fees

Professional fees in the twelve months ended June 30, 2010 were comprised of legal fees of $33,883 and audit fees of $15,000.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.

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

Insurance costs for the twelve months ended June 30, 2010 of $41,400 (2009 - $47,761; 2008 - $51,370) relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2007 for a twelve month period of time.  It was renewed in fiscal 2008, fiscal 2009 and fiscal 2010.

The Company also reimbursed the former CEO for various general and office expenses totalling in fiscal 2009 of approximately $26,000 including costs for his rent, communications costs, health benefits and professional fees (2008 - $60,600).  No such costs were incurred in fiscal 2010.

Foreign Exchange Loss (Gain)

Exchange loss for the twelve months ended June 30, 2010 and 2008 related entirely to the translation of US dollar balances and transactions into Canadian dollars at the relevant measurement date compared to the prior year’s measurement date as the Canadian dollar strengthened against the US dollar.

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

Shareholder Information

Shareholder information costs in the twelve months ended June 30, 2010 comprised transfer agent fees of $5,546 and regulatory and related filing fees of $5,591.

Shareholder information costs in the twelve months ended June 30, 2009 comprised transfer agent fees of $4,787 and regulatory and related filing fees of $6,823.

Shareholder information costs in the twelve months ended June 30, 2008 comprised transfer agent fees of $3,843 and regulatory and related filing fees of $6,449.

Write Down of Production Advances and Production Advances

The Company’s and its subsidiary have been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made by September 30, 2007.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

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

 (B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2010, the Company had a net working capital position of $125,648 compared to a working capital position of $319,175 as of June 30, 2009.   Cash on hand as at June 30, 2010 was $144,006 compared to $398,408 in cash as at June 30, 2009.

The working capital position has declined by approximately $194,000 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2010.

Operating cash flow

During fiscal 2010, operating activities required a net cash flow of $293,402 which was spent on corporate operations.

The operating cash requirement was met through cash on hand in the Company.

Investment cash flows

The Company had no investment activities during the year.

Financing cash flows

The Company had no financing activities during the year.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2010, 2009, and 2008.

(D)  TREND INFORMATION

 There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2010 and 2009, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

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

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the years ended June 30, 2010, 2009 and 2008 are discussed in Note 12 of the audited consolidated financial statements.

(G) SAFE HARBOR

Statements in Item 5 of this Annual Report on Form 20-F that are not statements of historical fact, constitute “forward-looking statements.”  See “Forward-Looking Statements” on page 1 of this Annual Report.  The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Mr. Jason Meretsky joined the board on March 31, 2010. He also assumed the role of chief executive officer and corporate secretary effective the same date. Mr. Meretsky has served as a corporate and securities attorney with Meretsky Law Firm based in Toronto, Canada since July 2009 as well as participated in various other entrepreneurial pursuits.  Prior to that, he served as Executive Vice President, Corporate Development of Avid Life Media Inc., a Canadian based online media company (2008 - 2009) and Vice President and General Counsel of Enghouse Systems Ltd. (TSX: ESL), a public enterprise technology company (2004 - 2008).  Prior thereto, Mr. Meretsky practiced corporate and securities law as a partner with Goodman and Carr LLP, a Toronto based law firm.  Mr. Meretsky has served on the board of directors of Homeserve Technologies Inc. (since 2002), which was previously listed on the Toronto Stock Exchange and provides services and technology products for business-to-business clients whose customers are engaged in the move or homeownership lifecycle, and also serves on its Audit Committee.  Mr. Meretsky completed the Joint J.D./M.B.A Program from the Schulich School of Business at York University and from Osgoode Hall Law School, and is a member in good standing of the Law Society of Upper Canada.

Mr. Stephen Wilson became a director and chief financial officer and corporate secretary on September 14, 2006.  He resigned in his capacity of corporate secretary and director on March 31, 2010 but retained the chief financial officer role.  Mr. Wilson has held various senior financial and operating positions in a number of private and public companies over the last 14 years in both Canada and the United States. He has extensive experience in mergers and acquisitions and raising capital for high growth companies. He is a graduate of the University of Michigan and a chartered accountant.

Ms. Janice Barone joined the board as independent director on March 31, 2010. Ms. Barone has over 20 years of banking and financial service experience.  Currently, Ms. Barone is the Executive Finance Assistant of Icarus Investment Corp., a private investment holding company (2009 – present).  From 2006 to 2009, Ms. Barone was the Personal Assistant to the Chairman and CEO of Kaboose Inc. (TSX:KAB), a family focused online media company which was previously listed on the Toronto Stock Exchange.  Prior thereto, Ms Barone had various roles in personal and corporate banking at HSCB and its predecessors banks (1995 – 2004.

Ms. Diana van Vliet joined the board as an independent director on March 31, 2010. She has been employed in the investment banking business since 1987 and has experienced in retail and institutional account care, back office operations, compliance and syndication.

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

2.    Statement of Executive Compensation

Mr. Jason Meretsky has a consulting contract calling for the payment of monthly fees of $2,500 and can be terminated with one month’s notice.  Mr. Meretsky is reimbursed separately through his law for any legal fees, none of which have been charged during the fiscal year ending June 30, 2010.  Mr. Meretsky has no options.

Mr. Stephen Wilson has a consulting contract calling for the payment of monthly fees of $5,000 until May 31, 2010, and thereafter on a per work basis.  He is entitled to receive fees of $5,000 for the period of June 1, 2010 to September 30, 2010.  Mr. Wilson holds options to purchase 100,000 shares at an exercise price of $0.15, which were granted by the Company in 2007.

The following table and accompanying notes set forth all compensation paid by the Company to all persons who served as Company directors and senior management during the fiscal year ended June 30, 2010.  The information is provided for the fiscal years ended 2010, 2009 and 2008.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus	Other annual compensation	Securities under options/SARs Granted (1)	Shares or units subject to resale restrictions	LTIP (2) payouts	All other compensation
		($)	($)	($)	(#)	($)	($)

Jason Meretsky, CEO and Secretary	2010	7,500	-	-	-	-	-	-
	2009	-	-	-	-	-	-	-
	2008	-	-	-	-	-	-	-

Stephen Wilson, CFO	2010	60,000	-	-	-	-	-	-
	2009	60,000	-	-	-	-	-	-
	2008	60,000	-	-	-	-	-	-

Notes:

1.	“SAR” means stock appreciation rights
2.	“LTIP” means long term incentive plan

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

(C) BOARD PRACTICES

Directors may be appointed at any time in accordance with the by-laws of the Company and then re-elected annually by the shareholders of the Company. Directors receive no compensation for serving as such, other than the reimbursement of direct expenses and the grant of stock options, at the discretion of the board of directors.  None of the existing directors have been granted any stock options. Officers are elected annually by the Board of Directors of the Company and serve at the discretion of the Board of Directors.

The Company has not set aside or accrued any amount for retirement or similar benefits to the directors.

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of LiveReel. In carrying out its mandate the Board holds at least four meetings annually. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 4 meetings during our fiscal year ended June 30, 2010.  To assist in the discharge of its responsibilities, the Board has designated two standing committee: a Corporate governance Committee and an Audit Committee, as more particularly discussed below.

Corporate Governance Committee

The Company does not currently have a Corporate Governance Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would be too expensive for the Company at this time. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of the two independent directors - Ms. Janice Barone and Ms. Diana van Vliet.

Audit Committee

The members of the Audit Committee consist of Ms. Janice Barone and Ms. Diana van Vliet, both independent directors and Jason Meretsky, who is not independent. While Mr. Meretsky would not be considered an independent director under an objective test in that he serves as a consultant in the capacity of the Company’s chief executive officer since March 31, 2010; however, the board of directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Meretsky carrying out the responsibilities of a director.

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

Compensation Committee

The Company does not currently have a Compensation Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would be too expensive for the Company at this time. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of the two independent directors - Ms. Janice Barone and Ms. Diana van Vliet.

(D) EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E) SHARE OWNERSHIP

The Corporation had the following plans as at June 30, 2010:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons at September 30, 2010:

Name	# of Common shares held at September 30, 2010	# of Warrants	Exercise price - in US$	Expiry date(s)	# of options held at September 30, 2010	Expiry date

Jason Meretsky	Nil	Nil	N/A	N/A	N/A	N/A

J. Stephen Wilson	Nil	Nil	N/A	N/A	100,000	Feb 9, 2012

As of June 30, 2010, the Company had 17,621,744 shares of common stock outstanding, 100,000 options to buy common stock, and 6,193,600 warrants to purchase common stock.

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

As at September 30, 2010, Intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 7.6% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as of September 30, 2010.  As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of shareholder	No. of shares held	% of issued shares

Mad Hatter Investments Inc. (1)	13,263,250	75.3%

Snapper Inc.	795,000	5.8%
____________

(1)	Includes 1,400,000 shares issuable upon exercise of Warrants, issuable upon exercise prior to November 30, 2010.

All of the Company’s shareholders have the same voting rights.

At September 30, 2010, the Company had 17,621,744 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 353 record holders (excluding the beneficial shareholders held through the intermediaries), 8 of which (including the beneficial shareholders held through the intermediaries), holding an aggregate of 508,998 shares or 2.9% of common stock, were in the United States.

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not owned or controlled directly or indirectly by another corporation (other than an indicated in the chart above) or any foreign government. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions during the year ended June 30, 2010 are as follows:

1.	Consulting fees include $7,500 paid to the new Chief Executive Officer for services rendered during the period April 1, 2010 to June 30, 2010 (2009 – Nil; 2008 – Nil).

2.	Consulting fees include $55,000 paid to the existing Chief Financial Officer for services rendered during the period (2009 - $60,000; 2008 – $60,000).

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

Legal Proceedings

The Company is not currently involved in any litigation nor is it aware of any litigation pending or threatened.

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

(B) SIGNIFICANT CHANGES

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option at any time after July 15, 2011 until July 15, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities at any time until July 15, 2012.

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The Company’s common shares began trading on OTCBB on April 27 2005. Prior to that date, the Company’s shares were traded “Over-the Counter” on the Canadian Unlisted Board (“CUB”) for a brief while in 2000. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB.

The following table outlines the annual high and low market prices for each of the fiscal years since the trading date of April 27, 2005:

Fiscal year ended June 30	High in US $	Low in US$
2010	0.02	0.01
2009	0.08	0.01
2008	0.06	0.02
2007	1.70	0.06
2006	2.15	0.61
2005 (April 28, 2005 to June 30, 2005)	0.65	0.54

The following table outlines the high and low market prices for each fiscal financial quarter for each of the quarters since April 27, 2005 and any subsequent period:

Fiscal Quarter ended	High in US $	Low in US$

September 30, 2010	0.0275	0.01
June 30, 2010	0.006	0.006
March 31, 2010	0.015	0.006
December 31, 2009	0.08	0.08
September 30, 2009	0.01	0.01
June 30, 2009	.015	0.015
March 31, 2009	0.08	0.012
December 31, 2008	0.08	0.012
September 30, 2008	0.02	0.01
June 30, 2008	0.03	0.02
March 31, 2008	0.04	0.03
December 31, 2007	0.06	0.04
September 30, 2007	0.06	0.06
June 30, 2007	0.11	0.10
March 31, 2007	0.15	0.10
December 31, 2006	0.50	0.12
September 30, 2006	1.70	0.30
June 30, 2006	0.85	2.15
March 31, 2006	1.20	0.20
December 31, 2005	0.65	0.35
September 30, 2005	0.61	0.56

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	in US $	in US $

Sep-10	0.02	0.02
Aug-10	0.0275	0.01
Jul-10	0.01	0.01
Jun-10	0.01	0.01
May-10	0.01	0.01
Apr-10	0.01	0.01

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

New by-laws were adopted in the special meeting of shareholders on October 4, 2006 in compliance with the requirements of the Canada Business Corporation Act. The new by-laws was included in Exhibit 1.3 thereof, which exhibit has been incorporated by reference into this report.
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

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) "size of the parties" threshold - the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds $400,000,000 in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed $400,000,000 in the aggregate; and (b) "size of the transaction" threshold - the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed an annually established threshold (generally, $50-million - 70-million, based on the book value of the subject assets or Company in Canada, or gross revenues from sales in or from Canada generated from those assets or by the Company).  For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

In the case of share acquisitions, an additional "shareholding threshold" must be exceeded.  This legislation requires any person who intends to acquire shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our voting shares as a result of the acquisition.  If a person already owns 20% or more of our voting shares, a notification must be filed when the acquisition would bring that person’s holdings over 50%.  Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

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

Except as may be provided under the Investment Canada Act (the "ICA"), there are no specific limitations under the laws of Canada or in the Articles of the Company with respect to the rights of non-residents of Canada to hold and/or vote securities of the Company.

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

We do not believe that LiveReel has previously been, or currently are a PFIC. However, there can be no assurance that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

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

(F) DIVIDEND AND PAYING AGENTS

Not applicable

(G) STATEMENT BY EXPERTS

Not applicable

(H) DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 2300 Yonge Street, Suite 1710, Toronto, Ontario, Canada, M4P 1E4.  The Company may be reached at (416) 593-6543. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The Company is subject to reporting requirements as a “reporting issuer” under applicable securities legislation in Canada and as a “foreign private issuer” under the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, we must file periodic reports and other information with the Canadian securities regulatory authorities and the Securities and Exchange Commission.

A copy of this Form 20-F Annual Report and certain other documents referred to in this Annual Report and other documents filed by us may be retrieved from the system for electronic document analysis and retrieval (“SEDAR”) system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from the Securities and Exchange Commission electronic data gathering, analysis and retrieval system (“EDGAR”) at www.sec.gov/edgar.

(I) SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company's office at 2300 Yonge Street, Suite 1710, Toronto, Ontario, Canada, M4P 1E4.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rates.  The Company’s excess cash is held at a Canadian chartered bank in US and Canadian currencies and bears interest at various rates on monthly balances as at June 30, 2010.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the years ended June 30, 2010 and 2009, any foreign currency hedge contracts or commodity contracts, and the Company does not trade in such instruments.  We do not use derivative financial instruments.

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects.

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

C.    Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2010 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

 ITEM 16  [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2010, the audit committee consisted of three directors, one of whom, Mr. Jason Meretsky would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Jason Meretsky’s background is described under Item 6(A) Directors and senior management.  He would not be considered an independent director under an objective test in that he serves as a consultant of the Company acting in capacity of the chief executive officer of the Company; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with Mr. Meretsky’s exercise of independent judgment in carrying out the responsibilities of a director.

The other two members of the audit committee are Ms. Janice Barone and Ms. Diana van Vliet, both of whom would be considered independent directors.

ITEM 16B CODE OF ETHICS

On February 9, 2007, we adopted a Code of Ethics that applies to our principal executive officer and principal financial officer, or persons performing similar functions.  A copy of our Code of Ethics will be provided to any person requesting same without charge.  To request a copy of our Code of Ethics, please make a written request to our chief financial officer, Live Reel Media Corporation, 2300 Yonge Street, Suite 1710, PO Box 2408, Toronto, Ontario, Canada, M4P 1E4.

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2010	June 30, 2009

Audit Fees	$15,000	$20,200
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	$-	$-

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by the auditors.

ITEM 16D  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

(a) Financial Statements -

b) Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1
Application for Authorization to continue in another jurisdiction dated October 20, 2006.- Incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

1.2	Articles of Incorporation of the Company - Incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004.

1.3	By-Laws of the Company - Incorporated herein by reference to Exhibit 1.3 to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

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

1.10
Certificate of name change from First Empire Entertainment.com Inc. to First Empire Corporation Inc. - Incorporated herein by reference to Exhibit 19 to the Company’s Annual Report on Form 20-F filed on March 12, 2004.

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

1.14
Certificate of name change from Noble House Film & Television Inc. to LiveReel Productions Corporation dated August 10, 2006 - Incorporated herein by reference to Exhibit 1.14 to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

1.15
Certificate of name change from Noble House Entertainment Inc. to LiveReel Media Corporation dated October 12, 2006 - Incorporated herein by reference to Exhibit 1.15 to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

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

4.(c)	2006 Consultant Stock Compensation Plan and 2006 Stock Option Plan - Incorporated hereinby reference to Form S-8 filed on March 9, 2006.

11.	Code of Ethics.

12	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.a	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Dated at Toronto, Ontario, Canada, this September 30, 2010.

LIVEREEL MEDIA CORPORATION

Per:  (signed) Jason D. Meretsky
Title: Chief Executive Officer

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Years Ended June 30, 2010 and 2009
(Unaudited)

(Canadian Dollars)

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS

TORONTO, MONTREAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
LiveReel Media Corporation

We have audited the consolidated balance sheets of LiveReel Media Corporation as at June 30, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the years in the three year period ended June 30, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for an opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three year period then ended, in accordance with Canadian generally accepted accounting principles.

/s/ SCHWARTZ LEVITSKY FELDMAN LLP
“SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario, Canada	Chartered Accountants
September 9, 2010	Licensed Public Accountants

                      1167 Caledonia Road
                      Toronto, Ontario M6A 2X1
                      Tel:  416 785 5353
                      Fax:  416 785 5663

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS

TORONTO, MONTREAL

Comments by Auditors for U.S. Readers
on Canada - U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in the summary of significant accounting policies.  Our report to the shareholders dated September 9, 2010 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

In the United States reporting standards require the addition of an explanatory paragraph (following the opinion paragraph) on the audit of internal controls over financial reporting.  We were not required, nor were we engaged to perform an audit of the Company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

/s/ SCHWARTZ LEVITSKY FELDMAN LLP
“SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario, Canada	Chartered Accountants
September 9, 2010	Licensed Public Accountants

                      1167 Caledonia Road
                      Toronto, Ontario M6A 2X1
                      Tel:  416 785 5353
                      Fax:  416 785 5663

LiveReel Media Corporation
Consolidated Balance Sheets
(Canadian Dollars)

As at June 30	Note	2010	2009
Assets
Current
Cash		$144,006	$398,408
Other assets	3	39,323	12,074
		$183,329	$410,482
Liabilities
Current
Accounts payable and accrued liabilities	4	$57,681	$91,307
		57,681	91,307
Shareholders' Equity
Capital stock	5	6,728,846	6,656,265
Contributed surplus		293,370	326,951
Warrants	6	1,146,081	1,146,081
Deficit and comprehensive loss		(8,042,649)	(7,810,122)
		125,648	319,175
		$183,329	$410,482

Going concern (Note 2)
Related party transactions (Note 12)
Commitments and contingencies (Note 13)

Approved by the Board  “Jason Meretsky”  Director    “Diana van Vliet”    Director

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
(Canadian Dollars)

For the Years Ended June 30	Note	2010	2009	2008
Revenue
Interest income		$-	$4,901	$40,012
Total Revenue		$-	$4,901	$40,012
Expenses
Loss on investments	7	$-	$854,858	$-
Consulting expense	8 & 12	92,500	93,581	60,000
Professional fees		48,883	59,354	60,645
Office and general	12	44,547	75,911	115,599
Foreign exchange loss (gain)		33,851	(175,838)	70,290
Shareholders information		11,137	11,610	10,292
Bank charges and interest		1,609	1,685	676
Writedown of production advances	9	-	-	426,884
Production advances	9	-	-	57,060
Amortization of investment in film	9	-	-	25,000
and television programs
Promotion		-	-	2,377
		232,527	921,161	828,823
Net loss and comprehensive loss for the year		$(232,527)	$(916,260)	$(788,811)
Net loss per share - basic and diluted	10	$(0.02)	$(0.07)	$(0.06)
Weighted average number of shares outstanding		14,696,744	13,721,744	13,721,744

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Cash Flows
(Canadian Dollars)

For the Years Ended June 30	2010	2009	2008
Cash flows from operating activities
Net loss for year	$(232,527)	$(916,260)	$(788,811)

Items not affecting cash
Loss on investments	$-	$854,858	$-
Stock based compensation	-	33,581	-
Writedown of production advances	-	-	426,884
Amortization of investment in film and television programs	-	-	25,000
Effect of changes in:
Other assets	(27,249)	44,288	(47,496)
Accounts payable and accrued liabilities	(33,626)	(93,238)	70,110
	(293,402)	(76,771)	(314,313)
Cash flows from investing activities
Investment in exchange traded securities	-	(854,858)	-
	-	(854,858)	-

Cash flows from financing activities
Proceeds from shares issued due to
exercise of stock options	39,000	-	-
	39,000	-	-
Decrease in cash	(254,402)	(931,629)	(314,313)
Cash, beginning of year	398,408	1,330,037	1,644,350
Cash, end of year	$144,006	$398,408	$1,330,037

Supplemental Disclosures
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statement of Shareholders’ Equity
(Canadian Dollars)

For the Years Ended June 30, 2010, 2009 and 2008

	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit and Comprehensive Loss	Shareholders' Equity

Balance June 30, 2008	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,893,862)	$1,201,854
Net loss	-	-		-	(916,260)	(916,260)
Fair value of stock options granted for consulting services				33,581		33,581
Balance June 30, 2009	13,721,744	$6,656,265	$1,146,081	$326,951	$(7,810,122)	$319,175
Net loss	-	-		-	(232,527)	(232,527)
Exercise of stock options	3,900,000	72,581		(33,581)		39,000
Balance June 30, 2010	17,621,744	$6,728,846	$1,146,081	$293,370	$(8,042,649)	$125,648

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

1.   NATURE OF OPERATIONS

LiveReel Media Corporation (the “Company") is a fully integrated entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada, which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in Note 17.

Going concern

Management has prepared these consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due. To this point, all operational activities and the overhead costs have been funded from the available cash and short term investments and by equity issuances

The Company has working capital of approximately $126,000 and an accumulated deficit of approximately $8 million.  The Company's ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

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
June 30, 2010 and 2009

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
June 30, 2010 and 2009

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

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Significant estimates include recoverability of assets and fair value of stock based compensation.  Actual results could differ from those estimates.  Some of the key areas where estimates and assumptions are normally used include valuation of warrants and options, and recording of accruals.

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets”, which replaces Section 3062 “Goodwill and Other Intangible Assets”, and results in the withdrawal of Section 3450 “Research and Development Costs”, and Emerging Issues Committee Abstract 27 “Revenues and Expenditures during the Pre-operating Period”, and amendments to Accounting Guideline No 11 “Enterprises in the Development Stage”.  The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company has determined there is no impact of this standard on its financial statements.

Financial Instruments

In June 2009, the Company adopted the amendments to CICA Section 3862, Financial Instruments Disclosures, to include enhanced disclosures on the liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments.  The adoption of these amendments did not result in a material impact on the Company’s financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

(a)       Adoption of International Financial Reporting Standards

On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending June 30, 2011, and of the opening balance sheet as at July 1, 2010.

The Company’s initial assessment indicates that the Company’s  accounting policies in the key areas are consistent with those of IFRS. The next phase will include the analysis of accounting policy alternatives available under IFRS as well as the determination of changes, if any required to existing information systems and business processes.

(b)       Business Combinations

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

(c)       Consolidated Financial Statements

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

3.    OTHER ASSETS

		2010	2009
Taxes recoverable		$24,831	$11,394
Deposits and prepayments	(a)	14,492	680
		$39,323	$12,074
________________
(a)
Deposits and prepayments at June 30, 2010 are for an extension of the Company’s director’s and officer’s insurance policy entered into May 2010, which extended the coverage to June 2011.  The costs of the policy are expensed on a straight line basis over the life of the policy.  In the prior year, the policy was also in place in terms of coverage, but this amount was not prepaid at year end.

The final element in the balance as of June 30, 2009, relates to an advance made by the Company of $680 as a retainer for a lawyer to assist in possible future regulatory filings.

4.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		2010	2009
Accounts payable	(a)	$5,141	$40,767
Accruals	(b)	20,000	18,000
Production advances	(c)	32,540	32,540
		$57,681	$91,307
________________

(a)	As at June 30, 2010 and 2009, accounts payable were regular trade payables incurred in the normal course of business.

(b)	Accruals at June 30, 2010 and 2009 are for estimated audit and consulting fees.

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (2009: $26,540).

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

5.      CAPITAL STOCK

a)   Authorized:  Unlimited number of common shares

(b)    Issued
	2010		2009
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	13,721,744	$6,656,265	13,721,744	$6,656,265
Shares issued upon exercise
of stock options	3,900,000	39,000	-	-
Transfer from contributed surplus	-	33,581	-	-
End of Year	17,621,744	$6,728,846	13,721,744	$6,656,265

(c)  Stock Options:

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to the former Chief Executive Officer were cancelled.   Finally, a new grant of 3,900,000 options to the former Chief Executive Officer, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  All of the options granted to the former Chief Executive Officer were exercised in the fiscal year ended June 30, 2010.

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

5.    CAPITAL STOCK (continued)

The following table summarizes the continuity of the Company's stock options:

		Weighted
	Number of	average
	Options	exercise price
Outstanding, June 30, 2008	1,000,000	$0.15
Granted	3,900,000	$0.01
Cancelled	(900,000)	$0.15
Outstanding, June 30, 2009	4,000,000	$0.01
Exercised	(3,900,000)	$0.01
Outstanding, June 30, 2010	100,000	$0.15

As at June 30, 2010, the following stock options were outstanding:

		Outstanding		Exercisable
Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise Prices	Number of	Contractual Life	Exercise Price	Number of	Exercise Price
$	Shares	(Years)	$	Shares	$

0.15	100,000	1.6	0.15	100,000	0.15

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

6.    WARRANTS

As at June 30,	2010		2009
	# of warrants	Fair value	# of warrants	Fair value

Issued and outstanding at end of year	6,193,600	$1,146,081	6,193,600	$1,146,081
_________________

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

7.    LOSS ON SHORT TERM INVESTMENTS

During the year ended June 30, 2009, the Company invested excess cash in certain exchange traded securities.  This resulted in a loss of approximately $855,000 being realized during the 2009 fiscal year.  No such investments occurred during fiscal 2010.

8.    CONSULTING EXPENSE

Consulting expense relates to stock based compensation described in Note 5 (c) above and the fees described in Note 12.

Stock based compensation included in consulting expense is nil in 2010 ($33,581 in fiscal 2009; 2008 – nil).

9.   INVESTMENT IN FILM AND TELEVISION PROGRAMS

As at June 30, 2006, Management concluded that its short term business plan would not include development of any of the previously acquired scripts except one, King of Sorrow, which was licensed and was developed into a commercial feature film. Management therefore decided to fully write off the carrying value of all scripts except for King of Sorrow. Management carried out evaluation of its estimated costs and revenue details of King of Sorrow as at June 30, 2007 and concluded that no further amortization was required to the $25,000 carrying value of this script.

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

In addition, management wrote down the advances to the production companies to a net recoverable level of $100,000 and recorded a charge of $376,910 in the three months ended September 30, 2007. In the three months ended December 31, 2007, the Company made additional advances totalling $57,060 and expensed these amounts in the period.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

9.   INVESTMENT IN FILM AND TELEVISION PROGRAMS (continued)

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

10.    LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year ended June 30, 2010, which were 14,696,744 shares (2009 - 13,721,744; 2008 – 13,721,744).

The Company had 6,193,000 share purchase warrants and 100,000 stock options issued and outstanding as at June 30, 2010. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

11.    INCOME TAXES

The effective tax rate of Nil (2009 – Nil; 2008 - Nil) for income taxes varies from the statutory income tax rate of approximately 31% (2009 – 36%; 2008 - 36%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has determined that it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2010	2009	2008
Amounts related to tax loss and credit carry forwards	$874,000	$1,238,000	$933,000

Net future tax assets	874,000	1,238,000	933,000
Less: Valuation allowance	(874,000)	(1,238,000)	(933,000)
	$-	$-	$-

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

11.   INCOME TAXES (continued)
The tax effect (computed by applying the Canadian federal and provincial statutory rates) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2010	2009	2008
Canadian statutory income tax rate	31.00%	36.00%	36.00%
Income tax recovery at statutory income tax rate	$(72,083)	$(329,854)	$(287,369)
Tax effect of:
Permanent differences and other	(8,645)	12,090	-
Change in valuation allowance	80,728	317,764	287,369
Income Tax Recovery	$-	$-	$-

The Company has carry forward tax losses of approximately $3.5 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in the financial statements.

2011	$214,000
2015	204,000
2016	603,000
2027	536,000
2028	668,000
2029	911,000
2030	260,000
$3,396,000

12.    RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. The transactions recorded approximate the fair market value of the transactions.  Related party transactions and balances not disclosed elsewhere in the financial statements are:

i.
Consulting fees include $55,000 paid to the existing Chief Financial Officer for services rendered during the period (2009 - $ 60,000; 2008 – $60,000).  Consulting fees in 2010 also include $30,000 of fees paid to an affiliate of the largest shareholder and $7,500 to the new Chief Executive Officer for various consulting services rendered in the last three months of fiscal 2010.  No such fees were paid in fiscal 2009 or 2008 to the latter two parties.

ii.
Office and general expenses include approximately $nil (2009 - $26,000; 2008 – $58,000) of reimbursable expenses to the former Chief Executive Officer for various costs including rent, communications, health benefits, and professional fees.

13.   COMMITMENTS AND CONTINGENT LIABILITIES

(i)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co

(ii)
producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

14.    SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the fiscal years ended June 30, 2010, 2009, and 2008.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

	2010				2009				2008
	Licen.	Prod.	Dist.	Total	Licen.	Prod.	Dist.	Total	Licen.	Prod.	Dist.	Total

Total revenue	$-	$-	$-	$-	$-	$-	$-	$-	-	-	-	$-
Earnings (losses) from operations	-	-	-	-	-	-	-	-	(25,000)	-	(483,944)	$(508,944)
Total assets	-	-	-	-	-	-	-	-	-	-	20,179	$20,179
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540	-	32,540	-	$32,540
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$-				$-				$-
Other				-				4,901				40,012
				$-				$4,901				$40,012
Net Loss
Total losses from reportable segments				$-				$-				$(508,944)
Other				(232,527)				(916,260)				(279,867)
				$(232,527)				$(916,260)				$(788,811)
Assets
Total assets used for reportable segments				$-				$-				$20,179
Other				183,329				410,482				1,366,220
				$183,329				$410,482				$1,386,399
Liabilities
Total liabilities of the reportable segments				$32,540				$32,540				$32,540
Other				25,141				58,767				152,005
				$57,681				$91,307				$184,545

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

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

(b)    Exchange rate risk:

The operating results and financial position of the Company are reported in Canadian dollars.  A significant part of company’s cash is held in US dollars – approximately 62% of total assets at June 30, 2010 (95% as of June 30, 2009).  The results of the company’s operations are therefore subject to currency transaction and translation risk.

Comparative foreign exchange rates as at June 30, 2010 are as follows:

	June 30,
	2010	2009
US Dollar to CDN Dollar	1.0646	1.1630

16.   CAPITAL DISCLOSURES

The Company is an Over-The-Counter-Bulletin-Board company currently reviewing investment opportunities and considers the items included in Shareholder’s Equity as capital. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue potential investments and may raise additional capital through the equity markets as additional capital is required.  The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital.  The Company’s capital risk management strategy remains unchanged from the year ended June 30, 2009.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

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

There were no significant differences between Canadian GAAP and US GAAP which had any impact on the consolidated balance sheet and consolidated statement of cash flows.

The following are brief comments on the treatment of certain key items

(i)   Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates.  Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted rates.  There were no significant differences between enacted and substantively enacted rates for the periods presented.

(ii)     Accounting for uncertainty in income taxes

U.S. GAAP provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return.

Effective May 1, 2007 the Company adopted the U.S. GAAP guidance in accounting for uncertainty in income taxes. The adoption did not result in any adjustment to opening retained earnings under U.S. GAAP. As a result of the implementation of this guidance, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes accrued interest related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expenses.

The Company is subject to taxation in Canada. The Company is open to audit under the statute of limitations by the Canada Revenue Agency for years ended June 30, 2007 to June 30, 2010.

Adoption of New Accounting Policies

(i)   Financial Accounting Standards Board’s Codification of US GAAP

On July 1, 2009, the FASB’s Codification of US GAAP (the “Codification”) was issued to create a consolidated reference source for all authoritative non-governmental US GAAP. The Codification was not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. References in the Company’s consolidated financial statements to US GAAP have been updated to reflect the Codification.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

17.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

(ii)   Business combinations

In December 2007, the FASB issued ASC 805 — Business Combinations (“ASC 805”) (formerly referred to as FAS 141R) which is effective for fiscal years beginning after December 15, 2008. ASC 805, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008. This Standard modifies the accounting of certain aspects of business combinations. The adoption of ASC 805 did not have a material impact on the Company’s consolidated financial statements.

(iii)   Non-controlling interests

In December 2007, the FASB also issued ASC 810 - Non-controlling Interests in Consolidated Financial Statements (“ASC 810”). ASC 810 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. ASC 810 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The adoption of ASC 810 did not have a material impact on the Company’s consolidated financial statements.

(iv)   Derivative Instruments and Hedging Activities

In March 2008, the FASB issued ASC 815  “Disclosures about Derivative Instruments and Hedging Activities” (“ASC 815”). This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The adoption of ASC 815 did not have a material impact on the Company’s consolidated financial statements.

(v)   Subsequent events

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). This Statement established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement details the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occur after the balance sheet date. The adoption of ASC 855 did not have a material impact on the Company’s consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

17.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

(vi)   The Fair Value Measurement of Liabilities

In August 2009, the FASB issued ASU 2009-05 “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which provides amendments to Subtopic 820-10 “Fair Value Measurements and Disclosures — Overall” and is effective prospectively for interim periods beginning after October 1, 2009 for the Company. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one of the valuation techniques that uses (a) the quoted price of the identical liability when traded as asset; (b) quoted prices for similar liabilities when traded as assets; or another valuation technique that is consistent with the principles of Topic 820 “Fair Value Measurements and Disclosures”. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk.  ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of liability. The adoption of ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.

(vii)   Equity method investees

Effective January 1, 2009 the Company adopted the FASB’s guidance on equity method investment accounting considerations which is included in ASC 323 — Investments — Equity Method and Joint Ventures and applicable for fiscal years beginning on or after December 15, 2008. The guidance indicates when investments accounted for using the equity method are impaired and the appropriate initial measurement and accounting for subsequent changes in ownership percentages. The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.

Future U.S. accounting policy changes

(i)    Accounting of Transfers of Financial Assets an amendment of FASB No. 140

In June 2009, FASB issued Statement No. 166, Accounting of Transfers of Financial Assets an amendment of FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This statement is now known as ASC 860. This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company does not believe that the new standard will have any material impact to the Company’s consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

17.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

 (ii)   Variable interest entities an Amendment to FASB Interpretation No.46(R)

In June 2009, FASB issued Statement No. 167, Amendment to FASB Interpretation No.46(R). This Statement improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company does not believe that  the new standard will have any material impact to the Company’s consolidated financial statements.

18.   SUBSEQUENT EVENTS

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option at any time after July 15, 2011 and until July 15, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities at any time until July 15, 2012.