Form 20-F/A
period 2010-06-30
LiveReel Media CORP
filed 2010-10-29
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JUNE 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from  _____     to _____

Commission file number 000-50492

LIVEREEL MEDIA CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

2300 Yonge Street, Suite 1710, P.O. Box 2408,
Toronto, Ontario M4P 1E4, Canada
 (Address of principal executive offices)

Jason D. Meretsky
2300 Yonge Street, Suite 1710, P.O. Box 2408,
Toronto, Ontario M4P 1E4, Canada
Telephone: 416-593-6543
Facsimile: 416-480-2803
(Name, Address, Telephone Number, E-mail and Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without par value
Title of each class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of June 30, 2010, there were 17,621,744 shares of the registrant’s Common Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes []    No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes []    No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes [X]     No []

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes [X]     No []

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer []	Accelerated filer []	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP []	International Financial Reporting Standards []	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 [X]    Item 18 []

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes []    No [X]

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F/A of LiveReel Media Corporation (the “Company”) is being filed solely to amend  Item 6 of Part 1 and the Exhibit 12 management certification exhibits filed under Item 19 of Part III to the Company’s Annual Report on Form 20-F for the year ended June 30, 2010 (the “Original Report”), which was originally filed with the Securities and Exchange Commission on October 7, 2010. As originally filed, Item 6 inadvertently did not reflect that Jason Meretsky, a director and officer of the Company, also serves as a director of CECO Environmental Corp.  The Exhibit 12 certification included with the Original Report inadvertently omitted certain required language.  As amended herein, Item 6 now reflects this updated information and the Item 12 certifications contain the required language.  Item 6 to Amendment No. 1 to Form 20-F/A supersedes and replaces Item 6 to the Original Report.  Exhibits 12.1 and 12.2 supersede and replace the Exhibit 12 exhibits to the Original Report.

The Form 20-F/A consists of a cover page, the explanatory note, Item 6 of Part 1, a signature page and currently dated certifications (which include corrected Exhibit 12.1 and 12.2 certifications) by our chief executive officer and chief financial officer.

Except as described above, this Amendment No. 1 does not modify or update the disclosure in, or exhibits to the Original Report.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

Mr. Jason Meretsky joined the board on March 31, 2010. He also assumed the role of chief executive officer and corporate secretary effective the same date. Mr. Meretsky has served as a corporate and securities attorney with Meretsky Law Firm based in Toronto, Canada since July 2009 as well as participated in various other entrepreneurial pursuits.  Prior to that, he served as Executive Vice President, Corporate Development of Avid Life Media Inc., a Canadian-based online media company (2008 - 2009) and Vice President and General Counsel of Enghouse Systems Ltd. (TSX: ESL), a public enterprise technology company (2004 - 2008).  Prior thereto, Mr. Meretsky practiced corporate and securities law as a partner with Goodman and Carr LLP, a Toronto-based law firm.  Mr. Meretsky has served on the board of directors of Homeserve Technologies Inc. (since 2002), which was previously listed on the Toronto Stock Exchange and provides services and technology products for business-to-business clients whose customers are engaged in the move or homeownership lifecycle, and also serves on its Audit Committee.  Mr. Meretsky has also served on the board of directors of CECO Environmental Corp. (since May 2010) (Nasdaq:CECE), an air pollution control technology company.  Mr. Meretsky completed the Joint J.D./M.B.A Program from the Schulich School of Business at York University and from Osgoode Hall Law School, and is a member in good standing of the Law Society of Upper Canada.

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

PART III

ITEM 19 - EXHIBITS

b)   Exhibits

 The following documents are filed as part of this Annual Report on Form 20-F

1.1
Application for Authorization to continue in another jurisdiction dated October 20, 2006.- Incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed on December 26, 2006. *

1.2	Articles of Incorporation of the Company - Incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004. *
1.3	By-Laws of the Company - Incorporated herein by reference to Exhibit 1.3 to the Company’s Registration Statement on Form 20-F filed on December 26, 2006. *
1.4
Certificate of name change from Minedel Mining & Development Company Limited to Minedel Mines Limited - Incorporated herein by reference to Exhibit 1.3 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004. *

1.5
Certificate of name change from Minedel Mines Limited to Havelock Energy & Resources Inc. - Incorporated herein by reference to Exhibit 1.4 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004. *

1.6
Certificate of name change from Havelock energy & Resources Inc. to Municipal Ticket Corporation - Incorporated herein by reference to Exhibit 1.5 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004. *

1.7
Certificate of name change from Municipal Ticket Corporation to I.D.Investment Inc. - Incorporated herein by reference to Exhibit 1.6 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004. *

1.8	Certificate of amalgmation. to Biolink Corporation - Incorporated herein by reference to Exhibit 1.7 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004. *
1.9
Certificate of name change from Biolink Corp. to First Empire Entertainment.com Inc. - Incorporated herein by reference to Exhibit 1.8 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004. *

1.10
Certificate of name change from First Empire Entertainment.com Inc. to First Empire Corporation Inc. - Incorporated herein by reference to Exhibit 19 to the Company’s Annual Report on Form 20-F filed on March 12, 2004. *

1.11
Certificate of name change from First Empire Corporation Inc. to Noble House Entertainment Inc. dated November 4, 2004 - Incorporated herein by reference to Exhibit 1.10 to the Company’s Annual Report on Form 20-F filed on December 1, 2005. *

1.12
Articles of Amendment dated November 19, 2004 consolidating the common shares of the Company on the basis of one new common share in exchange for every two old common shares - Incorporated herein by reference to Exhibit 1.11 to the Company’s Annual Report on Form 20-F filed on December 1, 2005. *

1.13
Certificate of name change from First Empire Music Corp. to Noble house Film & Television Inc. dated January 21, 2005 - Incorporated herein by reference to Exhibit 1.12 to the Company’s Annual Report on Form 20-F filed on December 1, 2005. *

1.14
Certificate of name change from Noble House Film & Television Inc. to LiveReel Productions Corporation dated August 10, 2006 - Incorporated herein by reference to Exhibit 1.14 to the Company’s Registration Statement on Form 20-F filed on December 26, 2006. *

1.15
Certificate of name change from Noble House Entertainment Inc. to LiveReel Media Corporation dated October 12, 2006 - Incorporated herein by reference to Exhibit 1.15 to the Company’s Registration Statement on Form 20-F filed on December 26, 2006. *

2.(a).	Specimen Common Share certificate - Incorporated herein by reference to Exhibit 2(a) to the Company’s Annual Report on Form 20-F filed on December 1, 2005. *
4.(b)
Offer to Purchase dated November 30, 2004 regarding acquisition of film properties from Noble House Production Inc. - Incorporated herein by reference to Exhibit 1.12 to the Company’s Annual Report on Form 20-F filed on December 1, 2005. *

4.(c)	2006 Consultant Stock Compensation Plan and 2006 Stock Option Plan - Incorporated hereinby reference to Form S-8 filed on March 9, 2006. *
11.	Code of Ethics - Incorporated herein by reference to Exhibit 11 to the Company’s Registration Statement on Form 20-F filed on December 28, 2009. *
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14(a)(i) Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006. *
14(a)(ii) Audit Committee Charter - Incorporated herein by reference to Exhibit 14 (a)(ii) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006. *

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LIVEREEL MEDIA CORPORATION

/S/ JASON D. MERETSKY
Name:	Jason D. Meretsky
Title:	Chief Executive Officer
Date:	October 28, 2010