Form 20-F
period 2011-06-30
LiveReel Media CORP
filed 2011-12-01
CIK 1168981

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to __________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15D OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 23,521,744 as at June 30, 2011

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
☑Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17: ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended June 30, 2011, 2010 and 2009.  These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2007 through 2011 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

Financial data in accordance with Canadian GAAP (CDN $) - Fiscal year ended June 30

	2011	2010	2009	2008	2007

Revenue	$-	$-	$4,901	$40,012	$72,697
Net Loss	(250,554)	(232,527)	(916,260)	(788,811)	(624,965)
Net loss per Share (1)	(0.01)	(0.02)	(0.07)	(0.06)	(0.04)
Working Capital (Deficit)	(64,844)	125,648	319,175	1,201,854	1,965,665
Total Assets	77,156	183,329	410,482	1,386,399	2,105,100
Capital Stock (2)	7,880,660	6,728,846	6,656,265	6,656,265	6,656,265
Warrants (2)	-	1,146,081	1,146,081	1,146,081	1,146,081
Shareholders' Equity (Deficit)	(64,844)	125,648	319,175	1,201,854	1,990,655
Weighted Average Number of Shares Outstanding	21,227,300	14,696,744	13,721,744	13,721,744	14,089,963

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

Financial data in accordance with U.S. GAAP (CDN $) – Fiscal year ended June 30

	2011	2010	2009	2008	2007

Revenue	$-	$-	$4,901	$40,012	$72,697
Net Loss	(250,554)	(232,527)	(916,260)	(788,811)	(624,695)
Comprehensive Loss	(250,554)	(232,527)	$(916,260)	$(788,811)	$(624,695)
Loss per Share	$(0.01)	$(0.02)	$(0.07)	$(0.06)	$(0.04)
Total Assets	$77,156	$183,329	$410,482	$1,386,399	$2,105,100
Warrants (1)	-	1,146,081	1,146,081	1,146,081	1,146,081
Shareholders' Equity (Deficit)	$(64,844)	$125,648	$319,175	$1,201,854	$1,990,655

(1) During the fiscal 2006, 6,193,600 warrants were issued in connection with various private placements and the acquisition of certain theatrical film properties. The valuation of these warrants in 2006 and 2007 was applied to the capital stock and resulted in an negative amount which is not permitted under US GAAP. These items were restated in the 2008 audited financial statements with no impact on shareholder's equity, the consolidated statement of operations, consolidated statement of cash flows and the basic and diluted loss per share. During the 2010 fiscal year, 3,900,000 options were exercised for gross proceeds of US$39,000.

The Company has not declared or paid any dividends in any of its last five fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On October 31, 2011, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.0065.

The following table sets out the high and low exchange rates for each of the last six months.

2011	October	September	August	July	June	May

High for period	$1.0088	$1.0251	$1.0414	$1.0607	$1.0368	$1.0517
Low for period	$0.9514	$0.9540	$1.0052	$1.0320	$1.0135	$1.0218

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended June 30,
	2011	2010	2009	2008	2007
Average for the year	1.0013	1.0555	1.1662	1.0104	1.1323

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

Subsequent to the fiscal year end, the Company entered into the following loan arrangements:

(i)
on July 21, 2011 the Company entered into unsecured loan agreements with its largest shareholder, Mad Hatter Investments Inc., and another related entity, 1057111 Ontario Limited, in the aggregate principal amount of $50,001.  The loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share; and

(ii)
on November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.

The Company has significant debts mostly with its largest shareholder.  The failure of the Company to pay its debts when due may result in the creditors realizing on the assets of the Company.

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

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2011, we had approximately 23,521,744 shares of common stock outstanding of which approximately 18,767,200 are restricted securities under Rule 144 promulgated under the Securities Act.

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

ITEM 4 - INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was originally incorporated under the Business Corporation Act (Ontario) on March 18, 1997 as a result of an amalgamation under the name "Biolink Corp." The Company went through several name changes and changes in its business activities.  The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006. The Company’s wholly-owned subsidiary changed its name from Noble House Film & Television Inc. to LiveReel Productions Corporation (“LRPC”) effective August 10, 2006. On October 26, 2006, LiveReel completed its continuance under the jurisdiction of the Business Corporation Act (Canada) from being governed by the Ontario Business Corporation Act (Ontario).

The Company is a “reporting issuer” in the Province of Ontario, Canada which is governed by the Ontario Securities Commission. Its common shares are currently listed and traded on the Over-the-Counter Bulletin Board (OTCBB) of the National Association of Securities Dealers (NASD) under the trading symbol “LVRLF”.

The Company’s business plan continued to evolve in fiscal 2011.  During most of fiscal 2006, management focused on three major activities: development and licensing of film properties, providing production consulting including pre and postproduction and sales exploitation of films.  However, following successful completion of two private placements in April 2006 and June 2006, in which the Company raised approximately $3 million, there was a change in management and composition of the board of directors.

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

Subsequent to the fiscal year end the Company entered into the following loan arrangements:

(iii)
on July 21, 2011 the Company entered into unsecured loan agreements with its largest shareholder, Mad Hatter Investments Inc., and another related entity, 1057111 Ontario Limited, in the aggregate principal amount of $50,001.  The loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share; and

(iv)
on November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.

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

(C) ORGANIZATIONAL STRUCTURE

As at June 30, 2011, the Company had only one wholly-owned subsidiary, LiveReel Productions Corporation, as explained above in (A).

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

Results of operations

Year ended June 30	2011	2010	2009
	in CDN $	in CDN $	in CDN $
Income	-	-	4,901
Expenses	$(250,554)	$(232,527)	$(921,161)

Net loss for year	$(250,554)	$(232,527)	$(916,260)
Deficit at end of year	$(8,293,203)	$(8,042,649)	$(7,810,122)

Overview

The following were the key events in the year ended June 30, 2011 –

1.
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

2.	On October 4, 2010, the Company cancelled 100,000 options previously issued to the Chief Financial Officer.

3.	On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN. In addition, 293,600 previously issued warrants expired on November 30, 2010.

Subsequent to the fiscal year end, the Company entered into the following loan arrangements:

(i)
on July 21, 2011 the Company entered into unsecured loan agreements with its largest shareholder, Mad Hatter Investments Inc., and another related entity, 1057111 Ontario Limited, in the aggregate principal amount of $50,001.  The loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share; and

(ii)
on November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.

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

Income

The Company’s primary source of income in the year ended June 30, 2010, 2009 and 2008 was from interest earned on excess cash balances.

Expenses

The overall analysis of the expenses is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2011	2010	2009

Loss on investments	$-	$-	$854,858
Consulting expenses	165,000	92,500	60,000
Professional fees	40,410	48,883	59,354
Office and general	15,786	44,547	75,911
Foreign exchange loss (gain)	8,220	33,851	(175,838)
Shareholder information	20,428	11,137	11,610
Bank charges and interest	710	1,609	1,685
Stock based compensation	-	-	33,581
	$250,554	$232,527	$921,161

Loss on Investments

On November 13, 2008, the board of directors of the Company authorized management to be able to invest a portion of its excess cash on hand in exchange traded securities.  These investments commenced in the third quarter of fiscal 2009, and resulted in a gain of approximately $31,000 during that quarter.  However, in the fourth quarter the Company lost approximately $886,000 on such investments.  During fiscal 2010 and fiscal 2011, no further investment of short term cash has occurred.

Consulting Expenses

Consulting fees include $120,000 of fees earned by the largest shareholder (2010 - $30,000; 2009 – nil) and $30,000 earned by the new Chief Executive Officer (2010 - $7,500; 2009 – nil) for various consulting services rendered in the year ended June 30, 2011.   $60,000 of the amount earned by the largest shareholder and $2,500 of the amount earned by the new Chief Executive Officer in the year ended June 30, 2011 were included in accounts payable at June 30, 2011.

Consulting fees also include $15,000 paid to the existing Chief Financial Officer for services rendered during the period (2010 - $ 55,000; 2009 – $60,000).

Professional Fees

Professional fees in the twelve months ended June 30, 2011 were comprised of legal fees of $21,910 and audit fees of $18,500.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.  Professional fees include $17,594 paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the year ended June 30, 2011.   No such fees were paid in the years ended June 30, 2010 and 2009.

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

Insurance costs for the twelve months ended June 30, 2011 of $14,400 (2010 - $41,400; 2009 - $47,761) relate to a directors and officers insurance policy.

The Company also reimbursed the former CEO for various general and office expenses totalling in fiscal 2009 of approximately $26,000 including costs for his rent, communications costs, health benefits and professional fees.  No such costs were incurred in fiscal 2010 or fiscal 2011.

Foreign Exchange Loss (Gain)

Exchange loss for the twelve months ended June 30, 2011 and 2010 related entirely to the translation of US dollar balances and transactions into Canadian dollars at the relevant measurement date compared to the prior year’s measurement date as the Canadian dollar strengthened against the US dollar.

Exchange gain for the twelve months ended June 30, 2009 of approximately $176,000 related entirely to the translation of US dollar balances and transactions into Canadian dollars at June 30, 2009.

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

During fiscal 2009, on July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to Gregg Goldstein, CEO, were cancelled.   Finally, a new grant of 3,900,000 options to Gregg Goldstein, CEO, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  In addition, the conversion price of all previously issued warrants was reduced to US $0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.  This resulted in the recording of stock compensation of $33,581 during fiscal 2010 as stock based compensation expense.

Shareholder Information

Shareholder information costs in the twelve months ended June 30, 2011 comprised annual general meeting costs of $9,442, transfer agent fees of $5,070 and regulatory and related filing fees of $5,916.

Shareholder information costs in the twelve months ended June 30, 2010 comprised transfer agent fees of $5,546 and regulatory and related filing fees of $5,591.

Shareholder information costs in the twelve months ended June 30, 2009 comprised transfer agent fees of $4,787 and regulatory and related filing fees of $6,823.

Warrants

As at June 30,	2011		2010
	# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at end of year	-	$-	6,193,600	$1,146,081

On November 20, 2010, 5,900,000 warrants were exercised at US$0.01 per warrant resulting in proceeds of $60,062.  In addition, 293,600 previously issued warrants expired on November 30, 2010.  The fair value of the expired warrants were reclassified to Contributed Surplus and the fair value of the exercised warrants was reclassified to Capital Stock as a result of the November transactions.

The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2011, the Company had a negative net working capital position of $64,844 compared to a positive working capital position of $125,648 as of June 30, 2010.   Cash on hand as at June 30, 2011 was $8,596 compared to $144,006 in cash as at June 30, 2010.

The working capital position has declined by approximately $190,000 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2011.

Subsequent to the fiscal year end, the Company entered into the following loan arrangements:

(i)
on July 21, 2011 the Company entered into unsecured loan agreements with its largest shareholder, Mad Hatter Investments Inc., and another related entity, 1057111 Ontario Limited, in the aggregate principal amount of $50,001.  The loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share; and

(ii)
on November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.

Operating cash flow

During fiscal 2011, operating activities required a net cash flow of $250,554 which was spent on corporate operations.

The operating cash requirement was met through cash on hand in the Company and the above-noted loans.

Investment cash flows

The Company had no investment activities during the year.

Financing cash flows

The Company had no financing activities during the year.

(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2011, 2010 and 2009.

(D) TREND INFORMATION

 There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2011 and 2010, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

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

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the years ended June 30, 2011, 2010 and 2009 are discussed in Note 12 of the audited consolidated financial statements.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Mr. Jason Meretsky joined the board on March 31, 2010. He also assumed the role of chief executive officer and corporate secretary effective the same date. Mr. Meretsky has served as a corporate and securities attorney with Meretsky Law Firm based in Toronto, Canada since July 2009 as well as participated in various other entrepreneurial pursuits.  Prior to that, he served as Executive Vice President, Corporate Development of Avid Life Media Inc., a Canadian based online media company (2008 - 2009) and Vice President and General Counsel of Enghouse Systems Limited (TSX: ESL), a public enterprise technology company (2004 - 2008).  Prior thereto, Mr. Meretsky practiced corporate and securities law as a partner with Goodman and Carr LLP, a Toronto based law firm.  Mr. Meretsky also serves on the board of directors of CECO Environmental Corp. (since May 2010) (Nasdaq: CECE), an air pollution control technology company, and Biosign Technologies Inc. (TSXV: BIO), a provider of biomedical systems including intelligent systems for non-invasive monitoring of common health risks associated with blood pressure, life style, and medication.  Mr. Meretsky also holds positions on several currently inactive private companies, including President, Secretary and Director of Primera Realty Corporation (since 1992) and Chief Executive Officer and Director of Home Staging Corporation and its subsidiaries (since 2009).  Mr. Meretsky completed the Joint J.D./M.B.A Program from the Schulich School of Business at York University and from Osgoode Hall Law School, and is a member in good standing of the Law Society of Upper Canada.

Mr. Stephen Wilson became a director and chief financial officer and corporate secretary on September 14, 2006.  He resigned in his capacity of corporate secretary and director on March 31, 2010 but retained the chief financial officer role.  Mr. Wilson has held various senior financial and operating positions in a number of private and public companies over the last 15 years in both Canada and the United States. He has extensive experience in mergers and acquisitions and raising capital for high growth companies. He is a graduate of the University of Michigan and a chartered accountant.

Ms. Janice Barone joined the board as independent director on March 31, 2010. Ms. Barone has over 20 years of banking and financial service experience.  Currently, Ms. Barone is the Executive Finance Assistant of Icarus Investment Corp., a private investment holding company (2009 – present).  From 2006 to 2009, Ms. Barone was the Personal Assistant to the Chairman and CEO of Kaboose Inc. (TSX:KAB), a family focused online media company which was previously listed on the Toronto Stock Exchange.  Prior thereto, Ms Barone had various roles in personal and corporate banking at HSCB and its predecessors banks (1995 – 2004).

Ms. Diana van Vliet joined the board as an independent director on March 31, 2010. She has been employed in the investment banking business since 1987 and has experienced in retail and institutional account care, back office operations, compliance and syndication.  Ms. Van Vliet has worked as Corporate Secretary with LDL Corp., a private investment firm since April 2003.

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

2. Statement of Executive Compensation

Mr. Jason Meretsky has a consulting contract calling for the payment of monthly fees of $2,500 and can be terminated with one month’s notice.  From time to time, Mr. Meretsky provides legal services to the Corporation.  For the fiscal year ended June 30, 2011, a law firm affiliated with Mr. Meretsky was paid $17,594 for legal services (inclusive of disbursements).  No such fees were paid in the years ended June 30, 2010 and 2009.   Mr. Meretsky has no options.

Mr. Stephen Wilson consulting contract of $5,000 monthly ceased as of May 31, 2010, and thereafter he is paid on a per work basis.  Mr. Wilson has no options.

The following table and accompanying notes set forth all compensation paid by the Company to all persons who served as Company directors and senior management during the fiscal year ended June 30, 2011.  The information is provided for the fiscal years ended 2011, 2010 and 2009.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus	Other annual compensation	Securities under options/SARs Granted (1)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation
		($)	($)	($)	(#)	($)	($)
Jason Meretsky, CEO and Secretary	2011	30,000	-	-	-	-	-	-
	2010	7,500	-	-	-	-	-	-
	2009	-	-	-	-	-	-	-

Stephen Wilson, CFO	2011	15,000	-	-	-	-	-	-
	2010	55,000	-	-	-	-	-	-
	2009	60,000	-	-	-	-	-	-

Notes:

1.	“SAR” means stock appreciation rights
2.	“LTIP” means long term incentive plan

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of LiveReel. In carrying out its mandate the Board holds at least four meetings annually. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 4 meetings during our fiscal year ended June 30, 2011.  To assist in the discharge of its responsibilities, the Board has designated two standing committee: a Corporate governance Committee and an Audit Committee, as more particularly discussed below.

Corporate Governance Committee

The Company does not currently have a Corporate Governance Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would not be practical for the Company at this time. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of the two independent directors - Ms. Janice Barone and Ms. Diana van Vliet.

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

The Company’s Audit Committee’s charter was detailed in the annual report for fiscal 2005 and became effective on August 2, 2005.

The Audit Committee assists the Board in fulfilling its responsibilities for our accounting and financial reporting practices by:

·	·reviewing the quarterly and annual consolidated financial statements and management discussion and analyses;
·
·	meeting at least annually with our external auditor;
·
·	reviewing the adequacy of the system of internal controls in consultation with the chief executive and financial officer;
·
·	reviewing any relevant accounting and financial matters including reviewing our public disclosure of information extracted or derived from our financial statements;
·
·
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

·
·	pre-approving all non-audit services and recommending the appointment of external auditors; and

·	reviewing and approving our hiring policies regarding personnel of our present and former external auditor

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

The Corporation had the following plans as at June 30, 2011:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons at October 31, 2011:

Name	# of Common shares held at October 31, 2011	# of Warrants	Exercise price - in US$	Expiry date(s)	# of options held at October 31, 2011	Expiry date
Jason Meretsky	Nil	Nil	N/A	N/A	N/A	N/A
J. Stephen Wilson	Nil	Nil	N/A	N/A	N/A	N/A

As of June 30, 2011, the Company had 23,521,744 shares of common stock outstanding.  There are no outstanding options or warrants to purchase common stock.

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

As at October 31, 2011, Intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 7.6% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as of October 31, 2011.  As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of shareholder	No. of shares held	% of issued shares
Mad Hatter Investments Inc. (1)	13,692,588	58.2%
Snapper Inc.	795,000	5.8%
__________

(1)
Does not include LDL Corp., LEO Capital Inc. and 1530403 Ontario Inc., each which is related to Mad Hatter Investments Inc., own 549,385 (or 2.3%), 950,000 (or 4.0%) and 475,000 (or 2.0%) of the issued and outstanding Common Shares, respectively.

All of the Company’s shareholders have the same voting rights.

At October 31, 2011, the Company had 23,521,744 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 358 record holders (excluding the beneficial shareholders held through the intermediaries), 8 of which (including the beneficial shareholders held through the intermediaries), holding an aggregate of 508,998 shares or 2.9% of common stock, were in the United States.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions during the year ended June 30, 2011 are as follows:

1.
Consulting fees include $30,000 paid to the new Chief Executive Officer for services rendered during the period July 1, 20110 to June 30, 2011 (2010 – $7,500; 2009 – Nil) of which $2,500 earned in the year ended June 30, 2011 were included in accounts payable at June 30, 2011.   A law firm related to the Chief Executive Officer was paid for legal services of $17,594 (inclusive of disbursements) in the year ended June 30, 2011 (2010 – Nil; 2009 – Nil).

2.	Consulting fees include $15,000 paid to the existing Chief Financial Officer for services rendered during the period (2010 - $55,000; 2009 – $60,000).

3.
Consulting fees include $120,000 paid to its controlling shareholder for services rendered (2010 - $30,000; 2009 – nil) of which $60,000 earned in the year ended June 30, 2011 were included in accounts payable at June 30, 2011.

Subsequent to the fiscal year end the Company entered into the following loan arrangements:

1.
On July 21, 2011 the Company entered into unsecured loan agreements with its largest shareholder, Mad Hatter Investments Inc., and another related entity, 1057111 Ontario Limited, in the aggregate principal amount of $50,001.  The loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share.

2.
On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.

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

Subsequent to the fiscal year end the Company entered into the following loan arrangements:

1.
On July 21, 2011 the Company entered into unsecured loan agreements with its largest shareholder, Mad Hatter Investments Inc., and another related entity, 1057111 Ontario Limited, in the aggregate principal amount of $50,001.  The loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share.

2.
On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.

ITEM 9 - THE OFFER AND LISTING

 (A) OFFER AND LISTING DETAILS

The Company’s common shares began trading on OTCBB on April 27 2005. Prior to that date, the Company’s shares were traded “Over-the Counter” on the Canadian Unlisted Board (“CUB”) for a brief while in 2000. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB.

The following table outlines the annual high and low market prices for each of the fiscal years since the trading date of April 27, 2005:

Fiscal year ended June 30	High in US $	Low in US$
2011	0.02	0.01
2010	0.02	0.01
2009	0.08	0.01
2008	0.06	0.02
2007	1.70	0.06
2006	2.15	0.61
2005 (April 28, 2005 to June 30, 2005)	0.65	0.54

The following table outlines the high and low market prices for each fiscal financial quarter for each of the quarters since April 27, 2005 and any subsequent period:

Fiscal Quarter ended	High in US $	Low in US$
September 30, 2011	0.02	0.02
June 30, 2011	0.01	0.01
March 31, 2011	0.01	0.01
December 31, 2010	0.01	0.01
September 30, 2010	0.0275	0.01
June 30, 2010	0.006	0.006
March 31, 2010	0.015	0.006
December 31, 2009	0.08	0.08
September 30, 2009	0.01	0.01
June 30, 2009	.015	0.015
March 31, 2009	0.08	0.012
December 31, 2008	0.08	0.012
September 30, 2008	0.02	0.01
June 30, 2008	0.03	0.02
March 31, 2008	0.04	0.03
December 31, 2007	0.06	0.04
September 30, 2007	0.06	0.06
June 30, 2007	0.11	0.10
March 31, 2007	0.15	0.10
December 31, 2006	0.50	0.12
September 30, 2006	1.70	0.30
June 30, 2006	0.85	2.15
March 31, 2006	1.20	0.20
December 31, 2005	0.65	0.35
September 30, 2005	0.61	0.56

The following table outlines the high and low market prices for each of the most recent six months:

Month	High in US $	Low in US $
October 2011	$0.02	$0.02
September 2011	$0.02	$0.02
August 2011	$0.02	$0.02
July 2011	$0.01	$0.01
June 2011	$0.01	$0.01
May 2011	$0.01	$0.01

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

The Company received a new CUSIP number and changed its trading and listing symbol to “LVRLF” effective December 1, 2006.

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

New by-laws were adopted in the special meeting of shareholders on October 4, 2006 in compliance with the requirements of the Canada Business Corporation Act. The new by-laws were included in Exhibit 1.3 thereof, which exhibit has been incorporated by reference into this report.
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

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) "size of the parties" threshold - the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds $400 million in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed $400 million in the aggregate; and (b) "size of the transaction" threshold - the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed an annually established threshold (generally, $50-million - 70-million, based on the book value of the subject assets or Company in Canada, or gross revenues from sales in or from Canada generated from those assets or by the Company).  For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

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

The ICA requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the ICA (a “non-Canadian”) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The threshold level for non-Canadians who are World Trade Organization investors (as defined in the ICA) is in excess of $250 million, subject to an annual adjustment on the basis of a prescribed formula in the ICA to reflect inflation and real growth within Canada.

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

 ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rates.  The Company’s excess cash is held at a Canadian chartered bank in US and Canadian currencies and bears interest at various rates on monthly balances as at June 30, 2011.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the years ended June 30, 2011 and 2010, any foreign currency hedge contracts or commodity contracts, and the Company does not trade in such instruments.  We do not use derivative financial instruments.

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

ITEM 15 - CONTROLS AND PROCEDURES

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

C.  Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2011 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2011, the audit committee consisted of three directors, one of whom, Mr. Jason Meretsky would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Jason Meretsky’s background is described under Item 6(A) Directors and senior management.  He would not be considered an independent director under an objective test in that he serves as a consultant of the Company acting in capacity of the chief executive officer of the Company; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with Mr. Meretsky’s exercise of independent judgment in carrying out the responsibilities of a director.

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

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2011	June 30, 2010

Audit Fees	18,500	15,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

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

(a)Financial Statements -

(b)Exhibits

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

2.(a).	Specimen Common Share certificate - Incorporated herein by reference to Exhibit 2.(a) to the Company’s Annual Report on Form 20-F filed on December 1, 2005.

2.(b)(i)	Unsecured loan agreement with Mad Hatter Investments Inc. dated July 21, 2011.

2.(b)(ii)	Unsecured loan agreement with 1057111 Ontario Limited dated July 21, 2011.

2.(b)(iii)	Secured loan agreement with Enthrive Inc. dated November 23, 2011.

4.(b)
Offer to Purchase dated November 30, 2004 regarding acquisition of film properties from Noble House Production Inc. - Incorporated herein by reference to Exhibit 1.12 to the Company’s Annual Report on Form 20-F filed on December 1, 2005.

4.(c)	2006 Consultant Stock Compensation Plan and 2006 Stock Option Plan - Incorporated hereinby reference to Form S-8 filed on March 9, 2006.

11.	Code of Ethics.

12	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.a	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(i)	Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006,

14(a)(ii)	Audit Committee Charter - Incorporated herein by reference to Exhibit 14 (a)(ii) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006,

99.1	Consolidated Financial Statements for the Years Ended June 30, 2011 and 2010

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this November 25, 2011.

LIVEREEL MEDIA CORPORATION

Per:  (signed) Jason D. Meretsky
Title: Chief Executive Officer