Form 20-F/A
period 2012-06-30
LiveReel Media CORP
filed 2013-02-08
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the registrant has elected to follow
Item 17:    Item 18: X

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

LiveReel Media Corporation is a Canadian corporation incorporated under the Federal Business Laws of Canada. Approximately 97% of its common stock is held by non-United States citizens and residents and our business is administered principally outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F/ A annual report format.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended June 30, 2012 and 2011 and a consolidated statement of financial position as at July 1, 2010.  These financial statements and the consolidated statement of financial position as at July 1, 2010 were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statementss have been prepared in accordance with IFRS applicable to the preparation of financial statements, including IFRS 1 (First-time adoption of IFRS). As disclosed in Note 2(a) of the consolidated financial statements for the fiscal year 2012, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position  at July 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 2(a) of the consolidated financial statements for the fiscal year 2012 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows.  Previously, the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

The following is a selected financial data for the Company for each of the last two fiscal years 2011 through 2012 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years, prepared in accordance with IFRS as issued by the IASB.  Selected financial dates for the fiscal years 2009 through 2010 are not presented since the related audited financial statements were prepared in accordance with Canadian GAAP and are therefore not comparable.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (Canadian $)

Operating data  – Fiscal year ended June 30

	2012	2011

Revenue	$-	$-
Net Loss	(161,139)	(250,554)
Net loss per Share (1)	(0.01)	(0.01)
Working Capital (Deficit)	(208,191)	(64,844)
Total Assets	37,217	77,156
Capital Stock (2)	7,880,660	7,880,660
Warrants (2)	-	-
Shareholders' Equity (Deficit)	(208,191)	(64,844)
Weighted Average Number of Shares Outstanding	23,521,744	21,227,300

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

The Company has not declared or paid any dividends in any of its last two fiscal years.

Exchange Rates

In this Annual Report on Form 20-F/A , unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

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

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

The Company is not profitable and has had no significant revenues since its inception in March 1997. While one of the film properties acquired by the Company in fiscal 2005 and the film that was financed in fiscal 2007 have now been developed into feature films for which the Company holds certain distribution rights, it is not clear whether this will generate any revenue for the Company. The Company has operated at a loss to date and in all likelihood will continue to sustain operating expenses in the foreseeable future. There is no assurance that the Company will ever be profitable.

The Company’s consolidated financial statements for the year ended June 30, 2012 have been prepared assuming that the Company will continue as a going concern, however, there can be no assurance that the Company will be able to do so. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

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

Results of operations

Year ended June 30	2012	2011
	in CDN $	in CDN $
Income	-	-
Expenses	(161,139)	(250,554)

Net loss for year	(161,139)	(250,554)
Deficit at end of year	(8,454,342)	(8,293,203)

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

2.	On October 4, 2010, the Company cancelled 100,000 options previously issued to the Chief Financial Officer.

3.	On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN. In addition, 293,600 previously issued warrants expired on November 30, 2010.

Income

No income was realized in the years ended June 30, 2012 and  2011.

Expenses

The overall analysis of the expenses is as follows:

	Year	Year
	Ended	Ended
	June 30,	June 30,
	2012	2011

Consulting expenses	$52,500	$165,000
Professional fees	56,395	40,410
Office and general	16,325	15,786
Foreign exchange loss	312	8,220
Shareholder information	18,652	20,428
Bank charges and interest	860	710
Accretion on debt	16,095	-
	$161,139	$250,554

Consulting Expenses

No consulting fees were paid to the largest shareholder of the Company in the fiscal year ended June 30, 2012 (2011 - $120,000), of which $60,000 of fees paid in fiscal 2011 have been accrued and remain unpaid.

The Chief Executive Officer of the Company received consulting fees of $30,000 in the fiscal year ended June 30, 2012 (2011 - $30,000).

The Chief Financial Officer of the Company received consulting fees of $22,500 in the fiscal year ended June 30, 2012 (2011 - $15,000).

Professional Fees

Professional fees in the twelve months ended June 30, 2012 were comprised of legal fees of $37,395 (2011 - $21,910) and audit and related fees of $19,000 (2011 - $18,500).  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.   Professional fees also include $15,754 paid to a law firm affiliated with the Chief Executive Officer for legal services provided during the year ended June 30, 2012 (2011 - $17,594;).

Office and General

These costs include insurance, rent, telephone, travel, and other general and administration costs.

Insurance costs for the twelve months ended June 30, 2012 of $15,120 (2011 - $14,400) relate to a directors and officers insurance policy.

Foreign Exchange Loss

Exchange loss for the twelve months ended June 30, 2012 and 2011 related entirely to the translation of US dollar balances and transactions into Canadian dollars at the relevant measurement date compared to the prior year’s measurement date as the Canadian dollar strengthened against the US dollar.

Shareholder Information

Shareholder information costs in the twelve months ended June 30, 2012 comprised annual general meeting costs of $4,680 (2011 - $9,442), transfer agent fees of $4,990 (2011 - $5,070) and regulatory and related filing fees of $8,982 (2011 - $5,916).

Warrants

As at June 30,	2012		2011		2010
	# of warrants	Fair value	# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at end of year	-	$ -	-	$ -	6,193,600	$1,146,081

On November 20, 2010, 5,900,000 warrants were exercised at US$0.01 per warrant resulting in proceeds of $60,062.  In addition, 293,600 previously issued warrants expired on November 30, 2010.  The fair value of the expired warrants were reclassified to Contributed Surplus and the fair value of the exercised warrants was reclassified to Capital Stock as a result of the November 2010 transactions.

The shares issuable upon exercise of the warrants issued are restricted in terms of their salability in accordance with the regulations of the U.S. Securities and Exchange Commission.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2012, the Company had a negative net working capital position of $208,191 compared to a negative net working capital position of $64,844 as of June 30, 2011.  Cash on hand as at June 30, 2012 was $13,771 compared to $8,596 in cash as at June 30, 2011.

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

Operating cash flow

During fiscal 2012, operating activities required a net cash flow of $94,825 which was spent on corporate operations (2011 -$195,472).

The operating cash requirement was met through cash on hand in the Company and financing activities as described below.

Investment cash flows

The Company had no investment activities during the year.

Financing cash flows

During fiscal 2012, the Company incurred cash flows from financing activities of $100,000 from the above-noted loans (2011 - $60,062 from the proceeds received from the exercise of 5,900,000 warrants as described above).

(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2012, and 2011.

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

(G)  SAFE HARBOR

Statements in Item 5 of this Annual Report on Form 20-F/A that are not statements of historical fact, constitute “forward-looking statements.”  See “Forward-Looking Statements” on page 1 of this Annual Report.  The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Mr. Jason Meretsky joined the board on March 31, 2010. He also assumed the role of Chief Executive Officer and corporate secretary effective the same date. Mr. Meretsky has served as a corporate and securities attorney with Meretsky Law Firm based in Toronto, Canada since July 2009 as well as participated in various other entrepreneurial pursuits.  Prior to that, he served as Executive Vice President, Corporate Development of Avid Life Media Inc., a Canadian based online media company (2008 - 2009) and Vice President and General Counsel of Enghouse Systems Limited (TSX: ESL), a public enterprise technology company (2004 - 2008).  Prior thereto, Mr. Meretsky practiced corporate and securities law as a partner with Goodman and Carr LLP, a Toronto based law firm.  Mr. Meretsky also serves on the board of directors of CECO Environmental Corp. (since May 2010) (Nasdaq: CECE), an air pollution control technology company, and Biosign Technologies Inc. (TSXV: BIO), a provider of biomedical systems including intelligent systems for non-invasive monitoring of common health risks associated with blood pressure, life style, and medication.  Mr. Meretsky also acts as Chairman of the Board of Sphere 3D Inc. (TSXV: ANY), a software emulation and virtualization technology company, and is involved with several inactive private companies, including President, Secretary and Director of Primera Realty Corporation (since 1992) and Chief Executive Officer and Director of Home Staging Corporation and its subsidiaries (since 2009).  Mr. Meretsky completed the Joint J.D./M.B.A Program from the Schulich School of Business at York University and from Osgoode Hall Law School, and is a member in good standing of the Law Society of Upper Canada.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions during the year ended June 30, 2012 are as follows:

1.
Consulting fees include $30,000 paid to the new Chief Executive Officer for services rendered during the period July 1, 2011 to June 30, 2012 (2011 - $30,000).   A law firm related to the Chief Executive Officer was paid for legal services of $15,754 (inclusive of disbursements) in the year ended June 30, 2011 (2011 – $17,594).

2.	Consulting fees include $22,500 paid to the existing Chief Financial Officer for services rendered during the period (2011 - $15,000).

3.
No consulting fees were paid to the controlling shareholder of the Company for services rendered during the period July 1, 2011 to June 30, 2012 (2011 - $120,000) of which $60,000 earned in the year ended June 30, 2011 have been accrued and remain unpaid as of June 30, 2012 .

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

(C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8 - FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Information regarding our financial statements is contained under the caption " Item 18. Financial Statements " below.

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

(D) SELLING SHAREHOLDERS

Not applicable.

(E) DILUTION

Not applicable

(F) EXPENSES OF THE ISSUE

Not applicable

ITEM 10 - ADDITIONAL INFORMATION

(A) SHARE CAPITAL

This Form 20F/A is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

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

A copy of this Form 20-F/A Annual Report and certain other documents referred to in this Annual Report and other documents filed by us may be retrieved from the system for electronic document analysis and retrieval (“SEDAR”) system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from the Securities and Exchange Commission electronic data gathering, analysis and retrieval system (“EDGAR”) at www.sec.gov/edgar.

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

Not applicable

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G CORPORATE GOVERNANCE

Our securities are listed on the Over The Counter Bulletin Board of NASDAQ. There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange except for proxy delivery requirements. The OTC Bulletin Board, administered by NASDAQ requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable

 ITEM 18 - FINANCIAL STATEMENTS

See the Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These consolidated financial statements were prepared in accordance with International Reporting Financial Standards as issued by the International Accounting Standards Board and are expressed in Canadian dollars.  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3(A) Exchange Rates of this Annual Report.

 ITEM 19 -- EXHIBITS

(a)Financial Statements -

b)Exhibits

The following documents are filed as part of this Annual Report on Form 20-F/A

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

2.(b)(iv)
Unsecured loan agreement with Billidan Family Trust dated September 17, 2012 - Incorporated herein by reference to Exhibit 2(b)(iv) to the Company’s Registration Statement on Form 20-F filed on October 29, 2012.

4.(b)
Offer to Purchase dated November 30, 2004 regarding acquisition of film properties from Noble House Production Inc. - Incorporated herein by reference to Exhibit 1.12 to the Company’s Annual Report on Form 20-F filed on December 1, 2005.

4.(c)	2006 Consultant Stock Compensation Plan and 2006 Stock Option Plan - Incorporated hereinby reference to Form S-8 filed on March 9, 2006.

11.	Code of Ethics.

12	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13.a	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(i)	Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006

14(a)(ii)	Audit Committee Charter - Incorporated herein by reference to Exhibit 14 (a)(ii) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006

99.1	Management's Discussion and Analysis for June 30, 2012

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this February 7, 2013.

LIVEREEL MEDIA CORPORATION

Per:  (signed) Jason D. Meretsky
Title: Chief Executive Officer

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2012 and 2011

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of LiveReel Media Corporation

We have audited the accompanying consolidated financial statements of LiveReel Media Corporation, which comprise the consolidated statements of financial position as at June 30, 2012, June 30, 2011 and July 1, 2010 and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended June 30, 2012 and June 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States)  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of LiveReel Media Corporation as at June 30, 2012, June 30, 2011 and July 1, 2010, and its financial performance and its cash flows for the years ended June 30, 2012 and June 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the company incurred a net loss of $161,139 during the year ended June 30, 2012 and, of that date, had an accumulated deficit of $8,454,342.  These conditions along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that raise substantial doubt about the Company’s ability to continue as a going concern.

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

Management has prepared these consolidated financial statements in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due.  The Company has accumulated significant losses since its inception and has incurred significant costs trying to establish its presence in various ventures. To this point, all operational activities and the overhead costs have been funded from the available cash and by equity and debt issuances.  These conditions indicate the existence of a material uncertainty that raise substantial doubt about the Company’s ability to continue as a going concern.

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

2.    SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ( “IASB”). These consolidated financial statements are the Company’s first financial statements prepared in accordance with IFRS, with July 1, 2010 being the date of transition to IFRS.

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