Form 20-F
period 2013-06-30
LiveReel Media CORP
filed 2013-10-28
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

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

130 King Street West, Suite 2950,
Toronto, Ontario M5X 1C7, Canada
 (Address of principal executive offices)

Henry Kneis, T: 416-649-5085, F: 416-649-5099,
130 King Street West, Suite 2950,
Toronto, Ontario M5X 1C7, Canada
 (Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.: None

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act : None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 23,521,744 as at June 30, 2013

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
[X]Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).
[]Yes [X] No

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

If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the registrant has elected to follow
Item 17:__  Item 18  X

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

LiveReel Media Corporation is a Canadian corporation incorporated under the Federal Business Laws of Canada. Approximately 97% of its common stock is held by substantially less than 300 non-United States citizens and residents as of the day of its most recently completed fiscal year and our business is administered principally outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended June 30, 2013, 2012 and 2011.  These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The following is selected financial data for the Company for each of the last three fiscal years 2011 through 2013 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years, prepared in accordance with IFRS as issued by the IASB.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (Canadian $)

Operating data – Fiscal year ended June 30

	2013	2012	2011

Revenue	$-	$-	$-
Net Loss	(19,685)	(161,139)	(250,554)
Net loss per Share (1)	(0.00)	(0.01)	(0.01)
Working Capital (Deficit)	(232,171)	(208,191)	(64,844)
Total Assets	4,059	37,217	77,156
Capital Stock	7,880,660	7,880,660	7,880,660
Contributed Surplus	347,699	347,699	347,699
Equity Component of Debt	13,497	17,792	-
Accumulated Deficit	(8,474,027)	(8,454,342)	(8,293,203)
Shareholders' Equity (Deficit)	(232,171)	(208,191)	(64,844)
Weighted Average Number of Shares Outstanding	23,521,744	23,521,744	21,227,300

(1) The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

Summary of Financial Information in Accordance with U.S. GAAP (CDN $)
Operating data – Fiscal year ended June 30

	2013	2012	2011

Revenue	$-	$-	$-
Net Loss	(19,685)	(161,139)	(250,554)
Comprehensive Loss	(19,685)	(161,139)	(250,554)
Loss per Share	(0.00)	(0.01)	(0.01)
Total Assets	4,059	37,217	77,156
Accumulated Deficit	(8,474,027)	(8,454,342)	(8,293,203)
Shareholders' Equity (Deficit)	(232,171)	(208,191)	(64,844)

(1) During the fiscal 2011 year, 5,900,000 warrants were exercised at US$0.01 per warrant for gross proceeds of US$59,000 and 293,600 warrants expired during fiscal 2011 year.
(2) There is no difference between IFRS and U.S. GAAP on above figures.

The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On September 30, 2013, being the last day of September 2013, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.0166.

The following table sets out the high and low exchange rates for each of the last six months.

2013	September	August	July	June	May	April

High for period	$0.9803	$0.9732	$0.9761	$0.9865	$0.9983	$0.9946
Low for period	$0.9480	$0.9462	$0.9426	$0.9473	$0.9614	$0.9713

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended June 30,
	2013	2012	2011	2010	2009
Average for the year	0.9735	0.9963	1.0013	1.0555	1.1662

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

The Company’s consolidated financial statements for the year ended June 30, 2013 have been prepared assuming that the Company will continue as a going concern, however, there can be no assurance that the Company will be able to do so. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

WE MAY CHOOSE INVESTMENT STRATEGIES THAT ARE UNSUCCESSFUL

The controlling shareholder of the Company changed in March 2013 and a new Board of Directors was appointed.       The Company has focused its efforts on identifying for purchase other active business interests, both within and outside of the film industry.  To date, the Company has not yet identified or selected any additional specific investment opportunity or business.  Accordingly, there is no current basis for you to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

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

THE COMPANY WILL NEED TO RAISE ADDITIONAL FINANCING TO MEET FUTURE OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY

The Company is focusing its efforts on identifying for purchase other active business interests, both within and outside of the film industry.  To date, the Company has not yet identified or selected any additional specific investment opportunity or business.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference Capital”), an arms-length party at the time of entering into the loan, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 with Difference Capital.  The loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.

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

DIVIDENDS

The Company is not profitable and has had no significant revenues since its inception in March 1997 and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

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

The Company is currently without a source of revenue and therefore is not able to cover its operating costs.  The Company will most likely be required to issue additional securities to finance its operations and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2013, we had approximately 23,521,744 shares of common stock outstanding of which approximately 18,767,200 are restricted securities under Rule 144 promulgated under the Securities Act.

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

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party had the right to exercise the option at any time after July 15, 2011 until July 15, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities at any time until July 15, 2012.   This option and put option expired unexercised.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital, an arms-length party at the time of entering into the loan, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 with Difference Capital, the Company's largest shareholder and related party.  The loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.  The Company used the proceeds of this loan to pay out all of its existing indebtedness and the balance for working capital purposes.

On March 22, 2013 Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.  At the same time, the Company announced the appointment of Michael Wekerle and Henry Kneis as members of the board of directors which replaced Janice Barone and Diana van Vliet, both of whom resigned as of such date.  The Company’s then existing Chief Executive Officer and Chief Financial Officer resigned, their consulting contracts were cancelled without penalty or further financial commitments, and were replaced by Michael Wekerle and Henry Kneis, respectively.

On June 10, 2013, the Company announced the appointment of Jeff Kehoe as a director of the Company following the resignation of Jason Meretsky. The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jeff Kehoe.

The new management has focused its efforts on identifying for purchase other active business interests both inside and outside of the film industry.   To date, the Company has not yet identified or selected any additional specific investment opportunity or business.

The Company’s principal business office is located at 130 King Street West, Suite 2950, Toronto, Ontario M5X 1C7, Canada and its telephone number is 416-649-5085.

(B) BUSINESS OVERVIEW

During the last quarter of fiscal 2013, there was a change in the management of the Company. The former chief executive officer and chief financial officer resigned and their consulting contracts were cancelled without any penalty or further financial commitments. The new management has focused its efforts on identifying for purchase other active business interests, both within and outside of the film industry.  To date, the Company has not yet identified or selected any additional specific investment opportunity or business.

(C) ORGANIZATIONAL STRUCTURE

As at June 30, 2013, the Company had only one wholly-owned subsidiary, LiveReel Productions Corporation, as explained above in (A).

(D) PROPERTY PLANTS AND EQUIPMENT

The Company does not own or lease any real property.

Effective March 22, 2013, the Company moved its registered office to 130 King Street West, Suite 2950, Toronto, Ontario M5X 1C7, Canada.  It is not charged monthly rent under this arrangement.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Consolidated Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2013	2012	2011

Revenue	$-	$-	$-
Expenses	$(128,154)	$(161,139)	$(250,554)
Debt forgiveness	$75,929	-	-
Write-down of production advances	$32,540	$-	$-
Net loss for year	$(19,685)	$(161,139)	$(250,554)
Accumulated deficit at end of year	$(8,474,027)	$(8,454,342)	$(8,293,203)

Overview

The following were the key events in the year ended June 30, 2013 –

1.
On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's largest shareholder, in the aggregate principal amount of $25,000.  The loan has a term of 12 months maturing September 17, 2013, accrues interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

2.
On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital, an arms-length party at the time of entering the loan,in the aggregate principal amount of $50,000.  The loan has a term of 12 months maturing December 19, 2013, bears interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

3.
On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 with Difference Capital.  The loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.

4.
Following the change in control of the Company on March 22, 2013, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet.  In addition, Mr. Jason Meretsky resigned as Chief Executive Officer and was replaced by Michael Wekerle and Steve Wilson, the Corporation’s Chief Financial Officer resigned and was replaced by Henry Kneis.

5.
On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

6.
On June 10, 2013, the Company announced the appointment of Jeff Kehoe as a director of the Company following the resignation of Jason Meretsky. The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jeff Kehoe.

The following were the key events in the year ended June 30, 2012 –

1.
On July 21, 2011 the Company entered into unsecured loan agreements with its largest shareholder, Mad Hatter Investments Inc., and another related entity, 1057111 Ontario Limited, in the aggregate principal amount of $50,000.  The loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder into common shares of the Company at $0.10 per share.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

2.
On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term to maturity of the earlier of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

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

Revenues

No revenue was realized in the years ended June 30, 2013, 2012 and 2011.

Expenses

The overall analysis of the expenses is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2013	2012	2011

Consulting expenses	$40,000	$52,500	$165,000
Professional fees	33,030	56,395	40,410
Office and general	11,289	16,325	15,786
Foreign exchange loss	33	312	8,220
Shareholder information	18,834	18,652	20,428
Bank charges and interest	1,095	860	710
Financing costs	23,873	16,095	-
Total	128,154	161,139	250,554

Consulting Expenses

The Chief Executive Officer of the Company received consulting fees of $25,000 in the fiscal year ended June 30, 2013 (2012 - $30,000; 2011 - $30,000).

The Chief Financial Officer of the Company received consulting fees of $15,000 in the fiscal year ended June 30, 2013 (2012 - $22,500; 2011 - $15,000).

During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc. were forgiven. No such consulting fees were forgiven for the year ended June 30, 2012 and June 30, 2011.  No such fees were incurred for the year ended June 30, 2013 (2012 - $Nil; 2011 - $120,000).

Professional Fees

Professional fees for the fiscal year ended June 30, 2013 were comprised of legal fees of $18,030 (2012 - $37,395; 2011 - $21,910) and audit and related fees of $15,000 (2012 - $19,000; 2011 - $18,500).  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.  Professional fees also include $17,078 paid to a law firm affiliated with the former Chief Executive Officer for legal services provided during the year ended June 30, 2013 (2012 - $15,754; 2011 - $17,594).

Office and General

These costs include insurance, rent, telephone, and other general and administration costs.

Insurance costs for the twelve months ended June 30, 2013 of $10,151 (2012 - $15,120; 2011 - $14,400) relate to a directors and officers insurance policy.

Financing Costs

During the year ended June 30, 2013, the Company incurred financing costs of $23,873 (2012 - $16,095, 2011 - $Nil).  Financing costs comprised of interest expense on the convertible notes payable entered into in July and November 2011 as well as interest expense accrued on the loans from Difference Capital.   Due to the conversion features of the notes, a portion of the debt is classified as debt and a portion as equity.  The difference between the face amount of the debt and the amount recorded as a liability is accreted on a straight line basis over the term of the debt.  The  amount of accretion on the debt charged to financing costs for the year ended June 30, 2013 was $8,566 (2012 - $16,095; 2011 - $Nil).  These notes and all accrued interest were repaid in connection with the change of control of the Company and additional debt financing of the Company in March 2013.

Foreign Exchange Loss

Exchange loss for the twelve months ended June 30, 2013, 2012 and 2011 related entirely to the translation of US dollar balances and transactions into Canadian dollars at the relevant measurement date compared to the prior year’s measurement date as the Canadian dollar strengthened against the US dollar.

Shareholder Information

Shareholder information costs for the year ended June 30, 2013 comprised of annual general meeting costs of $714 (2012 - $4,680; 2011 - $9,442), transfer agent fees of $10,204 (2012 - $4,990; 2011 - $5,070) and regulatory and related filing fees of $7,916 (2012 - $8,982; 2011 - $5,916).

Debt Forgiveness

During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc. for various consulting services rendered were forgiven.  Legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company were paid by its largest shareholder, Difference Capital, who then forgave the debt owing to it by the Company.

Write-Down of Production Advances

During the year ended June 30 2013, the Company derecognized $32,540 in production advances from two production companies that were made in 2006 as the existence and whereabouts of these companies are unknown.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2013, the Company had a negative net working capital position of $232,171 compared to a negative net working capital position of $208,191 as of June 30, 2012.  Cash on hand as at June 30, 2012 was $20 compared to $13,771 in cash as at June 30, 2012.

The working capital position has declined by approximately $24,000 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2013.

With the continued backing of the Company’s largest shareholder, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Operating cash flow

During fiscal 2013, operating activities required a net cash flow of $102,587 which was spent on corporate operations (2012 - $94,825; 2011 - $195,472).

The operating cash requirement was met through cash on hand in the Company and financing activities as described below.

Investment cash flows

The Company had no investment activities during the year.

Financing cash flows

During fiscal 2013, the Company incurred cash flows from financing activities of $88,836 from the above-noted loans set out in Item 5(A) Operating Results – Overview above (2012 - $100,000 from the above-noted loans set out in Item 5(A) Operating Results – Overview; 2011 - $60,062 from the above noted exercise of warrants set out in Item 5(A) Operating Results - Overview).

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2013, 2012 and 2011.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2013 and 2012, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Mr. Michael Wekerle joined the board on March 22, 2013. He also assumed the role of Chief Executive Officer effective the same date. Mr. Wekerle has over 25 years of experience in the investment industry and is currently the Executive Chairman of Difference Capital, a publicly listed merchant bank focused on creating shareholder value through strategic investments in, and advisory services for, growth companies, particularly in the technology and media sectors, as well as opportunistic investments in undervalued financial assets and real property. Previously, Mr. Wekerle was a partner and co-founder of Griffiths McBurney & Partners’ (“GMP”) sales and trading operations where he served as Vice Chairman of Institutional Trading at GMP Securities until August 2011.  During this period, Mr. Wekerle helped establish the firm’s hedge fund and institutional trading desk and developed a reputation for assisting clients in profiting from large-scale transactions.

Mr. Henry Kneis joined the Board of Directors on March 22, 2013 and also assumed the role of chief financial officer and secretary.  Mr. Kneis has 25 years of experience specializing in alternative assets including hedge fund investment management, structured product development, equity derivatives and proprietary arbitrage trading. Mr. Kneis is currently Chief Operating Officer and Chief Financial Officer of Difference Capital.  Previously, he was the Founder, CEO and Chief Investment Officer of Abria Financial Group, where he managed three portfolios of hedge funds. Abria was the inaugural winner in 2004 of the Canadian Investment Awards “Best Fund of Hedge Funds”. Prior to founding Abria, Mr. Kneis was the CEO of Maple Securities Ltd. (“Maple Securities”), a privately held, $100 million investment dealer and Toronto Stock Exchange member. He managed proprietary trading portfolios for Maple Securities and its affiliates with aggregate balance sheet assets of $3 billion.

Mr. Jeff Kehoe joined the Board of Directors on June 10, 2013.  Mr. Kehoe has over a decade of experience as Director and Vice President Enforcement at the Investment Industry Regulatory Organization of Canada ("IIROC"). Prior to IIROC, he served as Clerk to the Chief Justice of Ontario, Crown Attorney, and Department of Justice Crown Counsel. Mr. Kehoe has received an LLB from the University of Windsor, JD from the University of Detroit Mercy, LLM specializing in securities law from Osgoode Hall Law School, CRCP from Wharton University of Pennsylvania, and has received securities regulation training from Harvard. In 2012, he received the Queens Diamond Jubilee Medal for contributions to Canada and was a member of the Appointment Committee for Justice of the Peace in Ontario.

(B) COMPENSATION

The compensation payable to directors and officers of the Company and its subsidiary is summarized below:

1. General

The Company does not compensate directors for acting solely as directors. Except as described below, the Company does not have any arrangements pursuant to which directors or officers are remunerated by the Company or its subsidiary for their services in their capacity as directors or officers, except for the reimbursement of direct expenses.

The Company does not have any pension plans and has not issued any stock options.

2.         Statement of Executive Compensation

Each of Mr. Wekerle, the current Chief Executive Officer of the Company, and Mr. Kneis, the current Chief Financial Officer of the Company, do not receive any fees for services rendered.

Jason Meretsky, the former Chief Executive Officer and a director of the Company, had a consulting contract providing for the payment of monthly fees of $2,500, which was terminated upon his resignation as an officer on March 22, 2013.  From time to time, Mr. Meretsky provides legal services to the Corporation.  For the fiscal year ended June 30, 2013, a law firm affiliated with Mr. Meretsky was paid $17,078 for legal services (inclusive of disbursements) (2012 - $15,754; 2011 – $17,594).   Mr. Meretsky has no options.

Stephen Wilson, the former Chief Financial Officer of the Company, was paid on a per work basis.  For the fiscal year ended June 30, 2013, Mr. Wilson received consulting fees of $15,000 (2012 - $22,500; 2011 – $15,000).  Mr. Wilson has no options.

The following table and accompanying notes set forth all compensation paid by the Company to all persons who served as Company directors and senior management during the fiscal year ended June 30, 2013.  The information is provided for the fiscal years ended 2013, 2012 and 2011.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Michael Wekerle, Chief Executive Officer	2013 2012 2011	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Henry Kneis, Chief Financial Officer	2013 2012 2011	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Jason D. Meretsky, former Chief Executive Officer	2013 2012 2011	25,000 30,000 30,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 30,000 30,000
J. Stephen Wilson, former Chief Financial Officer	2013 2012 2011	15,000 22,500 15,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	15,000 22,500 15,000

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of LiveReel. In carrying out its mandate the Board holds at least four meetings (or consent resolutions, where applicable) annually. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of five meetings (or consent resolutions, where applicable) during our fiscal year ended June 30, 2013.  To assist in the discharge of its responsibilities, the Board has designated an Audit Committee, as more particularly discussed below.

Corporate Governance Committee

The Company does not currently have a Corporate Governance Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would not be practical for the Company at this time. Prior to the management and board of directors changes on March 22, 2013, the Company set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of the two independent directors - Ms. Janice Barone and Ms. Diana van Vliet.  Following the resignation of Ms. Barone and Ms. van Vliet on March 22, 2013, the independent director of the Company reviews all non-arms’ length contracts.

Audit Committee

The members of the Audit Committee consist of Mr. Jeff Kehoe, an independent director, and Mr. Michael Wekerle and Mr. Henry Kneis, who are not independent.  While Mr. Wekerle and Mr. Kneis would not be considered an independent director under an objective test in that they serve as non-paid consultants, holding the roles of the Corporation’s Chief Executive Officer and Chief Financial Officer, respectively, since March 22, 2013; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Wekerle and Mr. Kneis carrying out the responsibilities of a director.  The Corporation has minimal cash reserves and its debts are with its largest shareholder, Difference Capital.  The Corporation and its largest shareholder have taken an active approach to examining business opportunities that could enhance shareholders returns and, if consummated, the Corporation will be in a position to attract independent board members.

The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

The Company’s Audit Committee’s charter was detailed in the annual report for fiscal 2005 and became effective on August 2, 2005.

The Audit Committee assists the Board in fulfilling its responsibilities for our accounting and financial reporting practices by:

•	reviewing the quarterly and annual consolidated financial statements and management discussion and analyses;

•	meeting at least annually with our external auditor;

•	reviewing the adequacy of the system of internal controls in consultation with the chief executive and financial officer;

•	reviewing any relevant accounting and financial matters including reviewing our public disclosure of information extracted or derived from our financial statements;

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

Compensation Committee

The Company does not currently have a Compensation Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would be too expensive for the Company at this time. None of the current directors or officers is entitled to receive any compensation for acting in such capacity.  In addition, no stock options have been granted to any director or officer of the Company.

(D) EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E) SHARE OWNERSHIP

The Corporation had the following plans as at June 30, 2013:

1.	2006 Stock Option Plan, as amended on July 22, 2008, which provides for the issuance of up to 4,000,000 options.

2.	2006 Consultant Stock Compensation Plan, which provides for the issuance of up to 1,000,000 shares.

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons at September 30, 2013:

		Option-Based Awards				Share-Based Awards
Name	Number of Shares Held	Number of securities underlying unexercised options (#)	Option exercised price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Michael Wekerle, Chief Executive Officer (1)	20,648,150 (2)	Nil	Nil	Nil	Nil	Nil	Nil
Henry Kneis, Chief Financial Officer (1)	20,648,150(2)	Nil	Nil	Nil	Nil	Nil	Nil
Jason D. Meretsky, former Chief Executive Officer (1)	250,000	Nil	Nil	Nil	Nil	Nil	Nil
J. Stephen Wilson, former Chief Financial Officer (1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)	Mr. Meretsky and Mr. Wilson ceased to act as officers of the Corporation on March 22, 2013 and were replaced by Mr. Wekerle and Mr. Kneis, respectively.
(2)
Difference Capital holds 23,521,744 issued and outstanding Common Shares of the Company, representing 87.8% of the issued and outstanding shares.  Each of Mr Wekerle and Mr. Kneis are also a senior officer and/or director of Difference Capital, and accordingly, would be deemed to exercise control and direction over the shares held by Difference Capital.

As of June 30, 2013, the Company had 23,521,744 shares of common stock outstanding.  There are no outstanding options or warrants to purchase common stock outstanding.

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

As at September 30, 2013, Intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 3.7% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as of September 30, 2013.  As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of shareholder	No. of shares held	% of issued shares

Difference Capital Financial Inc.	20,648,150	87.8%

All of the Company’s shareholders have the same voting rights.

At September 30, 2013, the Company had 23,521,744 shares of common stock outstanding, which, as per the details provided by Equity Financial Trust Company, the Company’s registrar and transfer agent, were held by approximately 353 record holders (excluding the beneficial shareholders held through the intermediaries) of which 8 shareholders are based in the United States (including the beneficial shareholders held through the intermediaries) and hold an aggregate of 10,818 shares or less than 0.01% of the common stock.

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Registrant is not owned or controlled directly or indirectly by another corporation (other than as indicated in the chart above) or any foreign government. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions during the year ended June 30, 2013 are as follows:

1.
Consulting fees include $25,000 paid to the prior Chief Executive Officer for services rendered during the period July 1, 2012 to the date of resignation on March 22, 2013 (2012 - $30,000; 2011 – $30,000).   A law firm related to the former Chief Executive Officer was paid $17,078 (inclusive of disbursements) for legal services provided in the year ended June 30, 2013 (2012 – $15,754; 2011 – $17,594).

2.
Consulting fees include $15,000 paid to the prior Chief Financial Officer for services rendered during the period July 1, 2012 to the date of resignation on March 22, 2013 (2012 - $22,500; 2011 – $15,000).

3.
During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc.,  for various consulting services rendered were forgiven. No such fees were forgiven for the year ended June 30, 2012 and June 30, 2011.  No such fees were incurred for the year ended June 30, 2013 (2012 - $Nil; 2011 - $120,000).

4.
On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid on March 22, 2013 in connection with the additional debt financing of the Company by Difference Capital.

5.
Legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company were paid by the Company's largest shareholder, Difference Capital, who then forgave the debt owing to it by the Company.

The following transactions were negotiated and entered into by the Company on an arms-length basis, with parties who are subsequently deemed to be related:

1.
On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital, an arms-length party at the time, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

2.
On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 with Difference Capital, its largest shareholder.  The loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.  The Company used the proceeds of the loan to pay out all of its existing indebtedness and the balance for working capital purposes.

3.
Following the change in control of the Company on March 22, 2013, the Corporation announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet.  The then existing Chief Executive Officer and Chief Financial Officer was replaced by Michael Wekerle and Henry Kneis, respectively.

4.
On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

5.
On June 10, 2013, the Company announced the appointment of Jeff Kehoe as a director of the Company following the resignation of Jason Meretsky. The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jeff Kehoe.

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

(C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8 - FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Information regarding our financial statements is contained under the caption "Item 18. Financial Statements" below.

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

 (B) SIGNIFICANT CHANGES

During the fiscal year ended June 30, 2013, the Company entered into the following loan arrangements:

1.
On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid on March 22, 2013 in connection with the additional debt financing of the Company by Difference Capital.

2.
On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital, an arms-length party at the time, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

3.
On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 with Difference Capital, its largest shareholder.  The Loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.  The Company used the proceeds of the Loan to pay out all of its existing indebtedness and the balance for working capital purposes.

4.
Following entering into of the loan on March 22, 2013, the Corporation announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet.  The then existing Chief Executive Officer and Chief Financial Officer was replaced by Michael Wekerle and Henry Kneis, respectively.

5.
On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

6.
On June 10, 2013, the Company announced the appointment of Jeff Kehoe as a director of the Company following the resignation of Jason Meretsky. The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jeff Kehoe.

ITEM 9 - THE OFFER AND LISTING

 (A) OFFER AND LISTING DETAILS

The Company’s common shares began trading on the OTCBB on April 27, 2005. Prior to that date, the Company’s shares were traded “Over-the Counter” on the Canadian Unlisted Board (“CUB”) for a brief while in 2000. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB.

The following table outlines the annual high and low market prices for each of the fiscal years since the trading date of April 27, 2005:

Fiscal year ended June 30	High in US $	Low in US$
2013	0.19	0.04
2012	0. 08	0.02
2011	0.02	0.01
2010	0.02	0.01
2009	0.08	0.01
2008	0.06	0.02
2007	1.70	0.06
2006	2.15	0.61
2005 (April 28, 2005 to June 30, 2005)	0.65	0.54

The following table outlines the high and low market prices for each fiscal financial quarter for each of the quarters since April 27, 2005 and any subsequent period:

Fiscal Quarter ended	High in US $	Low in US$
September 30, 2013	0.19	0.14
June 30, 2013	0.19	0.04
March 31, 2013	0.05	0.04
December 31, 2012	0.06	0.05
September 30, 2012	0.18	0.08
June 30, 2012	0.08	0.062
March 31, 2012	0.06	0.06
December 31, 2011	0.08	0.02
September 30, 2011	0.18	0.11
June 30, 2011	0.01	0.01
March 31, 2011	0.01	0.01
December 31, 2010	0.01	0.01
September 30, 2010	0.0275	0.01
June 30, 2010	0.006	0.006
March 31, 2010	0.015	0.006
December 31, 2009	0.08	0.08
September 30, 2009	0.01	0.01
June 30, 2009	.015	0.015
March 31, 2009	0.08	0.012
December 31, 2008	0.08	0.012
September 30, 2008	0.02	0.01
June 30, 2008	0.03	0.02
March 31, 2008	0.04	0.03
December 31, 2007	0.06	0.04
September 30, 2007	0.06	0.06
June 30, 2007	0.11	0.10
March 31, 2007	0.15	0.10
December 31, 2006	0.50	0.12
September 30, 2006	1.70	0.30
June 30, 2006	0.85	2.15
March 31, 2006	1.20	0.20
December 31, 2005	0.65	0.35
September 30, 2005	0.61	0.56

The following table outlines the high and low market prices for each of the most recent six months:

Month	High in US $	Low in US $
September 2013	0.16	0.15
August 2013	0.16	0.14
July 2013	0.19	0.16
June 2013	0.19	0.15
May 2013	0.17	0.12
April 2013	0.15	0.04

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

The Company received a new CUSIP number and changed its trading and listing symbol to “LVRLF” effective December 1, 2006.  The shares are currently traded on the OTCQB.

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

(C) MATERIAL CONTRACTS

Except as set forth herein, under “Item 5(A) – Operating and Financial Review Prospects – Operating Results – Overview” or “Item 7(B) – Major Shareholders and Related Party Transactions – Related Party Transactions”, all material contracts entered into in last two fiscal years were in the ordinary course of its business.

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

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) "size of the parties" threshold - the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds $400 million in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed $400 million in the aggregate; and (b) "size of the transaction" threshold - the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed an annually established threshold (2013 - $80 million), based on the book value of the subject assets or Company in Canada, or gross revenues from sales in or from Canada generated from those assets or by the Company).  For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

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

(F) DIVIDEND AND PAYING AGENTS

Not applicable

(G) STATEMENT BY EXPERTS

Not applicable

(H) DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 130 King Street West, Suite 2950, Toronto, Ontario, Canada, M5X 1C7.  The Company may be reached at (416) 649-5085. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

(I) SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company's office at 130 King Street West, Suite 2950, Toronto, Ontario, Canada, M5X 1C7.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rates.  The Company’s excess cash is held at a Canadian chartered bank in U.S. and Canadian currencies and bears interest at various rates on monthly balances as at June 30, 2013.

The carrying value of cash and other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the years ended June 30, 2013 and 2012, any foreign currency hedge contracts or commodity contracts, and the Company does not trade in such instruments.  We do not use derivative financial instruments.

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

C.     Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2013 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2013, the audit committee consisted of three directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

The members of the Audit Committee consist of Mr. Jeff Kehoe, an independent director, and Mr. Michael Wekerle and Mr. Henry Kneis, who are not independent.  While Mr. Wekerle and Mr. Kneis would not be considered an independent director under an objective test in that they serve as non-paid consultants, holding the roles of the Corporation’s Chief Executive Officer and Chief Financial Officer, respectively, since March 22, 2013; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Wekerle and Mr. Kneis carrying out the responsibilities of a director.  The Corporation has minimal cash reserves and its debts are with its largest shareholder, Difference Capital.  The Corporation and its largest shareholder have taken an active approach to examining business opportunities that could enhance shareholders returns and, if consummated, the Corporation will be in a position to attract independent board members.

ITEM 16B CODE OF ETHICS

On February 9, 2007, the Company adopted a Code of Ethics that applies to its principal executive officer and principal financial officer, or persons performing similar functions.  A copy of our Code of Ethics will be provided to any person requesting same without charge.  To request a copy of our Code of Ethics, please make a written request to our chief financial officer, Live Reel Media Corporation, 130 King Street West, Suite 2950, Toronto, Ontario, Canada, M5X 1C7.

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2013	June 30, 2012

Audit Fees	15,000	15,000
Audit Related Fees	-	2,500
Tax Fees	-	-
All Other Fees	-	1,500

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

1.7
Certificate of name change from Municipal Ticket Corporation to I.D. Investment Inc. - Incorporated herein by reference to Exhibit 1.6 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004.

1.8	Certificate of Amalgamation. to Biolink Corporation - Incorporated herein by reference to Exhibit 1.7 to the Company’s Registration Statement on Form 20-F filed on March 12, 2004.

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

2.(b)(iv)
Unsecured loan agreement with Billidan Family Trust dated September 17, 2012- Incorporated herein by reference to Exhibit 2(b)(iv) to the Company’s Registration Statement on Form 20-F filed on October 29, 2012.

2.(b)(v)	Unsecured loan agreement with Difference Capital Funding Inc. (now Difference Capital Financing Inc.) dated December 19, 2012.

2.(b)(vi)	Unsecured loan agreement with Difference Capital Funding Inc. (now Difference Capital Financing Inc.) dated March 22, 2013.

4.(b)
Offer to Purchase dated November 30, 2004 regarding acquisition of film properties from Noble House Production Inc. - Incorporated herein by reference to Exhibit 1.12 to the Company’s Annual Report on Form 20-F filed on December 1, 2005.

4.(c)	2006 Consultant Stock Compensation Plan and 2006 Stock Option Plan - Incorporated hereinby reference to Form S-8 filed on March 9, 2006.

11.	Code of Ethics.

12	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13 (a)	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(i)	Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

4(a)(ii)	Audit Committee Charter - Incorporated herein by reference to Exhibit 14 (a)(ii) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this October 25, 2013.

LIVEREEL MEDIA CORPORATION

Per:  /s/ “Henry Kneis”
Henry Kneis
Chief Financial Officer

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2013 and 2012

(Expressed in Canadian Dollars)

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated financial statements of LiveReel Media Corporation, which comprise the consolidated statements of financial position as at June 30, 2013 and June 30, 2012 and the consolidated statements of operations and comprehensive loss, statements of changes in equity and statements of cash flows for the years ended June 30, 2013, 2012 and 2011 and a summary of significant accounting policies and other explanatory information.

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

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of LiveReel Media Corporation as at June 30, 2013 and June 30, 2012 and its financial performance and its cash flows for the years ended June 30, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $19,685 during the year ended June 30, 2013 and as of that date had an accumulated deficit of $8,474,027.  These conditions along with other matters as set forth in Note 1 indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

/s/ “SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario	Chartered Accountants
October 25, 2013	Licensed Public Accountants

2300 Yonge Street, Suite 1500
Toronto, Ontario M4P 1E4
Tel:  416 785 5353
Fax:  416 785 5663

LiveReel Media Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	Note	June 30, 2013	June 30, 2012
Assets
Current Assets
Cash		$20	$13,771
Other assets	6	4,039	23,446
Total Assets		4,059	37,217

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	7	$27,041	$147,105
Convertible notes payable	8	-	98,303
Short-term loan payable	9	209,189	-
Total Liabilities		236,230	245,408

Shareholders’ Deficiency
Capital stock	10	7,880,660	7,880,660
Contributed surplus		347,699	347,699
Equity component of debt	8	13,497	17,792
Accumulated deficit		(8,474,027)	(8,454,342)
Total Shareholders’ Deficiency		(232,171)	(208,191)
Total Liabilities and Shareholders’ Equity		$4,059	$37,217

Going Concern (Note 1)
Related Party Transactions (Note 13)

Approved by the Board  ”Henry Kneis”  Director    ”Jeff Kehoe” Director
                                            (signed)                            (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

For the years ended
		June 30,	June 30,	June 30,
	Note	2013	2012	2011

Revenue		$-	$-	$-
		-	-	-
Expenses

Consulting	13	40,000	52,500	165,000
Professional fees	13	33,030	56,395	40,410
Financing costs		23,873	16,095	-
Shareholders information		18,834	18,652	20,428
Office and general		11,289	16,325	15,786
Bank charges and interest		1,095	860	710
Foreign exchange loss		33	312	8,220

		128,154	161,139	250,554

Other income

Debt forgiveness	13	(75,929)	-	-
Write-down of production advances	7	(32,540)	-	-
		(108,469)	-	-

Net loss and comprehensive loss		$(19,685)	$(161,139)	$(250,554)

Net loss per share – basic and diluted	11	$(0.00)	$(0.01)	$(0.01)

Weighted average number of shares outstanding		23,521,744	23,521,744	21,227,300

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended	Note	June 30, 2013	June 30, 2012	June 30, 2011
Cash flows from operating activities
Net loss for the year		$(19,685)	$(161,139)	$(250,554)
Adjustment for non-cash items:
Accretion on convertible notes payable		8,566	16,095	-
Accrued interest		9,189	-	-
Forgiveness of debt		(75,929)	-	-
Write-down of production advances		(32,450)
Changes in working capital items:
Other assets		19,407	45,114	(29,237)
Accounts payable and accrued liabilities		(11,595)	5,105	84,319
		(102,587)	(94,825)	(195,472)
Cash flows from financing activities
Proceeds from short-term loans		225,000	100,000	-
Repayment of short-term loans		(25,000)
Repayment of notes payable		(111,164)	-	-
Exercise of warrants		-	-	60,062
		88,836	100,000	60,062
Increase (decrease) in cash		(13,751)	5,175	(135,410)
Cash, beginning of year		13,771	8,596	144,006
Cash, end of year		$20	$13,771	$8,596

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statement of Changes in Equity
(Expressed in Canadian Dollars)

For the Years Ended June 30, 2013, 2012 and 2011

	# of shares	Share Capital	Warrants Reserve	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders Equity (deficit)
Balance, July 1, 2010	17,621,744	$6,728,846	$1,146,081	$293,370	$-	$(8,042,649)	$125,648
Value of warrants Exercised	-	1,091,752	(1,091,752)	-	-	-	-
Shares issued on exercise of warrants	5,900,000	60,062	-	-	-	-	60,062
Value of warrants exercised	-	-	(54,329)	54,329	-	-	-
Net loss for the year	-	-	-	-	-	(250,554)	(250,554)
Balance, June 30, 2011	23,521,744	7,880,660	-	347,699	-	(8,293,203)	(64,844)
Equity component of debt issue	-	-	-	-	17,792	-	17,792
Net loss for the year	-	-	-	-	-	(161,139)	(161,139)
Balance, June 30, 2012	23,521,744	7,880,660	-	347,699	17,792	(8,454,342)	(208,191)
Change in equity component of debt	-	-	-	-	(4,295)	-	(4,295)
Net loss for the year	-	-	-	-	-	(19,685)	(19,685)
Balance, June 30, 2013	23,521,744	$7,880,660	-	$347,699	$13,497	$(8,474,027)	$(232,171)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

1.	NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.  The Company’s registered office is 130 King Street West, Suite 2950, Toronto, ON, M5X 1C7.

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

The Company has incurred a net loss of $19,685 during the year, has a working capital deficit of approximately $232,000 and an accumulated deficit of approximately $8.5 million.  The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company has facilitated funding for its fiscal year through the issuance of short-term debt (see Note 9) to assist with the Company’s working capital requirements.  These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.  It will continue to look to its largest shareholder for continued financial support if necessary.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were approved by the Company’s board of directors and authorized for issue on October 25, 2013.

(b)	Basis of Presentation

These consolidated financial statements have been prepared on the historical cost basis.  Historical cost is based on the fair value of the consideration given in exchange for assets.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary – LiveReel Productions Corporation (“LRPC”).

LRPC holds titles to the film properties and acquired distribution rights and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

(d)	Functional and Presentation Currency

These consolidated financial statements have been prepared in Canadian dollars, which is the Company’s functional and presentation currency.

(e)	Financial instruments

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Financial instruments (continued)

De-recognition of financial liabilities:

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company’s financial instruments consist of the following:

Financial assets:	Classification:
Cash	FVTPL
Other assets	Loans and receivables

Financial liabilities:	Classification:
Amounts payable and accrued liabilities	Other financial liabilities
Convertible notes payable	Other financial liabilities
Short-term loan payable	Other financial liabilities

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Loss Per Share

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

In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include the valuation of financial instruments and deferred income tax assets.

(i)	Recent accounting policies

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended June 30, 2013, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except for IFRS 9 Financial Instruments, which becomes mandatory for the Company’s 2015 consolidated financial statements and is expected to impact the classification and measurement of financial assets. The extent of the impact has not been determined.

IFRS 9 Financial Instruments

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories:  amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.  This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with early adoption permitted. The Company has not yet determined the potential impact of the amendments to IFRS 9 on its financial statements.

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Recent accounting policies (continued)

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)   Recent accounting policies (continued)

IAS 19 Employee Benefits

In June 2011, the IASB amended IAS 19 Employee Benefits. The amendments contain significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and enhance the disclosures for all employee benefits. Actuarial gains and losses are renamed “re-measurements” and will be recognized immediately in OCI. Re-measurements recognized in OCI will not be recycled through profit or loss in subsequent periods. The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment. The annual expense for a funded benefit plan will be computed based on the application of the discount rate to the net defined benefit asset or liability. Enhanced disclosures will provide information about the characteristics of defined benefit plans and the risk that entities are exposed to through participation in those plans. The amended standard is effective for annual periods beginning on or after January 1, 2013.

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

IAS 28 Investments in Associates and Joint Ventures

In May 2011, the IASB amended IAS 28 Investments in Associates and Joint Ventures. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the re-measurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for annual periods beginning on or after January 1, 2013.

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

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital managed during the year.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

4.	FINANCIAL INSTRUMENTS AND RISK FACTORS

There has been no change with respect to the overall risk management objectives during the year ended June 30, 2013.

The Company’s financial instruments consisting of cash, other assets, accounts payable and  accrued liabilities and short-term loan payable, approximate fair value due to the relatively short term maturities of the instruments.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is identified as Level 1.

As at June 30, 2013, the Company had a working capital deficit of $232,171, including a $209,189 loan payable to its largest shareholder.  The Company will continue to look to its largest shareholder for continued financial support, if necessary.

The Company has exposure to liquidity risk.  Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

5.	CATEGORIES OF FINANCIAL INSTRUMENTS

	June 30, 2013	June 30, 2012
Financial assets:
FVTPL
Cash	$20	$13,771
Loans and receivables
Other assets	4,039	23,446
Total	$4,059	$37,217

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$27,041	$147,105
Convertible notes payable	-	98,303
Short-term loan payable	209,189	-
Total	$236,230	$245,408

6.	OTHER ASSETS

	June 30, 2013	June 30, 2012
Taxes recoverable	$3,950	$13,207
Deposits and prepayments	89	10,239
Total	$4,039	$23,446

Deposits and prepayments include an extension of the Company’s director’s and officer’s insurance policy entered into May 2012, which extended the coverage to June 2013.  The cost of the policy is expensed on a straight line basis over the life of the policy.  The cost of the policy was fully expensed as at June 30, 2013.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities include the following:

	June 30, 2013	June 30, 2012
Accounts payable	$10,091	$77,565
Accrued liabilities	16,950	37,000
Production advances (a)	-	32,540
Total	$27,041	$147,105

(a)
Production advances were received from two production companies towards script and screen play development. The advances are unsecured and will be repaid by the Company when funds become available to do so. A former director and officer of the Company, and a former officer of the Company’s wholly-owned subsidiary, controlled one of the production companies, which advanced $26,540 of the $32,540 in total advanced in 2006.  The Company derecognized the liability as the existence and whereabouts of these companies are currently unknown.

8.	CONVERTIBLE NOTES PAYABLE

On July 21, 2011, the Company entered into two unsecured loan agreements. The first with its largest shareholder, Mad Hatter Investments Inc. in the amount of $33,333 and the second with a related entity, 1057111 Ontario Limited (which is owned by the same person who owns Mad Hatter), in the amount of $16,667.  The loans were unsecured, bore interest at 10% per annum, had a term of twelve months maturing on July 31, 2012, and were convertible at the option of the holder into common shares of the company at $0.10 per share.  Additional interest of $2,877 had been accrued from the date of maturity until such time as the convertible notes were repaid in full in connection with the change in control of the Company and additional debt financing of the Company on March 22, 2013.

As a result of the conversion feature of the notes, the proceeds received were allocated between debt and equity based on the estimated fair value of the debt component.  As such, the convertible notes were initially recorded on the balance sheet as a debt of $43,510 which is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to unsecured non-convertible debt at the time the debenture was issued (estimated to be 26%) and was being accreted to the principal amount as additional interest over the term of the convertible debt.  The difference of $6,490 between the face amount of the notes and the initial estimated fair value of the debt component was reflected as the equity component of the debt.

On November 15, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, at the time of entering into the loan agreement, in the amount of $50,000.  The loan was secured against the assets of the Company, had a term to maturity of the earlier of eighteen months or upon the sale or change of control of the Company, bore interest at 10% per annum until maturity, and was convertible at the option of the holder  into common shares of the Company at $0.10 per share.  This convertible note was repaid in full in connection with the change in control of the Company and additional debt financing of the Company on March 22, 2013.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

8.	CONVERTIBLE NOTES PAYABLE (continued)

As a result of the conversion feature of the note, the proceeds received were allocated between debt and equity based on the estimated fair value of the debt component.  As such, the convertible note was initially recorded on the balance sheet as a debt of $38,698 which was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to unsecured non-convertible debt at the time the debenture was issued (estimated to be 26%) and was being accreted to the principal amount as additional interest over the term of the convertible debt.  The difference of $11,302 between the face amount of the note and the initial estimated fair value of the debt component was reflected as the equity component of the debt.

On repayment of the convertible note, the difference between the face value of the Enthrive convertible note payable of $56,164 and the fair value of $51,869, which totalled $4,295, was debited to the equity component of debt which was originally set up on the initial recognition of the debt.

	June 30, 2013	June 30, 2012
Liability component, beginning of year	$98,303	$-
Fair value of all debt components on recognition	-	82,208
Increase and accretion to fair value	8,566	16,095
Repayment of debt	(106,869)	-
Liability component, end of year	$-	$98,303

9.	SHORT-TERM LOAN PAYABLE

On September 17, 2012, the Company entered into an unsecured loan agreement with the Billidan Family Trust, a related party to the Company’s former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of twelve months maturing September 17, 2013, bore interest at 12% per annum until maturity, and could be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest of $3,241 were repaid in full in connection with the change in control of the Company and additional debt financing of the Company on March 22, 2013.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000.   The loan has a term of twelve months maturing December 19, 2013, bears interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

On March 22, 2013, Difference acquired control of the Company by the acquisition of a majority of the common shares of the Company, and entered into an unsecured loan agreement in the aggregate principal amount of $150,000.  The loan has a term of twelve months maturing March 22, 2014, bears interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

For the year ended June 30, 2013, the Company accrued operating expenses of $9,189 (2012 - $nil) in connection with the Difference loans.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

10.	CAPITAL STOCK

a)  Authorized:  Unlimited number of common shares

b)  Issued:

	June 30, 2013		June 30, 2012
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	23,521,744	$7,880,660	17,521,744	$7,880,660

End of year	23,521,744	$7,880,660	23,521,744	$7,880,660

On November 20, 2010, 5,900,000 warrants were exercised at US$0.01 per warrant resulting in proceeds of $60,062.  In addition, 293,600 previously issued warrants expired on November 30, 2010.  The fair values of the warrants exercised were reclassified to Capital Stock as a result of the November 2010 transactions.

11.	LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year ended June 30, 2013, which were 23,521,744 shares (2012 – 23,521,744;  2011 – 21,227,300).

12.	INCOME TAXES

The effective tax rate of Nil (2012 – Nil; 2011 - Nil) for income taxes varies from the statutory income tax rate of approximately 26.5% (2012 – 28.25%; 2011 – 28.25%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has determined that it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to deferred  income tax assets and deferred  income tax liabilities are presented below:

	June 30, 2013	June 30, 2012	June 30, 2011
Amounts related to tax loss carry forwards	$922,000	$922,000	$883,000

Net deferred tax assets	922,000	922,000	883,000
Less: Valuation allowance	(922,000)	(922,000)	(883,000)
	$-	$-	$-

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

12.	INCOME TAXES (continued)

The tax effect (computed by applying the Canadian federal and provincial statutory rates) of the significant temporary differences, which comprise deferred tax assets and liabilities, are as follows:

	June 30, 2013	June 30, 2012	June 30, 2011
Canadian statutory income tax rate	26.50%	28.25%	28.25%
Income tax recovery at statutory income tax rate	$(5,217)	$(45,522)	$(70,782)
Increase (decrease) in taxes resulting from:
Financing costs	5,060	2,360	-
Other permanent differences	(28,735)	-	-
Benefit of tax losses not recognized	28,892	43,162	70,782
Provision for income taxes	$-	$-	$-

The Company has carry forward tax losses of approximately $3.69 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in these financial statements.

2015	151,000
2016	448,000
2027	536,000
2028	868,000
2029	911,000
2030	260,000
2031	251,000
2032	153,000
2033	109,000
$3,687,000

13.	RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions for the year ended June 30, 2013 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)	Consulting fees include $20,000 (2012 - $30,000; 2011 - $30,000) paid to a company controlled by the Chief Executive Officer for various consulting services rendered during the year.
b)	Consulting fees also include $15,000 (2012 - $22,500; 2011 - $15,000) paid to the Chief Financial Officer for services rendered during the year.
c)	Consulting fees also include $5,000 (2012 - $nil; 2011 - $nil) paid to the Chief Financial Officer for consulting services rendered during the year.
d)
Consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc., for various consulting services rendered were forgiven. No such fees were forgiven for the year ended June 30, 2012 and June 30, 2011. No such fees were incurred for the year ended June 30, 2013 (2012 - $nil; 2011 - $120,000).

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2013 and 2012

e)	Legal fees in 2013 include $17,078 (2012 - $15,754; 2011 - $17,594) paid to a law firm affiliated with the Chief Executive Officer for legal services provided during the year.
f)
On December 19, 2012, the Company received funding from its largest shareholder, Difference Capital Financial Inc., in the amount of $50,000, as further described in Note 9 of the consolidated financial statements.

g)
On March 22, 2013, the Company received funding from its largest shareholder, Difference Capital Financial Inc., in the amount of $150,000, as further described in Note 9 of the consolidated financial statements.

h)
On September 17, 2012, the Company received funding from the Billidan Family Trust, a related party to the Company’s former largest shareholder, Mad Hatter Investments Inc., in the amount of $25,000, as further described in Note 9 of the consolidated financial statements.

i)
Legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company, were paid by the Company’s largest shareholder, Difference Capital Financial Inc., who then forgave the debt owing to it by the Company.

14.	SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2013

Prepared as at October 25, 2013

Index

Overview	3
Summary of Results	3
Number of Common Shares	6

Business Environment	6
Risk Factors	6
Forward Looking Statements	9
Business Plan and Strategy	10

Results of Operations	11

Liquidity and Capital Resources	15
Working Capital	15
Key Contractual Obligations	15
Off Balance Sheet Arrangements	15

Transactions with Related Parties	15

Financial and Derivative Instruments	16

Critical Accounting Estimates	16

Evaluation of Disclosure Controls and Procedures	17

Outlook	17
Current Outlook	17

Public Securities Filing	17

-- 2 --

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the year ended June 30, 2013 should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2013. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

In April 2010, a new majority shareholder took over control of the Company.  The four former directors resigned effective April 5, 2010 and a new Chief Executive Officer was appointed.  The new board of directors and management team intended to continue to review investment opportunities both inside and outside of the film industry.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, Livereel Productions Corporation (“LRPC”), or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party had the right to exercise the option until July 15, 2012.  The Company also had an option in which it could force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.  The option and put option described above expired unexercised.

On October 4, 2010, 100,000 options issued to the Chief Financial Officer were cancelled.

On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60.062 CDN.  In addition, 293,600 previously issued warrants expired on November 30, 2010.

On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its former largest shareholder, Mad Hatter Investments Inc., in the amount of $33,333 and (2) with related entity, 1057111 Ontario Limited (which is owned by the same person who owns Mad Hatter), in the amount of $16,667.  The terms were both the same - loans had a term of approximately 12 months ending July 31, 2012, accrued interest at 10% per annum until maturity, and each were convertible at the option of the holder  into common shares of the Company at $0.10 per share.  These loans and all accrued interest were repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders at the time, in the principal amount of $50,000.  The loan had a term of 18 months ending May 23, 2013 or upon the sale or change of control of the Company, accrued interest at 10% per annum until maturity, and was convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan was secured against the assets of the Company.  This loan and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

-- 3 --

On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference Capital”), an arms-length party at the time, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 (the “Loan”) with Difference Capital.  The loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty. The Company used the proceeds of this loan to pay out all of its existing indebtedness and the balance for working capital purposes.

Following the change of control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet.  Jason Meretsky, the Company’s Chief Executive Officer resigned and was replaced by Michael Wekerle.  Steve Wilson, the Company’s Chief Financial Officer resigned and was replaced by Henry Kneis.

On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

On June 10, 2013, the Company announced the appointment of Jeff Kehoe as a director of the Company following the resignation of Jason Meretsky. The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jeff Kehoe.\\\

The following table sets forth certain consolidated data for the past three years:

Selected consolidated data

Year ended June 30 ($)	2013	2012	2011
Revenue	-	-	-
Net loss for year	(19,685)	(161,139)	(250,554)
Loss per share	$(0.00)	$(0.01)	$(0.01)
Working capital surplus (deficit)	(232,171)	(208,191)	(64,844)
Total assets	4,059	37,217	77,156
Capital stock	7,880,660	7,880,660	7,880,660
Contributed surplus	347,699	347,699	347,699
Equity component of debt	13,497	17,792	-
Accumulated deficit	(8,474,027)	(8,454,342)	(8,293,203)
Shareholders' equity (defecit)	(232,171)	(208,191)	(64,844)

-- 4 --

The following table summarizes financial information for the 4th quarter of fiscal 2013 and the preceding seven quarters:

Quarters ended	June 30, 2013	March 31, 2013	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	March 31, 2012	Dec. 31, 2011	Sept. 30, 2011

Total Revenue	-	-	-	-	-	-	-	-
Earnings (Loss) from continuing operations	6,466	52,170	(56,073)	(22,248)	(65,034)	(28,269)	(47,776)	(20,060)
Net loss per share - basic and diluted	0.00	0.00	0.00	0.00	$(0.01)	0.00	0.00	0.00

Net income for the quarter ended June 30, 2013 was $6,466 compared to net income of $52,170 for the quarter ended March 31, 2013.  Fluctuations in net income or loss during these periods were primarily attributed to an increase in other income of $108,469 relating to debt forgiveness of $75,929 and the write-off of production advances payable of $32,540, offset by an increase in audit fees of $15,000 relating to the 2013 year-end audit and higher interest expense of approximately $8,000 on the loans from Difference Capital. During the quarter ended March 31, 2013, debt forgiveness of $75,929 was incurred due to the forgiveness of previously recorded fees in connection with the change of control of the Company and the additional debt financing described above.  Consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc., were forgiven as were approximately $15,929 of legal fees owed to an unrelated law firm. The Company also derecognized $32,540 in production advances from two production companies that were made in 2006 as the existence and whereabouts of these companies are unknown. Consulting fees to the former Chief Executive officer and former Chief Financial Officer were also reduced in the quarter by approximately $5,000 and $7,500 respectively as they resigned in conjunction with the change in control of the Company.

During the quarter ended June 30, 2012, losses were increased from the quarter ended March 31, 2012 due primarily to an increase of audit and related fees of $19,000 as the Company accrued its estimated year end audit fees and legal fees of $18,000 associated with general corporate matters.

On a year over year basis, the Company reduced its loss by approximately $141,000.  During fiscal 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc., were forgiven as were approximately $15,929 of legal fees owed to an unrelated law firm. The Company also derecognized $32,540 in production advances from two production companies that were made in 2006 as the existence and whereabouts of these companies are unknown. In addition, consulting fees to the former Chief Executive officer and former Chief Financial Officer were also reduced in the quarter by approximately $5,000 and $7,500 respectively, as they resigned in conjunction with the change in control of the Company.

Comparing the loss in fiscal 2012 to fiscal 2011, the Company reduced its loss by approximately $89,000, but the components of the loss are different.  Consulting fees decreased by approximately $112,500 as the controlling shareholder took no consulting fees in fiscal 2012 compared to $120,000 in fiscal 2011.  This decrease was partially offset by higher fees being paid to the CFO by $7,500 as the Company transitioned its reporting to IFRS, and fees increased accordingly.  Interest expense and accretion on debt increased by approximately $16,000 in fiscal 2012 as the Company entered into two financing arrangements in fiscal 2012 for the principal amount of $100,000 and the Company needed to account for earned interest and the accounting for the debt and equity portion of the notes accordingly.  This increase was offset by a reduction of approximately $8,000 in foreign exchange losses as the Company had much less cash on hand in US dollars than in 2011, and hence, foreign exchange exposure was reduced.

-- 5 --

Number of Common Shares

There are 23,521,744 common shares issued and outstanding as of June 30, 2013 and October 25, 2013, being the date of this report.  There are no options or warrants outstanding as of June 30, 2013 and October 25, 2013, the date of this report

A total of 18,767,200 shares issued are subject to resale restrictions under U.S securities laws.

Business Environment

Risk factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

Since March 1997, when it was incorporated in Ontario, Canada by amalgamating with two other Ontario entities, the Company has no significant revenues or earnings from operations since its incorporation. While one of the film properties acquired by the Company in fiscal 2005 and the film that was financed in fiscal 2007 have now been developed into feature films for which the Company holds certain distribution rights, it is not clear whether this will generate any revenue for the Company. The Company has operated at a loss to date and in all likelihood will continue to sustain operating losses in the foreseeable future. There is no assurance that the Company will ever be profitable.

INVESTMENT STRATEGY

The controlling shareholder of the Company changed in March 2013 and a new Board of Directors were appointed.  The Company has focused its efforts on identifying for purchase other active business interests, both within and outside of the film industry.  The Company has not yet identified or selected any additional specific investment opportunity or business.   Accordingly, there is no current basis for the reader to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

UNCERTAINTY REGARDING AUDIENCE ACCEPTANCE OF PROGRAMS

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

-- 6 --

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

THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

-- 7 --

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

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY.

The Company continues to review different investment opportunities both inside and outside of the film industry

If the Company is unable to achieve revenue or obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

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

The Company is currently without a source of revenue and therefore is not able to adequately cover its operating costs. The Company will most likely be required to issue additional securities to finance its operations and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2013, the Company had 23,521,744 shares of common stock outstanding of which approximately 18,767,200 are restricted securities under Rule 144 promulgated under the Securities Act.

Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the US Securities Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

-- 8 --

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY CANADIAN LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES UNDER U.S. LAW

The Company is incorporated under Canadian law. The rights and responsibilities of holders of our shares are governed by our Articles and By-Laws and by Canadian law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

CHANGING REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE CAN CAUSE ADDITIONAL EXPENSES AND FAILURE TO COMPLY MAY ADVERSELY AFFECT OUR REPUTATION AND THE VALUE OF OUR SECURITIES

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company is committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect its reputation and the value of its securities.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

·	our lack of substantial operating history;
·	the success of the film projects in which we have interests;
·	the impact of competition;
·	the enforceability of legal rights;
·	the volatility of the entertainment industry.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management discussion and analysis for the fiscal 2012 year, a copy of which has been filed on EDGAR and SEDAR. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

-- 9 --

Business Plan and Strategy

The Company’s business plan continued to evolve in fiscal 2013.  During most of fiscal 2007 and 2008, management focused on the financing and distribution of feature films.

However, in fiscal 2007, management also received board of director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

During fiscal 2009, the Company did deploy a portion of its excess cash by investing in exchange traded securities.  It did have some success in the third quarter of fiscal 2009, but then incurred significant losses in the fourth quarter of fiscal 2009.  As a result, the Company did not continue this practice in the fiscal 2010.

In April 2010, the controlling shareholder of the business changed and a new board of directors and management team were appointed.  The new management team continued to pursue investment opportunities both inside and outside of the film industry.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party had the right to exercise the option until July 15, 2012.  The Company also had an option in which it could force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.  The option and put option described above expired unexercised.

On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its former largest shareholder, Mad Hatter Investments Inc., in the amount of $33,333 and (2) with a related entity, 1057111 Ontario Limited (which is owned by the same person who owns Mad Hatter), in the amount of $16,667.  The terms were both the same - loans had a term of approximately 12 months ending July 31, 2012, accrued interest at 10% per annum until maturity, and each were convertible at the option of the holder  into common shares of the Company at $0.10 per share.  These notes and all accrued interest were repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders at the time, in the principal amount of $50,000.  The loan had a term of 18 months ending May 23, 2013 or upon the sale or change of control of the Company, accrued interest at 10% per annum until maturity, and was convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan was secured against the assets of the Company.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

-- 10 --

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital, an arms-length party at the time, in the aggregate principal amount of $50,000.  The loan has a term of 12 months maturing December 19, 2013, bears interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 with Difference Capital.  The Loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.

The Company used the proceeds of the loan to pay out all of its existing indebtedness and the balance for working capital purposes.

Following the change in control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet.  Mr. Jason Meretsky resigned as Chief Executive Officer and was replaced by Michael Wekerle.  Steve Wilson, the Corporation’s Chief Financial Officer resigned and was replaced by Henry Kneis.

On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

On June 10, 2013, the Company announced the appointment of Jeff Kehoe as a director of the Company following the resignation of Jason Meretsky. The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jeff Kehoe.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

Results of Operations

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2013	2012	2011
Revenue	$-	$-	$-
Expenses	$(128,154)	$(161,139)	$(250,554)
Debt forgiveness	$75,929	$-	$-
Write-down of production advances	$32,540	-	-
Net loss for the year	$(19,685)	$(161,139)	$(250,554)
Accumulated deficit	$(8,474,027)	$(8,454,342)	$(8,293,203)

-- 11 --

Overview

The following were the key events in the year ended June 30, 2013:

(a)
On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

(b)
On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference Capital”), an arms-length party, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

(c)
On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 with Difference Capital.  The Loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.

The Company used the proceeds of the loan to pay out all of its existing indebtedness and the balance for working capital purposes.

The following were the key events in the year ended June 30, 2012:

(a)
On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its largest shareholder, Mad Hatter Investments Inc. in the amount of $33,333 and (2) with a related entity, 1057111 Ontario Limited, (which is owned by the same person who owns Mad Hatter) in the amount of $16,667.  The terms are both the same - loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

(b)
On November 15, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

The following were the key events in the year ended June 30, 2011:

(a)	The Company cancelled 100,000 options issued to the Chief Financial Officer on October 4, 2010.

(b)	On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN. In addition, 293,600 previously issued warrants expired on November 30, 2010.

-- 12 --

Income

The Company’s primary source of income historically has been earning interest income on excess cash balances.  Cash balances were too low in the year ended June 30, 2013, 2012 and 2011 to earn any such income.

Other Income

During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc., were forgiven as were approximately $15,929 of legal fees owed to an unrelated law firm.

In addition, the Company derecognized $32,540 in production advances from two production companies that were made in 2006 as the existence and whereabouts of these companies are unknown.

Expenses

The overall analysis of the expenses is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2013	2012	2011

Consulting expenses	$40,000	$52,500	$165,000
Professional fees	33,030	56,395	40,410
Shareholders information	18,834	18,652	20,428
Office and general	11,289	16,325	15,786
Financing costs	23,873	16,095	-
Bank charges and interest	1,095	860	710
Foreign exchange loss	33	312	8,220
	$128,154	$161,139	$250,554

Consulting Expenses

Consulting fees include $25,000 of fees earned by the Chief Executive Officer for various consulting services rendered in the year ended June 30, 2013 (2012 - $30,000, 2011 - $30,000) .

Consulting fees also include $15,000 earned by the Chief Financial Officer for services rendered during the year ended June 30, 2013 (2012 - $22,500; 2011 - $15,000). .

During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc. were forgiven. No such were fees were forgiven in the years ended June 30, 2012 or June 30, 2011.  Consulting fees also include $nil (2012 - $nil; 2011- $120,000) for various consulting services rendered during the year by Mad Hatter Investments Inc.

-- 13 --

Professional Fees

Professional fees in the twelve months ended June 30, 2013 were comprised of legal fees of $18,030 and audit fees of $15,000. Legal fees related primarily to the change in control of the Company and additional debt financing of the Company on March 22, 2013 as well as to the review of the Company’s various public filings and general corporate matters.  Legal fees in the year ended June 30, 2013 included $17,078 paid to a law firm affiliated with the Chief Executive Officer for legal services.

Professional fees in the twelve months ended June 30, 2012 were comprised of legal fees of $37,395 and audit and related fees of $19,000.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.  Legal fees in 2012 include $15,754 paid to a law firm affiliated with the Chief Executive Officer for legal services.

Professional fees in the twelve months ended June 30, 2011 were comprised of legal fees of $21,910 and audit fees of $18,500.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.  Legal fees in the year ended June 30, 2011 included $17,594 paid to a law firm affiliated with the Chief Executive Officer for legal services.

Shareholder Information

Shareholder information costs for the twelve months ended June 30, 2013 comprised of annual general meeting fees of $714, transfer agent fees of $10,204 and regulatory and related filing fees of $7,916.

Shareholder information costs for the twelve months ended June 30, 2012 comprised of annual general meeting fees of $4,680, transfer agent fees of $4,990 and regulatory and related filing fees of $8,982.

Shareholder information costs in the twelve months ended June 30, 2011 comprised of annual general meeting fees of $9,442, transfer agent fees of $5,070 and regulatory and related filing fees of $5,916.

Office and General

These costs include primarily insurance and other various small office expenses not categorized elsewhere in the financial statements.

Insurance costs for the twelve months ended June 30, 2013 of $10,151 (2012 - $15,120, 2011 - $14,400) relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2007 for a twelve month period of time.  It has been renewed every year since that time.

Financing costs

During the year ended June 30, 2013, the Company incurred financing costs of $23,873 (2012 - $16,095, 2011 - $nil).  Financing costs comprised of interest expense on the convertible notes payable entered into in July and November 2011 as well as interest expense accrued on the loans from Difference Capital.   Due to the conversion features of the notes, a portion of the debt is classified as debt and a portion as equity.  The difference between the face amount of the debt and the amount recorded as a liability is accreted on a straight line basis over the term of the debt.  The amount of accretion on the debt charged to financing costs for the year ended June 30, 2013 was $8,566 (2012 - $16,095; 2011 - $nil).  These notes and all accrued interest were repaid in connection with the change of control of the Company and additional debt financing of the Company in March 2013.

-- 14 --

Interest Expense and Bank Charges

The Company incurred bank charges and interest of $1,095 (2012 - $860; 2011 - $710) for various day to day banking services.

Foreign Exchange Loss

Exchange losses for the years ended June 30, 2013, 2012 and 2011 relate entirely to the translation of US dollar balances and transactions into Canadian dollars at the relevant measurement date compared to the prior year’s measurement date as the Canadian dollar strengthened against the US dollar.

Liquidity and Capital Resources

Working Capital

As at June 30, 2013, the Company had a net working capital deficit of $232,171 compared to a working capital deficit position of $208,191 as at June 30, 2012.  Cash on hand as at June 30, 2013 was $20 compared to $13,771 in cash as at June 30, 2012.

The working capital position has declined by approximately $24,000 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2013.

With the continued backing of the Company’s largest shareholder, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Key Contractual Obligations

These are no key contractual obligations as at June 30, 2013.

Off Balance Sheet Arrangements

As at June 30, 2013 and 2012, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the year ended June 30, 2013 and balances as at that date, not disclosed elsewhere in the financial statements are:

(a)	Consulting fees include $25,000 (2012 - $30,000; 2011 - $30,000) of fees earned by the Chief Executive Officer for various consulting services rendered in the year ended June 30, 2013.

(b)	Consulting fees also include $15,000 (2012 - $22,500; 2011 - $15,000) paid to the Chief Financial Officer for services rendered during the period.

(c)
During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc. were forgiven.  No such were fees were incurred in the year ended June 30, 2012 (2011 - $120,000).

-- 15 --

(d)	Legal fees include $17,078 (2012 - $15,754; 2011 - $17,594) paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the year ended June 30, 2013.

(e)	On December 19, 2012, the Company received funding from its largest shareholder, Difference Capital, in the amount of $50,000, as further described in Note 9 of the consolidated financial statements.

(f)	On March 22, 2013, the Company received funding from its largest shareholder, Difference Capital, in the amount of $150,000, as further described in Note 9 of the consolidated financial statements.

(g)
On September 17, 2012, the Company received funding from the Billidan Family Trust, a related party to the Company’s former largest shareholder, Mad Hatter Investments Inc., in the amount of $25,000, as further described in Note 9 of the consolidated financial statements.

(h)
Legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company, were paid by the Company’s largest shareholder, Difference Capital, who then forgave the debt owing to it by the Company.

Financial and Derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at June 30, 2013.

Credit risk is minimized as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognized rating agency.

The carrying value of cash, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term maturities of these instruments.

The Company never entered into and did not have at the end of the years’ ended June 30, 2013 and 2012, any foreign currency hedge contracts.

Critical Accounting Estimates

The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).  The significant accounting policies used by the Company are the same as those disclosed in Note 2 to the Consolidated Financial Statements for the year ended June 30, 2013.  Certain accounting policies require that management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

-- 16 --

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

The Company currently has very little cash.  Its significant debts are with its largest shareholder, Difference Capital Financial Inc. The Company is relying on its largest shareholder for continued financial support if necessary. The Company and its largest shareholder have taken an active approach to examining business opportunities within and outside of the entertainment industry that could enhance shareholder returns.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com.

-- 17 --