Form 20-F
period 2014-06-30
LiveReel Media CORP
filed 2014-10-23
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014

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

130 Adelaide Street West, Suite 1010,
Toronto, Ontario M5H 3P5, Canada
 (Address of principal executive offices)

Henry Kneis, T: 416-649-5085, F: 416-649-5099,
130 Adelaide Street West, Suite 1010,
Toronto, Ontario M5H 3P5, Canada
 (Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.: None

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act : None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 23,521,744 as at June 30, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[X] Yes  [ ] No

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
[ ]Yes [X] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

2.

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

3.

4.

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

LiveReel Media Corporation is a Canadian corporation incorporated under the Federal Business Laws of Canada. Approximately 97% of its common stock is held by substantially less than 300 non-United States citizens and residents as of the day of its most recently completed fiscal year and our business is administered principally outside the United States.  As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

5.

Currency

The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $") and the financial data in this Annual Report is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP").

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended June 30, 2014, 2013 and 2012.  These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The following is selected financial data for the Company for each of the last three fiscal years 2012 through 2014 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years, prepared in accordance with IFRS as issued by the IASB.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (Canadian $)

Operating data – Fiscal year ended June 30

	2014	2013	2012

Revenue	$-	$-	$-
Net Loss	(125,820)	(19,685)	(161,139)
Net Loss per Share	(0.01)	(0.00)	(0.01)
Working Capital Deficit	(357,991)	(232,171)	(208,191)
Total Assets	1,250	4,059	37,217
Capital Stock	7,880,660	7,880,660	7,880,660
Contributed Surplus	361,196	347,699	347,699
Equity Component of Debt	-	13,497	17,792
Accumulated Deficit	(8,599,847)	(8,474,027)	(8,454,342)
Shareholders' Deficiency	(357,991)	(232,171)	(208,191)

Weighted Average Number of Shares Outstanding	23,521,744	23,521,744	23,521,744

6.

Summary of Financial Information in Accordance with U.S. GAAP (CDN $)

Operating data – Fiscal year ended June 30

	2014	2013	2012

Revenue	$-	$-	$-
Net Loss	(125,820)	(19,685)	(161,139)
Comprehensive Loss	(125,820)	(19,685)	(161,139)
Loss per Share	(0.01)	(0.00)	(0.01)
Total Assets	1,250	4,059	37,217
Accumulated Deficit	(8,599,847)	(8,474,027)	(8,454,342)
Shareholders' Deficiency	(357,991)	(232,171)	(208,191)

The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On September 30, 2014, being the last day of September 2014, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $0.8922.

The following table sets out the high and low exchange rates for each of the last six months.

2014	September	August	July	June	May	April

High for period	$0.9202	$0.9211	$0.9404	$0.9367	$0.9228	$0.9172
Low for period	$0.8922	$0.9106	$0.9167	$0.9143	$0.9064	$0.9056

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.
	Year Ended June 30,
	2014	2013	2012	2011	2010
Average for the year	0.9367	0.9735	0.9963	1.0013	1.0555

(B) CAPITALIZATION AND INDEBTEDNESS

Not applicable

(C) REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

7.

(D) RISK FACTORS

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material adverse impact on, or constitute risk factors in respect of, the Company’s future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

The Company is not profitable and has had no significant revenue since its inception in March 1997. The Company has operated at a loss to date and in all likelihood will continue to sustain operating expenses in the foreseeable future. There is no assurance that the Company will ever be profitable.

The Company’s consolidated financial statements for the year ended June 30, 2014 have been prepared assuming that the Company will continue as a going concern, however, there can be no assurance that the Company will be able to do so. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. The Company continues to receive funding form its largest shareholder to assist with the Company’s working capital requirements. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

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

8.

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

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference Capital”), an arms-length party at the time of entering into the loan, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.  By loan amending agreement dated May 28, 2014, the term of this unsecured loan was amended to provide that the maturity date is three (3) banking days from written demand from Difference Capital.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 with Difference Capital.  The loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.  By loan amending agreement dated May 28, 2014, the term of this unsecured loan was amended to provide that the maturity date is three (3) banking days from written demand from Difference Capital.

During fiscal 2014, Difference Capital continued to advance working capital to the Company on an as needed basis to fund its working capital requirements.

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

9.

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

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2014, we had approximately 23,521,744 shares of common stock outstanding of which approximately 18,767,200 are restricted securities under Rule 144 promulgated under the Securities Act.

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

10.

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

In April 2010, the controlling shareholder of the business changed and a new Board of Directors and new CEO were appointed.  The former chief executive officer resigned and his consulting contracts were cancelled without any penalty or further financial commitments. The new management, while maintaining the overall business focus on feature film production and distribution, had focused its efforts on identifying for purchase other active business interests both inside and outside of the film industry.   To date, the Company has not yet identified or selected any additional specific investment opportunity or business.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party had the right to exercise the option at any time after July 15, 2011 until July 15, 2012.  The Company also had an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities at any time until July 15, 2012.   This option and put option expired unexercised.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital, an arms-length party at the time of entering into the loan, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.  By loan amending agreement dated May 28, 2014, the term of this unsecured loan was amended to provide that the maturity date is three (3) banking days from written demand from Difference Capital.

11.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 with Difference Capital, the Company’s largest shareholder and related party.  The loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.  The Company used the proceeds of this loan to pay out all of its existing indebtedness and the balance for working capital purposes.  By loan amending agreement dated May 28, 2014, the term of this unsecured loan was amended to provide that the maturity date is three (3) banking days from written demand from Difference Capital.

During fiscal 2014, Difference Capital continued to advance working capital to the Company on an as needed basis to fund its working capital requirements.

On, March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.  At the same time, the Company announced the appointment of Michael Wekerle and Henry Kneis as members of the board of directors which replaced Janice Barone and Diana van Vliet, both of whom resigned as of such date.  The Company’s then existing Chief Executive Officer and Chief Financial Officer resigned, their consulting contracts were cancelled without penalty or further financial commitments, and were replaced by Michael Wekerle and Henry Kneis, respectively.

On June 10, 2013, the Company announced the appointment of Jeff Kehoe as a director of the Company following the resignation of Jason Meretsky, who was subsequently replaced by Paul Sparkes on May 28, 2014.  The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Paul Sparkes.

The new management has focused its efforts on identifying for purchase other active business interests both inside and outside of the film industry.   To date, the Company has not yet identified or selected any additional specific investment opportunity or business.

The Company’s principal business office is located at 130 Adelaide Street West, Suite 1010, Toronto, Ontario M5H 3P5, Canada and its telephone number is 416-649-5085.

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

(C) ORGANIZATIONAL STRUCTURE

As at June 30, 2014, the Company had only one wholly-owned subsidiary, LiveReel Productions Corporation, as explained above in (A).

12.

(D) PROPERTY PLANTS AND EQUIPMENT

The Company does not own or lease any real property.

The Company’s registered office is 130 Adelaide Street West, Suite 1010, Toronto, Ontario M5H 3P5, Canada.  It is not charged monthly rent under this arrangement.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Consolidated Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2014	2013	2012
Revenue	$-	$-	$-
Expenses	(125,820)	(128,154)	(161,139)
Debt forgiveness	-	75,929	-
Write-down of production advances	-	32,540	-
Net loss for year	(125,820)	(19,685)	(161,139)
Accumulated Deficit at end of period	$(8,599,847)	$(8,474,027)	$(8,454,342)

Overview

The following were the key events in the year ended June 30, 2014 –

1.
On May 28, 2014, Paul Sparkes was appointed a director of the Company following the resignation of Jeff Kehoe, who resigned on March 18, 2014.  The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Paul Sparkes.

2.
On May 28, 2014, the Company entered into an amending agreement to its unsecured loan agreement with Difference Capital dated December 19, 2012 and its unsecured loan agreement with Difference Capital dated March 22, 2013, whereby the terms of such loans were amended to provide that the maturity date shall be three (3) banking days from receipt of written demand from Difference Capital.

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

13.

2.
On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital, an arms-length party at the time of entering the loan, in the aggregate principal amount of $50,000.  The loan has a term of 12 months maturing December 19, 2013, bears interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.  By loan amending agreement dated May 28, 2014, the term of this unsecured loan was amended to provide that the maturity date is three (3) banking days from written demand from Difference Capital.

3.
On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 with Difference Capital.  The loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.  By loan amending agreement dated May 28, 2014, the term of this unsecured loan was amended to provide that the maturity date is three (3) banking days from written demand from Difference Capital.

4.
Following the change in control of the Company on March 22, 2013, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet.  In addition, Mr. Jason Meretsky resigned as Chief Executive Officer and was replaced by Michael Wekerle, and Steve Wilson, the Corporation’s Chief Financial Officer resigned and was replaced by Henry Kneis.

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

The following were the key events in the year ended June 30, 2012 –

1.
On July 21, 2011 the Company entered into unsecured loan agreements with its largest shareholder, Mad Hatter Investments Inc., and another related entity, 1057111 Ontario Limited, in the aggregate principal amount of $50,000.  The loans had a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder into common shares of the Company at $0.10 per share.  These notes and all accrued interest were repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

2.
On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan had a term to maturity of the earlier of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder into common shares of the Company at $0.10 per share.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

14.

Revenues

No revenue was realized in the years ended June 30, 2014, 2013 and 2012.

Expenses

The overall analysis of the expenses is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2014	2013	2012

Consulting expenses	$-	$40,000	$52,500
Professional fees	45,981	33,030	56,395
Office and general	13,707	11,289	16,325
Shareholder information	41,615	18,834	18,652
Bank charges and interest	320	1,095	860
Financing costs	24,197	15,307	-
Accretion on convertible notes payable	-	8,566	16,095
Foreign exchange loss	-	33	312
	$125,820	$128,154	$161,139

Consulting Expenses

The Chief Executive Officer of the Company received consulting fees for various consulting services of $Nil in the fiscal year ended June 30, 2014 (2013 - $25,000; 2012 - $30,000).

The Chief Financial Officer of the Company received consulting fees for services rendered of $Nil in the fiscal year ended June 30, 2014 (2013 - $15,000; 2012 - $22,500).

During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc. were forgiven. No such consulting fees were forgiven for the year ended June 30, 2014 and June 30, 2012.

Professional Fees

Professional fees during the years ended June 30, 2014 were $45,981 (2013 – $33,030, 2012 - $56,395).  Professional fees consisted primarily of legal and audit fees and accruals for assistance in the review of the Company’s public filings, annual general meeting preparation and other corporate matters.

15.

Office and General

These costs include primarily insurance and other various small office expenses not categorized elsewhere in the financial statements.

Financing Costs

During the year ended June 30, 2014, the Company incurred financing costs of $24,197 (2013 - $15,307, 2012 - $Nil) comprised of interest expense accrued on the loans from Difference Capital and interest paid on the convertible notes.

During the year ended June 30, 2014, the Company incurred accretion expense on the convertible notes of $Nil (2013 - $8,566, 2012 - $16,095).

Shareholder Information

Shareholder information costs for year ended June 30, 2014 were $41,615 (2013 – $18,834, 2012 - $18,652).  Shareholder information costs comprised of annual general meeting fees, transfer agent fees and related filing fees.

Debt Forgiveness

No debt forgiveness occurred during the year ended June 30, 2014.

During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc., for various consulting services rendered were forgiven.  Legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company, were paid by its largest shareholder, Difference Capital, who then forgave the debt owing to it by the Company.

Write-Down of Production Advances

During the year ended June 30, 2013, the Company derecognized $32,540 in production advances from two production companies that were made in 2006 as the existence and whereabouts of these companies is unknown.

No write-down of production advances occurred during the year ended June 30, 2014 or June 30, 2012.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2014, the Company had a net working capital deficit of $357,991 compared to a net working capital deficit of $232,171 as of June 30, 2013.  Cash on hand as at June 30, 2014 was $1,250 compared to $20 in cash as at June 30, 2013.

16.

The working capital position has declined by approximately $125,820 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2014.

With the continued financial support of the Company’s largest shareholder, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Operating cash flow

During fiscal 2014, operating activities had a positive net cash flow of $1,230 compared to net cash outflows of $102,587 in 2013 and  $94,825 in 2012.

The Company’s operating cash requirements was met through working capital advances from Difference Capital.

Investment cash flows

The Company had no investment activities during the year.

Financing cash flows

During fiscal 2014, the Company incurred cash flows from financing activities of $89,159 from the working capital advances from Difference Capital (2013 - $88,836 from the above-noted loans set out in Item 5(A) Operating Results – Overview; 2012 - $100,000 from the above-noted exercise of warrants set out in 5(A) Operating Results - Overview).

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2014, 2013 and 2012.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2014 and 2013, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

The Company has no contractual commitments that cannot be cancelled with 30 days’ notice.

17.

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

Mr. Paul Sparkes joined the Board of Directors on May 28, 2014.  Mr. Sparkes is an accomplished business executive with more than 20 years of experience in the public and private sectors. Mr. Sparkes is the Executive Vice Chairman and Co-Founder of Difference Capital Financial Inc.  For the past decade he was a leader in the broadcast and new media industry for Canada’s premier media company where he most recently served as CTVglobemedia’s Executive Vice President, Corporate Affairs. He also held senior positions in the public service, including with the Government of Canada as Director of Operations to then Prime Minister, Jean Chretien, and the Government of Newfoundland and Labrador as a senior aide to two Premiers; Clyde Wells and Brian Tobin. Mr. Sparkes serves on a number of boards including Thunderbird Films, the Liquor Control Board of Ontario (LCBO), the National Arts Center Foundation, and is the Chair and founding member of the Smiling Land Foundation.

18.

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

The following table and accompanying notes set forth all compensation paid by the Company to all persons who served as Company directors and senior management during the fiscal year ended June 30, 2014.  The information is provided for the fiscal years ended 2014, 2013 and 2012.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Michael Wekerle, Chief Executive Officer	2014 2013 2012	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -
Henry Kneis, Chief Financial Officer	2014 2013 2012	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -
Paul Sparkes, director	2014 2013 2012	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Jeff Kehoe, former director	2014 2013 2012	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -

19.

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of LiveReel. In carrying out its mandate the Board holds at least four meetings (or consent resolutions, where applicable) annually. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of five meetings (or consent resolutions, where applicable) during the fiscal year ended June 30, 2014.  To assist in the discharge of its responsibilities, the Board has designated an Audit Committee, as more particularly discussed below.

Corporate Governance Committee

The Company does not currently have a Corporate Governance Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would not be practical for the Company at this time.

20.

Audit Committee

The members of the Audit Committee consist of Mr. Michael Wekerle, Mr. Henry Kneis, and Mr. Paul Sparkes, who are not independent.  While each of these individuals would not be considered an independent director under an objective test in that Mr. Wekerle and Mr. Kneis serve as non-paid consultants, holding the roles of the Corporation’s Chief Executive Officer and Chief Financial Officer, respectively, since March 22, 2013 and Mr. Sparkes was a senior officer of Difference Capital, the controlling shareholder of the Company; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Wekerle, Mr. Kneis and Mr. Sparkes, carrying out the responsibilities of a director.  The Corporation has minimal cash reserves and its debts are with its largest shareholder, Difference Capital.  The Corporation and its largest shareholder have taken an active approach to examining business opportunities that could enhance shareholders returns and, if consummated, the Corporation will be in a position to attract independent board members.

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

21.

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

The Corporation had the following plans as at June 30, 2014:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons at September 30, 2014:

		Option-Based Awards				Share-Based Awards
Name	Number of Shares Held	Number of securities underlying unexercised options (#)	Option exercised price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Michael Wekerle, Chief Executive Officer	20,648,150 (1)	Nil	Nil	Nil	Nil	Nil	Nil
Henry Kneis, Chief Financial Officer	20,648,150 (1)	Nil	Nil	Nil	Nil	Nil	Nil
Note:
(1)
Difference Capital holds 20,648,150 issued and outstanding Common Shares of the Company, representing 87.8% of the issued and outstanding shares.  Each of  Mr. Wekerle and Mr. Kneis are also a senior officer and/or director of Difference Capital, and accordingly, would be deemed to exercise control and direction over the shares held by Difference Capital.

22.

As of June 30, 2014, the Company had 23,521,744 shares of common stock outstanding.  There are no outstanding options or warrants to purchase common stock outstanding.

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

As at September 30, 2014, Intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 3.7% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

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

At September 30, 2014, the Company had 23,521,744 shares of common stock outstanding, which, as per the details provided by Equity Financial Trust Company, the Company’s registrar and transfer agent, were held by approximately 353 record holders (excluding the beneficial shareholders held through the intermediaries) of which 8 shareholders are based in the United States (including the beneficial shareholders held through the intermediaries) and hold an aggregate of 10,818 shares or less than 0.01% of the common stock.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions during the year ended June 30, 2014 are as follows:

23.

1.
On May 28, 2014, the Company entered into an amending agreement to its unsecured loan agreement with Difference Capital dated December 19, 2012 and its unsecured loan agreement with Difference Capital dated March 22, 2013, whereby the terms of such loans were amended to provide that the maturity date shall be three (3) banking days from receipt of written demand from Difference Capital.

2.	The Company received $89,159 in advances from Difference Capital, its largest shareholder, for working capital purposes. The advacnes are unsercured, non-interest bearing and due on demand.

3.	The Company accrued financing costs of $24,197 on the loans to Difference Capital during the year.

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

(B) SIGNIFICANT CHANGES

During the fiscal year ended June 30, 2014, the Company entered into the following significant arrangements:

24.

1.
On May 28, 2014, the Company entered into an amending agreement to its unsecured loan agreement with Difference Capital dated December 19, 2012 and its unsecured loan agreement with Difference Capital dated March 22, 2013, whereby the terms of such loans were amended to provide that the maturity date shall be three (3) banking days from receipt of written demand from Difference Capital.

2.
On May 28, 2014, the Company announced the appointment of Paul Sparkes as a director of the Company following the resignation of Jeff Kehoe who resigned on March 18, 2014.  The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Paul Sparkes.

ITEM 9 - THE OFFER AND LISTING

 (A) OFFER AND LISTING DETAILS

The Company’s common shares began trading on the OTCBB on April 27, 2005. Prior to that date, the Company’s shares were traded “Over-the Counter” on the Canadian Unlisted Board (“CUB”) for a brief while in 2000. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB.

The following table outlines the annual high and low market prices for each of the fiscal years since the trading date of April 27, 2005:
Fiscal year ended June 30	High in US $	Low in US$
2014	0.14	0.04
2013	0.19	0.04
2012	0.08	0.02
2011	0.02	0.01
2010	0.02	0.01
2009	0.08	0.01
2008	0.06	0.02
2007	1.70	0.06
2006	2.15	0.61
2005 (April 28, 2005 to June 30, 2005)	0.65	0.54

25.

The following table outlines the high and low market prices for each fiscal financial quarter for each of the quarters since April 27, 2005 and any subsequent period:

Fiscal Quarter ended	High in US $	Low in US$
September 30, 2014	0.07	0.07
June 30, 2014	0.07	0.05
March 31, 2014	0.05	0.04
December 31, 2013	0.14	0.04
September 30, 2013	0.19	0.14
June 30, 2013	0.19	0.04
March 31, 2013	0.05	0.04
December 31, 2012	0.06	0.05
September 30, 2012	0.18	0.08
June 30, 2012	0.08	0.062
March 31, 2012	0.06	0.06
December 31, 2011	0.08	0.02
September 30, 2011	0.18	0.11
June 30, 2011	0.01	0.01
March 31, 2011	0.01	0.01
December 31, 2010	0.01	0.01
September 30, 2010	0.0275	0.01
June 30, 2010	0.006	0.006
March 31, 2010	0.015	0.006
December 31, 2009	0.08	0.08
September 30, 2009	0.01	0.01
June 30, 2009	.015	0.015
March 31, 2009	0.08	0.012
December 31, 2008	0.08	0.012
September 30, 2008	0.02	0.01
June 30, 2008	0.03	0.02
March 31, 2008	0.04	0.03
December 31, 2007	0.06	0.04
September 30, 2007	0.06	0.06
June 30, 2007	0.11	0.10
March 31, 2007	0.15	0.10
December 31, 2006	0.50	0.12
September 30, 2006	1.70	0.30
June 30, 2006	0.85	2.15
March 31, 2006	1.20	0.20
December 31, 2005	0.65	0.35
September 30, 2005	0.61	0.56

26.

The following table outlines the high and low market prices for each of the most recent six months:

Month	High in US $	Low in US $
September 2014	0.07	0.07
August 2014	0.07	0.07
July 2014	0.07	0.07
June 2014	0.07	0.05
May 2014	0.05	0.05
April 2014	0.05	0.05

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

27.

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

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) "size of the parties" threshold - the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds $400 million in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed $400 million in the aggregate; and (b) "size of the transaction" threshold - the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed an annually established threshold (2014 - $82 million), based on the book value of the subject assets or Company in Canada, or gross revenues from sales in or from Canada generated from those assets or by the Company).  For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

28.

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

29.

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

30.

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

31.

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

32.

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

33.

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

34.

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

35.

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

36.

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

37.

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

38.

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

39.

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

40.

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

(F) DIVIDEND AND PAYING AGENTS

Not applicable

(G) STATEMENT BY EXPERTS

Not applicable

(H) DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 130 Adelaide Street West, Suite 1010, Toronto, Ontario, Canada, M5H 3P5.  The Company may be reached at (416) 649-5085. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

41.

(I) SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company's office at 130 Adelaide Street West, Suite 1010, Toronto, Ontario, Canada, M5H 3P5.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rates.  The Company’s excess cash is held at a Canadian chartered bank in U.S. and Canadian currencies and bears interest at various rates on monthly balances as at June 30, 2014.

The carrying value of cash, accounts payable and accrued liabilities, due to related party and short-term loans payable approximate fair values due to the relatively short-term maturities of these instruments.

The Company never entered into and did not have at the end of the years ended June 30, 2014, 2013 and 2012, any foreign currency hedge contracts or commodity contracts, and the Company does not trade in such instruments.  The Company does not use derivative financial instruments.

The Company has no sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company periodically accesses the capital markets with the issuance of new debt and/or new shares to fund operating expenses.

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

42.

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

C.     Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2014 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

43.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2014, the audit committee consisted of three directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

The members of the Audit Committee consist of Mr. Michael Wekerle, Mr. Henry Kneis, and Mr. Paul Sparkes, each of whom are not independent.  While Mr. Wekerle and Mr. Kneis would not be considered an independent director under an objective test in that they serve as non-paid consultants, holding the roles of the Corporation’s Chief Executive Officer and Chief Financial Officer, respectively, since March 22, 2013 and Mr. Sparkes is not be considered independent as he was a senior officer of Difference Capital, a significant shareholder of the Company; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Wekerle, Mr. Kneis and Mr. Sparkes carrying out the responsibilities of a director.  The Corporation has minimal cash reserves and its debts are with its largest shareholder, Difference Capital.  The Corporation and its largest shareholder have taken an active approach to examining business opportunities that could enhance shareholders returns and, if consummated, the Corporation will be in a position to attract independent board members.

ITEM 16B CODE OF ETHICS

On February 9, 2007, the Company adopted a Code of Ethics that applies to its principal executive officer and principal financial officer, or persons performing similar functions.  A copy of our Code of Ethics will be provided to any person requesting same without charge.  To request a copy of our Code of Ethics, please make a written request to our chief financial officer, Live Reel Media Corporation, 130 Adelaide Street West, Suite 1010, Toronto, Ontario, Canada, M5H 3P5.

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2014	June 30, 2013

Audit Fees	13,000	15,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by the auditors.

ITEM 16D  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

44.

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

 ITEM 19 -- EXHIBITS

(a) Financial Statements -

45.

b) Exhibits

The following documents are filed as part of this Annual Report on Form 20-F.

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

46.

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

2.(a)	Specimen Common Share certificate - Incorporated herein by reference to Exhibit 2(a) to the Company’s Annual Report on Form 20-F filed on December 1, 2005.

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

2.(b)(v)	Unsecured loan agreement with Difference Capital Funding Inc. (now Difference Capital Financing Inc.) dated December 19, 2012.

2.(b)(vi)	Unsecured loan agreement with Difference Capital Funding Inc. (now Difference Capital Financing Inc.) dated March 22, 2013.

2.(b)(vii)	Loan amending agreement with Difference Capital Financing Inc. dated May 29, 2014 with respect to the unsecured loan entered into on December 19, 2012.

2.(b)(viii)	Loan amending agreement with Difference Capital Financing Inc. dated May 29, 2014 with respect to the unsecured loan entered into on March 22, 2013.

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

47.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this October 22, 2014.

LIVEREEL MEDIA CORPORATION

Per:  /s/ “Henry Kneis”
Henry Kneis
Chief Financial Officer

48.

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2014 and 2013

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR'S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of LiveReel Media Corporation:

We have audited the accompanying consolidated financial statements of LiveReel Media Corporation, which comprise the consolidated statements of financial position as at June 30, 2014 and June 30, 2013 and the consolidated statements of operations and comprehensive loss, statements of changes in equity and statements of cash flows for the years ended June 30, 2014 and 2013 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of LiveReel Media Corporation as at June 30, 2014 and June 30, 2013 and its financial performance and its cash flows for the years ended June 30, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $125,820 during the year ended June 30, 2014 and as of that date had an accumulated deficit of $8,599,847.  These conditions along with other matters as set forth in Note 1 indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

“SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario	Chartered Accountants
October 22, 2014	Licensed Public Accountants

LiveReel Media Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	Note	June 30, 2014	June 30, 2013
Assets
Current Assets
Cash		$1,250	$20
Other assets		-	4,039
Total Assets		1,250	4,059
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	6	$36,696	$27,041
Due to related party	10	89,159	-
Short-term loans payable	7	233,386	209,189
Total Liabilities		359,241	236,230
Shareholders’ Deficiency
Capital stock	8	7,880,660	7,880,660
Contributed surplus		361,196	347,699
Equity component of debt		-	13,497
Accumulated deficit		(8,599,847)	(8,474,027)
Total Shareholders’ Deficiency		(357,991)	(232,171)
Total Liabilities and Shareholders’ Deficiency		$1,250	$4,059

Going Concern (Note 1)
Related Party Transactions (Note 10)

Approved by the Board  ”Henry Kneis”  Director    ”Mike Wekerle” Director
                                           (signed)                         (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

For the years ended	Note	June 30, 2014	June 30, 2013

Revenue		$-	$-
Expenses
Consulting	10	-	40,000
Professional fees	10	45,981	33,030
Shareholders information		41,615	18,834
Office and general		13,707	11,289
Financing costs	10	24,197	15,307
Accretion on convertible notes payable		-	8,566
Bank charges		320	1,095
Foreign exchange loss		-	33
		125,820	128,154
Other income
Debt forgiveness		-	(75,929)
Write-down of production advances		-	(32,540)
		-	(108,469)
Net loss and comprehensive loss		$(125,820)	$(19,685)
Net loss per share – basic and diluted	9	$(0.01)	$(0.00)
Weighted average number of shares outstanding		23,521,744	23,521,744

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended	Note	June 30, 2014	June 30, 2013
Cash flows from operating activities
Net loss for the year		$(125,820)	$(19,685)
Adjustment for non-cash items:
Accrued interest		24,197	9,189
Accretion on convertible notes payable			8,566
Forgiveness of debt			(75,929)
Write-down of production advances			(32,540)
Changes in working capital items:
Other assets		4,039	19,407
Accounts payable and accrued liabilities		9,655	(11,595)
		(87,929)	(102,587)
Cash flows from financing activities
Due to related party		89,159	-
Proceeds from short-term loans		-	225,000
Repayment of short-term loans		-	(25,000)
Repayment of notes payable		-	(111,164)
		89,159	88,836
Increase (decrease) in cash		1,230	(13,751)
Cash, beginning of year		20	13,771
Cash, end of year		$1,250	$20

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

For the years ended June 30, 2014 and 2013

	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders’ Equity (Deficit)
Balance, July 1, 2012	23,521,744	$7,880,660	$347,699	$17,792	$(8,454,342)	$(208,191)
Change in equity component of debt	-	-	-	(4,295)	-	(4,295)
Net loss for the year	-	-	-	-	(19,685)	(19,685)
Balance, June 30, 2013	23,521,744	$7,880,660	$347,699	$13,497	$(8,474,027)	$(232,171)
Change in equity component of debt	-	-	13,497	(13,497)	-	-
Net loss for the year	-	-	-	-	(125,820)	(125,820)
Balance, June 30, 2014	23,521,744	$7,880,660	$361,196	$-	$(8,599,847)	$(357,991)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

1.	NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company”) is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry.  The Company’s registered office is 130 Adelaide Street West, Suite 1010, Toronto, ON, M5H 3P5

Management has prepared these consolidated financial statements in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due.  The Company has accumulated significant losses since its inception. To this point, all operational activities and overhead costs have been funded through equity and debt issuances.  These conditions indicate that there could be a substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company has incurred a net loss of $125,820 during the year, has a working capital deficit of approximately $357,991 and an accumulated deficit of $8,599,847.  The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company continues to receive funding from its largest shareholder (see Note 10) to assist with the Company’s working capital requirements.  These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.

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

The consolidated financial statements were approved by the Company’s board of directors and authorized for issue on October 22, 2014.

(b)	Basis of Presentation

These consolidated financial statements have been prepared on the historical cost basis.  Historical cost is based on the fair value of the consideration given in exchange for assets.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

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

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Financial instruments (continued)

De-recognition of financial liabilities:

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company’s financial instruments consist of the following:

Financial assets:	Classification:
Cash	FVTPL
Other assets	Other financial assets

Financial liabilities:	Classification:

Amounts payable and accrued liabilities	Other financial liabilities
Due to related party	Other financial liabilities
Short-term loans payable	Other financial liabilities

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
June 30, 2014 and 2013

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
June 30, 2014 and 2013

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

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include the valuation of financial instruments and income tax assets.

(i) Recent accounting policies

The Company continues to monitor the potential changes proposed by the IASB and considers the impact changes in the standards would have on the Company’s operations.

New standards not yet adopted

IFRS 9 - The IASB is currently developing IFRS 9 “Financial Instruments” which will replace IAS 39 “Financial Instruments: Recognition and Measurement”, the current standard for financial instrument. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value through profit and loss, replacing the multiple category and measurement models in IAS 39.  The approach in IFRS 9 is based on the entity’s business model for managing the financial assets and the contractual cash flow characteristic of the financial assets.  IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with early adoption permitted. The Company has not yet determined the potential impact of the amendments to IFRS 9 on its financial statements.

Accounting standards adopted during the year

As of July 1, 2013 the Corporation adopted several new IFRS standards and amendments in accordance with the transitional provisions of each standard. A brief description of each new standard and its impact on the Corporation’s financial statements follows below:

IFRS 10 – “Consolidated Financial Statements” replaces Standing Interpretations Committee 12, “Consolidation - Special Purpose Entities” and the consolidation requirements of IAS 27 “Consolidated and Separate Financial Statements”. The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 – “Joint Arrangements” replaces IAS 31 “Interests in Joint Ventures”. The new standard focuses on the rights and obligations of an arrangement, rather than its legal form. The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

LiveReel Media Corporation

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards adopted during the year (continued)

IFRS 12 – “Disclosure of Interest in Other Entities” provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose entities. The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity’s interest in subsidiaries and joint arrangements.

IFRS 13 – “Fair Value Measurement” provides a common definition of fair value within IFRS. The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

The adoption of these standards did not have a material impact on the Company’s financial statements.

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

4.   FINANCIAL INSTRUMENTS AND RISK FACTORS

There has been no change with respect to the overall risk management objectives during the year ended June 30, 2014.

The Company’s financial instruments consisting of cash, accounts payable and other accrued liabilities, due to related party, and short-term loans payable, approximate fair value due to the relatively short term maturities of these instruments.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is identified as Level 1.

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  As at June 30, 2014, the Company had a working capital deficit of $357,991, including $322,545 loans payable to and advances from its largest shareholder. As a result, the Company has exposure to liquidity risk.   The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company will continue to look to its largest shareholder for continued financial support if necessary.

LiveReel Media Corporation

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

5.   CATEGORIES OF FINANCIAL INSTRUMENTS

	June 30, 2014	June 30, 2013
Financial assets:
FVTPL
Cash	$1,250	$20
Other assets	-	4,039
Total	$1,250	$4,059

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$36,696	$27,041
Due to related party	89,159	-
Short-term loans payable	233,386	209,189
Total	$359,241	$236,230

6.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

       Accounts payable and accrued liabilities include the following:

	June 30, 2014	June 30, 2013
Accounts payable	$-	$10,091
Accrued liabilities	36,696	16,950
Total	$36,696	$27,041

7.   SHORT-TERM LOANS PAYABLE

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000.   The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty.

On March 22, 2013, Difference acquired control of the Company by the acquisition of a majority of common shares of the Company, and entered into an unsecured loan agreement in the aggregate principal amount of $150,000.  The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty.

On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis.

During the year, the Company incurred interest expenses of $24,197 (2013 - $9,189) on these loans.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

8.   CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

b)	Issued:

	June 30, 2014		June 30, 2013
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	23,521,744	$7,880,660	23,521,744	$7,880,660
End of year	23,521,744	$7,880,660	23,521,744	$7,880,660

9.   LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year ended June 30, 2014, which were 23,521,744 shares (2013 – 23,521,744).

10.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2014 and 2013 and balances as at those dates, not disclosed elsewhere in the consolidated financial statements are:

a)
During the year ended June 30, 2014, the Company received $89,159 (2013 – nil) in advances from Difference Capital, its largest shareholder, for working capital purposes. The advances are unsecured, non-interest-bearing and due on demand.

b)
During the year ended June 30, 2013, consulting fees included $25,000 paid to the former Chief Executive Officer and $15,000 paid to the former Chief Financial Officer of the Company. No consulting fees were paid to any related parties during the year ended June 30, 2014.

c)	Financing costs during the year ended June 30, 2014 included $24,197 (2013 – $9,189) payable to Difference Capital.
d)	During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc., for various consulting services rendered were forgiven.
e)	Legal fees in 2013 include $17,078 paid to a law firm affiliated with the former Chief Executive Officer for legal services provided during the year.
f)
During the year ended June 30, 2013, legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company were paid by the Company’s largest shareholder, Difference Capital Financial Inc., who then forgave the debt owing to it by the Company.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

11.  INCOME TAXES

Current Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates of 26.5% (2013 – 26.5%) were the following:

	June 30, 2014	June 30, 2013
Canadian statutory income tax rates	26.50%	26.50%
Income tax recovery at statutory income tax rates	$(33,342)	$(5,217)
Increase (decrease) in taxes resulting from:
Temporary difference	(1,265)	(1,265)
Other permanent differences	-	(28,735)
Benefit of tax losses not recognized	34,607	35,217
Provision for income taxes	$-	$-

Deferred Income Taxes

Net deferred income tax balances are summarized as follows:

	June 30, 2014	June 30, 2013
Amounts related to tax loss carry forwards	$989,510	$954,795

Share issuance costs	2,531	3,796
Deferred tax assets not recognized	(922,041)	(958,591)
	$-	$-

No deferred tax asset has been recognized in respect of the above because the amount of future taxable profit that will be available to realize such assets is not probable.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2014 and 2013

11.  INCOME TAXES (continued)

Non-capital Losses

The Company has non-capital tax losses available for carry-forward of approximately $3,734,000, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in these consolidated financial statements.

2015	151,000
2016	448,000
2027	536,000
2028	868,000
2029	911,000
2030	260,000
2031	251,000
2032	153,000
2033	25,000
2034	131,000
$3,734,000

12.  SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.

13.  RECLASSIFICATION OF PREVIOUS YEAR FIGURES

Certain comparative figures for 2013 have been reclassified to conform with the basis of presentation adopted by the Company for the current year.

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2014

Prepared as at October 22, 2014

-- 1 --

Index

Overview	3
Summary of Results	3
Number of Common Shares	5

Business Environment	6
Risk Factors	6
Forward Looking Statements	9
Business Plan and Strategy	9

Results of Operations	11

Liquidity and Capital Resources	14
Working Capital	14
Key Contractual Obligations	15
Off Balance Sheet Arrangements	15

Transactions with Related Parties	15

Financial and Derivative Instruments	15

Critical Accounting Estimates	16

Evaluation of Disclosure Controls and Procedures	16

Outlook	16
Current Outlook	16

Public Securities Filings	16

-- 2 --

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the year ended June 30, 2014 should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2014. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The management discussion and analysis is prepared by management as at October 22, 2014.

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

-- 3 --

On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference Capital”), an arms-length party at the time, in the aggregate principal amount of $50,000.  The loan had a term of 12 months, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 (the “Loan”) with Difference Capital.  The loan had a term of 12 months, accrued interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty. The Company used the proceeds of the Loan to pay out all of its existing indebtedness and the balance for working capital purposes.

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

On March 18, 2014, Jeff Kehoe resigned as a director of the Company and was replaced by Paul Sparkes.  The Board currently consists of three directors, Henry Kneis, Paul Sparkes and Michael Wekerle.

On May 28 2014, the Company extended the term of its loans with Difference Capital to provide that such loans now mature on a demand basis.

-- 4 --

The following table summarizes financial information for the past three years:

Selected consolidated data

Year ended June 30 ($)	2014	2013	2012
Revenue	-	-	-
Net loss for year	(125,820)	(19,685)	(161,139)
Loss per share	$(0.01)	$(0.00)	$(0.01)
Working capital deficit	(357,991)	(232,171)	(208,191)
Total assets	1,250	4,059	37,217
Capital stock	7,880,660	7,880,660	7,880,660
Contributed surplus	361,196	347,699	347,699
Equity component of debt	-	13,497	17,792
Accumulated deficit	(8,599,847)	(8,474,027)	(8,454,342)
Shareholders' deficiency	(357,991)	(232,171)	(208,191)

The following table summarizes financial information for the 4th quarter of fiscal 2014 and the preceding seven quarters:

Quarters ended	June 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	June 30, 2013	March 31, 2013	Dec. 31, 2012	Sept. 30, 2012

Total Revenue	-	-	-	-	-	-	-	-
Earnings (Loss) from continuing operations	(25,659)	(25,606)	(28,492)	(46,063)	6,466	52,170	(56,073)	(22,248)
Net loss per share - basic and diluted	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00

Refer to the Results of Operations section for further analysis of income and expenses during the year ended June 30, 2014.

Number of Common Shares

There are 23,521,744 common shares issued and outstanding as of June 30, 2014 and October 22, 2014, being the date of this report.  There are no options or warrants outstanding as of June 30, 2014 and October 22, 2014, the date of this report

A total of 18,767,200 shares issued are subject to resale restrictions under U.S securities laws.

-- 5 --

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

-- 6 --

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

-- 7 --

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY.

The Company continues to review different investment opportunities both inside and outside of the film industry.  If the Company is unable to achieve revenue or obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

DIVIDENDS

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

DILUTION

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's Common Shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market prices at a time when the public market is depressed or at exercise prices which may be substantially lower than the market prices. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

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

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2014, the Company had 23,521,744 shares of common stock outstanding of which approximately 18,767,200 are restricted securities under Rule 144 promulgated under the Securities Act.

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

-- 8 --

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

Risks and uncertainties include, but are not limited to:

•	our lack of substantial operating history;
•	the success of the film projects in which we have interests;
•	the impact of competition;
•	the enforceability of legal rights;
•	the volatility of the entertainment industry.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management Discussion and Analysis for the fiscal 2014 year, a copy of which has been filed on EDGAR and SEDAR. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve.  During most of fiscal 2007 and 2008, management focused on the financing and distribution of feature films.

However, in fiscal 2007, management also received board of director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

-- 9 --

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

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital, an arms-length party at the time, in the aggregate principal amount of $50,000.  The loan had a term of 12 months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 (the “Loan”) with Difference Capital.  The Loan had a term of 12 months, accrued interest at 12% per annum, payable on maturity or termination, as the case may be, and would be repaid in advance without penalty. The Company used the proceeds of the Loan to pay out all of its existing indebtedness and the balance for working capital purposes.

-- 10 --

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

On March 18, 2014, Jeff Kehoe resigned as a director and was replaced by Paul Sparkes.  The Board currently consists of three directors, Henry Kneis, Paul Sparkes and Michael Wekerle.

On May 28 2014, the Company extended the term of its loans with Difference Capital to provide that such loans now mature on a demand basis.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

Results of Operations

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2014	2013	2012
Revenue	$-	$-	$-
Expenses	(125,820)	(128,154)	(161,139)
Debt forgiveness	-	75,929	-
Write-down of production advances	-	32,540	-
Net loss for the year	(125,820)	(19,685)	(161,139)
Accumulated deficit	$(8,599,847)	$(8,474,027)	$(8,454,342)

-- 11 --

Overview

The following were the key events during the year ended June 30, 2014:

The Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.   Operating expenses incurred during the year ended June 30, 2014 were primarily from professional fees, shareholder information costs in connection with the Company’s public filings, annual general meeting preparation and other corporate matters and financing costs related to the short term loans.

On March 18, 2014, Jeff Kehoe resigned as a director and was replaced by Paul Sparkes on May 28, 2014.

On May 28, 2014, the Company extended the term of its loans with Difference Capital to provide that such loans now mature on a demand basis.

The Company received advances of $89,159 from Difference Capital, its largest shareholder, for working capital purposes. The advances are unsecured, non-interest bearing and due on demand.

The following were the key events during the year ended June 30, 2013:

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

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

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

-- 12 --

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

Revenue

The Company had no revenue during the years ended June 30, 2014, 2013 and 2012.

Other Income

The Company had no other income during the year ended June 30, 2014. During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc., for various consulting services rendered were forgiven. Legal fees of $15,929, owed to an unrelated law firm for legal services provided to the Company were paid by its largest shareholder, Difference Capital, who forgave the debt owing to it by the Company. In addition, the Company derecognized $32,540 in production advances from two production companies that were made in 2006 as the existence and whereabouts of these companies are unknown.

Expenses

The overall analysis of the expenses is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2014	2013	2012

Consulting expenses	$-	$40,000	$52,500
Professional fees	45,981	33,030	56,395
Shareholders information	41,615	18,834	18,652
Office and general	13,707	11,289	16,325
Financing costs	24,197	15,307	-
Accretion on convertible notes payable	-	8,566	16,095
Bank charges and interest	320	1,095	860
Foreign exchange loss	-	33	312
	$125,820	$128,154	$161,139

-- 13 --

Consulting Expenses

No consulting fees were incurred in the year ended June 30, 2014.

Consulting fees include $25,000 of fees earned by the Chief Executive Officer for various consulting services rendered in the year ended June 30, 2013 (2012 - $30,000).  Consulting fees also include $15,000 earned by the Chief Financial Officer for services rendered during the year ended June 30, 2013 (2012 - $22,500).

During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc. were forgiven.

Professional Fees

Professional fees during the years ended June 30, 2014 were $45,981 (2013 – $33,030, 2012 - $56,395).  Professional fees consisted primarily of legal and audit fees and accruals for assistance in the review of the Company’s public filings, annual general meeting preparation and other corporate matters.

Shareholder Information

Shareholder information costs for year ended June 30, 2014 were $41,615 (2013 – $18,834, 2012 - $18,652).  Shareholder information costs comprised of annual general meeting fees, transfer agent fees and related filing fees.

Office and General

These costs include primarily insurance and other various small office expenses not categorized elsewhere in the financial statements.

Financing costs

During the year ended June 30, 2014, the Company incurred financing costs of $24,197 (2013 - $15,307, 2012 - nil).  Financing costs comprised of interest expense accrued on the loans from Difference Capital and interest paid on the convertible notes during 2013 and 2012.

During the year ended June 30, 2014, the Company incurred accretion expense on the convertible notes of Nil (2013 - $8,566, 2012 - $16,095).

Liquidity and Capital Resources

Working Capital

As at June 30, 2014, the Company had a net working capital deficit of $357,991 compared to a working capital deficit position of $232,171 as at June 30, 2013.  Cash on hand as at June 30, 2014 was $1,250 compared to $20 in cash as at June 30, 2013.

The working capital position has declined by $125,820 on a year-over-year due to the financing of the operating loss of the business during the year ended June 30, 2014.

With the continued financial support from the Company’s largest shareholder, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

-- 14 --

Key Contractual Obligations

Other than the loans payable to Difference Capital, there are no key contractual obligations as at June 30, 2014.

Off Balance Sheet Arrangements

As at June 30, 2014, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the year ended June 30, 2014 and balances as at that date, not disclosed elsewhere in the financial statements are:

(a)
During the year ended June 30, 2014, the Company received advances of $89,159 from Difference Capital, its largest shareholder, for working capital purposes. The advances are unsecured, non-interest-bearing and due on demand.

(b)	Financing costs included $24,197 payable to Difference Capital on the short-term loans during the year ended June 30, 2014 (2013 – $9,189, 2012 - Nil).

(c)
On May 28, 2014, the Company extended the term of its loans with Difference Capital dated December 19, 2012 in the amount of $50,000 and dated March 22, 2013 in the amount of $150,000 to provide that such loans now mature on a demand basis.

Financial and Derivative Instruments

The Company’s excess cash, if any, is held at a Canadian chartered bank and bears interest at various rates on monthly balances.

Credit risk is minimized as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognized rating agency.

The carrying value of cash, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term maturities of these instruments.

The Company never entered into and did not have at the end of the years ended June 30, 2014 and 2013, any foreign currency hedge contracts.

-- 15 --

Critical Accounting Estimates

The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).  The significant accounting policies used by the Company are the same as those disclosed in Note 2 to the Consolidated Financial Statements for the year ended June 30, 2014.  Certain accounting policies require that management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

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

There were no changes to our internal control over financial reporting since June 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

The Company currently has no cash.  Its significant debts are with its largest shareholder, Difference Capital. The Company is relying on its largest shareholder for continued financial support if necessary. The Company and its largest shareholder have taken an active approach to examining business opportunities within and outside of the entertainment industry that could enhance shareholder returns.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.gov.

-- 16 --