Form 20-F
period 2015-06-30
LiveReel Media CORP
filed 2015-10-29
CIK 1168981

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

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

70 York Street, Suite 1610,
Toronto, Ontario M5J 1S9, Canada
 (Address of principal executive offices)

J. Graham Simmonds, T: 416-843-2881, F: 647-503-6601,
70 York Street, Suite 1610,
Toronto, Ontario M5J 1S9, Canada
 (Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 23,521,744 as at June 30, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☑ Yes ☐ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). ☐ Yes ☑ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow   Item 17: ☐ Item 18: ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

FORWARD-LOOKING STATEMENTS

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

LiveReel Media Corporation is a Canadian corporation governed under the Canada Business Corporations Act of Canada. Approximately 90% of its common shares is held by substantially less than 350 non-United States citizens and residents as of the day of its most recently completed fiscal year and our business is administered principally outside the United States.  As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common shares using this Form 20-F annual report format.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes audited consolidated financial statements of the Company for the years ended June 30, 2015, 2014 and 2013.  These audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following is selected financial data for the Company for each of the last three fiscal years 2013 through 2015 on a consolidated basis. The data is extracted from the audited consolidated financial statements of the Company for each of the said years.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (Canadian $)

Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2015	2014	2013
	$	$	$
Revenue	-	-	-
Net loss and comprehensive loss	(106,368)	(125,820)	(19,685)
Net loss and comprehensive loss per share	(0.005)	(0.005)	(0.001)

Working capital deficit	(464,359)	(357,991)	(232,171)
Total assets	963	1,250	4,059
Total liabilities	465,322	359,241	236,230
Capital stock	7,880,660	7,880,660	7,880,660
Contributed surplus	361,196	361,196	347,699
Equity component of debt	-	-	13,497
Accumulated deficit	(8,706,215)	(8,599,847)	(8,474,027)
Shareholders’ deficiency	(464,359)	(357,991)	(232,171)
Weighted average number of shares outstanding	23,521,744	23,521,744	23,521,744

Summary of Financial Information in Accordance with U.S. GAAP (CDN $)
Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2015	2014	2013
	$	$	$
Revenue	-	-	-
Net loss and comprehensive loss	(106,368)	(125,820)	(19,685)
Net loss and comprehensive loss per share	(0.005)	(0.005)	(0.001)

Total assets	963	1,250	4,059
Accumulated deficit	(8,706,215)	(8,599,847)	(8,474,027)
Shareholders’ deficiency	(464,359)	(357,991)	(232,171)

The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On September 30, 2015, being the last day of September 2015, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $0.7466.

The following table sets out the high and low exchange rates for each of the last six months.

2015	September	August	July	June	May	April

High for period	$0.7606	$0.7708	$0.7958	$0.8191	$0.8368	$0.8365

Low for period	$0.7455	$0.7517	$0.7657	$0.7968	$0.8010	$0.7929

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended June 30,
	2015	2014	2013	2012	2011
Average for the year	$0.8466	$0.9367	$0.9735	$0.9963	$1.0013

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

The Company’s audited consolidated financial statements for the year ended June 30, 2015 have been prepared assuming that the Company will continue as a going concern, however, there can be no assurance that the Company will be able to do so. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company continues to receive funding from its shareholders and related parties to assist with the Company’s working capital requirements.  These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

WE MAY CHOOSE INVESTMENT STRATEGIES THAT ARE UNSUCCESSFUL

The controlling shareholders of the Company changed in March 2015 and a new Board of Directors was appointed.  The Company has focused its efforts on identifying for purchase other active business interests, both within and outside of the film industry.  The Company has not yet identified or selected any additional specific investment opportunity or business.   Accordingly, there is no current basis for the reader to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

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

MARKET PRICE FOR THE COMPANY'S COMMON SHARES HAS BEEN VOLATILE IN THE PAST AND MAY DECLINE IN THE FUTURE

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-cap companies like LiveReel, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Our shares may continue to experience significant market price and volume fluctuations in the future in response to factors, which are beyond our control.

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

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000.   The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreement with Difference to provide that such loans now mature on a demand basis.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000.  The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis.

On March 10, 2015, the aforementioned short-term loans payable of $200,000 and accrued interest of $49,825 (collectively the “Short-Term Loans Payable”) owing to Difference were fully settled in a transaction by entities related to the Company. On March 10, 2015, the Short-Term Loans Payable in the amount of $249,825 and other related party advances in the amount of $124,822, were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During fiscal 2015, the Company’s largest shareholders continued to advance working capital to the Company on an as needed basis to fund its working capital requirements.

The Company has significant debts mostly with its largest shareholders.  The failure of the Company to pay its debts when due may result in the creditors realizing on the assets of the Company.

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

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2015, the Company had 23,521,744 common shares outstanding of which approximately 18,767,200 are restricted securities under Rule 144 promulgated under the Securities Act.

Sales of common shares pursuant to an effective registration statement or under Rule 144 or another exemption under the US Securities Act could have a material adverse effect on the price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY CANADIAN LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES UNDER U.S. LAW

The Company is governed under the Canadian Business Corporations Act (the “CBCA”). The rights and responsibilities of holders of our shares are governed by our Articles and By-Laws and by CBCA. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

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

ITEM 4 - INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was originally incorporated under the Business Corporation Act (Ontario) on March 18, 1997 as a result of an amalgamation under the name "Biolink Corp." The Company went through several name changes and changes in its business activities.  The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006. The Company’s wholly-owned subsidiary changed its name from Noble House Film & Television Inc. to LiveReel Productions Corporation (“LRPC”) effective August 10, 2006. On October 26, 2006, LiveReel completed its continuance under the jurisdiction of the CBCA from being governed by the Business Corporation Act (Ontario).

The Company is a “reporting issuer” in the Province of Ontario, Canada which is governed by the Ontario Securities Commission. The Company is a fully reporting OTC Markets company and its common shares are currently listed and trade on the OTC QB under the trading symbol “LVRLF”.

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

The Company is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry.  The Company’s registered office is 70 York Street, Suite 1610, Toronto, ON, M5J 1S9.

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

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference, at the time an arms’ length party, in the aggregate principal amount of $50,000.   The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000.  The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

On March 22, 2013, Difference entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

Following the change of control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet and at later date, Jason Meretsky.  Jason Meretsky, the Company’s Chief Executive Officer resigned and was replaced by Michael Wekerle.  Steve Wilson, the Company’s Chief Financial Officer resigned and was replaced by Henry Kneis.

On May 28, 2014, the Company extended the term of its loans with Difference to provide that such loans now mature on a demand basis.

On March 10, 2015, the then existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with J. Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Mr. Wekerle resigned as Chief Executive Officer and was replaced by J. Graham Simmonds. Mr. Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

The Board currently consists of three directors, Henry J. Kloepper, J. Graham Simmonds and Ashish Kapoor.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

(B) BUSINESS OVERVIEW

On March 10, 2015, the then existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with J. Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Mr. Wekerle resigned as Chief Executive Officer and was replaced by J. Graham Simmonds. Mr. Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

The Board currently consists of three directors, Henry J. Kloepper, J. Graham Simmonds and Ashish Kapoor.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

(C) ORGANIZATIONAL STRUCTURE

As at June 30, 2015 the Company had only one wholly-owned subsidiary, LiveReel Productions Corporation, as explained above in (A).

(D) PROPERTY PLANTS AND EQUIPMENT

The Company does not own or lease any real property.

The Company’s registered office is 70 York Street, Suite 1610, Toronto, Ontario M5J 1S9, Canada.  It is not charged monthly rent under this arrangement.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

For the Years Ending June 30,	2015	2014	2013
	$	$	$
Revenue	-	-	-
Expenses	(106,368)	(125,820)	(19,685)
Net loss for year	(106,368)	(125,820)	(19,685)
Net loss per share	(0.005)	(0.005)	(0.001)

Overview

The following were the key events during the year ended June 30, 2015:

The Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry. Operating expenses incurred during the year ended June 30, 2015 were primarily from professional fees, shareholder information costs in connection with the Company’s public filings, annual general meeting preparation and other corporate matters and financing costs related to the short term loans and related notes payable.

During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159) in advances from Difference, its former shareholder, for working capital purposes. During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with related party notes payable (the “Notes Payable”).

On March 10, 2015, the then existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with J. Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Mr. Wekerle resigned as Chief Executive Officer and was replaced by J. Graham Simmonds. Mr. Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary. The Board currently consists of three directors, Henry J. Kloepper, J. Graham Simmonds and Ashish Kapoor.

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in Notes Payable to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the year ended June 30, 2015, the Company accrued interest of $30,424 (2014: - $24,197) on loans due to related parties.

During the year ended June 30, 2015, the Company expensed $11,500 (2014 - nil) in fees payable to a related entity for accounting and consulting services.

During the year ended June 30, 2015, the Company received $15,000 (2014 – nil) in advances from related entities, for working capital purposes.

The following were the key events during the year ended June 30, 2014:

The Company was focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.   Operating expenses incurred during the quarter were primarily from professional fees, shareholder information costs in connection with the Company’s public filings, annual general meeting preparation and other corporate matters and financing costs related to the short term loan.

Revenues

The Company had no revenue during the years ended June 30, 2015 and June 30, 2014.

Expenses

The overall analysis of the expenses is as follows:

For the Years Ending June 30,	2015	2014	2013
	$	$	$
Legal and professional fees	89,191	45,981	73,030
Shareholders information	44,734	41,615	18,834
Office and general	12,764	14,027	12,417
Financing costs	30,424	24,197	15,307
(Gain) on settlement off of related party advances	(70,745)	-	-
Accretion of convertible notes payable	-	-	8,566
(Gain) on debt forgiveness	-	-	(75,929)
(Gain) on write-down of production advances	-	-	(32,540)
	106,368	125,820	(19,685)

Legal and Professional Fees

Legal and professional fees during the year ended June 30, 2015 was $89,191 compared to $45,981 for the year ended June 30, 2014. Professional fees consisted primarily of legal and audit fees and accruals for assistance in the review of the Company’s public filings, annual general meeting preparation and other corporate matters. The increase in legal and professional fees during the year ended June 30, 2015 was due to the costs associated with the Company’s special meeting, proposed wind-up and the change in control in March 2015.

Shareholder Information

Shareholder information costs during the year ended June 30, 2015 was $44,734 compared to $41,615 for the year ended June 30, 2014. Shareholder information costs for the years ended June 30, 2015 and 2014 comprised of annual general meeting fees, transfer agent fees and related filing fees.

Office and General

Office and general costs during the year ended June 30, 2015 was $12,764 compared to $14,027 for the year ended June 30, 2014. These costs include consulting fees, bank charges, insurance and other various small office expenses not categorized elsewhere in the financial statements.

Financing Costs

During the year ended June 30, 2015, the Company accrued interest of $30,424 on loans due to related parties, see notes 8 and 9 of the financial statements, compared to $24,197 for the year ended June 30, 2014.

Settlement Of Related Party Advances

During the year ended June 30, 2015, Difference forgave $70,745 of related party advances received by the Company. The remainder of the related party payable due to Difference was settled with the issuance of new related party Notes Payable.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2015, the Company had a net working capital deficit of $464,359 compared to a working capital deficit position of $357,991 as at June 30, 2014.  Cash on hand as at June 30, 2015 was $nil compared to $1,250 in cash as at June 30, 2014. HST receivable as at June 30, 2015 was $963 compared to $nil as at June 30, 2014.

With the continued financial support from the Company’s related parties, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Operating cash flow

For the year ended June 30, 2015, the Company used cash of $122,659 (June 30, 2014: $87,929) in operating activities to fund the Company’s operating expenses.

The Company’s operating cash requirements was met through working capital advances from related parties.

Investment cash flows

The Company had no investment activities during the year.

Financing cash flows

Net cash provided by financing activities for the year ended June 30, 2015 was $121,409, compared to $89,159 for the year ended June 30, 2014.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2015, 2014 and 2013.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2015 and 2014, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

Other than the related party Notes Payable, there are no key contractual obligations as at June 30, 2015.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Mr. J. Graham Simmonds joined the Board of Directors as Chairman on March 10, 2015. Mr. Simmonds also assumed the role of Chief Executive Officer of the Company, effective March 10, 2015. Mr. Simmonds has over 17 years of experience in public company management and business development projects within both the gaming and technology sectors. Mr. Simmonds is licensed and/or has previously been licensed/registered with a number of horse racing and gaming commissions in the United States and Canada. Mr. Simmonds developed and launched the first in-home digital video horseracing service in North America and is a former director and partner in eBet Technologies Inc., a licensed ADW operator and software developer for the online horse racing industry in the United States. He is the founder and CEO of Baymount Incorporated, a diversified investment, financial advisory and venture capital firm focused in opportunities within the horse racing, gaming and technology industries and the CEO of Gilla Inc, a designer, marketer and manufacturer e-liquids for vaporizers and related accessories. Mr. Simmonds was formerly the chairman of DealNet Capital Corp., a merchant banking company focused on Business Process Outsourcing and Consumer Financing.

We believe Mr. Simmonds is well-qualified to serve as Chairman of the Board of Directors due to his public company experience, operational experience and business contacts.

Mr. Ashish Kapoor CPA, CA, CFAjoined the Board of Directors on March 10, 2015. Mr. Kapoor also assumed the roles of Chief Financial Officer and Corporate Secretary of the Company, effective March 10, 2015. Mr. Kapoor has over 15 years of experience in providing capital markets advisory and assurance services as a finance professional. After obtaining his Chartered Accountant designation at Ernst & Young, Mr. Kapoor has gained over 10 years of experience in investment banking, advising client across various industries. As a senior vice president at Macquarie Capital Markets Canada Ltd., Mr. Kapoor was responsible for the Canadian telecom, media, entertainment and technology investment banking and principal investing group. During his 10 years at Macquarie, Mr. Kapoor completed in excess of $3B in successful principal investments and advised on a further $4B of mergers and acquisitions for third party clients. Prior to Macquarie, Mr. Kapoor obtained his Chartered Accountant designation as part of the Ernst & Young’s Toronto practice and was awarded the Gold Medal for first place in Ontario, and the Bronze Medal for third place in Canada on the 2000 Chartered Accountancy Uniform Final Examination. Mr. Kapoor is also a CFA Charter holder and holds a Masters of Accounting and a Bachelor of Arts degree from University of Waterloo.

We believe Mr. Kapoor is well-qualified to serve as a member of the Board of Directors due to his public company experience, financial markets knowledge and business contacts.

Mr. Henry J. Kloepper joined the Board of Directors on March 10, 2015. Mr. Kloepper is a leading financier and has been involved in investment banking and corporate finance for over 30 years. He brings a rounded knowledge of the capital markets, strategic growth, and investments. Mr. Kloepper is currently CEO of Houston Lake Mining Inc., Interim CEO of NWT Uranium Corp. and a director of Avieya Communications. Mr. Kloepper was previously a director and president of Mogul Energy International Inc. and has held executive positions with Award Capital, JP Morgan, Citibank, Bank of America, and North American Trust in the US, Canada, and Europe.

We believe Mr. Kloepper is well-qualified to serve as a member of the Board of Directors and Chairman of the Audit Committee due to his public company experience, financial markets knowledge and business contacts.

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

2. Statement of Executive Compensation

Each of Mr. Simmonds, the current Chief Executive Officer of the Company, and Mr. Kapoor, the current Chief Financial Officer of the Company, do not receive any fees for services rendered.

The following table and accompanying notes set forth all compensation paid by the Company to all persons who served as Company directors and senior management during the fiscal year ended June 30, 2015.  The information is provided for the fiscal years ended 2015, 2014 and 2013.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option- based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
J. Graham Simmonds,	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chief Executive Officer, Director	2014	-	-	-	-	-	-	-	-
	2013	-	-	-	-	-	-	-	-

Ashish Kapoor,	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer, Director	2014	-	-	-	-	-	-	-	-
	2013	-	-	-	-	-	-	-	-

Henry J. Kloepper,	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director	2014	-	-	-	-	-	-	-	-
	2013	-	-	-	-	-	-	-	-

Michael Wekerle,	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former Chief Executive Officer	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Henry Kneis,	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former Chief Financial Officer	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Thomas Astle,	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2013	-	-	-	-	-	-	-	-

Paul Sparkes,	2015	-	-	-	-	-	-	-	-
Former Director	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Jeff Kehoe,	2015	-	-	-	-	-	-	-	-
Former Director	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

(C) BOARD PRACTICES

Subject to the CBCA, directors may be appointed at any time in accordance with the by-laws of the Company and then re-elected annually by the shareholders of the Company. Directors receive no compensation for serving as such, other than the reimbursement of direct expenses and the grant of stock options, at the discretion of the Board of Directors.  None of the existing directors have been granted any stock options. Officers are appointed annually by the Board of Directors of the Company and serve at the discretion of the Board of Directors.

The Company has not set aside or accrued any amount for retirement or similar benefits to the directors.

The members of the Board of Directors consist of J. Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. J. Graham Simmonds serves as Chairman of the Board of Directors.

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

Audit Committee

The members of the Audit Committee consist of Henry J. Kloepper, J. Graham Simmonds and Ashish Kapoor. Henry J. Kloepper serves as the Chairman of the Audit Committee and audit committee financial expert. Mr. Kloepper is independent of management.

While each of Mr. Simmonds and Mr. Kapoor would not be considered an independent director under an objective test in that Mr. Simmonds and Mr. Kapoor serve as non-paid consultants, holding the roles of the Company’s Chief Executive Officer and Chief Financial Officer, respectively, since March 10, 2015; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Simmonds and Mr. Kapoor, carrying out the responsibilities of a director.  The Company has minimal cash reserves and its debts are with its largest shareholders.  The Company’s largest shareholders have taken an active approach to examining business opportunities that could enhance shareholders returns and, if consummated, the Company will be in a position to attract independent board members.

The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

The Company’s Audit Committee’s charter was detailed in the annual report for fiscal 2005 and became effective on August 2, 2005.

The Audit Committee assists the Board in fulfilling its responsibilities for our accounting and financial reporting practices by:

●	reviewing the quarterly and annual consolidated financial statements and management discussion and analyses;

●	meeting at least annually with our external auditor;

●	reviewing the adequacy of the system of internal controls in consultation with the chief executive and financial officer;

●	reviewing any relevant accounting and financial matters including reviewing our public disclosure of information extracted or derived from our financial statements;

●
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

●	pre-approving all non-audit services and recommending the appointment of external auditors; and

●	reviewing and approving our hiring policies regarding personnel of our present and former external auditor

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

The Corporation had the following plans as at June 30, 2015:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons at September 30, 2015:

		Option-Based Awards				Share-Based Awards
Name	Number of Shares Held	Number of securities underlying unexercised options (#)	Option exercised price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
J. Graham Simmonds,	11,862,362 (1)(2)	Nil	Nil	Nil	Nil	Nil	Nil
Chief Executive Officer, Director

Ashish Kapoor,	10,040,028 (1)(3)	Nil	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer, Director

Henry J. Kloepper,	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director

Note:
(1)
Baymount Incorporated holds 4,108,982 issued and outstanding common shares of the Company, representing 17.5% of the issued and outstanding shares.  Each of Mr. Simmonds and Mr. Kapoor are also a senior officer and/or director of Baymount Incorporated, and accordingly, would be deemed to exercise control and direction over the shares held by Baymount Incorporated.

(2)	Includes 5,895,046 common shares owned by GraySim Family Trust and 1,858,334 common shares owned by Woodham Group Inc.
(3)	Includes 5,895,046 common shares owned by 2364201 Ontario Corp.

As of June 30, 2015, the Company had 23,521,744 common shares outstanding.  There are no outstanding options or warrants to purchase common shares outstanding.

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

As at September 30, 2015, intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 5.8% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as of September 30, 2015.  As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of Shareholder	No. of Shares Held	% of Issued Shares

GraySim Family Trust	5,895,046	25.1%
2364201 Ontario Corp.	5,895,046	25.1%
Baymount Incorporated	4,108,982	17.5%
Woodham Group Inc.	1,858,334	7.9%
Blue Thunder Holdings Corp.	1,858,334	7.9%

All of the Company’s shareholders have the same voting rights.

At September 30, 2015, the Company had 23,521,744 common shares outstanding, which, as per the details provided by Equity Transfer Company, the Company’s registrar and transfer agent, were held by approximately 357 record holders (excluding the beneficial shareholders held through the intermediaries) of which 9 shareholders are based in the United States (including the beneficial shareholders held through the intermediaries) and hold an aggregate of 2,277,374 shares or less than 9.68% of the common shares.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions during the year ended June 30, 2015 are as follows:

1.	During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159) in advances from Difference, its former shareholder, for working capital purposes.

2.	During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable.

3.	During the year ended June 30, 2015, the Company accrued interest of $30,424 (2014 - $24,197) on loans due to related parties.

4.	During the year ended June 30, 2015, the Company expensed $11,500 (2014 - nil) in fees payable to a related entity for accounting and consulting services.

5.	During the year ended June 30, 2015, the Company received $15,000 (2014 – nil) in advances from related entities, for working capital purposes.

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

(B) SIGNIFICANT CHANGES

During the fiscal year ended June 30, 2015, the Company entered into the following significant arrangements:

1.
On March 10, 2015, the then existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with J. Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Mr. Wekerle resigned as Chief Executive Officer and was replaced by J. Graham Simmonds. Mr. Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary. The Board currently consists of three directors, Henry J. Kloepper, J. Graham Simmonds and Ashish Kapoor.

2.
On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in related party Notes Payable to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The Company is a fully reporting OTC Markets company and its common shares are currently listed and trade on the OTC QB under the trading symbol “LVRLF”. The Company’s common shares began trading on the OTCBB on April 27, 2005. Prior to that date, the Company’s shares were traded “Over-the Counter” on the Canadian Unlisted Board (“CUB”) for a brief while in 2000. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTC QB.

The following table outlines the annual high and low market prices for each of the fiscal years since the trading date of April 27, 2005:

Fiscal year ended June 30	High in US $	Low in US$
2015	0.07	0.004
2014	0.14	0.04
2013	0.19	0.04
2012	0.08	0.02
2011	0.02	0.01
2010	0.02	0.01
2009	0.08	0.01
2008	0.06	0.02
2007	1.70	0.06
2006	2.15	0.61
2005 (April 28, 2005 to June 30, 2005)	0.65	0.54

The following table outlines the high and low market prices for each fiscal financial quarter for each of the quarters since April 27, 2005 and any subsequent period:

Fiscal Quarter ended	High in US $	Low in US$
September 30, 2015	0.01	0.003
June 30, 2015	0.01	0.004
March 31, 2015	0.05	0.004
December 31, 2014	0.07	0.05
September 30, 2014	0.07	0.07
June 30, 2014	0.07	0.05
March 31, 2014	0.05	0.04
December 31, 2013	0.14	0.04
September 30, 2013	0.19	0.14
June 30, 2013	0.19	0.04
March 31, 2013	0.05	0.04
December 31, 2012	0.06	0.05
September 30, 2012	0.18	0.08
June 30, 2012	0.08	0.062
March 31, 2012	0.06	0.06
December 31, 2011	0.08	0.02
September 30, 2011	0.18	0.11
June 30, 2011	0.01	0.01
March 31, 2011	0.01	0.01
December 31, 2010	0.01	0.01
September 30, 2010	0.0275	0.01
June 30, 2010	0.006	0.006
March 31, 2010	0.015	0.006
December 31, 2009	0.08	0.08
September 30, 2009	0.01	0.01
June 30, 2009	0.015	0.015
March 31, 2009	0.08	0.012
December 31, 2008	0.08	0.012
September 30, 2008	0.02	0.01
June 30, 2008	0.03	0.02
March 31, 2008	0.04	0.03
December 31, 2007	0.06	0.04
September 30, 2007	0.06	0.06
June 30, 2007	0.11	0.10
March 31, 2007	0.15	0.10
December 31, 2006	0.50	0.12
September 30, 2006	1.70	0.30
June 30, 2006	0.85	2.15
March 31, 2006	1.20	0.20
December 31, 2005	0.65	0.35
September 30, 2005	0.61	0.56

The following table outlines the high and low market prices for each of the most recent six months:

Month	High in US $	Low in US $
September 2015	0.010	0.003
August 2015	0.003	0.003
July 2015	0.004	0.003
June 2015	0.010	0.004
May 2015	0.008	0.007
April 2015	0.008	0.004

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

The Company received a new CUSIP number and changed its trading and listing symbol to “LVRLF” effective December 1, 2006.  The Company is a fully reporting OTC Markets company and its common shares are currently listed and trade on the OTC QB under the trading symbol “LVRLF”.

(D) SELLING SHAREHOLDERS

Not applicable.

(E) DILUTION

Not applicable.

(F) EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

(A) SHARE CAPITAL

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

(B) MEMORANDUM AND ARTICLES OF ASSOCIATION

Following approval by the shareholders in a special meeting held on October 4, 2006 as explained in item 8(B) above, the Company applied for authorization to continue from being governed by the Business Corporations Act (Ontario) and was granted approval on October 26, 2006 to continue under the jurisdiction of the CBCA.  An application for authorization to continue is included in Exhibits 1.1 and 1.2 hereof, which exhibits have been incorporated by reference into this report.

New by-laws were adopted in the special meeting of shareholders on October 4, 2006 in compliance with the requirements of the CBCA. The new by-laws were included in Exhibit 1.3 thereof, which exhibit has been incorporated by reference into this report.

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

The ICA requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the ICA (a “non-Canadian”) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The threshold level for non-Canadians who are private sector World Trade Organization investors (as defined in the ICA) is in excess of $600 million in enterprise value and from non-Canadians who are state-owned World Trade Organization investors is in excess of $369 million in asset value, subject to an annual adjustment on the basis of a prescribed formula in the ICA to reflect inflation and real growth within Canada.

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

(F) DIVIDEND AND PAYING AGENTS

Not applicable.

(G) STATEMENT BY EXPERTS

Not applicable.

(H) DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 70 York Street, Suite 1610, Toronto, Ontario, Canada, M5J 1S9.  The Company may be reached at (416) 843-2881. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

(I) SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company's office at 70 York Street, Suite 1610, Toronto, Ontario, Canada, M5J 1S9.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rates.  The Company’s excess cash, if any, is held at a Canadian chartered bank in U.S. and Canadian currencies and bears interest at various rates on monthly balances as at June 30, 2015.

The carrying value of cash, accounts payable and accrued liabilities, due to related party and short-term loans payable approximate fair values due to the relatively short-term maturities of these instruments.

The Company never entered into and did not have at the end of the years ended June 30, 2015, 2014 and 2013, any foreign currency hedge contracts or commodity contracts, and the Company does not trade in such instruments.  The Company does not use derivative financial instruments.

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

As explained earlier, we have moved the jurisdiction of our company from Business Corporation Act (Ontario) to the CBCA and have revised the by-laws which govern rights of the security holders. We do not believe that these changes have materially affected or modified the said rights.

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

C.     Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2015 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2015, the audit committee consisted of three directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

The members of the Audit Committee consist of Henry J. Kloepper, J. Graham Simmonds and Ashish Kapoor. Henry J. Kloepper serves as the Chairman of the Audit Committee and audit committee financial expert. Mr. Kloepper is independent of management.

While each of Mr. Simmonds and Mr. Kapoor would not be considered an independent director under an objective test in that Mr. Simmonds and Mr. Kapoor serve as non-paid consultants, holding the roles of the Company’s Chief Executive Officer and Chief Financial Officer, respectively, since March 10, 2015; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Simmonds and Mr. Kapoor, carrying out the responsibilities of a director.  The Company has minimal cash reserves and its debts are with its largest shareholders.  The Company’s largest shareholders have taken an active approach to examining business opportunities that could enhance shareholders returns and, if consummated, the Company will be in a position to attract independent board members.

ITEM 16B CODE OF ETHICS

On February 9, 2007, the Company adopted a Code of Ethics that applies to its principal executive officer and principal financial officer, or persons performing similar functions.  A copy of our Code of Ethics will be provided to any person requesting same without charge.  To request a copy of our Code of Ethics, please make a written request to our chief financial officer, Live Reel Media Corporation, 70 York Street, Suite 1610, Toronto, Ontario, Canada, M5J 1S9.

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2015	June 30, 2014

Audit Fees	12,995	14,690
Audit Related Fees	-	-
Tax Fees	1,130	5,085
All Other Fees	-	-

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by the auditors.

ITEM 16D  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G CORPORATE GOVERNANCE

Our securities are listed with the OTC Markets Group and trade on the OTC QB marketplace. There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange except for proxy delivery requirements. The OTC marketplace requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

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

ITEM 19 - EXHIBITS

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

2.(b)(iii)
Secured loan agreement with Enthrive Inc. dated November 15, 2011 - Incorporated herein by reference to Exhibit 2(b)(iii) to the Company’s Registration Statement on Form 20-F filed on November 25, 2011.

2.(b)(iv)
Unsecured loan agreement with Billidan Family Trust dated September 17, 2012- Incorporated herein by reference to Exhibit 2(b)(iv) to the Company’s Registration Statement on Form 20-F filed on October 29, 2012.

2.(b)(v)
Unsecured loan agreement with Difference Capital Funding Inc. (now Difference Capital Financing Inc.) dated December 19, 2012 - Incorporated herein by reference to Exhibit 2(b)(v) to the Company’s Annual Report on Form 20-F filed on October 28, 2013.

2.(b)(vi)
Unsecured loan agreement with Difference Capital Funding Inc. (now Difference Capital Financing Inc.) dated March 22, 2013 - Incorporated herein by reference to Exhibit 2(b)(vi) to the Company’s Annual Report on Form 20-F filed on October 28, 2013.

2.(b)(vii)
Loan amending agreement with Difference Capital Financing Inc. dated May 29, 2014 with respect to the unsecured loan entered into on December 19, 2012 - Incorporated herein by reference to Exhibit 2(b)(vii) to the Company’s Annual Report on Form 20-F filed on October 23, 2014.

2.(b)(viii)
Loan amending agreement with Difference Capital Financing Inc. dated May 29, 2014 with respect to the unsecured loan entered into on March 22, 2013 - Incorporated herein by reference to Exhibit 2(b)(viii) to the Company’s Annual Report on Form 20-F filed on October 23, 2014.

2.(b)(ix)	Unsecured note payable with Baymount Incorporated dated March 10, 2015.

2.(b)(x)	Unsecured note payable with SimKap Advisory Corp. dated March 10, 2015.

4.(b)
Offer to Purchase dated November 30, 2004 regarding acquisition of film properties from Noble House Production Inc. - Incorporated herein by reference to Exhibit 1.12 to the Company’s Annual Report on Form 20-F filed on December 1, 2005.

4.(c)	2006 Consultant Stock Compensation Plan and 2006 Stock Option Plan - Incorporated hereinby reference to Form S-8 filed on March 9, 2006.

11.	Code of Ethics.

12.	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.(a)	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(i)	Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

14(a)(ii)	Audit Committee Charter - Incorporated herein by reference to Exhibit 14 (a)(ii) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this October 28, 2015.

LIVEREEL MEDIA CORPORATION

Per:  /s/ Ashish Kapoor
Ashish Kapoor
Chief Financial Officer

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2015 and 2014

(Expressed in Canadian Dollars)

INDEX

Page
Independent Auditor’s Report of Registered Public Accounting Firm	3-4
Consolidated Statements of Financial Position	5
Consolidated Statements of Operations and Comprehensive Loss	6
Consolidated Statements of Changes in Equity	7
Consolidated Statements of Cash Flows	8
Notes to the Consolidated Financial Statements	9 - 18

Schwartz Levitsky Feldman llp CHARTERED ACCOUNTANTS LICENSED PUBLIC ACCOUNTANTS TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
LiveReel Media Corporation:

We have audited the accompanying consolidated balance sheets of LiveReel Media Corporation (the “Company”) which comprise the consolidated statements of financial position as at June 30, 2015 and 2014, the consolidated statements of operations and comprehensive loss, changes in statements of equity and cash flows for the years ended June 30, 2015 and 2014, and a summary of accounting policies and other explanatory information.

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

2300 Yonge Street, Suite 1500, Box 2434 Toronto, Ontario M4P 1E4 Tel: 416 785 5353 Fax: 416 785 5663

Schwartz Levitsky Feldman llp CHARTERED ACCOUNTANTS LICENSED PUBLIC ACCOUNTANTS TORONTO • MONTREAL

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of LiveReel Media Corporation as of June 30, 2015 and 2014, and its financial performance and its cash flows for the years ended June 30, 2015 and 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $106,368 during the year ended June 30, 2015 and as of that date had an accumulated deficit of $8,706,215.  These conditions, along with other matters as set forth in Note 1 raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/SCHWARTZ LEVITSKY FELDMAN LLP

Toronto, Ontario	Chartered Accountants
October 28, 2015	Licensed Public Accountants

2300 Yonge Street, Suite 1500, Box 2434 Toronto, Ontario M4P 1E4 Tel: 416 785 5353 Fax: 416 785 5663

LiveReel Media Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
	June 30, 2015	June 30, 2014
ASSETS
Current assets
Cash	$-	$1,250
HST receivable	963	-
Total assets	$963	$1,250

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 6)	$54,343	$36,696
Due to related parties (note 7)	36,332	89,159
Short-term loans payable (note 8)	-	233,386
Related party notes payable (note 9)	374,647	-
Total liabilities	465,322	359,241

Going concern (note 1)
Related party transactions (note 11)
Income taxes (note 12)
SHAREHOLDERS’ DEFICIENCY
Capital stock (note 10)	7,880,660	7,880,660
Contributed surplus	361,196	361,196
Accumulated deficit	(8,706,215)	(8,599,847)
Total shareholders’ deficiency	(464,359)	(357,991)
Total liabilities and shareholders’ deficiency	$963	$1,250

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“J. Graham Simmonds”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
Years Ended June 30, 2015 and June 30, 2014
(Expressed in Canadian Dollars)
	2015	2014

Revenue	$-	$-
Expenses
Legal and professional fees	89,191	42,206
Shareholders information	44,734	41,615
Office and general	12,764	17,802
Financing costs	30,424	24,197
Gain on settlement of related party advances (note 11b)	(70,745)	-

Net loss and comprehensive loss	$106,368	$125,820
Net loss per share – basic and diluted	$(0.005)	$(0.005)
Weighted average number of shares outstanding	23,521,744	23,521,744

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)
	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders’ Deficiency
Balance, July 1, 2013	23,521,744	$7,880,660	$347,699	$13,497	$(8,474,027)	$(232,171)
Change in equity component of debt	-	-	13,497	(13,497)	-	-
Net loss for the year	-	-	-	-	(125,820)	(125,820)
Balance, June 30, 2014	23,521,744	$7,880,660	$361,196	$-	$(8,599,847)	$(357,991)
Net loss for the year	-	-	-	-	(106,368)	(106,368)
Balance, June 30, 2015	23,521,744	$7,880,660	$361,196	$-	$(8,706,215)	$(464,359)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Cash Flows
Years Ended June 30, 2015 and June 30, 2014
(Expressed in Canadian Dollars)
	2015	2014
OPERATING ACTIVITIES
Net loss for the year	$(106,368)	$(125,820)
Adjustment for non-cash items:
Accrued interest	30,424	24,197
Gain on settlement of related party advances (note 11b)	(70,745)	-
Changes in working capital items:
HST receivable	(963)	-
Other assets	-	4,039
Accounts payable and accrued liabilities	17,647	9,655
Due to related parties	7,346	-
Cash used in operating activities	(122,659)	(87,929)

FINANCING ACTIVITIES
Advances from related parties	121,409	89,159
Proceeds from financing activities	121,409	89,159
Increase (decrease) in cash during the period	(1,250)	1,230
Cash, beginning of period	1,250	20
Cash, end of period	$-	$1,250

Supplemental Information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-
Non cash activities:
Issuance of related party notes payable	$374,647	$-
Settlement of short term loans payable	$233,386	-

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

1.	NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company”) is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry.  The Company’s registered office is 70 York Street, Suite 1610, Toronto, ON, M5J 1S9.

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has experienced operating losses and cash outflows from operations since incorporation, and suffers from a negative working capital. To this point, all operational activities and overhead costs have been funded through related party advances, equity and debt issuances. These conditions indicate that there could be substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

There is doubt about the Company's ability to continue as a going concern as the Company incurred a loss of $106,368 during the year and has a working capital deficiency of $464,359 and an accumulated deficit of $8,706,215 as at June 30, 2015. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company continues to receive funding from its shareholders and related parties to assist with the Company’s working capital requirements.  These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.  It will continue to look to its shareholders and other related parties for continued financial support if necessary.

2.     BASIS OF PREPARATION

(a)	Statement of Compliance

These annual consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”).

These consolidated financial statements were authorized for issue by the Board of Directors on October 28, 2015.

(b)	Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis.  Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these annual consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

Certain amounts in the comparative periods have been reclassified for presentations purposes. These reclassifications have no effect on the Company’s previously reported results of operations and financial position.

(c)	Functional and Presentation Currency

These consolidated financial statements have been presented in Canadian dollars, which is the Company’s functional and presentation currency.

(d)	Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments and income tax assets.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these annual consolidated financial statements are described below.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”). LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

Financial Instruments

Financial assets:

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

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

The Company’s financial assets consist of the following:

Financial asset:	Classification:
Cash	FVTPL
HST receivable	Loans and receivables

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

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company’s financial liabilities consist of the following:

Financial liability:	Classification:
Accounts payable and accrued liabilities	Other financial liabilities
Due to related parties	Other financial liabilities
Short-term loans payable	Other financial liabilities
Related party notes payable	Other financial liabilities

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Change in assumptions could significantly affect the estimates.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

Impairment of financial assets

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

Loss Per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

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

In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

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

Equity

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from total equity.

Adoption of New Accounting Standards

As required under the IASB, effective July 1, 2014 the Company adopted the amendments to IAS 32, Financial Instruments: Presentation, IAS 36, Impairment of Assets, and IAS 39 Financial Instruments: Recognition and Measurement. The adoption of these amendments did not have an impact on the Company's results of operations, financial position and disclosures.

New Standards Not Yet Adopted

On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010) and November 2013 (IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

4.  CAPITAL MANAGEMENT

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

5.  FINANCIAL INSTRUMENTS AND RISK FACTORS

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:    quoted prices in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3:    inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of cash, HST receivable, accounts payable and other accrued liabilities, due to related parties, short-term loans payable and related party notes payable, approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2015.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At June 30, 2015, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and a $464,359 (June 30, 2014 - $357,991) working capital deficit. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

(ii) Foreign Currency Risk

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars, therefore, the Company is not exposed to any significant foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Sensitivity Analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible”. The interest rates on all of the Company’s existing interest bearing debt are fixed. Sensitivity to a plus or minus 25 basis points change in rates would not significantly affect the fair value of this debt. The Company does not have any financial instrument balances denominated in foreign currencies to give rise to exposure to foreign exchange risk.

6.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities include the following:

	June 30, 2015	June 30, 2014
Accounts payable	$5,848	$1,696
Accrued liabilities	48,495	35,000
Total	$54,343	$36,696

7.    DUE TO RELATED PARTIES

Amounts due to related parties consist of the following:

	June 30, 2015	June 30, 2014
Advances from related parties	$-	$89,159
Amounts owing to entities related by virtue of common officers	22,346	-
Interest accrued on related party notes payable	13,986	-
	$36,332	$89,159

Amounts due to related parties are unsecured, non-interest bearing with no specific terms of repayment.

8.     SHORT-TERM LOANS PAYABLE

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000.   The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000.  The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty.

On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis.

During the years ended June 30, 2015 and 2014, the Company accrued interest expenses of $16,438 and $24,197, respectively, on these loans.

On March 10, 2015, the short-term loans payable of $200,000 and accrued interest of $49,825 (collectively the “Short-Term Loans Payable”) owing to Difference were fully settled in a transaction by entities related to the Company, see note 9.

9.	RELATED PARTY NOTES PAYABLE

On March 10, 2015, the Short-Term Loans Payable in the amount of $249,825 (see note 8) and other related party advances in the amount of $124,822 (see note 11), were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the years ended June 30, 2015 and 2014, the Company accrued interest expense of $13,986 and nil, respectively, on the Notes Payable. The interest payable has been included in amounts due to related parties, see note 7.

10.  CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

b)	Issued:

	June 30, 2015		June 30, 2014
	Common Shares	Amount	Common Shares	Amount
Beginning of year	23,521,744	$7,880,660	23,521,744	$7,880,660
Issued	-	-	-	-
End of year	23,521,744	$7,880,660	23,521,744	$7,880,660

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

11.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2015 and 2014 and balances as at those dates, not disclosed elsewhere in the consolidated financial statements are:

a)	During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159) in advances from Difference, its former shareholder, for working capital purposes.

b)	During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable, see note 9.

c)	During the year ended June 30, 2015, the Company accrued interest of $30,424 (2014 - $24,197) on loans due to related parties, see notes 8 and 9.

d)
During the year ended June 30, 2015, the Company expensed $11,500 (2014 - nil) in fees payable to a related entity for accounting and consulting services, $5,000 of this amount has been included in accrued liabilities.

e)	During the year ended June 30, 2015, the Company received $15,000 (2014 – nil) in advances from related entities, for working capital purposes.

12.   INCOME TAXES

Current Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2015	June 30, 2014
Combined Canadian statutory income tax rates	26.50%	26.50%
Income tax recovery at statutory income tax rates	$(28,134)	$(33,342)
Increase (decrease) in taxes resulting from:
Temporary difference	-	(1,265)
Forgiveness of debt	(18,750)	-
Benefit of tax losses not recognized	46,884	34,607
Provision for income taxes	$-	$-

Deferred Income Taxes

Net deferred income tax balances are summarized as follows:

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

	June 30, 2015	June 30, 2014
Amounts related to tax loss carry forwards	$977,564	$989,510

Share issuance costs	-	2,531
Deferred tax assets not recognized	(977,564)	(992,041)
	$-	$-

No deferred tax asset has been recognized in respect of the above because the amount of future taxable profit that will be available to realize such assets is not probable.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015 and 2014

Non-capital Losses

The Company has non-capital tax losses available for carry-forward of approximately $3,689,000, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in these consolidated financial statements.

2016	377,000
2027	536,000
2028	868,000
2029	911,000
2030	260,000
2031	251,000
2032	153,000
2033	25,000
2034	131,000
2035	177,000
$3,689,000

13.  SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2015

Prepared as at October 28, 2015

Index

Overview	3
Summary of Results	3
Number of Common Shares	5

Business Environment	5
Risk Factors	5
Forward Looking Statements	7
Business Plan and Strategy	8

Results of Operations	9

Liquidity and Capital Resources	11
Working Capital	11
Key Contractual Obligations	11
Off Balance Sheet Arrangements	11

Transactions with Related Parties	12

Financial and Derivative Instruments	12

Critical Accounting Estimates	12

Evaluation of Disclosure Controls and Procedures	13

Outlook	13
Current Outlook	13

Public Securities Filings	13

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the year ended June 30, 2015 should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2015. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The management discussion and analysis is prepared by management as at October 28, 2015.

In this report, the words “us”, “we” “our”, the “Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

LiveReel Media Corporation (the “Company”) is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry. The Company’s registered office is 70 York Street, Suite 1610, Toronto, ON, M5J 1S9.

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

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000. The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000. The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

Following the change of control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet and at later date, Jason Meretsky. Jason Meretsky, the Company’s Chief Executive Officer resigned and was replaced by Michael Wekerle. Steve Wilson, the Company’s Chief Financial Officer resigned and was replaced by Henry Kneis.

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

On March 10, 2015, the existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with J. Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Mr. Wekerle resigned as Chief Executive Officer and was replaced by J. Graham Simmonds. Mr. Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

The Board currently consists of three directors, Henry J. Kloepper, J. Graham Simmonds and Ashish Kapoor.
The following table summarizes financial information for the past three years:

For the Years Ending June 30,	2015		2014		2013
	$		$		$
Revenue		-		-		-
Net loss for year		(106,368)		(125,820)		(19,685)
Net loss per share		(0.005)		(0.005)		(0.001)

Working capital deficit		(464,359)		(357,991)		(232,171)
Total assets		963		1,250		4,059
Total liabilities		465,322		359,241		236,230
Capital stock		7,880,660		7,880,660		7,880,660
Contributed surplus		361,196		361,196		347,699
Equity component of debt		-		-		13,497
Accumulated deficit		(8,706,215)		(8,599,847)		(8,474,027)
Shareholders’ deficiency		(464,359)		(357,991)		(232,171)

The following table summarizes financial information for the 4rd quarter of fiscal 2015 and the preceding seven quarters:

Quarter Ended	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,
Fiscal Year	2015	2015	2014	2014	2014	2014	2013	2013
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Earnings (Loss) from continuing operations	(36,056)	(15,210)	(22,610)	(32,492)	(25,659)	(25,606)	(28,492)	(46,063)
Net loss per share – basic and diluted	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Refer to the Results of Operations section for further analysis of income and expenses during the year ended June 30, 2015.

Number of Common Shares

There were 23,521,744 common shares issued and outstanding as of June 30, 2015 and October 28, 2015, being the date of this report. There were no options or warrants outstanding as of June 30, 2015 and October 28, 2015, the date of this report.

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

INVESTMENT STRATEGY

The controlling shareholders of the Company changed in March 2015 and a new Board of Directors were appointed. The Company has focused its efforts on identifying for purchase other active business interests, both within and outside of the film industry. The Company has not yet identified or selected any additional specific investment opportunity or business. Accordingly, there is no current basis for the reader to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

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

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2015, the Company had 23,521,744 shares of common stock outstanding of which approximately 18,767,200 are restricted securities under Rule 144 promulgated under the Securities Act.
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

Risks and uncertainties include, but are not limited to:
●	our lack of substantial operating history;
●	the impact of competition; and
●	the enforceability of legal rights.

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

The Company is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry. The Company’s registered office is 70 York Street, Suite 1610, Toronto, ON, M5J 1S9.

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

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000. The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000. The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

Following the change of control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet and at later date, Jason Meretsky. Jason Meretsky, the Company’s Chief Executive Officer resigned and was replaced by Michael Wekerle. Steve Wilson, the Company’s Chief Financial Officer resigned and was replaced by Henry Kneis.

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

On March 10, 2015, the existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with J. Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Mr. Wekerle resigned as Chief Executive Officer and was replaced by J. Graham Simmonds. Mr. Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

The Board currently consists of three directors, Henry J. Kloepper, J. Graham Simmonds and Ashish Kapoor.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

Results of Operations

For the Years Ending June 30,	2015		2014		2013
	$		$		$
Revenue		-		-		-
Expenses		(106,368)		(125,820)		(19,685)
Net loss for year		(106,368)		(125,820)		(19,685)
Net loss per share		(0.005)		(0.005)		(0.001)

Overview

The following were the key events during the year ended June 30, 2015:

The Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry. Operating expenses incurred during the year ended June 30, 2015 were primarily from professional fees, shareholder information costs in connection with the Company’s public filings, annual general meeting preparation and other corporate matters and financing costs related to the short term loans and related party notes payable.

During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159) in advances from Difference, its former shareholder, for working capital purposes. During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining

$124,822 due to Difference from advances was settled with related party notes payable (the “Notes Payable”).

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in Notes Payable to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the year ended June 30, 2015, the Company accrued interest of $30,424 (2014: - $24,197) on loans due to related parties.

During the year ended June 30, 2015, the Company expensed $11,500 (2014 - nil) in fees payable to a related entity for accounting and consulting services.

During the year ended June 30, 2015, the Company received $15,000 (2014 – nil) in advances from related entities, for working capital purposes.

The following were the key events during the year ended June 30, 2014:

The Company was focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry. Operating expenses incurred during the quarter were primarily from professional fees, shareholder information costs in connection with the Company’s public filings, annual general meeting preparation and other corporate matters and financing costs related to the short term loan.

Revenue

The Company had no revenue during the years ended June 30, 2015 and June 30, 2014.

Expenses

The overall analysis of the expenses is as follows:

For the Years Ending June 30,	2015		2014		2013
	$		$		$
Legal and professional fees		89,191		45,981		73,030
Shareholders information		44,734		41,615		18,834
Office and general		12,764		14,027		12,417
Financing costs		30,424		24,197		15,307
(Gain) on settlement of related party advances		(70,745)		-		-
Accretion of convertible notes payable		-		-		8,566
(Gain) on debt forgiveness		-		-		(75,929)
(Gain) on write-down of production advances		-		-		(32,540)
		106,368		125,820		(19,685)

Legal and Professional Fees

Legal and professional fees during the year ended June 30, 2015 was $89,191 compared to $45,981 for the year ended June 30, 2014. Professional fees consisted primarily of legal and audit fees and accruals for assistance in the review of the Company’s public filings, annual general meeting preparation and other corporate matters. The increase in legal and professional fees during the year ended June 30, 2015 was due to the costs associated with the Company’s special meeting, proposed wind-up and the change in control in March 2015.

Shareholder Information

Shareholder information costs during the year ended June 30, 2015 was $44,734 compared to $41,615 for the year ended June 30, 2014. Shareholder information costs for the years ended June 30, 2015 and 2014 comprised of annual general meeting fees, transfer agent fees and related filing fees.

Office and General

Office and general costs during the year ended June 30, 2015 was $12,764 compared to $14,027 for the year ended June 30, 2014. These costs include consulting fees, bank charges, insurance and other various small office expenses not categorized elsewhere in the financial statements.

Financing Costs

During the year ended June 30, 2015, the Company accrued interest of $30,424 on loans due to related parties, see notes 8 and 9 of the financial statements, compared to $24,197 for the year ended June 30, 2014.

Settlement Of Related Party Advances

During the year ended June 30, 2015, Difference forgave $70,745 of related party advances received by the Company. The remainder of the related party payable due to Difference was settled with the issuance of new related party Notes Payable.

Liquidity and Capital Resources

Working Capital

As at June 30, 2015, the Company had a net working capital deficit of $464,359 compared to a working capital deficit position of $357,991 as at June 30, 2014. Cash on hand as at June 30, 2015 was $nil compared to $1,250 in cash as at June 30, 2014. HST receivable as at June 30, 2015 was $963 compared to $nil as at June 30, 2014.

With the continued financial support from the Company’s related parties, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Key Contractual Obligations

Other than the related party Notes Payable, there are no key contractual obligations as at June 30, 2015.

Off Balance Sheet Arrangements

As at June 30, 2015, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2015 and 2014 and balances as at those dates, not disclosed elsewhere in the consolidated financial statements are:

a)	During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159) in advances from Difference, its former shareholder, for working capital purposes.

b)	During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable, see note 9.

c)	During the year ended June 30, 2015, the Company accrued interest of $30,424 (2014: - $24,197) on loans due to related parties, see notes 8 and 9.

d)	During the year ended June 30, 2015, the Company expensed $11,500 (2014 - nil) in fees payable to a related entity for accounting and consulting services.

e)	During the year ended June 30, 2015, the Company received $15,000 (2014 - nil) in advances from related entities, for working capital purposes.

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

The Company never entered into and did not have at the end of the years ended June 30, 2015 and 2014, any foreign currency hedge contracts.

Critical Accounting Estimates

The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The significant accounting policies used by the Company are the same as those disclosed in Note 2 to the Consolidated Financial Statements for the year ended June 30, 2015. Certain accounting policies require that management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

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

There were no changes to our internal control over financial reporting since June 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

The Company currently has no cash. Its significant debts are with related parties. The Company is relying on its related parties for continued financial support if necessary. Management is taking an active approach to examining business opportunities within and outside of the entertainment industry that could enhance shareholder returns.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.gov.

