Form 20-F/A
period 2015-06-30
LiveReel Media CORP
filed 2016-02-18
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Date of event requiring this shell company report __________________

For the transition period from ______________ to __________________

Commission file number: 000-50492

LiveReel Media Corporation
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

70 York Street, Suite 1610,
Toronto, Ontario M5J 1S9, Canada
 (Address of principal executive offices)

J. Graham Simmonds, T: 416-843-2881, F: 647-503-6601,
70 York Street, Suite 1610,
Toronto, Ontario M5J 1S9, Canada
 (Name, Telephone, Email, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares, without par value
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

FORWARD-LOOKING STATEMENTS

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

Unless the context indicates otherwise, the terms "LiveReel Media Corporation", the "Company”, "LiveReel", “we”, “us”, “our” and “Registrant” are used interchangeably in this Annual Report and mean LiveReel Media Corporation and its subsidiary.

EXPLANATORY NOTE

LiveReel Media Corporation is filing this Amendment No. 1 on Form 20-F/A (the “Amendment”) to the Company’s annual report on Form 20-F for the year ended June 30, 2015 (the “Form 20-F”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2015 (the “Original Filing Date”) to respond to certain comments raised by staff of the SEC. This Amendment is amending Item 5 of the Form 20-F to include operating results for the years ended June 30, 2015, 2014 and 2013, and Items 8 and 18 of the Form 20-F to include comparative financial statements for the years ended June 30, 2015, 2014 and 2013 inclusive of a revised Independent Auditor’s Report of Registered Public Accounting Firm, and should be read in conjunction with the Form 20-F. This Amendment speaks as of the Original Filing Date, does not reflect events that may have occurred subsequent to the Original Filing Date, and does not modify or update any disclosure made in the Form 20-F unless otherwise amended in this Amendment.

PART 1

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

During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159, 2013 - nil) in advances from Difference, its former shareholder, for working capital purposes. During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with related party notes payable (the “Notes Payable”).

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

During the year ended June 30, 2015, the Company accrued interest of $30,424 (2014 - $24,197, 2013 - $9,189) on loans due to related parties.

During the year ended June 30, 2015, the Company expensed $11,500 (2014 – nil, 2013 - $40,000) in fees payable to related parties for accounting and consulting services.

During the year ended June 30, 2015, the Company received $15,000 (2014 – nil, 2013 - nil) in advances from related entities, for working capital purposes.

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

During the year ended June 30, 2013, consulting fees of $60,000 owed to a former largest shareholder, Mad Hatter Investments Inc., for various consulting services rendered were forgiven.

During the year ended June 30, 2013, legal fees included $17,078 paid to a law firm affiliated with a former Chief Executive Officer.

During the year ended June 30, 2013, legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company were paid by Difference, who then forgave the debt owing to it by the Company.

Revenues

The Company had no revenue during the years ended June 30, 2015, June 30, 2014 and June 30, 2013.

Expenses

The overall analysis of the expenses is as follows:

For the Years Ending June 30,	2015	2014	2013
	$	$	$
Consulting fees	-	-	40,000
Legal and professional fees	89,191	42,206	33,030
Shareholders information	44,734	41,615	18,834
Office and general	12,764	17,802	12,384
Financing costs	30,424	24,197	15,307
Accretion on convertible notes payable	-	-	8,566
Foreign exchange loss	-	-	33
Gain on settlement of related party advances	(70,745)	-	(75,929)
Write-down of production advances	-	-	(32,540)
	106,368	125,820	19,685

Consulting Fees

No consulting fees were incurred during the years ended June 30, 2015 or June 30, 2014.

Consulting fees for the year ended June 30, 2013 totaled $40,000 and consisted of $25,000 of consulting fees earned by a former Chief Executive Officer and $15,000 of consulting fees earned by a former Chief Financial Officer for services rendered during the year.

Legal and Professional Fees

Legal and professional fees during the year ended June 30, 2015 were $89,191 as compared to $42,206 for the year ended June 30, 2014 (June 30, 2013 - $33,030). Professional fees consisted primarily of legal and audit fees and accruals for assistance in the review of the Company’s public filings, annual general meeting preparation and other corporate matters. The increase in legal and professional fees during the year ended June 30, 2015 were due to the costs associated with the Company’s special meeting, proposed wind-up and the change in control in March 2015.

Shareholder Information

Shareholder information costs during the year ended June 30, 2015 were $44,734 as compared to $41,615 for the year ended June 30, 2014 (June 30, 2013 - $18,834). Shareholder information costs for the years ended June 30, 2015, 2014 and 2013 were comprised of annual general meeting fees, transfer agent fees and related filing fees.

Office and General

Office and general costs during the year ended June 30, 2015 were $12,764 as compared to $17,802 for the year ended June 30, 2014 (June 30, 2013 - $12,384). These costs included consulting fees, bank charges, insurance and other various small office expenses not categorized elsewhere in the financial statements.

Financing Costs

During the year ended June 30, 2015, the Company accrued interest of $30,424 on loans due to related parties, see notes 8 and 9 of the financial statements, compared to $24,197 for the year ended June 30, 2014 (June 30, 2013 - $15,307).

During the year ended June 30, 2013, the Company incurred an accretion expense on the convertible notes of $8,566.

Settlement Of Related Party Advances

During the year ended June 30, 2015, Difference forgave $70,745 of related party advances received by the Company. The remainder of the related party payable due to Difference was settled with the issuance of new related party Notes Payable.

During the year ended June 30, 2013, consulting fees of $60,000 owed to a former largest shareholder, Mad Hatter Investments Inc., for various consulting services rendered were forgiven.

During the year ended June 30, 2013, legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company were paid by Difference, who then forgave the debt owing to it by the Company.

Write-down of Production Advances

During the year ended June 30, 2013, the Company wrote down $32,540 in production advances.

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

Operating cash flow

For the year ended June 30, 2015, the Company used cash of $122,659 (June 30, 2014: $87,929, June 30, 2013: $102,587) in operating activities to fund the Company’s operating expenses.

The Company’s operating cash requirements was met through working capital advances from related parties.

Investment cash flows

The Company had no investment activities during the years ended June 2015, 2014 and 2013.

Financing cash flows

Net cash provided by financing activities for the year ended June 30, 2015 was $121,409, compared to $89,159 for the year ended June 30, 2014 and $88,836 for the year ended June 30, 2013.

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

(G)  SAFE HARBOR

Statements in Item 5 of this Amendment No. 1 on Form 20-F/A that are not statements of historical fact, constitute “forward-looking statements.”  See “Forward-Looking Statements” on page 3 of this Form 20-F/A.  The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

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

ITEM 19 - EXHIBITS

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

4.(c)	2006 Consultant Stock Compensation Plan and 2006 Stock Option Plan - Incorporated hereinby reference to Form S-8 filed on March 9, 2006.

11	Code of Ethics.

12.1	Certification of the Principal Executive Officer.

12.2	Certification of the Principal Financial Officer.

13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act.

13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act.

14(a)(i)	Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

14(a)(ii)	Audit Committee Charter - Incorporated herein by reference to Exhibit 14 (a)(ii) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this February 18, 2016.

LIVEREEL MEDIA CORPORATION

Per:  /s/ Ashish Kapoor
        Ashish Kapoor
        Principal Financial Officer

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2015, 2014, and 2013

(Expressed in Canadian Dollars)

INDEX

Page
Independent Auditor’s Report of Registered Public Accounting Firm	3-4
Consolidated Statements of Financial Position	5
Consolidated Statements of Operations and Comprehensive Loss	6
Consolidated Statements of Changes in Equity	7
Consolidated Statements of Cash Flows	8
Notes to the Consolidated Financial Statements	9 - 19

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
LiveReel Media Corporation:

We have audited the accompanying consolidated balance sheets of LiveReel Media Corporation (the “Company” or “LiveReel”) which comprises the consolidated statements of financial position as at June 30, 2015 and 2014, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended June 30, 2015, 2014 and 2013, and a summary of accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2015 and 2014, and its financial performance and its cash flows for the years ended June 30, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $106,368 during the year ended June 30, 2015 and as of that date, had an accumulated deficit of $8,706,215.  These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

The accompanying consolidated financial statements have been revised and reissued to include additional consolidated statements of operations and comprehensive loss, changes in equity and cash flows and related disclosures for the year ended June 30, 2013. We therefore, withdraw our previous audit report dated October 28, 2015 on those financial statements as originally filed.

/s/SCHWARTZ LEVITSKY FELDMAN LLP
Toronto, Ontario	Chartered Accountants
February 18, 2016	Licensed Public Accountants

LiveReel Media Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
	June 30, 2015	June 30, 2014
ASSETS
Current assets
Cash	$-	$1,250
HST receivable	963	-
Total assets	$963	$1,250

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 6)	$54,343	$36,696
Due to related parties (note 7)	36,332	89,159
Short-term loans payable (note 8)	-	233,386
Related party notes payable (note 9)	374,647	-
Total liabilities	465,322	359,241

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

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
Years Ended June 30, 2015, June 30, 2014, and June 30, 2013
(Expressed in Canadian Dollars)
	2015	2014	2013

Revenue	$-	$-	$-
Expenses
Consulting fees	-	-	40,000
Legal and professional fees	89,191	42,206	33,030
Shareholders information	44,734	41,615	18,834
Office and general	12,764	17,802	12,384
Financing costs	30,424	24,197	15,307
Accretion on convertible notes payable	-	-	8,566
Foreign exchange loss	-	-	33
Gain on settlement of related party advances (note 11b)	(70,745)	-	(75,929)
Write-down of production advances	-	-	(32,540)

Net loss and comprehensive loss	$106,368	$125,820	$19,685
Net loss per share – basic and diluted	$(0.005)	$(0.005)	$(0.001)
Weighted average number of shares outstanding	23,521,744	23,521,744	23,521,744

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

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Cash Flows
Years Ended June 30, 2015, June 30, 2014 and June 30, 2013
(Expressed in Canadian Dollars)
	2015	2014	2013
OPERATING ACTIVITIES
Net loss for the year	$(106,368)	$(125,820)	$(19,685)
Adjustment for non-cash items:
Accrued interest	30,424	24,197	9,189
Accretion on convertible notes payable	-	-	8,566
Gain on settlement of related party advances (note 11b)	(70,745)	-	(75,929)
Write-down of production advances	-	-	(32,540)
Changes in working capital items:
HST receivable	(963)	-	-
Other assets	-	4,039	19,407
Accounts payable and accrued liabilities	17,647	9,655	(11,595)
Due to related parties	7,346	-	-
Cash used in operating activities	(122,659)	(87,929)	(102,587)

FINANCING ACTIVITIES
Advances from related parties	121,409	89,159	-
Proceeds from short-term loans	-	-	225,000
Repayment of short-term loans	-	-	(25,000)
Repayment of notes payable	-	-	(111,164)
Proceeds from financing activities	121,409	89,159	88,836
Increase (decrease) in cash during the period	(1,250)	1,230	(13,751)
Cash, beginning of period	1,250	20	13,771
Cash, end of period	$-	$1,250	$20

Supplemental Information:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$3,241
Non cash activities:
Issuance of related party notes payable	$374,647	$-	$-
Settlement of short term loans payable	$233,386	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015, 2014 and 2013

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

These consolidated financial statements were authorized for issue by the Board of Directors on February 18, 2016.

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
(Expressed in Canadian Dollars)
Years Ended June 30, 2015, 2014 and 2013

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
(Expressed in Canadian Dollars)
Years Ended June 30, 2015, 2014 and 2013

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
(Expressed in Canadian Dollars)
Years Ended June 30, 2015, 2014 and 2013

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
(Expressed in Canadian Dollars)
Years Ended June 30, 2015, 2014 and 2013

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

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015, 2014 and 2013

5.     FINANCIAL INSTRUMENTS AND RISK FACTORS

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

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015, 2014 and 2013

(ii) Foreign Currency Risk

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

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015, 2014 and 2013

8.     SHORT-TERM LOANS PAYABLE

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

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015, 2014 and 2013

10.  CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

b)	Issued:

	Number of Shares	Share Capital
Balance, July 1, 2012	23,521,744	$7,880,660
Issued	-	-
Balance, June 30, 2013	23,521,744	$7,880,660
Issued	-	-
Balance, June 30, 2014	23,521,744	$7,880,660
Issued	-	-
Balance, June 30, 2015	23,521,744	$7,880,660

11.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2015, 2014 and 2013 and balances as at those dates, not disclosed elsewhere in the consolidated financial statements are:

a)	During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159, 2013 - nil) in advances from Difference, its former shareholder, for working capital purposes.

b)	During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable, see note 9.

c)	During the year ended June 30, 2015, the Company accrued interest of $30,424 (2014 - $24,197, 2013 - $9,189) on loans due to related parties, see notes 8 and 9.

d)
During the year ended June 30, 2015, the Company expensed $11,500 (2014 – nil, 2013 – $40,000) in fees payable to related parties for accounting and consulting services, $5,000 of this amount has been included in accrued liabilities.

e)	During the year ended June 30, 2015, the Company received $15,000 (2014 – nil, 2013 - nil) in advances from related entities, for working capital purposes.

f)	During the year ended June 30, 2013, consulting fees of $60,000 owed to a former largest shareholder, Mad Hatter Investments Inc., for various consulting services rendered were forgiven.

g)	During the year ended June 30, 2013, legal fees included $17,078 paid to a law firm affiliated with a former Chief Executive Officer.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015, 2014 and 2013

h)
During the year ended June 30, 2013, legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company were paid by Difference, who then forgave the debt owing to it by the Company.

12.  INCOME TAXES

Current Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2015	June 30, 2014	June 30, 2013
Combined Canadian statutory income tax rates	26.50%	26.50%	26.50%
Income tax recovery at statutory income tax rates	$(28,134)	$(33,342)	$(5,217)
Increase (decrease) in taxes resulting from:
Temporary difference	-	(1,265)	(1,265)
Forgiveness of debt	(18,750)	-	(28,735)
Benefit of tax losses not recognized	46,884	34,607	35,217
Provision for income taxes	$-	$-	$-

Deferred Income Taxes

Net deferred income tax balances are summarized as follows:

	June 30, 2015	June 30, 2014
Amounts related to tax loss carry forwards	$977,564	$989,510

Share issuance costs	-	2,531
Deferred tax assets not recognized	(977,564)	(992,041)
	$-	$-

No deferred tax asset has been recognized in respect of the above because the amount of future taxable profit that will be available to realize such assets is not probable.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2015, 2014 and 2013

Non-capital Losses

The Company has non-capital tax losses available for carry-forward of approximately $3,689,000, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in these consolidated financial statements.

2026	377,000
2027	536,000
2028	868,000
2029	911,000
2030	260,000
2031	251,000
2032	153,000
2033	25,000
2034	131,000
2035	177,000
$3,689,000

13.  SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2015

Prepared as at February 18, 2016

Index

Overview	3
Summary of Results	3
Number of Common Shares	5

Business Enviroment	5
Risk Factors	5
Forward Looking Statements	7
Business Plan and Strategy	8

Results of Operations	9

Liquidity and Capital Resources	12
Working Capital	12
Key Contractual Obligations	12
Off Balance Sheet Arrangements	12

Transactions with Related Parties	13

Financial and Derivative Instruments	13

Critical Accounting Estimates	14

Evaluation of Disclosure Controls and Procedures	14

Outlook	14
Current Outlook	14

Public Securities Filings	14

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

The management discussion and analysis is prepared by management as at February 18, 2016.

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

Number of Common Shares

There were 23,521,744 common shares issued and outstanding as of June 30, 2015 and October 28, 2015, being the date of this report. There were no options or warrants outstanding as of June 30, 2015 and February 18, the date of this report.

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

Risks and uncertainties include, but are not limited to:
•	our lack of substantial operating history;
•	the impact of competition; and
•	the enforceability of legal rights.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management Discussion and Analysis for the fiscal 2015 year, a copy of which has been filed on EDGAR and SEDAR. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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

During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159, 2013 - nil) in advances from Difference, its former shareholder, for working capital purposes. During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with related party notes payable (the “Notes Payable”).

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in Notes Payable to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the year ended June 30, 2015, the Company accrued interest of $30,424 (2014 - $24,197, 2013 - $9,189) on loans due to related parties.

During the year ended June 30, 2015, the Company expensed $11,500 (2014 – nil, 2013 - $40,000) in fees payable to related parties for accounting and consulting services.

During the year ended June 30, 2015, the Company received $15,000 (2014 – nil, 2013 - nil) in advances from related entities, for working capital purposes.

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

During the year ended June 30, 2013, consulting fees of $60,000 owed to a former largest shareholder, Mad Hatter Investments Inc., for various consulting services rendered were forgiven.

During the year ended June 30, 2013, legal fees included $17,078 paid to a law firm affiliated with a former Chief Executive Officer.

During the year ended June 30, 2013, legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company were paid by Difference, who then forgave the debt owing to it by the Company.

Revenue

The Company had no revenue during the years ended June 30, 2015, June 30, 2014 and June 30, 2013.

Expenses

The overall analysis of the expenses is as follows:

For the Years Ending June 30,	2015	2014	2013
	$	$	$
Consulting fees	-	-	40,000
Legal and professional fees	89,191	42,206	33,030
Shareholders information	44,734	41,615	18,834
Office and general	12,764	17,802	12,384
Financing costs	30,424	24,197	15,307
Accretion on convertible notes payable	-	-	8,566
Foreign exchange loss	-	-	33
Gain on settlement of related party advances	(70,745)	-	(75,929)
Write-down of production advances	-	-	(32,540)
	106,368	125,820	19,685

Consulting Fees

No consulting fees were incurred during the years ended June 30, 2015 or June 30, 2014.

Consulting fees for the year ended June 30, 2013 totaled $40,000 and consisted of $25,000 of consulting fees earned by a former Chief Executive Officer and $15,000 of consulting fees earned by a former Chief Financial Officer for services rendered during the year.

Legal and Professional Fees

Legal and professional fees during the year ended June 30, 2015 were $89,191 as compared to $42,206 for the year ended June 30, 2014 (June 30, 2013 - $33,030). Professional fees consisted primarily of legal and audit fees and accruals for assistance in the review of the Company’s public filings, annual general meeting preparation and other corporate matters. The increase in legal and professional fees during the year ended June 30, 2015 were due to the costs associated with the Company’s special meeting, proposed wind-up and the change in control in March 2015.

Shareholder Information

Shareholder information costs during the year ended June 30, 2015 were $44,734 as compared to $41,615 for the year ended June 30, 2014 (June 30, 2013 - $18,834). Shareholder information costs for the years ended June 30, 2015, 2014 and 2013 were comprised of annual general meeting fees, transfer agent fees and related filing fees.

Office and General

Office and general costs during the year ended June 30, 2015 were $12,764 as compared to $17,802 for the year ended June 30, 2014 (June 30, 2013 - $12,384). These costs included consulting fees, bank charges, insurance and other various small office expenses not categorized elsewhere in the financial statements.

Financing Costs

During the year ended June 30, 2015, the Company accrued interest of $30,424 on loans due to related parties, see notes 8 and 9 of the financial statements, compared to $24,197 for the year ended June 30, 2014 (June 30, 2013 - $15,307).

During the year ended June 30, 2013, the Company incurred an accretion expense on the convertible notes of $8,566.

Settlement of Related Party Advances

During the year ended June 30, 2015, Difference forgave $70,745 of related party advances received by the Company. The remainder of the related party payable due to Difference was settled with the issuance of new related party Notes Payable.

During the year ended June 30, 2013, consulting fees of $60,000 owed to a former largest shareholder, Mad Hatter Investments Inc., for various consulting services rendered were forgiven.

During the year ended June 30, 2013, legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company were paid by Difference, who then forgave the debt owing to it by the Company.

Write-down of Production Advances

During the year ended June 30, 2013, the Company wrote down $32,540 in production advances.

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

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2015, 2014, and 2013 and balances as at those dates, not disclosed elsewhere in the consolidated financial statements are:

a)	During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159, 2013 – nil) in advances from Difference, its former shareholder, for working capital purposes.

b)	During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable, see note 9.

c)	During the year ended June 30, 2015, the Company accrued interest of $30,424 (2014 - $24,197, 2013 - $9,189) on loans due to related parties, see notes 8 and 9.

d)	During the year ended June 30, 2015, the Company expensed $11,500 (2014 – nil, 2013 - $40,000) in fees payable to related parties for accounting and consulting services.

e)	During the year ended June 30, 2015, the Company received $15,000 (2014 – nil, 2013 - nil) in advances from related entities, for working capital purposes.

f)	During the year ended June 30, 2013, consulting fees of $60,000 owed to a former largest shareholder, Mad Hatter Investments Inc., for various consulting services rendered were forgiven.

g)	During the year ended June 30, 2013, legal fees included $17,078 paid to a law firm affiliated with a former Chief Executive Officer.

h)
During the year ended June 30, 2013, legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company were paid by Difference, who then forgave the debt owing to it by the Company.

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