Form 20-F
period 2016-06-30
LiveReel Media CORP
filed 2016-11-22
CIK 1168981

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 23,521,744 as at June 30, 2016

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

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]
International Financial Reporting Standards as issued by the International Accounting Standards Board [X]
Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[ ] Item 17 [ ] Item 18

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes audited consolidated financial statements of the Company for the years ended June 30, 2016, 2015 and 2014. These audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following is selected financial data for the Company for each of the last three fiscal years ended 2014 through 2016 on a consolidated basis. The data is extracted from the audited consolidated financial statements of the Company for each of the said years.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (Canadian $)
Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2016	2015	2014
	$	$	$
Revenue	-	-	-
Net loss for year	(73,712)	(106,368)	(125,820)
Net loss per share	(0.003)	(0.005)	(0.005)

Working capital deficit	(538,071)	(464,359)	(357,991)
Total assets	7,775	963	1,250
Total liabilities	546,846	465,322	359,241
Capital stock	7,880,660	7,880,660	7,880,660
Contributed surplus	361,196	361,196	361,196
Equity component of debt		-	-
Accumulated deficit	(8,779,927)	(8,706,215)	(8,599,847)
Shareholders’ deficiency	(538,071)	(464,359)	(357,991)

Summary of Financial Information in Accordance with U.S. GAAP (CDN $)
Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2016	2015	2014
	$	$	$
Revenue	-	-	-
Net loss for year	(73,712)	(106,368)	(125,820)
Net loss per share	(0.003)	(0.005)	(0.005)

Total assets	7,775	963	1,250
Accumulated deficit	(8,779,927)	(8,706,215)	(8,599,847)
Shareholders’ deficiency	(538,071)	(464,359)	(357,991)
The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On September 30, 2016, being the last day of September 2016, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $0.7624.

The following table sets out the high and low exchange rates for each of the last six months.

2015	September	August	July	June	May	April

High for period	$0.7786	$0.7828	$0.7786	$0.7877	$0.7969	$0.7972
Low for period	$0.7548	$0.7587	$0.7561	$0.7639	$0.7613	$0.7593

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended June 30,
	2016	2015	2014	2013	2012
Average for the year	$0.7540	$0.8466	$0.9367	$0.9735	$0.9963

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

The Company’s audited consolidated financial statements for the year ended June 30, 2016 have been prepared assuming that the Company will continue as a going concern, however, there can be no assurance that the Company will be able to do so. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. The Company continues to receive funding from its shareholders and related parties to assist with the Company’s working capital requirements. These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

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
During fiscal 2016, the Company’s largest shareholders continued to advance working capital to the Company on an as needed basis to fund its working capital requirements.

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

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2016, the Company had 23,521,744 common shares outstanding of which approximately 18,767,200 are restricted securities under Rule 144 promulgated under the Securities Act.

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

(C) ORGANIZATIONAL STRUCTURE

As at June 30, 2016 the Company had only one wholly-owned subsidiary, LiveReel Productions Corporation, as explained above in (A).

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

Results of operations

For the Years Ending June 30,	2016	2015	2014
	$	$	$
Revenue	-	-	-
Expenses	(73,712)	(106,368)	(125,820)
Net loss for year	(73,712)	(106,368)	(125,820)
Net loss per share	(0.003)	(0.005)	(0.005)

Overview

The following were the key events during the year ended June 30, 2016:

The Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry. Operating expenses incurred during the year ended June 30, 2016 were primarily from professional fees, shareholder information costs in connection with the Company’s public filings, annual general meeting preparation and other corporate matters and financing costs related to the related party notes payable.

During the year ended June 30, 2015, the Company received $106,409 in advances from Difference, its former shareholder, for working capital purposes. During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with related party notes payable (the “Notes Payable”).

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in Notes Payable to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the year ended June 30, 2016, the Company accrued interest of $49,322 (2015 - $30,424, 2014 - $24,197) on loans due to related parties.

During the year ended June 30, 2016, the Company expensed $5,500 (2015 - $11,500, 2014 - nil) in fees payable to a related entity for accounting and consulting services.

During the year ended June 30, 2016, the Company received $20,302 (2015 – $15,000, 2014 - nil) in advances from related parties, for working capital purposes.

The following were the key events during the year ended June 30, 2015 and 2014:

The Company was focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry. Operating expenses incurred during the quarter were primarily from professional fees, shareholder information costs in connection with the Company’s public filings, annual general meeting preparation and other corporate matters and financing costs related to the short term loan and related party notes payable.

Revenues

The Company had no revenue during the years ended June 30, 2016, June 30, 2015 and June 30, 2014.

Expenses

The overall analysis of the expenses is as follows:

For the Years Ending June 30,	2016	2015	2014
	$	$	$
Legal and professional fees	2,500	89,191	45,981
Shareholders information	16,011	44,734	41,615
Office and general	5,879	12,764	14,027
Financing costs	49,322	30,424	24,197
(Gain) on settlement of related party advances	-	(70,745)	-
Accretion of convertible notes payable	-	-	-
(Gain) on debt forgiveness	-	-	-
(Gain) on write-down of production advances	-	-	-
	73,712	106,368	125,820

Legal and Professional Fees

Legal and professional fees during the year ended June 30, 2016 was $2,500 compared to $89,191 and $42,206 for the years ended June 30, 2015 and 2014, respectively. Professional fees consisted primarily of legal and audit fees and accruals for assistance in the review of the Company’s public filings, annual general meeting preparation and other corporate matters. The decrease in legal and professional fees during the year ended June 30, 2016 was due to the costs associated with the Company’s special meeting, proposed wind-up and the change in control in March 2015. The decrease is also due to an over accrual of professional fees in 2015.

Shareholder Information

Shareholder information costs during the year ended June 30, 2016 was $16,011 compared to $44,734 for the year ended June 30, 2015 and $41,615 for the year ended June 30, 2014. Shareholder information costs for the years ended June 30, 2016, 2015 and 2014 comprised of annual general meeting fees, transfer agent fees and related filing fees. The decrease in fees is due to the Company no longer outsourcing its filings.

Office and general costs during the year ended June 30, 2016 was $5,879 compared to $12,764 and $14,027 for the years ended June 30, 2015 and 2014, respectively. In 2016, these costs were the result of outsourced accounting and administrative services being performed by a related party as well as foreign exchange losses. In 2015 and 2014, these costs include consulting fees, bank charges, insurance and other various small office expenses not categorized elsewhere in the financial statements.
Financing Costs

During the year ended June 30, 2016, the Company accrued interest of $49,322 on loans due to related parties, see notes 8 and 9 of the financial statements, compared to $30,424 and $24,197 for the years ended June 30, 2015 and 2014, respectively.

Settlement of Related Party Advances

During the year ended June 30, 2015, Difference forgave $70,745 of related party advances received by the Company. The remainder of the related party payable due to Difference was settled with the issuance of new related party Notes Payable.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2016, the Company had a net working capital deficit of $538,071 compared to a working capital deficit position of $464,359 as at June 30, 2015. HST receivable as at June 30, 2016 was $3,639 compared to $963 as at June 30, 2015.

With the continued financial support from the Company’s related parties, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Operating cash flow

For the year ended June 30, 2016, the Company used cash of $20,302 (June 30, 2015: $122,659, June 30, 2014: $87,929) in operating activities to fund the Company’s operating expenses.

The Company’s operating cash requirements was met through working capital advances from related parties.

Investment cash flows

The Company had no investment activities during the years ended June 2016, 2015 and 2014.

Financing cash flows

Net cash provided by financing activities for the year ended June 30, 2016 was $20,302, compared to $121,409 for the year ended June 30, 2015 and $89,159 for the year ended June 30, 2014.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years ended 2016, 2015 and 2014.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2016, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

Other than the related party Notes Payable, there are no key contractual obligations as at June 30, 2016.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Mr. J. Graham Simmonds joined the Board of Directors as Chairman on March 10, 2015. Mr. Simmonds also assumed the role of Chief Executive Officer of the Company, effective March 10, 2015. Mr. Simmonds has over 18 years of experience in public company management and business development projects within both the gaming and technology sectors. Mr. Simmonds is licensed and/or has previously been licensed/registered with a number of horse racing and gaming commissions in the United States and Canada. Mr. Simmonds developed and launched the first in-home digital video horse racing service in North America and is a former director and partner in eBet Technologies Inc., a licensed ADW operator and software developer for the online horse racing industry in the United States. eBet Technologies Inc. was successfully sold to Sportech PLC in December of 2012. He is the former chairman and CEO of DealNet Capital Corp., a consumer finance company listed on the TSX Venture Exchange in Toronto, Canada.

We believe Mr. Simmonds is well-qualified to serve as Chairman of the Board of Directors due to his public company experience, operational experience and business contacts.

Mr. Ashish Kapoor CPA, CA, CFA joined the Board of Directors on March 10, 2015. Mr. Kapoor also assumed the roles of Chief Financial Officer and Corporate Secretary of the Company, effective March 10, 2015. Mr. Kapoor has over 15 years of experience in providing capital markets advisory and assurance services as a finance professional. After obtaining his Chartered Accountant designation at Ernst & Young, Mr. Kapoor has gained over 10 years of experience in investment banking, advising client across various industries. As a senior vice president at Macquarie Capital Markets Canada Ltd., Mr. Kapoor was responsible for the Canadian telecom, media, entertainment and technology investment banking and principal investing group. During his 10 years at Macquarie, Mr. Kapoor completed in excess of $3B in successful principal investments and advised on a further $4B of mergers and acquisitions for third party clients. Prior to Macquarie, Mr. Kapoor obtained his Chartered Accountant designation as part of the Ernst & Young’s Toronto practice and was awarded the Gold Medal for first place in Ontario, and the Bronze Medal for third place in Canada on the 2000 Chartered Accountancy Uniform Final Examination. Mr. Kapoor is also a CFA Charter holder and holds a Masters of Accounting and a Bachelor of Arts degree from University of Waterloo.

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

The following table and accompanying notes set forth all compensation paid by the Company to all persons who served as Company directors and senior management during the fiscal year ended June 30, 2016. The information is provided for the fiscal years ended 2016, 2015 and 2014.

Name andprincipal position	Year	Salary($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentiveplan compensation ($)		Pensionvalue ($)	All othercompensation ($)	Totalcompensation ($)
					Annualincentiveplans	Long-termincentiveplans
J. Graham Simmonds, Chief Executive Officer, Director	2016 2015 2014	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -
Ashish Kapoor, Chief Financial Officer, Director	2016 2015 2014	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -
Henry J. Kloepper, Director	2016 2015 2014	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -
Michael Wekerle, Former Chief Executive Officer	2016 2015 2014	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil
Henry Kneis, Former Chief Financial Officer	2016 2015 2014	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil
Thomas Astle, Former Director	2016 2015 2014	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil
Paul Sparkes, Former Director	2016 2015 2014	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil
Jeff Kehoe, Former Director	2016 2015 2014	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil

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

●	pre-approving all non-audit services and recommending the appointment of external auditors; and

●	reviewing and approving our hiring policies regarding personnel of our present and former external auditor.

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

The Corporation had the following plans as at June 30, 2016:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons at September 30, 2016:

		Option-Based Awards				Share-Based Awards
Name	Number of Shares Held	Number of securities underlying unexercised options (#)	Option exercised price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
J. Graham Simmonds, Chief Executive Officer, Director	11,862,362(1)(2)	Nil	Nil	Nil	Nil	Nil	Nil
Ashish Kapoor, Chief Financial Officer, Director	10,040,028(1)(3)	Nil	Nil	Nil	Nil	Nil	Nil
Henry J. Kloepper, Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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
(3)
Includes 5,895,046 common shares owned by 2364201 Ontario Corp.

As of June 30, 2016, the Company had 23,521,744 common shares outstanding. There are no outstanding options or warrants to purchase common shares outstanding.

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

As at September 30, 2016, intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 5.8% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as of September 30, 2016. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of Shareholder	No. of Shares Held	% of Issued Shares

GraySim Family Trust	5,895,046	25.1%
2364201 Ontario Corp.	5,895,046	25.1%
Baymount Incorporated	4,108,982	17.5%
Woodham Group Inc.	1,858,334	7.9%
Blue Thunder Holdings Corp.	1,858,334	7.9%
All of the Company’s shareholders have the same voting rights.

At September 30, 2016, the Company had 23,521,744 common shares outstanding, which, as per the details provided by Equity Transfer Company, the Company’s registrar and transfer agent, were held by approximately 357 record holders (excluding the beneficial shareholders held through the intermediaries) of which 9 shareholders are based in the United States (including the beneficial shareholders held through the intermediaries) and hold an aggregate of 2,277,374 shares or less than 9.68% of the common shares.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2016, 2015 and 2014 are as follows:

1.
During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159) in advances from Difference, its former shareholder, for working capital purposes;

2.
During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable;

3.
During the year ended June 30, 2015, the Company received $374,647 in related party notes payable which were utilized to settle with Short-Term Loans Payable and other related party advances;

4.
During the year ended June 30, 2016, the Company accrued interest of $49,322 (2015 - $30,424; 2014 - $24,197) on loans due to related parties;

5.
During the year ended June 30, 2016, the Company expensed $5,500 (2015 – $11,500; 2014 - nil) in fees payable to a related entity for accounting and consulting services; and

6.
During the year ended June 30, 2016, the Company received $20,302 (2015 - $15,000; 2014 - nil) in advances from related parties, for working capital purposes.

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

(B) SIGNIFICANT CHANGES

During the fiscal years ended June 30, 2016 and 2015, the Company entered into the following significant arrangements:
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

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTC QB.

The following table outlines the annual high and low market prices for each of the fiscal years since the trading date of April 27, 2005:

Fiscal year ended June 30	High in US$	Low in US$
2016	0.04	0.003
2015	0.07	0.004
2014	0.14	0.04
2013	0.19	0.04
2012	0.08	0.02
2011	0.02	0.01
2010	0.02	0.01
2009	0.08	0.01
2008	0.06	0.02
2007	1.70	0.06
2006	2.15	0.61
2005 (April 28, 2005 to June 30, 2005)	0.65	0.54

The following table outlines the high and low market prices for each fiscal financial quarter for each of the quarters since April 27, 2005 and any subsequent period:

Fiscal Quarter ended	High in US$	Low inUS$
September 30, 2016	0.04	0.04
June 30, 2016	0.04	0.005
March 31, 2016	0.01	0.01
December 31, 2015	0.01	0.01
September 30, 2015	0.01	0.003
June 30, 2015	0.01	0.004
March 31, 2015	0.05	0.004
December 31, 2014	0.07	0.05
September 30, 2014	0.07	0.07
June 30, 2014	0.07	0.05
March 31, 2014	0.05	0.04
December 31, 2013	0.14	0.04
September 30, 2013	0.19	0.14
June 30, 2013	0.19	0.04
March 31, 2013	0.05	0.04
December 31, 2012	0.06	0.05
September 30, 2012	0.18	0.08
June 30, 2012	0.08	0.062
March 31, 2012	0.06	0.06
December 31, 2011	0.08	0.02
September 30, 2011	0.18	0.11
June 30, 2011	0.01	0.01
March 31, 2011	0.01	0.01
December 31, 2010	0.01	0.01
September 30, 2010	0.0275	0.01
June 30, 2010	0.006	0.006
March 31, 2010	0.015	0.006
December 31, 2009	0.08	0.08
September 30, 2009	0.01	0.01
June 30, 2009	0.015	0.015
March 31, 2009	0.08	0.012
December 31, 2008	0.08	0.012
September 30, 2008	0.02	0.01
June 30, 2008	0.03	0.02
March 31, 2008	0.04	0.03
December 31, 2007	0.06	0.04
September 30, 2007	0.06	0.06
June 30, 2007	0.11	0.10
March 31, 2007	0.15	0.10
December 31, 2006	0.50	0.12
September 30, 2006	1.70	0.30
June 30, 2006	0.85	2.15
March 31, 2006	1.20	0.20
December 31, 2005	0.65	0.35
September 30, 2005	0.61	0.56

The following table outlines the high and low market prices for each of the most recent six months:

Month	High in US $	Low in US $
September 2016	0.04	0.04
August 2016	0.04	0.04
July 2016	0.04	0.04
June 2016	0.04	0.04
May 2016	0.04	0.005
April 2016	0.01	0.01

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rates.  The Company’s excess cash, if any, is held at a Canadian chartered bank in U.S. and Canadian currencies and bears interest at various rates on monthly balances as at June 30, 2016.

The carrying value of cash, accounts payable and accrued liabilities, due to related party and short-term loans payable approximate fair values due to the relatively short-term maturities of these instruments.

The Company never entered into and did not have at the end of the years ended June 30, 2016, 2015 and 2014, any foreign currency hedge contracts or commodity contracts, and the Company does not trade in such instruments. The Company does not use derivative financial instruments.

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

C.     Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2016 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2016, the audit committee consisted of three directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

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

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2016	June 30, 2015

Audit Fees	9,000	10,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by the auditors.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 17, 2016 the Company announced that the board of directors approved a change in its auditor. Effective November 14, 2016, the Company’s audit committee and board of directors accepted the resignation of Schwartz Levitsky Feldman LLP (the “Former Auditor”) and appointed MNP LLP (the “Successor Auditor”) as the Company’s new auditor until the close of the next annual general meeting of the Company.

The audit report of the Former Auditor on the Company’s consolidated financial statements as of and for the years ended June 30, 2014 and 2015 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the two fiscal years ended June 30, 2015 and through November 14, 2016, there were no (i) disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their report to the subject matter of the disagreement, or (ii) reportable events as described in Item 16F(a)(1)(v) of Form20-F. The Company has provided the Former Auditor with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree.

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

4.(c)	2006 Consultant Stock Compensation Plan and 2006 Stock Option Plan - Incorporated herein by reference to Form S-8 filed on March 9, 2006.

11.	Code of Ethics.

12.	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.(a)	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(i)	Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

14(a)(ii)	Audit Committee Charter - Incorporated herein by reference to Exhibit 14 (a)(ii) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

15.1	Notice of Change of Auditor dated November 14, 2016.

15.2	Letter from Former Auditor dated November 14, 2016.

15.3	Letter from Successor Auditor dated November 14, 2016.

15.4	Letter from Former Auditor to the SEC dated November 21, 2016

99.1	News Release dated November 1, 2016.

99.2	News Release dated November 17, 2016.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this November 22, 2016.

LIVEREEL MEDIA CORPORATION

Per:	/s/ Ashish Kapoor
Ashish Kapoor
Chief Financial Officer

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2016, 2015 and 2014
(Expressed in Canadian Dollars)

INDEX

Page
Independent Auditor’s Report of Registered Public Accounting Firm	F-3-F-5
Consolidated Statements of Financial Position	F-6
Consolidated Statements of Operations and Comprehensive Loss	F-7
Consolidated Statements of Changes in Shareholders’ Deficiency	F-8
Consolidated Statements of Cash Flows	F-9
Notes to the Consolidated Financial Statements	F-10 - F-17

Independent Auditors’ Report

To the Shareholders of LiveReel Media Corporation:
We have audited the accompanying consolidated financial statements of LiveReel Media Corporation and its subsidiaries, which comprise the consolidated statement of financial position as at June 30, 2016, and the consolidated statements of operations and comprehensive loss, changes in shareholders' deficiency, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.
Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements, in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements, which are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements, based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company, as at June 30, 2016, and its financial performance and cash flows for the year then ended, in accordance with International Financial Reporting Standards.
Emphasis of Matter
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on the Company’s ability to continue as a going concern.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Ontario
November 21, 2016

ACCOUNTING > CONSULTING > TAX SUITE 300, 111 RICHMOND STREET W, TORONTO ON, M5H 2G4 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO ☐ MONTREAL
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
TORONTO ☐ MONTREAL
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

2300 Yonge Street, Suite 1500, Box 2434
Toronto, Ontario M4P 1E4
Tel: 416 785 5353
Fax: 416 785 5663

LiveReel Media Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
	June 30, 2016	June 30, 2015
ASSETS
Current assets
HST receivable	3,639	963
Prepaid expense	4,136	-
Total assets	$7,775	$963

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$59,029	$54,343
Due to related parties (note 4)	112,170	36,332
Related party notes payable (note 6)	374,647	374,647
Total liabilities	545,846	465,322

Going concern (note 1)
Related party transactions (note 7)
Income taxes (note 8)
SHAREHOLDERS’ DEFICIENCY
Share capital	7,880,660	7,880,660
Contributed surplus	361,196	361,196
Accumulated deficit	(8,779,927)	(8,706,215)
Total shareholders’ deficiency	(538,071)	(464,359)
Total liabilities and shareholders’ deficiency	$7,775	$963

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“J. Graham Simmonds”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
Years Ended June 30,
(Expressed in Canadian Dollars)
	2016	2015	2014

Revenue	$-	$-	$-
Expenses
Legal and professional fees	2,500	89,191	42,206
Shareholders information	16,011	44,734	41,615
Office and general	5,879	12,764	17,802
Financing costs	49,322	30,424	24,197
Gain on settlement of related party advances (note 7b)	-	(70,745)	-

Net loss and comprehensive loss	$73,712	$106,368	$125,820
Net loss per share – basic and diluted	$(0.003)	$(0.005)	$(0.005)
Weighted average number of shares outstanding	23,521,744	23,521,744	23,521,744

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)
	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders’ Deficiency
Balance, July 1, 2013	23,521,744	$7,880,660	$347,699	$13,497	$(8,474,027)	$(232,171)
Change in equity component of debt	-	-	13,497	(13,497)	-	-
Net loss for the year				-	(125,820)	(125,820)
Balance, June 30, 2014	23,521,744	$7,880,660	$361,196	$-	$(8,599,847)	$(357,991)
Net loss for the year	-	-	-	-	(106,368)	(106,368)
Balance, June 30, 2015	23,521,744	$7,880,660	$361,196	$-	(8,706,215)	$(464,359)
Net loss for the year	-	-	-	-	(73,712)	(73,712)
Balance, June 30, 2016	23,521,744	$7,880,660	$361,196	$-	$(8,779,927)	$(538,071)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Cash Flows
Years Ended June 30,
(Expressed in Canadian Dollars)
	2016	2015	2014
OPERATING ACTIVITIES
Net loss for the year	$(73,712)	$(106,368)	$(125,820)
Adjustment for non-cash items:
Accrued interest	49,322	30,424	24,197
Gain on settlement of related party advances (note 7b)	-	(70,745)	-
Changes in working capital items:
HST receivable	(2,676)	(963)	-
Prepaid expense	(4,136)	-	-
Other assets	-	-	4,039
Accounts payable and accrued liabilities	4,685	17,647	9,655
Due to related parties	6,215	7,346	-
Cash used in operating activities	(20,302)	(122,659)	(87,929)

FINANCING ACTIVITIES
Advances from related parties	20,302	121,409	89,159
Proceeds from financing activities	20,302	121,409	89,159
Increase (decrease) in cash during the period	-	(1,250)	1,230
Cash, beginning of period	-	1,250	20
Cash, end of period	$-	$-	$1,250

Supplemental Information:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$-
Non cash activities:
Issuance of related party notes payable	$-	$374,647	$-
Settlement of short term loans payable	$-	$249,825	$-
Settlement of related party advances	$-	$195,567	$-

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

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is significant doubt about the Company's ability to continue as a going concern as the Company incurred a loss of $73,712 (June 30, 2015: $106,368; June 30, 2014: $125,820) during the year and has a working capital deficiency of $538,071 (June 30, 2015: $464,359) and an accumulated deficit of $8,779,927(June 30, 2015: $8,706,215) as at June 30, 2016. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through related party advances, equity and debt issuances.

The Company believes that continued funding from its related parties will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this. Accordingly, these consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

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

These consolidated financial statements were authorized for issue by the Board of Directors on November 21, 2016.

(b)
Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these annual consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)
Functional and Presentation Currency

These consolidated financial statements have been presented in Canadian dollars, which is the Company’s and its subsidiary’s functional and presentation currency.

(d)
Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key source of estimation uncertainty at the reporting date, which has a risk of causing a material adjustment to the carrying amounts of liabilities and expenses within the next financial year, are the accrued liabilities.

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

New Standards Not Yet Adopted

In July 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014). In November 2009, the IASB issued the first version of IFRS 9 - Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010) and November 2013 (IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

In May 2014, the IASB issued a new standard, IFRS 15 - Revenue from Contracts with Customers, which replaces the current revenue recognition standards and interpretations. IFRS 15 provides a single comprehensive model to use when accounting for revenue arising from contracts with customers. The new model applies to all contracts with customers except those that are within the scope of other IFRS standards such as leases, insurance contracts and financial instruments. IFRS 15 is to be applied retrospectively. At its meeting on July 22, 2015, the IASB confirmed its proposal to defer the effective date of IFRS 15 to fiscal years beginning on or after January 1, 2018. Early application is still permitted. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

In January 2016, the IASB issued a new standard, IFRS 16 – Leases. The new standard requires lessees to recognize most leases on the balance sheet using a single model, thereby eliminating the distinction between operating and finance leases. Lessor accounting, however, remains similar to current accounting practice, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019 and will supersede IAS 17 Leases. Early application is permitted if IFRS 15 – Revenue from Contracts with Customers has also been applied. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

4. DUE TO RELATED PARTIES

Amounts due to related parties consist of the following:

	June 30, 2016	June 30, 2015
Amounts owing to an officer of the Company	$10,376	$-
Amounts owing to entities related by virtue of common officers	38,486	22,346
Interest accrued on related party notes payable	63,308	13,986
	$112,170	$36,332

Amounts due to related parties are unsecured, non-interest bearing with no specific terms of repayment.

5.
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

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000. The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty.

On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis.

During the years ended June 30, 2016, 2015 and 2014, the Company accrued interest expenses of $nil, $16,438 and $24,197, respectively, on these loans.

On March 10, 2015, the short-term loans payable of $200,000 and accrued interest of $49,825 (collectively the “Short-Term Loans Payable”) owing to Difference were fully settled in a transaction by entities related to the Company, see note 6.

6.
RELATED PARTY NOTES PAYABLE

On March 10, 2015, the Short-Term Loans Payable in the amount of $249,825 (see note 5) and other related party advances in the amount of $124,822 (see note 7), were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to entities newly related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the years ended June 30, 2016, 2015 and 2014, the Company accrued interest expense of $49,322, $13,986 and $nil, respectively, on the Notes Payable. The interest payable has been included in amounts due to related parties, see note 4.

7.
RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2016, 2015 and 2014 and balances as at those dates, not disclosed elsewhere in the consolidated financial statements are:

a)
During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159) in advances from Difference, its former shareholder, for working capital purposes;

b)
During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable, see note 6;

c)
During the year ended June 30, 2015, the Company received $374,647 in related party notes payable (see note 6), which were utilized to settle with Short-Term Loans Payable and other related party advances, see note 5,

d)
During the year ended June 30, 2016, the Company accrued interest of $49,322 (2015 - $30,424; 2014 - $24,197) on loans due to related parties, see notes 5 and 6;

e)
During the year ended June 30, 2016, the Company expensed $5,500 (2015 – $11,500; 2014 - $nil) in fees payable to a related entity for accounting and consulting services; and,

f)
During the year ended June 30, 2016, the Company received $20,302 (2015 – $15,000; 2014 - $nil) in advances from related parties, for working capital purposes.

8.
INCOME TAXES

Current Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2016	June 30, 2015	June 30, 2014
Combined Canadian statutory income tax rates	26.50%	26.50%	26.50%
Income tax recovery at statutory income tax rates	$(19,534)	$(28,188)	(33,342)
Increase (decrease) in taxes resulting from:
Temporary differences	-	-	(1,265)
Forgiveness of debt	-	(18,750)	-
Benefit of tax losses not recognized	19,534	46,938	34,607
Provision for income taxes	$-	$-	-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following:

	June 30, 2016	June 30, 2015
Amountsrelated to tax loss carry forwards	$1,051,276	$977,564

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Non-capital Losses

The Company has non-capital tax losses available for carry-forward of approximately $3,386,000, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in these consolidated financial statements.

2027	536,000
2028	868,000
2029	911,000
2030	260,000
2031	251,000
2032	153,000
2033	25,000
2034	131,000
2035	177,000
2036	74,000
$3,386,000

9.
SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.

10. CAPITAL MANAGEMENT

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

11. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:
quoted prices in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3
inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of accounts payable and other accrued liabilities, approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the consolidated financial statements.

The following analysis provides a measurement of risks as at June 30, 2016:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At June 30, 2016, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and a $538,071 (June 30, 2015 - $464,359) working capital deficit. Liquidity risk continues to be a key concern in the development of future operations.

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

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2016

Prepared as at November 21, 2016

Index

Overview	3
Summary of Results	3
Number of Common Shares	5

Business Environment	5
Risk Factors	5
Forward Looking Statements	7
Business Plan and Strategy	7

Results of Operations	8

Liquidity and Capital Resources	10
Working Capital	10
Key Contractual Obligations	10
Off Balance Sheet Arrangements	10

Transactions with Related Parties	11

Financial and Derivative Instruments	11

Critical Accounting Estimates	11

Evaluation of Disclosure Controls and Procedures	12

Outlook	12
Current Outlook	12

Public Securities Filings	12

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the year ended June 30, 2016 should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2016. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The management discussion and analysis is prepared by management as at November 21, 2016.

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

The Board currently consists of three directors, Henry J. Kloepper, J. Graham Simmonds and Ashish Kapoor.

The following table summarizes financial information for the past three years:

For the Years Ending June 30,	2016	2015	2014
	$	$	$
Revenue	-	-	-
Net loss for year	(73,712)	(106,368)	(125,820)
Net loss per share	(0.003)	(0.005)	(0.005)

Working capital deficit	(538,071)	(464,359)	(357,991)
Total assets	7,775	963	1,250
Total liabilities	546,846	465,322	359,241
Capital stock	7,880,660	7,880,660	7,880,660
Contributed surplus	361,196	361,196	361,196
Equity component of debt		-	-
Accumulated deficit	(8,779,927)	(8,706,215)	(8,599,847)
Shareholders’ deficiency	(538,071)	(464,359)	(357,991)

The following table summarizes financial information for the 4rd quarter of fiscal 2016 and the preceding seven quarters:

Quarter Ended	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,
Fiscal Year	2016	2016	2015	2015	2015	2015	2014	2014
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Earnings (Loss) from continuing operations	(15,936)	(15,826)	(17,360)	(24,590)	(36,056)	(15,210)	(22,610)	(32,492)
Net loss per share – basic and diluted	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Refer to the Results of Operations section for further analysis of income and expenses during the year ended June 30, 2016.

Number of Common Shares

There were 23,521,744 common shares issued and outstanding as of June 30, 2016 and November 21, 2016, being the date of this report. There were no options or warrants outstanding as of June 30, 2016 and November 21, 2016, the date of this report.
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
1. DIVIDENDS
2.
3. All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.
4. DILUTION
5. The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's Common Shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market prices at a time when the public market is depressed or at exercise prices which may be substantially lower than the market prices. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.
6. The Company is currently without a source of revenue and therefore is not able to adequately cover its operating costs. The Company will most likely be required to issue additional securities to finance its operations and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE
At June 30, 2016, the Company had 23,521,744 shares of common stock outstanding of which approximately 18,767,200 are restricted securities under Rule 144 promulgated under the Securities Act.
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

Results of Operations

For the Years Ending June 30,	2016	2015	2014
	$	$	$
Revenue	-	-	-
Expenses	(73,712)	(106,368)	(125,820)
Net loss for year	(73,712)	(106,368)	(125,820)
Net loss per share	(0.003)	(0.005)	(0.005)

Overview

The following were the key events during the year ended June 30, 2016:

The Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry. Operating expenses incurred during the year ended June 30, 2016 were primarily from professional fees, shareholder information costs in connection with the Company’s public filings, annual general meeting preparation and other corporate matters and financing costs related to the related party notes payable.

During the year ended June 30, 2015, the Company received $106,409 in advances from Difference, its former shareholder, for working capital purposes. During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with related party notes payable (the “Notes Payable”).

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in Notes Payable to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the year ended June 30, 2016, the Company accrued interest of $49,322 (2015 - $30,424, 2014 - $24,197) on loans due to related parties.

During the year ended June 30, 2016, the Company expensed $5,500 (2015 - $11,500, 2014 - nil) in fees payable to a related entity for accounting and consulting services.

During the year ended June 30, 2016, the Company received $20,302 (2015 – $15,000, 2014 - nil) in advances from related parties, for working capital purposes.

The following were the key events during the year ended June 30, 2015 and 2014:

The Company was focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry. Operating expenses incurred during the quarter were primarily from professional fees, shareholder information costs in connection with the Company’s public filings, annual general meeting preparation and other corporate matters and financing costs related to the short term loan and related party notes payable.

Revenue

The Company had no revenue during the years ended June 30, 2016, June 30, 2015 and June 30, 2014.

Expenses

The overall analysis of the expenses is as follows:

For the Years Ending June 30,	2016	2015	2014
	$	$	$
Legal and professional fees	2,500	89,191	45,981
Shareholders information	16,011	44,734	41,615
Office and general	5,879	12,764	14,027
Financing costs	49,322	30,424	24,197
(Gain) on settlement of related party advances	-	(70,745)	-
Accretion of convertible notes payable	-	-	-
(Gain) on debt forgiveness	-	-	-
(Gain) on write-down of production advances	-	-	-
	73,712	106,368	125,820

Legal and Professional Fees

Legal and professional fees during the year ended June 30, 2016 was $2,500 compared to $89,191 and $42,206 for the years ended June 30, 2015 and 2014, respectively. Professional fees consisted primarily of legal and audit fees and accruals for assistance in the review of the Company’s public filings, annual general meeting preparation and other corporate matters. The decrease in legal and professional fees during the year ended June 30, 2016 was due to the costs associated with the Company’s special meeting, proposed wind-up and the change in control in March 2015. The decrease is also due to an over accrual of professional fees in 2015.

Shareholder Information

Shareholder information costs during the year ended June 30, 2016 was $16,011 compared to $44,734 for the year ended June 30, 2015 and $41,615 for the year ended June 30, 2014. Shareholder information costs for the years ended June 30, 2016, 2015 and 2014 comprised of annual general meeting fees, transfer agent fees and related filing fees. The decrease in fees is due to the Company no longer outsourcing its filings.

Office and General
Office and general costs during the year ended June 30, 2016 was $5,879 compared to $12,764 and $14,027 for the years ended June 30, 2015 and 2014, respectively. In 2016, these costs were the result of outsourced accounting and administrative services being performed by a related party, as well as foreign exchange losses. In 2015 and 2014, these costs include consulting fees, bank charges, insurance and other various small office expenses not categorized elsewhere in the financial statements.

Financing Costs

During the year ended June 30, 2016, the Company accrued interest of $49,322 on loans due to related parties, see notes 8 and 9 of the financial statements, compared to $30,424 and $24,197 for the years ended June 30, 2015 and 2014, respectively.

Settlement of Related Party Advances

During the year ended June 30, 2015, Difference forgave $70,745 of related party advances received by the Company. The remainder of the related party payable due to Difference was settled with the issuance of new related party Notes Payable.

Liquidity and Capital Resources

Working Capital

As at June 30, 2016, the Company had a net working capital deficit of $538,071 compared to a working capital deficit position of $464,359 as at June 30, 2015. HST receivable as at June 30, 2016 was $3,639 compared to $963 as at June 30, 2015.

With the continued financial support from the Company’s related parties, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Key Contractual Obligations

Other than the related party Notes Payable, there are no key contractual obligations as at June 30, 2016.

Off Balance Sheet Arrangements

As at June 30, 2016, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2016, 2015 and 2014 and balances as at those dates, not disclosed elsewhere in the consolidated financial statements are:

g)
During the year ended June 30, 2015, the Company received $106,409 (2014 - $89,159) in advances from Difference, its former shareholder, for working capital purposes;

h)
During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable, see note 9;

i)
During the year ended June 30, 2015, the Company received $374,647 in related party notes payable (see note 6), which were utilized to settle with Short-Term Loans Payable and other related party advances, see note 5,

j)
During the year ended June 30, 2016, the Company accrued interest of $49,322 (2015 - $30,424; 2014 - $24,197) on loans due to related parties, see notes 8 and 9;

k)
During the year ended June 30, 2016, the Company expensed $5,500 (2015 – $11,500; 2014 - nil) in fees payable to a related entity for accounting and consulting services; and

l)
During the year ended June 30, 2016, the Company received $20,302 (2015 – $15,000; 2014 - nil) in advances from related parties, for working capital purposes.

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

The Company never entered into and did not have at the end of the years ended June 30, 2016 and 2015, any foreign currency hedge contracts.

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

There were no changes to our internal control over financial reporting since June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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