Form 20-F
period 2017-06-30
LiveReel Media CORP
filed 2017-10-31
CIK 1168981

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

OR

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

333 Bay Street, Suite 1700,
Toronto, Ontario, M5H 2R2, Canada
 (Address of principal executive offices)

Graham Simmonds, T: 416-843-2881, F: 647-503-6601,
333 Bay Street, Suite 1700,
Toronto, Ontario, M5H 2R2, Canada
 (Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 23,521,744 as at June 30, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☒ Yes ☐ No

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
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).
☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes audited consolidated financial statements of the Company for the years ended June 30, 2017, 2016 and 2015. These audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following is selected financial data for the Company for each of the last three fiscal years ended 2015 through 2017 on a consolidated basis. The data is extracted from the audited consolidated financial statements of the Company for each of the said years.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (Canadian $)

Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2017	2016	2015
	$	$	$
Revenue	-	-	-
Net loss for year	(88,405)	(73,712)	(106,368)
Net loss per share	(0.004)	(0.003)	(0.005)

Working capital deficit	(626,476)	(538,071)	(464,359)
Total assets	6,756	7,775	963
Total liabilities	633,232	545,846	465,322
Capital stock	7,880,660	7,880,660	7,880,660
Contributed surplus	361,196	361,196	361,196
Equity component of debt			-
Accumulated deficit	(8,868,332)	(8,779,927)	(8,706,215)
Shareholders’ deficiency	(626,476)	(538,071)	(464,359)

Summary of Financial Information in Accordance with U.S. GAAP (CDN $)
Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2017	2016	2015
	$	$	$
Revenue	-	-	-
Net loss for year	(88,405)	(73,712)	(106,368)
Net loss per share	(0.004)	(0.003)	(0.005)

Total assets	6,756	7,775	963
Accumulated deficit	(8,868,332)	(8,779,927)	(8,706,215)
Shareholders’ deficiency	(626,476)	(538,071)	(464,359)
The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On September 30, 2017, being the last day of September 2017, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $0.8013.

The following table sets out the high and low exchange rates for each of the last six months.

2017	September	August	July	June	May	April

High for period	$0.8245	$0.8012	$0..8034	$0.7706	$0.7437	$0.7533
Low for period	$0.8013	$0.7840	$0.7703	$0.7405	$0.7276	$0.7320

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended June 30,
	2017	2016	2015	2014	2013
Average for the year	$0.7564	$0.7540	$0.8466	$0.9367	$0.9735

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

The Company’s audited consolidated financial statements for the year ended June 30, 2017 have been prepared assuming that the Company will continue as a going concern, however, there can be no assurance that the Company will be able to do so. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. The Company continues to receive funding from its shareholders and related parties to assist with the Company’s working capital requirements. These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

WE MAY CHOOSE INVESTMENT STRATEGIES THAT ARE UNSUCCESSFUL

The controlling shareholders of the Company changed in March 2015 and a new Board of Directors was appointed. The Company has focused its efforts on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. The Company has not yet identified or selected any additional specific investment opportunity or business. Accordingly, there is no current basis for the reader to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

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

THE COMPANY WILL NEED TO RAISE ADDITIONAL FINANCING TO MEET FUTURE OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY

The Company continues to review different investment opportunities in the media, technology and consumer industries. If the Company is unable to achieve revenue or obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

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

During fiscal 2017 and 2016, the Company’s largest shareholders continued to advance working capital to the Company on an as needed basis to fund its working capital requirements.

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

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At October 30, 2017, the Company had 31,202,854 shares of common stock outstanding of which approximately 26,448,310 are restricted securities under Rule 144 promulgated under the Securities Act.

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

The Company is a Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. The Company’s registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

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

On March 10, 2015, the existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Michael Wekerle resigned as Chief Executive Officer and was replaced by Graham Simmonds. Henry Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

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

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas M. Turner, Jr.

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

(C) ORGANIZATIONAL STRUCTURE

As at June 30, 2017 the Company had only one wholly-owned subsidiary, LiveReel Productions Corporation, as explained above in (A).

(D) PROPERTY PLANTS AND EQUIPMENT

The Company does not own or lease any real property.

The Company’s registered office is 333 Bay Street, Suite 1700, Toronto, Ontario, M5H 2R2, Canada. It is not charged monthly rent under this arrangement.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

For the Years Ending June 30,	2017	2016	2015
	$	$	$
Revenue	-	-	-
Expenses	(88,405)	(73,712)	(106,368)
Net loss for year	(88,405)	(73,712)	(106,368)
Net loss per share	(0.004)	(0.003)	(0.005)

Overview

The following were the key events during the year ended June 30, 2017:

The Company is focused on preserving its cash by minimizing operating expenses while management evaluates investment opportunities in the media, technology and consumer industries. Operating expenses incurred during the year ended June 30, 2017 were primarily from professional fees, shareholder information costs in connection with the Company’s public filings and financing costs related to the Notes Payable.

During the year ended June 30, 2017, the Company accrued interest of $55,580 (2016 - $49,322; 2015 - $30,424) on loans due to related parties.

During the year ended June 30, 2017, the Company expensed $nil (2016 - $5,500; 2015 - $11,500) in fees payable to a related entity for accounting and consulting services.

During the year ended June 30, 2017, the Company received $2,420 (2016 - $20,302; 2015 - $15,000) in advances from related parties, for working capital purposes.

The following were the key events during the year ended June 30, 2016 and 2015:

The Company was focused on preserving its cash by minimizing operating expenses while management evaluated investment opportunities in the media, technology and consumer industries. Operating expenses incurred during the year ended June 30, 2016 and 2015 were primarily from professional fees, shareholder information costs in connection with the Company’s public filings and financing costs related to the Notes Payable.

Revenues

The Company had no revenue during the years ended June 30, 2017, 2016 and 2015.

Expenses

The overall analysis of the expenses is as follows:

For the Years Ending June 30,	2017	2016	2015
	$	$	$
Legal and professional fees	8,250	2,500	89,191
Shareholders information	19,107	16,011	44,734
Write off of HST receivable	5,239	-	-
Office and general	229	5,879	12,764
Financing costs	55,580	49,322	30,424
(Gain) on settlement of related party advances	-	-	(70,745)
	88,405	73,712	106,368

Legal and Professional Fees

Legal and professional fees during the year ended June 30, 2017 was $8,250 compared to $2,500 and $89,191 for the years ended June 30, 2016 and 2015, respectively. Professional fees consisted primarily of legal and audit fees and accruals for assistance in the review of the Company’s public filings, annual general meeting preparation and other corporate matters. The decrease in fees is due to an over accrual of professional fees in 2015.

Shareholder Information

Shareholder information costs during the year ended June 30, 2017 was $19,107 compared to $16,011 for the year ended June 30, 2016 and $44,734 for the year ended June 30, 2015. Shareholder information costs for the years ended June 30, 2017, 2016 and 2015 comprised of annual general meeting fees, transfer agent fees and related filing fees. The decrease in fees is due to the Company no longer outsourcing its filings for the years ended June 30, 2017 and 2016.

Write Offs

During the year ended June 30, 2017, the Company wrote off $5,239 in HST receivables due to a provision resulting from the uncertainty of collectability of the HST credits.

Office and General

Office and general costs during the year ended June 30, 2017 was $229 compared to $5,879 and $12,764 for the years ended June 30, 2016 and 2015, respectively. In 2016, office and general costs were the result of outsourced accounting and administrative services being performed by a related party, as well as foreign exchange losses. In 2015 these costs include consulting fees, bank charges, insurance and other various small office expenses not categorized elsewhere in the financial statements.

Financing Costs

During the year ended June 30, 2017, the Company accrued interest of $55,580 on loans due to related parties as compared to $49,322 and $30,424 for the years ended June 30, 2016 and 2015, respectively.

Settlement of Related Party Advances

During the year ended June 30, 2015, Difference forgave $70,745 of related party advances received by the Company. The remainder of the related party payable due to Difference was settled with the issuance of the Notes Payable.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

At June 30, 2017, the Company had a net working capital deficit of $626,476 as compared to a working capital deficit of $538,071 at June 30, 2016. HST receivable at June 30, 2017 was $nil compared to $3,639 at June 30, 2016. Prepaid expense at June 30, 2017 was $6,756 compared to $4,136 at June 30, 2016.

At June 30, 2017, the Company had accounts payable and accrued liabilities of $88,415 (2016 - $59,029), due to related parties of $170,170 (2016 - $112,170) and related party notes payable of $374,647 (2016 - $374,647).

With the continued financial support from the Company’s related parties, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Operating cash flow

For the year ended June 30, 2017, the Company used cash of $2,420 (June 30, 2016: $20,302, June 30, 2015: $122,659) in operating activities to fund the Company’s operating expenses.

The Company’s operating cash requirements was met through working capital advances from related parties.

Investment cash flows

The Company had no investment activities during the years ended June 2017, 2016 and 2015.

Financing cash flows

Net cash provided by financing activities for the year ended June 30, 2017 was $2,420, compared to $20,302 for the year ended June 30, 2016 and $121,409 for the year ended June 30, 2015.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years ended 2017, 2016 and 2015.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2017, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

Other than the Notes Payable, there are no key contractual obligations as at June 30, 2017.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Mr. Graham Simmonds joined the Board of Directors as Chairman on March 10, 2015. Mr. Simmonds also assumed the role of Chief Executive Officer of the Company between March 10, 2015 to September 22, 2017 and replaced by Mr. Turner. Mr. Simmonds has over 18 years of experience in public company management and business development projects within both the gaming and technology sectors. Mr. Simmonds is licensed and/or has previously been licensed/registered with a number of horse racing and gaming commissions in the United States and Canada. Mr. Simmonds developed and launched the first in-home digital video horse racing service in North America and is a former director and partner in eBet Technologies Inc., a licensed ADW operator and software developer for the online horse racing industry in the United States. eBet Technologies Inc. was successfully sold to Sportech PLC in December of 2012. He is the former chairman and CEO of DealNet Capital Corp., a consumer finance company listed on the TSX Venture Exchange in Toronto, Canada.

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

Mr. Henry J. Kloepper joined the Board of Directors on March 10, 2015. Mr. Kloepper is a leading financier and has been involved in investment banking and corporate finance for over 30 years. He brings a rounded knowledge of the capital markets, strategic growth, and investments. Mr. Kloepper is currently CEO of Captor Capital Corp. Mr. Kloepper was previously a director and president of Mogul Energy International Inc. and has held executive positions with Award Capital, JP Morgan, Citibank, Bank of America, and North American Trust in the US, Canada, and Europe.

We believe Mr. Kloepper is well-qualified to serve as a member of the Board of Directors and Chairman of the Audit Committee due to his public company experience, financial markets knowledge and business contacts.

Mr. Thomas (Taz) M. Turner joined the Company as Interim Chief Executive Officer on September 22, 2017. Mr. Turner has over 15 years of experience in the capital markets focused on both debt and equity securities in the technology, media, telecom and consumer industries. Since founding Southshore Capital Partners, LP in 2009, Mr. Turner has guided the growth of Southshore’s fundamentally-driven long/short global equity hedge fund as General Partner. Prior to Southshore, Mr. Turner held progressive positions at hedge funds and private equity funds with Tala Investments, Trafelet Delta Funds and ABS Capital Partners, where he specialized in technology, media and telecom investments. Mr. Turner graduated from the University of Virginia with a Bachelor of Science in both Commerce and Mathematics.

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

2. Statement of Executive Compensation

Each of Mr. Turner, the current Interim Chief Executive Officer of the Company, and Mr. Kapoor, the current Chief Financial Officer of the Company, do not receive any fees for services rendered.

The following table and accompanying notes set forth all compensation paid by the Company to all persons who served as Company directors and senior management during the fiscal year ended June 30, 2017. The information is provided for the fiscal years ended 2017, 2016 and 2015.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-termincentive plans
Graham Simmonds, Director, Former Chief Executive Officer	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil N	Nil Nil Nil
Ashish Kapoor, Chief Financial Officer, Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Henry J. Kloepper, Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Wekerle, Former Chief Executive Officer	2017 2016 2015	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil
Henry Kneis, Former Chief Financial Officer	2017 2016 2015	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil
Thomas Astle, Former Director	2017 2016 2015	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil

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

The members of the Board of Directors consist of Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Mr. Graham Simmonds serves as Chairman of the Board of Directors.

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

Audit Committee

The members of the Audit Committee consist of Henry J. Kloepper, Graham Simmonds and Ashish Kapoor. Henry J. Kloepper serves as the Chairman of the Audit Committee and audit committee financial expert. Mr. Kloepper is independent of management.

While each of Mr. Simmonds and Mr. Kapoor would not be considered an independent director under an objective test in that Mr. Simmonds and Mr. Kapoor serve as non-paid consultants, holding the roles of the Company’s Former Chief Executive Officer and Chief Financial Officer, respectively; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Simmonds and Mr. Kapoor, carrying out the responsibilities of a director. The Company has minimal cash reserves and its debts are with its largest shareholders. The Company’s largest shareholders have taken an active approach to examining business opportunities that could enhance shareholders returns and, if consummated, the Company will be in a position to attract independent board members.

The Audit Committee’s primary function is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements the Company, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for the Company’s external and internal audit processes including the external auditor’s qualifications, independence and performance.

The Audit Committee has the duty to review and ensure that the Company’s financial disclosures are complete and accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Audit Committee should, where it deems appropriate, review compliance with laws and regulations and the Company’s own policies.

The Audit Committee provides the Board of Directors with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

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

The Corporation had the following plans as at June 30, 2017 and October 27, 2017:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons at October 27, 2017:

		Option-Based Awards				Share-Based Awards
Name	Number of Shares Held	Number of securities underlying unexercised options (#)	Option exercised price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Graham Simmonds, Director, Former Chief Executive Officer	1,858,334(1)	Nil	Nil	Nil	Nil	Nil	Nil
Ashish Kapoor, Chief Financial Officer, Director	5,895,046(2)	Nil	Nil	Nil	Nil	Nil	Nil
Henry J. Kloepper, Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:
(1)
Includes 1,858,334 Common Shares owned by The Woodham Group Inc. Mr. Simmonds is one the beneficiaries of GraySim Family Trust, a discretionary family trust, which holds 5,895,046 Common Shares. Mr. Simmonds is not a trustee of GraySim Family Trust and has no control or direction over the Common Shares beneficially owned by it.
(2)
Includes 5,895,046 common shares owned by 2364201 Ontario Corp.

As at June 30, 2017, the Company had 23,521,744 common shares outstanding. As at October 27, 2017, the Company had 31,202,854 common shares outstanding. There are no outstanding options or warrants to purchase common shares outstanding.

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

As at October 27, 2016, intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 4.1% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as of October 27, 2016. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of Shareholder	No. of Shares Held	% of Issued Shares

GraySim Family Trust	5,895,046	18.89%
2364201 Ontario Corp.	5,895,046	18.89%
Southshore Capital Partners, LP	2,947,523	9.45%
T3 Research, LLC	2,947,523	9.45%
Crimson Fund I, LLC	2,054,491	6.58%
Joseph R. Prestifilippo	1,920,278	6.15%
Stephen R. Malley	1,920,277	6.15%
Woodham Group Inc.	1,858,334	5.96%
Blue Thunder Holdings Corp.	1,858,334	5.96%

All of the Company’s shareholders have the same voting rights.

At October 27, 2016, the Company had 31,202,854 common shares outstanding, which, as per the details provided by TSX Trust Company, the Company’s registrar and transfer agent, were held by approximately 359 record holders (excluding the beneficial shareholders held through the intermediaries) of which 14 shareholders are based in the United States (including the beneficial shareholders held through the intermediaries) and hold an aggregate of 9,958,484 shares or less than 32% of the common shares.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2017, 2016 and 2015 and balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

a)
During the year ended June 30, 2015, the Company received $106,409 in advances from Difference, its former shareholder, for working capital purposes (2016 - $nil; 2017 - $nil);

b)
During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable (2016 - $nil; 2017 - $nil);

c)
During the year ended June 30, 2015, the Company issued Notes Payable of $374,647, which settled the Short-Term Loans Payable and other related party advances (2016 - $nil; 2017 - $nil);

d)
During the year ended June 30, 2017, the Company accrued interest of $55,580 (2016 - $49,322; 2015 - $30,424) on loans due to related parties;

e)
During the year ended June 30, 2017, the Company expensed $nil (2016 - $5,500; 2015 - $11,500) in fees payable to a related entity for accounting and consulting services; and

f)
During the year ended June 30, 2017, the Company received $2,420 (2016 - $20,302; 2015 - $15,000) in advances from related parties, for working capital purposes.

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

(B) SIGNIFICANT CHANGES

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas M. Turner, Jr., effective immediately.

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

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTC QB.

The following table outlines the annual high and low market prices for each of the fiscal years since the trading date of April 27, 2005:

Fiscal year ended June 30	High in US $	Low in US$
2017	0.04	0.002
2016	0.04	0.003
2015	0.07	0.004
2014	0.14	0.04
2013	0.19	0.04
2012	0.08	0.02
2011	0.02	0.01
2010	0.02	0.01
2009	0.08	0.01
2008	0.06	0.02
2007	1.70	0.06
2006	2.15	0.61
2005 (April 28, 2005 to June 30, 2005)	0.65	0.54

The following table outlines the high and low market prices for each fiscal financial quarter for each of the quarters since April 27, 2005 and any subsequent period:

Fiscal Quarter ended	High in US $	Low in US$
September 30, 2017	0.10	0.01
June 30, 2017	0.01	0.01
March 31, 2017	0.04	0.008
December 31, 2016	0.04	0.002
September 30, 2016	0.04	0.04
June 30, 2016	0.04	0.005
March 31, 2016	0.01	0.01
December 31, 2015	0.01	0.01
September 30, 2015	0.01	0.003
June 30, 2015	0.01	0.004
March 31, 2015	0.05	0.004
December 31, 2014	0.07	0.05
September 30, 2014	0.07	0.07
June 30, 2014	0.07	0.05
March 31, 2014	0.05	0.04
December 31, 2013	0.14	0.04
September 30, 2013	0.19	0.14
June 30, 2013	0.19	0.04
March 31, 2013	0.05	0.04
December 31, 2012	0.06	0.05
September 30, 2012	0.18	0.08
June 30, 2012	0.08	0.062
March 31, 2012	0.06	0.06
December 31, 2011	0.08	0.02
September 30, 2011	0.18	0.11
June 30, 2011	0.01	0.01
March 31, 2011	0.01	0.01
December 31, 2010	0.01	0.01
September 30, 2010	0.0275	0.01
June 30, 2010	0.006	0.006
March 31, 2010	0.015	0.006
December 31, 2009	0.08	0.08
September 30, 2009	0.01	0.01
June 30, 2009	0.015	0.015
March 31, 2009	0.08	0.012
December 31, 2008	0.08	0.012
September 30, 2008	0.02	0.01
June 30, 2008	0.03	0.02
March 31, 2008	0.04	0.03
December 31, 2007	0.06	0.04
September 30, 2007	0.06	0.06
June 30, 2007	0.11	0.10
March 31, 2007	0.15	0.10
December 31, 2006	0.50	0.12
September 30, 2006	1.70	0.30
June 30, 2006	0.85	2.15
March 31, 2006	1.20	0.20
December 31, 2005	0.65	0.35
September 30, 2005	0.61	0.56

The following table outlines the high and low market prices for each of the most recent six months:

Month	High in US $	Low in US $
September 2017	0.10	0.01
August 2017	0.01	0.01
July 2017	0.01	0.01
June 2017	0.01	0.01
May 2017	0.01	0.01
April 2017	0.01	0.01

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

(I) SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company's office at 333 Bay Street, Suite 1700, Toronto, Ontario, Canada, M5H 2R2.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rates.  The Company’s excess cash, if any, is held at a Canadian chartered bank in U.S. and Canadian currencies and bears interest at various rates on monthly balances as at June 30, 2017.

The carrying value of cash, accounts payable and accrued liabilities, due to related party and short-term loans payable approximate fair values due to the relatively short-term maturities of these instruments.

The Company never entered into and did not have at the end of the years ended June 30, 2017, 2016 and 2015, any foreign currency hedge contracts or commodity contracts, and the Company does not trade in such instruments. The Company does not use derivative financial instruments.

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

C.     Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2017 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2017, the audit committee consisted of three directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

The members of the Audit Committee consist of Henry J. Kloepper, Graham Simmonds and Ashish Kapoor. Henry J. Kloepper serves as the Chairman of the Audit Committee and audit committee financial expert. Mr. Kloepper is independent of management.

While each of Mr. Simmonds and Mr. Kapoor would not be considered an independent director under an objective test in that Mr. Simmonds and Mr. Kapoor serve as non-paid consultants, holding the roles of the Company’s Former Chief Executive Officer and Chief Financial Officer, respectively; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Simmonds and Mr. Kapoor, carrying out the responsibilities of a director. The Company has minimal cash reserves and its debts are with its largest shareholders. The Company’s largest shareholders have taken an active approach to examining business opportunities that could enhance shareholders returns and, if consummated, the Company will be in a position to attract independent board members.

ITEM 16B CODE OF ETHICS

On February 9, 2007, the Company adopted a Code of Ethics that applies to its principal executive officer and principal financial officer, or persons performing similar functions. A copy of our Code of Ethics will be provided to any person requesting same without charge. To request a copy of our Code of Ethics, please make a written request to our chief financial officer, Live Reel Media Corporation, 333 Bay Street, Suite 1700, Toronto, Ontario, Canada, M5H 2R2.

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2017	June 30, 2016

Audit Fees	$8,560	$8,560
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by the auditors.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 17, 2016, the Company announced that the board of directors approved a change in its auditor. Effective November 14, 2016, the Company’s audit committee and board of directors accepted the resignation of Schwartz Levitsky Feldman LLP (the “Former Auditor”) and appointed MNP LLP (the “Successor Auditor”) as the Company’s new auditor until the close of the next annual general meeting of the Company.

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

2.(b)(i)
Unsecured loan agreement with Mad Hatter Investments Inc. dated July 21, 2011 - Incorporated herein by reference to Exhibit 2(b)(i) to the Company’s Registration Statement on Form 20-F filed on December 1, 2011.

2.(b)(ii)
Unsecured loan agreement with 1057111 Ontario Limited dated July 21, 2011 - Incorporated herein by reference to Exhibit 2(b)(ii) to the Company’s Registration Statement on Form 20-F filed on December 1, 2011.

2.(b)(iii)
Secured loan agreement with Enthrive Inc. dated November 15, 2011 - Incorporated herein by reference to Exhibit 2(b)(iii) to the Company’s Registration Statement on Form 20-F filed on December 1, 2011.

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

2.(b)(ix)	Unsecured note payable with Baymount Incorporated dated March 10, 2015 - Incorporated herein by reference to Exhibit 2(b)(vix) to the Company’s Annual Report on Form 20-F filed on October 29, 2015.

2.(b)(x)	Unsecured note payable with SimKap Advisory Corp. dated March 10, 2015 - Incorporated herein by reference to Exhibit 2(b)(viii) to the Company’s Annual Report on Form 20-F filed on October 29, 2015.

4.(b)
Offer to Purchase dated November 30, 2004 regarding acquisition of film properties from Noble House Production Inc. - Incorporated herein by reference to Exhibit 4.(b)iii to the Company’s Annual Report on Form 20-F filed on December 1, 2005.

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

Dated at Toronto, Ontario, Canada, this October 30, 2017.

LIVEREEL MEDIA CORPORATION

Per:  /s/Ashish Kapoor
        Ashish Kapoor
        Chief Financial Officer

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2017, 2016 and 2015
(Expressed in Canadian Dollars)

INDEX

Page
Report of Independent Registered Public Accounting Firm	3-5
Consolidated Statements of Financial Position	6
Consolidated Statements of Operations and Comprehensive Loss	7
Consolidated Statements of Changes in Shareholders’ Deficiency	8
Consolidated Statements of Cash Flows	9
Notes to the Consolidated Financial Statements	10 - 19

Report of Independent Registered Public Accounting Firm

To the Shareholders of LiveReel Media Corporation:

We have audited the accompanying consolidated financial statements of LiveReel Media Corporation and its subsidiary, which comprise the consolidated statement of financial position as at June 30, 2017 and 2016, and the consolidated statements of operations and comprehensive loss, changes in shareholders' deficiency, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that areappropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as at June 30, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on the Company’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of LiveReel Media Corporation as at June 30, 2015, and for the year then ended, were audited by another auditor who expressed an unqualified opinion on those consolidated financial statements in their report dated February 18, 2016.

Toronto, Ontario	Chartered Professional Accountants
October 30, 2017	Licensed Public Accountants

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

**Schwartz Levitsky Feldman llp**
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

SLF

## INDEPENDENT AUDITOR'S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
LiveReel Media Corporation:

We have audited the accompanying consolidated balance sheets of LiveReel Media Corporation (the "Company" or "LiveReel") which comprises the consolidated statements of financial position as at June 30, 2015 and 2014, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended June 30, 2015, 2014 and 2013, and a summary of accounting policies and other explanatory information.

### Management's Responsibility for the Consolidated Financial Statements

### Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

2300 Yonge Street, Suite 1500, Box 2434
Toronto, Ontario M4P 1E4
Tel: 416 785 5353
Fax: 416 785 5663

**Schwartz Levitsky Feldman llp**
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

**Emphasis of Matter**

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $106,368 during the year ended June 30, 2015 and as of that date, had an accumulated deficit of $8,706,215. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Other Matter**

The accompanying consolidated financial statements have been revised and reissued to include additional consolidated statements of operations and comprehensive loss, changes in equity and cash flows and related disclosures for the year ended June 30, 2013. We therefore, withdraw our previous audit report dated October 28, 2015 on those financial statements as originally filed.

**/s/SCHWARTZ LEVITSKY FELDMAN LLP**

Toronto, Ontario
February 18, 2016

Chartered Accountants
Licensed Public Accountants

2300 Yonge Street, Suite 1500, Box 2434
Toronto, Ontario M4P 1E4
Tel: 416 785 5353
Fax: 416 785 5663

LiveReel Media Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
	June 30, 2017	June 30, 2016
ASSETS
Current assets
HST receivable	$-	$3,639
Prepaid expense	6,756	4,136
Total assets	$6,756	$7,775

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$88,415	$59,029
Due to related parties (note 4)	170,170	112,170
Related party notes payable (note 6)	374,647	374,647
Total liabilities	633,232	545,846

SHAREHOLDERS’ DEFICIENCY
Share capital	7,880,660	7,880,660
Contributed surplus	361,196	361,196
Accumulated deficit	(8,868,332)	(8,779,927)
Total shareholders’ deficiency	(626,476)	(538,071)
Total liabilities and shareholders’ deficiency	$6,756	$7,775

Going concern (note 1)
Related party transactions (note 7)
Income taxes (note 9)
Subsequent events (note 13)

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“Graham Simmonds”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
Years Ended June 30,
(Expressed in Canadian Dollars)
	2017	2016	2015

Revenue	$-	$-	$-
Expenses
Professional fees	8,250	2,500	89,191
Shareholders information service	19,107	16,011	44,734
Write down of HST receivable	5,239	-	-
Office and general	229	5,879	12,764
Financing costs	55,580	49,322	30,424
Gain on settlement of related party advances (note 7b)	-	-	(70,745)

Net (loss) and comprehensive loss	$88,405	$73,712	$106,368
Net loss per share – basic and diluted	$(0.004)	$(0.003)	$(0.005)
Weighted average number of shares outstanding – basic and diluted	23,521,744	23,521,744	23,521,744

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)
	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Shareholders’ Deficiency
Balance, July 1, 2014	23,521,744	$7,880,660	$361,196	$(8,599,847)	$(357,991)
Net loss for the year	-	-	-	(106,368)	(106,368)
Balance, June 30, 2015	23,521,744	$7,880,660	$361,196	(8,706,215)	$(464,359)
Net loss for the year	-	-	-	(73,712)	(73,712)
Balance, June 30, 2016	23,521,744	$7,880,660	$361,196	$(8,779,927)	$(538,071)
Net loss for the year	-	-	-	(88,405)	(88,405)
Balance, June 30, 2017	23,521,744	$7,880,660	$361,196	$(8,868,332)	$(626,476)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Consolidated Statements of Cash Flows
Years Ended June 30,
(Expressed in Canadian Dollars)
	2017	2016	2015
OPERATING ACTIVITIES
Net loss for the year	$(88,405)	$(73,712)	$(106,368)
Adjustment for non-cash items:
Accrued interest	55,580	49,322	30,424
Gain on settlement of related party advances (note 7b)	-	-	(70,745)
Write down of HST receivable	5,239	-	-
Changes in working capital items:
HST receivable	(1,600)	(2,676)	(963)
Prepaid expense	(2,620)	(4,136)	-
Accounts payable and accrued liabilities	29,386	4,685	17,647
Due to related parties	-	6,215	7,346
Cash used in operating activities	(2,420)	(20,302)	(122,659)

FINANCING ACTIVITIES
Advances from related parties	2,420	20,302	121,409
Proceeds from financing activities	2,420	20,302	121,409
Increase (decrease) in cash during the year	-	-	(1,250)
Cash, beginning of year	-	-	1,250
Cash, end of year	$-	$-	$-

Supplemental Information:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$-
Non cash activities:
Issuance of related party notes payable	$-	$-	$374,647
Settlement of short term loans payable	$-	$-	$249,825
Settlement of related party advances	$-	$-	$195,567

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2017, 2016 and 2015

1.
NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company”)  is a Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. The Company’s registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is significant doubt about the Company's ability to continue as a going concern as the Company incurred a loss of $88,405 (June 30, 2016: $73,712; June 30, 2015: $106,368) during the year and has a working capital deficiency of $626,476 (June 30, 2016: $538,071) and an accumulated deficit of $8,868,332 (June 30, 2016: $8,779,927) as at June 30, 2017. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through related party advances, equity and debt issuances.

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

Currently, the Company is focused on preserving its cash by minimizing operating expenses while management evaluates investment opportunities in the media, technology and consumer industries.

2.
BASIS OF PREPARATION

(a)      Statement of Compliance

These consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”).

These consolidated financial statements were authorized for issue by the Board of Directors on October 30, 2017.

(b)     Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2017, 2016 and 2015

(c)     Functional and Presentation Currency

These consolidated financial statements have been presented in Canadian Dollars, which is the functional and presentation currency of the Company and its subsidiary.

(d)     Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences.

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

3.          SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, LiveReel Productions Corporation. All intercompany balances and transactions have been eliminated on consolidation.

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

Financial assets are classified into the following categories: financial assets “at fair value through profit or loss” (“FVTPL”), “held-to-maturity investments”, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2017, 2016 and 2015

Financial liabilities:

Financial liabilities are classified as either financial liabilities “at FVTPL” or “other financial liabilities”.

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

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying value is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

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
(Expressed in Canadian Dollars)
Years Ended June 30, 2017, 2016 and 2015

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

Income taxes

Income tax expense comprises of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity.

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

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2017, 2016 and 2015

New Standards Not Yet Adopted

In July 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9 - Financial Instruments (IFRS 9 (2009)) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010)) and November 2013 (IFRS 9 Financial Instruments (2013)). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

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

4.          DUE TO RELATED PARTIES

Amounts due to related parties consist of the following:

	June 30, 2017	June 30, 2016
Amounts owing to an officer of the Company	$12,796	$10,376
Amounts owing to entities related by virtue of common officers	38,486	38,486
Interest accrued on related party notes payable	118,888	63,308
	$170,170	$112,170

Amounts due to related parties are unsecured, non-interest bearing with no specific terms of repayment.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2017, 2016 and 2015

5.
SHORT-TERM LOANS PAYABLE

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000. The loan had a term of twelve months maturing on December 19, 2013 and accruing interest at 12% per annum until maturity. The loan could be prepaid at any time without notice or penalty.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000. The loan had a term of twelve months maturing on March 22, 2014 and accruing interest at 12% per annum until maturity. The loan could be prepaid at any time without notice or penalty.

On May 28, 2014, the Company extended the term of its loan agreement with Difference to provide that such loans would mature on a demand basis.

During the years ended June 30, 2017, 2016 and 2015, the Company accrued interest expenses of $nil, $nil and $16,438, respectively, on these loans.

On March 10, 2015, the short-term loans payable of $200,000 in principal and $49,825 of accrued interest (collectively, the “Short-Term Loans Payable”) owing to Difference were fully settled in a transaction by entities related to the Company (see note 6).

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

During the years ended June 30, 2017, 2016 and 2015, the Company accrued interest expense of $55,580, $49,322 and $13,986, respectively, on the Notes Payable. The interest payable has been included in amounts due to related parties (see note 4).

7.
RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2017, 2016 and 2015 and balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

a)
During the year ended June 30, 2015, the Company received $106,409 in advances from Difference, its former shareholder, for working capital purposes (2016 - $nil; 2017 - $nil);

b)
During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable (see note 6) (2016 - $nil; 2017 - $nil);

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2017, 2016 and 2015

c)
During the year ended June 30, 2015, the Company issued Notes Payable of $374,647 (see note 6), which settled the Short-Term Loans Payable and other related party advances (see note 5) (2016 - $nil; 2017 - $nil);

d)
During the year ended June 30, 2017, the Company accrued interest of $55,580 (2016 - $49,322; 2015 - $30,424) on loans due to related parties (see notes 5 and 6);

e)
During the year ended June 30, 2017, the Company expensed $nil (2016 - $5,500; 2015 - $11,500) in fees payable to a related entity for accounting and consulting services; and

f)
During the year ended June 30, 2017, the Company received $2,420 (2016 - $20,302; 2015 - $15,000) in advances from related parties, for working capital purposes.

8.
CAPITAL STOCK

a)
Authorized: Unlimited number of common shares

b)
Issued:

	June 30, 2017		June 30, 2016
	Common Shares	Amount	Common Shares	Amount
Beginning of period	23,521,744	$7,880,660	23,521,744	$7,880,660
Issued	-	-	-	-
End of period	23,521,744	$7,880,660	23,521,744	$7,880,660

9.
INCOME TAXES

Current Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2017	June 30, 2016	June 30, 2015
Combined Canadian statutory income tax rates	26.50%	26.50%	26.50%
Income tax recovery at statutory income tax rates	$(23,427)	$(19,534)	$(28,188)
Increase (decrease) in taxes resulting from:
Forgiveness of debt	-	-	(18,750)
Benefit of tax losses not recognized	23,427	19,534	46,938
Provision for income taxes	$-	$-	$-

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2017, 2016 and 2015

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30, 2017	June 30, 2016
Amounts related to tax loss carry forwards	$3,474,000	$3,386,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Non-capital Losses

The Company has non-capital tax losses available for carry-forward of approximately $3,474,000, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in these consolidated financial statements.

2027	536,000
2028	868,000
2029	911,000
2030	260,000
2031	251,000
2032	153,000
2033	25,000
2034	131,000
2035	177,000
2036	74,000
2037	88,000
$3,474,000

10.
SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.

11.
CAPITAL MANAGEMENT

The Company includes a deficiency of $ 626,476 for the year ended June 30, 2017 (2016 - $ 538,071), comprised of issued share capital, contributed surplus and accumulated deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating investment opportunities. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2017, 2016 and 2015

The Company’s capital management objectives, policies and processes have remained unchanged during the year.

12.
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

The fair values of the Company’s financial instruments consisting of accounts payable and other accrued liabilities, due to related parties and related party notes payable, approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2017:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At June 30, 2017, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and a $626,476 (June 30, 2016 - $538,071) working capital deficit. Liquidity risk continues to be a key concern in the development of future operations.

LiveReel Media Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended June 30, 2017, 2016 and 2015

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

13.
SUBSEQUENT EVENTS

On September 22, 2017, a portion of the Company’s Notes Payable and other amounts owing to related parties in the amount of $384,056 were sold to a third party by the related party debt holders.

On October 19, 2017, the third party entered into a debt conversion agreement with the Company to settle a total of $384,056 of indebtedness owing through the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share. The Company issued the 7,681,110 common shares on October 19, 2017.

14.
COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted for the current year.

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2017

Prepared as at October 30, 2017

1

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the year ended June 30, 2017 should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2017. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The management discussion and analysis is prepared by management as at October30, 2017.

In this report, the words “us”, “we” “our”, the “Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

LiveReel Media Corporation (the “Company”) is a Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. The Company’s registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

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

On March 10, 2015, the existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Michael Wekerle resigned as Chief Executive Officer and was replaced by Graham Simmonds. Henry Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

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

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas M. Turner, Jr.

The Board currently consists of three directors, Henry J. Kloepper, Graham Simmonds and Ashish Kapoor.

The following table summarizes financial information for the past three years:

For the Years Ending June 30,	2017	2016	2015
	$	$	$
Revenue	-	-	-
Net loss for year	(88,405)	(73,712)	(106,368)
Net loss per share	(0.004)	(0.003)	(0.005)

Working capital deficit	(626,476)	(538,071)	(464,359)
Total assets	6,756	7,775	963
Total liabilities	633,232	545,846	465,322
Capital stock	7,880,660	7,880,660	7,880,660
Contributed surplus	361,196	361,196	361,196
Equity component of debt			-
Accumulated deficit	(8,868,332)	(8,779,927)	(8,706,215)
Shareholders’ deficiency	(626,476)	(538,071)	(464,359)

The following table summarizes financial information for the 4th quarter of fiscal 2017 and the preceding seven quarters:

	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,
Quarter Ended	2017	2017	2016	2016	2016	2016	2015	2015
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Gain (Loss) from continuing operations	(27,150)	(20,962)	(19,391)	(20,902)	1,492(1)	(22,177)	(21,957)	(31,070)
Net loss per share – basic and diluted	0.001	0.001	0.001	0.001	0.000	0.001	0.001	0.001

(1)
The gain recorded during the three months ended June 30, 2016 is the result of the reversal of an over accrual of expenses.

Refer to the Results of Operations section for further analysis of income and expenses during the year ended June 30, 2017.

Number of Common Shares

There were 23,521,744 common shares issued and outstanding as at June 30, 2017 and 31,202,854 common shares issued and outstanding as at October 30, 2017, being the date of this report. There were no options or warrants outstanding as of June 30, 2017 and October 30, 2017, the date of this report.

Approximately 26,448,310 of the common shares issued are subject to resale restrictions under U.S. securities laws.

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

INVESTMENT STRATEGY

The controlling shareholders of the Company changed in March 2015 and a new Board of Directors was appointed. The Company has focused its efforts on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. The Company has not yet identified or selected any additional specific investment opportunity or business. Accordingly, there is no current basis for the reader to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

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

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY

The Company continues to review different investment opportunities in the media, technology and consumer industries. If the Company is unable to achieve revenue or obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

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

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At October 30, 2017, the Company had 31,202,854 shares of common stock outstanding of which approximately 26,448,310 are restricted securities under Rule 144 promulgated under the Securities Act.

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

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because ofthe lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company is committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect its reputation and the value of its securities.

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
●
the impact of competition; and
●
the enforceability of legal rights.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management Discussion and Analysis for the fiscal 2017 year, a copy of which has been filed on EDGAR and SEDAR. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company is a Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. The Company’s registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

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

On March 10, 2015, the existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Michael Wekerle resigned as Chief Executive Officer and was replaced by Graham Simmonds. Henry Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

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

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas M. Turner, Jr.

The Board currently consists of three directors, Henry J. Kloepper, Graham Simmonds and Ashish Kapoor.

Currently, the Company is focused on preserving its cash by minimizing operating expenses while management evaluates investment opportunities in the media, technology and consumer industries.

Results of Operations

For the Years Ending June 30,	2017	2016	2015
	$	$	$
Revenue	-	-	-
Expenses	(88,405)	(73,712)	(106,368)
Net loss for year	(88,405)	(73,712)	(106,368)
Net loss per share	(0.004)	(0.003)	(0.005)

Overview

The following were the key events during the year ended June 30, 2017:

The Company is focused on preserving its cash by minimizing operating expenses while management evaluates investment opportunities in the media, technology and consumer industries. Operating expenses incurred during the year ended June 30, 2017 were primarily from professional fees, shareholder information costs in connection with the Company’s public filings and financing costs related to the Notes Payable.

During the year ended June 30, 2017, the Company accrued interest of $55,580 (2016 - $49,322; 2015 - $30,424) on loans due to related parties.

During the year ended June 30, 2017, the Company expensed $nil (2016 - $5,500; 2015 - $11,500) in fees payable to a related entity for accounting and consulting services.

During the year ended June 30, 2017, the Company received $2,420 (2016 - $20,302; 2015 - $15,000) in advances from related parties, for working capital purposes.

The following were the key events during the year ended June 30, 2016 and 2015:

The Company was focused on preserving its cash by minimizing operating expenses while management evaluated investment opportunities in the media, technology and consumer industries. Operating expenses incurred during the year ended June 30, 2016 and 2015 were primarily from professional fees, shareholder information costs in connection with the Company’s public filings and financing costs related to the Notes Payable.

Revenue

The Company had no revenue during the years ended June 30, 2017, 2016 and 2015.

Expenses

The overall analysis of the expenses is as follows:

For the Years Ending June 30,	2017	2016	2015
	$	$	$
Legal and professional fees	8,250	2,500	89,191
Shareholders information service	19,107	16,011	44,734
Write down of HST receivable	5,239	-	-
Office and general	229	5,879	12,764
Financing costs	55,580	49,322	30,424
(Gain) on settlement of related party advances	-	-	(70,745)
	88,405	73,712	106,368

Legal and Professional Fees

Legal and professional fees during the year ended June 30, 2017 was $8,250 compared to $2,500 and $89,191 for the years ended June 30, 2016 and 2015, respectively. Professional fees consisted primarily of legal and audit fees and accruals for assistance in the review of the Company’s public filings, annual general meeting preparation and other corporate matters. The decrease in fees is due to an over accrual of professional fees in 2015.

Shareholder Information

Shareholder information costs during the year ended June 30, 2017 was $19,107 compared to $16,011 for the year ended June 30, 2016 and $44,734 for the year ended June 30, 2016. Shareholder information costs for the years ended June 30, 2017, 2016 and 2015 comprised of annual general meeting fees, transfer agent fees and related filing fees. The decrease in fees is due to the Company no longer outsourcing its filings for the years ended June 30, 2017 and 2016.

Write Down

During the year ended June 30, 2017, the Company wrote down $5,239 in HST receivables due to a provision resulting from the uncertainty of collectability of the HST credits.

Office and General

Office and general costs during the year ended June 30, 2017 was $229 compared to $5,879 and $12,764 for the years ended June 30, 2016 and 2015, respectively. In 2016, office and general costs were the result of outsourced accounting and administrative services being performed by a related party, as well as foreign exchange losses. In 2015 these costs include consulting fees, bank charges, insurance and other various small office expenses not categorized elsewhere in the financial statements.

Financing Costs

During the year ended June 30, 2017, the Company accrued interest of $55,580 on loans due to related parties as compared to $49,322 and $30,424 for the years ended June 30, 2016 and 2015, respectively.

Settlement of Related Party Advances

During the year ended June 30, 2015, Difference forgave $70,745 of related party advances received by the Company. The remainder of the related party payable due to Difference was settled with the issuance of the Notes Payable.

Liquidity and Capital Resources

Working Capital

At June 30, 2017, the Company had a net working capital deficit of $626,476 as compared to a working capital deficit of $538,071 at June 30, 2016. HST receivable at June 30, 2017 was $nil compared to $3,639 at June 30, 2016. Prepaid expense at June 30, 2017 was $6,756 compared to $4,136 at June 30, 2016.

At June 30, 2017, the Company had accounts payable and accrued liabilities of $88,415 (2016 - $59,029), due to related parties of $170,170 (2016 - $112,170) and related party notes payable of $374,647 (2016 - $374,647).

With the continued financial support from the Company’s related parties, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Key Contractual Obligations

Other than the Notes Payable, there are no key contractual obligations as at June 30, 2017.

Off Balance Sheet Arrangements

As at June 30, 2017, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

 Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2017, 2016 and 2015 and balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

a)
During the year ended June 30, 2015, the Company received $106,409 in advances from Difference, its former shareholder, for working capital purposes (2016 - $nil; 2017 - $nil);

b)
During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable (2016 - $nil; 2017 - $nil);

c)
During the year ended June 30, 2015, the Company issued Notes Payable of $374,647, which settled the Short-Term Loans Payable and other related party advances (2016 - $nil; 2017 - $nil);

d)
During the year ended June 30, 2017, the Company accrued interest of $55,580 (2016 - $49,322; 2015 - $30,424) on loans due to related parties;

e)
During the year ended June 30, 2017, the Company expensed $nil (2016 - $5,500; 2015 - $11,500) in fees payable to a related entity for accounting and consulting services; and

f)
During the year ended June 30, 2017, the Company received $2,420 (2016 - $20,302; 2015 - $15,000) in advances from related parties, for working capital purposes.

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

The Company never entered into and did not have at the end of the years ended June 30, 2017, 2016 and 2015, any foreign currency hedge contracts.

Critical Accounting Estimates

The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The significant accounting policies used by the Company are the same as those disclosed in note 2 to the consolidated financial statements for the year ended June 30, 2017. Certain accounting policies require that management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

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

There were no changes to our internal control over financial reporting since June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

The Company currently has no cash. Its significant debts are with related parties. The Company is relying on its related parties for continued financial support if necessary. Management is taking an active approach to examining business opportunities in the media, technology and consumer industries that could enhance shareholder returns.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.gov.

