Form 20-F
period 2018-06-30
CordovaCann Corp.
filed 2018-12-13
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

OR

        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to __________________

                      OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15D OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-50492

CORDOVACANN CORP.
 (Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

333 Bay Street, Suite 1700,
Toronto, Ontario, M5H 2R2, Canada
 (Address of principal executive offices)

Thomas M. Turner, Jr., T: 917-843-2169, F: 416-640-3183,
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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 40,036,228 as at June 30, 2018

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
[X]Yes [] No

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
[ ] Yes [X] No

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (this “Annual Report”) includes "forward-looking statements." All statements, other than statements of historical facts, included in this Annual Report that address activities, events or developments, which we expect or anticipate, will or may occur in the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.

The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements address, among others, such issues as:

- Future earnings and cash flow;
- Expansion and growth of our business and operations; and
- Our prospective operational and financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3 - Key Information - Risk Factors" and the following:

- Fluctuations in prices of our products and services;
- Potential investments, acquisitions or other business opportunities; - Availability of financing opportunities, legal and regulatory risks;
- General economic, market and business conditions; and
- Other risks and factors beyond our control.

Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise, the terms "CordovaCann Corp.", “the "Company”, "CordovaCann", “we”, “us”, “our” and “Registrant” are used interchangeably in this Annual Report and mean CordovaCann Corp. and its subsidiaries.

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

CordovaCann Corp. (formerly, LiveReel Media Corporation) is a Canadian corporation governed under the Canada Business Corporations Act of Canada. Approximately 58% of its common shares is held by substantially less than 4500 non-United States citizens and residents as of the day of its most recently completed fiscal year and our business is administered principally outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common shares using this Annual Report on Form 20-F format.

Currency

The financial information presented in this Annual Report is expressed in Canadian Dollars ("CDN” or “$") and the financial data in this Annual Report is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB").

All dollar amounts set forth in this report are in Canadian Dollars, except where otherwise indicated.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes audited consolidated financial statements of the Company for the years ended June 30, 2018, 2017 and 2016. These audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following is selected financial data for the Company for each of the last three fiscal years ended 2016 through 2018 on a consolidated basis. The data is extracted from the audited consolidated financial statements of the Company for each of the said years.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (CDN)

Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2018	2017	2016
	$	$	$
Revenue	-	-	-
Net loss for year	(4,865,933)	(88,405)	(73,712)
Net loss per share	(0.15)	(0.00)	(0.00)

Working capital (deficit)	3,882,542	(626,476)	(538,071)
Total assets	4,875,592	6,756	7,775
Total liabilities	320,321	633,232	545,846
Capital stock	14,480,241	7,880,660	7,880,660
Contributed surplus	3,808,611	361,196	361,196
Accumulated deficit	(13,734,265)	(8,868,332)	(8,779,927)
Accumulated other comprehensive income	684	-	-
Shareholders’ equity (deficiency)	4,555,271	(626,476)	(538,071)

The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On November 30, 2018, being the last day of November 2018, the exchange rate, based on the daily buying rates, for the conversion of Canadian Dollars into United States Dollars (the “Daily Rate of Exchange”) was $0.7518.

The following table sets out the high and low exchange rates for each of the last six months.

2018	November	October	September	August	July	June

High for period	$0.7641	$0.7811	$0.7749	$0.7742	$0.7682	$0.7744
Low for period	$0.7518	$0.7609	$0.7583	$0.7603	$0.7544	$0.7513

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Daily Rate of Exchange on the last day of each month during the period.

Year Ended June 30,
	2018	2017	2016	2015	2014
Average for the year	$0.7855	$0.7564	$0.7540	$0.8466	$0.9367

(B) CAPITALIZATION AND INDEBTEDNESS

Not applicable.

(C) REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

(D) RISK FACTORS

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material adverse impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Summary of Regulatory Environment

Although cannabis is federally illegal in the U.S., the U.S. federal government’s approach to enforcement of such laws has trended toward non-enforcement. On August 29, 2013, the U.S. Department of Justice (the “DOJ”), issued a memorandum known as the “Cole Memorandum” to all U.S. Attorneys’ offices (federal prosecutors). The Cole Memorandum generally directed U.S. Attorneys not to prioritize the enforcement of federal cannabis laws against individuals and businesses that comply with state laws legalizing cannabis. While not legally binding, and merely prosecutorial guidance, the Cole Memorandum laid a framework for managing the tension between state and federal laws concerning state regulated cannabis businesses.

On January 4, 2018, the Cole Memorandum was revoked by Attorney General Jeff Sessions, an opponent of state-regulated medical and recreational cannabis. While this did not create a change in federal law, as the Cole Memorandum was not itself legally binding upon federal prosecutors, the revocation removed the DOJ’s guidance to U.S. Attorneys that state-regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority.

In addition to his revocation of the Cole Memorandum, Attorney General Sessions also issued a one-page memorandum known as the “Sessions Memorandum.” The Sessions Memorandum confirmed the rescission of the Cole Memorandum and explained the rationale for such rescission. According to the Sessions Memorandum, the Cole Memorandum was “unnecessary” due to existing general enforcement guidance set forth in the U.S. Attorney's Manual (the “USAM”). The USAM enforcement priorities, similar to the Cole Memorandum priorities, consider the “seriousness” of the alleged crimes, the “deterrent effect of criminal prosecution” and “the cumulative impact of particular crimes on the community”. Accordingly, U.S. Attorneys presently possess the same prosecutorial discretion they held while the Cole Memorandum was in place.

U.S. legal counsel continuously monitors all U.S. Attorney comments related to regulated medical and recreational cannabis laws to assess various risks and enforcement priorities within each jurisdiction. Dozens of U.S. Attorneys across the U.S. have affirmed that their prosecutorial discretion and/or federal enforcement priorities have not changed.

In addition, federal money laundering statutes may be violated in the event that financial institutions take any proceeds from cannabis sales or any other Schedule I substance, and Canadian banks are hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Nevertheless, the U.S. Department of the Treasury issued a memorandum in February of 2014 (the “FinCEN Memorandum”) outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses. Under these guidelines, financial institutions must submit a “suspicious activity report” (“SAR”) as required by federal money laundering laws. These cannabis related SARs are divided into three categories: cannabis limited, cannabis priority, and cannabis terminated, based on the financial institution’s belief that the cannabis business follows state law, is operating out of compliance with applicable state law, or where the banking relationship has been terminated.

Attorney General Sessions’ revocation of the Cole Memorandum and the 2014 Cole Memo has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum.

Despite the revocation of the Cole Memorandum, a legislative safeguard for the medical cannabis industry remains in place. Congress utilized a rider provision in the FY 2015, 2016 and 2017 Consolidated Appropriations Acts (currently the “Leahy Amendment”) to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with applicable state law. The Leahy Amendment was included in the FY 2018 budget passed on March 23, 2018, meaning that, the Leahy Amendment is still in effect as of today’s date and will remain in effect until September 30, 2018, when FY 2019 begins.

Compliance with Applicable State Law

Each licensee of the Intellectual Property complies with applicable U.S. state licensing requirements as follows: (1) each licensee is licensed pursuant to applicable U.S. state law to cultivate, possess and/or distribute cannabis in such state; (2) renewal dates for such licenses are docketed by legal counsel and/or other advisors; (3) random internal audits of the licensee’s business activities are conducted by the applicable state regulator and by the respective investee to ensure compliance with applicable state law; (4) each employee is provided with an employee handbook that outlines internal standard operating procedures in connection with the cultivation, possession and distribution of cannabis to ensure that all cannabis inventory and proceeds from the sale of such cannabis are properly accounted for and tracked, using scanners to confirm each customer’s legal age and the validity of each customer’s drivers’ license; (5) each room that cannabis inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance; (6) software is used to track cannabis inventory from seed-to-sale; and (7) each licensee is contractually obligated to comply with applicable state law in connection with the cultivation, possession and/or distribution of cannabis. CordovaCann’s U.S. legal counsel reviews, from time to time, the licenses and documents referenced above in order to confirm such information and identify any deficiencies.

Colorado’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests held by CordovaCann in Colorado are classified as “ancillary” involvement in the U.S. cannabis industry.

Colorado authorized the cultivation, possession and distribution of cannabis by certain licensed Colorado cannabis businesses. The Colorado Marijuana Enforcement Division regulates Colorado’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Colorado’s cannabis regulatory program. CordovaCann only engages in transactions with Colorado cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Colorado in compliance with Colorado’s cannabis regulatory program. To the extent required by Colorado’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Colorado cannabis business. As of the date hereof, CordovaCann and Clearview Industries are in compliance with Colorado’s cannabis regulatory program.

Oregon’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests held by CordovaCann in Oregon are classified as “ancillary” involvement in the U.S. cannabis industry.

Oregon authorized the cultivation, possession and distribution of cannabis by certain licensed Oregon cannabis businesses. The Oregon Liquor Control Commission regulates Oregon’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Oregon’s cannabis regulatory program. CordovaCann only engages in transactions with Oregon cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Oregon in compliance with Oregon’s cannabis regulatory program. To the extent required by Oregon’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Oregon cannabis business. As of the date hereof, CordovaCann and FOTF are in compliance with Oregon’s cannabis regulatory program.

California’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests contemplated to be held by CordovaCann in California are classified as “ancillary” involvement in the U.S. cannabis industry.

California authorized the cultivation, possession and distribution of cannabis by certain licensed California cannabis businesses. The California Bureau of Cannabis Control regulates California’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with California’s cannabis regulatory program. CordovaCann only engages in transactions with California cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in California in compliance with California’s cannabis regulatory program. To the extent required by California’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such California cannabis business. As of the date hereof, CordovaCann and Humboldt Healthcare are in compliance with California’s cannabis regulatory program.

Nevada’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests proposed to be held by CordovaCann in Nevada are classified as “ancillary” involvement in the U.S. cannabis industry.

Nevada authorized the cultivation, possession and distribution of cannabis by certain licensed Nevada cannabis businesses. The Nevada Department of Taxation regulates Nevada’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Nevada’s cannabis regulatory program. CordovaCann only engages in transactions with Nevada cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Nevada in compliance with Nevada’s cannabis regulatory program. To the extent required by Nevada’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Nevada cannabis business. As of the date hereof, CordovaCann and Forever Green are in compliance with Nevada’s cannabis regulatory program.

The following are certain risk factors relating to the business carried on by the Company that prospective holders of Common Shares should carefully consider.

Risks specifically related to the United States regulatory system.

The Company’s investments operate in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements.

The Company’s investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company’s investments and, therefore, on the Company’s prospective returns. Further, the Company may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. A material adverse impact on our financial statements could also occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably capable of being estimated. The industry is subject to extensive controls and regulations which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Company’s investments and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company’s investments’ earnings and could make future capital investments or the Company’s investments’ operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

CordovaCann is expected to continue to derive a portion of its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. While the Company’s business activities are compliant with applicable state and local laws, such activities remain illegal under United States federal law. CordovaCann is involved in the cannabis industry in the United States where local and state laws permit such activities or provide limited defenses to criminal prosecutions. The enforcement of relevant laws is a significant risk.

Thirty of the states in the United States have enacted comprehensive legislation to regulate the sale and use of medical cannabis. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a Schedule 1 controlled substance under the United States Controlled Substances Act of 1970. As such, cannabis-related practices or activities, including without limitation, the cultivation, manufacture, importation, possession, use or distribution of cannabis, are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under United States federal law, nor will it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company’s operations and financial performance.

Because of the conflicting views between state legislatures and the federal government of the United States regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation, regulation, and enforcement. Unless and until the United States Congress amends the United States Controlled Substances Act with respect to cannabis or the Drug Enforcement Agency reschedules or de-schedules cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law, which would adversely affect the current and future investments of the Company in the United States. As a result of the tension between state and federal law, there are a number of risks associated with the Company’s existing and future investments in the United States.

For the reasons set forth above, the Company’s existing interests in the United States cannabis market may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada. It has been reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis issuers that have investments in the United States. CDS is Canada’s central securities depository, clearing and settlement hub settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators (“CSA”) and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“TMX MOU”) with Aequitas NEO Exchange Inc., CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to companies with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed companies. As a result, there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange. The Company has obtained eligibility with the Depository Trust Company (“DTC”) for its Common Share quotation on the OTCQB and such DTC eligibility provides another possible avenue to clear Common Shares in the event of a CDS ban.

The activities of CordovaCann’s investments are, and will continue to be, subject to evolving regulation by governmental authorities. The Company’s investments are directly or indirectly engaged in the medical and recreational cannabis industry in the United States and Canada, where local state laws permit such activities. The legality of the production, extraction, distribution and use of cannabis differs among each North American jurisdictions.

CordovaCann’s investments have been focused in four states that have legalized the medical and/or recreational use of cannabis, being Oregon, Colorado, California and Nevada. Over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis. However, the U.S. federal government has not enacted similar legislation. As such, the cultivation, manufacture, distribution, sale and use of cannabis remains illegal under U.S. federal law.

Further, on January 4, 2018, U.S. Attorney General, Jeff Sessions, formally rescinded the standing DOJ federal policy guidance governing enforcement of marijuana laws, as set forth in a series of memos and guidance from 2009-2014, principally the Cole Memorandum. The Cole Memorandum generally directed U.S. Attorneys not to enforce the federal marijuana laws against actors who are compliant with state laws, provided enumerated enforcement priorities were not implicated. The rescission of this memo and other Obama-era prosecutorial guidance did not create a change in federal law as the Cole Memorandums were never legally binding; however, the revocation removed the DOJ’s guidance to U.S. Attorneys that state-regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority. The federal government of the United States has always reserved the right to enforce federal law regarding the sale and disbursement of medical or recreational marijuana, even if state law sanctioned such sale and disbursement. Although the rescission of the above memorandums does not necessarily indicate that marijuana industry prosecutions are now affirmatively a priority for the DOJ, there can be no assurance that the federal government will not enforce such laws in the future.

Additionally, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that could make it extremely difficult or impossible to transact business in the cannabis industry. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, the Company’s investments in such businesses would be materially and adversely affected notwithstanding the fact that the Company is not directly engaged in the sale or distribution of cannabis. Federal actions against any individual or entity engaged in the marijuana industry or a substantial repeal of marijuana related legislation could adversely affect the Company, its business and its investments.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the CSA published Staff Notice 51-352 setting out the CSA’s disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry. The Company views this staff notice favorably, as it provides increased transparency and greater certainty regarding the views of the exchanges and the regulators regarding the Company’s existing operations and strategic business plan as well as the Company’s ability to pursue further investments and opportunities in the United States.

The Company’s investments in the United States are subject to applicable anti-money laundering laws and regulations.

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

Despite these laws, FinCEN issued a memorandum on February 14, 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal enforcement priorities. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the United States Controlled Substances Act on the same day (the “2014 Cole Memo”). The 2014 Cole Memo has been rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes was not a DOJ priority.

Attorney General Sessions’ revocation of the Cole Memorandum and the 2014 Cole Memo has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memo and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum appears to remain in effect as a standalone document which explicitly lists the eight enforcement priorities originally cited in the rescinded Cole Memorandum. Although the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance, it is unclear whether the current administration will continue to follow the guidelines of the FinCEN Memorandum.

The Company’s investments, and any proceeds thereof, are considered proceeds of crime due to the fact that cannabis remains illegal federally in the United States. This restricts the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company’s investments in the United States may be subject to heightened scrutiny by Canadian authorities.

For the reasons set forth above, the Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described herein.

Although the TMX MOU has confirmed that there is currently no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange.

Change in laws, regulations and guidelines.

Each investment’s current and proposed operations are subject to a variety of laws, regulations and guidelines, including, but not limited to, those relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to health and safety (including those for consumable products), the conduct of operations and the protection of the environment. These laws and regulations are broad in scope and subject to evolving interpretations. If any changes to such laws, regulations and guidelines occur, which are matters beyond the control of the Company, the Company may incur significant costs in complying with such changes or it may be unable to comply therewith, which in turn may result in a material adverse effect on the Company’s business, financial condition and results of operation. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company’s business plan and result in a material adverse effect on certain aspects of its planned operations.

Changes in regulations, more vigorous enforcement thereof, the imposition of restrictions on the Company’s ability to operate in the U.S. as a result of the federally illegal nature of cannabis in the U.S. or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

United States tax residence of the Company.

The Company, which is and will continue to be a Canadian corporation generally would be classified as a non-United States corporation (and, therefore, as a non-United States tax resident) under general rules of United States federal income taxation. Section 7874 of the United States Tax Code, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for United States federal income tax purposes. The rules described in this paragraph are relatively new, their application is complex and there is little guidance regarding their application. Under section 7874 of the United States Tax Code, a corporation created or organized outside the United States (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for United States federal income tax purposes (such treatment is referred to as an “Inversion”) if each of the following three conditions are met (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the United States acquired corporation, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non-United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities (clauses (i) – (iii), collectively, the “Inversion Conditions”). For this purpose, “expanded affiliated group” means a group of corporations where (i) the non-United States corporation owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (ii) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an “expanded affiliated group” includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

If the Company is treated as a United States corporation for United States federal income tax purposes under section 7874 of the United States Tax Code (which is considered likely, although no definitive determination of this matter has been reached, and no tax ruling has been sought or obtained in this regard), the Company would be considered a United States tax resident and subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of section 7874 of the United States Tax Code, to be treated as a Canadian resident Company (as defined in the Tax Act) for Canadian income tax purposes. As a result, if the Company is considered a United States corporation under section 7874, the Company would be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations. In addition, any distributions paid by the Company to a holder of Common Shares may be subject to United States withholding tax as well as any applicable Canadian withholding tax. A Non-United States Holder may also be subject to United States tax, including withholding tax, on disposition of its Common Shares.

Passive Foreign Investment Company.

There is a risk that the Company may, in the future, be construed as a passive foreign investment Company (“PFIC”). If the Company is a PFIC, its shareholders in the U.S. are likely subject to adverse U.S. tax consequences. Under U.S. federal income tax laws, if a Company is a PFIC for any year, it could have adverse U.S. federal income tax consequences to a U.S. shareholder with respect to its investment in the Company’s shares. The Company earns royalty and franchise revenue which may be treated as passive income unless the royalty and franchise revenue is derived in the active conduct of a trade or business. Assessing whether royalty or franchise revenue received by the Company and its subsidiaries is derived in the active conduct of a trade or business involves substantial factual and legal ambiguity. Based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Furthermore, because PFIC determinations are made annually, it is possible that the Company will meet the requirements to be treated as a PFIC in one or more years, but not meet such requirements in other years. U.S. shareholders should consult their own tax advisors regarding the potential adverse tax consequences to owning PFIC stock, and whether they are able to and should make any elections or take other actions to mitigate such potential adverse tax consequences.

If the Company is deemed to be an investment Company under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”), it may be required to institute burdensome compliance requirements and its activities may be restricted.

The Company intends to conduct its operations so that it is not required to register as an investment Company under the Investment Company Act. Section 3(a)(1)(C) of the Investment Company Act defines an investment Company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40.0% of the value of the issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. However, any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities is exempt from the requirements of the Investment Company Act under Section 3(b)(1).

If the Company is deemed to be an investment Company under the Investment Company Act, its activities may be restricted, including restrictions on the nature of the Company’s investments and restrictions on the issuance of securities. In addition, the Company may have imposed upon it burdensome requirements, including:

●
registration as an investment Company;
●
adoption of a specific form of corporate structure; and
●
reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In sum, if the Company were to be characterized as an investment Company, the inability of the Company to satisfy such regulatory requirements, whether on a timely basis or at all, could, under certain circumstances, have a material adverse effect on the Company and its ability to continue pursuing its business plan could be limited.

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

Additional financing.

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its future business activities by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company will require additional financing to fund its operations until positive cash flow is achieved.

The Company’s access to both public and private capital and its ability to access financing to support continuing operations and investments may be further restricted due to uncertainty and the changing nature of the marijuana regulatory environment in jurisdictions in which the Company operates. See “Risks specifically related to the United States regulatory system” and “Change in laws, regulations and guidelines” above.

Investments may be pre-revenue.

The Company has made and may make future investments in entities that have no significant sources of operating cash flow and no revenue from operations. As such, the Company’s investments are subject to risks and uncertainties including the risk that the Company’s investments will not be able to:

●
implement or execute their current business plan, or create a business plan that is sound;
●
maintain their anticipated management team; and/or
●
raise sufficient funds in the capital markets or otherwise to effectuate their business plan.

If the Company’s investments cannot execute any one of the foregoing, their businesses may fail, which could have a materially adverse impact on the business, financial condition and operating results of the Company.

Lack of control over operations of investments.

The Company relies on its investments to execute on their business plans and to produce medical and/or recreational cannabis products, and holds contractual rights and minority equity interests relating to the operation of the Company’s investments. The operators of the Company’s investments have significant influence over the results of operations of the Company’s investments. Further, the interests of the Company and the operators of the Company’s investments may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company’s policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations. In addition, payments may flow through the Company’s investments, and there is a risk of delay and additional expense in receiving such revenues. Failure to receive payments in a timely fashion, or at all, under the agreements to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely, in part, on the accuracy and timeliness of the information it receives from the Company’s investments, and use such information in its analyses, forecasts and assessments relating to its own business. If the information provided by investment entities to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives, or satisfy its reporting obligations, may be materially impaired.

Private companies and illiquid securities.

The Company may invest in securities of private companies. In some cases, the Company may be restricted by contract or generally by applicable securities laws from selling such securities for a period of time. Such securities may not have a ready market and the inability to sell such securities or to sell such securities on a timely basis or at acceptable prices may impair the Company’s ability to exit such investments when the Company considers it appropriate.

Unfavourable publicity or consumer perception.

The regulated cannabis industry in the United States and Canada is at an early stage of its development. The Company believes the medical and recreational cannabis industry is highly dependent on consumer perception regarding the safety and efficacy of recreational and medical cannabis. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on the business of the Company. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consumer such products legally, appropriately or as directed.

Public opinion and support for medical and recreational cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. Legalization of medical and recreational cannabis remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, legalization of medical marijuana as opposed to legalization in general).

Limited operating history.

Since March 1997, when it was created by amalgamation, the Company has had no significant revenues or earnings from operations. The Company has operated at a loss to date and may continue to sustain operating losses for the foreseeable future. There is no assurance that the Company will ever be profitable. Therefore, it is difficult for investors to evaluate the Company’s operations and prospects which may increase the risks associated with an investment in the Company.

At June 30, 2018, the Company had a working capital surplus of $3,882,542 as compared to a working capital deficiency of $626,476 as at June 30, 2017. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances. With the continued funding from equity and debt issuances, the Company believes it will able to meet its cash requirements in the upcoming fiscal year. At June 30, 2018, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Although the Company expects to generate some revenues from its investments, many of the investments will only start generating revenues in future periods and, accordingly, the Company is therefore expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Banking.

Since the production and possession of cannabis is currently illegal under U.S. federal law, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Company.

Currency fluctuations.

Certain revenues and expenses of the Company are expected to be denominated in U.S. Dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. Dollar and the Canadian Dollar may have a material adverse effect on the Company’s business, financial condition and operating results. CordovaCann may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements; however, there can be no assurance that such a program will effectively mitigate currency risks.

Risks associated with strategic transactions.

As part of the Company’s overall business strategy, the Company intends to pursue select strategic acquisitions, leasing and lending transactions and licensing agreements which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. The success of any such strategic transactions will depend, in part, on the ability of the Company to realize the anticipated benefits and synergies from integrating the Company’s investments into the businesses of the Company. Future strategic actions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; and (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Company intends to conduct reasonable due diligence in connection with such strategic transactions, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the strategic actions. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the transaction and cause a decrease in the market price of the Company’s Common Shares.

Bankruptcy or insolvency of investments.

There is no guarantee that the Company will be able to effectively enforce any interests it may have in the Company’s investments. A bankruptcy or other similar event related to an investment of CordovaCann that precludes a party from performing its obligations under an agreement may have a material adverse effect on the Company. Furthermore, as an equity investor, should an investment have insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

Research and market development.

Although the Company, itself and through its investments, is committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets and/or products, if any, will be commercially viable or successfully produced and marketed.

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical and recreational cannabis industry in North America.

The Company is operating its business in a relatively new medical and recreational cannabis industry and market. Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management’s expectations and assumptions. Any event or circumstance that affects the recreational or medical cannabis industry or market could have a material adverse effect on the Company’s business, financial condition and results of operations. Due to the early stage of the regulated cannabis industry, forecasts regarding the size of the industry and the sales of products by the Company’s investments are inherently difficult to prepare with a high degree of accuracy and reliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company’s investments, and consequently, the Company.

Reliance on management.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. In addition, the Company’s lean management structure may be strained as the Company pursues growth opportunities in the future. The loss of the services of such individuals or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all.

CordovaCann’s future success depends substantially on the continued services of its executive officers, consultants and advisors. If one or more of its executive officers or key personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing Company, the Company may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away which could materially and adversely affect the Company’s prospects, financial performance and results of operations.

Operation permits and authorizations.

The Company’s investments may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate their respective businesses. In addition, the Company’s investments may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on an investment’s ability to operate in the cannabis industry, which could have a material adverse effect on the Company’s business.

Litigation.

CordovaCann may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of the Company.

Liability, enforcement complaints, etc.

CordovaCann’s participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities into or against the Company or its investments. Litigation, complaints, and enforcement actions involving either of the Company or its investments could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Product liability.

Certain of the Company’s investments manufacture, process and/or distribute products designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused significant loss or injury. In addition, previously unknown adverse reactions resulting from human consumption of cannabis alone or in combination with other medications or substances could occur. A product liability claim or regulatory action against an investment entity of CordovaCann could result in increased costs, could adversely affect the Company’s reputation, and could have a material adverse effect on the results of operations and financial condition of the Company.

Reliance on key inputs.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company’s investments. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the relevant investment entity might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of an investment, and consequently, the Company.

Price volatility of publicly traded securities.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares of CordovaCann will be subject to market trends generally, notwithstanding any potential success of CordovaCann in creating revenues, cash flows or earnings. The value of the Common Shares would be affected by such volatility. An active public market for the Company’s Common Shares might not develop or be sustained. If an active public market for the Company’s Common Shares does not develop, the liquidity of a shareholder’s investment may be limited and the share price may decline.

Management of growth.

CordovaCann may experience a period of significant growth in the number of personnel that may place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key personnel to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. CordovaCann’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

Dividends.

CordovaCann has not paid dividends in the past, and the Company does not anticipate paying any dividends in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings.

Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s Board of Directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company’s Board of Directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Risk factors related to dilution.

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares. The Directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s Option Plan and upon the exercise of outstanding warrants.

Intellectual property and proprietary protection.

The success of the Company will depend, in part, on the ability of the Company and the Company’s investments to maintain, enhance and protect its intellectual property, including various existing and potential proprietary techniques and processes. The Company and the Company’s investments may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Company or the Company’s investments. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions.

The Company relies on a combination of laws and contractual provisions to establish and protect its rights in intellectual property. There can be no assurance that the steps taken to protect proprietary rights will be adequate to deter misappropriation of intellectual property or technology. The Company may face claims alleging infringement of intellectual property rights held by others. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. An adverse determination in legal proceedings, a costly litigation process or a costly settlement could have a material adverse effect on the Company’s business, prospects, revenues, operating results and financial condition.

Insurance coverage.

CordovaCann currently does not have insurance coverage. The Company is likely to require insurance coverage in the future. There can be no assurance that adequate insurance coverage will be available to the Company in the future, or that if available, that such insurance will be obtainable by the Company at a commercially justifiable premium. There also can be no assurance that any insurance coverage obtained by the Company will be sufficient to cover claims to which the Company may become subject. If insurance coverage is unavailable to cover any such claims, the Company’s financial resources, results of operations and prospects could be adversely affected. If the Company were to incur substantial liability and such damages were in excess of policy limits, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

Operational risks.

CordovaCann and its investments may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s investments’ properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company’s investments’ operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition on the Company. Also, the Company’s investments may be subject to or affected by liability or sustain loss for certain risks and hazards against which they may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Costs of maintaining a public listing.

As a public Company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of securities exchanges require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to an issuer’s legal and financial compliance costs. CordovaCann may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

Holding Company.

CordovaCann is a holding company and essentially all of its assets are the capital stock of its material subsidiaries. As a result, investors in CordovaCann are subject to the risks attributable to its subsidiaries. Consequently, CordovaCann’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and investments and the distribution of those earnings to CordovaCann. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing any debt arrangements. In the event of a bankruptcy, liquidation or reorganization of any of CordovaCann’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before CordovaCann.

Difficulty implementing business strategy.

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Company will be successful in the implementation of its business strategy.

Conflicts of interest.

Certain of the Company’s directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that may become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in or who are parties to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company’s best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another Company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

Previous operations.

The Company recently changed its focus from the identification and evaluation of assets for purchase in the media, technology and consumer industries, to a provider of services and investment capital to companies in the cannabis sector. The Company also changed its name on January 3, 2018 from “LiveReel Media Corporation” to “CordovaCann Corp.”. While the Company has now divested all of its assets relating to its previous business, there is no guarantee that liabilities relating to the previous business will not negatively impact the Company’s current or future operations or financial performance. Management is not aware of any liabilities relating to its previous business operations.

Resale of Common Shares.

Although the Common Shares are listed on the CSE and the OTCQB, there can be no assurance that an active and liquid market for the Common Shares will develop or be maintained and an investor may find it difficult to resell any securities of the Company. In addition, there can be no assurance that the publicly-traded stock price of the Company will be high enough to create a positive return for investors. Further, there can be no assurance that the Common Shares will be sufficiently liquid so as to permit investors to sell their position in the Company without adversely affecting the stock price. In such event, the probability of resale of the Common Shares would be diminished.

ITEM 4 - INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

CordovaCann was originally named “Biolink Corp.” and was formed as a result of an amalgamation completed between “Biolink Corp.”, “1149250 Ontario Inc.” and “I.D. Investments Inc.” under the Business Corporation Act (Ontario) (“OBCA”) on March 18, 1997. In connection with a number of corporate reorganizations, the Company changed its name to “First Empire Entertainment.com Inc.”, “First Empire Corporation Inc.”, “Noble House Entertainment Inc.” and “Live Reel Media Corporation”. On October 20, 2006, the Company completed its continuance from the OBCA to the Business Corporation Act (Canada) (“CBCA”) and concurrently changed its name from “Live Reel Media Corporation” to “LiveReel Media Corporation”. On January 3, 2018, the Company changed its name to its current name, “CordovaCann Corp.”

The Company is a “reporting issuer” in the Province of Ontario, Canada which is governed by the Ontario Securities Commission. The Company’s common shares are listed for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “CDVA”. Furthermore, the Company is also a fully reporting OTC Markets company and its common shares are currently listed and trade on the OTCQB under the trading symbol “LVRLF”. CordovaCann’s head office and registered office is located at 333 Bay Street, Suite 1700, Toronto, Ontario, M5H 2R2.

CordovaCann is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. to reflect the Company’s new initiative in the cannabis sector. Prior to the most recent name change, the Company was engaged in the identification and evaluation of assets for purchase in the media, technology and consumer industries.

On March 10, 2015, the Company’s Board of Directors, consisting of Michael Wekerle, Henry Kneis and Thomas Astles resigned as Directors of the Company and were replaced with Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Michael Wekerle resigned as Chief Executive Officer and was replaced by Graham Simmonds. Henry Kneis resigned as Chief Financial Officer and was replaced by Ashish Kapoor who was also appointed as Corporate Secretary.

On March 10, 2015, loans payable of $200,000 with accrued interest in the amount of $49,825 and other related party advances in the amount of $124,822 owing to Difference Capital Financial Inc., were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable were unsecured, accrued interest at 12% per annum and were due on demand.

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas (Taz) M. Turner, Jr.

On September 22, 2017, $330,966 of the Notes Payable and $53,089 of amounts due to related parties were settled by a shareholder of the Company resulting in a loan due to the shareholder in the total amount of $384,055 (the “Shareholder Loan”). The Shareholder Loan was unsecured, interest free and was due on demand.

On October 19, 2017, the $384,055 owing on the Shareholder Loan was fully settled with the issuance of 7,681,110 Common Shares of the Company.

On November 22, 2017, the Company held its annual and special meeting of the shareholders (the “Meeting”). At the Meeting, shareholders voted in favor of all of the matters submitted before the meeting as further set out in the notice of annual and special meeting of the shareholders and management information circular, both dated October 20, 2017, which included: (i) an ordinary resolution to adopt a new rolling Option Plan not to exceed ten percent (10%) of the Common Shares of the Company, outstanding at the time of the granting of options; (ii) a special resolution approving the amendment of the Company’s articles of incorporation to change the name of the Company to “CordovaCann Corp.” or to such other name as may be approved by the Board of Directors, without further approval of the shareholders; and (iii) a special resolution authorizing the Board of Directors, in their sole and complete discretion, to authorize and effect a consolidation of all of the issued and outstanding Common Shares of the Company on the basis of a ratio up to five (5) pre-consolidated Common Shares for one (1) post-consolidated Common Share. The name change took effect on January 3, 2018 and the consolidation is still being reviewed by the Board of Directors.

Furthermore, at the Meeting, the shareholders elected Graham Simmonds, Henry J. Kloepper, Thomas (Taz) M. Turner, Jr., Ashish Kapoor, Nathan Nienhuis and Eric Lowy to serve as Directors of the Company until the next annual shareholders meeting of the Company.

On January 16, 2018, the Company incorporated CordovaCann Holdings, Inc., a wholly-owned Delaware corporation (“CordovaCann USA”) to act as the Company’s parent holding company in the United States.

On January 17, 2018, the Company incorporated Cordova CO Holdings, LLC, a Colorado limited liability company (“Cordova CO”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary operating subsidiary in the State of Colorado.

On January 18, 2018, Cordova CO, entered into a license agreement with Clearview Industries, LLC, a Colorado limited liability company (“Clearview Industries”), which holds a Medical and Retail Infused Product license issued by Colorado’s Marijuana Enforcement Division. Under the terms of the license agreement, Cordova CO granted Clearview Industries a limited, non-exclusive, non-transferable license to utilize certain technology, standard operating procedures and other intellectual property of CordovaCann (the “Intellectual Property”) for the purpose of manufacturing, packaging and distributing cannabis infused products for consumption in the State of Colorado and in accordance with the laws of the State of Colorado. Under the license agreement, Cordova CO shall receive 29% of the gross profits generated by any products produced and sold by Clearview Industries utilizing the Intellectual Property. The license agreement has an initial term of five (5) years. Furthermore, Cordova CO has also purchased assets from Clearview Industries which Cordova CO leases back to Clearview Industries along with new additional assets under a master equipment lease, with lease payments to be received monthly. CordovaCann is in discussions to provide consulting services to Clearview Industries to assist in initiatives, including, but not limited to, production and processing facility design, product formulation and packaging consulting (the “Consulting Services”). On June 7, 2018, Cordova CO entered into a revolving promissory note with Clearview Industries for up to the principal sum of USD $50,000 for working capital purposes. The revolving note is unsecured, bearing interest at 8% per annum and due twelve (12) months from the date of issuance.

On February 1, 2018, CordovaCann entered into a letter of intent with Forever Green, LLC, a Nevada limited liability company (“Forever Green”), which holds a Medical Marijuana Establishment license issued by the Nevada State Department of Taxation. Under the terms of the letter of intent, CordovaCann will license certain Intellectual Property to Forever Green so that Forever Green may manufacture, package, and distribute cannabis-infused end products for recreational use in the State of Nevada in accordance with state and local laws. CordovaCann will receive a royalty and/or packaging and labeling fees from the sale of products that utilize CordovaCann’s Intellectual Property. CordovaCann and Forever Green are currently in the process of negotiating definitive agreements to formalize the terms of the transaction. CordovaCann is also in discussions to provide Forever Green with financing for working capital and growth plans as well as to provide certain Consulting Services to Forever Green.

On February 26, 2018, the Company incorporated Cordova OR Holdings, LLC, an Oregon limited liability company (“Cordova OR”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary operating subsidiary in the State of Oregon.

On March 7, 2018, CordovaCann entered into a memorandum of understanding with Humboldt Healthcare, LLC (“Humboldt Healthcare”), which grants CordovaCann exclusivity on a transaction to acquire a majority stake in the real estate and intellectual property assets owned by Humboldt Healthcare and utilized by Humboldt Healthcare in connection with the recreational cannabis market in the state of California (the “Humboldt Healthcare Assets”). The real estate is located in Humboldt County, California and would allow for over 100,000 square feet of canopy for cannabis production and processing. Under the terms of the memorandum of understanding, CordovaCann has agreed to pay Humboldt Healthcare up to USD $100,000 for such exclusivity. This transaction would allow CordovaCann to purchase 100% of the Humboldt Healthcare Assets for USD $8,000,000, or to purchase 51% of the Humboldt Healthcare Assets for USD $5,080,000 with the remaining 49% interest continuing to be held by Humboldt Healthcare. Under the 51% partnership purchase method, the Company would be entitled to a USD $1,000,000 reimbursement from the operating partnership under mutually agreeable terms. If Humboldt Healthcare were to continue to hold an interest in the Humboldt Healthcare Assets, CordovaCann and Humboldt Healthcare would contribute to and operate the Humboldt Healthcare Assets under a joint venture structure. The exclusivity period to affect the transaction shall remain in effect until the agreement is terminated by either party.

On April 3, 2018, the Company changed the name of its wholly-owned Ontario-based subsidiary from “LiveReel Productions Corporation” to “CordovaCann Holdings Canada, Inc.” (“CordovaCann Canada”) to act as the Company’s primary operating subsidiary in Canada.

On April 4, 2018, Cordova OR acquired a membership interest in cannabis-related assets utilized by Farms of the Future, Inc., an Oregon corporation (“FOTF”), which holds a Mixed Use Tier II Production License issued by the Oregon Liquor Control Commission. The assets include six (6) acres of real estate in Clackamas County, a 3,400 square foot cultivation facility and related equipment used in cannabis production utilized in connection with FOTF’s cannabis business (the “Oregon Assets”). Under the transaction, Cordova OR acquired a 27.5% membership interest in Cordova OR Operations, LLC (“OR Operations”) for USD $400,000 and has agreed to pay an additional USD $1,050,000 on or before April 3, 2019 to acquire the remaining 72.5% membership interest in OR Operations which has full and clear title to the Oregon Assets. Under an equipment lease and a lease agreement, OR Operations leases the Oregon Assets to FOTF, with lease payments to be received monthly. CordovaCann is in discussions to provide additional Consulting Services to FOTF. Furthermore, Cordova OR has provided advances to OR Operations to fund the purchase of additional assets that will also be utilized by FOTF to expand its operations to 36,000 square feet of cultivation and to add a processing facility on the premises. The advances are unsecured, bearing interest at 8% per annum and due twelve (12) months from the date of issuance.

On May 17, 2018, Graham Simmonds resigned as a Director of the Company and Thomas (Taz) M. Turner, Jr. replaced Mr. Simmonds as Chairman of the Company. Furthermore, the Board of Directors also appointed Nathan Nienhuis to serve as the Company’s Chief Operating Officer.

On September 4, 2018, the Company incorporated Cordova Investments Canada, Inc., a wholly-owned Ontario corporation (“Cordova Investments Canada”) to act as the Company’s parent holding company in Canada.

On September 5, 2018, the Company announced that it had entered into a letter of intent to acquire all of the issued and outstanding common shares of 2366607 Ontario Inc. d/b/a Alterna Medicinals Canada (“Alterna”) for the total purchase price of $1,693,750 and 1,204,167 Common Shares of the Company, contingent upon Alterna obtaining receipt of a License to Cultivate under the Cannabis Act for Alterna’s facility in Listowel, Ontario. Furthermore, the Company also agreed to loan up to $1,000,000 to Alterna to fund the required capital expenditures to advance the application process for such License to Cultivate. CordovaCann and the vendor are currently in the process of negotiating definitive agreements to formalize the terms of the transaction.

On September 18, 2018, Cordova Investments Canada entered into a letter of intent with NWN Inc. (“NWN”) to form a strategic partnership. This new partnership would allow CordovaCann to license from NWN industry-leading cannabinoid technology and intellectual property for use in a number of U.S. jurisdictions currently served by the Company. NWN is a privately-held Canadian company that is conducting research on the effects of cannabinoids to develop novel compilations and formulations of cannabis-derived products for global commercial use. NWN’s intellectual property and product development initiatives are focused on the manufacturing of consistent cannabinoid derivative products. NWN also conducts research on the genetic properties of cannabis to develop genetically differentiated cannabis plants that improve yields and enhance specific attributes of cultivated flower. Furthermore, on September 18, 2018, Cordova Investments Canada advanced $500,000 for the purchase of 500,000 convertible preferred shares of NWN at a price of $1.00 per preferred share. Each preferred share is convertible into one common share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations. The Company also agreed to purchase an additional 3,500,000 preferred shares at a price of $1.00 per share on or before December 31, 2018 under the same terms and received a right of first refusal to participate in any future equity offerings of NWN. NWN is considered to be a related party by virtue of a common officer and director with CordovaCann.

On October 17, 2018, the Company’s Board of Directors and Audit Committee requested that MNP LLP resign as the Company’s auditor to facilitate the appointment of Marcum LLP as the Company’s new auditor until the next annual general meeting, effective immediately on the date thereof.

On October 31, 2018, the Company announced that it has agreed to acquire land and assets in Covelo, California (the “Covelo Assets”) for the total purchase price of USD $6,200,000. The Covelo Assets to be acquired include 276 acres of contiguous land parcels suitable for cannabis cultivation and an additional 14 acres of industrial-zoned contiguous land parcels that may also be utilized for cultivation. The transactions as contemplated are expected to close on or around January 15, 2019 and are subject to standard terms and conditions of transactions of this nature. In conjunction with the purchase of the Covelo Assets, CordovaCann has also exclusively engaged a team of experienced operators that have worked in the northern California cannabis market for well over a decade who will utilize the Covelo Assets for cultivation, processing, manufacturing and distribution of cannabis products.

On November 6, 2018, the Company incorporated Cordova CA Holdings, LLC, a California limited liability company (“Cordova CA”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary holding subsidiary in the State of California.

On November 6, 2018, the Company incorporated CDVA Enterprises LLC, a California limited liability company (“CDVA Enterprises”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary operating subsidiary in the State of California.

On November 12, 2018, the Company announced it had entered into a letter of intent to acquire cannabis-related assets (the “Washington Assets”) utilized by Blue Roots LLC (“Blue Roots”) for a total purchase price of USD $3,500,000. Blue Roots is an owner and operator of a Marijuana Producer Tier II license issued by the Washington State Liquor and Cannabis Board. Under the terms of the agreement, the Company agreed to purchase the Washington Assets in exchange for a cash payment of USD $3,500,000 and the vendors or their designee retaining a 30% carried interest in the Washington Assets, all due on closing. The transaction as contemplated is expected to close on or before February 1, 2019 and is subject to certain closing conditions, including but not limited to satisfactory due diligence and the approval of the Company’s Board of Directors.

(B) BUSINESS OVERVIEW

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a worldwide industry leader. The Company is focused on working with leading cannabis production and processing operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal and regulated medical and/or recreational cannabis industries. The Company intends to leverage its production and processing investments to establish a global multi-jurisdictional platform that delivers consistent formulations of best-of-breed brands and predictable consumer experiences.

CordovaCann has entered into strategic relationships and investments with cannabis operators in Oregon, Colorado, California, Nevada and Canada. The Company will provide a variety of resources and services to these respective operators including, but not limited to: capital commitments, strategic positioning, brand development, best operating practices, access to intellectual property, administrative assistance, and general business consulting. Over the next twelve months, CordovaCann is focused on growing the operations of these strategic relationships. Moving forward, the Company will also seek partnerships with cannabis operators in key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to immediately develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms with a view to allowing these clients and prospective clients to gain access to our channels to market and to also generate additional revenue for the Company. The platform that the Company is building will seek to ensure that the end products are consistent across all jurisdictions by maintaining strict and professional standard operating procedures covering everything from marketing, sales, packaging, and branding through to the ultimate end user experience.

Over the longer-term, CordovaCann will focus on continuing to expand its reach into additional legal markets, with an increasing focus on international operations. The Company expects to organically build and forge strategic relationships with cannabis producers and processors in North America, South America, Europe, and Asia, but expects it should also be able to serve these markets through the export of products from Canada where legal. As the Company works to penetrate each of these markets with its branded products, CordovaCann will likely develop and/or acquire new brands and products to further leverage its channels to market through the broadening of its product offerings. Additionally, CordovaCann may invest in additional parts of the cannabis value chain such as distribution and retail dispensaries, in markets where such assets are legal and provide a competitive advantage and significant operating leverage for the Company.

Competition

The Company competes with other companies for financing and investment opportunities in the cannabis industry. Some of these companies may possess greater financial resources than the Company. Such competition may result in the Company being unable to enter into desirable strategic agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its investments. Existing or future competition in the cannabis industry, including, without limitation, the entry of large multinational entities into the industry, could materially adversely affect the Company’s prospects for entering into additional agreements in the future. In addition, the Company currently competes with other cannabis streaming and royalty companies, some of which may possess greater financial resources than the Company.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better financed competitors, including competitors to the Company’s investments, could materially and adversely affect the business, financial condition and results of operations of the Company. It is possible that larger competitors could establish price setting and cost controls which would effectively “price out” certain of the Company’s investments operating within and in support of the medical and recreational cannabis industry.

Because of the early stage of the industry in which the Company will operate, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require research and development, marketing, sales and support. The Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition and results of operations of the Company.

(C) ORGANIZATIONAL STRUCTURE

The following diagram presents the corporate subsidiaries of the Company, all of which are wholly-owned subsidiaries (the “Subsidiaries”), other than Cordova OR Operations, LLC which is 27.5% owned by CordovaCann.

(D) PROPERTY, PLANTS AND EQUIPMENT

The Company does not lease any real property.

The Company owns a 27.5% interest in a premise located at 17551 SE Hwy 224, Damascus, Oregon 97089, through its interest stake in OR Operations (the “Premises”). The Premises consists of approximately 231,000 square feet which is leased by OR Operations to third parties.

The Company’s registered office is 333 Bay Street, Suite 1700, Toronto, Ontario, M5H 2R2, Canada. It is not charged monthly rent under this arrangement.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto contained elsewhere in this report. The following is stated in CAD.

Results of operations

For the Years Ending June 30,	2018	2017	2016
	$	$	$
Revenue	-	-	-
Cost of sales	(12,770)	-	-
Expenses	(4,860,754)	(88,405)	(73,712)
Share of profit of joint venture	7,591	-	-
Net loss for year	(4,865,933)	(88,405)	(73,712)
Net loss per share	(0.15)	(0.00)	(0.00)

Revenues

During the year ended June 30, 2018, the Company generated $24,159 in revenue from the rental of cannabis-related equipment as compared to $nil for the years ended June 30, 2017 and 2016, however, the Company has not recorded any revenue during such period pending a determination that collectability is reasonably assured. The Company does expect to collect the outstanding balance related to the lease agreement and will recognize revenue upon such receipt.

In relation to the aforementioned revenue, cost of sales for the year ended June 30, 2018 was $12,770 as compared to $nil for the years ended June 30, 2017 and 2016. Cost of sales is the result of depreciation expense on its cannabis-related equipment.

Expenses

The overall analysis of the expenses is as follows:

For the Years Ending June 30,	2018	2017	2016
	$	$	$
Consulting fees	977,410	-	-
Share based compensation	3,447,415	-	-
Professional fees	225,151	8,250	2,500
Shareholders information services	52,714	19,107	16,011
Office and general	127,865	5,468	5,879
Financing costs	14,845	55,580	49,322
Exclusivity fee	42,550	-	-
Foreign exchange gain	(27,196)	-	-
	4,860,754	88,405	73,712

Consulting Fees

Consulting fees for the year ended June 30, 2018 was $977,410 as compared to $nil for the years ended June 30, 2017 and 2016. Consulting fees increased due to the hiring of consultants during the year ended June 30, 2018 as a result of the Company’s new focus in the cannabis industry.

Share Based Compensation

Share based compensation expense for the year ended June 30, 2018 was $3,447,415 as compared to $nil for the years ended June 30, 2017 and 2016. Share based compensation expense was the result of warrants issued to consultants and options issued under the stock option plan during the year ended June 30, 2018.

Professional Fees

Professional fees during the year ended June 30, 2018 was $225,151 as compared to $8,250 for the year ended June 30, 2017 (June 30, 2016 – $2,500). Professional fees consisted of legal and audit fees. The increase in legal and professional fees during the year ended June 30, 2018 was due primarily to an increase in legal bills related to the Company’s operations in the cannabis industry.

Shareholder Information Services

Shareholder information services during the year ended June 30, 2018 was $52,714 as compared to $19,107 for the year ended June 30, 2017 (June 30, 2016 – $16,011). Shareholder information costs for the year ended June 30, 2018, 2017 and 2016 comprised of annual general meeting accruals and costs, transfer agent fees and related filing fees. The increase in fees during the year ended June 30, 2018 was due to the Company’s annual and special meeting held in November 2017 and its increased business operations.

Office and General

Office and general costs during the year ended June 30, 2018 was $127,865 as compared to $5,468 for the year ended June 30, 2017 (June 30, 2016 – $5,879). Office and general costs for the year ended June 30, 2018 was comprised primarily of administrative, travel and other expenses incurred by the Company and its employees and consultants.

Financing Costs

During the year ended June 30, 2018, the Company accrued interest $14,845 on its liabilities as compared to $55,580 for the year ended June 30, 2017 (June 30, 2016 – $49,322). The decrease in financing costs are due to the settlement of the Shareholder Loan and repayments of related party loans and accrued interest during the year ended June 30, 2018.

Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company exclusivity on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to USD $100,000 for such exclusivity. During the year ended June 30, 2018, the Company paid and expensed $42,550 as a result of the exclusivity fee as compared to $nil for the year ended June 30, 2017 (June 30, 2016 – $nil).

Foreign Exchange

Foreign exchange gain for the year ended June 30, 2018 was $27,196 as compared to $nil for the years ended June 30, 2017 and 2016. The foreign exchange gain for the year ended June 30, 2018 was the result of an increase in transactions based in United States Dollars.

Share in Profit of a Joint Venture

On April 4, 2018, the Company acquired 27.5% of OR Operations in a step acquisition for the acquisition of land and buildings. As a result of such investment, the Company recognized $7,591 as its proportional share in the net income of OR Operations during the year ended June 30, 2018 as compared to $nil for the year ended June 30, 2017 (June 30, 2016 – $nil).

Net Loss and Comprehensive Loss

Net loss for the year ended June 30, 2018 was $4,865,933 as compared to $88,405 for the year ended June 30, 2017 (June 30, 2016 – $73,712).

Comprehensive loss for the year ended June 30, 2018 was $4,865,249 as compared to $88,405 for the year ended June 30, 2017 (June 30, 2016 – $73,712).

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

At June 30, 2018, the Company had total assets of $4,875,592 (June 30, 2017 – $6,756) consisting of cash and cash equivalents of $3,250,697, promissory note receivable of $15,802, prepaid expense of $325,659, advances to joint venture of $610,705, long term investment in joint venture of $534,311 and equipment of $138,418. At June 30, 2017, the Company had total assets of $6,756 consisting of prepaid expenses.

The increase in assets from June 30, 2017 to June 30 2018 was primarily the result of proceeds from private placements during the year ended June 30, 2018. Prepaid expense at June 30, 2018 was primarily the result of new consulting hires during the year ended June 30, 2018. Investments and advances in joint venture at June 30, 2018 was the result of the Company’s investment in OR Operations during the year ended June 30, 2018. Equipment and the promissory note receivable at June 30, 2018 was the result of the Company’s transaction in Colorado during the year ended June 30, 2018.

At June 30, 2018, the Company had total liabilities of $320,321 (June 30, 2017 – $633,232) consisting of accounts payable and accrued liabilities. At June 30, 2017, the Company had total liabilities of $633,232 consisting of accounts payable and accrued liabilities of $88,415, due to related parties of $170,170 and note payable to related parties of $374,647.

The increase in accounts payable and accrued liabilities from June 30, 2017 to June 30, 2018 is a result of the Company’s increased operations. The decrease in related party notes payable and due to related parties from June 30, 2017 to June 30, 2018 is a result of the issuance of the Shareholder Loan and subsequent debt settlement and repayments in cash.

At June 30, 2018, the Company had a working capital surplus of $3,882,542 as compared to a working capital deficiency of $626,476 as at June 30, 2017. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances. With the continued funding from equity and debt issuances, the Company believes it will able to meet its cash requirements in the upcoming fiscal year. At June 30, 2018, there is substantial doubt about the Company's ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of the future operations.

All of the prospective asset purchases and acquisitions described elsewhere in this Annual Report are subject to the Company's ability to secure appropriate financing for them individually or on a combined basis.

Cash Used in Operating Activities

The Company used cash in operating activities of $1,177,474 (June 30, 2017 – $2,420; June 30, 2016 – $20,302) for the year-ended June 30, 2018 due to the reasons as discussed above.

Cash Used in Investing Activities

The Company used cash in investing activities of $1,304,415 (June 30, 2017 and 2016 – $nil) for the year ended June 30, 2018. The increase was primarily attributable to cash used for the investment and advances in the joint venture during the year.

Cash From Financing Activities

The Company received proceeds from financing activities of $5,731,902 (June 30, 2017 – $2,420; June 30, 2016 – $20,302) during the year ended June 30, 2018. The increase was primarily due to private placements that occurred during the year.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years ended 2018, 2017 and 2016.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2018, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

As at June 30, 2018, the Company did not have any key contractual obligations other than the following:

On April 4, 2018, Cordova OR acquired a membership interest in cannabis-related assets utilized by Farms of the Future, Inc., an Oregon corporation (“FOTF”), which holds a Mixed Use Tier II Production License issued by the Oregon Liquor Control Commission. The assets include six (6) acres of real estate in Clackamas County, a 3,400 square foot cultivation facility and related equipment used in cannabis production utilized in connection with FOTF’s cannabis business (the “Oregon Assets”). Under the transaction, Cordova OR acquired a 27.5% membership interest in Cordova OR Operations, LLC (“OR Operations”) for USD $400,000 and has agreed to pay an additional USD $1,050,000 on or before April 3, 2019 to acquire the remaining 72.5% membership interest in OR Operations which has full and clear title to the Oregon Assets.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Mr. Thomas (Taz) M. Turner, Jr. joined the Board of Directors on November 22, 2017 and as Chief Executive Officer of the Company on September 22, 2017. Mr. Turner is currently the Chairman of the Board of Directors. Mr. Turner has over 15 years of experience in the capital markets focused on both debt and equity securities in the technology and consumer industries. Since founding Southshore Capital Partners, LP in 2009, Mr. Turner has guided the growth of Southshore’s long/short global equity hedge fund as General Partner. Through his fund, Mr. Turner has invested in public and private cannabis companies since 2012. Prior to Southshore, Mr. Turner held progressive positions at hedge funds and private equity funds with Tala Investments, Trafelet Delta Funds and ABS Capital Partners, where he specialized in technology and consumer investments. Mr. Turner graduated from the University of Virginia with a Bachelor of Science in both Commerce and Mathematics.

We believe Mr. Turner is well-qualified to serve as Chairman of the Board of Directors due to his investment experience, operational experience and business contacts.

Mr. Ashish Kapoor joined the Board of Directors on March 10, 2015. Mr. Kapoor also assumed the roles of Chief Financial Officer and Corporate Secretary of the Company, effective March 10, 2015. Mr. Kapoor has over 18 years of experience in providing capital markets advisory and assurance services as a finance professional. After obtaining his Chartered Accountant designation at Ernst & Young, Mr. Kapoor has gained over 10 years of experience in investment banking; advising clients across various industries. As a senior vice president at Macquarie Capital Markets Canada Ltd., Mr. Kapoor was responsible for the Canadian telecom, media, entertainment and technology investment banking and principal investing group. During his 10 years at Macquarie, Mr. Kapoor completed in excess of $3 billion in successful principal investments and advised on a further $4 billion of mergers and acquisitions for third party clients. Mr. Kapoor was formerly the CFO of DealNet Capital Corp., a consumer finance company, and Transeastern Power Trust (prior to its current name, Blockchain Power Trust), an independent power producer focused on renewable energy sources. Mr. Kapoor is currently the CFO of Gilla Inc., an E-liquid manufacturing business with distribution to over 25 countries, and a director of The Mint Corporation, a globally certified payments company. Mr. Kapoor obtained his Chartered Accountant designation as part of the Ernst & Young’s Toronto practice and was awarded the Gold Medal for first place in Ontario, and the Bronze Medal for third place in Canada on the 2000 Chartered Accountancy Uniform Final Examination. Mr. Kapoor is also a CFA Charter holder and holds a Masters of Accounting and a Bachelor of Arts degree from University of Waterloo.

We believe Mr. Kapoor is well-qualified to serve as a member of the Board of Directors due to his public company experience, financial markets knowledge and business contacts.

Mr. Nathan Nienhuis joined the Board of Directors on November 22, 2018. Mr. Nienhuis was also appointed as Chief Operating Officer of the Company on May 17, 2018. Mr. Nienhuis has extensive experience consulting to both public and private companies on all aspects of cannabis operations; including general operations, facility design, management of production and processing facilities, product development and dispensary oversight. Mr. Nienhuis has served as a consultant to various public and private companies since 1996. Over the course of his career, Mr. Nienhuis has served as head horticulturalist at licensed medical cannabis companies in California, Arizona, Colorado, Washington, Oregon, Nevada, Washington DC, and Canada. Furthermore, Mr. Nienhuis has developed and sold cutting-edge equipment for the safe extraction of cannabinoids and has been at the forefront of devising new extraction methods for processing at scale. As an extraction expert, Mr. Nienhuis has consulted on facility design for commercial cannabis extraction laboratories across the world, including ensuring compliance with Class 1 Division 1 standards for the use of volatile chemicals.

We believe Mr. Nienhuis is well-qualified to serve as a member of the Board of Directors due to his industry experience, operational experience and business contacts.

Mr. Henry J. Kloepper joined the Board of Directors on March 10, 2015. Mr. Kloepper is a leading financier and has been involved in investment banking and corporate finance for over 30 years. Mr. Kloepper has a rounded knowledge of the capital markets, strategic growth and investments. Mr. Klopper has served as a director and officer of a number of public and private corporations and has held executive positions with Award Capital, JP Morgan, Citibank, Bank of America, and North American Trust in the US, Canada, and Europe.

We believe Mr. Kloepper is well-qualified to serve as a member of the Board of Directors and Chairman of the Audit Committee due to his public company experience, financial markets knowledge and business contacts.

Mr. Eric Lowy joined the Board of Directors on November 22, 2018. Mr. Lowy is a Partner at Irwin Lowy LLP, a law firm located in Toronto, Canada. Mr. Lowy’s practice focuses primarily on corporate finance, securities and merger and acquisition transactions, as well as public company governance and regulation. Mr. Lowy has extensive experience in counselling senior management and boards of public and private corporations, including with respect to financial disclosure matters and the preparation of financial statements and related management discussion and analysis. Mr. Lowy has served as a legal advisor to and as a director of a number of public and private corporations.

We believe Mr. Lowy is well-qualified to serve as a member of the Board of Directors due to his public company experience, financial markets knowledge and business contacts.

(B) COMPENSATION

The compensation payable to directors and officers of the Company and its subsidiary is summarized below:

1. General

The Company recognizes that remuneration plays an important role in attracting, motivating, rewarding and retaining knowledgeable and skilled individuals to the Company’s management team. However, the Company has not, as yet, generated any significant income or cash flow from operations. The Board of Directors has to consider not only the financial situation of the Company at the time of the determination of executive compensation, but also the estimated financial situation in the mid and long-term. The Board of Directors plans to ensure that, at all times, its compensation arrangements adequately reflect the responsibilities and risks involved in being an effective Director and/or Officer of the Company.

Given the Company’s size and stage of operations, the Board does not have a separate compensation committee and such functions are addressed by the entire Board.

On November 22, 2017, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted. The Option Plan is filed as Exhibit 4.(d) to this Annual Report and is incorporated herein by reference.

2. Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to all persons who served as the Company’s Directors and Officers during the fiscal year ended June 30, 2018. The information is provided for the fiscal years ended 2018, 2017 and 2016.

Name and principal position	Year	Salary (CAD$)	Share-based awards (CAD$)	Option-based awards (CAD$)	Non-equity incentive plan compensation (CAD$)		Pension value (CAD$)	All other compensation (CAD$)	Total compensation (CAD$)
					Annual incentive plans	Long-term incentive plans
Thomas M, Turner, Jr., Chairman and Chief Executive Officer	2018 2017 2016	141,126 - -	- - -	216,694(1) - -	- - -	- - -	- - -	- - -	357,820 - -
Ashish Kapoor, Director, Chief Financial Officer and Corporate Secretary	2018 2017 2016	141,126 - -	- - -	216,694(1) - -	- - -	- - -	- - -	- - -	357,820 - -
Nathan Nienhuis, Director and Chief Operating Officer	2018 2017 2016	56,574 - -	- - -	1,815,029(1) - -	- - -	- - -	- - -	- - -	1,871,603 - -
Henry J. Kloepper, Director	2018 2017 2016	7,747 - -	- - -	18,851(1) - -	- - -	- - -	- - -	- - -	26,598 - -
Eric Lowy, Director	2018 2017 2016	7,747 - -	- - -	18,851(1) - -	- - -	- - -	- - -	- - -	26,598 - -
Graham Simmonds, Former Chairman and Chief Executive Officer	2018 2017 2016	115,309 - -	- - -	216,694(1) - -	- - -	- - -	- - -	- - -	332,003 - -

(1) See Item 6(E) below for details of option based awards.

Employment Agreements; Termination and Change of Control Benefits

As at the date of this Annual Report, the Company is a party to the following employment agreements with the Company’s Directors and Officers:

Thomas (Taz) M. Turner, Jr. Pursuant to the employment agreement entered into with Mr. Turner, Mr. Turner serves as Chief Executive Officer of the Company and is entitled to an annual base salary of USD $200,000 and is eligible to earn a cash performance bonus.

Mr. Turner’ employment agreement may be terminated by the Company without notice or payment in lieu of notice for just cause. Mr. Turner may terminate his employment for any reason by providing at least two months’ notice in writing. If the Company elects to terminate the employment of Mr. Turner without cause, and provided Mr. Turner is in compliance with the relevant terms and conditions of his employment agreement, the Company shall be obligated to pay Mr. Turner eighteen months of his monthly base salary and any accrued and unpaid expenses and fees.

If (i) there has been a Change of Control (as defined below) of the Company, and (ii) the Involuntary Termination (as defined below) of the employment of Mr. Turner has occurred within twelve months of the date of the Change of Control, the Company shall pay Mr. Turner, in a lump sum, an amount equal to the sum of the following:

(a)
twenty-four months of the base salary immediately prior to the date of the Change of Control;

(b)
the annual premium cost to the Company of all the benefits provided to Mr. Turner by the Company under his employment agreement immediately prior to the date of the Change of Control; and

(c)
any other outstanding amounts owed to Mr. Turner under his employment agreement.
Furthermore, the Company shall also be required to pay to Mr. Turner the lump sum of any other outstanding amounts owed to Mr. Turner (including entities related to or controlled by Mr. Turner) regardless of the terms of such amounts which will become immediately due and payable upon Involuntary Termination.

Ashish Kapoor. Pursuant to the employment agreement entered into with Mr. Kapoor, Mr. Kapoor serves as Chief Financial Officer of the Company and is entitled to an annual base salary of USD $200,000 and is eligible to earn a cash performance bonus.

Mr. Kapoor’ employment agreement may be terminated by the Company without notice or payment in lieu of notice for just cause. Mr. Kapoor may terminate his employment for any reason by providing at least two months’ notice in writing. If the Company elects to terminate the employment of Mr. Kapoor without cause, and provided Mr. Kapoor is in compliance with the relevant terms and conditions of his employment agreement, the Company shall be obligated to pay Mr. Kapoor eighteen months of his monthly base salary and any accrued and unpaid expenses and fees.

If (i) there has been a Change of Control (as defined below) of the Company, and (ii) the Involuntary Termination (as defined below) of the employment of Mr. Kapoor has occurred within twelve months of the date of the Change of Control, the Company shall pay Mr. Kapoor, in a lump sum, an amount equal to the sum of the following:

(a)
twenty-four months of the base salary immediately prior to the date of the Change of Control;

(b)
the annual premium cost to the Company of all the benefits provided to Mr. Kapoor by the Company under his employment agreement immediately prior to the date of the Change of Control; and

(c)
any other outstanding amounts owed to Mr. Kapoor under his employment agreement.

Furthermore, the Company shall also be required to pay to Mr. Kapoor the lump sum of any other outstanding amounts owed to Mr. Kapoor (including entities related to or controlled by Mr. Kapoor) regardless of the terms of such amounts which will become immediately due and payable upon Involuntary Termination.

Nathan Nienhuis. Pursuant to the employment agreement entered into with Mr. Nienhuis, Mr. Nienhuis serves as Chief Operating Officer of the Company and is entitled to an annual base salary of USD $200,000 and is eligible to earn a cash performance bonus.

Mr. Nienhuis’ employment agreement may be terminated by the Company without notice or payment in lieu of notice for just cause. Mr. Nienhuis may terminate his employment for any reason by providing at least two months’ notice in writing. If the Company elects to terminate the employment of Mr. Nienhuis without cause, and provided Mr. Nienhuis is in compliance with the relevant terms and conditions of his employment agreement, the Company shall be obligated to pay Mr. Nienhuis eighteen months of his monthly base salary and any accrued and unpaid expenses and fees.

If (i) there has been a Change of Control (as defined below) of the Company, and (ii) the Involuntary Termination (as defined below) of the employment of Mr. Nienhuis has occurred within twelve months of the date of the Change of Control, the Company shall pay Mr. Nienhuis, in a lump sum, an amount equal to the sum of the following:

(a)
twenty-four months of the base salary immediately prior to the date of the Change of Control;

(b)
the annual premium cost to the Company of all the benefits provided to Mr. Nienhuis by the Company under his employment agreement immediately prior to the date of the Change of Control; and

(c)
any other outstanding amounts owed to Mr. Nienhuis under his employment agreement.

Furthermore, the Company shall also be required to pay to Mr. Nienhuis the lump sum of any other outstanding amounts owed to Mr. Nienhuis (including entities related to or controlled by Mr. Nienhuis) regardless of the terms of such amounts which will become immediately due and payable upon Involuntary Termination.

For the purposes of the aforementioned employment agreements, the occurrence of any one or more of the following events shall constitute a change of control (a “Change of Control”):

(a)
the acceptance by the Company’s shareholders representing in the aggregate more than fifty percent (50%) of all the issued and outstanding Common Shares of the Company, of any offer, whether by way of take-over bid or otherwise, for all or any of the Common Shares of the Company;

(b)
the acquisition hereafter, by whatsoever means (including, without limitation by way of arrangement, merger or amalgamation), by any person (or two or more persons acting jointly or in concert), directly or indirectly, of the beneficial ownership of the Common Shares of the Company or rights to acquire the Common Shares of the Company that, together with such person’s then owned Common Shares and rights to acquire Common Shares, if any, representing in the aggregate more than fifty percent (50%) of all issued and outstanding Common Shares of the Company;

(c)
the passing of a resolution by the Board of Directors or the common shareholders to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Company in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re-arrangement;

(d)
the sale by the Company of all or substantially all of its assets (other than to an affiliate of the Company) in circumstances where the affairs of the Company are continued, directly or indirectly, and where the shareholders of the Company remain substantially the same following the sale as existed prior to the sale;

(e)
persons who were proposed as nominees (but not including nominees under a common shareholder proposal) to become members of the Board of Directors immediately prior to a meeting of the common shareholders involving a contest for, or an item of business relating to the election of the Company’s directors, not constituting a majority of the directors of the Company following such election; and

(f)
any other event which, in the opinion of the Board of Directors, reasonably constitutes a change of control of the Company.

For the purposes of the aforementioned employment agreements, involuntary termination (“Involuntary Termination”) shall mean:
(a)
any requirement by the Company that the Officer’s position and principal office be relocated to a location materially different than the Officer’s location on the date of the Change of Control, without the consent of the Officer;

(b)
any material reduction in the Officer’s title, reporting relationship, responsibilities or authority;

(c)
any reduction in the base salary of the Officer;

(d)
any material reduction in the value of the Officer’s employee benefit programs; or

(e)
the termination of the Officer’s employment other than for cause.

Director Compensation

The Company has no formal agreements for compensating its Directors for their services in their capacity as directors. The Company’s Board of Directors agreed to pay each of the Company’s non-executive directors USD $2,000 per month for their services. The payment or non-payment of non-executive director fees is made by the Board of Directors from time to time. Directors are expected in the future to receive stock options to purchase Common Shares as may be awarded by the Board of Directors.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid or distributed during the most recently completed fiscal year.

Defined Benefit or Actuarial Plan Disclosure

There is no pension plan or retirement benefit plan that has been instituted by the Company and none are proposed at this time.

(C) BOARD PRACTICES

The Board is currently comprised of five (5) directors; being; Thomas (Taz) M. Turner, Jr. (Chairman); Ashish Kapoor; Nathan Nienhuis; Henry J. Kloepper and Eric Lowy who were each elected by the Company’s shareholders to hold office until the next annual meeting of shareholders or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the by-laws of the Company. Mr. Kloepper and Mr. Lowy are currently the only “independent” directors. Mr. Turner, the Company’s Chief Executive Officer; Mr. Kapoor, the Company’s Chief Financial Officer; and Mr. Nienhuis, the Company’s Chief Operating Officer; are not considered to be independent. The Board has determined that a board of five (5) members will be effective in the governance and supervision of the management of the Company’s business and affairs at this time.

Other than the Audit Committee, the Board has no other committees. The directors are regularly informed of or are actively involved in the operations of the Company. The scope and size of the Company’s operations and development does not currently warrant an increase in the size of the Board or the formation of additional committees, however, the Board periodically examines its size and constitution and may from time to time establish ad hoc committees to deal with specific situations.

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of the Company. In carrying out its mandate the Board holds at least four meetings (or consent resolutions, where applicable) annually. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. To assist in the discharge of its responsibilities, the Board has designated an Audit Committee, as more particularly discussed below.

Audit Committee

The current members of the Company’s Audit Committee are Henry J. Kloepper, who is also the Chair of the Audit Committee, Eric Lowy, and Nathan Nienhuis. Mr. Kloepper and Mr. Lowy are currently the only “independent” members of the Audit Committee. Mr. Nienhuis, the Company’s Chief Operating Officer, is not considered to be an independent member of the Audit Committee. All members of the Audit Committee are considered to be financially literate.

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

The Audit Committee provides the Board of Directors with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable. A copy of the Audit Committee Charter is filed as Exhibit 14(a)(ii) to this Annual Report and is incorporated herein by reference.

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

(D) EMPLOYEES

The Company presently has no permanent employees other than those as disclosed in Item 6(B) above. It uses the services of consultants from time to time.

(E) SHARE OWNERSHIP

The Corporation had the following plans as at June 30, 2018 and the date of this Annual Report:

2017 Stock Option Plan - On November 22, 2017, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted. The complete Option Plan is filed as Exhibit 4.(d) to this Annual Report and is incorporated herein by reference.

The objective of the Option Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers, consultants and employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Option Plan is designed to be competitive with other companies in the industry. It is the view of management that the Option Plan is a significant incentive for the directors, officers, consultants and employees to continue and to increase their efforts in promoting the Company’s operations to the mutual benefit of both the Company and such individuals and also allow the Company to avail of the services of experienced persons with minimum cash outlay.

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants and options held by such persons at June 30, 2018:

		Option-Based Awards			Share-Based Awards
Name	Number of Shares Held	Number of securities underlying unexercised options (#)	Option exercised price (CAD$)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested (CAD$)
Thomas M, Turner, Jr.,	2,947,523(1)	150,000(4)	0.40	-	-	-
Chairman and Chief Executive Officer		150,000(4)	1.15
Ashish Kapoor,	5,895,046(2)	150,000(4)	0.40	-	-	-
Director, Chief Financial Officer and Corporate Secretary		150,000(4)	1.15
Nathan Nienhuis,	-	3,000,000(5)	0.10	-	-	-
Director and Chief		1,500,000(6)	1.15
Operating Officer		150,000(4)	0.40
		150,000(4)	1.15
Henry J. Kloepper, Director	-	50,000(4)	0.40	-	-	-
Eric Lowy, Director	-	150,000(4)	0.40	-	-	-
Graham Simmonds,	1,858,334(3)	150,000(4)	0.40	-	-	-
Former Chairman and Chief Executive Officer		150,000(4)	1.15

Note:
(1)
Includes 2,947,523 Common Shares owned by T3 Research, LLC. Mr. Turner also may be seen to have control or direction over an additional 2,947,523 Common Shares held by Southshore Capital Partners, LP, a private investment fund.
(2)
Includes 5,895,046 Common Shares owned by 2364201 Ontario Corp.
(3)
Includes 1,858,334 Common Shares owned by The Woodham Group Inc. Mr. Simmonds is one the beneficiaries of The GraySim Family Trust, a discretionary family trust, which holds 5,895,046 Common Shares. Mr. Simmonds is not a trustee of The GraySim Family Trust and has no control or direction over the Common Shares beneficially owned by it.
(4)
Option-based awards issued under the Option plan; all of which are fully vested and exercisable.
(5)
On November 1, 2017 and in connection to a consulting agreement, Mr Nienhuis was issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercis price of $0.10 per share.
(6)
On March 9, 2018 and in connection to a consulting agreement, Mr. Nienhuis was issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance.

There were 40,036,228 Common Shares issued and outstanding as at June 30, 2018 and as at the date of this Annual Report. There were 1,750,000 options and 6,650,000 warrants issued and outstanding as at June 30, 2018 and 1,750,000 options and 9,150,000 warrants issued and outstanding as at the date of this Annual Report.

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

As at December 10, 2018, intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 26% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as at June 30, 2018. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of Shareholder	No. of Shares Held	% of Issued Shares

2364201 Ontario Corp.	5,895,046	14.72%
The GraySim Family Trust	5,895,046	14.72%
Southshore Capital Partners, LP	2,947,523	7.36%
T3 Research, LLC	2,947,523	7.36%
Crimson Fund I, LLC	2,054,491	5.13%
All of the Company’s shareholders have the same voting rights.

At December 10, 2018, the Company had 40,036,228 common shares outstanding, which, as per the details provided by TSX Trust Company, the Company’s registrar and transfer agent, were held by approximately 436 record holders (excluding the beneficial shareholders held through the intermediaries) of which 67 shareholders are based in the United States (including the beneficial shareholders held through the intermediaries) and hold an aggregate of 16,625,498 shares or less than 2% of the Common Shares.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2018, 2017 and 2016 and balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

1.
During the year ended June 30, 2018, the Company received $nil (June 30, 2017 – $2,420; June 30, 2016 – $20,302) in advances from related parties, for working capital purposes;

2.
During the year ended June 30, 2018, the Company purchased equipment valued at $44,439 (June 30, 2017 – $nil; June 30, 2016 – $nil) from a corporation related by virtue of a common officer and a director;

3.
During the year ended June 30, 2018, the Company expensed $508,399 (June 30, 2017 – $nil; June 30, 2016 – $nil) in fees payable to Officers and Directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at June 30, 2018, the Company has a prepaid expense amount paid to the related corporation in the amount of $74,147 and fees payable to Officers and Directors of the Company of $59,518; and

4.
During the year ended June 30, 2018, the Company expensed $2,286,120 (June 30, 2017 – $nil; June 30, 2016 – $nil) in stock-based compensation related to Officers and Directors of the Company.

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

(B) SIGNIFICANT CHANGES

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas M. Turner, Jr., effective immediately.

On November 22, 2017, the Company’s shareholders elected Graham Simmonds, Henry J. Kloepper, Thomas (Taz) M. Turner, Jr., Ashish Kapoor, Nathan Nienhuis and Eric Lowy to serve as Directors of the Company until the next annual shareholders meeting of the Company.

On May 17, 2018, Graham Simmonds resigned as a Director of the Company and Thomas (Taz) M. Turner, Jr. replaced Mr. Simmonds as Chairman of the Company. Furthermore, the Board of Directors also appointed Nathan Nienhuis to serve as the Company’s Chief Operating Officer.

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The Company’s Common Shares are listed for trading on the CSE under the symbol “CDVA” and are quoted on the OTCQB marketplace in the United States under the symbol “LVRLF”.

The following table sets forth the reported high and low prices and the trading volume of the Common Shares on the CSE for each month for the twelve (12) months prior to the date of this Annual Report.

Date	High ($)	Low ($)	Volume
November, 2018	1.39	1.05	202,744
October, 2018	1.47	1.05	82,846
September, 2018	1.70	1.00	125,489
August, 2018	2.00	1.00	64,800
July, 2018	N/A	N/A	N/A
June, 2018	N/A	N/A	N/A
May, 2018	N/A	N/A	N/A
April, 2018	N/A	N/A	N/A
March, 2018	N/A	N/A	N/A
February, 2018	N/A	N/A	N/A
January, 2018	N/A	N/A	N/A
December, 2017	N/A	N/A	N/A

The following table sets forth the reported high and low prices and the trading volume of the Common Shares on the OTCQB marketplace for each month for the twelve (12) months prior to the date of this Annual Report.

Date	High (USD $)	Low (USD $)	Volume
November, 2018	1.20	0.85	216,700
October, 2018	1.31	0.67	103,500
September, 2018	1.30	0.82	168,500
August, 2018	2.00	0.80	211,900
July, 2018	2.57	1.5	73,400
June, 2018	2.60	1.77	46,800
May, 2018	2.45	1.67	52,100
April, 2018	2.20	0.95	138,600
March, 2018	1.20	0.36	117,962
February, 2018	1.20	0.45	263,653
January, 2018	0.70	0.26	141,008
December, 2017	0.30	0.16	29,200

 (B) PLAN OF DISTRIBUTION

Not applicable.

(C) MARKETS

The Company’s Common Shares are listed for trading on the CSE under the symbol “CDVA” and the OTCQB marketplace in the United States under the symbol “LVRLF”.

(D) SELLING SHAREHOLDERS

Not applicable.

(E) DILUTION

Not applicable.

(F) EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

(A) SHARE CAPITAL

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

(B) MEMORANDUM AND ARTICLES OF ASSOCIATION

Following approval by the shareholders in a special meeting held on October 4, 2006 as explained in item 8(B) above, the Company applied for authorization to continue from being governed by the OBCA and was granted approval on October 26, 2006 to continue under the jurisdiction of the CBCA. An application for authorization to continue is included in Exhibits 1.1 and 1.2 hereof, which exhibits have been incorporated by reference into this report.

New by-laws were adopted in the special meeting of shareholders on October 4, 2006 in compliance with the requirements of the CBCA. The new by-laws were included in Exhibit 1.3 thereof, which exhibit has been incorporated by reference into this report.

On January 3, 2018, the Company changed its name to its current name, "CordovaCann Corp." The Company's certificate of amendment is filed as Exhibit 1.16 to this Annual Report and is incorporated herin by reference.

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

We do not believe that the Company has previously been, or currently is a CFC.  However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

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

We do not believe that the Company has previously been, or currently are a PFIC. However, there can be no assurance that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

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

(F) DIVIDEND AND PAYING AGENTS

Not applicable.

(G) STATEMENT BY EXPERTS

Not applicable.

(H) DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 333 Bay Street, Suite 1700, Toronto, Ontario, Canada, M5H 2R2. The Company may be reached at (917) 843-2169. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2018:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At June 30, 2018, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The functional currency of the Company is the Canadian Dollar. Currency risk arises because the amount of the local currency expenses, cash flows and payables for transactions denominated in foreign currencies may vary due to changes in exchange rates.

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

The Company never entered into and did not have at the end of the year ended June 30, 2018, any foreign currency hedge contracts.

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

As explained earlier, we have moved the jurisdiction of our company from the OBCA to the CBCA and have revised the by-laws which govern rights of the security holders. We do not believe that these changes have materially affected or modified the said rights.

On January 3, 2018, the Company changed its name to its current name, “CordovaCann Corp.” The Company’s certificate of amendment is filed as Exhibit 1.16 to this Annual Report and is incorporated herein by reference.

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

Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were ineffective such that the information relating to the Company, including our consolidated subsidiary, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. This was due to the Company’s limited resources and limited staff.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of International Financial Reporting Standards as issued by the International Accounting Standards Board. It is our management’s responsibility to establish and maintain adequate internal control over financial reporting for the Company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set for the by the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 COSO”). Based on the Company’s evaluation and the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as at June 30, 2018 based on the 2013 COSO framework criteria. Management has identified control deficiencies regarding the lack of segregation of duties and the need for a stronger internal control environment. Management of the Company believes that these material weaknesses are due to the small size of the Company’s accounting staff. The small size of the Company’s accounting staff may prevent adequate controls in the future, such as segregation of duties, due to the cost/benefit of such remediation. To mitigate the current limited resources and limited staff, the Company relies heavily on direct management oversight of transactions, along with the use of legal and accounting professionals. As the Company grows, the number of employees is expected to increase, which will enable the Company to implement adequate segregation of duties within the internal control framework.

These control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to the Company’s consolidated financial statements may not be prevented or detected on a timely basis. Accordingly, the Company has determined that these control deficiencies as described above together constitute a material weakness.

In light of these material weaknesses, the Company performed additional analyses and procedures in order to conclude that its consolidated financial statements for the year ended June 30, 2018 included in this Annual Report on Form 20-F were fairly stated in accordance with the accounting principles generally accepted in Canada. Accordingly, management believes that despite the Company’s material weaknesses, its consolidated financial statements for the year ended June 30, 2018 are fairly stated, in all material respects, in accordance with the accounting principles generally accepted in Canada.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this report.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s disclosure controls and procedures or internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include, but are not limited to, the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

C. Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2018 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2018, the audit committee consisted of three directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

The current members of the Company’s Audit Committee are Henry J. Kloepper, who is also the Chair of the Audit Committee, Eric Lowy, and Nathan Nienhuis. Mr. Kloepper and Mr. Lowy are currently the only “independent” members of the Audit Committee. Mr. Nienhuis, the Company’s Chief Operating Officer, is not considered to be an independent member of the Audit Committee; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Nienhuis, carrying out the responsibilities of a director.

ITEM 16B CODE OF ETHICS

On February 9, 2007, the Company adopted a Code of Ethics that applies to its principal executive officer and principal financial officer, or persons performing similar functions. A copy of our Code of Ethics will be provided to any person requesting same without charge. To request a copy of our Code of Ethics, please make a written request to our Chief Financial Officer, CordovaCann Corp., 333 Bay Street, Suite 1700, Toronto, Ontario, Canada, M5H 2R2.

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2018	June 30, 2017

Audit Fees1	$87,242	$8,560
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

1Audit fees for the year ended June 30, 2018 are denominated in USD. Audit fees for the year ended June 30, 2017 are denominated in CAD.

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by the auditors.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 17, 2018, the Company’s Board of Directors and Audit Committee requested that MNP LLP (the “Former Auditor”) resign as the Company’s auditor to facilitate the appointment of Marcum LLP (the “Successor Auditor”) as the Company’s new auditor until the next annual general meeting, effective immediately on the date thereof.

The audit report of the Former Auditor on the Company’s consolidated financial statements as of and for the years ended June 30, 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the two fiscal years ended June 30, 2017 and June 30, 2016 and through October 17, 2018, there were no (i) disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their report to the subject matter of the disagreement, or (ii) reportable events as described in Item 16F(a)(1)(v) of Form 20-F. The Company has provided the Former Auditor with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree.

ITEM 16G CORPORATE GOVERNANCE

Our securities are listed on the CSE and with the OTC Markets Group and trade on the OTC QB marketplace. There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange except for proxy delivery requirements. The CSE and the OTC marketplace requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

See the Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These Consolidated Financial Statements of the Company have been prepared in Canadian Dollars in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. For a history of exchange rates in effect for Canadian Dollars as against United States Dollars, see Item 3(A) Exchange Rates of this Annual Report.

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

1.16	Certificate of name change from LiveReel Media Corporation to CordovaCann Corp. dated January 3, 2018.

4.(d)	2017 Stock Option Plan dated November 22, 2017.

11.	Code of Ethics - Incorporated herein by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F filed on October 29, 2015.

12	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13(a)	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(i)	Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

14(a)(ii)	Audit Committee Charter dated November 5, 2018.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this December 13, 2018.

CORDOVACANN CORP.

By:	/s/ Ashish Kapoor
Name Ashish Kapoor
Title Chief Financial Officer

CordovaCann Corp.
(Formerly LiveReel Media Corporation)

Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

INDEX

Page
Report of Independent Registered Public Accounting Firm	2 – 4
Consolidated Statements of Financial Position	5
Consolidated Statements of Operations and Comprehensive Loss	6
Consolidated Statements of Changes in Equity (Deficiency)	7
Consolidated Statements of Cash Flows	8
Notes to the Consolidated Financial Statements	9 - 30

Report of Independent Registered Public Accounting Firm

MARCUM
ACCOUNTANTS ▲ ADVISORS

To the Shareholders and Board of Directors of
CordovaCann Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of CordovaCann Corp. (the "Company") as of June 30, 2018, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year then ended and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2018, and the its consolidated financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the financial statements, which indicates that the Company incurred a comprehensive loss of $4,865,249 during the year ended June 30, 2018 and, has a total accumulated deficit of $13,734,265 at June 30, 2018. As stated in Note 1 to the financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company's ability to continue as a going concern.

Basis for Opinion

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable

MARCUMGROUP
MEMBER

Marcum LLP ▪ 6002 Rogerdale Road ▪ Suite 300 ▪ Houston, Texas 77072 ▪ **Phone** 281.223.5500 ▪ **Fax** 281.223.5501 ▪ **www.marcumllp.com**

assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's reparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

Our audit also included evaluating the appropriateness of accounting policies and principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Other Matter

The financial statements of CordovaCann Corp. as of June 30, 2017 and 2016 and for the years then ended were audited by another auditor who expressed an unmodified opinion on those statements on October 30, 2017.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2018.

Houston, Texas
October 29, 2018

191228 opinion 618

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

Auditors' Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

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

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on the Company's ability to continue as a going concern.

Other Matter

The consolidated financial statements of LiveReel Media Corporation as at June 30, 2015, and for the year then ended, were audited by another auditor who expressed an unqualified opinion on those consolidated financial statements in their report dated February 18, 2016.

MNP LLP

Toronto, Ontario
October 30, 2017

Chartered Professional Accountants
Licensed Public Accountants

MNP LLP

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Financial Position
As at June 30, 2018 and June 30, 2017
(Expressed in Canadian Dollars)

As at	2018	2017
	$	$

ASSETS
Current
Cash and cash equivalents	3,250,697	-
Promissory note (Note 14)	15,802	-
Prepaid expense	325,659	6,756
Advances to joint venture (Note 5)	610,705	-
	4,202,863	6,756

Investment in joint venture (Note 5)	534,311	-
Equipment (Note 4)	138,418	-

Total assets	4,875,592	6,756

LIABILITIES
Current
Accounts payable and accrued liabilities	320,321	88,415
Due to related parties (Note 6)	-	170,170
Related party notes payable (Note 7)	-	374,647
Total liabilities	320,321	633,232

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	14,480,241	7,880,660
Contributed surplus	3,808,611	361,196
Accumulated deficit	(13,734,265)	(8,868,332)
Accumulated other comprehensive income	684	-
Total shareholders' equity (deficiency)	4,555,271	(626,476)

Total liabilities and shareholders' equity (deficiency)	4,875,592	6,756

Going concern (Note 1)
Related party transactions (Note 9)
Commitments (Note 12)
Subsequent events (Note 17)

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Operations and Comprehensive Loss
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

	2018	2017	2016
	$	$	$

Revenue (Note 4)	-	-	-
Cost of sales (Note 4)	12,770	-	-
	(12,770)	-	-

Expenses
Consulting fees	977,410	-	-
Share based compensation (Note 10, 11)	3,447,415	-	-
Professional fees	225,151	8,250	2,500
Shareholders information services	52,714	19,107	16,011
Office and general	127,865	5,468	5,879
Financing costs	14,845	55,580	49,322
Exclusivity fee (Note 12(a))	42,550	-	-
Foreign exchange gain	(27,196)	-	-

	4,860,754	88,405	73,712
Loss before other income	(4,873,524)	(88,405)	(73,712)
Share of profit of a joint venture (Note 5)	(7,591)	-	-
Net loss	(4,865,933)	(88,405)	(73,712)

Loss per share - basic and diluted	(0.15)	(0.00)	(0.00)

Weighted average number of outstanding common shares - basic and diluted	32,255,112	23,521,744	23,521,744

Net loss	(4,865,933)	(88,405)	(73,712)
Foreign exchange translation adjustment	684	-	-
Comprehensive loss	(4,865,249)	(88,405)	(73,712)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Changes in Equity (Deficiency)
As at June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders’ Equity
Balance, July 1, 2015	23,521,744	$7,880,660	$361,196	$(8,706,215)	$-	$(464,359)
Net loss	-	-	-	(73,712)	-	(73,712)
Balance, June 30, 2016	23,521,744	$7,880,660	$361,196	$(8,779,927)	$-	$(538,071)
Net loss	-	-	-	(88,405)	-	(88,405)
Balance, June 30, 2017	23,521,744	$7,880,660	$361,196	$(8,868,332)	$-	$(626,476)
Common shares issued for settlement of shareholder loan (Note 8(a))	7,681,110	384,055	-	-	-	384,055
Common shares issuedfor private placement (Note 8(b))	5,532,500	553,250	-	-	-	553,250
Common shares issued for private placement (Note 8(c))	890,074	959,251	-	-	-	959,251
Issuance of options (Note 11)	-	-	1,177,727	-	-	1,177,727
Issuance of warrants (Note 10)	-	-	2,269,688	-	-	2,269,688
Common shares issued for private placement (Note 8(d))	2,410,800	4,703,025	-	-	-	4,703,025
Foreign currencytranslation gain	-	-	-	-	684	684
Net loss	-	-	-	(4,865,933)	-	(4,865,933)
Balance, June 30, 2018	40,036,228	$14,480,241	$3,808,611	$(13,734,265)	$684	$4,555,271

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Cash Flows
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

	2018	2017	2016
	$	$	$

Operating activities
Net loss for the year	(4,865,933)	(88,405)	(73,712)

Adjusted for non-cash items:
Accrued related party interest	-	55,580	49,322
Shares issued on consulting agreement (Note 8)	322,862	-	-
Share based compensation (Note 10, 11)	3,447,415	-	-
Share of profit of a joint venture (Note 5)	(7,591)	-	-
Depreciation (Note 4)	12,770	-	-
Write down of receivables	-	5,239	-

Changes in non-cash working capital items:
Prepaid expense	(318,903)	(2,620)	(4,136)
Receivables	-	(1,600)	(2,676)
Due to related parties	-	-	6,215
Accounts payable and accrued liabilities	231,906	29,386	4,685
Cash used in operating activities	(1,177,474)	(2,420)	(20,302)

Investing activities
Purchase of equipment	(151,188)	-	-
Investment in joint venture (Note 5)	(526,720)	-	-
Advances to joint venture (Note 5)	(610,705)	-	-
Promissory note (Note 14)	(15,802)	-	-
Cash used in investing activities	(1,304,415)	-	-

Financing activities
Advances from related parties	-	2,420	20,302
Repayments of related parties (Note 6)	(117,081)	-	-
Repayments of related party notes payable (Note 7)	(43,681)	-	-
Proceeds from issuance of common shares (Note 8)	5,892,664	-	-
Proceeds from financing activities	5,731,902	2,420	20,302

Effect of exchange rate changes on cash	684	-	-

Net increase in cash and cash equivalents	3,250,697	-	-
Cash and cash equivalents, beginning of year	-	-	-
Cash and cash equivalents, end of year	3,250,697	-	-

Supplementary cash flow information
Interest paid	107,146	-	-
Non-cash loan settlement (Note 6, 7)	384,055	-	-
Taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

1.
NATURE OF OPERATIONS AND GOING CONCERN

 CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s registered address is 333 Bay Street, Suite 1700, Toronto, Ontario, M5H 2R2.

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $4,865,249 (June 30, 2017 – $88,405; June 30, 2016 - $73,712) during the year ended June 30, 2018 and has a total accumulated deficit of $13,734,265 (June 30, 2017 – $8,868,332) as at June 30, 2018. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this. Accordingly, these consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company’s common shares trade on the OTCQB in the United States under the symbol “LVRLF”. On August 8, 2018, the Company’s common shares commenced trading on the Canadian Securities Exchange under the symbol “CDVA” to secure future financing in Canadian Dollars.

2.   BASIS OF PREPARATION

(a)
Statement of Compliance

These consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were authorized for issue by the Board of Directors on October 29, 2018.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

(b)
Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except where otherwise disclosed. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)
Functional and Presentation Currency

The consolidated financial statements are presented in Canadian Dollars, which is the Company’s presentation currency. The functional currencies of the group, as determined by management, are as follows:

Currency

CordovaCann Corp.	Canadian
CordovaCann Holdings Canada, Inc.	Canadian
CordovaCann Holdings, Inc.	United States
Cordova CO Holdings, LLC	United States
Cordova OR Holdings, LLC	United States
Cordova OR Operations, LLC (27.5%)	United States

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's reporting currency of Canadian Dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity.

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

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, fair value of share purchase warrants, share-based payments and deferred tax assets.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

2.
BASIS OF PREPARATION (continued)

(e)
Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating polices of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: CordovaCann Holdings Canada, Inc., and CordovaCann Holdings, Inc. and its wholly owned subsidiaries: Cordova CO Holdings, LLC and Cordova OR Holdings, LLC.

(f)
Joint Venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets related to the arrangement. The Company accounts for its interests in joint ventures using the equity method of accounting. The Company initially records its interests in joint ventures at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in the joint venture is adjusted for the Company’s share of comprehensive income and distributions of the investee.

Refer to Note 5 for additional information on the Company’s joint venture in Cordova OR Operations, LLC.

3.
SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

Cash and cash equivalents

Cash consists of bank balances and cash held in trust. Cash equivalents consist of short-term deposits with original maturities of three months or less. As at June 30, 2018 and June 30, 2017, there were no cash equivalents.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating policy decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company records income as a result of an operating lease. The Company presents its assets subject to the operating leases in its statement of financial position. The Company recognizes income from its operating leases on a straight-line basis over the lease terms, unless another systematic basis better represents the time pattern in which the economic benefits in the leased asset diminish.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the expected service periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the stock options reserve. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

Equipment

Equipment is stated at cost, less accumulated depreciation and any accumulated impairment losses. The gain or loss arising on the disposal or retirement of an item of equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statement of operations. Expenditures to replace a component of an item of equipment that is accounted for separately are capitalized and the existing carrying amount of the component written off. Other subsequent expenditures are capitalized if future economic benefits will arise from the expenditure. All other expenditures, including repair and maintenance, are recognized in the statement of operations as incurred.

Depreciation is charged to the income statement based on the cost, less estimated residual value, of the asset on a straight-line basis over the estimated useful life. Depreciation commences when the assets are available for use. The estimated useful lives are as follows:

	Method:	Rate:
Equipment	Straight-line	5 years

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

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share. The outstanding number of and type of securities that could potentially dilute basic net loss per share in the future but that were not included in the computation of diluted net loss per share are as follows:

	June 30, 2018	June 30, 2017	June 30, 2016
Stock options	1,750,000	-	-
Warrants	6,650,000	-	-

Financial Instruments

Financial assets
The Company initially recognizes financial assets at fair value on the date that they are originated. All financial assets (including assets designated at fair value through profit or loss, “FVTPL”) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company classifies its financial assets as financial assets at FVTPL, available for sale (“AFS”) financial assets or loans and receivables. A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables or financial assets at FVTPL. AFS financial assets are stated at fair value at the end of each reporting period. Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income (“OCI”). When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in OCI is reclassified to profit or loss. AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

Financial liabilities
The Company initially recognizes financial liabilities at fair value on the date that they are originated. All financial liabilities (including liabilities designated at FVTPL) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Company classifies its financial liabilities as either financial liabilities at FVTPL or other liabilities. Subsequent to initial recognition other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at fair value are stated at fair value with changes being recognized in profit or loss.

Classification of financial instruments
The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Classification:
Receivables	Loan and receivable
Promissory note	Loan and receivable
Accounts payable and accrued liabilities	Other liabilities

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

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity.

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

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment in joint venture

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about relevant activities require unanimous consent of the parties sharing control. Investees in which the Company has joint control and rights to net assets thereof, are defined as joint ventures. The Company’s interest in Cordova OR Operations, LLC. is classified as a joint venture.

Investments in joint ventures are accounted for using the equity method and are initially recognized at cost, excluding financial assets that are not in-substance common shares and inclusive of transaction. The carrying amount of goodwill arising from the acquisition of joint ventures is included in the carrying amount of the investments in joint ventures. The Company’s interest in an investee is initially recorded at cost and is subsequent adjusted for the Company’s share of changes in the income and expenses of the investee, less any impairment in the value of individual investments, less any dividends paid. Where the Company transacts with an investee, unrealized profits and losses are eliminated to the extent of the Company’s interest in that investee.

The consolidated financial statements include the Company's share of the income and expenses and equity movement of equity accounted investees. In accordance with IFRS, the investee’s most recent available financial statements are used in the application of the equity method. Where the investee’s reporting period differs from the Company’s, the investee prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the investee’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the joint venture.

New Standards Not Yet Adopted

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final publication of the IFRS 9 Financial Instruments (“IFRS 9”) standard. The new standard is effective for annual periods beginning on or after January 1, 2018. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. The Company assessed the impact of adopting IFRS 9 retrospectively and determined that the impact was not material. Commencing July 1, 2018, the Company will adopt IFRS 9 on a cumulative effective basis, with no restatement of the comparative period.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2018. IFRS 15 introduces a single model for recognizing revenue from contracts with customers. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 15 – Revenue from Contracts with Customers (continued)

amount that reflects the consideration expected to be received in exchange for transferring those goods or services. The Company assessed the impact of adopting IFRS 15 retrospectively and determined that the impact was not material. Commencing July 1, 2018, the Company will adopt IFRS 15 on a cumulative effective basis, with no restatement of the comparative period.

IFRS 16 - Leases

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

IFRS 7 – Financial Instruments: Disclosure

IFRS 7 Financial Instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company intends to adopt the amendments to IFRS 7 on July 1, 2018 and does not expect the implementation will result in a significant effect to the financial statements.

4.   EQUIPMENT

Equipment consists of the following:

		June 30, 2018
		Accumulated		June 30, 2017
	Cost	Depreciation	Net	Net
Equipment $	$151,188	$12,770	$138,418	$-

During the year ended June 30, 2018, the Company expensed $12,770 in depreciation (June 30, 2017 – $nil; June 30, 2016 – $nil) which has been recorded as cost of sales in relation to the below lease agreement.

The Company entered into an operating lease on February 1, 2018 with an unrelated party (the “Lessee”), under which the Lessee agreed to lease the above equipment for an initial period of twelve months. The Lessee shall make monthly payments of USD $5,040 due on or before the first day of each respective month. During the year ended June 30, 2018, the Company had rental income in the amount of $24,159 outstanding as a result of this lease. The Company has not recorded revenue for the rental income pending a determination by the Company that collectability is reasonably assured. The Company expects to collect the outstanding balance related to the lease agreement and will recognize revenue upon receipt.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

4.    EQUIPMENT (continued)

The lease will automatically extend for additional twelve month periods unless either party provides notice of its intent to terminate the lease. At June 30, 2018, it is estimated that future minimum lease payments of USD $35,280 are to be charged within the next year.

5.    INVESTMENT AND ADVANCES IN JOINT VENTURE

On April 4, 2018, the Company entered into an agreement to acquire 27.5% of Cordova OR Operations, LLC (“OR Operations”) in a step acquisition for the acquisition of land and buildings. Under the terms of the agreement, the Company acquired a 27.5% membership interest in OR Operations for USD $400,000 and agreed to pay an additional USD $1,050,000, on or before April 3, 2019 (the “Mandatory Payment Date”), to acquire the remaining 72.5% membership interest in OR Operations; failure to pay the remaining purchase price would result in the Company forfeiting all right, title and interest in OR Operations on such date. Prior to the Mandatory Payment Date, the decisions over relevant activities of OR Operations will be jointly determined. The Company has concluded that it has joint control over OR Operations as at June 30, 2018. Accordingly, until the 72.5% membership is redeemed, the investment in OR Operations shall be classified as a joint venture and has been accounted for using the equity method in accordance with IAS 28. The concepts underlying the procedures used in accounting for the acquisition of a subsidiary will also be adopted for the acquisition of additional interests in OR Operations. The carrying amount of the investment will be adjusted to recognize changes in the Company’s net share of assets of OR Operations since the acquisition date. Given the limited time between the acquisition and the year-end, the accounting for the step acquisition of OR Operations was only provisionally determined as at June 30, 2018. Consistent with IFRS, the measurement period for the step acquisition of OR Operations shall not exceed one year from the acquisition date.

Summarised financial information for investment in OR Operations is set out below:

Participating share	27.50%
Balance at June 30, 2017	$-
Additions	526,720
Share of net income (loss)	7,591
Balance at June 30, 2018	$534,311

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

5.   INVESTMENT AND ADVANCES IN JOINT VENTURE (continued)

June 30, 2018
$

Current assets	320,330
Non-current assets	2,241,939
Current liabilities	(624,493)
Non-current liabilities	-
Net and comprehensive loss	27,603

During the year ended June 30, 2018, the Company also advanced a total of $610,705 to OR Operations (June 30, 2017 – $nil; June 30, 2016 – $nil). The advances to OR Operations are unsecured, bearing interest at 8% per annum and due twelve months from the date of issuance.

6.    DUE TO RELATED PARTIES

Amounts due to related parties consist of the following:

	June 30, 2018	June 30, 2017
Amounts owing to officers and a director of the company	$-	$12,796
Amounts owing to entities related by virtue of common officers	-	38,486
Interest accrued on related party notes payable	-	118,888
	$-	$170,170

On September 22, 2017, amounts due to related parties in the amount of $53,089 were settled in a transaction with a shareholder (see Note 7) while the remaining $117,081 was repaid in cash.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.    RELATED PARTY NOTES PAYABLE

On September 22, 2017, $330,966 of notes payable and $53,089 of amounts due to related parties (see Note 6) were settled by a shareholder of the Company resulting in a total amount due to the shareholder (“Shareholder Loan”) of $384,055. This loan was subsequently settled with the issuance of 7,681,110 common shares of the Company at the price of $0.05 per share. No gain or loss was recorded on the issuance consistent with the provisions of IFRIC 19 (see Note 8).

The related party notes payable was unsecured, accrued interest at 12% and was due on demand. During the year ended June 30, 2018, the Company accrued interest of $14,877 (June 30, 2017 – $55,580; June 30, 2016 – $49,322) on the Notes Payable.

During the year ended June 30, 2018, the Company fully repaid the remaining balance owing on the Notes Payable with cash.

	June 30, 2018	June 30, 2017
Balance, beginning of period	$374,647	$374,647
Settlement with shareholder	(330,966)	-
Repayment with cash	(43,681)	-
Balance, end of period	$-	$374,647

8.    SHARE CAPITAL

Authorized: Unlimited number of common shares

During the year ended June 30, 2018, the Company had the following common share transactions:

a.
On October 19, 2017, the Shareholder Loan in the amount of $384,055 (see Note 7) was settled with the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share;

b.
On December 14, 2017, the Company issued 5,532,500 common shares valued at $0.10 per share as part of a private placement for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was received in services provided by a consultant;

c.
On March 12, 2018, the Company issued 890,074 common shares valued at $1.08 per share as part of a private placement for total gross proceeds of $959,251; all of which was received in cash; and

d.
On June 12, 2018 and June 15, 2018, the Company issued 2,390,800 and 20,000 common shares, respectively, valued at $1.95 per share as part of a private placement for total gross proceeds of $4,703,025; of which $4,400,163 was received in cash and $302,862 was received in services provided by consultants.

During the years ended June 30, 2017 and June 30, 2016, the Company had no common share transactions.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

9.    RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2018, 2017 and 2016 and balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

a)
During the year ended June 30, 2018, the Company received $nil (June 30, 2017 – $2,420; June 30, 2016 – $20,302) in advances from related parties, for working capital purposes;

b)
During the year ended June 30, 2018, the Company purchased equipment valued at $44,439 (June 30, 2017 – $nil; June 30, 2016 – $nil) from a corporation related by virtue of a common officer and a director;

c)
During the year ended June 30, 2018, the Company expensed $508,399 (June 30, 2017 – $nil; June 30, 2016 – $nil) in fees payable to Officers and Directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at June 30, 2018, the Company has a prepaid expense amount paid to the related corporation in the amount of $74,147 and fees payable to Officers and Directors of the Company of $59,518; and

d)
During the year ended June 30, 2018, the Company expensed $2,286,120 (June 30, 2017 – $nil; June 30, 2016 – $nil) in stock-based compensation related to Officers and Directors of the Company.

10. WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Beginning of year, July 1, 2017	-	$-	-
Issued	6,650,000	0.54	1.37
Expired	-	-	-
End of year, June 30, 2018	6,650,000	$0.54	1.37

a)
On November 1, 2017 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested during the year ended June 30, 2018.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

10.  WARRANTS (continued)

The fair value of these issued warrants of $261,401 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	2 years
Estimated volatility in the market price of the common shares	214%
Dividend yield	Nil

For the year ended June 30, 2018, the Company fully expensed $261,401 of the fair value of the warrants as share based compensation (June 30, 2017 – $nil; June 30, 2016 – $nil).

b)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately and the remaining 500,000 vested during the year ended June 30, 2018.

The fair value of these issued warrants of $44,087 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil

For the year ended June 30, 2018, the Company fully expensed $44,087 of the fair value of the warrants as share based compensation (June 30, 2017 – $nil; June 30, 2016 – $nil).

c)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at June 30, 2018, the deliverables were not met.

The fair value of these issued warrants of $16,499 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil

For the year ended June 30, 2018, the Company expensed $4,125 of the fair value of the warrants as share based compensation (June 30, 2017 – $nil; June 30, 2016 – $nil).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

10. WARRANTS (continued)

d)
On March 9, 2018 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance.

The fair value of these issued warrants of $1,336,934 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	Nil

For the year ended June 30, 2018, the Company fully expensed $1,336,934 of the fair value of the warrants as share based compensation (June 30, 2017 – $nil; June 30, 2016 – $nil).

e)
On March 9, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at June 30, 2018, the deliverables were not met.

The fair value of these issued warrants of $668,467 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	Nil

For the year ended June 30, 2018, the Company expensed $501,350 of the fair value of the warrants as share based compensation (June 30, 2017 – $nil; June 30, 2016 – $nil).

f)
On March 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 400,000 common shares of the Company exercisable until September 14, 2019 at an exercise price of $1.45 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at June 30, 2018, the deliverables were not met.

The fair value of these issued warrants of $324,775 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

10. WARRANTS (continued)

Stock price	$1.42
Risk-free interest rate	1.75%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	129%
Dividend yield	Nil

For the year ended June 30, 2018, the Company expensed $121,791 of the fair value of the warrants as share based compensation (June 30, 2017 – $nil; June 30, 2016 – $nil).

11.
OPTIONS

On November 22, 2017, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

Outstanding options as at June 30, 2018 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Executive Officers	900,000	$0.78	2.62
Directors	100,000	$0.40	2.55
Consultants	750,000	$0.70	2.60
	1,750,000

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value Expense
January 16, 2018(i)	January 15, 2021	1,000,000	1,000,000	$0.40	$377,024
March 9, 2018(ii)	March 8, 2021	750,000	750,000	$1.15	$800,703

(i)
The options fully vested on issuance and the fair value of $377,024 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

11. OPTIONS (continued)

Stock price	$0.40
Risk-free interest rate	1.78%
Expected life	3 years
Estimated volatility in the market price of the common shares	218%
Dividend yield	Nil

(ii)
The options fully vested on issuance and the fair value of $800,703 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	213%
Dividend yield	Nil

During the year ended June 30, 2018, the Company fully expensed $1,177,727 of the fair value of the options as a result of the issuances which have been recorded as share based compensation (June 30, 2017 – $nil; June 30, 2016 – $nil).

12. COMMITMENTS

(a)
Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company an exclusivity option on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to USD $100,000 for such exclusivity until termination by either party. During the year ended June 30, 2018, the Company paid $42,550 to the third party and expensed $42,550 as an exclusivity fee (June 30, 2017 – $nil; June 30, 2016 – $nil).

(b)
Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

13. INCOME TAXES

Canadian
Current Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2018	June 30, 2017	June 30, 2016
Loss from Canadian operations	$(4,860,659)	$(88,405)	$(73,712)
Combined Canadian statutory income tax rates	26.50%	26.50%	26.50%
Income tax recovery at statutory income tax rates	$(1,288,075)	$(23,427)	$(19,534)
Increase (decrease) in taxes resulting from:
Stock-based compensation expense	913,565	-	-
Other	4,790	-	-
Unrecognized benefit of non-capital losses	369,720	23,427	19,534
Provision for income taxes	$-	$-	$-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30, 2018	June 30, 2017
Amounts related to tax loss carry forwards	$4,868,000	$3,474,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Non-capital Losses, Canadian

As at June 30, 2018, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $4,868,000 which may be applied against future Canadian taxable income and expire as detailed below. No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time. The Company is in the process of filing its corporate tax returns for the years ended June 30, 2015 to June 30, 2018. The net operating losses for these years will not be available to reduce future taxable income until the returns are filed.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

13. INCOME TAXES (continued)

2027	536,000
2028	868,000
2029	911,000
2030	260,000
2031	251,000
2032	153,000
2033	25,000
2034	131,000
2035	177,000
2036	74,000
2037	88,000
2038	1,394,000
$4,868,000

United States
Current Income Taxes

The major factors that cause variations from the Company’s combined United States federal and state level income tax rates were the following:

June 30, 2018
$
Loss from US operations	(5,274)
Combined federal and state level taxes	26.214%
Expected income tax recovery	(1,383)
Temporary difference, Equipment	(36,285)
Unrecognized benefit of non-capital losses	37,668
Provision for income taxes (recovery)	-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following United States deductible temporary differences:

June 30, 2018
Amounts related to temporary difference, equipment	$144,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

13.
INCOME TAXES (continued)

Non-capital Losses, United States

As at June 30, 2018, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $144,000 which may be applied against future United States taxable income and expire as detailed below. No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

2038	$144,000

14. PROMISSORY NOTE

On June 7, 2018, the Company entered into a revolving promissory note with a customer (the “Promissory Note”). Under the terms of the Promissory Note, the customer could draw up to the principal sum of USD $50,000 at the sole discretion of the Company. The Promissory Note is unsecured, bearing interest at 8% per annum and due twelve months from the date of issuance. As at June 30, 2018, USD $12,000 was outstanding under the Promissory Note.

15. FINANCIAL INSTRUMENTS AND RISK FACTORS

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

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2018:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

15.  FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At June 30, 2018, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2018, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

16. CAPITAL MANAGEMENT

The Company includes equity comprised of issued share capital, contributed surplus, deficit in the definition of capital and accumulated other comprehensive loss. As at June 30, 2018, the Company’s shareholders’ equity was $4,555,271 (June 30, 2017 – shareholders’ deficiency of $626,476). The Company’s objectives when managing capital are as follows:

(i)
to safeguard the Company’s ability to continue as a going concern; and

(ii)
to raise sufficient capital to meet its business objectives.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

16. CAPITAL MANAGEMENT (continued)

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s long-term and short-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

17.
SUBSEQUENT EVENTS

On September 18, 2018, the Company advanced $500,000 for the purchase of 500,000 convertible preferred shares of NWN Inc. (“NWN”) at a price of one $1.00 per preferred share (each, a “Preferred Share”). Each Preferred Share is convertible into one share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations. The Company also agreed to purchase an additional 3,500,000 Preferred Shares at a price of $1.00 per share on or before December 31, 2018 under the same terms and received a right of first refusal to participate in any future equity offerings of NWN. NWN is considered to be a related party by virtue of a common officer and director.

On October 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until September 30, 2020 at an exercise price of $1.50 per share. Of these issued warrants, 100,000 vested immediately while the remaining 150,000 warrants shall vest in 6 equal tranches of 25,000 warrants every three months from the date of issuance.

On October 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until October 14, 2020 at an exercise price of $2.00 per share. The warrants shall vest in 4 equal tranches of 62,500 warrants every three months from the date of issuance.

18.
COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted for the current year. Such reclassifications did not have an impact on previously reported net loss.