Form 20-F
period 2019-06-30
CordovaCann Corp.
filed 2019-12-12
CIK 1168981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

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

217 Queen Street West, Suite 401,
Toronto, Ontario, M5V 0R2, Canada
 (Address of principal executive offices)

Thomas M. Turner, Jr., T: 917-843-2169, F: 416-640-3183,
217 Queen Street West, Suite 401,
Toronto, Ontario, M5V 0R2, Canada
 (Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 40,786,228 as at June 30, 2019

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

CordovaCann Corp. (formerly, LiveReel Media Corporation) is a Canadian corporation governed under the Canada Business Corporations Act of Canada. Approximately 60% of its common shares is held by approximately 355 non-United States citizens and residents as of the day of its most recently completed fiscal year and our business is administered principally outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common shares using this Annual Report on Form 20-F format.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes audited consolidated financial statements of the Company for the years ended June 30, 2019, 2018 and 2017. These audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following is selected financial data for the Company for each of the last three fiscal years ended 2017 through 2019 on a consolidated basis. The data is extracted from the audited consolidated financial statements of the Company for each of the said years.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (CDN)

Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2019	2018	2017
	$	$	$
Revenue	-	-	-
Net loss for year	(5,836,536)	(4,865,933)	(88,405)
Net loss per share	(0.15)	(0.15)	(0.00)

Working capital (deficit)	(3,236,359)	3,882,542	(626,476)
Total assets	4,645,132	4,875,592	6,756
Total liabilities	4,282,562	320,321	633,232
Capital stock	14,636,828	14,480,241	7,880,660
Contributed surplus	5,226,156	3,808,611	361,196
Equity portion of convertible debentures	62,498	-	-
Accumulated deficit	(19,570,801)	(13,734,265)	(8,868,332)
Accumulated other comprehensive income	7,889	684	-
Shareholders’ equity (deficiency)	362,570	4,555,271	(626,476)

Summary of Financial Information in Accordance with U.S. GAAP (CDN)

Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2019	2018	2017
	$	$	$
Revenue	-	-	-
Net loss for year	(5,836,536)	(4,865,933)	(88,405)
Net loss per share	(0.15)	(0.15)	(0.00)

Working capital (deficit)	(3,236,359)	3,882,542	(626,476)
Total assets	4,645,132	4,875,592	6,756
Total liabilities	4,282,562	320,321	633,232
Capital stock	14,636,828	14,480,241	7,880,660
Contributed surplus	5,226,156	3,808,611	361,196
Equity portion of convertible debentures	62,498	-	-
Accumulated deficit	(19,570,801)	(13,734,265)	(8,868,332)
Accumulated other comprehensive income	7,889	684	-
Shareholders’ equity (deficiency)	362,570	4,555,271	(626,476)

The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On November 30, 2019, being the last day of November 2019, the exchange rate, based on the daily buying rates, for the conversion of Canadian Dollars into United States Dollars (the “Daily Rate of Exchange”) was $0.7525.

The following table sets out the high and low exchange rates for each of the last six months.

2019	November	October	September	August	July	June

High for period	$0.7606	$0.7659	$0.7603	$0.7566	$0.7670	$0.7641
Low for period	$0.7515	$0.7502	$0.7495	$0.7505	$0.7586	$0.7424

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Daily Rate of Exchange on the last day of each month during the period.

	Year Ended June 30,
	2019	2018	2017	2016	2015
Average for the year	$0.7556	$0.7855	$0.7564	$0.7540	$0.8466

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

CordovaCann is expected to continue to derive a portion of its revenues from the cannabis industry in certain states of the United States, which is illegal under United States federal law. While the Company’s business activities are compliant with applicable state and local laws, such activities remain illegal under United States federal law. CordovaCann is involved in the cannabis industry in the United States where local and state laws permit such activities or provide limited defenses to criminal prosecutions. The enforcement of relevant laws is a significant risk.

Over half of the U.S. states have enacted comprehensive legislation to regulate the sale and use of medical cannabis. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a Schedule 1 controlled substance under the United States Controlled Substances Act of 1970. As such, cannabis-related practices or activities, including without limitation, the cultivation, manufacture, importation, possession, use or distribution of cannabis, are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under United States federal law, nor will it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company’s operations and financial performance.

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

For the reasons set forth above, the Company’s existing interests in the United States cannabis market may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada. It has been reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis companies that have investments in the United States. CDS is Canada’s central securities depository, clearing and settlement hub settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States, despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators (“CSA”) and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“TMX MOU”) with Aequitas NEO Exchange Inc., the Canadian Securities Exchange (“CSE”), the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to companies with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed companies. As a result, there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange. The Company has obtained eligibility with the Depository Trust Company (“DTC”) for its Common Share quotation on the OTCQB and such DTC eligibility provides another possible avenue to clear Common Shares in the event of a CDS ban.

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

CordovaCann’s investments have been focused in three states that have legalized the medical and/or recreational use of cannabis, being Oregon, Colorado and California. Over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis. However, the U.S. federal government has not enacted similar legislation. As such, the cultivation, manufacture, distribution, sale and use of cannabis remains illegal under U.S. federal law.

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

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the CSA published Staff Notice 51-352 setting out the CSA’s disclosure expectations for specific risks facing companies with cannabis-related activities in the United States. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for companies with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all companies with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as companies that provide goods and services to third parties involved in the U.S. cannabis industry. The Company views Staff Notice 51-352 favourably, as it provides increased transparency and greater certainty regarding the views of the exchanges and the regulators regarding the Company’s existing operations and strategic business plan as well as the Company’s ability to pursue further investments and opportunities in the United States.

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

Passive Foreign Investment Company.

There is a risk that the Company may, in the future, be construed as a passive foreign investment Company (“PFIC”). If the Company is a PFIC, its shareholders in the U.S. are likely subject to adverse U.S. tax consequences. Under U.S. federal income tax laws, if a Company is a PFIC for any year, it could have adverse U.S. federal income tax consequences to a U.S. shareholder with respect to its investment in Common Shares. The Company may earn royalty and franchise revenue which may be treated as passive income unless the royalty and franchise revenue is derived in the active conduct of a trade or business. Assessing whether royalty or franchise revenue received by the Company and its subsidiaries is derived in the active conduct of a trade or business involves substantial factual and legal ambiguity. Based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Furthermore, because PFIC determinations are made annually, it is possible that the Company will meet the requirements to be treated as a PFIC in one or more years, but not meet such requirements in other years. U.S. shareholders should consult their own tax advisors regarding the potential adverse tax consequences to owning PFIC stock, and whether they are able to and should make any elections or take other actions to mitigate such potential adverse tax consequences.

If the Company is deemed to be an investment Company under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”), it may be required to institute burdensome compliance requirements and its activities may be restricted.

The Company intends to conduct its operations so that it is not required to register as an investment Company under the Investment Company Act. Section 3(a)(1)(C) of the Investment Company Act defines an investment Company as any Company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40.0% of the value of the Company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. However, any Company primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities is exempt from the requirements of the Investment Company Act under Section 3(b)(1).

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

Competition.

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

Dividends.

CordovaCann has not paid dividends in the past and the Company does not anticipate paying any dividends in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings.

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

The Company relies on a combination of laws and contractual provisions to establish and protect its rights in it intellectual property. There can be no assurance that the steps taken to protect proprietary rights will be adequate to deter misappropriation of intellectual property or technology. The Company may face claims alleging infringement of intellectual property rights held by others. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. An adverse determination in legal proceedings, a costly litigation process or a costly settlement could have a material adverse effect on the Company’s business, prospects, revenues, operating results and financial condition.

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

Costs of maintaining a public listing.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of securities exchanges require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. CordovaCann may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

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

ITEM 4 - INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

CordovaCann was originally named “Biolink Corp.” and was formed as a result of an amalgamation completed between “Biolink Corp.”, “1149250 Ontario Inc.” and “I.D. Investments Inc.” under the Business Corporation Act (Ontario) (“OBCA”) on March 18, 1997. In connection with a number of corporate reorganizations, the Company changed its name to “First Empire Entertainment.com Inc.”, “First Empire Corporation Inc.”, “Noble House Entertainment Inc.” and “Live Reel Media Corporation”. On October 20, 2006, the Company completed its continuance from the OBCA to the Business Corporation Act (Canada) and concurrently changed its name from “Live Reel Media Corporation” to “LiveReel Media Corporation”. On January 3, 2018, the Company changed its name to its current name, “CordovaCann Corp.”

The Company is a “reporting issuer” in the Province of Ontario, Canada which is governed by the Ontario Securities Commission. The Company’s common shares are listed for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “CDVA”. Furthermore, the Company is also a fully reporting OTC Markets company and its common shares are currently listed and trade on the OTCQB under the trading symbol “LVRLF”. CordovaCann’s head office and registered office is located at 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

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

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas (Taz) M. Turner, Jr.

On November 22, 2017, the Company held its annual and special meeting of the shareholders (the “Meeting”). At the Meeting, shareholders voted in favor of all of the matters submitted before the meeting as further set out in the notice of annual and special meeting of the shareholders and management information circular, both dated October 20, 2017. Furthermore, at the Meeting, the shareholders elected Graham Simmonds, Henry J. Kloepper, Thomas (Taz) M. Turner, Jr., Ashish Kapoor, Nathan Nienhuis and Eric Lowy to serve as Directors of the Company until the next annual shareholders meeting of the Company.

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

On April 3, 2018, the Company changed the name of its wholly-owned Ontario-based subsidiary from “LiveReel Productions Corporation” to “CordovaCann Holdings Canada, Inc.” (“Cordova Canada”) to act as the Company’s primary operating subsidiary in Canada.

On May 17, 2018, Graham Simmonds resigned as a Director of the Company and Thomas (Taz) M. Turner, Jr. replaced Mr. Simmonds as Chairman of the Company. Furthermore, the Board of Directors also appointed Nathan Nienhuis to serve as the Company’s Chief Operating Officer.

On September 4, 2018, the Company incorporated Cordova Investments Canada, Inc., a wholly-owned Ontario-based subsidiary (“Cordova Investments Canada”) to act as the Company’s parent holding company in Canada.

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

On November 6, 2018, the Company incorporated CDVA Enterprises, LLC, a California limited liability company (“CDVA Enterprises”), as a wholly-owned subsidiary of CordovaCann USA, to act as the Company’s primary operating subsidiary in the State of California.

On October 28, 2019, Eric Lowy resigned as a Director of the Company.

Transaction Summaries

Summary of Colorado Transaction

On January 18, 2018, Cordova CO, entered into a license agreement with Clearview Industries, LLC, a Colorado limited liability company (“Clearview Industries”), which holds a Medical and Retail Infused Product license issued by Colorado’s Marijuana Enforcement Division. Under the terms of the license agreement, Cordova CO granted Clearview Industries a limited, non-exclusive, non-transferable license to utilize certain technology, standard operating procedures and other intellectual property of CordovaCann (the “Intellectual Property”) for the purpose of manufacturing, packaging and distributing cannabis infused products for consumption in the State of Colorado and in accordance with the laws of the State of Colorado. Under the license agreement, Cordova CO shall receive 29% of the gross profits generated by any products produced and sold by Clearview Industries utilizing the Intellectual Property. The license agreement has an initial term of five (5) years. Furthermore, Cordova CO has also purchased assets from Clearview Industries which Cordova CO leases back to Clearview Industries along with new additional assets under a master equipment lease. To date, the operations of Clearview Industries have not yet been profitable and the Company has not received any payments towards the license agreement or the equipment lease.

On June 7, 2018, Cordova CO entered into a revolving promissory note receivable (“Promissory Note”) with Clearview Industries for up to the principal sum of US $50,000 for working capital purposes. Subsequently, the Promissory Note was amended to allow the customer to draw up to the principal sum of US $100,000 and the maturity date was extended until June 7, 2020. The Promissory Note is unsecured, bearing interest at 8% per annum. The equipment and the promissory note were deemed impaired during the year ended June 30, 2019.

Summary of Oregon Transaction

On April 4, 2018, Cordova OR entered into an agreement to acquire Cordova OR Operations, LLC (“OR Operations) for the acquisition of land and building for a total purchase price of US $1,440,000. Under the terms of the agreement, Cordova OR acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000) on April 4, 2018, and acquired the remaining 72.5% interest on June 19, 2019 for $1,361,048 (US $1,040,000). The assets of OR Operations consists of land, building and construction in progress with the construction in progress funded by Cordova OR. The total assets acquired through the transaction amounted to $3,645,389 and Cordova OR also incurred transaction costs in the amount of $203,453 in relation to the asset acquisition. The Company intends to continue its buildout the Oregon property to complete the construction and establish cultivation and processing facilities on the premises.

Summary of the Proposed California Transaction

On October 10, 2019, Cordova CA entered into a non-binding letter of intent (the “LOI”) to purchase real assets and intellectual property (the “Assets”) of a third party Los Angeles-based cannabis venture (the “Transaction). Pursuant to the terms of the LOI, the CordovaCann has agreed to issue a total of ten million (10,000,000) common shares of the Company, valued at $2,658,800 (US $2,000,000), to the vendor in exchange for the Assets. Post-closing of the Transaction, the vendors would own approximately twenty percent of the outstanding common shares of the Company. Furthermore, Cordova has also agreed to commit a further US $1,500,000 to fund the required capital expenditures and efforts of the Operators to advance the operations in California. Cordova CA has also provided a $398,820 (US $300,000) as a loan to the vendors as a deposit towards the $1,994,100 (US $1,500,000) required capital expenditure amount.

Summary of Investment in NWN Inc.

On September 18, 2018, Cordova Investments Canada entered into a letter of intent with NWN Inc. (“NWN”) to form a strategic partnership. This new partnership would allow CordovaCann to license from NWN industry-leading cannabinoid technology and intellectual property for use in a number of U.S. jurisdictions currently served by the Company. NWN is a privately-held Canadian company that is conducting research on the effects of cannabinoids to develop novel compilations and formulations of cannabis-derived products for global commercial use. NWN’s intellectual property and product development initiatives are focused on the manufacturing of consistent cannabinoid derivative products. NWN also conducts research on the genetic properties of cannabis to develop genetically differentiated cannabis plants that improve yields and enhance specific attributes of cultivated flower. Furthermore, on September 18, 2018, Cordova Investments Canada paid $500,000 for the purchase of 500,000 convertible preferred shares of NWN at a price of $1.00 per preferred share. Each preferred share is convertible into one common share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations. The Company also received a right of first refusal to participate in any future equity offerings of NWN. NWN is considered to be a related party by virtue of a common officer and director with CordovaCann.

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

CordovaCann has entered into strategic relationships and investments with cannabis operators in Oregon, Colorado and California. The Company will provide a variety of resources and services to these respective operators including, but not limited to: capital commitments, strategic positioning, brand development, best operating practices, access to intellectual property, administrative assistance, and general business consulting. Over the next twelve months, CordovaCann is focused on growing the operations of these strategic relationships. Moving forward, the Company will also seek partnerships with cannabis operators in key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to immediately develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms with a view to allowing these clients and prospective clients to gain access to our channels to market and to also generate additional revenue for the Company. The platform that the Company is building will seek to ensure that the end products are consistent across all jurisdictions by maintaining strict and professional standard operating procedures covering everything from marketing, sales, packaging, and branding through to the ultimate end user experience.

Over the longer-term, CordovaCann will focus on continuing to expand its reach into additional legal markets, with an increasing focus on international operations. The Company expects to organically build and forge strategic relationships with cannabis producers and processors in North America, South America, Europe, and Asia, but expects it should also be able to serve these markets through the export of products from Canada where legal. As the Company works to penetrate each of these markets with its branded products, the Company will likely develop and/or acquire new brands and products to further leverage its channels to market through the broadening of its product offerings. Additionally, CordovaCann may invest in additional parts of the cannabis value chain such as distribution and retail dispensaries, in markets where such assets are legal and provide a competitive advantage and significant operating leverage for the Company.

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

(C) ORGANIZATIONAL STRUCTURE

The following diagram presents the corporate subsidiaries of the Company, all of which are wholly-owned subsidiaries (the “Subsidiaries”):

The following table presents the corporate subsidiaries of the Company, all of which are wholly-owned subsidiaries (the “Subsidiaries”):

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Ownership
CordovaCann Holdings Canada, Inc.	Ontario (Canada)	100%
Cordova Investments Canada, Inc.	Ontario (Canada)	100%
CordovaCann Holdings, Inc.	Delaware (USA)	100%
Cordova CO Holdings, LLC	Colorado (USA)	100%
Cordova CA Holdings, LLC	California (USA)	100%
CDVA Enterprises, LLC	California (USA)	100%
Cordova OR Holdings, LLC	Oregon (USA)	100%
Cordova OR Operations, LLC	Oregon (USA)	100%
Cannabilt Holdings, Inc.	Oregon (USA)	100%
Cannabilt Farms, LLC	Oregon (USA)	100%
Cannabilt OR Retail, LLC	Oregon (USA)	100%
Future Processing, LLC	Oregon (USA)	100%

 Note:
(1)
Cordova CO Holdings, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(2)
Cordova CA Holdings, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(3)
CDVA Enterprises, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(4)
Cordova OR Holdings, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(5)
Cordova OR Operations, LLC is a 100% subsidiary of Cordova OR Holdings, LLC.
(6)
Cannabilt Holdings, Inc. is a 100% subsidiary of CordovaCann Holdings, Inc.
(7)
Cannabilt Farms, LLC is a 100% subsidiary of Cannabilt Holdings, Inc.
(8)
Cannabilt OR Retail, LLC is a 100% subsidiary of Cannabilt Holdings, Inc.
(9)
Future Processing, LLC is a 100% subsidiary of Cannabilt Holdings, Inc.

(D) PROPERTY PLANTS AND EQUIPMENT

The Company does not lease any real property.

The Company, through its wholly-owned subsidiary OR Operations a premise located at 17551 SE Hwy 224, Damascus, Oregon 97089. The Premises consists of approximately 231,000 square feet.

The Company’s registered office is 217 Queen Street West, Suite 401, Toronto, Ontario, Canada, M5V 0R2. It is not charged monthly rent under this arrangement.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto contained elsewhere in this report. The following is stated in CAD.

Results of operations

For the Years Ending June 30,	2019	2018	2017
	$	$	$
Revenue	-	-	-
Cost of sales	30,529	12,770	-
Expenses	5,547,863	4,880,359	88,405
Other expense (income)	258,114	(27,196)	-
Net loss for year	(5,836,536)	(4,865,933)	(88,405)
Net loss per share	(0.15)	(0.15)	(0.00)

Revenues

During the year ended June 30, 2019, 2018 and 2017, the Company recorded $nil in revenue from the rental of cannabis-related equipment or other sources. The Company has not recorded any revenue during such periods pending a determination that collectability is reasonably assured. The Company will recognize its revenue upon receipt.

In relation to the aforementioned cannabis-related equipment rental revenue, cost of sales for the year ended June 30, 2019 were $30,529 as compared to $12,770 for the year ended June 30, 2018. Cost of sales for the year ended June 30, 2017 were $nil. Cost of sales is a result of the Company’s depreciation expense on its cannabis-related equipment.

Expenses

The overall analysis of the expenses is as follows:

For the Years Ending June 30,	2019	2018	2017
	$	$	$
Consulting fees	2,448,560	977,410	-
Share based compensation	1,413,919	3,447,415	-
Professional fees	371,079	225,151	8,250
Shareholders information services	379,058	52,714	19,107
Advertising costs	88,917	-	-
Office and general	605,334	120,274	5,468
Financing costs	-	14,845	55,580
Exclusivity fee	48,367	42,550	-
Impairment of promissory note receivable	85,114	-	-
Impairment of equipment	107,515	-	-
	5,547,863	4,880,359	88,405

Consulting Fees

Consulting fees for the year ended June 30, 2019 were $2,448,560 as compared to $977,410 for the year ended June 30, 2018 and $nil for the year ended June 30, 2017. Consulting fees increased due to the hiring of consultants in late fiscal 2018 and during fiscal 2019, as a result of the Company’s increased activity in the cannabis sector.

Share Based Compensation

Share based compensation expense for the year ended June 30, 2019 were $1,413,919 as compared to $3,447,415 for the year ended June 30, 2018 and $nil for the year ended June 30, 2017. Share based compensation expense was the result of warrants issued to consultants and options issued under the stock option plan during the years ended June 30, 2019 and 2018.

Professional Fees

Professional fees for the year ended June 30, 2019 were $371,079 as compared to $225,151 for the year ended June 30, 2018 and $8,250 for the year ended June 30, 2017. Professional fees consisted of legal and audit fees. The increase in professional fees during the year ended June 30, 2019 was primarily due to an increase in legal and accounting bills related to the Company’s growing operations in the cannabis industry.

Shareholder Information Services

Shareholder information services for the year ended June 30, 2019 were $379,058 as compared to $52,714 for the year ended June 30, 2018 and $19,107 for the year ended June 30, 2017. Shareholder information services for the year ended June 30, 2019, 2018 and 2017 were comprised of annual general meeting costs and accruals, transfer agent fees, other filing fees and investor relation services.

Advertising

Advertising costs for the year ended June 30, 2019 were $88,917 as compared to $nil for the years ended June 30, 2018 and 2017. Advertising costs during the year ended June 30, 2019 were primarily a result of the Company’s efforts to increase traction to potential investors and other opportunities.

Office and General

Office and general costs for the year ended June 30, 2019 were $605,334 as compared to $120,274 for the year ended June 30, 2018 and $5,468 for the year ended June 30, 2017. Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants. The increase in office and general costs for the year ended June 30, 2019 were primarily a result of increased travel and administrative expenses in relation to the Company’s pursuit of new opportunities.

Financing Costs

Financing costs for the year ended June 30, 2019 were $nil as compared to $14,845 for the year ended June 30, 2018 and $55,580 for the year ended June 30, 2017. Financing costs were in relation to accrued interest on the Company’s liabilities. The decrease in financing costs during the year ended June 30, 2018 and 2019 were in relation to the settlement of a shareholder loan and repayments of related party loans as compared to the year ended June 30, 2017.

Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company exclusivity on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to USD $100,000 for such exclusivity. During the year ended June 30, 2019, the Company paid and expensed $48,367 as compared to $42,550 for the year ended Jun 30, 2018 as a result of the exclusivity fee.

Impairment of Promissory Note Receivable

During the year ended June 30, 2019, the Company impaired a promissory note receivable in the amount of $85,114 as compared to $nil for the years ended June 30, 2018 and 2017. The impairment during the year ended June 30, 2019 was due to issues related to the collectability of the principal amount of the promissory note.

Impairment of Equipment

During the year ended June 30, 2019, the Company recorded an impairment of equipment of $107,515 as compared to $nil for the years ended June 30, 2018 and 2017. The impairment of equipment during the year ended June 30, 2019 was in relation to the equipment that was leased to a third party in the State of Colorado.

Other Income

The overall analysis of other income is as follows:

For the Years Ending June 30,	2019	2018	2017
	$	$	$
Interest expense	39,215	-	-
Accretion expense	24,680	-	-
Loss on settlement of fees	12,700	-	-
Foreign exchange loss (gain)	57,121	(27,196)	-
Loss on deposit	124,428	-	-
	258,144	(27,196)	-

Interest Expense

During the year ended June 30, 2019, the Company recorded interest expense of $39,215 as compared to $nil for the years ended June 30, 2018 and 2017. The interest expense during the year ended June 30, 2019 was in relation to convertible debentures, promissory notes and a mortgage issued during the year.

Accretion Expense

During the year ended June 30, 2019, the Company recorded an accretion expense of $24,680 as compared to $nil for the years ended June 30, 2018 and 2017. The accretion expense during the year ended June 30, 2019 was in relation to discount on convertible debentures and promissory notes issued during the year.

Loss on Settlement of Fees

During the year ended June 30, 2019, the Company recorded a loss on settlement of fees of $12,700 as compared to $nil for the years ended June 30, 2018 and 2017. The loss on settlement of fees during the year ended June 30, 2019 was in relation to outstanding fees that were settled with the issuance of $250,000 in convertible debentures.

Foreign Exchange Loss (Gain)

Foreign exchange losses for the year ended June 30, 2019 were $57,121 as compared to a foreign exchange gain of $27,196 for the year ended June 30, 2018. The foreign exchange changes for the year ended June 30, 2019 was a result of in transactions based in United States Dollars.

Loss on Deposit

During the year ended June 30, 2019, the Company recorded a loss on deposit of $124,428 as compared to $nil for the years ended June 30, 2018 and 2017. The loss on deposit relates to a non-refundable deposit made on a proposed asset purchase and the transaction was effectively terminated.

Net Loss and Comprehensive Loss

Net loss for the year ended June 30, 2019 was $5,836,536 as compared to $4,865,933 for the year ended June 30, 2018 and $88,405 for the year ended June 30, 2017.

Comprehensive loss for the year ended June 30, 2019 was $5,829,331 as compared to $4,865,249 for the year ended June 30, 2018 and $88,405 for the year ended June 30, 2017.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2019, the Company had total assets of $4,645,132 (June 30, 2018 – $4,875,592) consisting of cash and cash equivalents of $71,849, prepaid expenses and deposits of $427,894, investment in a related party of $500,000 and property and equipment of $3,645,389. At June 30, 2018, the Company had total assets of $4,875,592 consisting of cash and cash equivalents of $3,250,697, promissory note receivable of $15,802, prepaid expenses and deposits of $325,659, advances to OR Operations of $610,705, long term investment in OR Operations of $534,311 and property and equipment of $138,418.

The decrease in assets from June 30, 2018 to June 30 2019 was primarily the result of operating expenses incurred during the year, offset with proceeds from the issuance of promissory notes, mortgage payable and convertible debentures. The increase in prepaid expenses and deposits at June 30, 2019 were primarily the result of increased prepaid activity closer to year end. The Company’s investment in a related party was a new investment made during the year. The increase in property and equipment was a result of the Company’s acquisition of OR Operations and the assets acquired during the year ended June 30, 2019.

As at June 30, 2019, the Company had total liabilities of $4,282,562 (June 30, 2018 – $320,321) consisting of accounts payable and accrued liabilities of $1,371,386, a mortgage payable of $657,633, debenture unit deposits of $594,889, promissory notes payable of $1,112,194 and long term convertible debentures of $546,460. At June 30, 2018, the Company had total liabilities of $320,321 consisting of accounts payable and accrued liabilities.

The increase in accounts payable and accrued liabilities from June 30, 2018 to June 30, 2019 was a result of the Company’s increased operations and limited cash flow. During the year ended June 30, 2019, the Company issued debt through a mortgage payable, promissory notes payable, convertible debentures and subscriptions thereto to assist in financing its operations and investments.

As at June 30, 2019, the Company had a working capital deficiency of $3,236,359 as compared to a working capital surplus of $3,882,542 as at June 30, 2018. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances. The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this.

Cash Used in Operating Activities

The Company used cash in operating activities of $2,936,734 (June 30, 2018 – $1,177,474; June 30, 2017 – $2,420) for the year-ended June 30, 2019 due to the reasons as discussed above.

Cash Used in Investing Activities

The Company used cash in investing activities of $3,069,685 (June 30, 2018 – $1,304,415; June 30, 2017 – $nil) for the year ended June 30, 2019. The increase was primarily attributable to cash used for the asset acquisition of OR Operations and investment in a related party during the year.

Cash From Financing Activities

The Company received proceeds from financing activities of $2,820,366 (June 30, 2018 – $5,731,902; June 30, 2017 – $2,420) during the year ended June 30, 2019. The decrease was attributable to decreased proceeds from financings during the year ended June 30, 2019 as compared to 2018. During the year ended June 30, 2019, the Company was primarily financed through debt issuances though a mortgage payable, promissory notes payable, convertible debentures and subscriptions thereto as compared to equity issuances during the year ended June 30, 2018.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years ended 2019, 2018 and 2017.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2019, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

As at June 30, 2019, the Company did not have any key contractual obligations.

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

Given the Issuer’s size and stage of operations, the Board does not have a separate compensation committee and such functions are addressed by the entire Board.

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

2. Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to all persons who served as the Company’s Directors and Officers during the fiscal year ended June 30, 2019. The information is provided for the fiscal years ended 2019, 2018 and 2017.

					Non-equity incentive plan compensation (CAD $)
Name and principal position	Year	Salary (CAD $)	Share-based awards (CAD $)	Option-based awards (CAD $)	Annual incentive plans	Long-term incentive plans	Pension value (CAD $)	All other compensation (CAD $)	Total compensation (CAD $)
Thomas M, Turner, Jr.,	2019	264,740	-	-	-	-	-	-	264,740
Chairman and Chief Executive Officer	2018	141,126	-	216,694(1)	-	-	-	-	357,820
	2017	-	-	-	-	-	-	-	-
Ashish Kapoor,	2019	264,740	-	-	-	-	-	-	264,740
Director, Chief Financial Officer and	2018	141,126	-	216,694(1)	-	-	-	-	357,820
Corporate Secretary	2017	-	-	-	-	-	-	-	-
Nathan Nienhuis,	2019	264,740	-	-	-	-	-	-	264,740
Director and Chief Operating Officer	2018	56,574	-	1,815,029(1)	-	-	-	-	1,871,603
	2017	-	-	-	-	-	-	-	-
Henry J. Kloepper,	2019	31,769	-	-	-	-	-	-	31,769
Director	2018	7,747	-	18,851(1)	-	-	-	-	26,598
	2017	-	-	-	-	-	-	-	-
Eric Lowy,	2019	31,769	-	-	-	-	-	-	31,769
Former Director	2018	7,747	-	18,851(1)	-	-	-	-	26,598
	2017	-	-	-	-	-	-	-	-

 Note:
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

(C) BOARD PRACTICES

The Board is currently comprised of four (4) directors; being; Thomas (Taz) M. Turner, Jr. (Chairman); Ashish Kapoor; Nathan Nienhuis and Henry J. Kloepper who were each elected by the Company’s shareholders to hold office until the next annual meeting of shareholders or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the by-laws of the Company. Mr. Kloepper is currently the only “independent” director. Mr. Turner, the Company’s Chief Executive Officer; Mr. Kapoor, the Company’s Chief Financial Officer; and Mr. Nienhuis, the Company’s Chief Operating Officer; are not considered to be independent. The Board has determined that a board of four (4) members will be effective in the governance and supervision of the management of the Company’s business and affairs at this time.

Other than the Audit Committee, the Board has no other committees. The directors are regularly informed of or are actively involved in the operations of the Issuer. The scope and size of the Issuer’s operations and development does not currently warrant an increase in the size of the Board or the formation of additional committees, however, the Board periodically examines its size and constitution and may from time to time establish ad hoc committees to deal with specific situations.

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

Audit Committee

The current members of the Company’s Audit Committee are Henry J. Kloepper, who is also the Chair of the Audit Committee, Thomas (Taz) M. Turner, Jr., Ashish Kapoor and Nathan Nienhuis. Mr. Kloepper is currently the only “independent” member of the Audit Committee. Mr. Turner, the Company’s Chief Executive Officer; Mr. Kapoor, the Company’s Chief Financial Officer; and Mr. Nienhuis, the Company’s Chief Operating Officer, are not considered to be independent members of the Audit Committee. All members of the Audit Committee are considered to be financially literate.

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

(E) SHARE OWNERSHIP

The Corporation had the following plans as at June 30, 2019 and the date of this Annual Report:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons as at June 30, 2019:

		Option-Based Awards			Share-Based Awards
Name	Number of Shares Held	Number of securities underlying unexercised options	Option exercised price	Option expiration date	Number of shares or units of shares that have not vested	Market or payout value of share based awards that have not vested
		(#)	(CAD $)		(#)	(CAD $)
Thomas M, Turner, Jr.,	2,947,523(1)	150,000(3)	0.4	Jan 15, 2021	-	-
Chairman and Chief Executive Officer		150,000(3)	1.15	Mar 8, 2021
Ashish Kapoor,	5,997,380(2)	150,000(3)	0.4	Jan 15, 2021	-	-
Director, Chief Financial Officer and		150,000(3)	1.15	Mar 8, 2021
Corporate Secretary
Nathan Nienhuis,	-	1,500,000(4)	1.15	Mar 8, 2020	-	-
Director and Chief Operating Officer		150,000(3)	0.4	Jan 15, 2021
		150,000(3)	1.15	Mar 8, 2021
Henry J. Kloepper,	-	50,000(3)	0.4	Jan 15, 2021	-	-
Director
Eric Lowy,	-	50,000(3)	0.4	Jan 15, 2021	-	-
Former Director

Note:
(1)
Includes 2,947,523 Common Shares owned by T3 Research, LLC. Mr. Turner also may be seen to have control or direction over an additional 2,947,523 Common Shares held by Southshore Capital Partners, LP, a private investment fund.
(2)
Includes 5,895,046 Common Shares owned by 2364201 Ontario Corp. and 35,000 Common Shares held by Mr. Kapoor’s spouse.
(3)
Option-based awards issued under the Option Plan; all of which are fully vested and exercisable.
(4)
On March 9, 2018 and in connection to a consulting agreement, Mr. Nienhuis was issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance.

There were 40,786,228 Common Shares issued and outstanding as at June 30, 2019 and as at the date of this Annual Report. There were 1,750,000 options and 8,375,000 warrants issued and outstanding as at June 30, 2019 and 1,750,000 options and 5,331,500 warrants issued and outstanding as at the date of this Annual Report.

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

As at the date of this Annual Report, intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 56.0% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as at June 30, 2019. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of Shareholder	No. of Shares Held	% of Issued Shares

2364201 Ontario Corp.	5,895,046	14.45%
Southshore Capital Partners, LP	2,947,523	7.23%
T3 Research, LLC	2,947,523	7.23%
Crimson Fund I, LLC	2,054,491	5.04%

All of the Company’s shareholders have the same voting rights.

As at the date of this Annual Report, the Company had 40,786,228 common shares outstanding, which, as per the details provided by TSX Trust Company, the Company’s registrar and transfer agent, were held by approximately 415 record holders (excluding the beneficial shareholders held through the intermediaries) of which 60 shareholders are based in the United States (including the beneficial shareholders held through the intermediaries) and hold an aggregate of 16,124,667 shares or less than 40% of the Common Shares.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2019, 2018 and 2017 and balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

1.
During the year ended June 30, 2019, the Company received $nil (June 30, 2018 – $nil; June 30, 2017 – $2,420) in advances from related parties, for working capital purposes;

2.
During the year ended June 30, 2019, the Company purchased equipment valued at $nil (June 30, 2018 – $44,439; June 30, 2017 – $nil) from a corporation related by virtue of a common officer and a director;

3.
During the year ended June 30, 2019, the Company expensed $1,116,103 (June 30, 2018 – $508,399; June 30, 2017 – $nil), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at June 30, 2019, the Company has a prepaid expense amount paid to such related corporation in the amount of $nil (June 30, 2018 – $74,147) and fees payable to officers and directors of the Company of $546,653 (June 30, 2018 – $59,518); and

4.
During the year ended June 30, 2019, the Company expensed $nil (June 30, 2018 – $2,286,120; June 30, 2017 – $nil) in share based compensation related to officers and directors of the Company.

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

On October 28, 2019, Eric Lowy resigned as a Director of the Company.

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

Date	High ($)	Low ($)	Volume
November, 2019	0.18	0.18	59,000
October, 2019	0.50	0.16	862,242
September, 2019	0.30	0.20	271,475
August, 2019	0.44	0.28	221,313
July, 2019	0.59	0.38	74,025
June, 2019	0.70	0.48	200,516
May, 2019	0.92	0.68	155,801
April, 2019	0.90	0.65	149,670
March, 2019	0.93	0.80	389,960
February, 2019	0.98	0.79	234,050
January, 2019	0.95	0.82	215,069
December, 2018	1.03	0.85	103,077

The following table sets forth the reported high and low prices and the trading volume of the Common Shares on the OTCQB marketplace for each month for the twelve (12) months prior to the date of this Annual Report.

Date	High (USD $)	Low (USD $)	Volume
November, 2019	0.34	0.13	218,500
October, 2019	0.58	0.13	1,424,400
September, 2019	0.24	0.14	457,400
August, 2019	0.40	0.21	500,100
July, 2019	0.49	0.28	231,500
June, 2019	0.56	0.37	452,600
May, 2019	0.70	0.51	386,700
April, 2019	0.70	0.50	296,100
March, 2019	0.71	0.59	429,500
February, 2019	0.75	0.61	345,500
January, 2019	0.81	0.67	193,500
December, 2018	0.80	0.62	72,300

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

(F) DIVIDEND AND PAYING AGENTS

Not applicable.

(G) STATEMENT BY EXPERTS

Not applicable.

(H) DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 217 Queen Street West, Suite 401, Toronto, Ontario, Canada, M5V 0R2. The Company may be reached at (917) 843-2169. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

(I) SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company's office at 217 Queen Street West, Suite 401, Toronto, Ontario, Canada, M5V 0R2.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2019:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2019, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2019, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

The Company never entered into and did not have at the end of the year ended June 30, 2019, any foreign currency hedge contracts.

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

Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Interim Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2019.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of International Financial Reporting Standards as issued by the International Accounting Standards Board. It is our management’s responsibility to establish and maintain adequate internal control over financial reporting for the Company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set for the by the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 COSO”). Based on the Company’s evaluation and the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as at June 30, 2019 based on the 2013 COSO framework criteria. Management has identified control deficiencies regarding the: (i) lack of segregation of duties; (ii) reliance on independent consultants for review of critical accounting areas and disclosures;and (iii) lack of sufficient financial and personnel resources to design, document and effectuate internal controls over financial reporting. Management of the Company believes that these material weaknesses are due to the small size of the Company’s accounting staff. The small size of the Company’s accounting staff may prevent adequate controls in the future, such as segregation of duties, due to the cost/benefit of such remediation. To mitigate the current limited resources and limited staff, the Company relies heavily on direct management oversight of transactions, along with the use of legal and accounting professionals. As the Company grows, the number of employees is expected to increase, which will enable the Company to implement adequate segregation of duties within the internal control framework.

These control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to the Company’s consolidated financial statements may not be prevented or detected on a timely basis. Accordingly, the Company has determined that these control deficiencies as described above together constitute a material weakness.

In light of these material weaknesses, the Company performed additional analyses and procedures in order to conclude that its consolidated financial statements for the year ended June 30, 2019 included in this Annual Report on Form 20-F were fairly stated in accordance with the accounting principles generally accepted in Canada. Accordingly, management believes that despite the Company’s material weaknesses, its consolidated financial statements for the year ended June 30, 2019 are fairly stated, in all material respects, in accordance with the accounting principles generally accepted in Canada.

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

C.     Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2019 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2019, the audit committee consisted of three directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

The current members of the Company’s Audit Committee are Henry J. Kloepper, who is also the Chair of the Audit Committee, Thomas (Taz) M. Turner, Jr., Ashish Kapoor and Nathan Nienhuis. Mr. Kloepper is currently the only “independent” member of the Audit Committee. Mr. Turner, the Company’s Chief Executive Officer; Mr. Kapoor, the Company’s Chief Financial Officer; and Mr. Nienhuis, the Company’s Chief Operating Officer, are not considered to be independent members of the Audit Committee; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Turner, Kapoor and Nienhuis, carrying out the responsibilities of a director.

ITEM 16B CODE OF ETHICS

On February 9, 2007, the Company adopted a Code of Ethics that applies to its principal executive officer and principal financial officer, or persons performing similar functions. A copy of our Code of Ethics will be provided to any person requesting same without charge. To request a copy of our Code of Ethics, please make a written request to our Chief Financial Officer at 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2019	June 30, 2018

Audit Fees	$115,000	$87,242
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

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

1.16
Certificate of name change from LiveReel Media Corporation to CordovaCann Corp. dated January 3, 2018 - Incorporated herein by reference to Exhibit 1.16 to the Company’s Annual Report on Form 20-F filed on December 13, 2018.

4.(d)	2017 Stock Option Plan dated November 22, 2017 - Incorporated herein by reference to Exhibit 4.(d) to the Company’s Annual Report on Form 20-F filed on December 13, 2018.

11.	Code of Ethics - Incorporated herein by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F filed on October 29, 2015.

12.(i)	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.(ii)	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.(a)(i)	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.(a)(ii)	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.(a)(i)	Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

14.(a)(ii)	Audit Committee Charter dated November 5, 2018 - Incorporated herein by reference to Exhibit 14(a)(ii) to the Company’s Annual Report on Form 20-F filed on December 13, 2018.

99.1	Press Release dated October 28, 2019 from CordovaCann Corp.

99.2	Press Release dated October 31, 2019 from CordovaCann Corp.

99.3	Press Release dated November 7, 2019 from CordovaCann Corp.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this December 11, 2019.

CORDOVACANN CORP.

By:	/s/ Ashish Kapoor
Name: Ashish Kapoor
Title: Chief Financial Officer

CordovaCann Corp.
(formerly LiveReel Media Corporation)

Consolidated Financial Statements

For the years ended June 30, 2019, 2018 and 2017

 (Expressed in Canadian Dollars)

INDEX

Page
Reports of Independent Registered Public Accounting Firms	2 – 4
Consolidated Statements of Financial Position	5
Consolidated Statements of Operations and Comprehensive Loss	6
Consolidated Statements of Changes in Equity (Deficiency)	7
Consolidated Statements of Cash Flows	8
Notes to the Consolidated Financial Statements	9 – 35

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
CordovaCann Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of CordovaCann Corp. (the "Company") as of June 30, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in equity (deficiency) and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the financial statements, which indicates that the Company incurred a comprehensive loss of $5,829,331 during the year ended June 30, 2019 and, has a total accumulated deficit of $19,570,801 at June 30, 2019. As stated in Note 1 to the financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Basis for Opinion

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 6002 Rogerdale Road ▪ Suite 300 ▪ Houston, Texas 77072 ▪ Phone 281.223.5500 ▪ Fax 281.223.5501 ▪ www.marcumllp.com

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2018.

Houston, Texas
December 2, 2019

191228 audit report 1219

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

MNP LLP

Toronto, Ontario
October 30, 2017

Chartered Professional Accountants
Licensed Public Accountants

MNP LLP

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Financial Position
As at June 30, 2019 and 2018
(Expressed in Canadian Dollars)

	2019	2018
	$	$

ASSETS
Current
Cash and cash equivalents	71,849	3,250,697
Promissory note receivable (Note 5)	-	15,802
Prepaid expenses and deposits	427,894	325,659
Advances to OR Operations (Note 6)	-	610,705
Total current assets	499,743	4,202,863

Investment in OR Operations (Note 6)	-	534,311
Investment in related party (Note 7)	500,000	-
Property and equipment, net (Note 8)	3,645,389	138,418
Total assets	4,645,132	4,875,592

LIABILITIES
Current
Accounts payable and accrued liabilities	1,371,386	320,321
Mortgage payable (Note 9)	657,633	-
Debenture unit deposits (Note 10)	594,889	-
Promissory notes payable (Note 11)	1,112,194	-
Total current liabilities	3,736,102	320,321

Convertible debentures (Note 12)	546,460	-
Total liabilities	4,282,562	320,321

SHAREHOLDERS' EQUITY
Share capital (Note 13)	14,636,828	14,480,241
Contributed surplus	5,226,156	3,808,611
Equity portion of convertible debentures	62,498	-
Accumulated deficit	(19,570,801)	(13,734,265)
Accumulated other comprehensive income	7,889	684
Total shareholders' equity	362,570	4,555,271
Total liabilities and shareholders' equity	4,645,132	4,875,592

Nature of operations and going concern (Note 1)
Related party transactions (Note 18)
Commitments (Note 16)
Subsequent events (Note 23)

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Operations and Comprehensive Loss
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

	2019	2018	2017
	$	$	$

Revenue (Note 8)	-	-	-
Cost of sales (Note 8)	30,529	12,770	-
	(30,529)	(12,770)	-

Expenses
Consulting fees	2,448,560	977,410	-
Share based compensation (Note 14, 15)	1,413,919	3,447,415	-
Professional fees	371,079	225,151	8,250
Shareholders information services	379,058	52,714	19,107
Advertising costs	88,917	-	-
Office and general	605,334	120,274	5,468
Financing costs	-	14,845	55,580
Exclusivity fee (Note 16(a))	48,367	42,550	-
Impairment of promissory note receivable (Note 5)	85,114	-	-
Impairment of equipment (Note 8)	107,515	-	-
	5,547,863	4,880,359	88,405
Loss before other income	(5,578,392)	(4,893,129)	(88,405)

Interest expense (Note 9, 11, 12)	39,215	-	-
Accretion expense (Note 11, 12)	24,680	-	-
Loss on settlement of fees (Note 12)	12,700	-	-
Foreign exchange loss (gain)	57,121	(27,196)	-
Loss on deposit (Note 17)	124,428	-	-
Net loss	(5,836,536)	(4,865,933)	(88,405)

Loss per share - basic and diluted	(0.15)	(0.15)	(0.00)
Weighted average number of outstanding common shares - basic and diluted	40,149,242	32,255,112	23,521,744
Net loss	(5,836,536)	(4,865,933)	(88,405)
Foreign exchange translation adjustment	7,205	684	-
Total comprehensive loss	(5,829,331)	(4,865,249)	(88,405)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Changes in Equity (Deficiency)
As at June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

				Equity Portion		Accumulated
	Number of	Share	Contributed	of Convertible	Accumulated	Other Comprehensive	Shareholders'
	Common Shares	Capital	Surplus	Debentures	Deficit	Income	Equity
	#	$	$	$	$	$	$
Balance, June 30, 2016	23,521,744	7,880,660	361,196	-	(8,779,927)	-	(538,071)
Net loss for the year	-	-	-	-	(88,405)	-	(88,405)
Balance, June 30, 2017	23,521,744	7,880,660	361,196	-	(8,868,332)	-	(626,476)
Common shares issued for settlement of loan (Note 13(b))	7,681,110	384,055	-	-	-	-	384,055
Common shares issued for private placement (Note 13(c))	5,532,500	553,250	-	-	-	-	553,250
Common shares issued for private placement (Note 13(d))	890,074	959,251	-	-	-	-	959,251
Issuance of options (Note 14)	-	-	1,177,727	-	-	-	1,177,727
Issuance of warrants (Note 15)	-	-	2,269,688	-	-	-	2,269,688
Common shares issued for private placement (Note 13(e))	2,410,800	4,703,025	-	-	-	-	4,703,025
Foreign currency translation gain	-	-	-	-	-	684	684
Net loss for the year	-	-	-	-	(4,865,933)	-	(4,865,933)
Balance, June 30, 2018	40,036,228	14,480,241	3,808,611	-	(13,734,265)	684	4,555,271
Issuance of warrants (Note 15)	-	-	1,413,919	-	-	-	1,413,919
Equity portion of convertible debentures (Note 12)	-	-	29,063	62,498	-	-	91,561
Warrant portion of promissory note payable (Note 11)	-	-	18,650	-	-	-	18,650
Common shares issued for exercise of warrants (Note 13(a))	750,000	156,587	(44,087)	-	-	-	112,500
Foreign currency translation gain	-	-	-	-	-	7,205	7,205
Net loss for the year	-	-	-	-	(5,836,536)	-	(5,836,536)
Balance, June 30, 2019	40,786,228	14,636,828	5,226,156	62,498	(19,570,801)	7,889	362,570

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Cash Flows
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

	2019	2018	2017
	$	$	$

Operating activities
Net loss for the year	(5,836,536)	(4,865,933)	(88,405)

Adjusted for non-cash items:
Shares issued on consulting agreement	-	322,862	-
Share based compensation	1,413,919	3,447,415	-
Impairment of promissory note receivable	85,114	-	-
Impairment of equipment	107,515	-	-
Depreciation	30,529	12,770	-
Financing costs	-	-	55,580
Interest expense	39,215	-	-
Accretion expense	24,680	-	-
Convertible debentures issued for settlement of fees	250,000	-	-
Transaction costs	-	(7,591)	-
Write off of receivables	-	-	5,239
Changes in non-cash working capital items:
Prepaid expenses and deposits	(102,235)	(318,903)	(2,620)
Receivables	-	-	(1,600)
Accounts payable and accrued liabilities	1,051,065	231,906	29,386
Cash used in operating activities	(2,936,734)	(1,177,474)	(2,420)
Investing activities
Purchase of property and equipment	(2,500,373)	(151,188)	-
Investment in OR Operations	-	(526,720)	-
Advances to OR Operations	-	(610,705)	-
Investment in related party	(500,000)	-	-
Promissory note receivable	(69,312)	(15,802)	-
Cash used in investing activities	(3,069,685)	(1,304,415)	-
Financing activities
Advances from (repayments to) related parties	-	(117,081)	2,420
Issuance of mortgage payable	654,350	-	-
Debenture unit deposits	594,889	-	-
Issuance of promissory notes payable	1,108,627	-	-
Issuance of convertible debentures	350,000	-	-
Proceeds from the exercise of warrants	112,500	-	-
Repayments of related party notes payable	-	(43,681)	-
Proceeds from issuance of common shares	-	5,892,664	-
Proceeds from financing activities	2,820,366	5,731,902	2,420
Effect of exchange rate changes on cash	7,205	684	-
Net increase (decrease) in cash and cash equivalents	(3,178,848)	3,250,697	-
Cash and cash equivalents, beginning of year	3,250,697	-	-
Cash and cash equivalents, end of year	71,849	3,250,697	-

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

1.
NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $5,829,331 (June 30, 2018 – $4,865,249) during the year ended June 30, 2019 and has a total accumulated deficit of $19,570,801 (June 30, 2018 – $13,734,265) as at June 30, 2019. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

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

These consolidated financial statements were authorized for issue by the Board of Directors on December 2, 2019.

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

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

2.
BASIS OF PREPARATION (continued)

(c)   Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency. The functional currencies of the group, as determined by management, are as follows:

Currency

CordovaCann Corp.	Canadian
CordovaCann Holdings Canada, Inc.	Canadian
Cordova Investments Canada, Inc.	Canadian
CordovaCann Holdings, Inc.	United States
Cordova CO Holdings, LLC	United States
Cordova OR Holdings, LLC	United States
CDVA Enterprises, LLC	United States
Cordova CA Holdings, LLC	United States
Cordova OR Operations, LLC	United States
Cannabilt Farms, LLC	United States
Cannabilt OR Retail, LLC	United States
Cannabilt Holdings, Inc.	United States
Future Processing, LLC	United States

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

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

2.
BASIS OF PREPARATION (continued)

(d)   Use of Estimates and Judgements (continued)

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

(e)   Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating polices of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: CordovaCann Holdings Canada, Inc.; Cordova Investments Canada Inc.; CordovaCann Holdings, Inc. and its wholly owned subsidiaries: Cordova CO Holdings, LLC, Cordova CA Holdings, LLC, CDVA Enterprises, LLC, Cordova OR Holdings, LLC and its wholly owned subsidiary Cordova OR Operations, LLC, and Cannabilt Holdings, Inc. and its wholly owned subsidiaries: Cannabilt Farms, LLC, Cannabilt OR Retail, LLC and Future Processing, LLC.

3.
SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

Cash and cash equivalents

Cash consists of bank balances and cash held in trust. Cash equivalents consist of short-term deposits with original maturities of three months or less. As at June 30, 2019 and June 30, 2018, there were no cash equivalents.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating policy decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
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

Compound financial instruments

Compound financial instruments issued by the Company are comprised of convertible debt that can be converted into common shares. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the computed financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or upon expiration, when the carrying value of the equity portion is transferred to common shares or contributed surplus.

Revenue from contracts with customers

Effective July 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”), issued in May 2014, and amended in September 2015 and April 2016. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts, and financial instruments. In accordance with the transitional provisions in IFRS 15, the Company elected to adopt the new standard using the modified retrospective approach. There is no impact of adopting IFRS 15 on the Company’s consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

Effective July 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) and all previous versions of IFRS 9. The Company adopted IFRS 9 using the retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of July 1, 2018 and comparatives will not be restated.

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) at fair value through profit or loss (“FVTPL”).

Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

Fair value through other comprehensive income

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

Fair value through profit or loss

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Consistent with IAS 39, financial liabilities under IFRS 9 are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

The following table summarizes the classification of the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39	IFRS 9
	Classification	Classification

Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Promissory note receivable	Loans and receivables	Amortized cost

Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Convertible debentures	N/A	Amortized cost
Mortgage payable	N/A	Amortized cost
Debenture unit deposits	N/A	Amortized cost
Promissory notes payable	N/A	Amortized cost

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities. On adoption of IFRS 9 on July 1, 2018, there was no change in the carrying value of the financial instruments on transition from IAS 39. IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

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

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets (continued)

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

Property and equipment

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

Property and equipment, excluding land, acquired during the year but not yet ready for use are not amortized until they are available for use.

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

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share (continued)

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

Significant accounting judgement and estimates

Private company investments (securities of issuers that are not public companies):

All privately-held investments (other than options and warrants) are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment may (depending upon the circumstances) be adjusted using one or more of the valuation indicators described below. The Company’s private investment consists of an investment in NWN Inc., as disclosed in Note 7. Options and warrants of private companies are valued using an option pricing model when there are sufficient and reliable observable market inputs; if no such market inputs are available, the warrants and options are valued using alternative methods representing fair value.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgement and estimates (continued)

The determinations of fair value of the Company’s privately-held investments at other than initial cost are subject to certain limitations. Financial information for private companies in which the Company has investments may not be available and, even if available, that information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these techniques may not be realized or realizable.

Company-specific information is considered when determining whether the fair value of a privately-held investment should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

The absence of the occurrence of any of these events, any significant change in trends in general market conditions, or any significant change in share performance of comparable publicly-traded companies indicates generally that the fair value of the investment has not materially changed.

The fair value of a privately-held investment may be adjusted if:

a)
there has been a significant subsequent equity financing provided by outside investors at a valuation different than the current value of the investee company, in which case the fair value of the investment is set to the value at which that financing took place;

b)
there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a material impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable;

c)
the investee company is placed into receivership or bankruptcy;

d)
based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern; and

e)
important positive/negative management changes by the investee company that the Company’s management believes will have a very positive/negative impact on the investee company’s ability to achieve its objectives and build value for shareholders.

Adjustments to the fair value of a privately-held investment will be based upon management’s judgment and any value estimated may not be realized or realizable. The resulting values for non-publicly traded investments may differ from values that would be realized if a ready market existed. In addition, the amounts at which the Company’s privately-held investments could be disposed of currently may differ from the carrying value assigned.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

4.
STANDARDS EFFECTIVE JULY 1, 2019

Leases

In January 2016, the IASB issued a new standard, IFRS 16 – Leases . The new standard requires lessees to recognize most leases on the balance sheet using a single model, thereby eliminating the distinction between operating and finance leases. Lessor accounting, however, remains similar to current accounting practice, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019 and superseded IAS 17 – Leases. The Company does not expect the new standard to have a significant impact on the consolidated financial statements.

5.
PROMISSORY NOTE RECEIVABLE

On June 7, 2018, the Company entered into a revolving promissory note with a customer (the “Promissory Note”). The Promissory Note was unsecured, bearing interest at 8% per annum and due twelve months from the date of issuance. On June 30, 2019, due to issues related to the expected collectability of the Promissory Note, the total amount of the promissory note amounting to $85,114 was deemed impaired. As at June 30, 2019, $nil was outstanding under the Promissory Note (June 30, 2018 – $15,802).

6.
ASSET ACQUISITION OF CORDOVA OR OPERATIONS, LLC

On April 4, 2018, the Company entered into an agreement to acquire a 27.5% interest of Cordova OR Operations, LLC (“OR Operations”) for the acquisition of land and buildings. Under the terms of the agreement, the Company acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000). On June 19, 2019, the Company purchased the remaining 72.5% interest in OR Operations (the “Purchase Date”). The assets of OR Operations consists of land, building and construction in progress. The acquisition of OR Operations did not meet the minimum requirements of a business and therefore the Company has accounted for the transaction as an asset acquisition.

On June 19, 2019, the total asset acquisition amounted to $3,645,389, comprised of land, building and construction in progress, which were transferred to property and equipment, net (Note 8).

7.
INVESTMENT IN RELATED PARTY

On September 18, 2018, the Company subscribed for 500,000 convertible preferred shares of NWN Inc. (“NWN”) at a price of $1.00 per preferred share (a “Preferred Share”) for a total consideration of $500,000. Each Preferred Share is convertible into one common share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations.

NWN is a private company and management has determined that the cost of the investment was the most reliable basis for determining its fair value. The Company has not earned any dividend income on these preferred shares. Furthermore, NWN is considered to be a related party by virtue of a common officer and director. As at June 30, 2019, the investment in related party amounted to $500,000 (June 30, 2018 – $nil).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

8.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	Equipment	Land	Building	Constructionin progress	Total
	$	$	$	$	$
Cost
As at July 1, 2017	-	-	-	-	-
Additions	151,188	-	-	-	151,188
As at June 30, 2018	151,188	-	-	-	151,188
Additions	-	523,480	1,361,048	1,760,861	3,645,389
Translation adjustment	-	-	-	-	-
Impairment charge	(151,188)	-	-	-	(151,188)
As at June 30, 2019	-	523,480	1,361,048	1,760,861	3,645,389

Accumulated depreciation
As at July 1, 2017	-	-	-	-	-
Depreciation	12,770	-	-	-	12,770
As at June 30, 2018	12,770	-	-	-	12,770
Depreciation	30,529	-	-	-	30,529
Impairment charge	(43,299)	-	-	-	(43,299)
As at June 30, 2019	-	-	-	-	-

Net book value ($)
At June 30, 2018	138,418	-	-	-	138,418
At June 30, 2019	-	523,480	1,361,048	1,760,861	3,645,389

Construction in progress

Construction in progress relates to the asset acquisition of OR Operations as detailed in Note 6. Depreciation on these assets will be recorded from the date when these assets are available for use.

Equipment

During the year ended June 30, 2019, the Company expensed $30,529 in depreciation (June 30, 2018 – $12,770) which has been recorded as cost of sales in relation to the below lease agreement. The equipment during the year ended June 30, 2019 was deemed impaired by management and an impairment charge was recorded in the amount of $107,515 which included a foreign translation adjustment of $374.

The Company entered into an operating lease (the “Lease”) on February 1, 2018, under which the lessee (the “Lessee”) agreed to lease the above equipment for an initial period of twelve months. On February 1, 2019, the Lease was automatically extended for an additional period of twelve months. The Lessee shall make monthly payments of US $5,040 due on or before the first day of each respective month. During the year ended June 30, 2019, the Company had unrecognized rental revenue in the amount of $80,057 (June 30, 2018 – $24,159), as a result of the Lease. The Company has not recorded rental revenue pending a determination by the Company that collectability is reasonably assured. The Company will recognize revenue upon receipt.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

8.
PROPERTY AND EQUIPMENT, NET (continued)

As at June 30, 2019, it is estimated that future minimum lease payments of US $35,280 are to be charged within the next year.

9.
MORTGAGE PAYABLE

On June 16, 2019, the Company obtained financing through a mortgage (the “Mortgage”) in the amount of $696,117 (US $531,915) as part of the acquisition of OR Operations which has title to 6 acres of real estate in Clackamas County, Oregon (the “Property”). The Mortgage is due six months from the date of issuance with an initial draw of US $500,000, implying interest at a rate of 12.77% per annum. The Mortgage is secured by a first charge on the Property.

Based on the implied interest rate of 12.77% per annum, the total Mortgage outstanding as at June 30, 2019 was $657,633 (June 30, 2018 – $nil). Total interest expense in relation to the Mortgage for the year ended June 30, 2019 was implied at $3,002 (June 30, 2018 – $nil).

10.
DEBENTURE UNIT DEPOSITS

During the year ended June 30, 2019, the Company received a total of $594,889 in deposits related to subscriptions for a convertible debenture unit offering (the “Offering”). Each $1,000 unit of the Offering shall be comprised of a $1,000 principal amount of 10% unsecured subordinated convertible debenture and 500 common share purchase warrants. The debentures shall mature twenty-four months from the date of issuance and shall be exercisable into common shares of the Company at a price of $1.00 per share any time prior to maturity by the holder and at the option of the Company in certain circumstances. The warrants shall be exercisable for a period of twenty-four months from the date of issuance and exercisable at a price of $1.20 per share. The Offering was closed on August 13, 2019 and the convertible debenture units were issued.

11.
PROMISSORY NOTES PAYABLE

Promissory Note A – February 1, 2019

On February 1, 2019, the Company issued an unsecured promissory note (the “Promissory Note A”) in the principal amount of US $150,000. The Promissory Note A matured on May 1, 2019 and bears interest at a rate of 10% per annum, accrued monthly and due at maturity. As at the date of these financial statements, the Promissory Note A is in default and remains outstanding. In connection with the Promissory Note A, the Company also issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share.

The Promissory Note A was determined to be a compound instrument, comprising a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

11.
PROMISSORY NOTES PAYABLE (continued)

The fair value of the liability was determined to be $192,142 (US $146,729). The residual value of $4,283 (US $3,271) was allocated to warrants. The carrying value of the Promissory Note A, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note A, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at June 30, 2019, the value of the Promissory Note A amounted to $204,484 (US $156,250). Accretion expense of $8,715 and interest expense of $8,340 was recorded for the year ended June 30, 2019.

Promissory Note B – June 12, 2019

On June 12, 2019, the Company issued a secured promissory note (the “Promissory Note B”) in the principal amount of $261,740 (US $200,000). The Promissory Note B matures on March 31, 2020 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note B is secured by the convertible preferred shares investment in NWN Inc. Furthermore, this is considered to be a related party transaction by virtue of a common officer and director.

As at June 30, 2019, the value of the Promissory Note B amounted to $263,690 (US $201,479). Interest expense of $1,950 was recorded for the year ended June 30, 2019.

Promissory Note C – June 19, 2019

On June 19, 2019, the Company issued secured promissory notes (the “Promissory Note C”) in the aggregate principal amount of $654,350 (US $500,000). The Promissory Note C matures on December 18, 2019 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note C is secured by a general security interest over all the assets of Cordova OR Holdings, LLC, a wholly owned subsidiary of the Company and parent to OR Operations. In connection with the Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share.

The Promissory Note C was determined to be a compound instrument, comprising of a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $652,675 (US $489,152). The residual value of $14,367 (US $10,848) was allocated to warrants. The carrying value of the Promissory Note C, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at June 30, 2019, the value of the Promissory Note C amounted to $644,020 (US $492,086). Accretion expense of $847 and interest expense of $3,020 was recorded for the year ended June 30, 2019 (June 30, 2018 – $nil).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

12.
CONVERTIBLE DEBENTURES

On March 13, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units”) of the Company for gross proceeds of $600,000; of which $350,000 was received in cash and $250,000 was issued in settlement of outstanding fees with a fair value amounting to $237,300. The balance of $12,700 has been recorded as a loss on settlement of fees.

Each Debenture Unit consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures”) and 500 common share purchase warrants (the “Warrants”) of the Company. The Debentures mature on March 12, 2021 (the “Maturity Date”) and bear interest at a rate of 10% per annum, accrued monthly and payable on Maturity Date. The outstanding principal amount of the Debentures and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the Maturity Date at a conversion price of $1.00 per share. Furthermore, the Company also has the option to force conversion of the Debentures and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant entitles the holder to purchase one common share of the Company until March 12, 2021 at an exercise price of $1.20 per share. As a result, 300,000 Warrants were issued related to the Debenture Units.

The Debenture Units were determined to be a compound instrument, comprising a liability, a conversion feature and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial carrying value of the financial liability.

The fair value of the liability was determined to be $508,439. The residual value of $91,561 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $62,498 and $29,063, respectively. The carrying value of the Debentures, net of the equity components, have been accreted using the effective interest rate method over the term of the Debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at June 30, 2019, the value of the Debentures amounted to $546,460. Accretion expense of $15,118 and interest expense of $22,903 was recorded for the year ended June 30, 2019 (June 30, 2018 – $nil and $nil, respectively).

13.
SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares.

During the year ended June 30, 2019, the Company had the following common share transactions:

●
On May 4, 2019, and in connection with warrants previously issued to a consultant, warrants were exercised for the purchase of 750,000 common shares of the Company at an exercise price of $0.15 per share for total gross proceeds of $112,500. As a result of this exercise, contributed surplus in the amount of $44,087 was transferred into share capital.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

13.
SHARE CAPITAL (continued)

During the year ended June 30, 2018, the Company had the following common share transactions:

●
On October 19, 2017, an outstanding shareholder loan in the amount of $384,055 was settled with the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share;

●
On December 14, 2017, the Company issued 5,532,500 common shares valued at $0.10 per share as part of a private placement for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was issued pursuant to a consulting agreement;
●
On March 12, 2018, the Company issued 890,074 common shares valued at $1.08 per share as part of a private placement for total gross proceeds of $959,251; all of which was received in cash; and

●
On June 12, 2018 and June 15, 2018, the Company issued 2,390,800 and 20,000 common shares, respectively, valued at $1.95 per share as part of a private placement for total gross proceeds of $4,703,025; of which $4,400,163 was received in cash and $302,862 was received in services provided by consultants.

14.
OPTIONS

On November 22, 2018, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

Outstanding options as at June 30, 2019 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
Executive Officers	900,000	$0.78	1.62
Directors	100,000	$0.40	1.55
Consultants	750,000	$0.70	1.60
	1,750,000

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

14.
OPTIONS (continued)

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
Jan. 16, 2018(i)	Jan. 15, 2021	1,000,000	1,000,000	$0.40	$377,024
Mar. 9, 2018(ii)	Mar. 8, 2021	750,000	750,000	$1.15	$800,703

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

During the year ended June 30, 2019, the Company expensed $nil (June 30, 2018 – $1,177,727) of the fair value of the options. No options were issued during the year ended June 30, 2019, and the options issued during the year ended June 30, 2018 fully vested and were expensed in the year ended June 30, 2018 as share based compensation.

15.
WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
July 1, 2017	-	$-	-
Issued	6,650,000	0.54	1.37
Expired	-	-	-
June 30, 2018	6,650,000	0.54	1.37
Issued	3,725,000	1.69	1.65
Exercised	(750,000)	0.15	0.00
Forfeited	(1,000,000)	2.00	0.00
Expired	(250,000)	0.10	0.00
June 30, 2019	8,375,000	$0.93	1.05

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

15. WARRANTS (continued)

a)
On November 1, 2017 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested during the three months ended June 30, 2018.

The fair value of these issued warrants of $261,401 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	2 years
Estimated volatility in the market price of the common shares	214%
Dividend yield	Nil

For the year ended June 30, 2019, the Company expensed $nil (June 30, 2018 – $261,401) of the fair value of the warrants as share based compensation.

b)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately and the remaining 500,000 vested during the three months ended June 30, 2018. On April 30, 2019, the warrants were exercised (Note 6).

The fair value of these issued warrants of $44,087 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil

For the year ended June 30, 2019, the Company expensed $nil (June 30, 2018 – $44,087) of the fair value of the warrants as share based compensation.

c)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. On April 30, 2019, the deliverables were not met and the warrants expired.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

15. WARRANTS (continued)

The fair value of these issued warrants of $16,499 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil

For the year ended June 30, 2019, the Company expensed $nil (June 30, 2018 – $4,125) of the fair value of the warrants as share based compensation.

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

For the year ended June 30, 2019, the Company expensed $nil (June 30, 2018 – $1,336,934) of the fair value of the warrants as share based compensation.

e)
On March 9, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at June 30, 2019, the deliverables were not met.

The fair value of these issued warrants of $668,467 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	Nil

For the year ended June 30, 2019, the Company expensed $nil (June 30, 2018 – $501,350) of the fair value of the warrants as share based compensation.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

15. WARRANTS (continued)

f)
On March 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 400,000 common shares of the Company exercisable until September 14, 2019 at an exercise price of $1.45 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at June 30, 2019, the deliverables were not met.

The fair value of these issued warrants of $324,775 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.42
Risk-free interest rate	1.75%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	129%
Dividend yield	Nil

For the year ended June 30, 2019, the Company expensed $nil (June 30, 2018 – $121,791) of the fair value of the warrants as share based compensation.

g)
On October 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until September 30, 2020 at an exercise price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in six equal tranches of 25,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $207,833 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.35
Risk-free interest rate	2.27%
Expected life	2 years
Estimated volatility in the market price of the common shares	126%
Dividend yield	Nil

For the year ended June 30, 2019, the Company expensed $183,932 (June 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

h)
On October 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until October 14, 2020 at an exercise price of $2.00 per share. The warrants shall vest in four equal tranches of 62,500 warrants every three months from the date of issuance.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

15. WARRANTS (continued)

The fair value of these issued warrants of $131,421 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.05
Risk-free interest rate	2.25%
Expected life	2 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	Nil

For the year ended June 30, 2019, the Company expensed $119,954 (June 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

i)
On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,251,625 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	4 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	Nil

For the year ended June 30, 2019, the Company expensed $764,874 (June 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

j)
On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,251,625 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	4 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	Nil

On February 15, 2019, all 1,000,000 warrants previously issued to the consultant were forfeited. As a result, the Company has reversed the previously recorded share based compensation expense.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

15. WARRANTS (continued)

k)
On December 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until November 30, 2020 at a price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in three equal tranches of 50,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $138,853 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.06
Risk-free interest rate	2.14%
Expected life	2 years
Estimated volatility in the market price of the common shares	116%
Dividend yield	Nil

For the year ended June 30, 2019, the Company expensed $132,682 (June 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

l)
On February 1, 2019 and in connection to a consulting agreement, the Company issued warrants for the purchase of 325,000 common shares of the Company exercisable until January 31, 2022 at a price of $1.00 per share. Of these issued warrants, 81,250 vested immediately while the remaining 243,750 warrants shall vest in three equal tranches of 81,250 warrants every three months from the date of issuance.

The fair value of these issued warrants of $250,793 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.95
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	152%
Dividend yield	Nil

For the year ended June 30, 2019, the Company expensed $212,477 (June 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

m)
On February 1, 2019 and in connection with the Promissory Note A (Note 11), the Company issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share. The fair value of these issued warrants of $4,283 was determined by the residual method as noted in Note 11. For the year ended June 30, 2019, $4,283 (June 30, 2018 – $nil) of the fair value of the warrants was included in contributed surplus.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

15. WARRANTS (continued)

n)
On March 13, 2019 and in connection with the private placement of Debenture Units (Note 12), the Company issued warrants for the purchase of 300,000 common shares of the Company exercisable until March 12, 2021 at a price of $1.20 per share. The fair value of these issued warrants of $29,063 was determined by the residual method as noted in Note 12. For the year ended June 30, 2019, $29,063 (June 30, 2018 – $nil) of the fair value of the warrants was included in contributed surplus.

o)
On June 19, 2019 and in connection with the Promissory Note C (Note 11), the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share. The fair value of these issued warrants of $14,367 was determined by the residual method as noted in Note 11. For the year ended June 30, 2019, $14,367 (June 30, 2018 – $nil) of the fair value of the warrants was included in contributed surplus.

During the year ended June 30, 2019, the Company expensed $1,413,919 in the fair value of warrants as a result of the issuances which have been recorded as share based compensation (June 30, 2018 – $2,269,688).

16. COMMITMENTS

(a)
Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company an exclusivity option on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to US $100,000 for such exclusivity until termination by either party. During the year ended June 30, 2019, the Company paid and expensed a total of $48,367 as an exclusivity fee (June 30, 2018 – $42,550).

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

(c)
Commitments

The following is a summary of the Company’s minimum operating lease obligations for its premises due in future years.

2020	$112,021
2021	112,991
2022	112,991

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

17. LOSS ON DEPOSIT

On June 19, 2019, the Company entered into an asset purchase agreement to acquire certain assets and licenses. The Company made non-refundable payments of $124,428 (US $94,000), with the balance of US $246,000 to be paid within 45 days. The Company did not make the subsequent payment of US $246,000 and has recorded a loss on deposit in the amount of $124,428.

18. RELATED PARTY TRANSACTIONS

Related party transactions for the year ended June 30, 2019, 2018 and 2017 and balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

a)
During the year ended June 30, 2019, the Company received $nil (June 30, 2018 – $nil; June 30, 2017 – $2,420) in advances from related parties, for working capital purposes;

b)
During the year ended June 30, 2019, the Company purchased equipment valued at $nil (June 30, 2018 – $44,439; June 30, 2017 – $nil) from a corporation related by virtue of a common officer and a director;

c)
During the year ended June 30, 2019, the Company expensed $1,116,103 (June 30, 2018 – $508,399; June 30, 2017 – $nil), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at June 30, 2019, the Company has a prepaid expense amount paid to such related corporation in the amount of $nil (June 30, 2018 – $74,147) and fees payable to officers and directors of the Company of $546,653 (June 30, 2018 – $59,518); and

d)
During the year ended June 30, 2019, the Company expensed $nil (June 30, 2018 – $2,286,120; June 30, 2017 – $nil) in share based compensation related to officers and directors of the Company.

19. FINANCIAL INSTRUMENTS AND RISK FACTORS

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

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, promissory note and accounts payable and accrued liabilities approximate their carrying value due to the relatively short term maturities of these instruments.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

19. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2019:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2019, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2019, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

20. INCOME TAXES

Canadian

Current Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2019	June 30, 2018	June 30, 2017
Loss from Canadian operations	$(5,057,042)	$(4,860,659)	$(88,405)
Combined Canadian statutory income tax rates	26.50%	26.50%	26.50%
Income tax recovery at statutory income tax rates	$(1,340,116)	$(1,288,075)	$(23,427)
Increase (decrease) in taxes resulting from:
Stock-based compensation expense	374,689	913,565	-
Other	11,671	4,790	-
Unrecognized benefit of non-capital losses	953,756	369,720	23,427
Provision for income taxes	$-	$-	$-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30, 2019	June 30, 2018
Amounts related to tax loss carry forwards	$8,467,000	$4,868,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Non-capital Losses

As at June 30, 2019, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $8,467,000 which may be applied against future Canadian taxable income and expire as detailed below. No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time. The Company is in the process of filing its corporate tax returns for the years ended June 30, 2015 to June 30, 2019. The net operating losses for these years will not be available to reduce future taxable income until the returns are filed.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

20. INCOME TAXES (continued)

2027	$536,000
2028	868,000
2029	911,000
2030	260,000
2031	251,000
2032	153,000
2033	25,000
2034	131,000
2035	177,000
2036	74,000
2037	88,000
2038	1,394,000
2039	3,599,000
$8,467,000

United States

Current Income Taxes

The major factors that cause variations from the Company’s combined United States federal and state level income tax rates were the following:

	June 30, 2019	June 30, 2018
	$	$
Loss from US operations	(772,238)	(5,274)
Combined federal and state level taxes	26.64%	26.21%
Expected income tax payable	(205,724)	(1,383)
Temporary difference, Equipment	34,826	(36,285)
Unrecognized benefit of non-capital losses	170,898	37,668
Provision for income taxes (recovery)	-	-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following United States deductible temporary differences:

	June 30, 2019	June 30, 2018
Amounts related to tax loss carry forwards	$778,000	$144,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019, 2018 and 2017
(Expressed in Canadian Dollars)

20. INCOME TAXES (continued)

Non-capital Losses

As at June 30, 2019, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $778,000 which may be applied against future United States taxable income and expire as detailed below. No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

2038	$144,000
2039	634,000
$778,000

21. CAPITAL MANAGEMENT

The Company includes equity comprised of issued share capital, contributed surplus, deficit in the definition of capital and accumulated other comprehensive loss. As at June 30, 2019, the Company’s shareholders’ equity was $362,570 (June 30, 2018 – $4,555,271). The Company’s objectives when managing capital are as follows:

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

22.
COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net and comprehensive loss.

23.
SUBSEQUENT EVENTS

On August 14, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units of the Company for gross proceeds of $713,000.

On October 10, 2019, the Company, through its wholly-owned subsidiary Cordova CA Holdings, LLC (“CA Holdings”), entered into a non-binding letter of intent (the “LOI”) to purchase real assets and intellectual property (the “Assets”) of a third party Los Angeles-based cannabis venture (the “Transaction). Pursuant to the terms of the LOI, Cordova has agreed to issue a total of ten million (10,000,000) common shares of the Company, valued at US $2,000,000, to the vendor in exchange for the Assets. Post closing of the Transaction, the vendors would own approximately twenty percent of the outstanding common shares of the Company. Furthermore, Cordova has also agreed to commit a further US $1,500,000 to fund the required capital expenditures and efforts of the Operators to advance the operations in California.

On November 7, 2019 and in connection with the LOI, CA Holdings made a down payment in the amount of US $300,000 (the “Down Payment”). In connection with the LOI, CA Holdings received a promissory note (the “Promissory Note”) in exchange for the Down Payment for the principal amount of US $300,000, due six months from the date of issuance bearing interest at a rate of 5% per annum. The Promissory Note has been personally guaranteed by the vendors selling the Assets to CA Holdings (the “Personal Guarantee”). CA Holdings financed the Down Payment through a loan (the “Loan”) from a group of investors (the “Syndicate”), due six (6) months from the date of issuance bearing interest at a rate of 15% per annum. Furthermore, CA Holdings transferred the Personal Guarantee to the benefit of the Syndicate in relation to the Loan. The Syndicate has a right to settle the Loan on the same terms that CA Holdings finances the balance of the Cash Commitment. The Syndicate also received a total upfront fee of US $5,600 for providing the Loan.