Form 20-F
period 2020-06-30
CordovaCann Corp.
filed 2020-12-14
CIK 1168981

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 65,948,832 as at June 30, 2020

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

CordovaCann Corp. (formerly, LiveReel Media Corporation) is a Canadian corporation governed under the Canada Business Corporations Act of Canada. Approximately 71% of its common shares is held by approximately 372 non-United States citizens and residents as of the day of its most recently completed fiscal year and our business is administered principally outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common shares using this Annual Report on Form 20-F format.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes audited consolidated financial statements of the Company for the years ended June 30, 2020, 2019 and 2018. These audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following is selected financial data for the Company for each of the last three fiscal years ended 2018 through 2020 on a consolidated basis. The data is extracted from the audited consolidated financial statements of the Company for each of the said years.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (CDN)

Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2020	2019	2018
	$	$	$
Revenue	166,773	-	-
Net loss for year	(4,650,900)	(5,836,536)	(4,865,933)
Net loss per share	(0.10)	(0.15)	(0.15)

Working capital (deficit)	(4,464,323)	(3,236,359)	3,882,542
Total assets	14,693,789	4,645,132	4,875,592
Total liabilities	8,417,100	4,282,562	320,321
Capital stock	19,697,180	14,636,828	14,480,241
Contingently issuable shares	2,040,000	-	-
Shares to be issued	510,000	-	-
Contributed surplus	6,709,782	5,226,156	3,808,611
Equity portion of convertible debentures	862,913	62,498	-
Accumulated deficit	(24,159,690)	(19,570,801)	(13,734,265)
Accumulated other comprehensive income	(41,599)	7,889	684
Non-controlling interest	658,103	-	-
Shareholders’ equity (deficiency)	6,276,789	362,570	4,555,271

Summary of Financial Information in Accordance with U.S. GAAP (CDN)

Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2020	2019	2018
	$	$	$
Revenue	166,773	-	-
Net loss for year	(4,650,900)	(5,836,536)	(4,865,933)
Net loss per share	(0.10)	(0.15)	(0.15)

Working capital (deficit)	(4,464,323)	(3,236,359)	3,882,542
Total assets	14,693,789	4,645,132	4,875,592
Total liabilities	8,417,100	4,282,562	320,321
Capital stock	19,697,180	14,636,828	14,480,241
Contingently issuable shares	2,040,000	-	-
Shares to be issued	510,000	-	-
Contributed surplus	6,709,782	5,226,156	3,808,611
Equity portion of convertible debentures	862,913	62,498	-
Accumulated deficit	(24,159,690)	(19,570,801)	(13,734,265)
Accumulated other comprehensive income	(41,599)	7,889	684
Non-controlling interest	658,103	-	-
Shareholders’ equity (deficiency)	6,276,789	362,570	4,555,271

The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On November 30, 2020, being the last day of November 2019, the exchange rate, based on the daily buying rates, for the conversion of Canadian Dollars into United States Dollars (the “Daily Rate of Exchange”) was $0.7713.

The following table sets out the high and low exchange rates for each of the last six months.

2020	November	October	September	August	July	June

High for period	$0.7713	$0.7621	$0.7660	$0.7668	$0.7485	$0.7472
Low for period	$0.7543	$0.7491	$0.7465	$0.7476	$0.7344	$0.7309

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Daily Rate of Exchange on the last day of each month during the period.

	Year Ended June 30,
	2020	2019	2018	2017	2016
Average for the year	$0.7453	$0.7556	$0.7855	$0.7564	$0.7540

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

On October 28, 2019, Eric Lowy resigned as a Director of the Company.

On April 8, 2020, Ashish Kapoor resigned as a Director of the Company. Furthermore, Benjamin Higham and Jakob Ripshtein were appointed as Directors of the Company.

On May 19, 2020, the Company acquired 50.1% ownership in 2734158 Ontario Inc., as disclosed below.

On May 16, 2020, Nathan Nienhuis resigned as a Director and chief operating officer of the Company. Dale Rasmussen was appointed as a Director of the Company.

On August 17, 2020, Henry Kloepper resigned as a Director of the Company.

On September 21, 2020, the Company acquired an additional 10.35% equity stake in 2734158 Ontario Inc. bringing its total ownership of the corporation to 60.45%.

On November 20, 2020, Cannabilt Farms, LLC, a wholly-owned subsidiary the Company, was granted a Marijuana Production License in Oregon.

On December 2, 2020, the Company acquired a 51% stake in 10062771 Manitoba Inc.

Transaction Summaries

Summary of Star Buds Asset Acquisition.

On April 8, 2020, the Company, through its wholly-owned subsidiary, Cordova Investments Canada, Inc., completed the purchase of certain real assets and intellectual property (the “Assets”) of an arm’s length Canadian cannabis corporation (the “Star Buds Transaction”). The Assets acquired will enable the Company to open five recreational cannabis stores and four medical cannabis clinics in Western Canada under an established brand name, with the exclusive right to open more stores in Canada. In conjunction with the Star Buds Transaction, seasoned industry veterans, Mr. Jakob Ripshtein and Mr. Ben Higham joined the Company’s board of directors.

Starbuds International Inc., the vendor of the Assets (the “Vendor” or “Star Buds”) is a British Columbia based cannabis venture that owns one of the most significant medical cannabis clinic footprints in Western Canada, in addition to a network of recreational cannabis retail stores awaiting final provincial regulatory approvals. The Company has purchased the Assets related to five such recreational stores and four such medical clinics and expects to have them opened in 2020. These stores will leverage the Star Buds brand name and proven business model that has created one of the most profitable cannabis retail companies in the United States over the last six years. These stores also expect to be able to utilize the intellectual property of well-established Star Buds product lines of flower, concentrates, and edibles. The Company plans on leveraging the Star Buds business model and the platform to open additional stores across Canada in 2020 and beyond.

As consideration to the Vendor for the Star Buds Transaction, the Company:

(i)
issued twelve million five hundred thousand (12,500,000) common shares of the Company at close, in exchange for the Assets held related to five retail cannabis stores and four medical cannabis clinics;
(ii)
issued three million (3,000,000) common shares of the Company for each additional lease assignment in Alberta to the Company, for a total of six million (6,000,000) common shares of the Company;
(iii)
agreed to issue three million (3,000,000) common shares of the Company for the opening of each retail store, up to a maximum of fifteen million (15,000,000) common shares of the Company. Each store must be opened by April 8, 2021 for the Vendor to receive this additional consideration;
(iv)
issued a three-year promissory note for five hundred twenty-seven thousand and three hundred dollars (CDN $527,967) accruing interest at six percent per annum payable upon maturity (the “Closing Promissory Note”); and
(v)
issued two additional three-year promissory notes in amounts of two hundred twenty-two thousand and five hundred dollars (CDN $222,500) and one hundred ninety-six thousand and eight hundred (CDN $196,832) for obtaining assignment of two specific leases to Company. Such additional notes to have same terms as the Closing Promissory Note.

Summary of Investment in 2734158 Ontario Inc.

On May 19, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova agreed to invest a total of seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and invested (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gave the Company ownership of 50.1% of 273 after all payments were made. The Transaction is subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 7 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores will be operated by 273 under the Star Buds brand name, and Cordova is leveraging its recently closed assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 not previously owned by Cordova (the “Additional Shares”) bringing its accumulated ownership of 273 to 60.45%. The total purchase price for the Additional Shares amounted to $305,267, of which $72,539 was paid on closing and the remaining amounts are payable within a year from close.

Summary of Oregon Transaction

On April 4, 2018, Cordova OR entered into an agreement to acquire Cordova OR Operations, LLC (“OR Operations) for the acquisition of land and building for a total purchase price of US $1,440,000. Under the terms of the agreement, Cordova OR acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000) on April 4, 2018, and acquired the remaining 72.5% interest on June 19, 2019 for $1,361,048 (US $1,040,000). The assets of OR Operations consists of land, building and construction in progress with the construction in progress funded by Cordova OR. The total assets acquired through the transaction amounted to $3,645,389. The Company intends to continue its buildout the Oregon property to complete the construction and establish cultivation and processing facilities on the premises. On November 20, 2020, Cannabilt Farms, LLC, a wholly-owned subsidiary the Company, was granted a Marijuana Production License in Oregon.

Summary of Manitoba Transaction

On December 2, 2020, the Company, through its wholly owned subsidiary Cordova Investments Canada, Inc., completed the purchase of a 51% stake in 10062771 Manitoba Inc. (“Manitoba Inc.”) a Manitoba-based cannabis retail venture (the “Manitoba Transaction”). The purchase price for the shares is one hundred fifty thousand dollars ($150,000) payable to Manitoba Inc. and six million (6,000,000) warrants of the Company to be granted to the current shareholders of Manitoba Inc., with each warrant entitling the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.32 until November 30, 2022. In addition, the Company has agreed to loan up to one hundred fifty thousand dollars ($150,000) to Manitoba Inc. to enable the opening of the second store in Manitoba. The stores will be operated by Manitoba Inc. under the Star Buds brand name, and the Company will provide the retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. The Company also has a right of first refusal regarding any future primary issuance or secondary sale of shares of Manitoba Inc., and has a call option to purchase all of the outstanding equity interests of Manitoba Inc. at any time following the two-year anniversary of the closing date at a valuation equivalent to four times the trailing twelve months normalized EBITDA of Manitoba Inc.

(B) BUSINESS OVERVIEW

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a worldwide industry leader. The Company is focused on working with leading cannabis production, processing and retail operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal and regulated medical and/or recreational cannabis industries. The Company intends to leverage its production, processing and retail investments to establish a global multi-jurisdictional platform that delivers consistent formulations of best-of-breed brands and predictable consumer experiences.

CordovaCann has entered into strategic relationships and investments with cannabis operators in Canada and the United States. The Company will provide a variety of resources and services to these respective operators including, but not limited to: capital commitments, strategic positioning, brand development, best operating practices, access to intellectual property, administrative assistance, and general business consulting. Over the next twelve months, CordovaCann is focused on growing its retail operations through its assets acquired as part of the Star Buds acquisition and the acquisition of 273, as well as expanding the throughput of its Oregon operations. Moving forward, the Company will also seek partnerships with cannabis operators in key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms with a view to allowing these clients and prospective clients to gain access to our channels to market and to also generate additional revenue for the Company. The platform that the Company is building will seek to ensure that the end products are consistent across all jurisdictions by maintaining strict and professional standard operating procedures covering everything from marketing, sales, packaging, and branding through to the ultimate end user experience.

CordovaCann’s long-term focus is to continue expanding its reach into additional legal markets, and the Company expects to organically build and forge strategic relationships with cannabis producers, processors and retailers globally. As the Company works to penetrate new markets with its branded products, the Company will likely develop and/or acquire new brands and products to further leverage its channels to market through the broadening of its product offerings. Additionally, CordovaCann may invest in additional parts of the cannabis value chain in markets where such assets are legal and provide a competitive advantage and significant operating leverage for the Company.

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

(C) ORGANIZATIONAL STRUCTURE

The following table presents the corporate subsidiaries and the respective percentage ownership of the Company (the “Subsidiaries”) as at June 30, 2020:

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Ownership
CordovaCann Holdings Canada, Inc.	Ontario (Canada)	100%
Cordova Investments Canada, Inc.	Ontario (Canada)	100%
2734158 Ontario Inc.	Ontario (Canada)	50.1%
CordovaCann Holdings, Inc.	Delaware (USA)	100%
Cordova CO Holdings, LLC	Colorado (USA)	100%
Cordova CA Holdings, LLC	California (USA)	100%
CDVA Enterprises, LLC	California (USA)	100%
Cordova OR Holdings, LLC	Oregon (USA)	100%
Cordova OR Operations, LLC	Oregon (USA)	100%
Cannabilt Holdings, Inc.	Oregon (USA)	100%
Cannabilt Farms, LLC	Oregon (USA)	100%
Cannabilt OR Retail, LLC	Oregon (USA)	100%
Future Processing, LLC	Oregon (USA)	100%

 Note:
(1)
2734158 Ontario Inc is a 50.1% subsidiary of Cordova Investments Canada, Inc. As at the date of this Annual Report, 2734158 Ontario Inc is a 60.45% subsidiary of Cordova Investments Canada, Inc.
(2)
Cordova CO Holdings, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(3)
Cordova CA Holdings, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(4)
CDVA Enterprises, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(5)
Cordova OR Holdings, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(6)
Cordova OR Operations, LLC is a 100% subsidiary of Cordova OR Holdings, LLC.
(7)
Cannabilt Holdings, Inc. is a 100% subsidiary of CordovaCann Holdings, Inc.
(8)
Cannabilt Farms, LLC is a 100% subsidiary of Cannabilt Holdings, Inc.
(9)
Cannabilt OR Retail, LLC is a 100% subsidiary of Cannabilt Holdings, Inc.
(10)
Future Processing, LLC is a 100% subsidiary of Cannabilt Holdings, Inc.

(D) PROPERTY PLANTS AND EQUIPMENT

The Company’s leased property relates to rental leases entered into during the year ended June 30, 2020 related to the acquisition of 273 and Star Buds Transaction, as disclosed above.

The Company, through its wholly-owned subsidiary OR Operations, owns a premise located at 17551 SE Hwy 224, Damascus, Oregon 97089.

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

Results of operations

For the Years Ending June 30,	2020	2019	2018
	$	$	$
Revenue	166,773	-	-
Cost of sales	106,742	30,529	12,770
Expenses	3,368,656	5,547,863	4,880,359
Other expense (income)	1,396,624	258,144	(27,196)
Net loss for year	(4,705,249)	(5,836,536)	(4,865,933)
Net loss per share	(0.10)	(0.15)	(0.15)

Revenues

During the year ended June 30, 2020, the Company recorded $166,773 in revenue from retail cannabis store operations (June 30, 2019 - $nil, June 30, 2018 - $nil).

During the year ended June 30, 2020, the Company recorded $106,742 in cost of sales in relation to the retail cannabis store operations. During the year ended June 30, 2019 and 2018, the cost of sales related to cannabis-related equipment rental revenue in the amount of $30,529 and $12,770, respectively, of which no revenue was earned.

Expenses

The Company incurred the following operating expenses over the years ended June 30, 2020, 2019 and 2018:

For the Years Ending June 30,	2020	2019	2018
	$	$	$
Consulting fees	1,295,829	2,448,560	977,410
Share based compensation	1,048,661	1,413,919	3,447,415
Professional fees	488,902	371,079	225,151
Shareholders information services	135,181	379,058	52,714
Salaries and wages	23,039	-	-
Advertising costs	2,825	88,917	-
Office and general	208,484	605,334	120,274
Depreciation	5,768	-	-
Amortization of right-of-use assets	92,167	-	-
Lease and utilities	67,800	-	-
Financing costs	-	-	14,845
Exclusivity fee	-	48,367	42,550
Impairment of promissory note receivable	-	85,114	-
Impairment of equipment	-	107,515	-
	3,368,656	5,547,863	4,880,359

The overall analysis of the key operating expenses above is as follows:

Consulting Fees

Consulting fees for the year ended June 30, 2020 were $1,295,829, as compared to $2,448,560 for the year ended June 30, 2019 and $977,410 for the year ended June 30, 2018. Consulting fees decreased due to the decrease in the number of consultants during the year.

Share Based Compensation

Share based compensation expense for the year ended June 30, 2020 were 1,048,661 as compared to $1,413,919 for the year ended June 30, 2019 and $3,447,415 for the year ended June 30, 2018. The share based compensation expense for the year ended June 30, 2020 was a result of the issuances and vesting of warrants issued to consultants and the forfeitures of warrants that were issued in the prior fiscal year.

Professional Fees

Professional fees for the year ended June 30, 2020 were $488,902 as compared to $371,079 for the year ended June 30, 2019 and $225,151 for the year ended June 30, 2018. Professional fees for the year ended June 30, 2020, 2019 and 2018 were comprised of legal and audit fees and the increase reflects the increased acquisition activity in 2020.

Shareholder Information Services

Shareholder information services for the year ended June 30, 2020 were $135,181, as compared to $379,058 for the year ended June 30, 2019 and $52,714 for the year ended June 30, 2018. Shareholder information services for the year ended June 30, 2020, 2019 and 2018 were comprised of annual general meeting costs and accruals, transfer agent fees, other filing fees and investor relation services.

Office and General

Office and general costs for the year ended June 30, 2020 were $208,484 as compared to $605,334 for the year ended June 30, 2019 and $120,274 for the year ended June 30, 2018. Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants. The decrease in office and general costs for the year ended June 30, 2020 was primarily a result of decreased travel and administrative expenses.

Amortization of right of use assets

Amortization of right of use assets for the year ended June 30, 2020 was $92,167 as compared to $nil for the year ended June 30, 2019 and 2018. The increase in the expense reflects the new leases entered into through the Star Buds and 273 acquisitions over the year ended June 30, 2020.

Advertising

Advertising costs for the year ended June 30, 2020 were $2,825 as compared to $88,917 for the year ended June 30, 2019. Advertising costs during the year ended June 30, 2020 and 2019 were primarily a result of the Company’s efforts to increase traction to potential investors and other opportunities.

Financing Costs

Financing costs for the year ended June 30, 2019 were $nil as compared to $14,845 for the year ended June 30, 2018. Financing costs were in relation to accrued interest on the Company’s liabilities. The financing costs during the year ended June 30, 2018 were in relation to the settlement of a shareholder loan and repayments of related party loans.

Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company exclusivity on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to USD $100,000 for such exclusivity until termination by either party. In October 2019, the Company terminated the MOU. During the year ended June 30, 2019, the Company paid and expensed $48,367 as compared to $42,550 for the year ended June 30, 2018 as a result of the exclusivity fee.

Impairment of Promissory Note Receivable

During the year ended June 30, 2019, the Company impaired a promissory note receivable in the amount of $85,114 as compared to $nil for the years ended June 30, 2018. The impairment during the year ended June 30, 2019 was due to issues related to the collectability of the principal amount of the promissory note.

Impairment of Equipment

During the year ended June 30, 2019, the Company recorded an impairment of equipment of $107,515 as compared to $nil for the year ended June 30, 2018. The impairment of equipment during the year ended June 30, 2019 was in relation to the equipment that was leased to a third party in the State of Colorado.

Other Expense (Income)

The Company incurred the following other expense (income) over the years ended June 30, 2020, 2019 and 2018:

For the Years Ending June 30,	2020	2019	2018
	$	$	$
Interest expense	564,897	39,215	-
Interest on lease obligation	46,171	-	-
Accretion expense	249,518	24,680	-
Loss on settlement of fees	-	12,700	-
Loss on settlement of other investment	184,440	-	-
Impairment of assets	16,316	-	-
Foreign exchange loss (gain)	56,225	57,121	(27,196)
Gain on settlement	(51,023)	-	-
Other income	(65,920)	-	-
Loss on deposit	396,000	124,428	-
	1,396,624	258,144	(27,196)

The overall analysis of the key other expense (income) above is as follows:

Interest Expense

During the year ended June 30, 2020, the Company recorded interest expense of $564,897, $39,215 for the year ended June 30, 2019 and $nil for the year ended June 30, 2018. The interest expense during the year ended June 30, 2020 was primarily in relation to convertible debentures, promissory notes and a mortgage issued during the years ended June 30, 2020 and 2019, as well as the interest related to the lease obligation.

Accretion Expense

During the year ended June 30, 2020, the Company recorded an accretion expense of $249,518, as compared to $24,680 for the year ended June 30, 2019 and $nil for the year ended June 30, 2018. The accretion expenses during the year ended June 30, 2020 was primarily in relation to a discount on convertible debentures and promissory notes issued in relation to the Star Buds transaction as noted above, during the years ended June 30, 2020 and 2019.

Loss on Settlement of Other Investment

During the year ended June 30, 2020, the Company recorded a loss on settlement of other investment of $184,440 as compared to $nil for years ending June 30, 2019 and 2018. The loss in fiscal 2020 was due to impairment of the Company’s investment in NWN Inc. made on September 18, 2018 for $500,000. The investment was pledged as security for a promissory note and due to default on such promissory note, the security was called on October 26, 2020 and as a result, the investment was fully impaired as part of the repayment of the promissory note.

Loss on Settlement of Fees

During the year ended June 30, 2019, the Company recorded a loss on settlement of fees of $12,700 as compared to $nil for the year ended June 30, 2018. The loss on settlement of fees during the year ended June 30, 2019 was in relation to outstanding fees that were settled with the issuance of $250,000 in convertible debentures.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) for the year ended June 30, 2020 was $56,225 as compared to a loss (gain) of $57,121 for the year ended June 30, 2019 and $(27,196) for the year ended June 30, 2018. The foreign exchange losses and gains for the years ended June 30, 2020, 2019 and 2018 were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Loss on Deposit

During the year ended June 30, 2020, the Company recorded a loss on deposit of $396,000 as compared to $124,428 and $nil for the years ended June 30, 2019 and 2018. The loss on deposit during the year ended June 30, 2020 relates to a non-refundable deposit made towards a proposed California asset purchase and that transaction was effectively terminated. The loss on deposit during the year ended June 30, 2019 relates to a non-refundable deposit made on a proposed Oregon asset purchase and that transaction was effectively terminated.

Net Loss and Comprehensive Loss

Net loss for the year ended June 30, 2020 was $4,650,900 as compared to $5,836,536 for the year ended June 30, 2019 and $4,865,933 for the year ended June 30, 2018.

Comprehensive loss for the year ended June 30, 2020 was $4,700,388 as compared to $5,829,331 for the year ended June 30, 2019 and $4,865,249 for the year ended June 30, 2018.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2020, the Company had total assets of $14,693,789 (June 30, 2019 – $4,645,132) consisting of the following:

As at	June 30, 2020	June 30, 2019
	$	$

ASSETS
Current
Cash and cash equivalents	647,739	71,849
Prepaid expenses and deposits	188,674	427,894
Inventory	118,682	-
Harmonized sales tax receivable	27,118	-
Other deposit - current portion	74,450	-
Total current assets	1,056,663	499,743

Other investment	-	500,000
Other deposit	330,764	-
Right-of-use assets	2,539,670	-
Property and equipment, net	4,979,813	3,645,389
Intangible assets	5,243,967	-
Licenses	542,912	-

Total assets	14,693,789	4,645,132

The increase in assets from June 30, 2019 to June 30, 2020 was primarily the result of Star Buds and 273 acquisitions discussed above.

As at June 30, 2020, the Company had total liabilities of $8,417,100 (June 30, 2019 – $4,282,562) consisting of the following:

As at	June 30, 2020	June 30, 2019
	$	$
Current
Accounts payable and accrued liabilities	2,800,206	1,371,386
Mortgage payable	766,531	657,633
Debenture unit deposits	-	594,889
Convertible debentures	381,678	-
Deferred tax liability	4,939	-
Lease liability	253,205	-
Promissory notes payable	1,314,427	1,112,194
Total current liabilities	5,520,986	3,736,102

Promissory notes payable	566,835	-
Lease liability	2,329,279	-
Convertible debentures	-	546,460
Total liabilities	8,417,100	4,282,562

The increase in accounts payable and accrued liabilities from June 30, 2019 to June 30, 2020 was a result of the Company’s increased operations due to the Star Buds and 273 acquisitions discussed above and limited cash flow. During the year ended June 30, 2020, the Company issued debt through convertible debentures to assist in financing its operations and investments. During the year ended June 30, 2019, the Company issued debt through a mortgage payable, promissory notes payable, convertible debentures and subscriptions thereto to assist in financing its operations and investments.

As at June 30, 2020, the Company had a working capital deficiency of $4,464,323 as compared to a working capital deficiency of $3,236,359 as at June 30, 2019. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Used in Operating Activities

The Company used cash in operating activities in the amount of $1,037,942 (June 30, 2019 – $2,936,734 and June 30, 2018 - $1,177,474) for the year ending June 30, 2020 due to the reasons as discussed above.

Cash Used in Investing Activities

The Company used cash in investing activities in the amount of $145,587 (June 30, 2019 – $3.069,685 and June 30, 2018 - $1,304,415) for the year ending June 30, 2020. The investing activities during the year ending June 30, 2020 were primarily attributable to cash used for the 273 acquisition.

Cash From Financing Activities

The Company received proceeds from financing activities in the amount of $1,723,677 (June 30, 2019 – $2,820,366 and June 30, 2018 - $5,731,902) during the year ending June 30, 2020. The financing activities proceeds during the year ending June 30, 2020 were in relation to the proceeds received from the issuance of convertible debentures that closed on August 14, 2019, issuance of convertible debentures on April 24, 2020, a common share offering that closed on May 25, 2020, and a refinancing of a mortgage that was previously defaulted on.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years ended 2020, 2019 and 2018.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2020, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

As at June 30, 2020, the Company did not have any key contractual obligations.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Mr. Thomas (Taz) M. Turner, Jr. joined the Board of Directors on November 22, 2017 and as Chief Executive Officer of the Company on September 22, 2017. Mr. Turner is currently the Chairman of the Board of Directors. Mr. Turner has over 20 years of experience in the capital markets focused on both debt and equity securities in the technology and consumer industries. He founded Southshore Capital Partners, LP in 2009 and has guided the growth of Southshore’s global equity hedge fund as General Partner. Through his fund, Mr. Turner has invested in public and private cannabis companies since 2012. Prior to Southshore, Mr. Turner held progressive positions at hedge funds and private equity funds with Tala Investments, Trafelet Delta Funds and ABS Capital Partners, where he specialized in technology and consumer investments. Mr. Turner graduated from the University of Virginia with a Bachelor of Science in both Commerce and Mathematics.

We believe Mr. Turner is well-qualified to serve as Chairman of the Board of Directors due to his investment experience, operational experience and business contacts.

Mr. Dale Rasmussen joined the Board of Directors on May 15, 2020. Mr. Rasmussen has provided consulting services to growth companies in a variety of industries. He previously served as Chairman of Quantum Fuel System Technologies Worldwide and Chairman of Fisker Automotive. He was also the Senior Vice President and Secretary of IMPCO Technologies. He has helped facilitate numerous international transactions including several cross-border acquisitions and exchange agreements with leading Canadian companies in solar, wind, battery, and clean technology and alternative fuel automotive sectors. Prior to these roles, Mr. Rasmussen was a commercial banker responsible for the bank’s investment portfolio and corporate development initiatives.

We believe Mr. Rasmussen is well-qualified to serve as a member of the Board of Directors and Chairman of the Audit Committee due to his public company experience, financial markets knowledge and business contacts.

Mr. Jakob Ripshtein joined the Board of Directors on April 8, 2020. Mr. Ripshtein previously served as the President of Aphria, a leading global cannabis company. Mr. Ripshtein’s diverse career began in the Canadian spirits, pharmaceutical, and financial sectors, where he oversaw business, sales and tax functions. Joining Diageo in 2008 as VP of Finance, Mr. Ripshtein operated in a series of senior roles in Canada, the US, and the UK, becoming President of Diageo Canada, and, in 2016, CFO of Diageo North America. Mr. Ripshtein holds a CPA and International Tax designation, and a Bachelor of Business Administration Honours Degree from York University.

We believe Mr. Riphstein is well-qualified to serve as a member of the Board of Directors due to his public company experience, financial markets knowledge and business contacts.

Mr. Benjamin Higham joined the Board of Directors on April 8, 2020. Mr. Higham was instrumental in the creation and growth of Starbuds International and served on its Board of Directors over the past eight months. Prior to entering business, he practiced law in Canada and the United States, working in private practice and as corporate counsel. Mr. Higham brings significant retail cannabis experience gained from his deep personal network of industry leaders and proven success as a cannabis entrepreneur. Admitted to the New York and Massachusetts Bars in 2004 and called to the Bar of Ontario in 2006, Mr. Higham practiced law in both Canada and United States in private practice and as corporate counsel to a large multinational.

We believe Mr. Higham is well-qualified to serve as a member of the Board of Directors due to his public company experience, financial markets knowledge and business contacts.

Mr. Ashish Kapoor assumed the roles of Chief Financial Officer and Corporate Secretary of the Company, effective March 10, 2015. Mr. Kapoor has over 20 years of experience in providing capital markets advisory and assurance services as a finance professional. After obtaining his Chartered Accountant designation at Ernst & Young, Mr. Kapoor has gained over 10 years of experience in investment banking; advising clients across various industries. As a senior vice president at Macquarie Capital Markets Canada Ltd., Mr. Kapoor was responsible for the Canadian telecom, media, entertainment and technology investment banking and principal investing group. During his 10 years at Macquarie, Mr. Kapoor completed in excess of $3 billion in successful principal investments and advised on a further $4 billion of mergers and acquisitions for third party clients. Mr. Kapoor was formerly the CFO of DealNet Capital Corp., a consumer finance company, and Transeastern Power Trust (prior to its current name, Blockchain Power Trust), an independent power producer focused on renewable energy sources. Mr. Kapoor was awarded the Gold Medal for first place in Ontario, and the Bronze Medal for third place in Canada on the 2000 Chartered Accountancy Uniform Final Examination. Mr. Kapoor is also a CFA Charter holder and holds a Masters of Accounting and a Bachelor of Arts degree from University of Waterloo.

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

2. Statement of Executive Compensation

The following table and accompanying notes set forth all compensation expensed by the Company to all persons who served as the Company’s Directors and Officers during the fiscal year ended June 30, 2020. The information is provided for the fiscal years ended 2020, 2019 and 2018.

Name and principal position	Year	Salary (CAD $)	Share-based awards (CAD $)	Option-based awards (CAD $)	Non-equity incentive plan compensation (CAD $)		Pension value (CAD $)	All other compensation (CAD $)	Total compensation (CAD $)
					Annual incentive plans	Long-term incentive plans
Thomas M, Turner, Jr., Chairman and Chief Executive Officer	2020 2019 2018	204,270 264,740 141,126	- - -	25,959(1) - 216,694(1)	- - -	- - -	- - -	- - -	230,229 264,740 357,820
Ashish Kapoor, Director, Chief Financial Officer and Corporate Secretary	2020 2019 2018	204,270 264,740 141,126	- - -	12,980(1) - 216,694(1)	- - -	- - -	- - -	- - -	217,250 264,740 357,820
Nathan Nienhuis, Former Director and Former Chief Operating Officer	2020 2019 2018	169,270 264,740 56,574	- - -	277,004(1) - 1,815,029(1)	- - -	- - -	- - -	- - -	446,274 264,740 1,871,603
Henry J. Kloepper, Director	2020 2019 2018	31,112 31,769 7,747	- - -	6,490(1) - 18,851(1)	- - -	- - -	- - -	- - -	37,602 31,769 26,598
Jakob Ripshtein, Director	2020 2019 2018	7,500 - -	- - -	184,713(1) - -	- - -	- - -	- - -	- - -	192,213 - -
Benjamin Higham, Director	2020 2019 2018	7,500 - -	- - -	184,713(1) - -	- - -	- - -	- - -	- - -	192,213 - -
Dale Rasmussen, Director	2020 2019 2018	3,750 - -	- - -	132,012(1) - -	- - -	- - -	- - -	- - -	135,762 - -
Eric Lowy, Former Director	2020 2019 2018	8,056 31,769 7,747	- - -	- - 18,851(1)	- - -	- - -	- - -	- - -	8,056 31,769 26,598

 Note:
(1)
See Item 6(E) below for details of option based awards.

Employment Agreements; Termination and Change of Control Benefits

As at the date of this Annual Report, the Company is a party to the following employment agreements with the Company’s Directors and Officers:

Thomas (Taz) M. Turner, Jr. Pursuant to the employment agreement entered into with Mr. Turner, Mr. Turner serves as Chief Executive Officer of the Company and is entitled to an annual base salary of CAD $140,000 and is eligible to earn a cash performance bonus.

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

Ashish Kapoor. Pursuant to the employment agreement entered into with Mr. Kapoor, Mr. Kapoor serves as Chief Financial Officer of the Company and is entitled to an annual base salary of CAD $140,000 and is eligible to earn a cash performance bonus.

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

Director Compensation

The Company has no formal agreements for compensating its Directors for their services in their capacity as directors. The Company’s Board of Directors agreed to pay each of the Company’s non-executive directors $2,500 per month for their services. The payment or non-payment of non-executive director fees is made by the Board of Directors from time to time. Directors are expected in the future to receive stock options to purchase Common Shares as may be awarded by the Board of Directors.

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

(C) BOARD PRACTICES

The Board is currently comprised of four (4) directors; being; Thomas (Taz) M. Turner, Jr. (Chairman); Dale Rasmussen, Jakob Ripshtein, and Benjamin Higham; who were each elected by the Company’s shareholders to hold office until the next annual meeting of shareholders or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the by-laws of the Company. Mr. Rasmussen, Mr Ripshtein and Mr. Higham are “independent” directors. Mr. Turner, the Company’s Chief Executive Officer; is not considered to be independent. The Board has determined that a board of four (4) members will be effective in the governance and supervision of the management of the Company’s business and affairs at this time.

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

Audit Committee

The current members of the Company’s Audit Committee are Dale Rasmussen, who is also the Chair of the Audit Committee, Thomas (Taz) M. Turner, Jr., Jakob Ripshtein and Benjamin Higham. Mr. Rasmussen, Mr Ripshtein and Mr. Higham are “independent” directors. Mr. Turner, the Company’s Chief Executive Officer; is not considered to be independent. All members of the Audit Committee are considered to be financially literate.

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

(E) SHARE OWNERSHIP

The Corporation had the following plans as at June 30, 2020 and the date of this Annual Report:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons as at June 30, 2020:

Name	Number of Shares Held	Option-Based Awards		Share-Based Awards
		Number of securities underlying unexercised options (#)	Option exercised price (CAD $)	Option expiration date	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested (CAD $)
Thomas M, Turner, Jr., Chairman and Chief Executive Officer	2,947,523(1)	200,000(3)	0.25	Feb 24, 2023	-	-
		150,000(3)	0.40	Jan 15, 2021
		150,000(3)	1.15	Mar 8, 2021
Ashish Kapoor, Chief Financial Officer and Corporate Secretary, Former Director	5,997,380(2)	100,000(3)	0.25	Feb 24, 2023	-	-
		150,000(3)	0.40	Jan 15, 2021
		150,000(3)	1.15	Mar 8, 2021
Nathan Nienhuis, Former Director and Former Chief Operating Officer	-	1,000,000(3)	0.45	May 15, 2023	-	-
		100,000(3)	0.25	Feb 24, 2023
		150,000(3)	0.40	Jan 15, 2021
		150,000(3)	1.15	Mar 8, 2021
Henry J. Kloepper, Director	-	50,000(3)	0.25	Feb 24, 2023	-	-
		50,000(3)	0.40	Jan 15, 2021
Jakob Ripshtein, Director	-	1,500,000(3)	0.25	Apr 6, 2023	-	-
Benjamin Higham, Director	-	1,500,000(3)	0.25	Apr 6, 2023	-	-
Dale Rasmussen, Director	-	500,000(3)	0.45	May 15, 2023	-	-
Eric Lowy, Former Director	-	50,000(3)	0.40	Jan 15, 2021	-	-

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

There were 65,948,832 Common Shares issued and outstanding as at June 30, 2020 and 74,973,353 Common Shares issued and outstanding as at the date of this Annual Report. There were 7,050,000 options and 10,249,500 warrants issued and outstanding as at June 30, 2020 and 7,050,000 options and 15,143,000 warrants issued and outstanding as at the date of this Annual Report.

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

As at the date of this Annual Report, intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 55% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as at June 30, 2020. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of Shareholder	No. of Shares Held	% of Issued Shares

2364201 Ontario Corp.	5,895,046	8.94%
Southshore Capital Partners, LP	2,947,523	4.47%
T3 Research, LLC	2,947,523	4.47%

All of the Company’s shareholders have the same voting rights.

As at the date of this Annual Report, the Company had 74,973,353 common shares outstanding, which, as per the details provided by TSX Trust Company, the Company’s registrar and transfer agent, were held by approximately 615 record holders (excluding the beneficial shareholders held through the intermediaries) of which 100 shareholders are based in the United States (including the beneficial shareholders held through the intermediaries) and hold an aggregate of 23,428,358 shares or less than 32% of the Common Shares.

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

(B) RELATED PARTY TRANSACTIONS

Related party transactions for the year ended June 30, 2020, 2019 and 2018 and the balances as at those dates, not disclosed elsewhere in the Company’s consolidated financial statements are:

1.
During the year ended June 30, 2020, the Company purchased equipment valued at $nil (June 30, 2019 - $nil; June 30, 2018 – $44,439) from a corporation related by virtue of a common officer and a director;

2.
During the year ended June 30, 2020, the Company expensed $662,284 (June 30, 2019 - $1,116,103; June 30, 2018 – $508,399), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at June 30, 2020, the Company had fees payable to officers and directors of the Company of $1,278,106 (June 30, 2019 - $546,653); and

3.	During the year ended June 30, 2020, the Company expensed $559,846 (June 30, 2019 - $nil; June 30, 2018 – $2,286,120) in share based compensation related to officers and directors of the Company.

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

On October 28, 2019, Eric Lowy resigned as a Director of the Company.

On April 8, 2020, Ashish Kapoor resigned as a Director of the Company. Furthermore, Benjamin Higham and Jakob Ripshtein were appointed as Directors of the Company.

On May 16, 2020, Nathan Nienhuis resigned as a Director and chief operating officer of the Company. Dale Rasmussen was appointed as a Director of the Company.

On August 17, 2020, Henry Kloepper resigned as a Director of the Company

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

Date	High ($)	Low ($)	Volume
November, 2020	0.39	0.17	1,706,834
October, 2020	0.25	0.16	790,415
September, 2020	0.27	0.17	1,225,004
August, 2020	0.42	0.21	989,570
July, 2020	0.40	0.30	198,880
June, 2020	0.35	0.25	399,562
May, 2020	0.50	0.31	115,086
April, 2020	0.47	0.19	349,751
March, 2020	0.27	0.13	229,062
February, 2020	0.26	0.12	704,985
January, 2020	0.21	0.12	241,318
December, 2019	0.22	0.15	222,100

The following table sets forth the reported high and low prices and the trading volume of the Common Shares on the OTCQB marketplace for each month for the twelve (12) months prior to the date of this Annual Report.

Date	High (USD $)	Low (USD $)	Volume
November, 2020	0.30	0.13	2,107,500
October, 2020	0.19	0.13	978,100
September, 2020	0.22	0.14	1,815,900
August, 2020	0.33	0.17	1,533,700
July, 2020	0.35	0.21	547,900
June, 2020	0.31	0.20	563,600
May, 2020	0.36	0.23	335,100
April, 2020	0.38	0.12	1,184,300
March, 2020	0.22	0.06	943,100
February, 2020	0.21	0.08	1,156,300
January, 2020	0.22	0.10	1,169,500
December, 2019	0.23	0.12	447,900

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2020:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2020, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2020, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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

Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Interim Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2020.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of International Financial Reporting Standards as issued by the International Accounting Standards Board. It is our management’s responsibility to establish and maintain adequate internal control over financial reporting for the Company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set for the by the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 COSO”). Based on the Company’s evaluation and the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as at June 30, 2020 based on the 2013 COSO framework criteria. Management has identified control deficiencies regarding the: (i) lack of segregation of duties; (ii) reliance on independent consultants for review of critical accounting areas and disclosures; and (iii) lack of sufficient financial and personnel resources to design, document and effectuate internal controls over financial reporting. Management of the Company believes that these material weaknesses are due to the small size of the Company’s accounting staff. The small size of the Company’s accounting staff may prevent adequate controls in the future, such as segregation of duties, due to the cost/benefit of such remediation. To mitigate the current limited resources and limited staff, the Company relies heavily on direct management oversight of transactions, along with the use of legal and accounting professionals. As the Company grows, the number of employees is expected to increase, which will enable the Company to implement adequate segregation of duties within the internal control framework.

These control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to the Company’s consolidated financial statements may not be prevented or detected on a timely basis. Accordingly, the Company has determined that these control deficiencies as described above together constitute a material weakness.

In light of these material weaknesses, the Company performed additional analyses and procedures in order to conclude that its consolidated financial statements for the year ended June 30, 2020 included in this Annual Report on Form 20-F were fairly stated in accordance with the accounting principles generally accepted in Canada. Accordingly, management believes that despite the Company’s material weaknesses, its consolidated financial statements for the year ended June 30, 2020 are fairly stated, in all material respects, in accordance with the accounting principles generally accepted in Canada.

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

C.     Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2020 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2020 the audit committee consisted of four directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

The current members of the Company’s Audit Committee are Dale Rasmussen, who is also the Chair of the Audit Committee, Thomas (Taz) M. Turner, Jr., Jakob Ripshtein and Benjamin Higham. Mr. Rasmussen, Mr. Ripshtein, and Mr. Higham are “independent” members of the Audit Committee. Mr. Turner, the Company’s Chief Executive Officer is not considered to be independent members of the Audit Committee; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Turner carrying out the responsibilities of a director.

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

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2020	June 30, 2019

Audit Fees	$80,000	115,000(1)
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

(1)
The accounting fees for the year ended June 30, 2019 were expressed in United States Dollars.

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by the auditors.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 15, 2020, the Company’s Board of Directors and Audit Committee requested that Marcum LLP (the “Former Auditor”) resign as the Company’s auditor to facilitate the appointment of Kreston GTA LLP (the “Successor Auditor”) as the Company’s new auditor until the next annual general meeting, effective immediately on the date thereof.

The audit report of the Former Auditor on the Company’s consolidated financial statements as of and for the years ended June 30, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the two fiscal years ended June 30, 2019 and June 30, 2018 and through October 15, 2020, there were no (i) disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their report to the subject matter of the disagreement, or (ii) reportable events as described in Item 16F(a)(1)(v) of Form 20-F. The Company has provided the Former Auditor with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree.

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

4.(d)	2017 Stock Option Plan dated November 22, 2017 - Incorporated herein by reference to Exhibit 4.(d) to the Company’s Annual Report on Form 20-F filed on December 13, 2018.

11.	Code of Ethics - Incorporated herein by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F filed on October 29, 2015.

12.	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.(a)	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(i)	Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

14(a)(ii)	Audit Committee Charter dated November 5, 2018 - Incorporated herein by reference to Exhibit 14(a)(ii) to the Company’s Annual Report on Form 20-F filed on December 13, 2018.

99.1	Press Release dated November 23, 2020 from CordovaCann Corp.

99.2	Press Release dated December 2, 2020 from CordovaCann Corp.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this December 14, 2020.

CORDOVACANN CORP.

By:	/s/ Ashish Kapoor
Name: Ashish Kapoor
Title: Chief Financial Officer

CordovaCann Corp.
(formerly LiveReel Media Corporation)

Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
 (Expressed in Canadian Dollars)

KRESTON GTA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of CordovaCann Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of CordovaCann Corp. (the "Company") as of June 30, 2020, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2020, and its financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Comparative Information

The consolidated financial statements of the Company as at June 30, 2019 and 2018 and for the years then ended were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on December 2, 2019.

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com
A member of Kreston International | A global network of independent accounting firms

Kreston GTA LLP

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

October 28, 2020

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
CordovaCann Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of CordovaCann Corp. (the "Company") as of June 30, 2019, the related consolidated statements of operations and comprehensive loss, changes in equity (deficiency) and cash flows for the years ended June 30, 2019 and 2018, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Houston, Texas
December 2, 2019

191228 audit report 1219

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Financial Position
As at June 30, 2020 and 2019
(Expressed in Canadian Dollars)

	2020	2019
	$	$

ASSETS
Current
Cash and cash equivalents	647,739	71,849
Prepaid expenses and deposits	188,674	427,894
Inventory (Note 9)	118,682	-
Harmonized sales tax receivable	27,118	-
Other deposit - current portion (Note 22(d))	74,450	-
Total current assets	1,056,663	499,743

Other investment (Note 6)	-	500,000
Other deposit (Note 22(d))	330,764	-
Right-of-use assets (Note 7)	2,539,670	-
Property and equipment, net (Note 8)	4,979,813	3,645,389
Intangible assets (Note 11)	5,243,967	-
Licenses (Note 12)	542,912	-

Total assets	14,693,789	4,645,132

LIABILITIES
Current
Accounts payable and accrued liabilities	2,800,206	1,371,386
Mortgage payable (Note 14)	766,531	657,633
Debenture unit deposits (Note 16)	-	594,889
Convertible debentures (Note 17)	381,678	-
Deferred tax liability	4,939	-
Lease liability (Note 13)	253,205	-
Promissory notes payable (Note 15)	1,314,427	1,112,194
Total current liabilities	5,520,986	3,736,102

Promissory notes payable (Note 15)	566,835	-
Lease liability (Note 13)	2,329,279	-
Convertible debentures (Note 17)	-	546,460
Total liabilities	8,417,100	4,282,562

SHAREHOLDERS' EQUITY
Share capital (Note 18)	19,697,180	14,636,828
Contingently issuable shares (Note 18)	2,040,000	-
Shares to be issued (Note 18)	510,000	-
Contributed surplus	6,709,782	5,226,156
Equity portion of convertible debentures	862,913	62,498
Accumulated deficit	(24,159,690)	(19,570,801)
Accumulated other comprehensive income	(41,599)	7,889
Total shareholders' equity attributable to Cordova shareholders	5,618,586	362,570
Non-controlling interest	658,103	-
Total equity	6,276,689	362,570
Total liabilities and shareholders' equity	14,693,789	4,645,132

Nature of operations and going concern (Note 1)
Commitments (Note 22)
Related party transactions (Note 3)
Subsequent events (Note 28)

Approved on behalf of the Board:

“Dale Rasmussen”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Operations and Comprehensive Loss
For the years ended June 30, 2020, 2019 and 2018
 (Expressed in Canadian Dollars)

	2020	2019	2018
	$	$	$

Revenue	166,773	-	-
Cost of sales (Note 8)	(106,742)	30,529	12,770
Gross profit	60,031	(30,529)	(12,770)

Expenses
Consulting fees	1,295,829	2,448,560	977,410
Share based compensation (Note 19, 20)	1,048,661	1,413,919	3,447,415
Professional fees	488,902	371,079	225,151
Shareholders information services	135,181	379,058	52,714
Salaries and wages	23,039	-	-
Advertising costs	2,825	88,917	-
Office and general	208,484	605,334	120,274
Depreciation (Note 8)	5,768	-	-
Amortization of right-of-use assets (Note 7)	92,167	-	-
Leases and utilities	67,800	-	-
Financing costs	-	-	14,845
Exclusivity fee (Note 22(a))	-	48,367	42,550
Impairment of promissory note receivable (Note 5)	-	85,114	-
Impairment of equipment (Note 8)	-	107,515	-
	3,368,656	5,547,863	4,880,359
Loss before other income	(3,308,625)	(5,578,392)	(4,893,129)

Interest expense (Note 14, 15, 17)	564,897	39,215	-
Interest on lease obligation (Note 13)	46,171	-
Accretion expense (Note 15, 17)	249,518	24,680	-
Loss on settlement of fees (Note 17)	-	12,700	-
Loss on settlement of other investment	184,440	-	-
Impairment of assets	16,316	-	-
Foreign exchange loss (gain)	56,225	57,121	(27,196)
Gain on settlement	(51,023)	-	-
Other income	(65,920)	-	-
Loss on deposit (Note 22(e))	396,000	124,428	-
Loss before income taxes	(4,705,249)	(5,836,536)	(4,865,933)
Deferred tax recovery (Note 26)	54,349	-	-
Net loss and comprehensive loss	(4,650,900)	(5,836,536)	(4,865,933)

Loss per share - basic and diluted	(0.10)	(0.15)	(0.15)

Weighted average number of outstanding common shares - basic and diluted	45,424,867	40,149,242	32,255,112

Net loss	(4,650,900)	(5,836,536)	(4,865,933)
Foreign exchange translation adjustment	(49,488)	7,205	684
Total comprehensive loss	(4,700,388)	(5,829,331)	(4,865,249)

Net loss from continuing operations attributable to:
CordovaCann Corp.	(4,588,889)	(5,836,536)	(4,865,933)
Non-controlling interest	(62,011)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Changes in Equity (Deficiency)
As at June 30, 2019 and 2018
 (Expressed in Canadian Dollars)

		Number of			Equity Portion	Contingently			Accumulated Other
		Common Shares	Share Capital	Contributed Surplus	of Convertible Debentures	issuable shares	Shares to be issued	Accumulated Deficit	Comprehensive Income	Non-controlling interests	Shareholders' Equity
		#	$	$	$	$	$	$	$	$	$
Balance, June 30, 2017	Note #	23,521,744	7,880,660	361,196	-	-	-	(8,868,332)	-	-	(626,476)
Common shares issued for settlement of loan	18	7,681,110	384,055	-	-	-	-	-	-	-	384,055
Common shares issued for private placement	18	5,532,500	553,250	-	-	-	-	-	-	-	553,250
Common shares issued for private placement	18	890,074	959,251	-	-	-	-	-	-	-	959,251
Issuance of options	19	-	-	1,177,727	-	-	-	-	-	-	1,177,727
Issuance of warrants	20	-	-	2,269,688	-	-	-	-	-	-	2,269,688
Common shares issued for private placement	18	2,410,800	4,703,025	-	-	-	-	-	-	-	4,703,025
Foreign currency translation gain		-	-	-	-	-	-	-	684		684
Net loss for the year		-	-	-	-	-	-	(4,865,933)	-	-	(4,865,933)
Balance, June 30, 2018		40,036,228	14,480,241	3,808,611	-	-	-	(13,734,265)	684	-	4,555,271
Issuance of warrants	20	-	-	1,413,919	-	-	-	-	-	-	1,413,919
Equity portion of convertible debentures	17	-	-	29,063	62,498	-	-	-	-	-	91,561
Warrant portion of promissory note payable	15	-	-	18,650	-	-	-	-	-	-	18,650
Common shares issued for exercise of warrants	18	750,000	156,587	(44,087)	-	-	-	-	-	-	112,500
Foreign currency translation gain		-	-	-	-	-	-	-	7,205		7,205
Net loss for the year		-	-	-	-	-	-	(5,836,536)	-	-	(5,836,536)
Balance, June 30, 2019		40,786,228	14,636,828	5,226,156	62,498	-	-	(19,570,801)	7,889	-	362,570

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Changes in Equity (Deficiency)
As at June 30, 2020
 (Expressed in Canadian Dollars)
		Number of			Equity portion of	Contingently	Shares to		Accumulated Other	Non-controlling
		Common Shares	Share Capital	Contributed Surplus	Convertible Debentures	issuable shares	be issued	Accumulated Deficit	Comprehensive	interests	Shareholders' Equity
		#	$	$	$	$	$	$	$	$	$
Balance, June 30, 2019	Note #	40,786,228	14,636,828	5,226,156	62,498	-	-	(19,570,801)	7,889	-	362,570
Issuance of warrants	20	-	-	631,336	-			-	-	-	631,336
Issuance of options	19	-	-	869,299	-	-	-	-	-	-	869,299
Forfeiture of warrants	20	-	-	(451,976)	-	-	-	-	-	-	(451,976)
Equity portion of convertible debentures	17	-	-	33,816	74,989	-	-	-	-	-	108,805
Conversion of convertible debenture	17	271,164	290,304	-	(19,140)	-	-	-	-	-	271,164
Warrant portion of promissory note payable	15	-	-	8,995	-	-	-	-	-	-	8,995
Conversion of convertible debenture	17	-	-	-	(36,434)	-	-	-	-	-	(36,434)
Equity portion of convertible debentures	17	-	-	415,010	748,990	-	-	-	-	-	1,164,000
Interest on equity portion of convertible debentures	17	-	-	-	32,010	-	-	-	-	-	32,010
Issuance of shares for asset acquisition	18	12,500,000	2,125,000	-	-	-	-	-	-	-	2,125,000
Contingent consideration for asset acquisition	11	-	-	-	-	3,570,000	-	-	-	-	3,570,000
Shares issued as part of contingent consideration	18	6,000,000	1,020,000	-	-	(1,020,000)	-	-	-	-	-
Shares issued as part of settlement	15	181,250	72,500	-	-	-	-	-	-	-	72,500
Shares to be issued as part of contingent consideration	18	-	-	-	-	(510,000)	510,000	-	-	-	-
Common shares issued for private placement	18	6,210,190	1,552,548	-	-	-	-	-	-	-	1,552,548
Acquisition of 273 Ontario	12	-	-	-	-	-	-	-	-	720,114	720,114
Deduction of deferred tax liabilities				(22,854)							(22,854)
Foreign currency translation gain		-	-	-	-	-	-	-	(49,488)	-	(49,488)
Net loss for the year		-	-	-	-	-	-	(4,588,889)	-	(62,011)	(4,650,900)
Balance, June 30, 2020		65,948,832	19,697,180	6,709,782	862,913	2,040,000	510,000	(24,159,690)	(41,599)	658,103	6,276,689

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Consolidated Statements of Cash Flows
For the years ended June 30, 2020, 2019 and 2018
 (Expressed in Canadian Dollars)

	2020	2019	2018
	$	$	$

Operating activities
Net loss for the year	(4,650,900)	(5,836,536)	(4,865,933)

Adjusted for non-cash items:
Shares issued on consulting agreement	27,550	-	322,862
Share based compensation	1,048,661	1,413,919	3,447,415
Impairment of promissory note receivable	-	85,114	-
Impairment of equipment	-	107,515	-
Amortization of right-of-use assets	92,167	-	-
Depreciation	5,768	30,529	12,770
Loss on deposit	396,000	-	-
Loss on settlement of other investment	184,440	-	-
Impairment of assets	16,316	-	-
Interest expense	531,545	39,215	-
Interest on lease obligation	46,171	-	-
Deferred tax recovery	(54,349)
Gain on settlement	(51,023)	-	-
Accretion expense	249,518	24,680	-
Convertible debentures issued for settlement of fees	-	250,000	-
Share issued on settlement of fees	140,680	-	-
Transaction costs	-	-	(7,591)
Changes in non-cash working capital items:
Prepaid expenses and deposits	(188,674)	(102,235)	(318,903)
Inventory	(118,682)	-	-
Payment of lease liabilities	(91,034)	-	-
Harmonized sales tax receivable	(27,118)	-	-
Accounts payable and accrued liabilities	1,405,022	1,051,065	231,906
Cash used in operating activities	(1,037,942)	(2,936,734)	(1,177,474)
Investing activities
Purchase of property and equipment	(145,587)	(2,500,373)	(151,188)
Investment in OR Operations	-	-	(526,720)
Advances to OR Operations	-	-	(610,705)
Investment in related party	-	(500,000)	-
Promissory note receivable	-	(69,312)	(15,802)
Cash used in investing activities	(145,587)	(3,069,685)	(1,304,415)
Financing activities
Advances from (repayments to) related parties	-	-	(117,081)
Issuance of mortgage payable	34,929	654,350	-
Debenture unit deposits	-	594,889	-
(Repayments) issuance of promissory notes payable	(180,043)	1,108,627	-
Issuance of convertible debentures	457,111	350,000	-
Proceeds from the exercise of warrants	-	112,500	-
Repayments of related party notes payable	-	-	(43,681)
Proceeds from issuance of common shares	1,411,680	-	5,892,664
Proceeds from financing activities	1,723,677	2,820,366	5,731,902
Effect of exchange rate changes on cash	35,742	7,205	684
Net increase (decrease) in cash and cash equivalents	575,890	(3,178,848)	3,250,697
Cash and cash equivalents, beginning of year	71,849	3,250,697	-
Cash and cash equivalents, end of year	647,739	71,849	3,250,697

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

1.
NATURE OF OPERATIONS AND GOING CONCERN

 CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing, production and retail vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $4,700,388 (June 30, 2019 – $5,829,331) during the year ended June 30, 2020 and has a total accumulated deficit of $24,182,178 (June 30, 2019 – $19,570,801) as at June 30, 2020. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and it raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form until its operations become profitable and cash flow positive, however, there can be no assurances that the Company will achieve this. Accordingly, these consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.
BASIS OF PREPARATION

(a)
Statement of Compliance

These consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were authorized for issue by the Board of Directors on October 28, 2020.

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
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

2.
BASIS OF PREPARATION (continued)

(c)
Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.

        Translation of foreign-currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss resulting from the settlement of such transactions and from the translation at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

        Translation of financial statements of subsidiaries

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

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

(e)
Basis of Consolidation

These consolidated financial statements include those of the Company and of the entities controlled by the Company (the “subsidiaries”). Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

2.
BASIS OF PREPARATION (continued)

(e)
Basis of Consolidation

has the ability to use its power over the investee to affect the amount of its returns.. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The following table lists the Company’s subsidiaries and their functional currencies:

Name of Subsidaries	Place of Incorporation	Proportion of Ownership Interest	Direct /Indirect	Currency

CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Direct	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Direct	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	50.1%	Indirect	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Direct	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	Indirect	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	Indirect	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	Indirect	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	Indirect	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	Indirect	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	Indirect	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	Indirect	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	Indirect	United States Dollars
Future Processing, LLC	Oregon, USA	100%	Indirect	United States Dollars

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

Cash and cash equivalents

Cash consists of bank balances and cash held in trust. Cash equivalents consist of short-term deposits with original maturities of three months or less. As at June 30, 2020 and June 30, 2019, there were no cash equivalents.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

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

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Compound financial instruments

Compound financial instruments issued by the Company are comprised of convertible debentures that can be converted into common shares and promissory notes payable attached with warrants. The Compound financial instruments are segregated into their debt and equity components or derivative liability components at the date of issue, in accordance with the substance of the contractual agreements. The conversion feature of the convertible promissory notes is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument. One of criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed").

If the conversion feature meets the fixed for fixed criteria, the conversion option will be classified as equity components. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of the compound financial instruments is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

If the conversion feature does not meet the fixed for fixed criteria, the conversion option will be recorded as derivative financial liability, which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is recalculated as the difference between the proceeds of the convertible promissory notes as a whole and the fair value of the derivative financial liabilities. Subsequent to initial recognition, the derivative financial liability is re-measured at fair value at the end of each reporting period with changes in fair value recognized in the statement of operation for each reporting period, while the debt component is accreted to the face value of the debt using the effective interest method.

Transaction costs are allocated to the debt and equity components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to equity components will be accounted for as a deduction from equity, net of any related income tax benefit; cost allocated to the derivative financial liability component are expensed; and cost allocated to the debt component are offset against the carrying amount of the liability and included in the determination of the effective interest rate.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Compound financial instruments (continued)

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

Financial instruments

The Company recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument. Under IFRS 9, such financial assets or financial liabilities are initially recognized at fair value and the subsequent measurement depends on their classification.

Financial assets

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

Amortized cost - Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

Fair value through other comprehensive income - Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL - Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities

Under IFRS 9, financial liabilities are primarily classified at amortized cost with limited exceptions. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. The Company's accounting policy for each category is as follows:

FVTPL - This category comprises derivatives, liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term, and certain financial liabilities that were designated at FVTPL from inception.

Amortized cost - Financial liabilities are recognized initially at fair value net of directly attributable transaction costs. They are subsequently recognized at amortized cost using effective interest method with interest expense recognized on an effective yield basis.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when the Company has a legal right to offset the amounts and it intends to either settle on a net basis or realize the asset and settle the liability simultaneously.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

 3.  SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table summarizes the classification of the Company’s financial instruments:

IFRS 9
Classification

Financial assets
Cash and cash equivalents	Amortized cost
Promissory note receivable	Amortized cost
Other deposit	Amortized cost
Other investment	Amortized cost

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Mortgage payable	Amortized cost
Debenture unit deposits	Amortized cost
Promissory notes payable	Amortized cost

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities. On adoption of IFRS 9 on July 1, 2018, there was no change in the carrying value of the financial instruments on transition from IAS 39. IFRS 9 uses an expected credit loss impairment model as

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

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

Inventories

Inventories for finished cannabis goods are initially valued at cost, and subsequently at the lower of cost and net realizable value. Cost is determined using the average costing method. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

Revenue

Revenue from the sale of cannabis goods is recognized when the significant risks and rewards of ownership have been transferred, generally at the date of transfer of ownership title. Revenue from the sale of goods is measured at the fair value of the consideration received.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from total equity.

Property and equipment, net

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

Depreciation is charged to the income statement based on the cost, less estimated residual value, of the asset on a straight-line basis over the estimated useful life. Depreciation commences when the assets are available for use. The estimated useful lives are as follows:

	Method:	Rate:
Equipment	Straight-line	5 years
Furnitures and fixtures	Straight-line	5 years
Leasehold improvements	Straight-line	Over the lease term
Computer equipment	Straight-line	2 years

Property and equipment, excluding land, not yet ready for use are not amortized until they are available for use.

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

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluding from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree.

The identifiable assets acquired, and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Acquisition costs are expensed in statement of operations and comprehensive income (loss). Contingent consideration, if any, is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates with the corresponding gain or loss being recognized in profit or loss.

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired or net liabilities assumed, is recorded as goodwill. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period is the period from the acquisition date to the date complete information about facts and circumstances that existed as of the acquisition date is received. However, the measurement period does not exceed one year from the acquisition date

Goodwill

Goodwill is initially measured at cost and is calculated as the excess of the purchase price for an acquired business over the fair value of acquired net identifiable assets and liabilities and is allocated to the cash-generating units (“CGU”) to which it relates. Goodwill is not amortized but is evaluated for impairment against the carrying amount of the CGU annually or more often if events or circumstances indicate that there may be an impairment. The carrying amount of a CGU includes the carrying amount of assets, liabilities and goodwill allocated to the CGU. If the recoverable amount is less than the carrying value, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to the CGU and then to the other non-financial assets of the CGU proportionately based on the carrying amount of each asset. Any impairment loss is charged to income in the period in which the impairment is identified. Goodwill is stated at cost less accumulated impairment losses. Subsequent reversals of goodwill impairment are prohibited.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

Intangible assets acquired are measured on initial recognition at cost. The cost of an intangible asset acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization expense on intangible assets with finite lives is recognised in the consolidated statement of operations and comprehensive loss. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or more frequently when circumstances indicate that the carrying value may not be recoverable.

Asset type	Amortization method	Amortization term
Intellectual Property - Licenses	Straight-line	5 years
Brand Name	N/A	Indefinite

Estimated useful lives of intangible assets are shorter of the economic life and the year the right is legally enforceable. The estimated useful life, residual value and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Following initial recognition, intangible assets with indefinite useful lives are carried at cost less any accumulated impairment losses.

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

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company adopted IFRS 16 – Leases (“IFRS 16”) on July 1, 2019. The Company has applied IFRS 16 using the modified retrospective approach, under which the Company will not restate its comparative figures but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening retained earnings. Additionally, the Company has elected not to recognize right-of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The following are the significant accounting policies which have been amended as a result of IFRS 16, and applied as at July 1, 2019:

Right-of use assets

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset of a period of time in exchange for consideration. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Lease obligations

The Company recognized lease obligation and right-of-use asset for its leased equipment at the date of adoption of IFRS 16. The lease obligation is measured at the present value of the remaining lease payments as of July 1, 2019, discounted using the interest rate implicit in the lease terms. If that rate cannot be readily determined, the Company will use its incremental borrowing rate. The Company did not have any outstanding leases as at July 1, 2019.

The Lease term determined by the Company comprises:

● The non-cancellable period of lease contracts, including a rent-free period if applicable;
● Periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option;
● Periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

For leases entered into after July 1, 2019, the commencement date of the lease begins on the date on which the lessor makes the underlying asset available for use to the Company. Lease payments included in the measurement of the lease obligation are comprised of the following:

● Fixed lease payments, including in-substance fixed payments;
● Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
● Amounts expected to be payable under a residual value guarantee;
● The exercise price of purchase options that the Company is reasonably certain to exercise;
● Lease payments in an option renewal period if the Company is reasonably certain to exercise the extension option;

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

● Penalties for early termination of the lease unless the Company is reasonably certain not to terminate early; and
● Less any lease incentives receivable;

Variable payments for leases that do not depend on an index or rate are not included in the measurement of the lease obligations. The variable payments are recognized as an expense in the period in which they are incurred. The Company accounts for any leases and associated non-lease components separately, as opposed to a single arrangement, which is permitted under IFRS 16. The Company records non-lease components such as an expense in the period in which they are incurred.

Interest on the lease obligations is calculated using the effective interest method and increases the lease obligation while rent payments reduce the obligation. The lease obligation is remeasured whenever a lease contract is modified, and the lease modification is not accounted for as a separate lease, or there is a change in the assessment of the exercise of an extension option. The lease obligation is remeasured by discounting the revised lease payments using a revised discount rate resulting in a corresponding adjustment to the right-of-use asset or is recorded in gain or loss if the carrying amount of the right-of-use asset has been reduced to zero or the modification results in a reduction in the scope of the lease.

As at July 1, 2019, the right-of-use asset have been initially calculated at an amount equal to the initial value of the lease obligation. There is no impact on retained earnings. For leases entered into, on or after July 1, 2019, the right-of-use asset will be initially calculated at an amount equal to the initial value of the lease liability, adjusted for the following items:

● Any lease payments made at or before the commencement date, less any lease incentives received;
● Any initial direct costs incurred by the Company;
● An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located.

For short-term leases that have a lease term of 12 months or less and low-value assets, the Company has elected to not recognize a lease obligation and right-of-use asset and instead will recognize a lease expense as permitted under IFRS 16.

The right-of-use assets will be depreciated using the straight-line from the date of adoption to the earlier of the end of the useful life of the asset or the end of the lease term as determined under IFRS 16. For leases entered into after July 1, 2019, the right-of-use assets will be depreciated from the date of commencement to the earlier of the end of the useful life of the asset or the end of the lease term.

Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36, Impairment of Assets which replaces the previous requirement to recognize a provision for onerous lease contracts under IAS 37, Provisions, Contingent liabilities and Contingent assets.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgement and estimates

Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following notes:

Determination of control

The control principle in IFRS 10 sets out the three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of those returns. Judgement is required in assessing these three elements and reaching a conclusion on obtaining of control of a business.

Purchase price allocation

The purchase price allocation for business combination and assets acquisition is based on the valuation of the assets acquired, liabilities assumed, and intangible assets identified, including management’s process for developing the estimates and the significant assumptions underlying the estimates.

Impairment of long-lived assets

Assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Useful lives of depreciable assets

The Company estimates the useful lives for an item of depreciable assets to its significant parts and depreciates separately each such part. Management reviews the useful lives of depreciable assets and their significant parts at each reporting date based on the expected utility of the assets to the Company. Actual results, however, may vary due to a variety of factors including technical obsolescence.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with goods and services received by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 19 and Note 20.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Valuation of Convertible Debentures

The convertible debentures were separated into their liability and equity components or derivative liability component at the date of issue, in accordance with the substance of the contractual agreements. The conversion options require an estimation of the fair value of a similar liability that doesn’t have an associated equity component by using a suitable discount rate at initial recognition and each extension date. The carrying amount of the conversion options is then determined by deducting the fair value of the financial liability from the fair value of the convertible debenture as a whole.

4.
STANDARDS NOT YET EFFECTIVE JULY 1, 2019

New standards not yet adopted and interpretations issued but not yet effective

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 10 - Consolidated Financial Statements ("IFRS 10")

IFRS 10 and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company has evaluated the potential impact of these amendments and concluded that there is no impact to the Company’s consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

 4.
STANDARDS NOT YET EFFECTIVE JULY 1, 2019 (continued)

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

5. PROMISSORY NOTE RECEIVABLE

On June 7, 2018, the Company entered into a revolving promissory note with a customer (the “Promissory Note”). The Promissory Note was unsecured, bearing interest at 8% per annum and due twelve months from the date of issuance. Due to issues related to the expected collectability of the Promissory Note, the total amount of the promissory note amounting to $85,114 was impaired during the year ended June 30, 2019 (2018 - $nil). As at June 30, 2020 and 2019, $nil was outstanding under the Promissory Note.

6. OTHER INVESTMENT

On September 18, 2018, the Company subscribed for 500,000 convertible preferred shares of NWN Inc. (“NWN”) at a price of $1.00 per preferred share (each, a “Preferred Share”) for a total consideration of $500,000. Each Preferred Share is convertible into one common share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations. The Company has pledged the Preferred Shares of NWN as security for Promissory Note B as disclosed in Note 15. Due to the default provisions of Promissory Note B, the pledged Preferred Shares for NWN were called on October 26, 2020 as described on Note 28, and resulted in loss on the settlement of debt in the amount of $184,540.

7. RIGHT-OF-USE ASSETS

The Company recognized the right-of-use asset for it leased properties as follows:

$

Balance, June 30, 2019	-
Additions	2,631,837
Depreciation for the year	(92,167)
Balance, June 30, 2020	2,539,670

Leased properties are amortized over the terms of their respective leases.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	Equipment	Land	Building	Construction in progress	Leasehold improvements	Computer equipment	Furnitures and fixtures	Total
	$	$	$	$	$	$	$	$
Cost
As at June 30, 2018	151,188	-	-	-	-	-	-	151,188
Additions	-	523,480	1,361,048	1,760,861	-	-	-	3,645,389
Translation adjustment	-	-	-	-	-	-	-	-
Impairment charge	(151,188)	-	-	-	-	-	-	(151,188)
As at June 30, 2019	-	523,480	1,361,048	1,760,861	-	-	-	3,645,389
Additions	-	-	-		1,130,183	44,645	30,984	1,205,812
Translation adjustment	-	21,640	56,264	72,792	-	-	-	150,696
Impairment charge	-	-	-	-	(16,316)	-	-	- 16,316
As at June 30, 2020	-	545,120	1,417,312	1,833,653	1,113,867	44,645	30,984	4,985,581

Accumulated depreciation
As at June 30, 2018	12,770	-	-	-	-	-	-	12,770
Depreciation	30,529	-	-	-	-	-	-	30,529
Impairment charge	(43,299)	-	-	-	-	-	-	(43,299)
As at June 30, 2019	-	-	-	-	-	-	-	-
Depreciation	-	-	-	-	(2,027)	(2,708)	(1,033)	(5,768)
Impairment charge	-	-	-	-	-	-	-	-
As at June 30, 2020	-	-	-	-	(2,027)	(2,708)	(1,033)	(5,768)

Net book value ($)
At June 30, 2019	-	523,480	1,361,048	1,760,861	-	-	-	3,645,389
At June 30, 2020	-	545,120	1,417,312	1,833,653	1,111,840	41,937	29,951	4,979,813

During the year ended June 30, 2020, the Company incurred a depreciation expense in the amount of $5,768 (2019 - $30,529 and 2018 - $12,770, included in cost of sales).

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

Land, building and construction in progress

On April 4, 2018, the Company entered into an agreement to acquire a 27.5% interest of Cordova OR Operations, LLC (“OR Operations”) for the acquisition of land and buildings. Under the terms of the agreement, the Company acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000). On June 19, 2019, the Company purchased the remaining 72.5% interest in OR Operations for $1,361,048 (US$1,040,000) (Note 10). The Company spent $1,760,861 for the construction in progress during the year ended June 30, 2019. Depreciation on these assets will be recorded from the date when these assets are available for use. As at June 30, 2020, the value of land, building and construction in progress amounted to $3,796,085 (June 30, 2019 - $3,645,389), reflecting a change in value due to foreign currency translation in the amount of $150,696. As at June 30, 2020, these assets were not available for use.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

8. PROPERTY AND EQUIPMENT, NET (continued)

Leasehold improvements

Leasehold improvements include those acquired as part of the asset acquisition of Star Buds International Inc., as disclosed in Note 11 in the amount of 1,060,224. As at June 30, 2020, these assets were not available for use. Management assessed the indicators of impairment and determined that the leasehold improvements were impaired and resulted of impairment of assets in the amount of $16,316 during the year ended June 30, 2020.

9. INVENTORY

The Company’s inventory only includes purchased products. The Company’s purchased inventory during the year ended June 30, 2020 amounted to $225,424 (June 30, 2019 - $nil). During the year ended June 30, 2020, there was no impairment of inventory (June 30, 2019 - $Nil). Inventory recognized as cost of goods sold amounted to $106,742.

10.
ACQUISITION OF CORDOVA OR OPERATIONS, LLC

On April 4, 2018, the Company entered into an agreement to acquire a 27.5% interest of Cordova OR Operations, LLC (“OR Operations”) for the acquisition of land and buildings. Under the terms of the agreement, the Company acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000). On June 19, 2019, the Company purchased the remaining 72.5% interest in OR Operations for $1,361,048 (US$1,040,000) (Note 8). The acquisition of OR Operations did not meet the minimum requirements of a business and therefore the Company has accounted for the transaction as an asset acquisition.

On June 19, 2019, the total asset acquisition amounted to $3,645,389, comprised of land, building and construction in progress, which were transferred to property and equipment, net (Note 8).

11.
ASSET ACQUISITION OF STAR BUDS INTERNATIONAL INC.

On April 8, 2020 (the “Closing date”), the Company completed the purchase of certain tangible assets and intellectual property (the “Assets”) of an arm’s length Canadian cannabis corporation (the “Transaction”), Star Buds International Inc. (the “Vendor” or “Star Buds”).

 To acquire the Assets from the Vendor, the Company:

(i)
issued 12,500,000 common shares of the Company on the Closing date of the Transaction, in exchange for the Assets held and related to five retail cannabis stores and four medical cannabis clinics;
(ii)
agreed to issue 3,000,000 common shares of the Company for each additional lease assignment in Alberta to the Company, up to a maximum of 6,000,000 common shares of the Company;
(iii)
agreed to issue 3,000,000 common shares of the Company for the opening of each retail store, up to a maximum of 15,000,000 common shares of the Company. Each store must be opened by April 8, 2021 for the Vendor to receive this additional consideration;
(iv)
issued a three-year promissory note for $527,967 with interest at 6% per annum payable upon maturity (the “Closing Promissory Note”). The fair value of the promissory notes was determined to be $381,093 (Note 15 (e));
(v)
agreed to issue two additional three-year promissory notes in amounts $222,500 and $196,832 upon obtaining assignment of two specific leases to the Company. Such additional notes to have same terms as the Closing Promissory Note. The fair values of the promissory notes were determined to be $160,603 and $142,075 (Note 15 (e)).

The consideration payables as per note (ii) and (iii) above are considered a contingent consideration. Management assessed the probability of the issuance of shares noted in (ii) and (iii) above to be highly probable. The total fair value of the 21,000,000 contingently issuable shares is estimated to be $3,570,000. The Company has referred to IFRS 3 by analogy and accordingly, the contingent consideration has been recorded as part of the cost of the purchase. The Contingent consideration of shares has been classified as equity, as the number of shares to be issued has been fixed based on the Company’s share price a day prior to the closing date.

On May 8, 2020, the Company obtained two additional lease assignments in Alberta and issued 6,000,000 common shares of the Company to the Vendor. Accordingly, the value of the 6,000,000 common shares amounting to $1,020,000 was transferred from contingently issuable shares to share capital.

As at June 30, 2020, the Company had opened a retail store in Barrie under the Star Buds’s brand name, resulting in the Company required to issue additional 3,000,000 common shares to the Vendor. Accordingly, the value of the 3,000,000 common shares amounting to $510,000 was transferred from contingently issuable shares to shares to be issued.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

11.
ASSET ACQUISITION OF STAR BUDS INTERNATIONAL INC. (continued)

$

Consideration paid
33,500,000 common shares at $0.17 per share	5,695,000
Initial promissory note (iv)	381,093
Additional promissory notes (v)	302,678
6,378,771
Liabilities assumed	55,000
6,433,771
Amount allocated to:
Leasehold improvements	1,060,224
Rental deposits	129,580
Intangible asset - Star Buds trade name	5,243,967
Balance, June 30, 2020	6,433,771

12.
ACQUISITION OF 2734158 ONTARIO INC.

On May 15, 2020, the Company entered into a subscription agreement to acquire 50.1% ownership interest in 2734158 Ontario Inc. (”273 Ontario”) by subscribing to 501,000 common shares of 273 Ontario for a total consideration of $723,000 (the “Acquisition”). Pursuant to the subscription agreement, the subscription price (the “Subscription Price”) will be paid as follows:

●
payment of $200,000 on May 15, 2020 and issuance of 138,589 common shares;
●
payment of $200,000 on June 15, 2020 and issuance of 138,589 common shares;
●
payment of $200,000 on July 15, 2020 and issuance of 138,589 common shares; and
●
payment of $123,000 on August 15, 2020 and issuance of 85,233 common shares.

The following table summarises the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Cash	48,850
Other assets	59,040
Computer equipment	16,337
Furniture and fixture	27,222
Leasehold improvement	46,081
Liabilities assumed	(20,328)
Total identifiable net assets acquired	177,202

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

12.
ACQUISITION OF 2734158 ONTARIO INC. (continued)

The subscription amount payable of $323,000 outstanding to 2734158 Ontario Inc. as at year end was paid subsequent to the year ended June 30, 2020.

The non-controlling interest is calculated as follow.

$

Consideration	723,000
Ownership	50.1%
Fair value of assets acquired	1,443,114
Consideration	(723,000)
Non-controlling interest	720,114

Licenses allocated from the acquisition has been recognized as follows.

Consideration transferred	723,000
Consideration received by 273 Ontario	(723,000)
Non-controlling interest	720,114
Fair value of identifiable net assets	(177,202)
Fair value of licenses	542,912

13.
LEASE LIABILITY

The following table represents the lease obligations for the Company as at June 30, 2020:

$

Balance, June 30, 2019	-
Additions	2,631,837
Interest expense	46,171
Lease payments	(95,524)
Balance, June 30, 2020	2,582,484

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

13.
LEASE LIABILITY (continued)

Allocated as:
	As at June 30, 2020	As at June 30, 2019
	$	$

Current	253,205	-
Long-term	2,329,279	-
Total	2,582,484	-

The following table presents the contractual undiscounted cash flows for lease obligations as at June 30, 2020:

$
Less than one year	423,429
One to five years	1,722,465
More than five years	1,094,038
Total undiscounted lease obligation	3,239,932

When measuring the lease obligation, the Company discounted the lease payments using the implicit interest rate in the lease terms. The Company has a lease with a term less than 12 months and recorded $12,330 rent expense attributed to short-term leases during the year ended June 30, 2020.

14.
MORTGAGE PAYABLE

On June 16, 2019, the Company obtained financing through a mortgage (the “Mortgage”) in the amount of $696,117 (US $531,915) against a property that has title to 6 acres of real estate in Clackamas County, Oregon (the “Property”). The Mortgage was due in six months from the date of the agreement at an initial draw of $654,350 (US $500,000), implying interest at a rate of 12.77% per annum. The Mortgage after the date of default bears interest at 12% per annum, payable monthly, until the repayment of the outstanding amount. The Mortgage was secured by a first charge on the Property.

On June 12, 2020, the Company entered into a new mortgage (the “New Mortgage’), in the amount of $815,760 (US $600,000), and paid off the existing Mortgage and accrued interest of $724,894 (USD$531,914). The New Mortgage bears interest at 12%, is secured by a first charge on the Property and matures on December 15, 2020. The transaction cost of $52,045 was deducted from the initial carrying value of the mortgage payable and was recognized into profit and loss over the term of the mortgage payable.

The mortgage payable outstanding as at June 30, 2020 was $766,531 (June 30, 2019 – $657,633). Total interest expense in relation to the mortgage payable for the year ended June 30, 2020 amounted to $88,667 (June 30, 2019 – $3,002).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

15.
PROMISSORY NOTES PAYABLE

a)
Promissory Note A – February 1, 2019

On February 1, 2019, the Company issued an unsecured promissory note (the “Promissory Note A”) in the principal amount of $196,425 (US $150,000). The Promissory Note A matured on May 1, 2019 and bears interest at a rate of 10% per annum, accrued monthly and due at maturity. As at the date of these financial statements, the Promissory Note A is in default and remains outstanding. In connection with the Promissory Note A, the Company also issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share.

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

During the year ended June 30, 2020, the Company repaid $68,140 (US $50,000) to the lender. As at June 30, 2020, the principal amount of $136,280 (US $100,000) and accrued interest of $28,062 (US $20,591) were outstanding (June 30, 2019 – $204,484). Accretion expense of $nil (June 30, 2019 - $8,715) and interest expense of $19,227 (June 30, 2019 - $8,340) was recorded for the year ended June 30, 2020.

b)
Promissory Note B – June 12, 2019

On June 12, 2019, the Company issued a secured promissory note (the “Promissory Note B”) in the principal amount of $261,740 (US $200,000). The Promissory Note B matured on March 31, 2020 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note B was secured by the convertible preferred shares investment in NWN (Note 6). Due to the default provisions of Promissory Note B, the pledged Preferred Shares for NWN were called and resulted the loss on the settlement of debt in the amount of $184,540.

As at June 30, 2020, the value of the Promissory Note B amounted to $nil (June 30, 2019 – $263,690). Interest expense in the amount of $40,280 was recorded for the year ended June 30, 2020 (June 30, 2019 - $1,950).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

15.
PROMISSORY NOTES PAYABLE (continued)

c)
Promissory Note C – June 19, 2019

On June 19, 2019, the Company issued secured promissory notes (the “Promissory Note C”) in the aggregate principal amount of $654,350 (US $500,000). The Promissory Note C matured on December 18, 2019 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note C is secured by a general security interest over all the assets of Cordova OR Holdings, LLC, a wholly owned subsidiary of the Company and parent to OR Operations. In connection with the Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share.

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

On December 16, 2019, the Company extended the maturity date of the Promissory Note C to March 19, 2020 (the “Extension”) in exchange for a one-time fee in the amount $13,142 (US $10,000), due at maturity and the issuance of additional warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $0.30 per share.

On the date of the Extension, the fair value of the liability was determined to be $696,151 (US $530,643). The residual value of $8,995 (US $6,857) was allocated to warrants. The carrying value of Promissory Note C, as a result of the Extension, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On March 16, 2020, the Company extended the maturity date of the Promissory Note C to June 19, 2020 in exchange for a fee in the amount $13,142 (US $10,000), due at maturity. On June 15, 2020, the Company extended the maturity date of the Promissory Note C to December 19, 2020 in exchange for a fee in the amount $40,472 (US $29,750), due at maturity.

As at June 30, 2020, the value of the Promissory Note C amounted to $817,935 (US $600,188) (June 30, 2019 - $644,020). Accretion expense of $22,671 (June 30, 2019 - $847) and interest expense $131,893 (June 30, 2019 - $3,020) was recorded for the year ended June 30, 2020.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

15.
PROMISSORY NOTES PAYABLE (continued)

d)
Promissory Note D – October 28, 2019

On October 28, 2019, the Company issued a promissory note (the “Promissory Note D”) in the principal amount of $391,680 (US $300,000). The Promissory Note D matured on December 31, 2019 and bears interest at a rate of 5% per annum, accrued monthly and due at maturity. Subsequent to the issuance, the Promissory Note D was extended until October 31, 2020 for a one-time fee of US $40,000. Interest on the Promissory Note D subsequent to the maturity date bears interest at 15% per annum. The Promissory Note D is secured by a personal guarantee of vendors.

On May 25, 2020, the Company issued 453,720 common shares of the Company at a price of $0.25 per share for $113,317 (US $78,150) of Promissory Note D (Note 18). As at June 30, 2020, the value of the Promissory Note D amounted to $332,149 (June 30, 2019 - $nil). Interest expense of $92,165 was recorded for the year ended June 30, 2020 (June 30, 2019 – $nil).

e)
Promissory Note E – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note E-1”) in the principal amount of $527,967.49 (Note 11). The Promissory Note E-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note E-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On May 8, 2020, the Company repaid $90,803 of the principal in cash and issued 181,250 of its common shares to settle $72,500 of the principal outstanding. Further, on June 30, 2020 the Company repaid $20,000 of the principal.

As at June 30, 2020, the value of the Promissory Note E-1 amounted to $260,988 (June 30, 2019 - $nil). Interest and accretion expense of $6,454 and $6,851 respectively was recorded for the year ended June 30, 2020 (June 30, 2019 – $nil).

On June 8, 2020, the Company issued a promissory note (the “Promissory Note E-2”) in the principal amount of $225,000 (Note 11).. The Promissory Note E-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note E-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at June 30, 2020, the value of the Promissory Note E-2 amounted to $162,868 (June 30, 2019 - $nil). Interest and accretion expense of $1,461 and $805 respectively was recorded for the year ended June 30, 2020 (June 30, 2019 – $nil).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

15.
PROMISSORY NOTES PAYABLE (continued)

On June 8, 2020, the Company issued a promissory note (the “Promissory Note E-3”) in the principal amount of $196,832 (Note 11). The Promissory Note E-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note E-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at June 30, 2020, the value of the Promissory Note E-3 amounted to $144,079 (June 30, 2019 - $nil). Interest and accretion expense of $1,292 and $771.83 respectively was recorded for the year ended June 30, 2020 (June 30, 2019 – $nil).

16. DEBENTURE UNIT DEPOSITS

During the year ended June 30, 2019, the Company received a total of $594,889 in deposits related to subscriptions for a convertible debenture unit offering (the “Offering”). Each $1,000 unit of the Offering shall be comprised of a $1,000 principal amount of 10% unsecured subordinated convertible debenture and 500 common share purchase warrants. The debentures shall mature twenty-four months from the date of issuance and shall be exercisable into common shares of the Company at a price of $1.00 per share any time prior to maturity by the holder and at the option of the Company in certain circumstances. The warrants shall be exercisable for a period of twenty-four months from the date of issuance and exercisable at a price of $1.20 per share. The Offering was closed on August 14, 2019 and the convertible debentures (Note 17 (b)).

17.
CONVERTIBLE DEBENTURES

a)
Convertible Debentures Series A-1 – March 13, 2019

On March 13, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-1”) of the Company for gross proceeds of $600,000; of which $350,000 was received in cash and $250,000 was issued in settlement of outstanding fees with a fair value amounting to $237,300. The balance of $12,700 has been recorded as a loss on settlement of fees.

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-1”) and 500 common share purchase warrants (the “Warrants of Series A-1”) of the Company. The Debentures of Series A-1 mature on March 12, 2021 and bear interest at a rate of 10% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $1.00 per share. The Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2021 at an exercise price of $1.20 per share. 300,000 Warrants of Series A-1 were issued related to the Debenture Units of Series A-1.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

17.
CONVERTIBLE DEBENTURES (continued)

The Debenture Units of Series A-1 are determined to be a compound instrument, comprising a liability, a conversion feature and warrants. Both conversion feature and warrants met the fixed for fixed criteria and were therefore presented as equity instruments in accordance with IAS 32. The fair value of the debt component was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $508,439. The residual value of $91,561 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $62,498 and $29,063, respectively. The carrying value of the Debentures of Series A-1, net of the equity components, have been accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

The equity component from the initial recognition resulted taxable temporary difference. The Company recognized the deferred tax liabilities of 24,264, which was charged directly to the carrying amount of the two equity components. Subsequent changes in the deferred tax liability are recognized in profit and loss as deferred tax recovery.

On January 16, 2020, the Company issued 271,164 common shares at $1.00 per share as a result of a partial conversion of the outstanding Debentures of Series A-1 with a face value of principal $250,000 and accrued interest of $21,164. The debt in the amount of $271,164 and the equity in the amount of $21,979, were transferred to share capital upon conversion.

As at June 30, 2020, the value of the Debentures of Series A-1 amounted to $381,678 (June 30, 2019 – $546,460). Accretion expense of $57,806 (June 30, 2019 - $15,118) and interest expense of $48,275 (June 30, 2019 - $22,903) were recorded for the year ended June 30, 2020. Accordingly, the Company recorded deferred tax recovery of $15,316 for the year ended June 30, 2020 (2019 - $nil).

b)
Convertible Debentures Series A-2 – August 14, 2019

On August 14, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-2”) of the Company for gross proceeds of $713,000 (Note 16).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

17.
CONVERTIBLE DEBENTURES (continued)

Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-2”) and 500 common share purchase warrants (the “Warrants of Series A-2”) of the Company. The Debentures of Series A-2 mature on August 13, 2021 and bear interest at a rate of 10% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $1.00 per share. The Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until August 13, 2021 at an exercise price of $1.20 per share. As a result, 356,500 Warrants of Series A-2 were issued related to the Debenture Units of Series A-2.

The Debenture Units of Series A-2 were determined to be a compound instrument, comprising a liability, a conversion feature and warrants. The fair value of debt component was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $604,195. The residual value of $108,805 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $74,989 and $33,816, respectively. The deferred tax liability of $28,833 was charged directly to the carrying amount of these two equity components. The carrying value of the Debentures of Series A-2, net of the equity components, have been accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On April 22, 2020, the Debenture Units of Series A-2 were converted into the Convertible Debentures Series A-3 offering. The principal amount of $713,000, the accrued interest of 49,614 and a small loss of $1,614, for total transfer of $761,000 were transferred to Convertible Debentures Series A-3. The total amount of interest and accretion amounted to $49,614 and 33,454, respectively. The Company recorded deferred tax recovery of $28,833 for the year ended June 30, 2020.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

17.
CONVERTIBLE DEBENTURES (continued)

c)
Convertible Debentures Series A-3 – April 22, 2020

On April 22, 2020, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-3”) of the Company for gross proceeds of $1,164,000.

Each Debenture Unit of Series A-3 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-3”) and 2,000 common share purchase warrants (the “Warrants of Series A-3”) of the Company. The Debentures of Series A-3 mature on April 21, 2021 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-3 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.25 per share. The Company also has the option to force conversion of the Debentures of Series A-3 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-3 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-3 entitles the holder to purchase one common share of the Company until April 21, 2022 at an exercise price of $0.30 per share. As a result, 2,328,000 Warrants of Series A-3 were issued related to the Debenture Units of Series A-3.

Prior to closing of the Offering, the Company exercised its rights of early repayment in respect of certain of the Convertible Debentures of Series A-2 of the Company issued on August 14, 2019 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-2 directed the Company to retain the funds representing such repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-3. The Company issued an aggregate of 761 Debenture Units to the subscribers of the Debentures of Series A-2.

The Debenture Units of Series A-3 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $1,164,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $748,990 and $415,010, respectively. The interest expense related to the Debenture Units of Series A-3 are added to the equity portion of convertible debt as accrued.

During the year ended June 30, 2020, interest of $32,010 was recorded in the equity portion of the convertible debt (June 30, 2019 - $Nil).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

18.
SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares. During the year ended June 30, 2020, the Company had the following common share transactions:

●
On May 25, 2020, the Company issued 6,210,190 common shares of the Company at a price of $0.25 per share for gross proceeds of $1,552,548; of which $1,411,680 was received in cash and $140,868 was issued in settlement of outstanding fees and debt; and
●
On May 8, 2020, the Company issued 6,000,000 common shares of the Company at a price of $0.17 per share in relation to the contingent consideration issued for the asset acquisition of Star Buds.
●
On May 8, 2020, the Company issued 181,250 common shares of the Company at a price of $0.40 per share for the settlement of a portion of Promissory Note E.
●
On April 8, 2020, the Company issued 12,500,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds.
●
On January 16, 2020, the Company issued 271,164 common shares of the Company at a price of $1.00 per share as a result of a partial conversion of the Debentures of Series A-1, as disclosed in Note 17.

Shares to be issued

As at June 30, 2020, 3,000,000 common shares of the Company at a price of $0.17 per share were to be issued in relation to the contingent consideration issued for the asset acquisition of Star Buds, amounting to $510,000.

Contingently issuable shares

As at June 30, 2020, 12,000,000 common shares of the Company were contingently issuable shares in relation to the asset acquisition of Star Buds, at $0.17 per share amounting to $2,040,000.

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

●
On March 12, 2018, the Company issued 890,074 common shares valued at $1.08 per share as part of a private placement for total gross proceeds of $959,251; all of which was received in cash; and

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

18.
SHARE CAPITAL (continued)

●
On June 12, 2018 and June 15, 2018, the Company issued 2,390,800 and 20,000 common shares, respectively, valued at $1.95 per share as part of a private placement for total gross proceeds of $4,703,025; of which $4,400,163 was received in cash and $302,862 was received in services provided by consultants.

19.
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

Outstanding options as at June 30, 2020 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Executive Officers	900,000	$0.60	1.30
Directors	3,600,000	$0.28	2.75
Consultants	2,550,000	$0.53	1.86
	7,050,000

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

19.
OPTIONS (continued)

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
Jan. 16, 2018(i)	Jan. 15, 2021	1,000,000	1,000,000	$0.40	$377,024
Mar. 9, 2018(ii)	Mar. 8, 2021	750,000	750,000	$1.15	$800,703
Feb. 25, 2020(iii)	Feb. 24, 2023	800,000	800,000	$0.25	$103,838
Apr. 7, 2020(iv)	Apr. 6, 2023	3,000,000	3,000,000	$0.25	$369,426
May 16, 2020(v)	May 5, 2023	1,500,000	1,500,000	$0.45	$396,036

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

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

19.
OPTIONS (continued)

(iii)
The options fully vested on issuance and the fair value of $103,838 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.19
Risk-free interest rate	1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	Nil

(iv)
The options fully vested on issuance and the fair value of $369,426 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.19
Risk-free interest rate	0.62%
Expected life	3 years
Estimated volatility in the market price of the common shares	117%
Dividend yield	Nil

(v)
The options fully vested on issuance and the fair value of $396,036 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.405
Risk-free interest rate	0.33%
Expected life	3 years
Estimated volatility in the market price of the common shares	112%
Dividend yield	Nil

During the year ended June 30, 2020 the Company expensed $869,299 (June 30, 2019 – $nil, June 30, 2018 - $1,177,727) of the fair value of the options.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

20. WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2018	6,650,000	$0.54	1.37
Issued	3,725,000	1.69	1.65
Exercised	(750,000)	0.15	0.00
Forfeited	(1,000,000)	2.00	0.00
Expired	(250,000)	0.10	0.00
June 30, 2019	8,375,000	0.93	1.05
Issued	8,424,500	0.33	2.23
Forfeited	(750,000)	2.00	0.00
Expired	(5,800,000)	0.62	0.00
June 30, 2020	10,249,500	$0.53	2.00

a)
On November 1, 2017 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested during the three months ended June 30, 2018. The warrants were not exercised as of October 31, 2019 and expired.

The fair value of these issued warrants of $261,401 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	2 years
Estimated volatility in the market price of the common shares	214%
Dividend yield	Nil

For the year ended June 30, 2020, the Company expensed $nil (June 30, 2019 - $nil, June 30, 2018 – $261,401) of the fair value of the warrants as share based compensation.

b)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately and the remaining 500,000 vested during the three months ended June 30, 2018. On April 30, 2019, the warrants were exercised.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

20. WARRANTS (continued)

The fair value of these issued warrants of $44,087 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil
For the year ended June 30, 2020, the Company expensed $nil (June 30, 2019 - $Nil, June 30, 2018 – $44,087) of the fair value of the warrants as share based compensation.

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

For the year ended June 30, 2020, the Company expensed $nil (June 30, 2019 - $nil, June 30, 2018 – $4,125) of the fair value of the warrants as share based compensation.

d)
On March 9, 2018 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance. The warrants were not exercised as of March 8, 2020 and expired.

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

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

20. WARRANTS (continued)

For the year ended June 30, 2020, the Company expensed $nil (June 30, 2019 -$nil, June 30, 2018 – $1,336,934) of the fair value of the warrants as share based compensation.

e)
On March 9, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at March 8, 2020, the deliverables were not met and warrants expired.

The fair value of these issued warrants of $668,467 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	Nil

For the year ended June 30, 2020, the Company expensed $nil (June 30, 2019 - $nil, June 30, 2018 – $501,350) of the fair value of the warrants as share based compensation.

f)
On March 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 400,000 common shares of the Company exercisable until September 14, 2019 at an exercise price of $1.45 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at September 14, 2019, the deliverables were not met and warrants expired.

The fair value of these issued warrants of $324,775 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.42
Risk-free interest rate	1.75%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	129%
Dividend yield	Nil

For the year ended June 30, 2020, the Company expensed $nil (June 30, 2019 - $nil, June 30, 2018 – $121,791) of the fair value of the warrants as share based compensation.

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

For the year ended June 30, 2020 the Company expensed $23,901 (June 30, 2019 – $183,932) of these fair value of the warrants as share based compensation.

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

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

20. WARRANTS (continued)

The fair value of these issued warrants of $131,421 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.05
Risk-free interest rate	2.25%
Expected life	2 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	Nil

For the year ended June 30, 2020 the Company expensed $11,467 (June 30, 2019 – $119,954) of these fair value of the warrants as share based compensation.

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

During the year ended June 30, 2020, 750,000 of the 1,000,000 warrants previously issued to the consultant were forfeited. As a result, the Company reversed $451,976 of the previously recorded share based compensation expense during the year ended June 30, 2020 (June 30, 2019 – expense of $764,874).

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

On February 15, 2019, all 1,000,000 warrants previously issued to the consultant were forfeited. As a result, the Company reversed the previously recorded share based compensation expense during the year ended June 30, 2019. For the year ended June 30, 2020, the Company expensed $nil (June 30, 2019 – $nil) of the fair value of these warrants as share based compensation.

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

For the year ended June 30, 2020 the Company expensed $6,171 (June 30, 2019 – $132,682) of the fair value of these warrants as share based compensation.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

20. WARRANTS (continued)

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

For the year ended June 30, 2020 the Company expensed $38,316 (June 30, 2019 – $212,477) of the fair value of these warrants as share based compensation.

m)
On February 25, 2020 and in connection to a consulting agreement, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until February 23, 2023 at a price of $0.25 per share. Of these issued warrants, 500,000 vested immediately and the remainder shall vest over time as certain acquisition and duration milestones are met.

The fair value of these issued warrants of $389,390 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.19
Risk-free interest rate	1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	Nil

For the year ended June 30, 2020 the Company expensed $338,914 of the fair value of these warrants as share based compensation.

n)
On April 1, 2020 and in connection to a consulting agreement, the Company issued warrants for the purchase of 540,000 common shares of the Company exercisable until March 31, 2023 at a price of $0.30 per share. These warrants vest in equal tranches of 30,000 each month from the date of issuance.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

20. WARRANTS (continued)

The fair value of these issued warrants of $78,427 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.225
Risk-free interest rate	0.53%
Expected life	3 years
Estimated volatility in the market price of the common shares	117%
Dividend yield	Nil

For the year ended June 30, 2020 the Company expensed $34,793 of the fair value of these warrants as share based compensation.

o)
On April 1, 2020 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until March 31, 2023 at a price of $0.30 per share. Of these issued warrants, 250,000 vested immediately while the remaining 750,000 warrants shall vest in three equal tranches of 250,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $145,235 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.225
Risk-free interest rate	0.53%
Expected life	3 years
Estimated volatility in the market price of the common shares	117%
Dividend yield	Nil
For the year ended June 30, 2020 the Company expensed $102,875 of the fair value of these warrants as share based compensation.

p)
On April 15, 2020, and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until April 14, 2022 at a price of $0.35 per share. Of these issued warrants, 250,000 vested immediately while the remaining 750,000 warrants shall vest in three equal tranches of 250,000 warrants every six months from the date of issuance.

The fair value of these issued warrants of $169,849 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.30
Risk-free interest rate	0.42%
Expected life	2 years
Estimated volatility in the market price of the common shares	118%
Dividend yield	Nil

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

20. WARRANTS (continued)

For the year ended June 30, 2020 the Company expensed $74,899 of the fair value of these warrants as share based compensation.

q)
On February 1, 2019 and in connection with the Promissory Note A, the Company issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share. The fair value of these issued warrants of $4,283 was determined by the residual method as noted in Note 15. For the year ended June 30, 2019, $4,283 (June 30, 2018 – $nil) of the fair value of the warrants was included in contributed surplus.

r)
On March 13, 2019 and in connection with the private placement of Debenture Units of Series A-1, the Company issued warrants for the purchase of 300,000 common shares of the Company exercisable until March 12, 2021 at a price of $1.20 per share. The fair value of these issued warrants of $29,063 was determined by the residual method as noted in Note 17. For the year ended June 30, 2019, $29,063 (June 30, 2018 – $nil) of the fair value of the warrants was included in contributed surplus.

s)
On June 19, 2019 and in connection with the Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share. The fair value of these issued warrants of $14,367 was determined by the residual method as noted in Note 15. For the year ended June 30, 2019, $14,367 (June 30, 2018 – $nil) of the fair value of the warrants was included in contributed surplus.

t)
On August 14, 2019 and in connection with the private placement of Debenture Units of Series A-2, the Company issued warrants for the purchase of 356,500 common shares of the Company exercisable until August 13, 2020 at a price of $1.20 per share. The fair value of these issued warrants of $33,816 was determined by the residual method as noted in Note 17. For the year ended June 30, 2020, $33,816 (June 30, 2019 – $nil) of the fair value of the warrants was included in contributed surplus.

u)
On December 16, 2019 and in connection with the amendment of Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $0.30 per share. The fair value of these issued warrants of $8,995 was determined by the residual method as noted in Note 15. For the year ended June 30, 2020, $8,995 (June 30, 2019 – $nil) of the fair value of the warrants was included in contributed surplus.

v)
On April 24, 2020 and in connection with the private placement of Debenture Units of Series A-3, the Company issued warrants for the purchase of 2,328,000 common shares of the Company exercisable until April 23, 2022 at a price of $0.30 per share. The fair value of these issued warrants of $415,010 was determined by the relative fair value method as noted in Note 17. For the year ended June 30, 2020, $415,010 (June 30, 2019 – $nil) of the fair value of the warrants was included in contributed surplus.

During the year ended June 30, 2020 the Company expensed $631,335 in the fair value of warrants as a result of the issuances which have been recorded as share based compensation and reversed $451,976 of stock based compensation expense as a result of forfeitures (June 30, 2019 – $1,413,919).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

21. LOSS ON DEPOSIT

On June 19, 2019, the Company entered into an asset purchase agreement to acquire certain assets and licenses. The Company made non-refundable payments of $124,428 (US $94,000), with the balance of US $246,000 to be paid within 45 days. The Company did not make the subsequent payment of US $246,000 and has recorded a loss on deposit in the amount of $124,428 for the year ended June 30, 2019.

22. COMMITMENTS

(a)
Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company an exclusivity option on a transaction to acquire a majority stake in real estate and intellectual property owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to US $100,000 for such exclusivity until termination by either party. In October 2019, the Company terminated the MOU. During the year ended June 30, 2020, the Company paid and expensed a total of $nil (June 30, 2019 - $48,367, June 30, 2018 - $42,550).

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

(c)
Commitments

During the year ended June 30, 2020, the Company received a notice of termination letter (the "Termination Letter") from the landlord of a leased property, who subsequently repossessed the premises. The landlord of leased property has notified the Company that to the extent applicable, it intends to seek recovery of damages incurred including without limitation, the costs of recovering the leased property, solicitor fees, arrears and all future rental payments following the notice of termination.

The Company has expensed its rental deposit as a result of the Termination Letter. As of the date of these consolidated financial statements, the Company has not received any claims from the landlord as a result of the Termination Letter.

(d)
Deposit in Joint Forces

On November 7, 2019, the Company advanced CDN $408,840 (US $300,000) to a non-arm’s length party in exchange for Promissory Note D (the “Joint Forces Deposit”).

On October 12, 2020, the Company entered into a settlement agreement (the “Settlement”), settling the outstanding Joint Forces Deposit for a payment term over 2 years for a total of US $338,000. The proceeds of the Settlement will be received by the beneficiaries of Promissory Note D. As a result, a gain on Settlement has been recorded in the amount of $51,023 (US $38,000).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

22. COMMITMENTS (continued)

Accordingly, the Joint Forces Deposit was determined to be a financial instrument and recorded at amortized cost. The initial carrying amount of the financial asset was determined by discounting the stream of future payments of interest and principal at a market interest rate of 8% which is estimated to be the lending rate available to the Company for similar instruments. The balance as at June 30, 2020 was $405,214 (US $297,340), and interest expense amounted to $54,595. The current portion of the Joint Forces Deposit as at June 30, 2020 amounted to $74,450 (US $54,630).

(e)
Loss on Deposit

During the year ended June 30, 2019, the Company made certain non-refundable deposits towards a transaction in California (the “California Transaction”). During the year ended June 30, 2020, the Company terminated the California Transaction and recorded a loss on the deposit in the amount of $396,000.

(f)
COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus (“COVID-19”) a pandemic, which has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods as well as the Company’s ability to find new business opportunities, raise capital or restructure the Company’s finances

(g)
Contingencies

On August 28, 2020, a subsidiary of the Company was identified as a defendant to a complaint in the Superior Court of California, County of Mendocino alleging breach of contract for unspecified damages. The Company intends on defending such complaint, however, it is not practical to estimate the potential effect of this complaint at such time.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

23. RELATED PARTY TRANSACTIONS

Related party transactions for the year ended June 30, 2020 and 2019 and the balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:
a)
During the year ended June 30, 2020, the Company purchased equipment valued at $nil (June 30, 2019 - $nil; June 30, 2018 – $44,439) from a corporation related by virtue of a common officer and a director;

b)
During the year ended June 30, 2020, the Company expensed $662,284 (June 30, 2019 - $1,116,103; June 30, 2018 – $508,399), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at June 30, 2020, the Company had fees payable to officers and directors of the Company of $1,278,106 (June 30, 2019 - $546,653); and

c)
During the year ended June 30, 2020, the Company expensed $559,846 (June 30, 2019 - $nil; June 30, 2018 – $2,286,120) in share based compensation related to officers and directors of the Company.

24. FINANCIAL INSTRUMENTS AND RISK FACTORS

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

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2020:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

24. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Credit Risk

The Company's maximum exposure to credit risk, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties, totals the carrying amount of these assets as stated in the consolidated statements of financial position. The Company's principal financial assets are cash, restricted investments and accounts receivable, which represent the Company's exposure to credit risk in relation to financial assets. The credit risk on cash and restricted investments is mitigated by transacting with banks with high credit ratings assigned by international credit-rating agencies. An allowance for expected credit losses is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information when necessary.

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

As at June 30, 2020, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2020, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

25. CAPITAL MANAGEMENT

The Company includes equity comprised of issued share capital, contributed surplus, deficit in the definition of capital and accumulated other comprehensive loss. As at June 30, 2020, the Company’s shareholders’ equity was $6,276,689 (June 30, 2019 – shareholders’ equity of $362,570). The Company’s objectives when managing capital are as follows:

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

26. INCOME TAXES

Canadian
Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2020	June 30, 2019	June 30, 2018
Loss from Canadian operations	$(4,254,121)	$(5,057,042)	$(4,860,659)
Combined Canadian statutory income tax rates	26.50%	26.50%	26.50%
Income tax recovery at statutory income tax rates	$(1,127,342)	$(1,340,116)	$(1,288,075)
Increase (decrease) in taxes resulting from:
Stock-based compensation expense	277,895	374,689	913,565
Other	26,336	11,671	4,790
Unrecognized benefit of non-capital losses	672,781	953,756	369,720
Provision for income taxes	$(54,349)	$-	$-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30, 2020	June 30, 2019
Amounts related to tax loss carry forwards $	$11,898,000	8,467,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

26. INCOME TAXES (continued)

Deferred Tax Liabilities

June 30, 2020

Convertible debt

$ 4,939

Non-capital Losses

As at June 30, 2020, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $11,399,000 which may be applied against future Canadian taxable income and expire as detailed below. No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

The net operating losses for these years will not be available to reduce future taxable income until the returns are filed.

2027	536,000
2028	868,000
2029	1,047,000
2030	627,000
2031	251,000
2032	161,000
2033	52,000
2034	115,000
2035	177,000
2036	74,000
2037	88,000
2038	1,399,000
2039	3,602,000
2040	2,901,000
$11,399,000

United States
Income Taxes

The major factors that cause variations from the Company’s combined United States federal and state level income tax rates were the following:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

26. INCOME TAXES (continued)

	June 30, 2020	June 30, 2019

Loss on US Operations	(420,578)	(772,238)
Combined federal and state taxes	29.71%	26.64%
	(124,941)	(205,724)
Temproary difference, Equipment	-	34,826
Unrecognized benefit of non-capital losses	124941	170,898
Provision of income taxes (recovery)	-	-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following United States deductible temporary differences:

	June 30, 2020	June 30, 2019
Amounts related to tax loss carry forwards $	$1,199,000	778,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Non-capital Losses

As at June 30, 2020, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $1,199,000 which may be applied against future United States taxable income and expire as detailed below.

No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

2038	$144,000
2039	634,000
2040	421,000
$1,199,000

27.
COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net and comprehensive loss.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

28.
SUBSEQUENT EVENTS

On July 24, 2020, the Company issued six million (6,000,000) common shares of the Company to Star Buds International Inc. for the opening of two cannabis retail stores under the Star Buds trade name. Of the 6,000,000 common shares issued, 3,000,000 were related to shares to be issued as at June 30, 2020.

On August 17, 2020, the Company closed a non-brokered private placement of common shares of the Company for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt.

On October 12, 2020, the Company entered into a settlement agreement (the “Settlement”), settling the outstanding Joint Forces Deposit as disclosed in Note 22 (d).