Form 20-F
period 2021-06-30
CordovaCann Corp.
filed 2021-12-15
CIK 1168981

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 93,151,074 as at June 30, 2021

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

CordovaCann Corp. (formerly, LiveReel Media Corporation) is a Canadian corporation governed under the Canada Business Corporations Act of Canada. Approximately 80% of its common shares is held by approximately 474 non-United States citizens and residents as of the day of its most recently completed fiscal year and our business is administered principally outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common shares using this Annual Report on Form 20-F format.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes audited consolidated financial statements of the Company for the years ended June 30, 2021, 2020 and 2019. These audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following is selected financial data for the Company for each of the last three fiscal years ended 2019 through 2021 on a consolidated basis. The data is extracted from the audited consolidated financial statements of the Company for each of the said years.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (CDN)

Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2021		2020		2019
	$		$		$
Revenue		10,318,845		166,773		-
Net loss for year		(4,786,514)		(4,650,900)		(5,836,536)
Net loss per share		(0.06)		(0.10)		(0.15)

Working capital (deficit)		(4,721,484)		(4,464,323)		(3,236,359)
Total assets		17,274,041		14,693,789		4,645,132
Total liabilities		9,955,668		8,417,100		4,282,562
Capital stock		26,145,146		19,697,180		14,636,828
Contingently issuable shares		-		2,040,000		-
Shares to be issued		923,590		510,000		-
Share subscriptions received in advance		647,296		-		-
Contributed surplus		7,844,814		6,709,782		5,226,156
Equity portion of convertible debentures		306,877		862,913		62,498
Accumulated deficit		(29,453,390)		(24,159,690)		(19,570,801)
Accumulated other comprehensive income		77,875		(41,599)		7,889
Non-controlling interest		826,165		658,103		-
Shareholders’ equity (deficiency)		7,318,373		6,276,789		362,570

Summary of Financial Information in Accordance with U.S. GAAP (CDN)

Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2021		2020		2019
	$		$		$
Revenue		10,318,845		166,773		-
Net loss for year		(4,786,514)		(4,650,900)		(5,836,536)
Net loss per share		(0.06)		(0.10)		(0.15)

Working capital (deficit)		(4,721,484)		(4,464,323)		(3,236,359)
Total assets		17,274,041		14,693,789		4,645,132
Total liabilities		9,955,668		8,417,100		4,282,562
Capital stock		26,145,146		19,697,180		14,636,828
Contingently issuable shares		-		2,040,000		-
Shares to be issued		923,590		510,000		-
Share subscriptions received in advance		647,296		-		-
Contributed surplus		7,844,814		6,709,782		5,226,156
Equity portion of convertible debentures		306,877		862,913		62,498
Accumulated deficit		(29,453,390)		(24,159,690)		(19,570,801)
Accumulated other comprehensive income		77,875		(41,599)		7,889
Non-controlling interest		826,165		658,103		-
Shareholders’ equity (deficiency)		7,318,373		6,276,789		362,570

The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On November 30, 2021, being the last day of November 2021, the exchange rate, based on the daily buying rates, for the conversion of Canadian Dollars into United States Dollars (the “Daily Rate of Exchange”) was $0.7817.

The following table sets out the high and low exchange rates for each of the last six months.

2021	November	October	September	August	July	June

High for period	$0.8085	$0.8111	$0.7988	$0.8002	$0.8102	$0.8306
Low for period	$0.7817	$0.7903	$0.7795	$0.7778	$0.7838	$0.8052

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Daily Rate of Exchange on the last day of each month during the period.

	Year Ended June 30,
	2021	2020	2019	2018	2017
Average for the year	$0.7807	$0.7453	$0.7855	$0.7875	$0.7564

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

On November 20, 2020, Cannabilt Farms, LLC, a wholly-owned subsidiary the Company, was granted a Marijuana Production License in Oregon.

On December 2, 2020, the Company acquired a 51% stake in 10062771 Manitoba Inc.

On December 8, 2020, the Company incorporated Cordova WA Holdings, LLC, a Washington limited liability Company (“Cordova WA”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary operating subsidiary in the State of Washington.

On February 26, 2021, the Company completed the acquisition of Extraction Technologies, LLC, as noted below.

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

Summary of Investment in 2734158 Ontario Inc.

On May 15, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova invested seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and invested (i) two hundred thousand dollars ($200,000) on June 15, 2020, (ii) two hundred thousand dollars ($200,000) on July 15, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 15, 2020, which collectively gave the Company ownership of 50.1% of 273 after all payments were made. The Transaction is subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 6 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores are operated by 273 under the Star Buds brand name, and Cordova is leveraging its assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 not previously owned by Cordova (the “Additional Shares”) bringing its accumulated ownership of 273 to 60.45%. The total purchase price for the Additional Shares amounted to $305,267, of which $72,539 was paid on closing, $157,167 was paid on January 15, 2021 and the remaining amounts are payable within a year from close. As at the date of this Report, the total amount outstanding for the Additional Shares has been paid.

Summary of Oregon Transaction

On April 4, 2018, Cordova OR entered into an agreement to acquire Cordova OR Operations, LLC (“OR Operations”) for the acquisition of land and building for a total purchase price of US $1,440,000. Under the terms of the agreement, Cordova OR acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000) on April 4, 2018, and acquired the remaining 72.5% interest on June 19, 2019 for $1,361,048 (US $1,040,000). The Company spent $1,760,861 in relation to construction in progress during the year ended June 30, 2019. The assets of OR Operations consists of land, building and construction in progress with the construction in progress funded by Cordova OR. The total assets acquired through the transaction amounted to $3,645,389. The Company intends to continue its buildout the Oregon property to complete the construction and establish cultivation and processing facilities on the premises. On November 20, 2020, Cannabilt Farms, LLC, a wholly-owned subsidiary the Company, was granted a Marijuana Production License in Oregon. On August 4, 2021, the Company sold all of its land, building and equipment (the “Oregon Property”) for US $2,200,000 and entered into an agreement to lease the Oregon Property from the buyer (the “Sale Leaseback”). The Sale Leaseback will allow the Company to operate the Oregon Property for ten years, and provides options for two subsequent ten-year renewal periods. Proceeds from the sale were used to retire debts related to the Oregon Property and finance the planned Oregon expansion. A total of US $600,000 of the purchase price has been placed in escrow by the buyer to allow the Company to complete its buildout of the facility. The Sale Leaseback was signed on July 20, 2021 and commenced on August 1, 2021.

Summary of Manitoba Transaction

On December 1, 2020, the Company, through its wholly owned subsidiary Cordova Investments Canada, Inc., completed the purchase of a 51% stake in 10062771 Manitoba Ltd. (“Manitoba Ltd.”) a Manitoba-based cannabis retail venture (the “Manitoba Transaction”). The purchase price for the shares was one hundred fifty thousand dollars ($150,000) payable to Manitoba Ltd. and six million (6,000,000) warrants of the Company to be granted to the current shareholders of Manitoba Ltd., with each warrant entitling the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.32 until November 30, 2022. In addition, the Company has agreed to loan up to one hundred fifty thousand dollars ($150,000) to Manitoba Ltd. to enable the opening of the second store in Manitoba. The stores will be operated by Manitoba Ltd. under the Star Buds brand name, and the Company will provide the financing resources and systems support as needed. The Company also has a right of first refusal regarding any future primary issuance or secondary sale of shares of Manitoba Ltd., and has a call option to purchase all of the outstanding equity interests of Manitoba Ltd. at any time following the two-year anniversary of the closing date at a valuation equivalent to four times the trailing twelve months normalized EBITDA of Manitoba Ltd.

Summary of Washington Transaction

On February 26, 2021, Cordova WA entered into an agreement to acquire 100% of Extraction Technologies, LLC (“Extraction Tech”), a Washington-based company that provides cannabis extraction services to multiple cannabis licensed processors and will enable Cordova to provide manufactured cannabis products on both a white label and branded basis throughout the state of Washington. Extraction Tech owns a manufacturing building, processing equipment and contracts with tolling and white label customers. The consideration for the Transaction was three million (3,000,000) common shares of the Company on the closing date and an earnout payment of five hundred thousand (500,000) common shares of the Company for every $125,000 US dollars in EBITDA generated by Extraction Tech during the 12-month period beginning on the 3-month anniversary of the closing date and ending of the 15-month anniversary of the closing date. The maximum earnout payment that can be earned by Extraction Tech is four million (4,000,000) common shares, which will be earned if the business generates $1,000,000 US dollars or greater in EBITDA over that 12-month period.

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

(C) ORGANIZATIONAL STRUCTURE

The following table presents the corporate subsidiaries and the respective percentage ownership of the Company (the “Subsidiaries”) as at June 30, 2021:

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Ownership
CordovaCann Holdings Canada, Inc.	Ontario (Canada)	100%
Cordova Investments Canada, Inc.	Ontario (Canada)	100%
2734158 Ontario Inc.	Ontario (Canada)	60.45%
10062771 Manitoba Ltd.	Manitoba (Canada)	51.00%
CordovaCann Holdings, Inc.	Delaware (USA)	100%
Cordova CO Holdings, LLC	Colorado (USA)	100%
Cordova CA Holdings, LLC	California (USA)	100%
CDVA Enterprises, LLC	California (USA)	100%
Extraction Technologies, LLC	Washington (USA)	100%
Cordova WA Holdings, LLC	Washington (USA)	100%
Cordova OR Holdings, LLC	Oregon (USA)	100%
Cordova OR Operations, LLC	Oregon (USA)	100%
Cannabilt Holdings, Inc.	Oregon (USA)	100%
Cannabilt Farms, LLC	Oregon (USA)	100%
Cannabilt OR Retail, LLC	Oregon (USA)	100%
Future Processing, LLC	Oregon (USA)	100%

Note:

(1)	2734158 Ontario Inc is a 60.45% subsidiary of Cordova Investments Canada, Inc.
(2)	10062771 Manitoba Ltd. is a 51% subsidiary of Cordova Investments Canada, Inc.
(3)	Cordova CO Holdings, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(4)	Cordova CA Holdings, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(5)	CDVA Enterprises, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(6)	Extraction Technologies, LLC is a 100% subsidiary of Cordova WA Holdings, LLC
(7)	Cordova WA Holdings, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(8)	Cordova OR Holdings, LLC is a 100% subsidiary of CordovaCann Holdings, Inc.
(9)	Cordova OR Operations, LLC is a 100% subsidiary of Cordova OR Holdings, LLC.
(10)	Cannabilt Holdings, Inc. is a 100% subsidiary of CordovaCann Holdings, Inc.
(11)	Cannabilt Farms, LLC is a 100% subsidiary of Cannabilt Holdings, Inc.
(12)	Cannabilt OR Retail, LLC is a 100% subsidiary of Cannabilt Holdings, Inc.
(13)	Future Processing, LLC is a 100% subsidiary of Cannabilt Holdings, Inc.

(D) PROPERTY PLANTS AND EQUIPMENT

The Company’s leased property relates to rental leases entered into during the year ended June 30, 2021 related to the acquisition of 273 , the Star Buds Transaction, the acquisition of Manitoba Ltd., and the sale-lease back transaction of the Company’s Oregon property, as disclosed above.

The Company owns real property through its wholly-owned subsidiary, Extraction Tech.

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

Results of operations

For the Years Ending June 30,	2021		2020		2019
	$		$		$-
Revenue		10,318,845		166,773	-
Cost of sales		6,826,605		106,742	30,529
Expenses		6,049,280		3,368,656	5,547,863
Other expense		1,927,871		1,396,624	258,144
Net loss for year		(4,484,911)		(4,705,249)	(5,836,536)
Net loss per share		(0.06)		(0.10)	(0.15)

Revenues

For the year ended June 30, 2021, the Company earned $10,318,845 (June 30, 2020 - $166,773; June 30, 2019 - $nil) of revenue. The significant increase in revenue relates to the expanding retail operations of the Company initiated during the year ended June 30, 2021 in the provinces of Ontario, Manitoba and Alberta.

Expenses

The Company incurred the following operating expenses over the years ended June 30, 2021, 2020 and 2019:

For the Years Ending June 30,	2021		2020		2019
	$		$		$
Consulting fees		1,302,191		1,295,829		2,448,560
Share based compensation		941,854		1,048,661		1,413,919
Professional fees		362,479		488,902		371,079
Shareholders information services		358,516		135,181		379,058
Salaries and wages		1,030,580		23,039		-
Advertising costs		-		2,825		88,917
Office and general		749,522		208,484		605,334
Depreciation		383,476		5,768		-
Amortization of right-of-use assets		434,837		92,167		-
Amortization of licenses		141,249		-		-
Lease and utilities		344,576		67,800		-
Exclusivity fee		-		-		48,367
Impairment of promissory note receivable		-		-		85,114
Impairment of equipment		-		-		107,515
		6,049,280		3,368,656		5,547,863

The overall analysis of the key operating expenses above is as follows:

Consulting Fees

Consulting fees for the year ended June 30, 2021 were $1,302,191 (June 30, 2020 - $1,295,829; June 30, 2019 - $2,448,560). Changes in consulting fees are due to the overall changes in the number of consultants during the year ended June 30, 2021.

Share Based Compensation

Share based compensation expense for the year ended June 30, 2021 were $941,854 (June 30, 2020 – $1,048,661; June 30, 2019 – $1,413,919). The share-based compensation expense for the year ended June 30, 2021 was a result of vesting of warrants that were issued in the prior fiscal year.

Professional Fees

Professional fees for the year ended June 30, 2021 were $362,479 (June 30, 2020 – $488,902; June 30, 2019 – $371,079). Professional fees for the year ended June 30, 2021, 2020 and 2019 were comprised of legal and audit fees.

Shareholder Information Services

Shareholder information services for the year ended June 30, 2021 were $358,516 (June 30, 2020 – $135,181; June 30, 2019 – $379,058). Shareholder information services for the year ended June 30, 2021, 2020 and 2019 were comprised of director fees, transfer agent fees, other filing fees and investor relation services.

Salaries and wages

Salaries and wages during the year ended June 30, 2021 were $1,030,580 (June 30, 2020 – $23,039; June 30, 2019 – $nil). The salaries and wages expenses are related to the employees hired for the Company’s retail cannabis operations.

Office and General

Office and general costs for the year ended June 30, 2021 were $749,522 (June 30, 2020 – $208,484; June 30, 2019 – $605,334). Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants. The increase in office and general costs for the year ended June 30, 2021 was primarily a result of increased activity related to the retail cannabis stores and associated administrative expenses for those locations.

Depreciation

Depreciation for the year ended June 30, 2021 were $383,476 (June 30, 2020 – $5,768; June 30, 2019 – $nil). Depreciation mostly relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores.

Amortization of right-of-use assets

Amortization of right-of-use assets for the year ended June 30, 2021 were $434,837 (June 30, 2020 – $92,167; June 30, 2019 – $nil). Amortization relates to the new leases entered into through the Star Buds and 273 acquisitions and the additional leases entered into in the provinces of Ontario and Manitoba since the acquisitions.

Amortization of licenses

Amortization of licenses for the year ended June 30, 2021 were $141,249 (June 30, 2020 – $nil; June 30, 2019 – $nil). Amortization of licenses relates to the retail cannabis license acquired as part of the acquisition of 273 during the year ended June 30, 2020 and the acquisition of Manitoba Ltd. during the year ended June 30, 2021.

Leases and utilities

Leases and utilities for the year ended June 30, 2021 was $344,576 (June 30, 2020 - $67,800; June 30, 2019 - $nil). Lease and utilities expenses relate to the new leases entered into through the Star Buds and 273 acquisitions during the year ended June 30, 2020 and the new leases entered into during the year ended June 30, 2021.

Other Expense (Income)

The Company incurred the following other expense (income) over the years ended June 30, 2021, 2020 and 2019:

For the Years Ending June 30,	2021		2020		2019
	$		$		$
Interest expense		606,830		564,897		39,215
Interest on lease obligation		223,798		46,171		-
Accretion expense		184,410		249,518		24,680
Loss on settlement of fees		-		-		12,700
Loss on settlement of other investment		-		184,440		-
Impairment of assets		664,543		16,316		-
Foreign exchange loss		307,673		56,225		57,121
Gain on settlement		-		(51,023)		-
Other income		(66,805)		(65,920)		-
Loss on disposal of assets		7,422		-		-
Loss on deposit		-		396,000		124,428
		1,927,871		1,396,624		258,144

The overall analysis of the key other expense (income) above is as follows:

Interest expense

During the year ended June 30, 2021, the Company incurred interest expense in the amount of $606,830 (June 30, 2020 - $564,897; June 30, 2019 - $39,215). The interest expense during the year ended June 30, 2021 and 2020 was primarily in relation to convertible debentures, promissory notes and mortgages issued.

Interest on lease liability

Interest on lease liability during the year ended June 30, 2021 was $223,798 (June 30, 2020 - $46,161; June 30, 2019 - $nil). The increase in the expense reflects the new leases entered into through the Star Buds and 273 acquisitions as well as the new leases entered into in the provinces of Ontario and Manitoba during the year ended June 30, 2021.

Accretion expense

During the year ended June 30, 2021, the Company recorded accretion expenses in the amount of $184,410 (June 30, 2020 - $249,518; June 30, 2019 - $24,680). Accretion expense primarily relates to a discount on convertible debentures and promissory notes issued in relation to the Star Buds transaction as noted above.

Foreign exchange loss

Foreign exchange loss for the year ended June 30, 2021 was $307,673 (June 30, 2020 - $56,225; June 30, 2019 - $57,121). The foreign exchange losses during the year ended June 30, 2021, 2020 and 2019 were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Impairment of assets

Impairment of assets for the year ended June 30, 2021 was $664,543 (June 30, 2020 - $16,316; June 30, 2019 - $nil). The impairment of assets relates to the write-down of the Oregon land, building and construction-in-progress during the year ended June 30, 2021.

Loss on deposit

The Company’s loss on deposit during the year ended June 30, 2020 amounted to $396,000 (June 30, 2019 - $124,428). This loss on deposit relates to the Company’s non-refundable deposits made towards a transaction in California (the “California Transaction”) during fiscal year ended June 30, 2019. During the year ended June 30, 2020, the Company terminated the California Transaction resulting in this loss.

Other income

Other income during the year ended June 30, 2021 amounted to $66,805 (June 30, 2020 - $65,920; June 30, 2019 - $nil). Other income is related to rental of the Company’s Washington property as well sale of date related to its retail operations.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2021, the Company had total assets of $17,274,041 (June 30, 2020 – $14,693,789) consisting of the following:

As at	June 30, 2021	June 30, 2020
	$	$
ASSETS
Current
Cash and cash equivalents	1,058,494	647,739
Accounts receivable	7,924	-
Prepaid expenses and deposits	332,771	188,674
Inventory	504,521	118,682
Biological assets	26,611	-
Harmonized sales tax receivable	-	27,118
Other deposit - current portion	199,463	74,450
Total current assets	2,129,784	1,056,663

Other deposit	101,351	330,764
Right-of-use assets	3,169,655	2,539,670
Property and equipment, net	6,059,622	4,979,813
Intangible assets	5,243,967	5,243,967
Licenses	569,662	542,912
Total assets	17,274,041	14,693,789

The increase in assets from June 30, 2020 to June 30, 2021 was primarily the result of the increase in cash, inventory, right-of-use assets and increases in licenses and property and equipment as result of the Manitoba Transaction and the Washington Transaction, respectively, during the year ended June 30, 2021.

As at June 30, 2021, the Company had total liabilities of $9,955,668 (June 30, 2020 – $8,417,100) consisting of the following:

As at	June 30, 2021	June 30, 2020
	$	$
LIABILITIES
Current
Accounts payable and accrued liabilities	3,326,171	2,800,206
Harmonized sales tax payable	98,916	-
Mortgage payable	1,566,067	766,531
Consideration payable	39,292	-
Convertible debentures	-	381,678
Income taxes payable	315,362	-
Contract liability	48,832	-
Lease liability	438,856	253,205
Promissory notes payable	1,017,772	1,314,427
Total current liabilities	6,851,268	5,516,047
	0
Promissory notes payable	-	566,835
Deferred tax liability	36,540	4,939
Contract liability	178,071	-
Lease liability	2,889,789	2,329,279
Total liabilities	9,955,668	8,417,100

The increase in liabilities from June 30, 2020 to June 30, 2021 was primarily related to the consideration payable for the acquisition of an additional equity interest in 273 as described above as well as mortgage debt incurred. During the year ended June 30, 2020, the Company issued debt through convertible debentures to assist in financing its operations and investments.

As at June 30, 2021, the Company had a working capital deficiency of $4,721,484 as compared to a working capital deficiency of $4,464,323 as at June 30, 2020. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all cashflow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Used in Operating Activities

The Company used cash in operating activities in the amount of $221,155 (June 30, 2020 – $946,908) for the year ended June 30, 2021 due to the reasons discussed above.

Cash Used in Investing Activities

The Company used cash in investing activities in the amount of $872,052 (June 30, 2020 - $145,587) for the year ended June 30, 2021. The investing activities during the year ended June 30, 2021 were primarily related to the purchase of additional shares in 273 and additional property and equipment acquired for the 273 retail stores.

Cash From Financing Activities

The Company received proceeds from financing activities in the amount of $1,571,358 (June 30, 2020 - $1,632,643) during the year ended June 30, 2021. The financing activities proceeds during the year ended June 30, 2021 were in relation to the proceeds received from a common share offering that closed on August 17, 2020, and share subscriptions received for a common share offering that closed on February 19, 2021 and shares received in advance for an offering that closed subsequent to June 30, 2021. This was net of payments of lease liabilities and partial repayments of mortgages payable, convertible debentures, and promissory notes.

(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years ended 2021, 2020 and 2019.

(D) TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2021, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

As at June 30, 2021, the Company did not have any key contractual obligations.

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

2. Statement of Executive Compensation

The following table and accompanying notes set forth all compensation expensed by the Company to all persons who served as the Company’s Directors and Officers during the fiscal year ended June 30, 2021. The information is provided for the fiscal years ended 2021, 2020 and 2019.

Name and principal position	Year	Salary (CAD $)	Share-based awards (CAD $)	Option-based awards (CAD $)	Non-equity incentive plan compensation (CAD $)		Pension value (CAD $)	All other compensation (CAD $)	Total compensation (CAD $)
					Annual incentive plans	Long-term incentive plans
Thomas M, Turner, Jr., Chairman and Chief Executive Officer	2021 2020 2019	190,000 204,270 264,740	- - -	- 25,959(1) -	- - -	- - -	- - -	100,000 - -	290,000 230,229 264,740
Ashish Kapoor, Director, Chief Financial Officer and Corporate Secretary	2021 2020 2019	190,000 204,270 264,740	- - -	- 12,980(1) -	- - -	- - -	- - -	100,000 - -	290,000 217,250 264,740
Nathan Nienhuis, Former Director and Former Chief Operating Officer	2021 2020 2019	- 169,270 264,740	- - -	- 277,004(1) -	- - -	- - -	- - -	- - -	- 446,274 264,740
Henry J. Kloepper, Director	2021 2020 2019	- 31,112 31,769	- - -	- 6,490(1) -	- - -	- - -	- - -	- - -	- 37,602 31,769
Jakob Ripshtein, Director	2021 2020 2019	45,000 7,500 -	- - -	- 184,713(1) -	- - -	- - -	- - -	45,000 - -	90,000 192,213 -
Benjamin Higham, Director	2021 2020 2019	45,000 7,500 -	- - -	- 184,713(1) -	- - -	- - -	- - -	45,000 - -	90,000 192,213 -
Dale Rasmussen, Director	2021 2020 2019	45,000 3,750 -	- - -	- 132,012(1) -	- - -	- - -	- - -	37,500 - -	82,500 135,762 -
Eric Lowy, Former Director	2021 2020 2019	- 8,056 31,769	- - -	- - -	- - -	- - -	- - -	- - -	- 8,056 31,769

Note:

(1)	See Item 6(E) below for details of option based awards.

Employment Agreements; Termination and Change of Control Benefits

As at the date of this Annual Report, the Company is a party to the following employment agreements with the Company’s Directors and Officers:

Thomas (Taz) M. Turner, Jr. Pursuant to the employment agreement entered into with Mr. Turner, Mr. Turner serves as Chief Executive Officer of the Company and is entitled to an annual base salary of CAD $240,000 and is eligible to earn a cash performance bonus.

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

Ashish Kapoor. Pursuant to the employment agreement entered into with Mr. Kapoor, Mr. Kapoor serves as Chief Financial Officer of the Company and is entitled to an annual base salary of CAD $240,000 and is eligible to earn a 2cash performance bonus.

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

(E) SHARE OWNERSHIP

The Corporation had the following plans as at June 30, 2021 and the date of this Annual Report:

2017 Stock Option Plan - On November 22, 2018, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company.8Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted. The Option Plan is filed as Exhibit 4.(d) to this Annual Report and is incorporated herein by reference.

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons as at June 30, 2021:

			Option-Based Awards				Share-Based Awards
Name	Number of Shares Held		Number of securities underlying unexercised options (#)		Option exercised price (CAD $)	Option expiration date	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested (CAD $)

Thomas M, Turner, Jr.,	2,947,523	(1)	200,000	(3)	0.25	Feb 24, 2023	-	-
Chairman and Chief Executive Officer

Ashish Kapoor,	4,497,380	(2)	100,000	(3)	0.25	Feb 24, 2023	-	-
Chief Financial Officer and Corporate Secretary,
Former Director

Nathan Nienhuis,	-		1,000,000	(3)	0.45	May 15, 2023	-	-
Former Director and Former Chief Operating Officer			100,000	(3)	0.25	Feb 24, 2023	-	-

Henry J. Kloepper, Former Director	-		50,000	(3)	0.25	Feb 24, 2023	-	-

Jakob Ripshtein, Director	1,734,877		1,500,000	(3)	0.25	Apr 6, 2023	-	-

Benjamin Higham, Director	1,973,831		1,500,000	(3)	0.25	Apr 6, 2023	-	-
			3,000,000	(4)	0.32	Nov 30, 2022	-	-

Dale Rasmussen, Director	-		500,000	(3)	0.45	May 15, 2023	-	-

Note:

(1)

Includes 2,947,523 Common Shares owned by T3 Research, LLC. Mr. Turner also may be seen to have control or direction over an additional 2,947,523 Common Shares held by Southshore Capital Partners, LP, a private investment fund.

(2)	Includes 4,395,046 Common Shares owned by 2364201 Ontario Corp. and 35,000 Common Shares held by Mr. Kapoor’s spouse.
(3)	Option-based awards issued under the Option Plan; all of which are fully vested and exercisable.
(4)	Share-purchase warrants issued to Benjamin Higham.

There were 93,151,074 Common Shares issued and outstanding as at June 30, 2021 and 96,730,453 Common Shares issued and outstanding as at the date of this Annual Report. There were 5,300,000 options and 15,589,500 warrants issued and outstanding as at June 30, 2021 and 5,200,000 options and 17,279,000 warrants issued and outstanding as at the date of this Annual Report.

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

As at the date of this Annual Report, intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 59% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as at June 30, 2021. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of Shareholder	No. of Shares Held	% of Issued Shares

Southshore Capital Partners, LP	2,947,523	3.05%
T3 Research, LLC	2,947,523	3.05%

All of the Company’s shareholders have the same voting rights.

As at the date of this Annual Report, the Company had 96,730,453 common shares outstanding, which, as per the details provided by TSX Trust Company, the Company’s registrar and transfer agent, were held by approximately 594 record holders (excluding the beneficial shareholders held through the intermediaries) of which 128 shareholders are based in the United States (including the beneficial shareholders held through the intermediaries) and hold an aggregate of 30,779,882 shares or less than 32% of the Common Shares.

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

(B) RELATED PARTY TRANSACTIONS

Related party transactions for the year ended June 30, 2021, 2020 and 2019 and the balances as at those dates, not disclosed elsewhere are:

a)

During the year ended June 30, 2021, the Company expensed $842,500 (June 30, 2020 - $662,284; June 30, 2019 - $1,116,103), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at June 30, 2021, the Company had fees payable to officers and directors of the Company of $1,494,228 (June 30, 2020 - $1,278,106); and

b)	During the year ended June 30, 2021, the Company expensed $740,200 (June 30, 2020 - $559,846; June 30, 2019 - $nil) in share based compensation related to officers and directors of the Company.

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

(B) SIGNIFICANT CHANGES

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas M. Turner, Jr., effective immediately.

On November 22, 2017, the Company’s shareholders elected Graham Simmonds, Henry J. Kloepper, Thomas (Taz) M. Turner, Jr., Ashish Kapoor, Nathan Nienhuis and Eric Lowy to serve as Directors of the Company.

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

Date	High ($)	Low ($)	Volume
November, 2021	0.47	0.30	859,433
October, 2021	0.36	0.28	1,205,749
September, 2021	0.32	0.24	557,470
August, 2021	0.36	0.29	702,446
July, 2021	0.34	0.27	244,234
June, 2021	0.32	0.27	452,100
May, 2021	0.35	0.20	897,611
April, 2021	0.35	0.23	718,102
March, 2021	0.41	0.30	1,081,723
February, 2021	0.48	0.33	782,317
January, 2021	0.55	0.24	1,408,296
December, 2020	0.36	0.24	1,867,608

The following table sets forth the reported high and low prices and the trading volume of the Common Shares on the OTCQB marketplace for each month for the twelve (12) months prior to the date of this Annual Report.

Date	High (USD $)	Low (USD $)	Volume
November, 2021	0.38	0.24	2,136,100
October, 2021	0.29	0.22	2,414,800
September, 2021	0.25	0.22	1,170,500
August, 2021	0.28	0.21	1,624,500
July, 2021	0.28	0.20	619,700
June, 2021	0.30	0.23	1,532,000
May, 2021	0.38	0.16	1,981,000
April, 2021	0.38	0.22	1,262,500
March, 2021	0.36	0.23	1,750,500
February, 2021	0.49	0.25	1,751,600
January, 2021	0.41	0.17	2,250,900
December, 2020	0.28	0.18	2,708,900

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2021:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2021, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2021, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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

Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Interim Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2021.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of International Financial Reporting Standards as issued by the International Accounting Standards Board. It is our management’s responsibility to establish and maintain adequate internal control over financial reporting for the Company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set for the by the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 COSO”). Based on the Company’s evaluation and the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as at June 30, 2021 based on the 2013 COSO framework criteria. Management has identified control deficiencies regarding the: (i) lack of segregation of duties; (ii) reliance on independent consultants for review of critical accounting areas and disclosures; and (iii) lack of sufficient financial and personnel resources to design, document and effectuate internal controls over financial reporting. Management of the Company believes that these material weaknesses are due to the small size of the Company’s accounting staff. The small size of the Company’s accounting staff may prevent adequate controls in the future, such as segregation of duties, due to the cost/benefit of such remediation. To mitigate the current limited resources and limited staff, the Company relies heavily on direct management oversight of transactions, along with the use of legal and accounting professionals. As the Company grows, the number of employees is expected to increase, which will enable the Company to implement adequate segregation of duties within the internal control framework.

These control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to the Company’s consolidated financial statements may not be prevented or detected on a timely basis. Accordingly, the Company has determined that these control deficiencies as described above together constitute a material weakness.

In light of these material weaknesses, the Company performed additional analyses and procedures in order to conclude that its consolidated financial statements for the year ended June 30, 2021 included in this Annual Report on Form 20-F were fairly stated in accordance with the accounting principles generally accepted in Canada. Accordingly, management believes that despite the Company’s material weaknesses, its consolidated financial statements for the year ended June 30, 2021 are fairly stated, in all material respects, in accordance with the accounting principles generally accepted in Canada.

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

C. Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2021 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2021 the audit committee consisted of four directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

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

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2021	June 30, 2020

Audit Fees	$100,000	$80,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

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

The audit report of the Former Auditor on the Company’s consolidated financial statements as of and for the years ended June 30, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the two fiscal years ended June 30, 2019 and June 30, 2018 and through October 15, 2020, there were no (i) disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their report to the subject matter of the disagreement, or (ii) reportable events as described in Item 16F(a)(1)(v) except for the material weakness disclosed in Item 15 of this Form 20-F.

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

Dated at Toronto, Ontario, Canada, this December 14, 2021.

CORDOVACANN CORP.

By:	/s/ Ashish Kapoor
Name:	Ashish Kapoor
Title:	Chief Financial Officer

CordovaCann Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2021

Prepared as at October 28, 2021

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. for the year ended June 30, 2021 should be read in conjunction with the consolidated financial statements for the year ended June 30, 2021. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

All dollars referred to herein are expressed in Canadian dollars except where indicated otherwise.

This management discussion and analysis is prepared by management as at October 28, 2021.

In this report, the words “us”, “we” “our”, the “Company” and “CordovaCann” have the same meaning unless otherwise stated and refer to CordovaCann Corp. and its subsidiaries.

Overview

Business Overview

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

The Company’s common shares (the “Common Shares”) currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

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

On November 20, 2020, Cannabilt Farms, LLC, a wholly-owned subsidiary the Company, was granted a Marijuana Production License in Oregon.

On December 2, 2020, the Company acquired 51% ownership in 10062771 Manitoba Ltd. as disclosed below.

On December 8, 2020, the Company incorporated Cordova WA Holdings, LLC, a Washington limited liability Company (“Cordova WA”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary operating subsidiary in the State of Washington.

Key Transaction Summaries

Summary of Star Buds Asset Acquisition.

On April 8, 2020, the Company, through its wholly-owned subsidiary, Cordova Investments, Canada Inc., completed the purchase of certain real assets and intellectual property (the “Assets”) of an arm’s length Canadian cannabis corporation (the “Star Buds Transaction”). The Assets acquired will enable the Company to open five recreational cannabis stores in Western Canada under an established brand name, with the exclusive right to open more stores in Canada. In conjunction with the Star Buds Transaction, seasoned industry veterans, Mr. Jakob Ripshtein and Mr. Ben Higham joined the Company’s board of directors.

Starbuds International Inc., the vendor of the Assets (the “Vendor” or “Star Buds”) is a British Columbia based cannabis venture that owns a network of recreational cannabis retail stores in Western Canada awaiting final provincial regulatory approvals. The Company purchased the Assets related to five such recreational stores and expects to have them opened in 2021. These stores will leverage the Star Buds brand name and proven business model that has created one of the most profitable cannabis retail companies in the United States over the last seven years. These stores also expect to be able to utilize the intellectual property of well- established Star Buds product lines of flower, concentrates, and edibles. The Company plans on leveraging the Star Buds business model and the platform to open additional stores throughout Canada.

As consideration to the Vendor for the Star Buds Transaction, the Company:

(i)

issued twelve million five hundred thousand (12,500,000) common shares of the Company at close, in exchange for the Assets held related to five retail cannabis stores and four medical cannabis clinics;

(ii)	issued three million (3,000,000) common shares of the Company for each additional lease assignment in Alberta to the Company, for a total of six million (6,000,000) common shares of the Company;
(iii)	issued fifteen million (15,000,000) common shares of the Company for the first five (5) Star Buds stores opened before April 8, 2021;
(iv)

issued a three-year promissory note for five hundred twenty-seven thousand and three hundred dollars (CDN $527,967.49) accruing interest at six percent per annum payable upon maturity (the “Closing Promissory Note”); and

(v)

issued two additional three-year promissory notes in amounts of two hundred twenty-two thousand and five hundred dollars (CDN $222,500) and one hundred ninety-six thousand and eight hundred (CDN $196,832) for obtaining assignment of two specific leases to Company. Such additional notes to have same terms as the Closing Promissory Note.

Summary of Investment in 2734158 Ontario Inc.

On May 19, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova invested seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and invested (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gave the Company ownership of 50.1% of 273 after all payments were made. The Transaction is subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 6 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores are operated by 273 under the Star Buds brand name, and Cordova is leveraging its assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 not previously owned by Cordova (the “Additional Shares”) bringing its accumulated ownership of 273 to 60.45%. The total purchase price for the Additional Shares amounted to $305,267, of which $72,539 was paid on closing, $157,167 was paid on January 15, 2021 and the remaining amounts are payable within a year from close. As at the date of this Report, the total amount outstanding for the Additional Shares has been paid.

Summary of Manitoba Transaction

On December 2, 2020, the Company, through its wholly owned subsidiary Cordova Investments Canada, Inc., completed the purchase of a 51% stake in 10062771 Manitoba Ltd. (“Manitoba Ltd.”) a Manitoba-based cannabis retail venture (the “Manitoba Transaction”). The purchase price for the shares was one hundred fifty thousand dollars ($150,000) payable to Manitoba Ltd. and six million (6,000,000) warrants of the Company to be granted to the current shareholders of Manitoba Ltd., with each warrant entitling the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.32 until November 30, 2022. In addition, the Company has agreed to loan up to one hundred fifty thousand dollars ($150,000) to Manitoba Ltd. to enable the opening of the second store in Manitoba. The stores will be operated by Manitoba Ltd. under the Star Buds brand name, and the Company will provide the financing resources and systems support as needed. The Company also has a right of first refusal regarding any future primary issuance or secondary sale of shares of Manitoba Ltd., and has a call option to purchase all of the outstanding equity interests of Manitoba Ltd. at any time following the two-year anniversary of the closing date at a valuation equivalent to four times the trailing twelve months normalized EBITDA of Manitoba Ltd.

Summary of Oregon Transaction

On April 4, 2018, Cordova OR entered into an agreement to acquire Cordova OR Operations, LLC (“OR Operations) for the acquisition of land and building for a total purchase price of US $1,440,000. Under the terms of the agreement, Cordova OR acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000) on April 4, 2018, and acquired the remaining 72.5% interest on June 19, 2019 for $1,361,048 (US $1,040,000). The assets of OR Operations consists of land, building and construction in progress with the construction in progress funded by Cordova OR. The total assets acquired through the transaction amounted to $3,645,389. The Company intends to continue its buildout the Oregon property to complete the construction and establish cultivation and processing facilities on the premises. On November 20, 2020, Cannabilt Farms, LLC, a wholly-owned subsidiary the Company, was granted a Marijuana Production License in Oregon. On August 4, 2021, the Company sold all of its land, building and equipment (the “Oregon Property”) for US $2,200,000 and entered into an agreement to lease the Oregon Property from the buyer (the “Sale Leaseback”). The Sale Leaseback will allow the Company to operate the Oregon Property for ten years, and provides options for two subsequent ten-year renewal periods. Proceeds from the sale were used to retire debts related to the Oregon Property and finance the planned Oregon expansion. A total of US $600,000 of the purchase price has been placed in escrow by the buyer to allow the Company to complete its buildout of the facility. The Sale Leaseback was signed on July 20, 2021 and commenced on August 1, 2021.

Summary of Washington Transaction

On February 26, 2021, Cordova WA entered into an agreement to acquire 100% of Extraction Technologies, LLC (“Extraction Tech”), a Washington-based company that provides cannabis extraction services to multiple cannabis licensed processors and will enable Cordova to provide manufactured cannabis products on both a white label and branded basis throughout the state of Washington. Extraction Tech owns a manufacturing building, processing equipment and contracts with tolling and white label customers. The consideration for the Transaction was three million (3,000,000) common shares of the Company on the closing date and an earnout payment of five hundred thousand (500,000) common shares of the Company for every $125,000 US dollars in EBITDA generated by Extraction Tech during the 12-month period beginning on the 3-month anniversary of the closing date and ending of the 15-month anniversary of the closing date. The maximum earnout payment that can be earned by Extraction Tech is four million (4,000,000) common shares, which will be earned if the business generates $1,000,000 US dollars or greater in EBITDA over that 12-month period.

Selected Financings

On October 19, 2017 and pursuant to a debt conversion agreement, the Company issued 7,681,110 Common Shares and fully settled $384,055 owing under a shareholder loan at a price of $0.05 per Common Share.

On December 14, 2017 and in connection with a private placement, the Company issued 5,532,500 Common Shares at a price of $0.10 per Common Share for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was received in services provided by a consultant.

On March 12, 2018 and in connection with a private placement, the Company issued 890,074 Common Shares at a price of $1.08 per Common Share for total gross proceeds of $959,251; all of which was received in cash.

On June 12, 2018 and June 15, 2018 in connection with a private placement, the Company issued 2,390,800 and 20,000 Common Shares, respectively, at a price of $1.95 per Common Share for total gross proceeds of

$4,703,025; of which $4,400,163 was received in cash and $302,862 was received in services provided by consultants.

On March 13, 2019 and in connection with a private placement, the Company issued 600 unsecured subordinated convertible debenture units, each unit consisting of a principal amount of $1,000 and 500 warrants, for total gross proceeds of $600,000; of which $350,000 was received in cash and $250,000 was issued in settlement of outstanding fees.

On May 4, 2019, and in connection with warrants previously issued to a consultant, warrants were exercised for the purchase of 750,000 Common Shares of the Company at an exercise price of $0.15 per share for total gross proceeds of $112,500.

On August 14, 2019 and in connection with a private placement, the Company issued 713 unsecured subordinated convertible debenture units, each unit consisting of a principal amount of $1,000 and 500 warrants, for total gross proceeds of $713,000.

On April 24, 2020 and in connection with a private placement, the Company issued 1,164 unsecured subordinated convertible debenture units, each unit consisting of a principal amount of $1,000 and 2,000 warrants, for total gross proceeds of $1,164,000. 761 of the 1,164 issued unsecured subordinated convertible debenture units related to a prior private placement on August 14, 2019 where holders of such convertible debentures elected for early repayment allowing settlement of their convertible debentures plus accrued interest for an aggregate settlement amount of $761,000.

On May 25, 2020, the Company issued 6,210,190 common shares of the Company at a price of $0.25 per share for gross proceeds of $1,552,548; of which $1,411,680 was received in cash and $140,868 was issued in settlement of outstanding fees and debt.

On August 17, 2020, the Company issued 3,024,521 common shares of the Company for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt.

On February 19, 2021, the Company issued 6,117,718 common shares of the Company for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt.

The following table summarizes financial information for the 4th quarter of fiscal 2021 and the preceding seven quarters:

	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2,021	2,021	2,020	2,020	2,020	2,020	2,019	2,019
Quarter Ended	$	$	$	$	$	$	$	$
Revenue	3,255,490	2,784,686	2,441,857	1,836,812	166,773	-	-	-

Loss from continuing operations	(2,948,269)	(443,400)	(475,516)	(617,726)	(2,661,796)	(22,910)	(1,065,869)	(900,325)

Net loss per share – basic and diluted	0.032	0.005	0.006	0.009	0.050	0.021	0.026	0.022

Number of Common Shares

There were 93,151,074 Common Shares issued and outstanding as at June 30, 2021 and 96,730,452 Common Shares issued and outstanding as at October 28, 2021 being the date of this report. There were 5,300,000 options and 15,589,500 warrants issued and outstanding as at June 30, 2021 and 5,200,000 options and 17,279,190 warrants issued and outstanding as at October 28, 2021.

Business Environment

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

Colorado’s Cannabis Regu latory Environment

For the purposes of Staff Notice 51-352 (Revised) – Companies with U.S. Marijuana-Related Activities) (“Staff Notice 51-352”), the assets and interests held by CordovaCann in Colorado are classified as “ancillary” involvement in the U.S. cannabis industry.

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

California’s Cannabis Regulatory Environme nt

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

Washington’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests contemplated to be held by CordovaCann in Washington are classified as “ancillary” involvement in the U.S. cannabis industry.

Washington authorized the cultivation, possession and distribution of cannabis by certain licensed Washington cannabis businesses. The Washington State Liquor and Cannabis Board regulates Washington’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Washington’s cannabis regulatory program. CordovaCann only engages in transactions with Washington cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Washington in compliance with Washington’s cannabis regulatory program. To the extent required by Washington’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Washington cannabis business.

COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus (“COVID-19”) a pandemic, which has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self- imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods as well as the Company’s ability to find new business opportunities, raise capital or restructure the Company’s finances.

Risk Factors

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

On February 8, 2018, following discussions with the Canadian Securities Administrators (“CSA”) and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“TMX MOU”) with Aequitas NEO Exchange Inc., the Canadian Securities Exchange (“CSE”), the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to companies with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed companies. As a result, there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of the Common Shares through the facilities of a stock exchange. The Company has obtained eligibility with the Depository Trust Company (“DTC”) for its Common Share quotation on the OTCQB and such DTC eligibility provides another possible avenue to clear Common Shares in the event of a CDS ban.

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

Further, on January 4, 2018, U.S. Attorney General, Jeff Sessions, formally rescinded the standing DOJ federal policy guidance governing enforcement of marijuana laws, as set forth in a series of memos and guidance from 2009-2014, principally the Cole Memorandum. The Cole Memorandum generally directed U.S. Attorneys not to enforce the federal marijuana laws against actors who are compliant with state laws, provided enumerated enforcement priorities were not implicated. The rescission of this memo and other Obama-era prosecutorial guidance did not create a change in federal law as the Cole Memorandums were never legally binding; however, the revocation removed the DOJ’s guidance to U.S. Attorneys that state- regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority. The federal government of the United States has always reserved the right to enforce federal law regarding the sale and disbursement of medical or recreational marijuana, even if state law sanctioned such sale and disbursement. Although the rescission of the above memorandums does not necessarily indicate that marijuana industry prosecutions are now affirmatively a priority for the DOJ, there can be no assurance that the federal government will not enforce such laws in the future.

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

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the CSA published Staff Notice 51-352 setting out the CSA’s disclosure expectations for specific risks facing companies with cannabis-related activities in the United States. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for companies with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all companies with U.S. cannabis- related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as companies that provide goods and services to third parties involved in the U.S. cannabis industry. The Company views Staff Notice 51-352 favourably, as it provides increased transparency and greater certainty regarding the views of the exchanges and the regulators regarding the Company’s existing operations and strategic business plan as well as the Company’s ability to pursue further investments and opportunities in the United States.

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

Despite these laws, FinCEN issued a memorandum on February 14, 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal enforcement priorities. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis- related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the United States Controlled Substances Act on the same day (the “2014 Cole Memo”). The 2014 Cole Memo has been rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes was not a DOJ priority.

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

Although the TMX MOU has confirmed that there is currently no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of the Common Shares through the facilities of a stock exchange.

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

If the Company is deemed to be an investment Company under the Investment Company Act, its activities may be restricted, including restrictions on the nature of the Company’s investments and restrictions on the issuance of securities. In addition, the Company may have imposed upon it burdensome requirements, including:

•	registration as an investment Company;
•	adoption of a specific form of corporate structure; and
•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In summary, if the Company were to be characterized as an investment Company, the inability of the Company to satisfy such regulatory requirements, whether on a timely basis or at all, could, under certain circumstances, have a material adverse effect on the Company and its ability to continue pursuing its business plan could be limited.

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

The Company has made and may make future investments in entities that have no significant sources of operating cash flow and no revenue from operations. As such, the Company’s investments are subject to risks and uncertainties including the risk that the Company’s investments will not be able to:

•	implement or execute their current business plan, or create a business plan that is sound;
•	maintain their anticipated management team; and/or
•	raise sufficient funds in the capital markets or otherwise to effectuate their business plan.

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

Forward Looking Statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects the Company’s current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by the Company’s forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	lack of substantial operating history;
•	the impact of competition; and
•	the enforceability of legal rights.

Important factors that could cause the actual results to differ from materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” above. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a worldwide industry leader. The Company is focused on working with leading cannabis production, processing and retail operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal and regulated medical and/or recreational cannabis industries. The Company intends to leverage its production, processing and retail operations to establish a global multi-jurisdictional platform that delivers consistent formulations of best-of-breed brands that deliver predictable consumer experiences.

CordovaCann has entered into strategic relationships and investments with cannabis operators in Canada and the United States. The Company will provide a variety of resources and services to these respective operators including, but not limited to: capital commitments, strategic positioning, brand development, best operating practices, access to intellectual property, administrative assistance, and general business consulting. Over the next twelve months, CordovaCann is focused on growing its retail operations in both Canada and the United States, as well as expanding the throughput of its Oregon and Washington operations. Moving forward, the Company will also seek partnerships with cannabis operators in key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms with a view to allowing these clients and prospective clients to gain access to our distribution channels to generate additional revenue for the Company. The platform that the Company is building will seek to ensure that the end products are consistent across all jurisdictions by maintaining strict and professional standard operating procedures covering everything from formulation, packaging, branding, marketing and sales to deliver a superior end user experience.

CordovaCann’s long-term focus is to continue expanding its reach into additional legal markets, and the Company expects to organically build and forge strategic relationships with cannabis producers, processors and retailers globally. The Company will likely develop and acquire additional operations and products to further penetrate its current markets and move into new markets, and will leverage these additions to broaden its channels for distribution. Additionally, CordovaCann may invest in additional parts of the cannabis value chain in markets where such assets are legal and provide a competitive advantage and significant operating leverage for the Company.

Results of Operations

	June 30, 2021 $	June 30, 2020 $	June 30, 2019 $
Revenue	10,318,845	166,773	-
Cost of sales	6,826,605	106,742	30,529
Expenses	6,049,280	3,368,656	5,547,863
Other expense	1,927,871	1,396,624	258,144
Net loss for the year	(4,484,911)	(4,705,249)	(5,836,536)
Net loss per share	(0.06)	(0.10)	(0.15)

Revenue

For the year ended June 30, 2021, the Company earned $10,318,845 (June 30, 2020 - $166,773; June 30, 2019 - $nil) of revenue. The significant increase in revenue relates to the expanding retail operations of the Company initiated during the year ended June 30, 2021 in the provinces of Ontario, Manitoba and Alberta.

Cost of Sales and Gross Margin

For the year ended June 30, 2021, the Company incurred $6,826,605 (June 30, 2020 - $106,742; June 30, 2019 - $30,529) of cost of sales and gross margin of $3,492,240 (June 30, 2020 - $60,031; June 30, 2019 – $(30,529)), related to its retail operations.

Expenses

The Company incurred the following operating expenses over the years ended June 30, 2021, 2020 and 2019:

For the year ended	June 30, 2021 $	June 30, 2020 $	June 30, 2019 $
Consulting fees	1,302,191	1,295,829	2,448,560
Share based compensation	941,854	1,048,661	1,413,919
Professional fees	362,479	488,902	371,079
Shareholders information services	358,516	135,181	379,058
Salaries and wages	1,030,580	23,039	-
Office and general	749,522	208,484	605,334
Advertising costs	-	2,825	88,917
Depreciation	383,476	5,768	-
Amortization of right-of-use assets	434,837	92,167	-
Amortization of licenses	141,249	-	-
Leases and utilities	344,576	67,800	-
Exclusivity fee	-	-	48,367
Impairment of promissory note receivable	-	-	85,114
Impairment of equipment	-	-	107,515
	6,049,280	3,368,656	5,547,863

The overall analysis of the key expenses above is as follows:

Consulting Fees

Consulting fees for the year ended June 30, 2021 were $1,302,191 (June 30, 2020 - $1,295,829; June 30, 2019 - $2,448,560). Changes in consulting fees are due to the overall changes in the number of consultants during the year ended June 30, 2021.

Share Based Compensation

Share based compensation expense for the year ended June 30, 2021 were $941,854 (June 30, 2020 – $1,048,661; June 30, 2019 – $1,413,919). The share-based compensation expense for the year ended June 30, 2021 was a result of vesting of warrants that were issued in the prior fiscal year.

Professional Fees

Professional fees for the year ended June 30, 2021 were $362,479 (June 30, 2020 – $488,902; June 30, 2019 – $371,079). Professional fees for the year ended June 30, 2021, 2020 and 2019 were comprised of legal and audit fees.

Shareholder Information Services

Shareholder information services for the year ended June 30, 2021 were $358,516 (June 30, 2020 – $135,181; June 30, 2019 – $379,058). Shareholder information services for the year ended June 30, 2021, 2020 and 2019 were comprised of director fees, transfer agent fees, other filing fees and investor relation services.

Salaries and wages

Salaries and wages during the year ended June 30, 2021 were $1,030,580 (June 30, 2020 – $23,039; June 30, 2019 – $nil). The salaries and wages expenses are related to the employees hired for the Company’s retail cannabis operations.

Office and General

Office and general costs for the year ended June 30, 2021 were $749,522 (June 30, 2020 – $208,484; June 30, 2019 – $605,334). Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants. The increase in office and general costs for the year ended June 30, 2021 was primarily a result of increased activity related to the retail cannabis stores and associated administrative expenses for those locations.

Depreciation

Depreciation for the year ended June 30, 2021 were $383,476 (June 30, 2020 – $5,768; June 30, 2019 – $nil). Depreciation mostly relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores.

Amortization of right-of-use assets

Amortization of right-of-use assets for the year ended June 30, 2021 were $434,937 (June 30, 2020 – $92,167; June 30, 2019 – $nil). Amortization relates to the new leases entered into through the Star Buds and 273 acquisitions and the additional leases entered into in the provinces of Ontario and Manitoba since the acquisitions.

Amortization of licenses

Amortization of licenses for the year ended June 30, 2021 were $141,249 (June 30, 2020 – $nil; June 30, 2019 – $nil). Amortization of licenses relates to the retail cannabis license acquired as part of the acquisition of 2734158 Ontario Inc. during the year ended June 30, 2020 and the acquisition of 10062771 Manitoba Ltd. for the year ended June 30, 2021.

Leases and utilities

Leases and utilities for the year ended June 30, 2021 was $344,576 (June 30, 2020 - $67,800; June 30, 2019 · $nil). Lease and utilities expenses relate to the new leases entered into through the Star Buds and 273 acquisitions during the year ended June 30, 2020 and the new leases entered into during the year ended June 30, 2021.

Other Income

The overall analysis of other income is as follows:

For the year ended	June 30, 2021 $	June 30, 2020 $	June 30, 2019 $
Interest expenses	606,830	564,897	39,215
Interest on lease liability	223,798	46,171	-
Accretion expense	184,410	249,518	24,680
Loss on settlement of fees	-	-	12,700
Loss on settlement of other investment	-	184,440	-
Impairment of assets	664,543	16,316	-
Foreign exchange loss	307,673	56,225	57,121
Gain on settlement	-	(51,023)	-
Loss on disposal of assets	7,422	-	-
Other income	(66,805)	(65,920)	-
Loss on deposit	-	396,000	124,428
	1,927,871	1,396,624	258,144

Interest expense

During the year ended June 30, 2021, the Company incurred interest expense in the amount of $606,830 (June 30, 2020 - $564,897; June 30, 2019 - $39,215). The interest expense during the year ended June 30, 2021 and 2020 was primarily in relation to convertible debentures, promissory notes and mortgages issued.

Interest on lease liability

Interest on lease liability during the year ended June 30, 2021 was $223,798 (June 30, 2020 - $46,161; June 30, 2019 - $nil). The increase in the expense reflects the new leases entered into through the Star Buds and 273 acquisitions as well as the new leases entered into in the provinces of Ontario and Manitoba during the year ended June 30, 2021.

Accretion expense

During the year ended June 30, 2021, the Company recorded accretion expenses in the amount of $184,410 (June 30, 2020 - $249,518; June 30, 2019 - $24,680). Accretion expense primarily relates to a discount on convertible debentures and promissory notes issued in relation to the Star Buds transaction as noted above.

Foreign exchange loss

Foreign exchange loss for the year ended June 30, 2021 was $307,673 (June 30, 2020 - $56,225; June 30, 2019 - $57,121). The foreign exchange losses during the year ended June 30, 2021, 2020 and 2019 were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Impairment of assets

Impairment of assets for the year ended June 30, 2021 was $664,543 (June 30, 2020 - $nil; June 30, 2019 -$nil). The impairment of assets relates to the write-down of the Oregon land, building and construction-in- progress during the year ended June 30, 2021.

Loss on deposit

The Company’s loss on deposit during the year ended June 30, 2020 amounted to $396,000. This loss on deposit relates to the Company’s non-refundable deposits made towards a transaction in California (the “California Transaction”) during fiscal year ended June 30, 2019. During the year ended June 30, 2020, the Company terminated the California Transaction resulting in this loss.

Other income

Other income during the year ended June 30, 2021 amounted to $66,805 (June 30, 2020 - $65,920; June 30, 2019 - $nil). Other income is related to rental of the Company’s Washington property as well sale of date related to its retail operations.

Liquidity and Capital Resources

Working Capital

As at June 30, 2021, the Company had total assets of $17,274,041 (June 30, 2020 – $14,693,789) consisting of the following:

	June 30, 2021 $	June 30, 2020 $
ASSETS
Current
Cash and cash equivalents	1,058,494	647,739
Accounts receivable	7,924	-
Prepaid expenses and deposits	332,771	188,674
Inventory	504,521	118,682
Biological assets	26,611	-
Harmonized sales tax receivable	-	27,118
Other deposit - current portion	199,463	74,450
Total current assets	2,129,784	1,056,663
Other deposit	101,351	330,764
Right-of-use assets	3,169,655	2,539,670
Property and equipment, net	6,059,622	4,979,813
Intangible assets	5,243,967	5,243,967
Licenses	569,662	542,912
Total assets	17,274,041	14,693,789

The increase in assets from June 30, 2020 to June 30, 2021 was primarily the result of the increase in cash, inventory, right-of-use assets and increases in licenses and property and equipment as result of the Manitoba Transaction and the Washington Transaction, respectively, during the year ended June 30, 2021.

As at June 30, 2021, the Company had total liabilities of $9,955,668 (June 30, 2020 – $8,417,100) consisting of the following:

	June 30, 2021 $	June 30, 2020 $
LIABILITIES
Current
Accounts payable and accrued liabilities	3,326,171	2,800,206
Harmonized sales tax payable	98,916	-
Mortgage payable	1,566,067	766,531
Consideration payable	39,292	-
Convertible debentures	-	381,678
Income taxes payable	315,362	-
Contract liability	48,832	-
Lease liability	438,856	253,205
Promissory notes payable	1,017,772	1,314,427
Total current liabilities	6,851,268	5,516,047
Promissory notes payable	-	566,835
Deferred tax liability	36,540	4,939
Contract liability	178,071	-
Lease liability	2,889,789	2,329,279
Total liabilities	9,955,668	8,417,100

The increase in liabilities from June 30, 2020 to June 30, 2021 was primarily related to the consideration payable for the acquisition of an additional equity interest in 2734158 Ontario Inc as described above as well as mortgage debt incurred. During the year ended June 30, 2020, the Company issued debt through convertible debentures to assist in financing its operations and investments.

As at June 30, 2021, the Company had a working capital deficiency of $4,721,484 as compared to a working capital deficiency of $4,464,323 as at June 30, 2020. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all cashflow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Used in Operating Activities

The Company used cash in operating activities in the amount of $221,155 (June 30, 2020 – $946,908) for the year ended June 30, 2021 due to the reasons discussed above.

Cash Used in Investing Activities

The Company used cash in investing activities in the amount of $872,052 (June 30, 2020 - $145,587) for the year ended June 30, 2021. The investing activities during the year ended June 30, 2021 were primarily related to the purchase of additional shares in 2734158 Ontario Inc. and additional property and equipment acquired for the 2734158 Ontario Inc. retail stores.

Cash From Financing Activities

The Company received proceeds from financing activities in the amount of $1,571,358 (June 30, 2020 - $1,632,643) during the year ended June 30, 2021. The financing activities proceeds during the year ended June 30, 2021 were in relation to the proceeds received from a common share offering that closed on August 17, 2020, and share subscriptions received for a common share offering that closed on February 19, 2021 and shares received in advance for an offering that closed subsequent to June 30, 2021. This was net of payments of lease liabilities and partial repayments of mortgages payable, convertible debentures, and promissory notes.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares. During the year ended June 30, 2021, the Company had the following common share transactions:

•	On February 26, 2021, the Company issued 3,000,000 common shares of the Company for the acquisition of Extraction Technologies, LLC;
•	On February 19, 2021, the Company issued 6,177,721 common shares of the Company at a price of $0.32 per share for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt;
•	On January 6, 2021, the Company issued 9,000,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds in relation to the opening of three cannabis retail stores under the Star Buds trade name;
•	On August 17, 2020, the Company issued 3,024,521 common shares of the Company at a price of $0.32 per share for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt; and
•	On July 27, 2020, the Company issued 6,000,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds in relation to the opening of two cannabis retail stores under the Star Buds trade name.

During the year ended June 30, 2020, the Company had the following common share transactions:

•	On May 25, 2020, the Company issued 6,210,190 common shares of the Company at a price of $0.25 per share for gross proceeds of $1,552,548; of which $1,411,680 was received in cash and $140,868 was issued in settlement of outstanding fees and debt;
•	On May 8, 2020, the Company issued 6,000,000 common shares of the Company at a price of $0.17 per share in relation to the contingent consideration issued for the asset acquisition of Star Buds;
•	On May 8, 2020, the Company issued 181,250 common shares of the Company at a price of $0.40 per share for the settlement of a portion of Promissory Note E;
•	On April 8, 2020, the Company issued 12,500,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds; and
•	On January 16, 2020, the Company issued 271,164 common shares of the Company at a price of $1.00 per share as a result of a partial conversion of the Debentures of Series A-1, as disclosed in Note 17.

During the year ended June 30, 2019, the Company had the following common share transactions:

•	On May 4, 2019, and in connection with warrants previously issued to a consultant, warrants were exercised for the purchase of 750,000 common shares of the Company at an exercise price of $0.15 per share for total gross proceeds of $112,500. As a result of this exercise, contributed surplus in the amount of $44,087 was transferred into share capital.

Shares to be issued

As at June 30, 2020, 3,000,000 common shares of the Company at a price of $0.17 per share were to be issued in relation to the contingent consideration issued for the asset acquisition of Star Buds, amounting to $510,000. On July 27, 2020, these shares were issued.

As at June 30, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were classified as shares to be issued.

As at June 30, 2021, the value of shares to be issued amounted to $923,590 (June 30, 2020 - $510,000).

Contingently issuable shares

As at June 30, 2021, there were 4,000,000 contingently issuable shares of the Company (June 30, 2020 – 12,000,000) in relation to the Washington Transaction.

WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2019	8,375,000	$0.93	1.05
Issued	8,424,500	0.33	2.23
Forfeited	(750,000)	2.00	0.00
Expired	(5,800,000)	0.62	0.00
June 30, 2020	10,249,500	0.53	2.00
Issued	6,790,000	0.35	1.97
Expired	(1,450,000)	1.29	0.00
June 30, 2021	15,589,500	$0.38	1.30

During the year ended June 30, 2021:

•	the Company issued 6,790,000 common share purchase warrants in consideration for the acquisition of Manitoba, for the amendment of promissory notes payable, and a convertible debenture financing;
•	1,450,000 common share purchase warrants expired, unexercised; and
•	No common share warrants were forfeited or cancelled.

The fair value of these issued warrants of was determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

Stock price	$0.19-0.35
Risk-free interest rate	0.26-0.32%
Expected life	1-3 years
Estimated volatility in the market price of the common shares	87-89%
Dividend yield	nil

During the year ended June 30, 2020:

•	the Company issued 8,424,500 common share purchase warrants in consideration for convertible debenture financings, certain service providers and promissory notes;
•	5,800,000 common share purchase warrants expired, unexercised;
•	750,000 common share purchase warrants were forfeited; and
•	No common share warrants were cancelled.

Stock price	$0.19-0.30
Risk-free interest rate	0.42-1.37%
Expected life	2-3years
Estimated volatility in the market price of the common shares	117-124%
Dividend yield	nil

During the year ended June 30, 2021, the Company expensed $221,654 (June 30, 2020 – 179,359; June 30, 2019 – $1,413,919) in the fair value of warrants as a result of the issuances which have been recorded as share based compensation.

Stock Options

		Options	Options	Exercise	Fair
Grant Date	Expiry Date	Outstanding	Exercisable	Price	Value

Feb. 25, 2020(iii)	Feb. 24, 2023	800,000	800,000	$0.25	$103,838

Apr. 7, 2020(iv)	Apr. 6, 2023	3,000,000	3,000,000	$0.25	$369,426

May 16, 2020(v)	May 5, 2023	1,500,000	1,500,000	$0.45	$396,036

The fair value of these issued stock options were determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

During the year ended June 30, 2021, 1,750,000 options expired unexercised.

During the year ended June 30, 2021, the Company expensed $nil (June 30, 2020 - $869,299, June 30, 2019 – $nil) of the fair value of the options.

MORTGAGE PAYABLE

Oregon Mortgage

On June 16, 2019, the Company obtained financing through a mortgage (the “Mortgage”) in the amount of $696,117 (US $531,915) against a property that has title to 6 acres of real estate in Clackamas County, Oregon (the “Property”). The Mortgage was due in nine months from the date of the agreement at an initial draw of $654,350 (US $500,000), implying interest at a rate of 12.77% per annum. The Mortgage after the date of default bears interest at 12% per annum, payable monthly, until the repayment of the outstanding amount. The Mortgage was secured by a first charge on the Property.

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

The mortgage payable outstanding as at June 30, 2021 was $755,789 (June 30, 2020 – $766,531). Total interest expense in relation to the mortgage payable for the year ended June 30, 2021 amounted to $146,672 (June 30, 2020 – $88,667). On August 4, 2021, the Oregon Mortgage was fully paid off upon the closing of selling Oregon Property.

Washington Mortgage

On February 26, 2021, the Company completed the Washington Acquisition and assumed a mortgage payable in the amount of $829,305 (US $653,768). The Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2021 (the “Washington Mortgage”). The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

As at June 30, 2021, the amount outstanding under the Washington Mortgage amounted to $810,277. Total interest expense in relation to the Washington Mortgage amounted to $43,675 during the year ended June 30, 2021.

PROMISSORY NOTES PAYABLE

Promissory Note A – February 1, 2019

On February 1, 2019, the Company issued an unsecured promissory note (the “Promissory Note A”) in the principal amount of $196,425 (US $150,000). The Promissory Note A matured on May 1, 2019 and bears interest at a rate of 10% per annum, accrued monthly and due at maturity. As at the date of these consolidated financial statements, the Promissory Note A is in default and remains outstanding. In connection with the Promissory Note A, the Company also issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share.

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

As at June 30, 2021, $44,732 was outstanding under Promissory Note A (June 30, 2020 – $164,342). Interest expense of $7,149 (June 30, 2020 - $19,227; June 30, 2019 - $8,340) was recorded for the year ended June 30, 2021.

Promissory Note B – June 12, 2019

On June 12, 2019, the Company issued a secured promissory note (the “Promissory Note B”) in the principal amount of $261,740 (US $200,000). The Promissory Note B matured on June 30, 2020 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note B was secured by the convertible preferred shares investment in NWN. Due to the default provisions of Promissory Note B, the pledged Preferred Shares for NWN were called and resulted the loss on the settlement of debt in the amount of $184,540 during the year ended June 30, 2020.

As at June 30, 2021, the value of the Promissory Note B amounted to $nil (2020 – $nil). Interest expense in the amount of $nil, was recorded for the year ended June 30, 2021 (2020 - $40,280; 2019 - $1,950, respectively).

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

On December 15, 2020, the Company extended the maturity date of the Promissory Note C to December 15, 2021 (the “Second Extension”) in exchange for a one-time fee in the amount $54,113 (US $42,200), the issuance of “Warrants – #A” for the purchase of 200,000 common shares of the Company exercisable until December 31, 2022 at a price of $0.32 per share and the issuance of “Warrants - #B” for the purchase of 200,000 common shares of the Company exercisable until December 31, 2022 at a price of $0.50 per share.

On the date of the Second Extension, the fair value of the liability was determined to be $655,272 (US $515,070). The residual value of $15,823 (US $12,437) was allocated to warrants. The carrying value of Promissory Note C, as a result of the Extension, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at June 30, 2021, the value of the Promissory Note C amounted to $477,672 (June 30, 2020 - $817,935). Accretion expense of $11,536 (June 30, 2020 - $22,671; June 30, 2019 - $847) and interest expense of $179,720 (June 30, 2020 - $131,893; June 30, 2019 - $3,020) was recorded for the year ended June 30, 2021.

Promissory Note D – October 28, 2019

On October 28, 2019, the Company issued a promissory note (the “Promissory Note D”) in the principal amount of $391,680 (US $300,000). The Promissory Note D matured on June 30, 2020 and bears interest at a rate of 5% per annum, accrued monthly and due at maturity. Subsequent to the issuance, the Promissory Note D was extended until October 31, 2020 for a one-time fee of US $40,000. Interest on the Promissory Note D subsequent to the maturity date bears interest at 15% per annum. The Promissory Note D is secured by a personal guarantee of vendors.

As at June 30, 2021, the value of the Promissory Note D amounted to $Nil (June 30, 2020 - $332,149). Accretion expense of $24,334 (June 30, 2020 - $37,026) Interest expense of $78,827, was recorded for the year ended June 30, 2021 (June 30, 2020 – $55,139; June 30, 2019 - $nil)

Promissory Note E – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note E-1”) in the principal amount of $527,967. The Promissory Note E-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note E-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On May 8, 2020, the Company repaid $90,803 of the principal in cash and issued 181,250 of its common shares to settle $72,500 of the principal outstanding. On June 30, 2020 the Company repaid $20,000 of the principal.

On August 13, 2020 and August 17, 2020, the Company repaid a total of $15,000 of the principal in cash and issued 585,936 of its common shares to settle $187,500 of the principal. On March 5, 2021 and April 1, 2021, the Company repaid a total of $14,000 of the principal in cash.

As at June 30, 2021, the value of the Promissory Note E-1 amounted to $124,008 (June 30, 2020 - $259,889). Interest and accretion expense of $9,847 and $60,003, respectively (June 30, 2020 - $6,454 and $6,851, respectively) was recorded for the year ended June 30, 2021.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note E-2”) in the principal amount of $225,000. The Promissory Note E-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note E-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at June 30, 2021, the value of the Promissory Note E-2 amounted to $194,821 (June 30, 2020 - $162,868). Interest and accretion expense of $13,350 and $18,603, respectively (June 30, 2020 - $1,461 and $805, respectively) was recorded for the year ended June 30, 2021.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note E-3”) in the principal amount of $196,832. The Promissory Note E-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note E-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at June 30, 2021, the value of the Promissory Note E-3 amounted to $172,347 (June 30, 2020 - $144,079). Interest and accretion expense of $11,810 and $16,457, respectively (June 30, 2020 - $772 and $1,292, respectively) was recorded for the year ended June 30, 2021.

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

During the year ended June 30, 2021, the principal amount of $25,000 and accrued interest of $5,000 for a total of $30,000 was repaid on maturity. The remaining Debenture Units of Series A-1 were converted into the Convertible Debentures Series A-4 offering. The principal amount of $325,000, the accrued interest of $65,000, for total transfer of $390,000 were transferred to Convertible Debentures Series A-3.

As at June 30, 2021, the value of the Debentures of Series A-1 amounted to $nil (June 30, 2020 – $381,678). Accretion expense of $17,440 (June 30, 2020 - $57,806; June 30, 2019 - $15,118) and interest expense of $24,382 (June 30, 2020 - $48,275; June 30, 2019 - $22,903) were recorded for the year ended June 30, 2021.

b) Convertible Debentures Series A-2 – August 14, 2019

On August 14, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-2”) of the Company for gross proceeds of $713,000.

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

On April 22, 2020, the Debenture Units of Series A-2 were converted into the Convertible Debentures Series A-3 offering. The principal amount of $713,000, the accrued interest of 49,614 and a small loss of $1,614, for total transfer of $761,000 were transferred to Convertible Debentures Series A-3. The total amount of interest and accretion amounted to $49,614 and $33,454, respectively. The Company recorded deferred tax recovery of $28,833 for the year ended June 30, 2020.

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

On April 24, 2021, the Company elected to automatically convert the Debentures of Series A-3. Accordingly, these have been classified as shares to be issued. The Company expects to issue these shares by November 2021.

During the year ended June 30, 2021, interest of $142,490 was recorded in the equity portion of the convertible debt (June 30, 2020 - $32,010).

d) Convertible Debentures Series A-4 – March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-4”) of the Company for gross proceeds of $390,000.

Each Debenture Unit of Series A-4 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-4”) and 1,000 common share purchase warrants (the “Warrants of Series A-4”) of the Company. The Debentures of Series A-4 mature on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-3 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-4 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-4 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-4 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

Prior to closing of the Offering, the Company exercised its rights of early repayment in respect of certain of the Convertible Debentures of Series A-1 of the Company issued on March 13, 2019 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-1 directed the Company to retain the funds representing such repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-4. The Company issued an aggregate of 390 Debenture Units to the subscribers of the Debentures of Series A-1.

The Debenture Units of Series A-4 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and$181,548, respectively. The interest expense related to the Debenture Units of Series A-4 are added to the equity portion of convertible debt as accrued.

During the year ended June 30, 2021, interest of $16,512 was recorded in the equity portion of the convertible debt (June 30, 2020 - $nil).

Key Contractual Obligations

There are no other key contractual obligations as at June 30, 2021 other than leases entered into through its retail operations disclosed in details in the accompanying financial statements.

On July 20, 2021, the Company entered into a lease agreement with the buyer of Oregon Property. The lease commenced on August 1, 2021 with the initial term of ten years and two subsequent ten-year renewal periods. There is no rent payable during the first three months of the Lease and subsequent payments amount to subsequent payments amount to $27,267 (US $22,000) per month for the reminder of the first year, with annual payment escalators thereafter.

Off Balance Sheet Arrangements

As at June 30, 2021, the Company did not have any off-Balance Sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Related party transactions for the year ended June 30, 2021, 2020 and 2019 and the balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

a)

During the year ended June 30, 2021, the Company expensed $842,500 (June 30, 2020 - $662,284; June 30, 2019 - $1,116,103), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at June 30, 2021, the Company had fees payable to officers and directors of the Company of $1,494,228 (June 30, 2020 - $1,278,106); and

b)	During the year ended June 30, 2021, the Company expensed $740,200 (June 30, 2020 - $559,846; June 30, 2019 - $nil) in share based compensation related to officers and directors of the Company.

Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2021:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2021, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2021, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Critical Accounting Policies

These consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

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

Translation of financial statements of subsidiaries

In translating the financial statements of the Company’s foreign subsidiaries from their functional currencies into the Company’s presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders’ equity (deficiency).

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

Basis of Consolidation

These consolidated financial statements include those of the Company and of the entities controlled by the Company (the “subsidiaries”). Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The following table lists the Company’s subsidiaries and their functional currencies.

Name of Subsidaries	Place of Incorporation	Proportion of Ownership	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars

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

Compound financial instruments

Compound financial instruments issued by the Company are comprised of convertible debentures that can be converted into common shares and promissory notes payable attached with warrants. The Compound financial instruments are segregated into their debt and equity components or derivative liability components at the date of issue, in accordance with the substance of the contractual agreements. The conversion feature of the convertible promissory notes is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument. One of criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash (“fixed for fixed”).

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

Financial liabilities

Under IFRS 9, financial liabilities are primarily classified at amortized cost with limited exceptions. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. The Company’s accounting policy for each category is as follows:

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

The following table summarizes the classification of the Company’s financial instruments:

IFRS 9
Classification
Financial assets
Cash and cash equivalents	Amortized cost
Promissory note receivable	Amortized cost
Other deposit	Amortized cost
Other investment	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Mortgage payable	Amortized cost
Debenture unit deposits	Amortized cost
Promissory notes payable	Amortized cost

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

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or “CGU”).

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

Evaluation of Disclosure Control and Procedures

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

Management continues to take an active approach to examining business opportunities in the cannabis industry that could enhance shareholder returns. The focus in the near term is to continue to grow its retail operations in Canada where the Company has established a strong presence in the Province of Ontario, Manitoba and Alberta. The Company will continue to grow in these provinces while expecting to open its first store in Kelowna, British Columbia in the near future. With presence in four key provinces, the Company is expecting to grow its retail operations both through development of new stores as well as looking for acquisition opportunities in strategic markets.

Alongside the retail operations in Canada, the Company is also focussing on growth its presence over the west coast of the USA. Along with its growing operations in Oregon and Washington, the Company is actively pursuing new opportunities in additional states to add to its portfolio consistent with its goal of having vertically integrated operations in key global cannabis markets.

Public Securities Filings

Additional information regarding the Company is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.gov.

CordovaCann Corp.

Consolidated Financial Statements

For the Years Ended June 30, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of CordovaCann Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CordovaCann Corp. and subsidiaries (the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2021 and 2020, and the result of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Intangible assets with indefinite useful lives - Starbuds trade name - Refer to Notes 12 to the financial statements

Critical Audit Matter Description

The Company’s evaluation of intangible assets with indefinite useful lives for impairment involves the comparison of the fair value of each indefinite lived intangible asset to its carrying value. The Company estimates the fair value using the income method, which is based on the present value of estimated future cash flows attributable to the respective assets. This requires management to make significant estimates and assumptions related to forecasts of future net sales and earnings. Changes in the assumptions could have a significant impact on either the fair value, the amount of any impairment charge, or both. The Company performed their annual impairment assessments of the intangible asset with indefinite useful life - the Starbuds trade name as of June 30, 2021. The estimated fair values exceeded their carrying values and therefore, no impairments were recorded. As of June 30, 2021, the Starbuds trade name was valued at $5,243,967.

We identified the Company’s impairment evaluations of the Starbuds trade name as a critical audit matter because of the significant judgments made by management to estimate its fair value. A high degree of auditor judgment and an increased extent of effort was required when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the forecasts of future net sales and earnings, as well as the selection of royalty rates and discount rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures focused on the forecasts of future net sales and earnings, and the determination of the royalty rates and discount rates used in the impairment test. The procedures included the following, among others:

•	We evaluated management’s ability to accurately forecast net sales and earnings by comparing actual results to management’s historical forecasts.

•	We evaluated the reasonableness of management’s forecast of net sales and earnings by comparing the forecasts to:

o	Historical net sales and earnings.

o	Underlying analysis detailing business strategies and growth plans including consideration of the effects related to the COVID-19 pandemic.

o	Internal communications to management and the Board of Directors.

o	Forecasted information included in Company press releases as well as in analyst and industry reports for the Company and certain of its peer companies.

•	We evaluated the net sales and earnings growth rates, royalty rates, and discount rates by:

o	Testing the source information underlying the determination of net sales and earnings growth rates, royalty rates, and discount rates and the mathematical accuracy of the calculations.

o	Developing a range of independent estimates for the discount rates and comparing those to the discount rates selected by management.

Comparative Information

The consolidated financial statements of the Company as at June 30, 2019 and for the year then ended were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on December 2, 2019.

We have served as the Company’s auditor since 2020.

Kreston GTA LLP

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

October 28, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CordovaCann Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in equity (deficiency) and cash flows for the year ended June 30, 2019, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial performance and consolidated cash flows for the year ended June 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the financial statements, which indicates that the Company incurred a comprehensive loss of $5,829,331 during the year ended June 30, 2019 and, has a total accumulated deficit of $19,570,801 at June 30, 2019. As stated in Note 1 to the financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Basis for Opinion

Management’s Responsibility for the Financial Statement

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

Marcum LLP n 6002 Rogerdale Road n Suite 300 n Houston, Texas 77072 n Phone 281.223.5500 n Fax 281.223.5501 n www.marcumllp.com

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Marcum LLP

We served as the Company’s auditor for 2018 and 2019.

Houston, Texas

December 2, 2019

CordovaCann Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at	June 30, 2021 $	June 30, 2020 $
ASSETS
Current
Cash and cash equivalents	1,058,494	647,739
Accounts receivable	7,924	-
Prepaid expenses and deposits	332,771	188,674
Inventory (Note 6)	504,521	118,682
Biological assets (Note 7)	26,611	-
Harmonized sales tax receivable	-	27,118
Other deposit - current portion (Note 26)	199,463	74,450
Total current assets	2,129,784	1,056,663
Other deposit (Note 26)	101,351	330,764
Right-of-use assets (Note 8)	3,169,655	2,539,670
Property and equipment, net (Note 9)	6,059,622	4,979,813
Intangible assets (Note 12)	5,243,967	5,243,967
Licenses (Note 13, 14, 16)	569,662	542,912
Total assets	17,274,041	14,693,789
LIABILITIES
Current
Accounts payable and accrued liabilities	3,326,171	2,800,206
Harmonized sales tax payable	98,916	-
Mortgage payable (Note 18)	1,566,067	766,531
Consideration payable (Note 13)	39,292	-
Convertible debentures (Note 22)	-	381,678
Income taxes payable (Note 30)	315,362	-
Contract liability (Note 20)	48,832	-
Lease liability (Note 17)	438,856	253,205
Promissory notes payable (Note 19)	1,017,772	1,314,427
Total current liabilities	6,851,268	5,516,047
Promissory notes payable (Note 19)	-	566,835
Deferred tax liability (Note 30)	36,540	4,939
Contract liability (Note 20)	178,071	-
Lease liability (Note 17)	2,889,789	2,329,279
Total liabilities	9,955,668	8,417,100
SHAREHO LDERS’ EQUITY
Share capital (Note 23)	26,145,146	19,697,180
Contingently issuable shares (Note 23)	-	2,040,000
Shares to be issued (Note 23)	923,590	510,000
Share subscriptions received in advance (Note 21)	647,296	-
Contributed surplus	7,844,814	6,709,782
Equity portion of convertible debentures	306,877	862,913
Accumulated deficit	(29,453,390)	(24,159,690)
Accumulated other comprehensive income	77,875	(41,599)
Total shareholders’ equity attributable to Cordova shareholders	6,492,208	5,618,586
Non-controlling interest	826,165	658,103
Total equity	7,318,373	6,276,689
Total liabilities and shareholders’ equity	17,274,041	14,693,789

Nature of operations and going concern (Note 1)

Commitments (Note 26)

Related party transactions (Note 27)

Subsequent events (Note 32)

Approved on behalf of the Board:

“Dale Rasmussen”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended June 30, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

	2021 $	2020 $	2019 $
Revenue	10,318,845	166,773	-
Cost of sales	(6,826,605)	(106,742)	(30,529)
Gross profit (loss)	3,492,240	60,031	(30,529)

Expenses
Consulting fees	1,302,191	1,295,829	2,448,560
Share based compensation (Note 24, 25)	941,854	1,043,661	1,413,919
Professional fees	362,479	488,902	371,079
Shareholders information services	358,516	135,181	379,058
Salaries and wages	1,030,580	23,039	-
Office and general	749,522	208,484	605,334
Advertising costs	-	2,825	88,917
Depreciation (Note 9)	383,476	5,768	-
Amortization of right-of-use assets (Note 8)	434,837	92,167	-
Amortization of licenses (Note 16)	141,249	-	-
Leases and utilities	344,576	67,800	-
Exclusivity fee (Note 26(a))	-	-	48,367
Impairment of promissory note receivable	-	-	85,114
Impairment of equipment	-	-	107,515
	6,049,280	3,368,656	5,547,863
Loss before other income	(2,557,040)	(3,308,625)	(5,578,392)
Interest expenses (Note 18, 19, 22)	606,830	564,897	39,215
Interest on lease liability (Note 17)	223,798	46,171	-
Accretion expense (Note 19, 22)	184,410	249,518	24,680
Loss on settlement of fees	-	-	12,700
Loss on settlement of other investment (Note 5)	-	184,440	-
Impairment of assets (Note 10)	664,543	16,316	-
Foreign exchange loss	307,673	56,225	57,121
Gain on settlement	-	(51,023)	-
Loss on disposal of assets	7,422	-	-
Other income	(66,805)	(65,920)	-
Loss on deposit (Note 11)	-	396,000	124,423

Loss before income taxes	(4,484,911)	(4,705,249)	(5,336,536)
Income taxes payable (Note 30)	(315,362)	-	-
Deferred tax recovery (Note 30)	13,759	54,349	-
Net loss	(4,786,514)	(4,650,900)	(5,836,536)

Loss per share - basic and diluted	(0.06)	(0.10)	(0.15)
Weighted average number of outstanding common shares -basic and diluted	81,683,228	45,424,367	40,149,242
Net loss	(4,786,514)	(4,650,900)	(5,836,536)
Foreign exchange translation adjustment	119,474	(49,488)	7,205
Total comprehensive loss	(4,667,040)	(4,700,338)	(5,829,331)
Net loss attributable to:
CordovaCann Corp.	(5,154,605)	(4,588,889)	(5,836,536)
Non-controlling interest	368,091	(62,011)	-

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.

Consolidated Statements of Changes in Equity For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

					Equity Portion of			Share		Accumulated
					Convertible	Contingently	Shares	subscriptions		Other	Non-
		Common	Share	Contributed	issuable	issuable	to be	received in	Accumulated	Comprehensive	controlling	Shareholders’
		Shares	Capital	Surplus	Debentures	issuable	issued	advance	Deficit	Income	interests	Equity
	Note	#	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018		40,036,228	14,480,241	3,808,611	-	-	-	-	(13,734,265)	684	-	4,555,271
Issuance of warrants	25	-	-	1,413,919	-	-	-	-	-	-	-	1,413,919
Equity portion of convertible debentures	22	-	-	29,063	62,498	-	-	-	-	-	-	91,561
Warrant portion of promissory note payable	19	-	-	18,650	-	-	-	-	-	-	-	18,650
Common shares issued for exercise of warrants	23	750,000	156,587	(44,087)	-	-	-	-	-	-	-	112,500
Foreign currency translation gain		-	-	-	-	-	-	-	-	7,205	-	7,205
Net loss for the year		-	-	-	-	-	-	-	(5,836,536)	-	-	(5,836,536)
Balance, June 30, 2019		40,786,228	14,636,828	5,226,156	62,498	-	-	-	(19,570,801)	7,889	-	362,570
Issuance of warrants	25	-	-	631,336	-	-	-	-				631,336
Issuance of options	24	-	-	869,299	-	-	-	-	-	-	-	869,299
Forfeiture of warrants	25	-	-	(451,976)	-	-	-	-	-	-	-	(451,976)
Equity portion of convertible debentures	22	-	-	33,816	74,989	-	-	-	-	-	-	108,805
Conversion of convertible debenture	22	271,164	290,304	-	(19,140)	-	-	-	-	-	-	271,164
Warrant portion of promissory note payable	19	-	-	8,995	-	-	-	-	-	-	-	8,995
Conversion of convertible debenture	22	-	-	-	(36,434)	-	-	-	-	-	-	(36,434)
Equity portion of convertible debentures	22	-	-	415,010	748,990	-	-	-	-	-	-	1,164,000
Interest on equity portion of convertible debentures	22	-	-	-	32,010	-	-	-	-	-	-	32,010
Issuance of shares for asset acquisition	12	12,500,000	2,125,000	-	-	-	-	-	-	-	-	2,125,000
Contingent consideration for asset acquisition	12	-	-	3,570,000	-	-	3,570,000	-	-	-	-	-
Shares issued as part of contingent consideration	12	6,000,000	1,020,000	-	-	(1,020,000)	-	-	-	-	-	-
Shares issued as part of settlement	23	181,250	72,500	72,500	-	-	-	-	-	-	-	-
Shares to be issued as part of contingent consideration	23	-	-	-	-	(510,000)	510,000	-	-	-	-	-
Common shares issued for private placement	23	6,210,190	1,552,548	1,552,548	-	-	-	-	-	-	-	-
Acquisition of 2734158 Ontario Inc.	13	-	-	720,114	-	-	-	-	-	-	-	720,114
Deduction of deferred tax liabilities		-	-	(22,854)	-	-	-	-	-	-	-	(22,854)
Foreign currency translation gain		-	-	-	-	-	-	-	-	(49,488)	-	(49,488)
Net loss for the year		-	-	-	-	-	-	-	(4,588,889)	-	(62,011)	(4,650,900)
Balance, June 30, 2020		65,948,832	19,697,180	6,709,782	862,913	2,040,000	510,000	-	(24,159,690)	(41,599)	658,103	6,276,689

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp. Consolidated Statements of Changes in Equity For the years ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

		Number of			Equity Portion of	Contingently	Shares	Share subscriptions		Accumulated Other	Non-
		Common	Share	Contributed	Convertible	issuable	to be	received in	Accumulated	Comprehensive	controlling	Shareholders’
		Shares	Capital	Surplus	Debentures	shares	issued	advance	Deficit	Income	interests	Equity
	Note	#	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2020	23	65,948,832	19,697,180	6,709,782	862,913	2,040,000	510,000	-	(24,159,690)	(41,599)	658,103	6,276,689
Shares issued as part of contingent consideration	23	15,000,000	2,550,000	-	-	(2,040,000)	(510,000)	-	-	-	-	-
Common shares issued for private placement	25	9,202,242	2,944,716	-	-	-	-	-	-	-	-	2,944,716
Issuance of warrants	22	-	-	941,854	-	-	-	-	-	-	-	941,854
Issuance of convertible debentures	22	-	-	181,548	208,452	-	-	-	-	-	-	390,000
Conversion of convertible debentures	22	-	-	-	(923,590)	-	923,590	-	-	-	-	-
Interest on convertible debentures	13	-	-	-	159,102	-	-	-	-	-	-	159,102
Acquisition of 2734158 Ontario Inc. additional NCI	14	-	-	-	-	-	-	-	(139,095)	-	(166,172)	(305,267)
Acquisition of 10062771 Manitoba Ltd.	15	-	-	-	-	-	-	-	-	-	144,118	144,118
Acquisition of Extraction Technologies, LLC	13	3,000,000	953,250	-	-	-	-	-	-	-	-	953,250
Dividend paid to NCI	19	-	-	-	-	-	-	-	-	-	(177,975)	(177,975)
Warrant portion of promissory note	21	-	-	11,630	-	-	-	-	-	-	-	11,630
Share subscriptions received in advance		-	-	-	-	-	-	647,296	-	-	-	647,296
Foreign currency translation gain		-	-	-	-	-	-	-	-	119,474	-	119,474
Net loss for the year		-	-	-	-	-	-	-	(5,154,605)	-	368,091	(4,786,514)
Balance, June 30, 2021		93,151,074	26,145,146	7,844,814	306,877	-	923,590	647,296	(29,453,390)	77,875	826,165	7,318,373

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

	2021 $	2020 $	2019 $
Operating activities
Net loss for the year	(4,786,514)	(4,650,900)	(5,836,536)
Adjusted for non-cash items:
Shares issued on consulting agreement	-	27,550	-
Income taxes payable	315,362	-	-
Share based compensation	941,854	1,048,661	1,413,919
Impairment of promissory note receivable	-	-	85,114
Impairment of equipment	-	-	107,515
Amortization of right-of-use assets	434,837	92,167	-
Amortization of licenses	141,249	-	-
Depreciation	383,476	5,768	30,529
Loss on deposit	-	396,000	-
Loss on settlement of other investment	-	184,440	-
Impairment of assets	664,543	16,316	-
Interest expense	606,830	531,545	39,215
Interest on lease liability	223,798	46,171	-
Deferred tax recovery	(13,759)	(54,349)	-
Loss on disposal	7,422	-	-
Gain on settlement	-	(51,023)	-
Accretion expense	184,410	249,518	24,680
Promissory note extension	11,630	-	-
Convertible debentures issued for settlement of fees	-	-	250,000
Change in fair value of biological assets	(166,458)	-	-
Foreign exchange loss	307,673	-	-
Share issued on settlement of fees	-	140,680	-
Changes in non-cash working capital items:
Prepaid expenses and deposits	(183,031)	(188,674)	(102,235)
Accounts receivable	(5,750)	-	-
Inventory	(242,426)	(118,682)	-
Harmonized sales tax receivable	126,035	(27,118)	-
Contract liability	226,903	-	-
Accounts payable and accrued liabilities	600,761	1,405,022	1,051,065
Cash used in operating activities	(221,155)	(946,908)	(2,936,734)
Investing activities
Additions to property and equipment	(740,995)	(145,587)	(2,500,373)
Proceeds from disposal of property and equipment	38,538	-	-
Repayment of deposit received	96,587	-	-
Acquistion of Manitoba	2,059	-	-
Acquistion of Extraction Tech	(2,266)	-	-
Investment in related party	-	-	(500,000)
Promissory note receivable	-	-	(69,312)
Acquistion of non-controlling interest shares	(265,975)	-	-
Cash used in investing activities	(872,052)	(145,587)	(3,069,685)
Financing activities
Issuance of mortgage payable	-	34,929	654,350
Issuance of convertible debentures	-	457,111	350,000
Repayment of convertible debentures	(30,000)	-	-
Repayment of promissory notes	(490,493)	-	-
Repayment of mortgages payable	(151,639)	-
Proceeds from debenture unit deposits	-	-	594,889
Payment of lease liabilities	(501,365)	(91,034)	-
Proceeds from share subscriptions received in advance	647,296	-	-
Proceeds from promissory note payable	-	(180,043)	1,108,627
Proceeds from the exercise of warrants	-	-	112,500
Payment of dividends to non-controlling interest shareholders	(177,975)	-	-
Proceeds from issuance of common shares	2,275,534	1,411,680	-
Proceeds from financing activities	1,571,358	1,632,643	2,820,366
Effect of exchange rate changes on cash	(67,396)	35,742	7,205
Net increase (decrease) in cash and cash equivalents	410,755	575,890	(3,178,848)
Cash and cash equivalents, beginning of year	647,739	71,849	3,250,697
Cash and cash equivalents, end of year	1,058,494	647,739	71,849

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (the “Company” or “CordovaCann” or “Cordova”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing, production and retail vertical markets of the cannabis industry. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company’s ability to continue as a going concern as the Company incurred a comprehensive loss of $4,667,040 (June 30, 2020 – $4,700,388) during the year ended June 30, 2021 and has a total accumulated deficit of $29,453,390 (June 30, 2020 – $24,159,690) as at June 30, 2021. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and it raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

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

These consolidated financial statements were authorized for issue by the Board of Directors on October 28, 2021.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2.	BASIS OF PREPARATION (continued)

(b)	Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except biological assets which were measured at fair value. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

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

Translation of financial statements of subsidiaries

In translating the financial statements of the Company’s foreign subsidiaries from their functional currencies into the Company’s presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders’ equity (deficiency).

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2.	BASIS OF PREPARATION (continued)

(e)	Basis of Consolidation

These consolidated financial statements include those of the Company and of the entities controlled by the Company (the “subsidiaries”). Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The following table lists the Company’s subsidiaries and their functional currencies:

Name of Subsidaries	Place of Incorporation	Proportion of Ownership	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars

3.	SIGNIFICANT ACCOUNTING POLICIES

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash consists of bank balances and cash held in trust. Cash equivalents consist of short-term deposits with original maturities of three months or less. As at June 30, 2021 and June 30, 2020, there were no cash equivalents.

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

Compound financial instruments

Compound financial instruments issued by the Company are comprised of convertible debentures that can be converted into common shares and promissory notes payable attached with warrants. The Compound financial instruments are segregated into their debt and equity components or derivative liability components at the date of issue, in accordance with the substance of the contractual agreements. The conversion feature of the convertible promissory notes is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument. One of criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash (“fixed for fixed”).

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

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

Financial liabilities

Under IFRS 9, financial liabilities are primarily classified at amortized cost with limited exceptions. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. The Company’s accounting policy for each category is as follows:

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

The following table summarizes the classification of the Company’s financial instruments:

Financial assets
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Other deposit	Amortized cost

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Mortgage payable	Amortized cost
Consideration payable	Amortized cost
Contract liability	Amortized cost
Promissory notes payable	Amortized cost
Lease liabilities	Amortized cost

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or “CGU”).

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue

Revenue from the sale of cannabis goods is recognized when the significant risks and rewards of ownership have been transferred, generally at the date of transfer of ownership title. Revenue from the sale of goods is measured at the fair value of the consideration received.

Service revenues, including long-term marketing contracts, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for the marketing contract is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation.

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

Depreciation is charged to the income statement based on the cost, less estimated residual value, of the asset on a straight-line basis over the estimated useful life. Depreciation commences when the assets are available for use. The estimated useful lives are as follows:

	Method:	Rate:
Equipment	Straight-line	5 years
Furnitures and fixtures	Straight-line	5 years
Leasehold improvements	Straight-line	Over the lease term
Computer equipment	Straight-line	2 years
Building	Straight-line	25 years

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

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

Goodwill is initially measured at cost and is calculated as the excess of the purchase price for an acquired business over the fair value of acquired net identifiable assets and liabilities and is allocated to the cash- generating units (“CGU”) to which it relates. Goodwill is not amortized but is evaluated for impairment against the carrying amount of the CGU annually or more often if events or circumstances indicate that there may be an impairment. The carrying amount of a CGU includes the carrying amount of assets, liabilities and goodwill allocated to the CGU. If the recoverable amount is less than the carrying value, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to the CGU and then to the other non- financial assets of the CGU proportionately based on the carrying amount of each asset. Any impairment loss is charged to income in the period in which the impairment is identified. Goodwill is stated at cost less accumulated impairment losses. Subsequent reversals of goodwill impairment are prohibited.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

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

Asset type	Amortization method	Amortization term
Licenses Starbuds trade name	Straight-line N/A	3 - 5 years Indefinite

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

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

The Lease term determined by the Company comprises:

•	The non-cancellable period of lease contracts, including a rent-free period if applicable;
•	Periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option;
•	Periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

For leases entered into after July 1, 2019, the commencement date of the lease begins on the date on which the lessor makes the underlying asset available for use to the Company. Lease payments included in the measurement of the lease obligation are comprised of the following:

•	Fixed lease payments, including in-substance fixed payments;
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•	Amounts expected to be payable under a residual value guarantee;
•	The exercise price of purchase options that the Company is reasonably certain to exercise;
•	Lease payments in an option renewal period if the Company is reasonably certain to exercise the extension option;
•	Penalties for early termination of the lease unless the Company is reasonably certain not to terminate early; and;
•	Less any lease incentives receivable;

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

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

Interest on the lease obligations is calculated using the effective interest method and increases the lease obligation while rent payments reduce the obligation. The lease obligation is remeasured whenever a lease contract is modified, and the lease modification is not accounted for as a separate lease, or there is a change in the assessment of the exercise of an extension option. The lease obligation is remeasured by discounting the revised lease payments using a revised discount rate resulting in a corresponding adjustment to the right- of-use asset or is recorded in gain or loss if the carrying amount of the right-of-use asset has been reduced to zero or the modification results in a reduction in the scope of the lease.

As at July 1, 2019, the right-of-use asset have been initially calculated at an amount equal to the initial value of the lease obligation. There is no impact on retained earnings. For leases entered into, on or after July 1, 2019, the right-of-use asset will be initially calculated at an amount equal to the initial value of the lease liability, adjusted for the following items:

•	Any lease payments made at or before the commencement date, less any lease incentives received;
•	Any initial direct costs incurred by the Company;
•	An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Standards adopted on July 1, 2020

Biological assets

The Company’s biological assets consists of cannabis plants. The Company measures the biological assets in accordance with IAS 41 – Agriculture at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Fair value is determined based on future cash flows of the in-process biological assets less costs to complete. Costs to sell include post-harvest production, shipping, and fulfilment costs. at fair value less costs to sell up to the point of harvest. The effect of unrealized gains or losses arising from the changes in fair value less costs to sell during the year are included in the consolidated results of operations in the appropriate year.

New standards not yet adopted and interpretations issued but not yet effective

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards not yet adopted and interpretations issued but not yet effective (continued)

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

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

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

Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of these consolidated financial statements.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Valuation of biological assets and inventory

Management is required to make a number of estimates in calculating the fair value of biological assets and harvested hemp inventory. These estimates include a number of assumptions including estimations of the stage of growth of the hemp, pre-harvest and post-harvest costs, sales price and expected yields. Inventories of harvested finished goods and packaging materials are valued at the lower of cost or net realizable value. Management determines net realizable value, which is the estimated selling price less the estimated costs to completion, and the estimated selling costs. The Company estimates the net realizable value of inventories by using the most reliable evidence available at each reporting date. The future realization of these inventories may be different from estimated realization. A change to these assumptions could impact the Company’s inventory valuation and gross profit from sales of inventories.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with goods and services received by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 24 and Note 25.

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

Determination of purchase price allocations and contingent consideration

Judgements are made in determining the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired as part of an acquisition. Further, estimates are made in determining the value of contingent consideration payments that should be recorded as part of the consideration on the date of acquisition and changes in contingent consideration payable in subsequent reporting periods, if any. Contingent consideration payments are generally based on acquired businesses achieving certain performance targets. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows and discount rates. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through profit or loss.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

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

Leases

Management applies judgment in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease. Leases that are recognized are subject to further management judgment and estimation in various areas specific to the arrangement, including lease term and discount rate. In determining the lease term to be recognized, Management considers all facts and circumstances that create an economic incentive to exercise an extension operation, or not to exercise a termination option. Where the rate implicit in a lease is not readily determinable, the discount rate of lease obligations are estimated using a discount rate similar to the Company’s specific incremental borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase an asset of a similar value, with similar payment terms and security in a similar economic environment.

5.	OTHER INVESTMENT

On September 18, 2018, the Company subscribed for 500,000 convertible preferred shares of NWN Inc. (“NWN”) at a price of $1.00 per preferred share (each, a “Preferred Share”) for a total consideration of $500,000. Each Preferred Share is convertible into one common share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations. The Company had pledged the Preferred Shares of NWN as security for Promissory Note B as disclosed in Note 19. Due to the default provisions of Promissory Note B, the pledged Preferred Shares for NWN were called on October 26, 2020 as described on Note 19, and resulted in loss on the settlement of debt in the amount of $184,540 during the year ended June 30, 2020. As at June 30, 2021, the value of the NWN investment amounted to $nil (June 30, 2020 - $nil)

6.	INVENTORY

The Company’s inventory includes purchased products. The Company’s purchased inventory during the year ended June 30, 2021 amounted to $7,119,894 (June 30, 2020 - $225,424). Included in inventory, is the transfer of biological assets upon harvest amounted to $259,008 (Note 7). The Company’s inventory as at June 30, 2021 amounted to $504,521 (June 30, 2020 - $118,682).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

7.	BIOLOGICAL ASSETS

The biological assets of the Company consist of cannabis plants. The Company’s cannabis operations are located in Clackamas County, Oregon. The composition of the biological assets for the year ended June 30, 2021 is as follows:

Assumptions:

Biological assets are valued in accordance with IAS 41 – Agriculture (“IAS 41”) and are presented at their fair values less costs to sell at the point of harvest. The estimates and assumptions used are subject to volatility in uncontrollable market conditions, may significantly impact the fair value of biological assets. Biological assets represent a level 3 asset in the fair value hierarchy. For in process biological assets, the fair value at the point of harvest is adjusted based on the stage of growth.

When determining the fair value of biological assets, the Company makes estimates and uses assumptions as follows:

•	Expected costs required to grow the cannabis up to the point of harvest;

•	Estimated selling price per lb;

•	Expected yield from cannabis plants; and

•	Estimated stage of growth - As at June 30, 2021, on average, the biological assets were estimated as 78% complete as to the next expected harvest date.

The following table quantifies each significant unobservable input and provides the impact of a 5% increase or decrease that each input would have on the fair value of biological assets:

	Range of inputs	Sensitivity	Impact on fair value as at June 30, 2021 ($)

Estimated selling price per lb	$ 1,300 - $1,400	Increase 5%	1,342
		Decrease 5%	(1,320)
Estimated yield per cannabis plant	70 - 84 grams	Increase 5%	1,342
		Decrease 5%	(1,320)

The estimations made by the Company, are subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

8.	RIGHT-OF-USE ASSETS

The Company recognized the right-of-use asset for it leased properties as follows:

$
Balance, June 30, 2019	–
Additions during the year	2,631,837
Depreciation for the year	(92,167)
Balance, June 30, 2020	2,539,670
Additions during the year	963,489
Acquisition of a subsidiary	101,333
Depreciation for the year	(434,837)
Balance, June 30, 2021	3,169,655

Leased properties are amortized over the terms of their respective leases.

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	Land $	Building $	Construction in progress $	Leasehold improvements $	Machinery and equipment $	Computer equipment $	Furnitures and fixtures $	Total $
Cost
As at June 30, 2019	523,480	1,361,048	1,760,861	-	-	-	-	3,645,389
Additions	-	-	-	1,130,183	-	44,645	30,984	1,205,812
Translation adjustment	21,640	56,264	72,792	-	-	-	-	150,696
Impairment charge	-	-	-	(16,316)	-	-	-	(16,316)
As at June 30, 2020	545,120	1,417,312	1,833,653	1,113,867	-	44,645	30,984	4,985,581
Additions	-	-	-	356,337	5,657	84,394	294,607	740,995
Disposals	-	-	-	(11,384)	-	(13,444)	(22,229)	(47,057)
Acqusition of subsidiaries	417,183	1,036,378	-	3,889	323,823	-	12,251	1,793,524
Translation adjustment	(60,124)	(143,323)	-	(155,296)	(11,023)	-	-	(369,766)
Transfer	-	-	(1,833,653)	1,833,653	-	-	-	-
Impairment charge	(95,429)	(248,115)	-	(320,999)	-	-	-	(664,543)
As at June 30, 2021	806,750	2,062,253	-	2,820,066	318,457	115,595	315,613	6,438,734
Accumulated depreciation As at June 30, 2019	-	-	-	-	-	-	-	-
Depreciation	-	-	-	(2,027)	-	(2,708)	(1,033)	(5,768)
As at June 30, 2020	-	-	-	(2,027)	-	(2,708)	(1,033)	(5,768)
Depreciation	-	(46,365)	-	(256,534)	(22,379)	(29,711)	(28,487)	(383,476)
Disposals	-	-	-	-	-	-	1,097	1,097
Translation adjustment	-	1,551	-	6,735	749	-	-	9,035
As at June 30, 2021	-	(44,814)	-	(251,826)	(21,630)	(32,419)	(28,423)	(379,112)
Net book value ($)
At June 30, 2019	523,480	1,361,048	1,760,861	-	-	-	-	3,645,389
At June 30, 2020	545,120	1,417,312	1,833,653	1,111,840	-	41,937	29,951	4,979,813
At June 30, 2021	806,750	2,017,439	-	2,568,240	296,827	83,176	287,190	6,059,622

During the year ended June 30, 2021, the Company incurred a depreciation expense in the amount of $383,476 (June 30, 2020 - $5,768; June 30, 2019 - $30,529 included in cost of sales).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

9.	PROPERTY AND EQUIPMENT, NET (continued)

Oregon - Land, building and construction in progress

On April 4, 2018, the Company entered into an agreement to acquire a 27.5% interest of Cordova OR Operations, LLC (“OR Operations”) for the acquisition of land and buildings. Under the terms of this agreement, the Company acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000). On June 19, 2019, the Company purchased the remaining 72.5% interest in OR Operations for $1,361,048 (US$1,040,000) (Note 11). The Company spent $1,760,861 in relation to construction in progress during the year ended June 30, 2019. Amortization expenses of $232,407 was recorded during the year ended June 30, 2021 (June 30, 2020 - $nil).

On August 4, 2021, OR Operations sold all of its land, building, and construction-in-progress (the “Oregon Property”) for $2,726,680 (US $2,200,000) and entered into an agreement to lease the Oregon Property from the buyer (the “Lease”). The Lease will allow the Company to operate on the Oregon Property for ten years, and provides options for two subsequent ten year renewal periods. Proceeds from the sale were used to retire debts related to the Oregon Property and to finance the planned expansion in Oregon. A total of $743,640 (US $600,000) of the purchase price has been placed in escrow by the buyer to allow the completion of the buildout. The Lease was signed on July 20, 2021 and commenced on August 1, 2021. There is no rent payable during the first three months of the Lease and subsequent payments amount to $27,267 (US $22,000) per month for the reminder of the first year, with annual payment escalators thereafter.

The selling price of $2,726,680 for the Oregon Property was lower than its carrying value, which indicated the impairment of these assets and resulted of impairment loss in the amount of $664,543. As at June 30, 2021, the value of Oregon Property amounted to $2,585,412 (June 30, 2020 - $3,796,085).

Leasehold improvements

Leasehold improvements include those acquired as part of the asset acquisition of Star Buds International Inc., as disclosed in Note 12 in the amount of $1,060,224. Management assessed the indicators of impairment and determined that the leasehold improvements were impaired and resulted of impairment of assets in the amount of $16,316 during the year ended June 30, 2020.

10.	ACQUISITION OF CORDOVA OR OPERATIONS, LLC

On April 4, 2018, the Company entered into an agreement to acquire a 27.5% interest of Cordova OR Operations, LLC (“OR Operations”) for the acquisition of land and buildings. Under the terms of the agreement, the Company acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000). On June 19, 2019, the Company purchased the remaining 72.5% interest in OR Operations for $1,361,048 (US$1,040,000). The acquisition of OR Operations did not meet the minimum requirements of a business and therefore the Company has accounted for the transaction as an asset acquisition.

On August 4, 2021, OR Operations sold all of its land, building, and construction-in-progress (the “Oregon Property”) for $2,726,680 (Note 9).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

11.	LOSS ON DEPOSIT

On June 19, 2019, the Company entered into an asset purchase agreement to acquire certain assets and licenses. The Company made non-refundable payments of $124,428 (US $94,000), with the balance of $325,631 (US $246,000) to be paid within 45 days. The Company did not make the subsequent payment of $325,631 and recorded a loss on deposit in the amount of $124,428 for the year ended June 30, 2019.

12.	ASSET ACQUISITION OF STAR BUDS INTERNATIONAL INC.

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

(iv)

issued a three-year promissory note for $527,967 with interest at 6% per annum payable upon maturity (the “Closing Promissory Note”). The fair value of the promissory notes was determined to be $381,093 (Note 19 (e));

(v)

agreed to issue two additional three-year promissory notes in amounts $222,500 and $196,832 upon obtaining assignment of two specific leases to the Company. Such additional notes to have same terms as the Closing Promissory Note. The fair values of the promissory notes were determined to be $160,603 and $142,075 (Note 19 (e)).

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12.	ASSET ACQUISITION OF STAR BUDS INTERNATIONAL INC. (continued)

On July 27, 2020, the Company issued 6,000,000 common shares in relation to the opening of two additional retail stores under the Star Buds brand name. The Company had opened the retail store in Barrie as at June 30, 2020 and accordingly, the value of 6,000,000 common shares amounting to $1,020,000 was transferred from shares to be issued ($510,000) and contingently issuable shares ($510,000) to share capital.

On January 6, 2021, the Company issued the final 9,000,000 common shares in relation to the opening of three additional retail stores under the Star Buds brand name. Accordingly, the value of 9,000,000 common shares amounting to $1,530,000 was transferred from contingently issuable shares to shares to be issued.

Consideration paid	$
33,500,000 common shares at $0.17 per share	5,695,000
Initial promissory note (iv)	381,093
Additional promissory notes (v)	302,678
6,378,771
Liabilities assumed	55,000
Amount allocated to:	6,433,771
Leasehold improvements	1,060,224
Rental deposits	129,580
Star Buds trade name	5,243,967
6,433,771

No amortization or impairment was recorded in relation to the intangible asset – Starbuds trade name during the year ended June 30, 2021 (June 30, 2020 - $nil).

13.	ACQUISITION OF 2734158 ONTARIO INC.

On May 15, 2020, the Company entered into a subscription agreement to acquire 50.1% ownership interest in 2734158 Ontario Inc. (“273 Ontario”) by subscribing to 501,000 common shares of 273 Ontario for a total consideration of $723,000 (the “Acquisition”). Pursuant to the subscription agreement, the subscription price (the “Subscription Price”) was paid as follows:

•	payment of $200,000 on May 15, 2020 and issuance of 138,589 common shares;
•	payment of $200,000 on June 15, 2020 and issuance of 138,589 common shares;
•	payment of $200,000 on July 15, 2020 and issuance of 138,589 common shares; and
•	payment of $123,000 on August 15, 2020 and issuance of 85,233 common shares.

The following table summarises the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

13.	ACQUISITION OF 2734158 ONTARIO INC. (continued)

Cash	48,850
Other assets	59,040
Computer equipment	16,337
Furniture and fixture	27,222
Leasehold improvement	46,081
Liabilities assumed	(20,328)
Total identifiable net assets acquired	177,202

On August 15, 2020, the total Subscription Price of $723,000 was fully paid to 2734158 Ontario Inc.

The non-controlling interest is calculated as follow.

Consideration	723,000
Ownership acquired	50.1%
Fair value of assets acquired	1,443,114
Consideration	(723,000)
Non-controlling interest	720,114

Licenses allocated from the acquisition has been recognized as follows.

Consideration transferred	723,000
Consideration received by 273 Ontario	(723,000)
Non-controlling interest	720,114
Fair value of identifiable net asets	(177,202)
Fair value of licences	542,912

On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 Ontario not previously owned by Cordova (the “Additional Shares”). The total purchase price for the Additional Shares amounted to $305,267, of which $72,539 was paid on closing, and the remaining amounts will be paid as follows:

•	payment of $157,167 paid on the earlier of retail license approval of Cordova by the Alcohol and Gaming Commission of Ontario or January 15, 2021 (the “License Payment”);
•	payment of $36,269 on the date three months after the License Payment; and
•	payment of $39,292 on the date nine months after the License Payment

As Cordova previously controlled 273 Ontario with 50.1% ownership interest, this transaction resulted in a change to Cordova’s ownership stake and was accounted for as an equity transaction.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

13.	ACQUISITION OF 2734158 ONTARIO INC. (continued)

The $139,095 difference between the carrying value $166,172 for the non-controlling interests and the $305,267 consideration paid was recognized directly in deficit.

During the year ended June 30, 2021, the Company paid $72,539 on closing and the License Payment for total payments in the amount of $265,975. The total amount outstanding for the payment of the Additional Shares as at June 30, 2021 was $39,292.

During the years ended June 30, 2021, 273 Ontario paid dividends in the amount of $450,000. Of the $450,000 dividends paid, $177,975 were paid to the non-controlling interest shareholders of 273 Ontario.

14.	ACQUISITION OF 10062771 MANITOBA LTD.

On December 1, 2020, the Company acquired 51% of the issued and outstanding shares of 10062771 Manitoba Ltd. (“Manitoba Ltd”), a Manitoba-based cannabis retail venture (the “Transaction”). Manitoba Ltd is considered to be a related party by virtue of a common officer and director. Per the terms of the Transaction, the Company acquired 51% of the issued and outstanding shares of Manitoba Ltd on a fully-diluted basis (the “Purchased Shares”). The consideration for the Purchases Shares was one hundred fifty thousand dollars ($150,000) payable in cash on closing of the Transaction ( the “Consideration”). In addition, Cordova has agreed to loan up to one hundred fifty thousand dollars ($150,000) to Manitoba Ltd to enable the opening of the second store in Manitoba Ltd. On June 21, 2021, the Company entered into a promissory note agreement with Manitoba Ltd for the loan of $150,000 with the initial tranche of $100,000 having been provided.

The following table summarises the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

$
Cash	29,795
Prepaid expenses	4,595
Inventory	72,265
Furnitures and fixtures	12,251
Leasehold improvements	3,889
Right-of-use asset	101,333
Lease liability	(101,333)
Liabilities assumed	(101,317)
Total identifiable net assets acquired	21,478

On December 1, 2020, the total Subscription Price of $150,000 was fully paid to Manitoba Ltd.

The fair value of non-controlling interest at the acquisition date was calculated as follows:

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

14.	ACQUISITION OF 10062771 MANITOBA LTD. (continued)

The Company recognized the intangible assets – licenses at the acquisition date and calculated their fair value as follows:

Cash consideration	150,000
Consideration received by Manitoba Ltd.	(150,000)
Non-controlling interest	144,118
Deferred taxliability	45,359
Fair value of identifiable assets	(21,478)
Fair value of licenses	167,999

15.	ACQUISITION OF EXTRACTION TECHNOLOGIES, LLC

On February 26, 2021, the Company, through its wholly-owned subsidiary, Cordova WA Holdings, LLC, completed the acquisition of Extraction Technologies, LLC (“Extraction Tech”), an arm’s length Washington- based company (the “Washington Acquisition”). The Washington Acquisition includes the purchase of a 10,900 sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers. The Consideration for the Washington Acquisition is three million (3,000,000) common shares of the Company issued on closing and five hundred thousand (500,000) common shares for every US $125,000 in EBITDA generated by Extraction Tech during the 12-month period beginning on the 3-month anniversary post-closing and ending on the 15-month anniversary of the closing date (the “Earnout Payment”). The maximum Earnout Payment that can be earned by Extraction Tech is four million (4,000,000) common shares.

The Earnout Payment is considered a contingent consideration. As at February 26, 2021 and June 30, 2021, management has assessed that the Earnout Payment is considered highly improbable and accordingly has not recognized the Earnout Payment.

In accordance with the Company’s accounting polices and IFRS 3, the measurement period for the Transaction shall not exceed one year from acquisition date. Accordingly, the accounting for the Transaction date has only been provisionally determined as at June 30, 2021. The following table summarizes the fair value of consideration paid on acquisition date and the allocation of the Consideration to the assets and liabilities acquired. The Company has yet to determine and value any intangible assets that may have been acquired as part of the Transaction and the probably of the Earnout Payment being made. Once this has been determined, the value of the provisional goodwill may change. These changes may be material.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15.	ACQUISITION OF EXTRACTION TECHNOLOGIES, LLC (continued)

Consideration paid	$
3,000,000 Common shares	953,250
Earnout share consideration	-
Total consideration:	953,250
Purchase Price Allocation
Accounts receivable	2,258
Inventory	5,178
Bank overdraft	(2,266)
Capital assets	1,777,385
Mortgage payable	(829,305)
953,250

16.	LICENSE

Cost
As at June 30, 2019	-
Acquistion of a subsidiary (Note 13)	542,912
As at June 30, 2020	542,912
Acquistion of a subsidiary (Note 14)	167,999
As at June 30, 2021	710,911
Accumulated amortization
As at July 1, 2019	-
Amortiziation	-
As at June 30, 2020	-
Amortization	(141,249)
As at June 30, 2021	(141,249)
Net book value ($)
At June 30, 2019	-
At June 30, 2020	542,912
At June 30, 2021	569,662

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

17.	LEASE LIABILITY

The following table represents the lease obligations for the Company as at June 30, 2021:

Balance, June 30, 2019	-
Additions	2,631,837
Interest expense	46,171
Lease payments	(95,524)
Balance, June 30, 2020	2,582,484
Additions	922,395
Acquisition of a subisidiary	101,333
Interest expense	223,798
Lease payments	(501,365)
Balance, June 30, 2021	3,328,645

Allocated as:
	As at June 30, 2021 $	As at June 30, 2020 $

Current	438,856	253,205
Long-term	2,889,789	2,329,279
Total	3,328,645	2,582,484

The following table presents the contractual undiscounted cash flows for lease obligations as at June 30, 2021:

$
Less than one year	712,733
One to five years	2,703,948
More than five years	736,094
Total undiscounted lease obligation	4,152,775

When measuring the lease obligation, the Company discounted the lease payments using the implicit interest rate in the lease terms. The Company has a lease with a term less than 12 months and recorded $32,479 (2020 - $12,330) of rent expense attributed to short-term leases during the year ended June 30, 2021.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

18.	MORTGAGE PAYABLE

Oregon Mortgage

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

The mortgage payable outstanding as at June 30, 2021 was $755,789 (June 30, 2020 – $766,531). Total interest expense in relation to the mortgage payable for the year ended June 30, 2021 amounted to $146,672 (June 30, 2020 – $88,667). On August 4, 2021, the Oregon Mortgage was fully paid off upon the closing of selling Oregon Property (Note 9).

Washington Mortgage

On February 26, 2021, the Company completed the Washington Acquisition (Note 15) and assumed a mortgage payable in the amount of $829,305 (US $653,768). The Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2021 (the “Washington Mortgage”). The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

As at June 30, 2021, the amount outstanding under the Washington Mortgage amounted to $810,277. Total interest expense in relation to the Washington Mortgage amounted to $43,675 during the year ended June 30, 2021.

19.	PROMISSORY NOTES PAYABLE

Promissory Note A – February 1, 2019

On February 1, 2019, the Company issued an unsecured promissory note (the “Promissory Note A”) in the principal amount of $196,425 (US $150,000). The Promissory Note A matured on May 1, 2019 and bears interest at a rate of 10% per annum, accrued monthly and due at maturity. As at the date of these consolidated financial statements, the Promissory Note A is in default and remains outstanding. In connection with the Promissory Note A, the Company also issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

19.	PROMISSORY NOTES PAYABLE (continued)

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

As at June 30, 2021, $44,732 was outstanding under Promissory Note A (June 30, 2020 – $164,342). Interest expense of $7,149 (June 30, 2020 - $19,227; June 30, 2019 - $8,340) was recorded for the year ended June 30, 2021.

Promissory Note B – June 12, 2019

On June 12, 2019, the Company issued a secured promissory note (the “Promissory Note B”) in the principal amount of $261,740 (US $200,000). The Promissory Note B matured on June 30, 2020 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note B was secured by the convertible preferred shares investment in NWN (Note 5). Due to the default provisions of Promissory Note B, the pledged Preferred Shares for NWN were called and resulted the loss on the settlement of debt in the amount of $184,540 during the year ended June 30, 2020. As at June 30, 2021, the value of the Promissory Note B amounted to $nil (2020 – $nil). Interest expense in the amount of $nil, was recorded for the year ended June 30, 2021 (2020 - $40,280; 2019 - $1,950, respectively).

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

19.	PROMISSORY NOTES PAYABLE (continued)

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

On December 15, 2020, the Company extended the maturity date of the Promissory Note C to December 15, 2021 (the “Second Extension”) in exchange for a one-time fee in the amount $54,113 (US $42,200), the issuance of “Warrants – #A” for the purchase of 200,000 common shares of the Company exercisable until December 31, 2022 at a price of $0.32 per share, and the issuance of “Warrants - #B” for the purchase of 200,000 common shares of the Company exercisable until December 31, 2022 at a price of $0.50 per share.

On the date of the Second Extension, the fair value of the liability was determined to be $655,272 (US

$515,070). The residual value of $15,823 (US $12,437) was allocated to warrants. The carrying value of Promissory Note C, as a result of the Extension, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at June 30, 2021, the value of the Promissory Note C amounted to $477,672 (June 30, 2020 - $817,935). Accretion expense of $11,536 (June 30, 2020 - $22,671; June 30, 2019 - $847) and interest expense of $179,720 (June 30, 2020 - $131,893; June 30, 2019 - $3,020) was recorded for the year ended June 30, 2021.

Promissory Note D – October 28, 2019

On October 28, 2019, the Company issued a promissory note (the “Promissory Note D”) in the principal amount of $391,680 (US $300,000). The Promissory Note D matured on June 30, 2020 and bears interest at a rate of 5% per annum, accrued monthly and due at maturity. Subsequent to the issuance, the Promissory Note D was extended until October 31, 2020 for a one-time fee of US $40,000. Interest on the Promissory Note D subsequent to the maturity date bears interest at 15% per annum. The Promissory Note D is secured by a personal guarantee of vendors.

On May 25, 2020, the Company issued 453,720 common shares of the Company at a price of $0.25 per share for $113,317 (US $78,150) of Promissory Note D. On August 17, 2020, the Company issued 125,507 common shares of the Company at a price of $0.32 per share for $40,162 (US $29,750) of Promissory Note. On February 19, 2021, the Company issued 1,085,062 common shares of the Company at a price of $0.32 per share for $347,220 (US $257,200) of Promissory Note D. As at June 30, 2021, the $391,680 (US $300,000) of Promissory Note D with accrued interest payable were fully settled by common shares.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

19.	PROMISSORY NOTES PAYABLE (continued)

Accretion expense of $24,334 (June 30, 2020 - $37,026) and interest expense of $78,827 (June 30, 2020 – $55,139; June 30, 2019 - $nil) were recorded for the year ended June 30, 2021.

Promissory Note E – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note E-1”) in the principal amount of $527,967 (Note 12 (iv)). The Promissory Note E-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note E-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On May 8, 2020, the Company repaid $90,803 of the principal in cash and issued 181,250 of its common shares to settle $72,500 of the principal outstanding. On June 30, 2020 the Company repaid $20,000 of the principal.

On August 13, 2020 and August 17, 2020, the Company repaid a total of $15,000 of the principal in cash and issued 585,936 of its common shares to settle $187,500 of the principal. On March 5, 2021 and April 1, 2021, the Company repaid a total of $14,000 of the principal in cash.

As at June 30, 2021, the value of the Promissory Note E-1 amounted to $124,008 (June 30, 2020 - $259,889). Interest and accretion expense of $9,847 and $60,003, respectively (June 30, 2020 - $6,454 and $6,851, respectively) was recorded for the year ended June 30, 2021.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note E-2”) in the principal amount of $225,000 (Note 12(v)). The Promissory Note E-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note E-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at June 30, 2021, the value of the Promissory Note E-2 amounted to $194,821 (June 30, 2020 - $162,868). Interest and accretion expense of $13,350 and $18,603, respectively (June 30, 2020 - $805 and $1,461, respectively) was recorded for the year ended June 30, 2021.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note E-3”) in the principal amount of $196,832 (Note 12(v)). The Promissory Note E-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note E-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at June 30, 2021, the value of the Promissory Note E-3 amounted to $172,347 (June 30, 2020 - $144,079). Interest and accretion expense of $11,810 and $16,457, respectively (June 30, 2020 - $772 and $1,292, respectively) was recorded for the year ended June 30, 2021.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20.	CONTRACT LIABILITY

The Company’s contract liability is deferred revenue which relates to revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) which amounted to $226,903 (June 30, 2020 - $nil). Details of the Company’s contract liability is noted as follows:

	June 30, 2021	June 30, 2020
Opening balance	$-	$-
Additions	244,133	-
Revenue recognized from contract liability	(17,230)	-
Ending balance	$226,903	$-
Current portion	$48,832	$-
Long-term portion	178,071	-

21.	SHARE SUBSCRIPTIONS RECEIVED IN ADVANCE

During the year ended June 30, 2021, the Company received a total of $647,296 in deposits related to a non- brokered private placement financing. On August 19, 2021, the Company closed the non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt (Note 32).

22.	CONVERTIBLE DEBENTURES

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

22.	CONVERTIBLE DEBENTURES (continued)

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

During the year ended June 30, 2021, the principal amount of $25,000 and accrued interest of $5,000 for a total of $30,000 was repaid on maturity. The remaining Debenture Units of Series A-1 were converted into the Convertible Debentures Series A-4 offering. The principal amount of $325,000, the accrued interest of $65,000, for total transfer of $390,000 were transferred to Convertible Debentures Series A-3.

As at June 30, 2021, the value of the Debentures of Series A-1 amounted to $nil (June 30, 2020 – $381,678). Accretion expense of $17,440 (June 30, 2020 - $57,806; June 30, 2019 - $15,118) and interest expense of $24,382 (June 30, 2020 - $48,275; June 30, 2019 - $22,903) were recorded for the year ended June 30, 2021.

b) Convertible Debentures Series A-2 – August 14, 2019

On August 14, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-2”) of the Company for gross proceeds of $713,000.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

22.	CONVERTIBLE DEBENTURES (continued)

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

On April 22, 2020, the Debenture Units of Series A-2 were converted into the Convertible Debentures Series A-3 offering. The principal amount of $713,000, the accrued interest of 49,614 and a small loss of $1,614, for total transfer of $761,000 were transferred to Convertible Debentures Series A-3. The total amount of interest and accretion amounted to $49,614 and $33,454, respectively. The Company recorded deferred tax recovery of $28,833 for the year ended June 30, 2020.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

22.	CONVERTIBLE DEBENTURES (continued)

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

On April 24, 2021, the Company elected to automatically convert the Debentures of Series A-3. Accordingly, these have been classified as shares to be issued. The Company expects to issue these shares by November 2021.

During the year ended June 30, 2021, interest of $142,490 was recorded in the equity portion of the convertible debt (June 30, 2020 - $32,010).

d) Convertible Debentures Series A-4 – March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-4”) of the Company for gross proceeds of $390,000.

Each Debenture Unit of Series A-4 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-4”) and 1,000 common share purchase warrants (the “Warrants of Series A-4”) of the Company. The Debentures of Series A-4 mature on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-3 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-4 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-4 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-4 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

Prior to closing of the Offering, the Company exercised its rights of early repayment in respect of certain of the Convertible Debentures of Series A-1 of the Company issued on March 13, 2019 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-1 directed the Company to retain the funds representing such repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-4. The Company issued an aggregate of 390 Debenture Units to the subscribers of the Debentures of Series A-1.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

22.	CONVERTIBLE DEBENTURES (continued)

The Debenture Units of Series A-4 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and $181,548, respectively. The interest expense related to the Debenture Units of Series A-4 are added to the equity portion of convertible debt as accrued.

During the year ended June 30, 2021, interest of $16,512 was recorded in the equity portion of the convertible debt (June 30, 2020 - $nil).

23.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares. During the year ended June 30, 2021, the Company had the following common share transactions:

•	On February 26, 2021, the Company issued 3,000,000 common shares of the Company for the acquisition of Extraction Technologies, LLC (Note 15);
•	On February 19, 2021, the Company issued 6,177,721 common shares of the Company at a price of $0.32 per share for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt;
•	On January 6, 2021, the Company issued 9,000,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds for the opening of three cannabis retail stores under the Starbuds trade name;
•	On August 17, 2020, the Company issued 3,024,521 common shares of the Company at a price of $0.32 per share for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt; and
•	On July 27, 2020, the Company issued 6,000,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Starbuds for the opening of two cannabis retail stores under the Starbuds trade name.

During the year ended June 30, 2020, the Company had the following common share transactions:

•	On May 25, 2020, the Company issued 6,210,190 common shares of the Company at a price of $0.25 per share for gross proceeds of $1,552,548; of which $1,411,680 was received in cash and $140,868 was issued in settlement of outstanding fees and debt;
•	On May 8, 2020, the Company issued 6,000,000 common shares of the Company at a price of $0.17 per share in relation to the contingent consideration issued for the asset acquisition of Star Buds;
•	On May 8, 2020, the Company issued 181,250 common shares of the Company at a price of $0.40 per share for the settlement of a portion of Promissory Note E;
•	On April 8, 2020, the Company issued 12,500,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds; and

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

23.	SHARE CAPITAL

•	On January 16, 2020, the Company issued 271,164 common shares of the Company at a price of $1.00 per share as a result of a partial conversion of the Debentures of Series A-1, as disclosed in Note 22.

During the year ended June 30, 2019, the Company had the following common share transactions:

•	On May 4, 2019, and in connection with warrants previously issued to a consultant, warrants were exercised for the purchase of 750,000 common shares of the Company at an exercise price of $0.15 per share for total gross proceeds of $112,500. As a result of this exercise, contributed surplus in the amount of $44,087 was transferred into share capital.

Shares to be issued

As at June 30, 2020, 3,000,000 common shares of the Company at a price of $0.17 per share were to be issued in relation to the contingent consideration issued for the asset acquisition of Star Buds, amounting to $510,000. On July 27, 2020, these shares were issued.

As at June 30, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were classified as shares to be issued.

As at June 30, 2021, the value of shares to be issued amounted to $923,590 (June 30, 2020 - $510,000).

Contingently issuable shares

As at June 30, 2021, there were 4,000,000 contingently issuable shares of the Company (June 30, 2020 – 12,000,000) (Note 15).

24.	OPTIONS

On November 22, 2018, the Company’s shareholders approved and the Company adopted a rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

Outstanding options as at June 30, 2021 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)

Executive Officers	300,000	$0.25	1.65
Directors	3,550,000	$0.28	1.79
Consultants	1,450,000	$0.39	1.81
	5,300,000

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

24.	OPTIONS (continued)

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value

Feb. 25, 2020(iii)	Feb. 24, 2023	800,000	800,000	$0.25	$103,838

Apr. 7, 2020(iv)	Apr. 6, 2023	3,000,000	3,000,000	$0.25	$369,426

May 16, 2020(v)	May 5, 2023	1,500,000	1,500,000	$0.45	$396,036

The fair value of these issued stock options were determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

Stock price	$0.19-0.405
Risk-free interest rate	0.33-1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	112-124%
Dividend yield	nil

During the year ended June 30, 2021, 1,750,000 options expired unexercised.
During the year ended June 30, 2021, the Company expensed $nil (June 30, 2020 - $869,299, June 30, 2019 – $nil) of the fair value of the options.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

25.	WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2019	8,375,000	$0.93	1.05
Issued	8,424,500	0.33	2.23
Forfeited	(750,000)	2.00	0.00
Expired	(5,800,000)	0.62	0.00
June 30, 2020	10,249,500	0.53	2.00
Issued	6,790,000	0.35	1.97
Expired	(1,450,000)	1.29	0.00
June 30, 2021	15,589,500	$0.38	1.30

During the year ended June 30, 2021:

•	the Company issued 6,790,000 common share purchase warrants in to employees and directors, for the amendment of promissory notes payable, and a convertible debenture financing;
•	1,450,000 common share purchase warrants expired, unexercised; and
•	No common share warrants were forfeited or cancelled.

The fair value of these issued warrants of was determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

Stock price	$0.19-0.35
Risk-free interest rate	0.26-0.32%
Expected life	1-3 years
Estimated volatility in the market price of the common shares	87-89%
Dividend yield	nil

During the year ended June 30, 2020:

•	the Company issued 8,424,500 common share purchase warrants in consideration for convertible debenture financings, certain service providers and promissory notes;
•	5,800,000 common share purchase warrants expired, unexercised;
•	750,000 common share purchase warrants were forfeited; and
•	No common share warrants were cancelled.

Stock price	$0.19-0.30
Risk-free interest rate	0.42-1.37%
Expected life	2-3years
Estimated volatility in the market price of the common shares	117-124%
Dividend yield	nil

During the year ended June 30, 2021, the Company expensed $941,854 (June 30, 2020 – $179,362; June 30, 2019 – $1,413,919) in the fair value of warrants as a result of the issuances which have been recorded as share based compensation.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

26.	COMMITMENTS

(a) Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company an exclusivity option on a transaction to acquire a majority stake in real estate and intellectual property owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to US $100,000 for such exclusivity until termination by either party. In October 2019, the Company terminated the MOU. During the year ended June 30, 2021, the Company paid and expensed a total of $nil (June 30, 2020 - $nil; June 30, 2019 - $48,367).

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

(c) Deposit in Joint Forces

On November 7, 2019, the Company advanced CDN $408,840 (US $300,000) to a non-arm’s length party in exchange for Promissory Note D (the “Joint Forces Deposit”).

On October 12, 2020, the Company entered into a settlement agreement (the “Settlement”), settling the outstanding Joint Forces Deposit for a payment term over 2 years for a total of US $338,000. The proceeds of the Settlement will be received by the beneficiaries of Promissory Note D. As a result, a gain on Settlement was recorded in the amount of $51,023 (US $38,000) during the year ended June 30, 2020.

Accordingly, the Joint Forces Deposit was determined to be a financial instrument and recorded at amortized cost. The initial carrying amount of the financial asset was determined by discounting the stream of future payments of interest and principal at a market interest rate of 8% which is estimated to be the lending rate available to the Company for similar instruments. The balance as at June 30, 2021 was $300,814 (June 30, 2020 - $405,214). The current portion of the Joint Forces Deposit as at June 30, 2021 amounted to $101,351. Interest income in relation to the Joint Forces Deposit amounted to $28,939 during the year ended June 30, 2021 (2020 – $nil).

(d) Loss on Deposit

During the year ended June 30, 2019, the Company made certain non-refundable deposits towards a transaction in California (the “California Transaction”). During the year ended June 30, 2020, the Company termination the California Transaction and recorded a loss on a deposit in the amount of $396,000.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

26.	COMMITMENTS (continued)

(e) Lease agreement

On July 20, 2021, the Company entered into a lease agreement with the buyer of Oregon Property. The lease commenced on August 1, 2021 with the initial term of ten years and two subsequent ten-year renewal periods. There is no rent payable during the first three months of the Lease and subsequent payments amount to subsequent payments amount to $27,267 (US $22,000) per month for the reminder of the first year, with annual payment escalators thereafter.

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

27.	RELATED PARTY TRANSACTIONS

Related party transactions for the year ended June 30, 2021, 2020 and 2019 and the balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

a)

During the year ended June 30, 2021, the Company expensed $842,500 (June 30, 2020 - $662,284; June 30, 2019 - $1,116,103), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at June 30, 2021, the Company had fees payable to officers and directors of the Company of $1,494,228 (June 30, 2020 - $1,278,106); and

b)	During the year ended June 30, 2021, the Company expensed $740,200 (June 30, 2020 - $559,846; June 30, 2019 - $nil) in share based compensation related to officers and directors of the Company.

28.	FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3: inputs for the asset or liability that are not based upon observable market data.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

28.	FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, promissory note and accounts payable and accrued liabilities approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2021:

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

As at June 30, 2021, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

28.	FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2021, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

29.	CAPITAL MANAGEMENT

The Company includes equity comprised of issued share capital, contributed surplus, deficit in the definition of capital and accumulated other comprehensive loss. As at June 30, 2021, the Company’s shareholders’ equity was $6,492,208 (June 30, 2020 – shareholders’ equity of $5,618,586). The Company’s objectives when managing capital are as follows:

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

30.	INCOME TAXES

Canadian

Income Taxes The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2021	June 30, 2020	June 30, 2019
Loss from Canadian operations	$(3,533,381)	$(4,254,121)	$(5,057,042)
Combined Canadian statutory income tax rates	26.50%	26.50%	26.50%
Income tax recovery at statutory income tax rates Increase in taxes resulting from:	$(936,346)	$(1,127,342)	$(1,340,116)
Stock-based compensation expense	249,951	277,895	374,689
Other	151,821	122,137	11,671
Unrecognized benefit of non-capital losses	836,177	672,781	953,756
Provision for income taxes, net of (recovery)	$301,603	$(54,349)	$-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30,	June 30,	June 30,
	2021	2020	2019
Amounts related to tax loss carry forwards	13,857,000	11,898,000	8,467,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Deferred Tax Liabilities	June 30, 2021	June 30, 2020
Convertible debt	$-	$4,939
Licenses	$36,540	$-

Non-capital Losses

As at June 30, 2021, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $13,720,000 which may be applied against future Canadian taxable income and expire as detailed below. No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

30.	INCOME TAXES (continued)

The net operating losses for these years will not be available to reduce future taxable income until the returns are filed.

2027	536,000
2028	868,000
2029	1,047,000
2030	627,000
2031	251,000
2032	161,000
2033	52,000
2034	115,000
2035	177,000
2036	74,000
2037	88,000
2038	1,399,000
2039	3,602,000
2040	2,901,000
2041	1,959,000
$13,857,000

United States

Income Taxes The major factors that cause variations from the Company’s combined United States federal and state level income tax rates were the following:

	June 30, 2021 $	June 30, 2020 $	June 30, 2019 $
Loss from US operations	(951,531)	(420,578)	(772,238)
Combined federal and state level taxes	27.79%	29.71%	26.64%
Expected income tax payable	(264,430)	(124,941)	(205,724)
Temporary difference, Equipment	200,620	-	34,826
Other	(42,348)	-	-
Unrecognized benefit of non-capital losses	106,158	124,941	170,898
Provision for income taxes	-	-	-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following United States deductible temporary differences:

	June 30,	June 30,	June 30,
	2021	2020	2019
Amounts related to tax loss carry forwards	1,581,000	1,199,000	778,000

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

30.	INCOME TAXES (continued)

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Non-capital Losses

As at June 30, 2021, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $1,581,000 which may be applied against future United States taxable income and expire as detailed below.

No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

2038	$144,000
2039	634,000
2040	421,000
2041	382,000
$1,581,000

31.	COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net and comprehensive loss.

32.	SUBSEQUENT EVENTS

On August 4, 2021, the Company sold all of its land, building and equipment (the “Oregon Property”) for US $2,200,000 and entered into an agreement to lease the Oregon Property from the buyer (the “Sale Leaseback”). The Sale Leaseback will allow the Company to operate the Oregon Property for ten years, and provides options for two subsequent ten-year renewal periods. Proceeds from the sale were used to retire debts related to the Oregon Property and finance the planned Oregon expansion. A total of US $600,000 of the purchase price has been placed in escrow by the buyer to allow the Company to complete its buildout of the facility. The Sale Leaseback was signed on July 20, 2021 and commenced on August 1, 2021.

On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt.

