Form 20-F
period 2022-06-30
CordovaCann Corp.
filed 2022-12-15
CIK 1168981

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value - 109,502,853 as at June 30, 2022

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated Filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP Standards	☐	International Financial Reporting as issued by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (this “Annual Report”) includes “forward-looking statements.” All statements, other than statements of historical facts, included in this Annual Report that address activities, events or developments, which we expect or anticipate, will or may occur in the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.

The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements address, among others, such issues as:

- Future earnings and cash flow;

- Expansion and growth of our business and operations; and

- Our prospective operational and financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in “Item 3 - Key Information - Risk Factors” and the following:

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

Unless the context indicates otherwise, the terms “CordovaCann Corp.”, “the “Company”, “CordovaCann”, “we”, “us”, “our” and “Registrant” are used interchangeably in this Annual Report and mean CordovaCann Corp. and its subsidiaries.

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

CordovaCann Corp. (formerly, LiveReel Media Corporation) is a Canadian corporation governed under the Canada Business Corporations Act of Canada. Approximately 67% of its common shares is held by approximately 404 non-United States citizens and residents as of the day of its most recently completed fiscal year and our business is administered principally outside the United States. As a result, we believe that we qualify as a “foreign private issuer” for continuing to report regarding the registration of our common shares using this Annual Report on Form 20-F format.

Currency

The financial information presented in this Annual Report is expressed in Canadian Dollars (“CDN” or “$”) and the financial data in this Annual Report is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts set forth in this report are in Canadian Dollars, except where otherwise indicated.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes audited consolidated financial statements of the Company for the years ended June 30, 2022, 2021 and 2020. These audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following is selected financial data for the Company for each of the last three fiscal years ended 2020 through 2022 on a consolidated basis. The data is extracted from the audited consolidated financial statements of the Company for each of the said years.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (CDN)

Operating data - Fiscal year ended June 30

For the Years Ending June 30,	2022		2021		2020
	$		$		$
Revenue		13,526,084		10,318,845		166,773
Net loss for year		(4,023,466)		(4,786,514)		(4,650,900)
Net loss per share - basic and diluted		(0.04)		(0.06)		(0.10)

Working capital (deficit)		(2,485,158)		(4,721,484)		(4,464,323)
Total assets		16,750,965		17,274,041		14,693,789
Total liabilities		10,164,578		9,955,668		8,417,100
Capital stock		30,475,107		26,145,146		19,697,180
Contingently issuable shares		-		-		2,040,000
Shares to be issued		-		923,590		510,000
Share subscriptions received in advance		-		647,296		-
Contributed surplus		8,036,990		7,844,814		6,709,782
Equity portion of convertible debentures		689,645		306,877		862,913
Accumulated deficit		(33,410,321)		(29,453,390)		(24,159,690)
Accumulated other comprehensive income		70,073		77,875		(41,599)
Non-controlling interest		724,893		826,165		658,103
Shareholders’ equity (deficiency)		6,586,387		7,318,373		6,276,789

The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On November 30, 2022, being the last day of November 2022, the exchange rate, based on the daily buying rates, for the conversion of Canadian Dollars into United States Dollars (the “Daily Rate of Exchange”) was $0.7403.

The following table sets out the high and low exchange rates for each of the last six months.

2022	November	October	September	August	July	June

High for period	$0.7526	$0.7382	$0.7704	$0.7841	$0.7798	$0.7974
Low for period	$0.7273	$0.7217	$0.7285	$0.7627	$0.7612	$0.7672

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Daily Rate of Exchange on the last day of each month during the period.

	Year Ended June 30,
	2022	2021	2020	2019	2018
Average for the year	$0.7901	$0.7807	$0.7453	$0.7556	$0.7875

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

In addition to his revocation of the Cole Memorandum, Attorney General Sessions also issued a one-page memorandum known as the “Sessions Memorandum.” The Sessions Memorandum confirmed the rescission of the Cole Memorandum and explained the rationale for such rescission. According to the Sessions Memorandum, the Cole Memorandum was “unnecessary” due to existing general enforcement guidance set forth in the U.S. Attorney’s Manual (the “USAM”). The USAM enforcement priorities, similar to the Cole Memorandum priorities, consider the “seriousness” of the alleged crimes, the “deterrent effect of criminal prosecution” and “the cumulative impact of particular crimes on the community”. Accordingly, U.S. Attorneys presently possess the same prosecutorial discretion they held while the Cole Memorandum was in place.

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

CordovaCann’s investments have been focused in four states that have legalized the medical and/or recreational use of cannabis, being Oregon, Colorado, California and Washington. Over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis. However, the U.S. federal government has not enacted similar legislation. As such, the cultivation, manufacture, distribution, sale and use of cannabis remains illegal under U.S. federal law.

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

The Company, which is and will continue to be a Canadian corporation generally would be classified as a non-United States corporation (and, therefore, as a non-United States tax resident) under general rules of United States federal income taxation. Section 7874 of the United States Tax Code, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for United States federal income tax purposes. The rules described in this paragraph are relatively new, their application is complex and there is little guidance regarding their application. Under section 7874 of the United States Tax Code, a corporation created or organized outside the United States (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for United States federal income tax purposes (such treatment is referred to as an “Inversion”) if each of the following three conditions are met (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the United States acquired corporation, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non-United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities (clauses (i) - (iii), collectively, the “Inversion Conditions”). For this purpose, “expanded affiliated group” means a group of corporations where (i) the non-United States corporation owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (ii) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an “expanded affiliated group” includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

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

Limited operating history.

Since March 1997, when it was created by amalgamation, the Company has had no earnings from operations. The Company has operated at a loss to date and may continue to sustain operating losses for the foreseeable future. There is no assurance that the Company will ever be profitable. Therefore, it is difficult for investors to evaluate the Company’s operations and prospects which may increase the risks associated with an investment in the Company.

Although the Company expects to generate additional revenues from its investments, some of the investments will start generating revenues in future periods and, accordingly, the Company is therefore expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

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

Previous operations.

The Company changed its focus from the identification and evaluation of assets for purchase in the media, technology and consumer industries, to a provider of services and investment capital to companies in the cannabis sector. The Company also changed its name on January 3, 2018 from “LiveReel Media Corporation” to “CordovaCann Corp.”. While the Company has now divested all of its assets relating to its previous business, there is no guarantee that liabilities relating to the previous business will not negatively impact the Company’s current or future operations or financial performance. Management is not aware of any liabilities relating to its previous business operations.

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

Summary of Investment in 2734158 Ontario Inc.

On May 19, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova invested seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and invested (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gave the Company ownership of 50.1% of 273 after all payments were made. The Transaction is subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 6 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores are operated by 273 under the Star Buds brand name, and Cordova is leveraging its assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 not previously owned by Cordova (the “Additional Shares”) bringing its accumulated ownership of 273 to 60.45%. The total purchase price for the Additional Shares amounted to $305,267, of which $265,975 was paid during the year end June 30, 2021 and the remainder $39,292 was paid during the three months ending September 30, 2021.

Summary of Oregon Transaction

On August 4, 2021, the Company, through its wholly-owned subsidiary, Cordova OR Operations, LLC (“OR Operations”) sold all of its land, building and equipment (the “Oregon Property”) for US $2,200,000 and entered into an agreement to lease the Oregon Property from the buyer (the “Sale Leaseback”). The Sale Leaseback will allow the Company to operate the Oregon Property for ten years, and provides options for two subsequent ten-year renewal periods. Proceeds from the sale were used to retire debts related to the Oregon Property and finance the planned Oregon expansion. A total of US $600,000 of the purchase price has been placed in escrow by the buyer to allow the Company to complete its buildout of the facility. The Sale Leaseback commenced on August 1, 2021.

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

Summary of AuBio Transaction

On June 27, 2022 (the “Closing Date”), the Company, through its wholly-owned subsidiary, CordovaCann Holdings, Inc., acquired the rights to purchase assets (the “Assets”) of AuBio Labs, LLC (“AuBio”). AuBio is an arm’s length California-based company that holds licenses, equipment and a leased facility to provide cannabis extraction services and manufactured products for sale to licensed cannabis retailers in the State (the “Transaction”). The Assets will enable Cordova to produce a variety of cannabis products on both a white label and branded basis for the largest cannabis market in the world. AuBio, headquartered in Costa Mesa, California will launch a lineup of cannabis derivative products under the AuMor brand and will also produce extracts and end products for other licensed cannabis operators via tolling agreements and white label manufacturing contracts. The business is expanding its customer base and product offerings and will continue to be led by its founder. The Assets include equipment for extraction and manufacturing, intellectual property related to various AuBio brands already in the market or that are expected to be launched, contracts regarding the distribution of branded products, and the option to secure the currently leased premises in Costa Mesa. The consideration for the Transaction is US $700,000, of which $100,000 was provided as a loan to AuBio on the Closing Date. Cordova will loan an incremental US $100,000 on the monthly anniversary of the Closing Date for each of the next five months, and then provide a final loan amount of $200,000 on November 26, 2022. Upon providing the final loan tranche, the Company has the option to convert the loan to equity for full ownership of the Assets.

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

CordovaCann has entered into strategic relationships and investments with cannabis operators in Canada and the United States. The Company will provide a variety of resources and services to these respective operators including, but not limited to: capital commitments, strategic positioning, brand development, best operating practices, access to intellectual property, administrative assistance, and general business consulting. Over the next twelve months, CordovaCann is focused on growing its retail operations through its assets acquired as part of the Star Buds acquisition and the acquisition of 273, expanding the throughput of its Oregon and Washington operations, as well as building its California operation. Moving forward, the Company will also seek partnerships with cannabis operators in key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms with a view to allowing these clients and prospective clients to gain access to our channels to market and to also generate additional revenue for the Company. The platform that the Company is building will seek to ensure that the end products are consistent across all jurisdictions by maintaining strict and professional standard operating procedures covering everything from marketing, sales, packaging, and branding through to the ultimate end user experience.

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

(C) ORGANIZATIONAL STRUCTURE

The following table presents the corporate subsidiaries and the respective percentage ownership of the Company (the “Subsidiaries”) as at June 30, 2022:

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

_______________

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

(D) PROPERTY PLANT AND EQUIPMENT

The Company’s leased property relates to rental leases entered into during the year ended June 30, 2022 related to the acquisition of 273 Ontario, the Star Buds Transaction, the acquisition of Manitoba Ltd., and the sale-lease back transaction of the Company’s Oregon property, as disclosed above.

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

Results of operations

For the Years Ending June 30,	2022		2021		2020
	$		$		$
Revenue		13,526,084		10,318,845		166,773
Cost of sales		9,798,408		6,826,605		106,742
Expenses		6,900,396		6,049,280		3,368,656
Other expense (income)		811,109		1,927,871		1,396,624
Net loss for year		4,023,466		4,786,514		4,650,900
Net loss per share		(0.04)		(0.06)		(0.10)

Revenue

For the year ended June 30, 2022, the Company’s revenue amounted to $13,526,084 (June 30, 2021 - $10,318,845; June 30, 2020 - $166,773) The significant increase in revenue relates to the expansion in retail operations of the Company during the past twelve months in the provinces of Ontario, Manitoba and Alberta. Further, investments in Washington and Oregon operations have also contributed to the revenue during the year ended June 30, 2022.

Cost of Sales and Gross Margin

For the year ended June 30, 2022, the Company incurred $9,798,408 (June 30, 2021 - $6,826,605; June 30, 2020 - $106,742) of cost of sales. The gross margin amounted to $3,727,676 (June 30, 2021 - $3,492,240; June 30, 2020 - $60,031) from its retail operations. The increase in cost of sales directly relates to the increase in revenue.

Expenses

The Company incurred the following operating expenses over the years ended June 30, 2022, 2021 and 2020:

For the Years Ending June 30,	2022		2021		2020
	$		$		$
Consulting fees		1,289,457		1,302,191		1,295,829
Share based compensation		1,920		941,854		1,048,661
Professional fees		268,055		362,479		488,902
Shareholders information services		249,099		358,516		135,181
Salaries and wages		2,183,630		1,030,580		23,039
Office and general		1,145,361		749,522		211,309
Depreciation		345,188		383,476		5,768
Amortization of right-of-use assets		782,108		434,837		92,167
Amortization of licenses		164,582		141,249		-
Lease and utilities		470,996		344,576		67,800
		6,900,396		6,049,280		3,368,656

The overall analysis of the key operating expenses above is as follows:

Consulting fees

Consulting fees for the year ended June 30, 2022 amounted to $1,289,457 (June 30, 2021 - $1,302,191; June 30, 2020 - $1,295,829). Consulting fees related to fees accrued for the officers of the Company and other consultants that support the Company and the reduction in such fees over the comparable periods is due to cost saving measures undertaken by the Company.

Share based compensation

Share based compensation for the year ended June 30, 2022 amounted to $1,920 (June 30, 2021 - $941,854; June 30, 2020 - $1,048,661). The share-based compensation expense for the year ended June 30, 2022 and 2021 was in relation to the graded vesting of warrants that were issued previously.

Professional fees

Professional fees for the year ended June 30, 2022 amounted to $268,055 (June 30, 2021 - $362,479; June 30, 2020 - $488,902). Professional fees for the year ended June 30, 2022 and 2021 were comprised of legal and audit fees and the higher amounts in 2021 reflect the increased acquisition activity during that period. The additional legal fees incurred during the year ended June 30, 2021 related to costs associated with financings, and transactions costs associated with the acquisition of the additional non-controlling interest in 2734158 Ontario Inc. and 10062771 Manitoba Ltd., as mentioned above.

Shareholder information services

Shareholders information services for the year ended June 30, 2022 amounted to $249,099 (June 30, 2021 - $358,516; June 30, 2020 - $135,181). Shareholder information services for the year ended June 30, 2022, and 2021 were comprised of director fees, transfer agent fees, other filing fees and investor relation services. The decrease during the year ended June 30, 2022 are as a result of cost savings measures the Company undertook over fiscal 2022, including reducing expenses related to investor relations services.

Salaries and wages

Salaries and wages for the year ended June 30, 2022 amounted to $2,183,630 (June 30, 2021 - $1,030,580; June 30, 2020 - $23,039). The salaries and wages expenses are related to the employees hired for the Company’s retail cannabis operations and the increase in the expense is due to additional retail locations operating for the entire year ended June 30, 2022 in contrast to the comparative period.

Office and general

Office and general for the year ended June 30, 2022 amounted to $1,145,361 (June 30, 2021 - $749,522; June 30, 2020 - $211,309). Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants. The increase in office and general costs during the year ended June 30, 2022 was primarily a result of increased activity related to the retail cannabis stores and associated administrative expenses for those locations.

Depreciation

Depreciation for the year ended June 30, 2022 amounted to $345,188 (June 30, 2021 - $383,476; June 30, 2020 - $5,768). Depreciation relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores. The increase in depreciation is as a result of an investment in Company’s tangible assets related to its retail platform.

Amortization of right-of-use assets

Amortization of right-of-use assets for the year ended June 30, 2022 amounted to $782,108 (June 30, 2021 - $434,837; June 30, 2020 - $92,167). Amortization relates to the Company’s retail leases entered into as part of the Star Buds acquisition, the Ontario leases, the Manitoba leases, and the Oregon lease as a result of the sales-lease back transaction during the year ended June 30, 2022. The increase in amortization during the comparative period is a result of the additional retail leases entered into or existing for the entire fiscal 2022 in comparison to earlier periods..

Amortization of licenses

Amortization of licenses for the year ended June 30, 2022 amounted to $164,582 (June 30, 2021 - $141,249; June 30, 2020 - $nil). Amortization of licenses relates to the retail cannabis license acquired as part of the acquisition of 2734158 Ontario Inc. during the year ended June 30, 2020 and the retail cannabis license acquired as part of the acquisition of 10062771 Manitoba Ltd. during the year ended June 30, 2021.

Leases and utilities

Leases and utilities for the year ended June 30, 2022 amounted to $470,996 (June 30, 2021 - $344,576; June 30, 2020 - $67,800). Lease and utilities expenses relate to the leases entered into through the Company’s retail platforms as well as the sale-leaseback transaction for its Oregon Property.

Other Expense (Income)

The Company incurred the following other expense (income) over the years ended June 30, 2022, 2021 and 2020:

For the Years Ending June 30,	2022	2021	2020
	$	$	$
Interest expense	308,877	606,830	564,897
Interest on lease liability	531,768	223,798	46,171
Accretion expense	61,319	184,410	249,518
Loss on settlement of other investment	-	-	184,440
Impairment of assets	211,774	664,543	16,316
Gain on extinguishment of lease	(29,635)	-	-
Foreign exchange loss (gain)	(186,372)	307,673	56,225
Loss (gain) on settlement	99,635	-	(51,023)
Other income	(186,257)	(66,805)	(65,920)
Loss on disposal of assets	-	7,422	-
Loss on deposit	-	-	396,000
	811,109	1,927,871	1,396,624

The overall analysis of the key other expense (income) above is as follows:

Interest expense

Interest expenses for the year ended June 30, 2022 amounted to $308,877 (June 30, 2021 - $606,830; June 30, 2020 - $564,897). The interest expense during the year ended June 30, 2022 and 2021 was primarily in relation to convertible debentures, promissory notes and mortgages issued. The reduction in interest during the year ended June 30, 2022 is primary due to the repayment of the mortgage related to the Oregon Property and general reduction of promissory notes and convertible debentures through repayments and settlements over the past twelve months.

Interest on lease liability

Interest on lease liability for the year ended June 30, 2022 amounted to $531,768 (June 30, 2021 - $223,798; June 30, 2020 - $46,171). Interest on lease liability relates to the Company’s retail leases entered into as part of the Star Buds acquisition, the Ontario leases, the Manitoba leases, and the Oregon lease as a result of the sales-lease back transaction during the year ended June 30, 2022. The increase in interest on lease liability during the comparative period is a result of the additional retail leases entered into or existing for the entire fiscal 2022 in comparison to earlier periods..

Accretion expense

Accretion expense for the year ended June 30, 2022 amounted to $61,319 (June 30, 2021 - $184,410; June 30, 2020 - $249,518). Accretion expense primarily relates to a discount on convertible debentures and promissory notes issued in relation to the Star Buds transaction as noted above. The decrease in accretion expense is due to the maturity of certain convertible debentures and promissory notes.

Foreign exchange (gain) loss

Foreign exchange (gain) loss for the year ended June 30, 2022 amounted to ($186,372) (June 30, 2021 - $307,673; June 30, 2020 - $56,225). The foreign exchange gains and losses during the year ended June 30, 2022, and 2021 were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Gain on extinguishment of lease

Gain on extinguishment of lease for the year ended June 30, 2022 amounted to $29,635 (June 30, 2021 - $nil; June 30, 2020 - $nil). The gain on extinguishment of lease related to the termination of an existing lease resulting in the elimination of the right of use asset and lease liability.

Impairment of assets

Impairment of assets for the year ended June 30, 2022 amounted to $211,774 (June 30, 2021 - $664,543; June 30, 2020 - $16,316). The impairment of assets relates to the write-down of the Oregon land, building and construction-in-progress during the year ended June 30, 2021.

Loss (gain) on settlement

Loss on settlement for the year ended June 30, 2022 amounted to $99,635 (June 30, 2021 - $nil; June 30, 2020 - gain of $51,023). Loss on settlement relates to a loss on the settlement of an existing convertible debenture tranche.

Loss on deposit

The Company’s loss on deposit during the year ended June 30, 2022 amounted to $nil (June 30, 2021 - $$nil;; June 30, 2020 - $396,000). The loss on deposit in fiscal 2020 relates to the Company’s non-refundable deposits made towards a transaction in California (the “California Transaction”) during fiscal year ended June 30, 2019. During the year ended June 30, 2020, the Company terminated the California Transaction resulting in this loss.

Other income

Other income for the year ended June 30, 2022 amounted to $186,257 (June 30, 2021 - $66,805; June 30, 2020 - $65,920). Other income is related to rental of the Company’s Washington property as well sale of data related to its retail operations.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2022, the Company had total assets of $16,750,865 (June 30, 2021 - $17,274,041) consisting of the following:

The slight decrease in total assets from June 30, 2021 to June 30, 2022 was primarily the result of the decrease in cash and cash equivalents, other deposits and property and equipment assets during the year ended June 30, 2022. The restricted cash relates to funds escrowed for completion of construction of the Oregon facilities as well as the security deposits related to the sale-leaseback transaction.

As at June 30, 2022, the Company had total liabilities of $10,164,578 (June 30, 2021 - $9,955,668) consisting of the following:

The increase in liabilities from June 30, 2021 to June 30, 2022 was primarily related to the increase in the lease liability as a result of the sale-leaseback transaction of the Oregon Property partially offset by the repayments of mortgage payable and promissory notes payable. During the year ended June 30, 2022, the Company used proceeds from its sale-leaseback to repay for the associated liabilities on the Oregon Property.

As at June 30, 2022, the Company had a working capital deficiency of $2,485,158 as compared to a working capital deficiency of $4,721,484 as at June 30, 2021. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all cashflow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances

Cash Used in Operating Activities

The Company used cash in operating activities in the amount of $2,071,704 (June 30, 2021 - $221,155) for the year ended June 30, 2022 due to the reasons discussed above.

Cash Provided by (used in) Investing Activities

The Company received proceeds from investing activities in the amount of $2,065,044 (June 30, 2021 - used cash in the amount of $872,052) for the year ended June 30, 2022. The investing activities during the year ended June 30, 2022 were primarily related the sale-leaseback transaction on the Oregon Property and additions to property and equipment for the Company’s retail stores.

Cash Provided By (used in) From Financing Activities

The Company received proceeds of $720,688 from financing activities (June 30, 2021 - received proceeds of $1,571,358) during the year ended June 30, 2022. The financing activities during the year ended June 30, 2022 related to the equity and debt financings net of repayment of the Oregon Mortgage, other debt and lease liabilities.

(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years ended 2022, 2021 and 2020.

(D) TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2022, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

As at June 30, 2022, the Company did not have any key contractual obligations.

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

2. Statement of Executive Compensation

The following table and accompanying notes set forth all compensation expensed by the Company to all persons who served as the Company’s Directors and Officers during the fiscal year ended June 30, 2022. The information is provided for the fiscal years ended 2022, 2021 and 2020.

Name and principal position	Year	Salary (CAD $)	Share-based awards (CAD $)	Option-based awards (CAD $)	Non-equity incentive plan compensation (CAD $)		Pension value (CAD $)	All other compensation (CAD $)	Total compensation (CAD $)
					Annual incentive plans	Long-term incentive plans
Thomas M, Turner, Jr., Chairman and Chief Executive Officer	2022 2021 2020	240,000 190,000 204,270	- - -	- - 25,959(1)	- - -	- - -	- - -	- 100,000 -	240,000 290,000 230,229
Ashish Kapoor, Director, Chief Financial Officer and Corporate Secretary	2022 2021 2020	240,000 190,000 230,825	- - -	- - 12,980(1)	- - -	- - -	- - -	- 100,000 -	240,000 290,000 243,805
Nathan Nienhuis, Former Director and Former Chief Operating Officer	2022 2021 2020	- - 169,270	- - -	- - 12,980(1)	- - -	- - -	- - -	- - -	- - 182,250
Henry J. Kloepper, Former Director	2022 2021 2020	- - 31,112	- - -	- - 6,490(1)	- - -	- - -	- - -	- - -	- - 37,602
Jakob Ripshtein, Director	2022 2021 2020	64,500 45,000 7,500	- - -	- - 184,713(1)	- - -	- - -	- - -	- 45,000 -	64,500 90,000 192,213
Benjamin Higham, Director	2022 2021 2020	64,500 45,000 7,500	- - -	- - 184,713(1)	- - -	- - -	- - -	- 45,000 -	64,500 90,000 192,213
Dale Rasmussen, Director	2022 2021 2020	60,000 45,000 3,750	- - -	- - 132,012(1)	- - -	- - -	- - -	- 37,500 -	60,000 82,500 135,762
Eric Lowy, Former Director	2022 2021 2020	- - 8,056	- - -	- - -	- - -	- - -	- - -	- - -	- - 8,056

 Note:

(1)	See Item 6(E) below for details of option based awards.

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

(E) SHARE OWNERSHIP

The Corporation had the following plans as at June 30, 2022 and the date of this Annual Report:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons as at June 30, 2022:

		Option-Based Awards			Share-Based Awards
Name	Number of Shares Held	Number of securities underlying unexercised options (#)	Option exercised price (CAD $)	Option expiration date	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested (CAD $)
Thomas M, Turner, Jr.,	2,947,523(1)	200,000(3)	0.25	Feb 24, 2023	-	-
Chairman and Chief Executive Officer

Ashish Kapoor,	4,497,380(2)	100,000(3)	0.25	Feb 24, 2023	-	-
Chief Financial Officer and Corporate Secretary, Former Director

Nathan Nienhuis, Former Director and Former Chief Operating Officer	-	1,000,000(3)	0.45	May 15, 2023	-	-
		100,000(3)	0.25	Feb 24, 2023

Henry J. Kloepper, Former Director	-	50,000(3)	0.25	Feb 24, 2023	-	-

Jakob Ripshtein, Director	1,734,877	1,500,000(3)	0.25	Apr 6, 2023	-	-
Benjamin Higham, Director	1,973,831	1,500,000(3)	0.25	Apr 6, 2023	-	-
		3,000,000(4)	0.32	Nov 30, 2022	-	-
Dale Rasmussen, Director	-	500,000(3)	0.45	May 15, 2023	-	-

Note:

(1)

Includes 2,947,523 Common Shares owned by T3 Research, LLC. Mr. Turner also may be seen to have control or direction over an additional 2,947,523 Common Shares held by Southshore Capital Partners, LP, a private investment fund.

(2)	Includes 4,462,380 Common Shares owned by 2364201 Ontario Corp. and 35,000 Common Shares held by Mr. Kapoor’s spouse.
(3)	Option-based awards issued under the Option Plan; all of which are fully vested and exercisable.
(4)	Share-purchase warrants issued to Benjamin Higham.

There were 109,502,853 Common Shares issued and outstanding as at June 30, 2022 and 109,502,853 Common Shares issued and outstanding as at the date of this Annual Report. There were 5,100,000 options issued and outstanding as at June 30, 2022 and as at the date of this Annual Report. There were 21,677,379 warrants issued and outstanding as at June 30, 2022 and 15,037,379 warrants issued and outstanding at the date of this Annual Report.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) MAJOR SHAREHOLDERS

The Company’s securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing-houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

As at the date of this Annual Report, intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 62% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as at June 30, 2022. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of Shareholder	No. of Shares Held	% of Issued Shares

Southshore Capital Partners, LP	2,947,523	2.69%
T3 Research, LLC	2,947,523	2.69%

All of the Company’s shareholders have the same voting rights.

As at the date of this Annual Report, the Company had 109,502,853 common shares outstanding, which, as per the details provided by TSX Trust Company, the Company’s registrar and transfer agent, were held by approximately 587 record holders (excluding the beneficial shareholders held through the intermediaries) of which 133 shareholders are based in the United States (including the beneficial shareholders held through the intermediaries) and hold an aggregate of 36,366,955 shares or less than 34% of the Common Shares.

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

(B) RELATED PARTY TRANSACTIONS

Related party transactions for the year ended June 30, 2022, 2021 and 2020 and the balances as at those dates, not disclosed elsewhere are:

a)

During the year ended June 30, 2022, the Company expensed $669,000 (June 30, 2021 - $842,500; June 30, 2020 - $662,284), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at June 30, 2022, the Company had fees payable to officers and directors of the Company of $1,879,125 (June 30, 2021 - $1,859,567); and

b)	During the year ended June 30, 2022, the Company expensed $nil (June 30, 2021 - $740,200; June 30, 2020 - $559,846) in share based compensation related to officers and directors of the Company.

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

ITEM 8 - FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Information regarding our financial statements is contained under the caption “Item 18. Financial Statements” below.

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

Date	High ($)	Low ($)	Volume
November, 2022	0.22	0.13	373,521
October, 2022	0.25	0.18	445,354
September, 2022	0.26	0.19	142,950
August, 2022	0.24	0.18	420,224
July, 2022	0.25	0.12	59,840
June, 2022	0.32	0.20	163,074
May, 2022	0.33	0.20	555,972
April, 2022	0.38	0.28	524,966
March, 2022	0.40	0.33	677,579
February, 2022	0.40	0.28	513,875
January, 2022	0.45	0.30	862,658
December, 2021	0.47	0.38	818,143

The following table sets forth the reported high and low prices and the trading volume of the Common Shares on the OTCQB marketplace for each month for the twelve (12) months prior to the date of this Annual Report.

Date	High (USD $)	Low (USD $)	Volume
November, 2022	0.19	0.10	1,049,900
October, 2022	0.20	0.13	837,700
September, 2022	0.20	0.14	480,800
August, 2022	0.19	0.15	717,400
July, 2022	0.21	0.14	202,900
June, 2022	0.25	0.16	719,700
May, 2022	0.27	0.15	1,054,400
April, 2022	0.30	0.22	1,190,300
March, 2022	0.32	0.25	1,837,600
February, 2022	0.33	0.18	1,563,400
January, 2022	0.37	0.27	1,780,800
December, 2021	0.40	0.26	1,516,400

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

(C) MATERIAL CONTRACTS

Except as set forth herein, under “Item 5(A) - Operating and Financial Review Prospects - Operating Results - Overview” or “Item 7(B) - Major Shareholders and Related Party Transactions - Related Party Transactions”, all material contracts entered into in last two fiscal years were in the ordinary course of its business.

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

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) “size of the parties” threshold - the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds $400 million in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed $400 million in the aggregate; and (b) “size of the transaction” threshold - the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed an annually established threshold (2014 - $82 million), based on the book value of the subject assets or Company in Canada, or gross revenues from sales in or from Canada generated from those assets or by the Company). For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

In the case of share acquisitions, an additional “shareholding threshold” must be exceeded. This legislation requires any person who intends to acquire shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our voting shares as a result of the acquisition. If a person already owns 20% or more of our voting shares, a notification must be filed when the acquisition would bring that person’s holdings over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the Income Tax Act (Canada). For further information concerning such withholding tax, see “Taxation” below.

Except as may be provided under the Investment Canada Act (the “ICA”), there are no specific limitations under the laws of Canada or in the Articles of the Company with respect to the rights of non-residents of Canada to hold and/or vote securities of the Company.

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

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See “Taxation-Canadian Federal Income Tax Consequences” above).

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

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) ”earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us.

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

(F) DIVIDEND AND PAYING AGENTS

Not applicable.

(G) STATEMENT BY EXPERTS

Not applicable.

(H) DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company’s office at 217 Queen Street West, Suite 401, Toronto, Ontario, Canada, M5V 0R2. The Company may be reached at (917) 843-2169. Documents filed with the Securities and Exchange Commission (“SEC”) may also be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

(I) SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company’s office at 217 Queen Street West, Suite 401, Toronto, Ontario, Canada, M5V 0R2.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2022:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2022, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2022, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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

Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Interim Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2022.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of International Financial Reporting Standards as issued by the International Accounting Standards Board. It is our management’s responsibility to establish and maintain adequate internal control over financial reporting for the Company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set for the by the 2013 framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 COSO”). Based on the Company’s evaluation and the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as at June 30, 2022 based on the 2013 COSO framework criteria. Management has identified control deficiencies regarding the: (i) lack of segregation of duties; (ii) reliance on independent consultants for review of critical accounting areas and disclosures; and (iii) lack of sufficient financial and personnel resources to design, document and effectuate internal controls over financial reporting. Management of the Company believes that these material weaknesses are due to the small size of the Company’s accounting staff. The small size of the Company’s accounting staff may prevent adequate controls in the future, such as segregation of duties, due to the cost/benefit of such remediation. To mitigate the current limited resources and limited staff, the Company relies heavily on direct management oversight of transactions, along with the use of legal and accounting professionals. As the Company grows, the number of employees is expected to increase, which will enable the Company to implement adequate segregation of duties within the internal control framework.

These control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to the Company’s consolidated financial statements may not be prevented or detected on a timely basis. Accordingly, the Company has determined that these control deficiencies as described above together constitute a material weakness.

In light of these material weaknesses, the Company performed additional analyses and procedures in order to conclude that its consolidated financial statements for the year ended June 30, 2022 included in this Annual Report on Form 20-F were fairly stated in accordance with the accounting principles generally accepted in Canada. Accordingly, management believes that despite the Company’s material weaknesses, its consolidated financial statements for the year ended June 30, 2022 are fairly stated, in all material respects, in accordance with the accounting principles generally accepted in Canada.

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

C. Changes in Internal Controls

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended June 30, 2022 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2022 the audit committee consisted of four directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

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

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2022	June 30, 2021

Audit Fees	$120,000	$100,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

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

ITEM 19 - EXHIBITS

(a) Financial Statements -

CordovaCann Corp.

Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

 (Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of CordovaCann Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CordovaCann Corp. and subsidiaries (the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended June 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2022 and 2021, and the result of its operations and its cash flows for each of the three years in the period then ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com

A member of Kreston Global | A global network of independent accounting firms

Sale lease back - Oregon Property - Refer to Notes 11 to the financial statements

Critical Audit Matter Description

In August 2021, the Company sold its Oregon Property and entered into an agreement to lease the Oregon Property from the buyer. For the sale lease back transaction, both the seller-lessee and the buyer-lessor shall apply the requirements for determining when a performance obligation is satisfied in IFRS 15 to determine whether the transfer of the asset is accounted for as a sale of that asset. This assessment needs complex judgments from management.

We identified the Company’s sale lease back of the Oregon Property as a critical audit matter because of the significant judgements made by management to determine whether the transfer of Oregon Property is accounted for as a sale of that asset or as a financing transaction. A high degree of auditor judgment and an increased extent of effort was required when performing audit procedures to assess if control of Oregon Property passes to the buyer-lessor to determine whether the performance obligation is satisfied in IFRS 15.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures focused on assess if the buyer-lessor obtains the control of Oregon Property. The procedures included the following, among others:

•	We obtained the purchase and sale agreement to assess if the buyer-lessor has the ability to direct the use of and obtain substantially all of the remaining benefits from the asset.

•	We assess whether there is any agreement or option to repurchase the asset for the seller-lessee.

•	We obtained and evaluated the lease agreement to assess if the lease should be classified as a finance or operating lease by the buyer-lessor.

We have served as the Company’s auditor since 2020.

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

October 27, 2022

CordovaCann Corp.

Consolidated Statements of Financial Position (Expressed in Canadian Dollars)

As at	June 30, 2022 $	June 30, 2021 $

ASSETS
Current
Cash and cash equivalents	714,826	1,058,494
Restricted cash (Note 6)	1,033,650	-
Harmonized sales tax receivable	42,650	-
Accounts receivable	81,303	7,924
Prepaid expenses and deposits	385,366	332,771
Loan receivable (Note 7)	128,860	-
Inventory (Note 8)	723,953	504,521
Biological assets (Note 9)	-	26,611
Other deposit - current portion (Note 10)	100,220	199,463
Total current assets	3,210,828	2,129,784
Other deposit (Note 10)	-	101,351
Property and equipment, net (Note 11)	3,439,705	6,059,622
Right-of-use assets (Note 12)	4,451,385	3,169,655
Intangible assets (Note 13)	5,243,967	5,243,967
Licenses (Note 14)	405,080	569,662
Total assets	16,750,965	17,274,041
LIABILITIES
Current
Accounts payable and accrued liabilities	3,557,172	3,326,171
Harmonized sales tax payable	-	98,916
Mortgage payable (Note 15)	824,852	1,566,067
Consideration payable (Note 5 (c))	-	39,292
Income taxes payable	316,017	315,362
Contract liability (Note 16)	50,771	48,832
Lease liability (Note 17)	601,732	438,856
Promissory notes payable (Note 18)	345,442	1,017,772
Total current liabilities	5,695,986	6,851,268
Deferred tax liability	21,420	36,540
Contract liability (Note 16)	134,925	178,071
Lease liability (Note 17)	4,312,247	2,889,789
Total liabilities	10,164,578	9,955,668

SHAREHOLDERS' EQUITY
Share capital (Note 19)	30,475,107	26,145,146
Shares to be issued (Note 19)	-	923,590
Share subscriptions received in advance (Note 19)	-	647,296
Contributed surplus	8,036,990	7,844,814
Equity portion of convertible debentures	689,645	306,877
Accumulated deficit	(33,410,321)	(29,453,390)
Accumulated other comprehensive income	70,073	77,875
Total shareholders' equity attributable to Cordova shareholders	5,861,494	6,492,208
Non-controlling interest	724,893	826,165
Total equity	6,586,387	7,318,373
Total liabilities and shareholders' equity	16,750,965	17,274,041

Nature of operations and going concern (Note 1)

Commitments (Note 23)

Related party transactions (Note 24)

Subsequent events (Note 29)

Approved on behalf of the Board:

“Dale Rasmussen”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

	2022 $	2021 $	2020 $

Revenue	13,526,084	10,318,845	166,773
Cost of sales	(9,798,408)	(6,826,605)	(106,742)
Gross profit	3,727,676	3,492,240	60,031

Expenses
Consulting fees	1,289,457	1,302,191	1,295,829
Share based compensation (Note 21, 22)	1,920	941,854	1,048,661
Professional fees	268,055	362,479	488,902
Shareholders information services	249,099	358,516	135,181
Salaries and wages	2,183,630	1,030,580	23,039
Office and general	1,145,361	749,522	211,309
Depreciation (Note 11)	345,188	383,476	5,768
Amortization of right-of-use assets (Note 12)	782,108	434,837	92,167
Amortization of licenses (Note 14)	164,582	141,249	-
Leases and utilities	470,996	344,576	67,800
	6,900,396	6,049,280	3,368,656
Loss before other income (expense)	(3,172,720)	(2,557,040)	(3,308,625)
Interest expenses (Note 15, 18, 20)	(308,877)	(606,830)	(564,897)
Interest on lease liability (Note 17)	(531,768)	(223,798)	(46,171)
Accretion expense (Note 18, 20)	(61,319)	(184,410)	(249,518)
Loss on settlement of other investment	-	-	(184,440)
Impairment of assets (Note 11)	(211,774)	(664,543)	(16,316)
Gain on extinguishment of lease (Note 12, 17)	29,635	-	-
Foreign exchange gain (loss)	186,372	(307,673)	(56,225)
Gain (loss) on settlement	(99,635)	-	51,023
Loss on disposal of assets	-	(7,422)	-
Other income	186,257	66,805	65,920
Loss on deposit	-	-	(396,000)
Loss before income tax recovery (expense)	(3,983,829)	(4,484,911)	(4,705,249)
Current	(54,757)	(315,362)	-
Deferred	15,120	13,759	54,349
Net loss	(4,023,466)	(4,786,514)	(4,650,900)
Loss per share - basic and diluted	(0.04)	(0.06)	(0.10)

Weighted average number of outstanding common shares - basic and diluted	100,632,038	81,683,228	45,424,867

Net loss	(4,023,466)	(4,786,514)	(4,650,900)
Foreign exchange translation adjustment	(7,802)	119,474	(49,488)
Comprehensive loss	(4,031,268)	(4,667,040)	(4,700,388)

Net loss attributable to:
CordovaCann Corp.	(3,956,931)	(5,154,605)	(4,588,889)
Non-controlling interests	(66,535)	368,091	(62,011)

Comprehensive loss attributable to:
CordovaCann Corp.	(3,964,733)	(5,035,131)	(4,638,377)
Non-controlling interests	(66,535)	368,091	(62,011)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.

Consolidated Statements of Changes in Equity

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital $	Contributed Surplus $	Equity Portion of Convertible Debentures $	Contingently Issuable Shares $	Shares to be Issued $	Share Subscriptions Received in Advance $	Accumulated Deficit $	Accumulated Other Comprehensive Income $	Non-controlling interests $	Total Shareholders' Equity $

Balance, June 30, 2019	40,786,228	14,636,828	5,226,156	62,498	-	-	-	(19,570,801)	7,889	-	362,570
Issuance of warrants	-	-	631,336	-				-	-	-	631,336
Issuance of options	-	-	869,299	-	-	-	-	-	-	-	869,299
Forfeiture of warrants	-	-	(451,976)	-	-	-	-	-	-	-	(451,976)
Equity portion of convertible debentures	-	-	33,816	74,989	-	-	-	-	-	-	108,805
Conversion of convertible debenture	271,164	290,304	-	(19,140)	-	-	-	-	-	-	271,164
Warrant portion of promissory note payable	-	-	8,995	-	-	-	-	-	-	-	8,995
Conversion of convertible debenture	-	-	-	(36,434)	-	-	-	-	-	-	(36,434)
Equity portion of convertible debentures	-	-	415,010	748,990	-	-	-	-	-	-	1,164,000
Interest on equity portion of convertible debentures	-	-	-	32,010	-	-	-	-	-	-	32,010
Issuance of shares for asset acquisition	12,500,000	2,125,000	-	-	-	-	-	-	-	-	2,125,000
Contingent consideration for asset acquisition	-	-	-	-	3,570,000	-	-	-	-	-	3,570,000
Shares issued as part of contingent consideration	6,000,000	1,020,000	-	-	(1,020,000)	-	-	-	-	-	-
Shares issued as part of settlement	181,250	72,500	-	-	-	-	-	-	-	-	72,500
Shares to be issued as part of contingent consideration	-	-	-	-	(510,000)	510,000	-	-	-	-	-
Common shares issued for private placement	6,210,190	1,552,548	-	-	-	-	-	-	-	-	1,552,548
Acquisition of 2734158 Ontario Inc.	-	-	-	-	-	-	-	-	-	720,114	720,114
Deduction of deferred tax liabilities	-	-	(22,854)	-	-	-	-	-	-	-	(22,854)
Foreign currency translation gain	-	-	-	-	-	-	-	-	(49,488)	-	(49,488)
Net loss for the year	-	-	-	-	-	-	-	(4,588,889)	-	(62,011)	(4,650,900)
Balance, June 30, 2020	65,948,832	19,697,180	6,709,782	862,913	2,040,000	510,000	-	(24,159,690)	(41,599)	658,103	6,276,689
Shares issued as part of contingent consideration	15,000,000	2,550,000	-	-	(2,040,000)	(510,000)	-	-	-	-	-
Common shares issued for private placement	9,202,242	2,944,716	-	-	-	-	-	-	-	-	2,944,716
Issuance of warrants	-	-	941,854	-	-	-	-	-	-	-	941,854
Issuance of convertible debentures	-	-	181,548	208,452	-	-	-	-	-	-	390,000
Conversion of convertible debentures	-	-	-	(923,590)	-	923,590	-	-	-	-	-
Interest on convertible debentures	-	-	-	159,102	-	-	-	-	-	-	159,102
Acquisition of 2734158 Ontario Inc. additional NCI	-	-	-	-	-	-	-	(139,095)	-	(166,172)	(305,267)
Acquisition of 10062771 Manitoba Ltd.	-	-	-	-	-	-	-	-	-	144,118	144,118
Acquisition of Extraction Technologies, LLC	3,000,000	953,250	-	-	-	-	-	-	-		953,250
Dividend paid to NCI	-	-	-	-	-	-	-	-	-	(177,975)	(177,975)
Warrant portion of promissory note payable	-	-	11,630	-	-	-	-	-	-		11,630
Share subscriptions received in advance	-	-	-	-	-	-	647,296	-	-	-	647,296
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	119,474	-	119,474
Net loss for the year	-	-	-	-	-	-	-	(5,154,605)	-	368,091	(4,786,514)
Balance, June 30, 2021	93,151,074	26,145,146	7,844,814	306,877	-	923,590	647,296	(29,453,390)	77,875	826,165	7,318,373
Common shares issued for private placement	3,379,379	1,013,814	-	-	-	-	(647,296)	-	-	-	366,518
Exercise of options	200,000	75,959	(25,959)	-	-	-	-	-	-	-	50,000
Issuance of warrants	-	-	1,920	-	-	-	-	-	-	-	1,920
Interest on convertible debentures	-	-	-	53,200	-	-	-	-	-	-	53,200
Dividend paid to NCI	-	-	-	-	-	-	-	-	-	(34,737)	(34,737)
Shares issued as part of conversion of debentures	5,354,400	923,590	-	-	-	(923,590)	-	-	-	-	-
Exercise of warrants	700,000	334,788	(124,788)	-	-	-	-	-	-	-	210,000
Common shares issued for private placement	6,718,000	1,981,810	122,436	-	-	-	-	-	-	-	2,104,246
Refinancing of convertible debentures	-	-	218,567	329,568	-	-	-	-	-	-	548,135
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(7,802)	-	(7,802)
Net loss for the year	-	-	-	-	-	-	-	(3,956,931)	-	(66,535)	(4,023,466)
Balance, June 30, 2022	109,502,853	30,475,107	8,036,990	689,645	-	-	-	(33,410,321)	70,073	724,893	6,586,387

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

	2022 $	2021 $	2020 $

Operating activities
Net loss for the year	(4,023,466)	(4,786,514)	(4,650,900)
Adjusted for non-cash items:
Shares issued on consulting agreement	-	-	27,550
Income taxes payable	54,757	315,362	-
Share based compensation	1,920	941,854	1,048,661
Amortization of right-of-use assets	782,108	434,837	92,167
Amortization of licenses	164,582	141,249	-
Gain on extinguishment of lease	(29,635)	-	-
Depreciation	345,188	383,476	5,768
Loss on deposit	-	-	396,000
Loss on settlement of other investment	-	-	184,440
Impairment of assets	211,774	664,543	16,316
Interest expense	308,877	606,830	531,545
Interest on lease liability	531,768	223,798	46,171
Deferred tax recovery	(15,120)	(13,759)	(54,349)
Loss on disposal	-	7,422	-
Gain (loss) on settlement	99,635	-	(51,023)
Accretion expense	61,319	184,410	249,518
Promissory note extension	-	11,630	-
Change in fair value of biological assets	-	(166,458)	-
Foreign exchange gain (loss)	(186,372)	307,673	-
Shares issued on settlement of fees	-	-	140,680

Changes in non-cash working capital items:
Prepaid expenses and deposits	(52,595)	(183,031)	(188,674)
Accounts receivable	(73,379)	(5,750)	-
Inventory	(219,432)	(242,426)	(118,682)
Income taxes payable	(51,132)	-	-
Harmonized sales tax receivable	(172,295)	126,035	(27,118)
Contract liability	(41,207)	226,903	-
Accounts payable and accrued liabilities	231,001	600,761	1,405,022
Cash used in operating activities	(2,071,704)	(221,155)	(946,908)
Investing activities
Additions to property and equipment	(661,636)	(740,995)	(145,587)
Proceeds from disposal of property and equipment	2,726,680	38,538	-
Repayment of deposit received	-	96,587	-
Acquisition of Manitoba	-	2,059	-
Acquisition of Extraction Tech	-	(2,266)	-
Acquisition of non-controlling interest shares	-	(265,975)	-
Cash provided by (used in) investing activities	2,065,044	(872,052)	(145,587)
Financing activities
Issuance of mortgage payable	-	-	34,929
Issuance of convertible debentures		-	457,111
Repayment of convertible debentures	-	(30,000)	-
Repayment of promissory notes	(583,809)	(490,493)	-
Proceeds from issuance of promissory notes	888,405	-	-
Repayment of mortgage payable	(755,789)	(151,639)	-
Payment of lease liabilities	(985,192)	(501,365)	(91,034)
Proceeds from other deposit	-	-	-
Proceeds from share subscriptions received in advance	-	647,296	-
Proceeds from private placement	1,981,810
Proceeds from promissory note payable	-	-	(180,043)
Proceeds from the exercise of warrants	210,000	-	-
Payment of dividends to non-controlling interest shareholders	(34,737)	(177,975)	-
Proceeds from issuance of common shares	-	2,275,534	1,411,680
Cash provided by (used in) financing activities	720,688	1,571,358	1,632,643
Effect of exchange rate changes on cash	(24,046)	(67,396)	35,742
Net increase in cash and cash equivalents	689,982	410,755	575,890
Cash and cash equivalents, beginning of year	1,058,494	647,739	71,849
Cash and cash equivalents, end of year	1,748,476	1,058,494	647,739

Cash and cash equivalents consist of:
Cash	714,826	1,058,494	647,739
Restricted cash	1,033,650	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (the “Company” or “CordovaCann” or “Cordova”) is headquartered in Toronto, Canada and specializes in identifying, funding, developing and managing operations throughout the cannabis value chain. The Company takes a holistic approach to working with its partners throughout North America to build a network of cannabis operations on its multi-jurisdictional platform. CordovaCann owns operations in the United States in Oregon and Washington and has built a chain of cannabis retail stores in Canada with locations in Ontario, Manitoba, Alberta and British Columbia. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company’s ability to continue as a going concern as the Company incurred a comprehensive loss of $4,031,268 (June 30, 2021 - $4,667,040) during the year ended June 30, 2022 and has a total accumulated deficit of $33,512,137 (June 30, 2021 - $29,453,390) as at June 30, 2022. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and it raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

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

These consolidated financial statements were authorized for issue by the Board of Directors on October 27, 2022.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

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

These consolidated financial statements are presented in Canadian dollars. The functional currency of the Company and its subsidiaries are detailed in Note 2(e) below.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(e)	Basis of Consolidation

These consolidated financial statements include those of the Company and its subsidiaries, which are the entities controlled by the Company. Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

 The following table lists the Company’s subsidiaries and their functional currencies:

Name of Subsidaries	Place of Incorporation	Proportion of Ownership Interest	Currency

CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

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

Cash and cash equivalents

Cash consists of bank balances and cash held in trust. Cash equivalents consist of short-term deposits with original maturities of three months or less. As at June 30, 2022 and 2021, there were no cash equivalents. Restricted cash includes funds that can only be used for a specific purpose and has restrictions on use.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the expected service periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The corresponding amount is recorded to the stock options reserve. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

The following table summarizes the classification of the Company’s financial instruments:

Financial assets
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Loan receivable
Other deposit	Amortized cost

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Mortgage payable	Amortized cost
Consideration payable	Amortized cost
Contract liability	Amortized cost
Promissory notes payable	Amortized cost
Lease liabilities	Amortized cost

IFRS 9 uses an expected credit loss impairment model which is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Depreciation is charged to the income statement based on the cost, less estimated residual value, of the asset on a straight-line basis over the estimated useful life. Depreciation commences when the assets are available for use. The estimated useful lives are as follows:

	Method:	Rate:
Equipment	Straight-line	5 years
Furniture and fixtures	Straight-line	5 years
Leasehold improvements	Straight-line	Over the lease term
Computer equipment	Straight-line	2 years
Building	Straight-line	25 years

Property and equipment, excluding land, not yet ready for use are not amortized until they are available for use.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

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

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired or net liabilities assumed, is recorded as goodwill. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period is the period from the acquisition date to the date complete information about facts and circumstances that existed as of the acquisition date is received. However, the measurement period does not exceed one year from the acquisition date

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Asset type	Amortization method	Amortization term
Licenses	Straight-line	3 - 5 years
Starbuds trade name	N/A	Indefinite

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

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

Leases

The Company adopted IFRS 16 - Leases (“IFRS 16”) on July 1, 2019. The Company has applied IFRS 16 using the modified retrospective approach, under which the Company will not restate its comparative figures but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening retained earnings. Additionally, the Company has elected not to recognize right-of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The following are the significant accounting policies which have been amended as a result of IFRS 16, and applied as at July 1, 2019:

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

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

As at July 1, 2019, the right-of-use asset have been initially calculated at an amount equal to the initial value of the lease obligation. There is no impact on retained earnings. For leases entered into, on or after July 1, 2019, the right-of-use asset will be initially calculated at an amount equal to the initial value of the lease liability, adjusted for the following items:

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

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

Biological assets

The Company’s biological assets consists of cannabis plants. The Company measures the biological assets in accordance with IAS 41 - Agriculture at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Fair value is determined based on future cash flows of the in-process biological assets less costs to complete. Costs to sell include post-harvest production, shipping, and fulfilment costs. at fair value less costs to sell up to the point of harvest. The effect of unrealized gains or losses arising from the changes in fair value less costs to sell during the year are included in the consolidated results of operations in the appropriate year.

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following:

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

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

Valuation of biological assets and inventory

Management is required to make a number of estimates in calculating the fair value of biological assets. These estimates include a number of assumptions including estimations of the stage of growth, pre-harvest and post-harvest costs, sales price and expected yields. Inventories of harvested finished goods and packaging materials are valued at the lower of cost or net realizable value. Management determines net realizable value, which is the estimated selling price less the estimated costs to completion, and the estimated selling costs. The Company estimates the net realizable value of inventories by using the most reliable evidence available at each reporting date. The future realization of these inventories may be different from estimated realization. A change to these assumptions could impact the Company’s inventory valuation and gross profit from sales of inventories.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with goods and services received by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and valuation models used for estimating fair value for share-based payment transactions are disclosed in Note 21 and Note 22.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Determination of purchase price allocations and contingent consideration

Judgements are made in determining the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired as part of an acquisition. Further, estimates are made in determining the value of contingent consideration payments that should be recorded as part of the consideration on the date of acquisition and changes in contingent consideration payable in subsequent reporting periods, if any. Contingent consideration payments are generally based on acquired businesses achieving certain performance targets. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows and discount rates. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through the statement of operations and comprehensive loss.

Leases

Management applies judgment in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease. Leases that are recognized are subject to further management judgment and estimation in various areas specific to the arrangement, including lease term and discount rate. In determining the lease term to be recognized, Management considers all facts and circumstances that create an economic incentive to exercise an extension operation, or not to exercise a termination option. Where the rate implicit in a lease is not readily determinable, the discount rate of lease obligations are estimated using a discount rate that estimates the Company’s specific incremental borrowing rate. The incremental borrowing rate represents the rate that the Company would incur to obtain the funds necessary to purchase an asset of a similar value, with similar payment terms and security, in a similar economic environment.

Valuation of convertible debentures

Judgement is made on the initial recognition of convertible debentures and the appropriate allocation into their equity and/or liability components at the date of issuance, in accordance with the substance of the contractual agreements. The conversion options require an estimation of the fair value of a similar liability that doesn’t have an associated equity component by using a suitable discount rate at initial recognition and each extension date. The carrying amount of the conversion options is then determined by deducting the fair value of the financial liability from the fair value of the convertible debenture as a whole. A convertible debenture for which the Company is able to avoid a contractual obligation to pay cash is classified as an equity instrument.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

5. ACQUISITIONS

During the year ended June 30, 2022, the Company did not complete any business combinations or asset acquisitions.

During the years ended June 30, 2021 and 2020, the Company completed the following business combinations and asset acquisitions:

a) Acquisition of Extraction Technologies, LLC

On February 26, 2021, the Company, through its wholly-owned subsidiary, Cordova WA Holdings, LLC, completed the acquisition of Extraction Technologies, LLC (“Extraction Tech”), an arm’s length Washington-based company (the “Washington Acquisition”). The Washington Acquisition includes the purchase of a 10,900 sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers. The Consideration for the Washington Acquisition is three million (3,000,000) common shares of the Company issued on closing and five hundred thousand (500,000) common shares for every US $125,000 in EBITDA generated by Extraction Tech during the 12-month period beginning on the 3-month anniversary post-closing and ending on the 15-month anniversary of the closing date (the “Earnout Payment”). The maximum Earnout Payment that can be earned by Extraction Tech is four million (4,000,000) common shares.

The Earnout Payment was considered a contingent consideration. During the year ended June 30, 2022, the conditions for the Earnout Payment were not met and accordingly, was not recognized.

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
953,250

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

5. ACQUISITIONS (continued)

b) Acquisition of 10062771 Manitoba Ltd.

On December 1, 2020, the Company acquired 51% of the issued and outstanding shares of 10062771 Manitoba Ltd. (“Manitoba Ltd”), a Manitoba-based cannabis retail venture (the “Transaction”). Manitoba Ltd is considered to be a related party by virtue of a common officer and director. Per the terms of the Transaction, the Company acquired 51% of the issued and outstanding shares of Manitoba Ltd on a fully-diluted basis (the “Purchased Shares”). The consideration for the Purchased Shares was one hundred fifty thousand dollars ($150,000) payable in cash on closing of the Transaction (the “Consideration”). In addition, Cordova agreed to loan up to one hundred fifty thousand dollars ($150,000) to Manitoba Ltd to enable the opening of the second store in Manitoba.

The following table summarises the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

$
Cash	29,795
Prepaid expenses	4,595
Inventory	72,265
Furnitures and fixtures	12,251
Leasehold improvements	3,889
Right-of-use asset	101,333
Lease liability	(101,333)
Liabilities assumed	(101,317)
Total consideration:	21,478

On December 1, 2020, the total Subscription Price of $150,000 was fully paid to Manitoba Ltd.

The fair value of non-controlling interest at the acquisition date was calculated as follows:

$
Cash consideration transferred	150,000
Ownership acquired	51%
Fair value of Manitoba Ltd	294,118
Ownership acquired	100%
Fair value of assets acquired	294,118
Fair value attributable to the controlling interests of Manitoba Ltd	(150,000)
Non-controlling interest	144,118

The Company recognized the intangible assets - licenses at the acquisition date and calculated their fair value as follows:

$
Cash consideration	150,000
Consideration received by Manitoba Ltd.	(150,000)
Non-controlling interests	144,118
Deferred tax liability	45,359
Fair value of identifiable assets	(21,478)
Fair value of licenses	167,999

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

5. ACQUISITIONS (continued)

c) Acquisition of 2734158 Ontario Inc.

On May 15, 2020, the Company entered into a subscription agreement to acquire 50.1% ownership interest in 2734158 Ontario Inc. (“273 Ontario”) by subscribing to 501,000 common shares of 273 Ontario for a total consideration of $723,000 (the “Acquisition”). Pursuant to the subscription agreement, the subscription price (the “Subscription Price”) was paid as follows:

•	payment of $200,000 on May 15, 2020 for the issuance of 138,589 common shares;
•	payment of $200,000 on June 15, 2020 for the issuance of 138,589 common shares;
•	payment of $200,000 on July 15, 2020 for the issuance of 138,589 common shares; and
•	payment of $123,000 on August 15, 2020 for the issuance of 85,233 common shares.

The following table summarises the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

$
Cash	48,850
Other assets	59,040
Computer equipment	16,337
Furniture and fixture	27,222
Leasehold improvement	46,081
Liabilities assumed	(20,328)
Total identifiable net assets acquired	177,202

On August 15, 2020, the total Subscription Price of $723,000 was fully paid to 273 Ontario.

The non-controlling interest is calculated as follow.

$
Cash consideration transferred	723,000
Ownership acquired	50.1%
Fair value of Manitoba Ltd	1,443,114
Fair value attributable to the controlling interests of Manitoba Ltd	(723,000)
Non-controlling interest	720,114

Licenses allocated from the acquisition has been recognized as follows.

$
Consideration transferred	723,000
Consideration received by 273 Ontario	(723,000)
Non-controlling interests	720,114
Fair value of identifiable net assets	(177,202)
Fair value of licenses	542,912

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

5. ACQUISITIONS (continued)

c) Acquisition of 2734158 Ontario Inc. (continued)

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

During the year ended June 30, 2021, the Company paid $72,539 on closing and the License Payment for total payments in the amount of $265,975. During the year ended June 30, 2022, the Company paid the remaining $39,292 outstanding. The total amount outstanding by the Company for the payment of the Additional Shares as at June 30, 2022 was $nil (2021 - $39,292).

During the year ended June 30, 2021, 273 Ontario paid dividends in the amount of $450,000. Of the $450,000 dividends paid, $177,975 were paid to the non-controlling interest shareholders of 273 Ontario.

During the year ended June 30, 2022, 273 Ontario paid dividends in the amount of $87,831. Of the $87,831 paid, $34,737 was paid to the non-controlling interest shareholders of 273 Ontario.

d) Asset Acquisition of Star Buds International Inc.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

5. ACQUISITIONS (continued)

d) Acquisition of Star Buds International Inc. (continued)

(iv)

issued a three-year promissory note for $527,967 with interest at 6% per annum payable upon maturity (the “Closing Promissory Note”). The fair value of the promissory notes was determined to be $381,093 (Note 19 (e));

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

$
Consideration paid
33,500,000 common shares at $0.17 per share	5,695,000
Initial promissory note (iv)	381,093
Additional promissory notes (v)	302,678
6,378,771
Liabilities assumed	55,000
6,433,771
Amount allocated to:
Leasehold improvements	1,060,224
Rental deposits	129,580
Star Buds trade name	5,243,967
6,433,771

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

5. ACQUISITIONS (continued)

e) Acquisition of Cordova OR Operations, LLC

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

On August 4, 2021, OR Operations sold all of its land, building, and construction-in-progress (the “Oregon Property”) for $2,726,680 (Note 11).

6. RESTRICTED CASH

Restricted cash relates to an amount held in an escrow account by the buyer of the Oregon Property (the “Escrow Account”). The amount held in the Escrow Account is non-interest bearing and restricted for the completion of the buildout of the Oregon Property (Note 11). During the year ended June 30, 2022, there was no amount withdrawn from the Escrow Account. The balance as at June 30, 2022 amounted to $1,033,650 (US $802,500) (2021 - $nil).

7. LOAN RECEIVABLE

On June 27, 2022, the Company acquired the rights to purchase the assets (the “AuBio Assets”) of AuBio Labs, LLC (the “AuBio Transaction”). The consideration for the AuBio Transaction is $902,020 (US $700,000), of which, $128,860 (US $100,000) was provided on the closing date of the AuBio Transaction, with the remaining $773,160 (US $600,000) to be advanced in tranches of $128,860 (US $100,000) over four months post transaction and $257,720 (US $200,000) to be advanced on November 26, 2022 (the “AuBio Advances”). Upon advancing the final amount, the Company will have the option to convert the AuBio Advances into full ownership of the AuBio Assets.

As at June 30, 2022, the Company had only advanced $128,860 (US $100,000). Due to the short-term duration of the advance and the Company’s option of completing the AuBio Transaction, this has been reflected as a loan receivable amount.

As at June 30, 2022, the loan receivable amounted to $128,860 (US $100,000) (2021 - $nil).

8. INVENTORY

The Company’s inventory includes purchased products and harvested cannabis plants. The Company’s cost of inventory during the year ended June 30, 2022 amounted to $9,665,379 (2021 - $7,119,894). Included in inventory, is the transfer of biological assets upon harvest amounted to $212,878 (Note 9). The Company’s inventory as at June 30, 2022 amounted to $723,953 (2021 - $504,521).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

9. BIOLOGICAL ASSETS

The biological assets of the Company consist of cannabis plants. The Company’s cannabis operations are located in Clackamas County, Oregon. During the year ended June 30, 2022, the Company no longer had any plants growing. The composition of the biological assets for the year ended June 30, 2022 is as follows:

$
Balance, June 30, 2020	-
Product costs capitalized	120,082
Fair value adjustment on biological assets	166,458
Exchange realignment	(921)
Transferred to inventory upon harvest	(259,008)
Balance, June 30, 2021	26,611

Product costs capitalized	(215,630)
Exchange realignment	2,752
Transferred to inventory upon harvest	212,878
Balance, June 30, 2022	-

Assumptions:

Biological assets are valued in accordance with IAS 41 - Agriculture (“IAS 41”) and are presented at their fair values less costs to sell at the point of harvest. The estimates and assumptions used are subject to volatility in uncontrollable market conditions, may significantly impact the fair value of biological assets. Biological assets represent a level 3 asset in the fair value hierarchy. For in-process biological assets, the fair value at the point of harvest is adjusted based on the stage of growth.

When determining the fair value of biological assets, the Company makes estimates and uses assumptions. Such assumptions include:

•	Expected costs required to grow the cannabis plants up to the point of harvest;
•	Estimated selling price per lb;
•	Expected yield from cannabis plants; and
•	Estimated stage of growth.

As at June 30, 2022, the Company no longer had any plants growing and accordingly, the value of the biological assets were valued at $nil.

10. OTHER DEPOSIT

On November 7, 2019, the Company advanced CDN $408,840 (US $300,000) to a non-arm’s length party in exchange for Promissory Note C (the “Joint Forces Deposit”).

On October 12, 2020, the Company entered into a settlement agreement (the “Settlement”), settling the outstanding Joint Forces Deposit for a payment term over 2 years for a total of US $338,000. The proceeds of the Settlement will be received by the beneficiaries of Promissory Note C. As a result, a gain on Settlement was recorded in the amount of $51,023 (US $38,000) during the year ended June 30, 2020.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

10. OTHER DEPOSIT (continued)

Accordingly, the Joint Forces Deposit was determined to be a financial instrument and recorded at amortized cost. The initial carrying amount of the financial asset was determined by discounting the stream of future payments of interest and principal at a market interest rate of 8% which is estimated to be the lending rate available to the Company for similar instruments. The balance of the Joint Forces Deposit amounted to $100,220 as at June 30, 2022 (2021 - $300,814). The current portion of the Joint Forces Deposit as at June 30, 2022 amounted to $100,220 (June 30, 2021 - $199,463). Interest income in relation to the Joint Forces Deposit amounted to $19,056 during the year ended June 30, 2022 (2021 - $28,939).

11. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

			Construction	Leasehold	Machinery	Computer	Furnitures
	Land	Building	in progress	improvements	and equipment	equipment	and fixtures	Total
	$	$	$	$	$	$	$	$
Cost
As at June 30, 2020	545,120	1,417,312	1,833,653	1,113,867	-	44,645	30,984	4,985,581
Additions	-	-	-	356,337	5,657	84,394	294,607	740,995
Disposals	-	-	-	(11,384)	-	(13,444)	(22,229)	(47,057)
Acqusition of subsidiaries	417,183	1,036,378	-	3,889	323,823	-	12,251	1,793,524
Translation adjustment	(60,124)	(143,324)	-	(155,296)	(11,023)	-	-	(369,767)
Transfer	-	-	(1,833,653)	1,833,653	-	-	-	-
Impairment charge	(95,429)	(248,115)	-	(320,999)	-	-	-	(664,543)
As at June 30, 2021	806,750	2,062,251	-	2,820,066	318,457	115,595	315,613	6,438,734
Additions	-	24,311	-	505,062	-	36,384	95,879	661,636
Disposals	(403,524)	(1,019,086)	-	(1,162,803)	-	-	-	(2,585,413)
Translation adjustment	-	(21,743)	-	-	-	-	-	(21,743)
Impairment charge	-	-	-	(211,774)	-	-	-	(211,774)
As at June 30, 2022	403,226	1,045,734	-	1,950,551	318,457	151,979	411,492	4,281,440

Accumulated depreciation
As at June 30, 2020	-	-	-	(2,027)	-	(2,708)	(1,033)	(5,768)
Depreciation	-	(46,365)	-	(256,534)	(22,379)	(29,711)	(28,487)	(383,476)
Disposals	-	-	-	-	-	-	1,097	1,097
Translation adjustment	-	1,551	-	6,735	749	-	-	9,035
As at June 30, 2021	-	(44,814)	-	(251,826)	(21,630)	(32,419)	(28,423)	(379,112)
Depreciation	-	(22,475)	-	(230,161)	(11,457)	(36,176)	(44,919)	(345,188)
Disposals	-	-	-	(22,570)	(34,047)	(10,764)	(50,054)	(117,435)
Translation adjustment	-	-	-	-	-	-	-	-
As at June 30, 2022	-	(67,289)	-	(504,557)	(67,134)	(79,359)	(123,396)	(841,735)

Net book value ($)
At June 30, 2020	545,120	1,417,312	1,833,653	1,111,840	-	41,937	29,951	4,979,813
At June 30, 2021	806,750	2,017,437	-	2,568,240	296,827	83,176	287,190	6,059,622
At June 30, 2022	403,226	978,445	-	1,445,994	251,323	72,620	288,096	3,439,705

During the year ended June 30, 2022, the Company incurred a depreciation expense in the amount of $345,188 (June 30, 2021 - $383,476).

Oregon - Sale leaseback transaction

On August 4, 2021, the Company, through its wholly-owned subsidiary, Cordova OR Operations, LLC, sold all of its land, building, and construction-in-progress (the “Oregon Property”) for $2,726,680 (US $2,200,000) and entered into an agreement to lease the Oregon Property from the buyer (the “Lease”). The Lease will allow the Company to operate on the Oregon Property for ten years, and provides options for two subsequent ten-year renewal periods. Proceeds from the sale were used to retire debts related to the Oregon Property and to finance the planned expansion in Oregon.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

11. PROPERTY AND EQUIPMENT, NET (continued)

Oregon - Sale leaseback transaction (continued)

The Lease was signed on July 20, 2021 and commenced on August 1, 2021. Certain amounts have been placed in escrow by the buyer to allow the completion of the buildout, as disclosed in Note 6. There is no rent payable during the first three months of the Lease and subsequent payments amount to $27,267 (US $22,000) per month for the reminder of the first year, with annual payment escalators thereafter.

The selling price of $2,726,680 for the Oregon Property was lower than the carrying value of the assets, comprising of land, building and construction-in-progress. Accordingly, an impairment loss in the amount of $664,543 was recorded during the year ended June 30, 2021. There was no impairment loss recorded in relation to the Oregon Property during the year ended June 30, 2022.

Leasehold improvements

Leasehold improvements include those acquired as part of the asset acquisition of Star Buds International Inc., as disclosed in Note 5(d) in the amount of $1,060,224. During the year ended June 30, 2022, the Company incurred an impairment expense in the amount of $211,774 related to these leasehold improvements (2021 - $nil).

12. RIGHT-OF-USE ASSETS

$
Balance, June 30, 2020	2,539,670
Additions during the year	963,489
Acquisition of a subsidiary	101,333
Depreciation for the year	(434,837)
Balance, June 30, 2021	3,169,655
Additions during the year	2,227,188
Depreciation for the year	(782,847)
Impairment of right of use assets	(183,693)
Foreign exchange translation	21,082
Balance, June 30, 2022	4,451,385

Leased properties are amortized over the terms of their respective leases.

Included in additions during the year ended June 30, 2022 is the addition of the lease on the Oregon Property in connection with a sale-leaseback transaction, as further described in Note 11.

During the year ended June 30, 2022, an existing long-term lease was cancelled. Accordingly, impairment of right of use assets was recorded of $183,693 along with a forgiveness of lease liability in the amount of $213,328. A net gain on extinguishment of $29,635 was recorded in the consolidated statements of operations and comprehensive loss.

13. INTANGIBLE ASSETS

The Company’s intangible assets relates to the brand name acquired from Star Buds International Inc. (Note 5 (d)). As this intangible asset was determined to be an indefinite life intangible asset, no amortization was recorded during the years ended June 30, 2022 and 2021.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

No impairment was recorded in relation to the intangible asset - Star Buds trade name during the years ended June 30, 2022 and 2021.

14. LICENSES

$
Cost
As at June 30, 2020	542,912
Acquisition of a subsidiary (Note 11)	167,999
As at June 30, 2021	710,911
Additions (disposals)	-
As at June 30, 2022	710,911

Accumulated amortization
As at June 30, 2020	-
Amortization	(141,249)
As at June 30, 2021	(141,249)
Amortization	(164,582)
As at June 30, 2022	(305,831)

Net book value ($)
As at June 30, 2021	569,662
As at June 30, 2022	405,080

During the year ended June 30, 2022, amortization expense in relation to these licenses amounted to $164,582 (June 30, 2021 - $141,249).

15. MORTGAGE PAYABLE

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

15. MORTGAGE PAYABLE (continued)

Oregon Mortgage (continued)

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

On August 4, 2021, the Oregon Mortgage was fully paid off upon the sale of the Oregon Property (Note 11).

Oregon Mortgage as at June 30, 2022 amounted $nil (June 30, 2021 - $755,789). Total interest expense in relation to the Oregon Mortgage for the year ended June 30, 2022 amounted to $nil (June 30, 2021 - $146,672).

Washington Mortgage

On February 26, 2021, the Company completed the Washington Acquisition (Note 12) and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

As at June 30, 2022, the amount outstanding under the Washington Mortgage amounted to $824,852 (2021 - $810,278). Total interest expense in relation to the Washington Mortgage amounted to $102,907 during the year ended June 30, 2022 (2021 - $43,675).

16. CONTRACT LIABILITY

The Company’s contract liability is deferred revenue which relates to revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) which amounted to $185,696 (June 30, 2021 - $226,903). Details of the Company’s contract liability is noted as follows:

	June 30, 2022	June 30, 2021

Opening balance	$226,903	$-
Additions	-	244,133
Changes in exchange rates	8,123	-
Revenue recognized from contract liability	(49,330)	(17,230)

Ending balance	$185,696	$226,903

Current portion	$50,771	$48,832
Long-term portion	134,925	178,071

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

17. LEASE LIABILITY

The following table represents the lease obligations for the Company as at June 30, 2022:

$
Balance, June 30, 2020	2,582,484

Additions	922,394
Acquisition of a subsidiary	101,333
Interest expense	223,799
Lease payments	(501,365)
Balance, June 30, 2021	3,328,645

Additions	2,227,188
Interest expense	532,773
Lease payments	(985,192)
Extinguishment of the lease liability	(213,329)
Foreign exchange translation	23,894
Balance, June 30, 2022	4,913,979

Allocated as:

	June 30, 2022 $	June 30, 2021 $

Current	601,732	438,856
Long-term	4,312,247	2,889,789
Total	4,913,979	3,328,645

The following table presents the contractual undiscounted cash flows for lease obligations as at June 30, 2022:

June 30, 2022
$
Less than one year	1,090,103
One to five years	3,867,127
More than five years	2,133,198
Total undiscounted lease obligation	7,090,428

The Company has a lease with a term less than 12 months and recorded $173,667, respectively (2021 -$32,479) of rent expense attributed to short-term leases during the year ended June 30, 2022.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

18. PROMISSORY NOTES PAYABLE

Promissory Note A - February 1, 2019

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

The Company repaid Promissory Note A and accrued interest during the years ended June 30, 2022 and 2021

As at June 30, 2022, $nil was outstanding under Promissory Note A (2021 - $44,732). Interest expense of $317 (June 30, 2021 - $7,149) was recorded for the year ended June 30, 2022.

Promissory Note B - June 19, 2019

On June 19, 2019, the Company issued secured promissory notes (the “Promissory Note B”) in the aggregate principal amount of $654,350 (US $500,000). The Promissory Note B matured on December 18, 2019 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note B is secured by a general security interest over all the assets of Cordova OR Holdings, LLC, a wholly owned subsidiary of the Company and parent to OR Operations. In connection with the Promissory Note B, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share.

The Promissory Note B was determined to be a compound instrument, comprising of a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $652,675 (US $489,152). The residual value of $14,367 (US $10,848) was allocated to warrants. The carrying value of the Promissory Note B, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note B, such that the carrying amount of the financial liability will equal the principal balance at maturity.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

18. PROMISSORY NOTES PAYABLE (continued)

Promissory Note B - June 19, 2019 (continued)

On December 16, 2019, the Company extended the maturity date of the Promissory Note B to March 19, 2020 (the “Extension”) in exchange for a one-time fee in the amount $13,142 (US $10,000), due at maturity and the issuance of additional warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $0.30 per share.

On the date of the Extension, the fair value of the liability was determined to be $696,151 (US $530,643). The residual value of $8,995 (US $6,857) was allocated to warrants. The carrying value of Promissory Note B, as a result of the Extension, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note B, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On March 16, 2020, the Company extended the maturity date of the Promissory Note B to June 19, 2020 in exchange for a fee in the amount $13,142 (US $10,000), due at maturity. On June 15, 2020, the Company extended the maturity date of the Promissory Note B to December 19, 2020 in exchange for a fee in the amount $40,472 (US $29,750), due at maturity.

On December 15, 2020, the Company extended the maturity date of the Promissory Note B to December 15, 2021 (the “Second Extension”) in exchange for a one-time fee in the amount $54,113 (US $42,200), the issuance of “Warrants - #A” for the purchase of 200,000 common shares of the Company exercisable until December 31, 2022 at a price of $0.32 per share, and the issuance of “Warrants - #B” for the purchase of 200,000 common shares of the Company exercisable until December 31, 2022 at a price of $0.50 per share.

On the date of the Second Extension, the fair value of the liability was determined to be $655,272 (US $515,070). The residual value of $15,823 (US $12,437) was allocated to warrants. The carrying value of Promissory Note B, as a result of the Extension, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note B, such that the carrying amount of the financial liability will equal the principal balance at maturity.

The Company repaid Promissory Note B during the year ended June 30, 2022.

As at June 30, 2022, the value of the Promissory Note B amounted to $nil (June 30, 2021 - $477,672). Accretion expense of $nil (June 30, 2021 - $11,536; June 30, 2020 - $22,671) and interest expense of $nil (June 30, 2021 - $179,720; June 30, 2020 - $131,893) was recorded for the year ended June 30, 2022.

Promissory Note C - April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note C-1”) in the principal amount of $527,967 . The Promissory Note C-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note C-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

18. PROMISSORY NOTES PAYABLE (continued)

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-2”) in the principal amount of $225,000 . The Promissory Note C-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note C-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-3”) in the principal amount of $196,832. The Promissory Note C-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note C-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at June 30, 2022, the value of these promissory notes amounted to $345,442 (June 30, 2021 - $491,175). Interest and accretion in the amount of $61,319 and $20,971, respectively (June 30, 2021 - $95,832 and $35,007, respectively; June 30, 2020 - $60,597 and $7,970, respectively).

Demand Notes - Year Ended June 30, 2022

During the year ended June 30, 2022, the Company issued short-term promissory notes (the “Demand Notes”) to certain arm’s-length parties. The aggregate amount of Demand Notes issued during the year ended June 30, 2022 amounted to $902,020 (US $700,000). $515,440 (US $400,000) was repaid in cash while the remaining $390,000 (US $300,000) (Note 20 (e) was settled into convertible debentures. The total interest and administrative fees charged in relation to these Demand Notes during the year ended June 30, 2022 amounted to $133,283 (US $100,000) (2021 - $nil).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

19. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares.

During the year ended June 30, 2022, the Company had the following common share transactions:

•	On April 21, 2022, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,718,000 units at a price of $0.31 per unit for gross proceeds of $2,104,246 (US $1,679,500); of which $1,891,879 (US $1,510,000) was received in cash and $212,367 (US $169,500) was issued in settlement of outstanding fees and debt. Each unit is comprised of one common share of the Company and one warrant that entitles the holder to purchase one share of the Company at a price of $1.25 per share for a period of two years from the date of issuance. $122,436 was allocated to warrants;
•	On February 26, 2022 and in connection with the exercise of share purchase warrants, 700,000 common shares were issued at a price of $0.30 per share for aggregate proceeds of $210,000. In relation to this exercise, 124,788 was transferred from contributed surplus to share capital;
•	On December 17, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were issued. $923,590 was transferred from shares to be issued to share capital;
•	On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt, which included $97,500 which was outstanding to a director of the Company. These units were comprised of a common share and a share purchase warrant exercisable at $0.45 per share for a period of 24 months from the date of issuance; and
•	On August 1, 2021 and in connection with the exercise of stock-options by consultants, 200,000 common shares were issued at a price of $0.25 per share. As a result of this exercise, $25,959 was transferred from contributed surplus to share capital.

During the year ended June 30, 2021, the Company had the following common share transactions:

•	On February 26, 2021, the Company issued 3,000,000 common shares of the Company for the acquisition of Extraction Technologies, LLC (Note 5);
•	On February 19, 2021, the Company issued 6,177,721 common shares of the Company at a price of $0.32 per share for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt;
•	On January 6, 2021, the Company issued 9,000,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds for the opening of three cannabis retail stores under the Starbuds trade name;
•	On August 17, 2020, the Company issued 3,024,521 common shares of the Company at a price of $0.32 per share for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt; and
•	On July 27, 2020, the Company issued 6,000,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Starbuds for the opening of two cannabis retail stores under the Starbuds trade name.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

19. SHARE CAPITAL (continued)

Shares to be issued

During the year ended June 30, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were classified as shares to be issued. On December 17, 2021, these common shares were issued.

As at June 30, 2022, the value of shares to be issued amounted to $nil (June 30, 2021 - $923,590).

Contingently issuable shares

As at June 30, 2022 there were nil (2021 - 4,000,000) contingently issuable shares of the Company in relation to the Washington Acquisition (Note 5).

Shares subscriptions received in advance

During the year ended June 30, 2021, the Company received a total of $647,296 in deposits related to a non-brokered private placement financing. This non-brokered private placement closed on August 19, 2021, as noted above.

20. CONVERTIBLE DEBENTURES

a) Convertible Debentures Series A-1 - March 13, 2019

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

20. CONVERTIBLE DEBENTURES (continued)

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

The equity component from the initial recognition resulted taxable temporary difference. The Company recognized the deferred tax liabilities of $24,264, which was charged directly to the carrying amount of the two equity components. Subsequent changes in the deferred tax liability are recognized in profit and loss as deferred tax recovery.

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

b) Convertible Debentures Series A-2 - August 14, 2019

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

20. CONVERTIBLE DEBENTURES (continued)

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

On April 22, 2020, the Debenture Units of Series A-2 were converted into the Convertible Debentures Series A-3 offering. The principal amount of $713,000, the accrued interest of 49,614 and loss of $1,614, for total transfer of $761,000 were transferred to Convertible Debentures Series A-3. The total amount of interest and accretion amounted to $49,614 and $33,454, respectively. The Company recorded deferred tax recovery of $28,833 for the year ended June 30, 2020.

c) Convertible Debentures Series A-3 - April 22, 2020

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

20. CONVERTIBLE DEBENTURES (continued)

On April 24, 2021, the Company elected to automatically convert the Debentures of Series A-3 (Note 20).

During the year ended June 30, 2022, interest of $nil was recorded in the equity portion of the convertible debt (2021 - $142,490).

d) Convertible Debentures Series A-4 - March 12, 2021

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

On May 31, 2022, the Debenture Units of Series A-4 were converted into the Convertible Debentures Series A-5 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-5. As a result of the transfer, a loss in the amount of $99,635 was recorded.

During the year ended June 30, 2022, interest of $45,762 was recorded in the equity portion of the convertible debt (2021 - $16,512).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

20. CONVERTIBLE DEBENTURES (continued)

e) Convertible Debentures Series A-5 - May 31, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-5”) of the Company for gross proceeds of $897,000.

Each Debenture Unit of Series A-5 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-5”) and 1,000 common share purchase warrants (the “Warrants of Series A-5”) of the Company. The Debentures of Series A-5 mature on May 31, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-5 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of the Debentures of Series A-5 and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-5 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-5 entitles the holder to purchase one common share of the Company until May 31, 2023 at an exercise price of $1.25 per share.

Prior to closing of the Offering, the Company exercised its rights of repayment in respect of the Convertible Debentures of Series A-4 of the Company issued on March 12, 2021 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-4 directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-5. The Company issued an aggregate of $488,500 worth of Debenture Units to the subscribers of the Debentures of Series A-4. The remaining $448,500 pertained to a settlement of outstanding Demand Loans (Note 18) in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

The Debenture Units of Series A-5 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-5 are added to the equity portion of convertible debt as accrued.

During the year ended June 30, 2022, interest of $11,212 was recorded in the equity portion of the convertible debt (2021 - $nil).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

21. OPTIONS

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

Outstanding options as at June 30, 2022 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Executive Officers	300,000	$0.25	0.65
Directors	3,550,000	$0.28	0.79
Consultants	1,250,000	$0.41	0.83
	5,100,000

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
Feb. 25, 2020(iii)	Feb. 24, 2023	600,000	600,000	$0.25	$103,838
Apr. 7, 2020(iv)	Apr. 6, 2023	3,000,000	3,000,000	$0.25	$369,426
May 16, 2020(v)	May 5, 2023	1,500,000	1,500,000	$0.45	$396,036

The fair value of these issued stock options were determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

Stock price	$0.19-0.405
Risk-free interest rate	0.33-1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	112-124%
Dividend yield	nil

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

21. OPTIONS (continued)

There were no stock options issued during the year ended June 30, 2022 and year ended June 30, 2021.

During the year ended June 30, 2022 and in connection with stock options previously issued to consultants, stock options were exercised for the purchase of 200,000 common shares of the Company at an exercise price of $0.25 per share for gross proceeds of $50,000. As a result of this exercise, contributed surplus in the amount of $25,959 was transferred to share capital.

During the year ended June 30, 2021, 1,750,000 stock options expired unexercised.

During the year ended June 30, 2022, the Company expensed $nil (June 30, 2021 - $nil; June 30, 2020 - $869,299) of the fair value of the stock options.

22. WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2020	10,249,500	0.53	2.00
Issued	6,790,000	0.35	1.97
Expired	(1,450,000)	1.29	0.00
June 30, 2021	15,589,500	$0.38	1.30
Issued	10,097,379	0.98	2.00
Exercised	(700,000)	0.30	0.16
Expired	(3,309,500)	0.48	-
June 30, 2022	21,677,379	$0.65	1.00

During the year ended June 30, 2022:

•	The Company issued 6,718,000 common share purchase warrants in connection with a non-brokered convertible debenture offering (Note 19);
•	The Company issued 3,379,379 common share purchase warrants in connection with a non-brokered private placement (Note 19);
•	700,000 common share purchase warrants were exercised (Note 19);
•	3,309,500 common share purchase warrants expired, unexercised; and
•	No common share purchase warrants were forfeited or cancelled.

During the year ended June 30, 2021:

•	the Company issued 6,790,000 common share purchase warrants to employees and directors, for the amendment of promissory notes payable, and a convertible debenture financing;
•	1,450,000 common share purchase warrants expired, unexercised; and
•	No common share purchase warrants were forfeited or cancelled.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

22. WARRANTS (continued)

The fair value of these issued warrants of was determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

Stock price	$0.19-0.35
Risk-free interest rate	0.26-0.32%
Expected life	1-3 years
Estimated volatility in the market price of the common shares	87-89%
Dividend yield	nil

During the year ended June 30, 2022, the Company expensed $1,920 (June 30, 2021 - $941,854; June 30, 2020 - $179,362), in the fair value of warrants as a result of the issuances which have been recorded as share based compensation.

23. COMMITMENTS

(a) Employment Agreements

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

(b) COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus (“COVID-19”) a pandemic, which has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures have caused material disruption to businesses globally resulting in an economic slowdown. The COVID-19 pandemic has impacted revenue in the Canadian consumer market, as governments have imposed retail access restrictions to curbside pickup at points during the pandemic, and have changed their purchasing patterns to reflect the slow-down in the market. The sale of consumer cannabis has been recognized as an essential service across Canada. All of the Company’s facilities in Canada and the United States continue to be operational and the Company continues to work closely with local, national and international government authorities to ensure that the Company is following the required protocols and guidelines related to COVID-19 within each region.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods as well as the Company’s ability to find new business opportunities, raise capital or restructure the Company’s finances. The effects of any such changes could be material, which could result in, among other things, impairment of long-lived assets. The Company is closely monitoring the impact of COVID-19 on all aspects of its business.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

24. RELATED PARTY TRANSACTIONS

Related party transactions as at and for the year ended June 30, 2022, 2021 and 2020 and the balances as at those dates, not disclosed elsewhere in these consolidated financial statements are as follows:

a)

During the year ended June 30, 2022, the Company expensed $669,000 (June 30, 2021 - $842,500; June 30, 2020 - $662,284), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at June 30, 2022, the Company had fees payable to officers and directors of the Company of $1,879,125 (June 30, 2021 - $1,859,567); and

b)	During the year ended June 30, 2022, the Company expensed $nil (June 30, 2021 - $740,200; June 30, 2020 - $559,846) in share based compensation related to officers and directors of the Company.

25. FINANCIAL INSTRUMENTS AND RISK FACTORS

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

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, restricted cash, accounts receivable, promissory notes payable, mortgage payable and accounts payable and accrued liabilities approximate their carrying value due to the relatively short-term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2022:

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

25. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Credit Risk

The Company’s maximum exposure to credit risk, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties, totals the carrying amount of these assets as stated in the consolidated statements of financial position. The Company’s principal financial assets are cash, restricted investments and accounts receivable, which represent the Company’s exposure to credit risk in relation to financial assets. The credit risk on cash and restricted investments is mitigated by transacting with banks with high credit ratings assigned by international credit-rating agencies. An allowance for expected credit losses is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information when necessary.

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

As at June 30, 2022, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2022, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investments in other listed public companies, and therefore it is not subject to any significant stock market price risk.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

26. CAPITAL MANAGEMENT

The Company’s definition of capital includes all components of shareholders’ equity excluding non-controlling interest. As at June 30, 2022, the Company’s capital amounted to $5,861,494 (June 30, 2021 - $6,492,208). The Company’s objectives when managing capital are as follows:

(i) to safeguard the Company’s ability to continue as a going concern; and

(ii) to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s short-term and long-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

27. INCOME TAXES

Canadian

Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2022	June 30, 2021	June 30, 2020
Loss from Canadian operations	$(3,352,945)	$(3,533,381)	$(4,254,121)
Combined Canadian statutory income tax rates	26.50%	26.50%	26.50%
Income tax recovery at statutory income tax rates	$(880,530)	$(936,346)	$(1,127,342)
Increase in taxes resulting from:
Stock-based compensation expense	509	249,951	277,895
Other	97,998	151,821	122,137
Unrecognized benefit of non-capital losses	829,661	836,177	672,781
Provision for income taxes, net of (recovery)	$39,637	$301,603	$(54,349)

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

	June 30,	June 30,	June 30,
	2022	2021	2020
Amounts related to tax loss carry forwards	16,836,000	13,857,000	11,898,000

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

27. INCOME TAXES (continued)

Deferred Tax Liabilities	June 30, 2022	June 30, 2021

Licenses	$21,420	$36,540

Non-capital Losses

As at June 30, 2022, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $16,836,000 which may be applied against future Canadian taxable income and expire as detailed below. No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

The net operating losses for these years will not be available to reduce future taxable income until the returns are filed.

2027	536,000
2028	868,000
2029	1,047,000
2030	627,000
2031	251,000
2032	161,000
2033	52,000
2034	115,000
2035	177,000
2036	74,000
2037	88,000
2038	1,399,000
2039 2040	3,602,000 2,901,000
2041	1,959,000
2042	2,979,000
$16,836,000

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

27. INCOME TAXES (continued)

United States

Income Taxes

The major factors that cause variations from the Company’s combined United States federal and state level income tax rates were the following:

	June 30, 2022	June 30, 2021	June 30, 2020
	$	$	$
Loss from US operations	(636,005)	(951,531)	(420,578)
Combined federal and state level taxes	28.15%	27.79%	29.71%
Expected income tax payable	(179,035)	(264,430)	(124,941)
Temporary difference, equipment	147,255	200,620	-
Other	16,311	(42,348)	-
Unrecognized benefit of non-capital losses	15,469	106,158	124,941
Provision for income taxes	-	-	-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following United States deductible temporary differences:

	June 30,	June 30,	June 30,
	2022	2021	2020
Amounts related to tax loss carry forwards	1,618,000	1,581,000	1,199,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

Non-capital Losses

As at June 30, 2022, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $1,618,000 which may be applied against future United States taxable income and expire as detailed below.

No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

2038	$144,000
2039	634,000
2040	421,000
2041	382,000
2042	37,000
$1,618,000

28. COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net and comprehensive loss.

29. SUBSEQUENT EVENTS

Subsequent to the year ended June 30, 2022, the Company issued short-term promissory notes to certain arm’s-length parties. The aggregate amount of these promissory notes amounted to $773,160 (US $600,000). Of these $773,160 (US $600,000) issued promissory notes, $257,720 (US $200,000) has been repaid.

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

56

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

57

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this December 13, 2022.

CORDOVACANN CORP.

By:	/s/ Ashish Kapoor
Name: Ashish Kapoor
Title: Chief Financial Officer

58

CordovaCann Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2022

Prepared as at October 27, 2022

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. for the year ended June 30, 2022 should be read in conjunction with the consolidated financial statements for the year ended June 30, 2022. The Company’s financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”).

All dollars referred to herein are expressed in Canadian dollars except where indicated otherwise.

This management discussion and analysis is prepared by management as at October 27, 2022.

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

Overview

Business Overview

CordovaCann Corp. (formerly, LiveReel Media Corporation) (the “Company” or “CordovaCann” or “Cordova”) is headquartered in Toronto, Canada and specializes in identifying, funding, developing and managing operations throughout the cannabis value chain. The Company takes a holistic approach to working with its partners throughout North America to build a network of cannabis operations on its multi-jurisdictional platform. CordovaCann owns operations in the United States in Oregon and Washington and has built a chain of cannabis retail stores in Canada with locations in Ontario, Manitoba, Alberta and British Columbia. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares (the “Common Shares”) currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

The Company has the following three-pronged strategy to approach the cannabis marketplace:

Retail

The Company’s retail business continues to grow its presence in Canada with 14 stores across four provinces and it is looking to establish a footprint in the United States.  The Company’s current stores have compelling store unit economics, where stores are quickly profitable and have an investment payback of twelve months or less after opening.  Cordova primarily targets markets where the stores become part of the fabric of the communities around them, thus creating a loyal customer base for its stores.  The Company continues to pursue successful one-off retailers and small chains at valuations that are very accretive to the base.

White Label Manufacturing

The Company is focused on establishing white-label manufacturing of cannabis products to aid in the geographic proliferation of strong cannabis brands. Cordova plans on partnering with the best brands in its jurisdictions to lower the cost of production and accelerate the time to additional markets.  Outsourcing manufacturing allows brands to focus on increasing audience size and share, while still dictating the production process. Cordova plans to attract these brands via its geographically diversified production facilities, which will enable brands to enter multiple new states at once.

Niche Cannabis Brands

The third key sector of focus for Cordova is developing or acquiring niche brands that have cult-like followings that can be introduced to new markets. We are aware that most significant cannabis brands have been born on the west coast and have neglected the opportunity to expand geographically. The potential to create national brands is expected to accelerate with expected upcoming federal legalization and Cordova has the ability to leverage investments in white label manufacturing and larger retail chains to drive brand awareness and increase brand profitability.

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

Summary of Investment in 2734158 Ontario Inc.

On May 15, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova invested seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and invested (i) two hundred thousand dollars ($200,000) on June 15, 2020, (ii) two hundred thousand dollars ($200,000) on July 15, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 15, 2020, which collectively gave the Company ownership of 50.1% of 273 after all payments were made. The Transaction is subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 6 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores are operated by 273 under the Star Buds brand name, and Cordova is leveraging its assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 not previously owned by Cordova (the “Additional Shares”) bringing its accumulated ownership of 273 to 60.45%. The total purchase price for the Additional Shares amounted to $305,267, of which $265,975 was paid during the year end June 30, 2021 and the remainder $39,292 was paid during the three months ending September 30, 2021.

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

Summary of Oregon Transaction

On August 4, 2021, the Company, through its wholly-owned subsidiary, Cordova OR Operations, LLC (“OR Operations”) sold all of its land, building and equipment (the “Oregon Property”) for US $2,200,000 and entered into an agreement to lease the Oregon Property from the buyer (the “Sale Leaseback”). The Sale Leaseback will allow the Company to operate the Oregon Property for ten years, and provides options for two subsequent ten-year renewal periods. Proceeds from the sale were used to retire debts related to the Oregon Property and finance the planned Oregon expansion. A total of US $600,000 of the purchase price has been placed in escrow by the buyer to allow the Company to complete its buildout of the facility. The Sale Leaseback commenced on August 1, 2021.

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

Summary of AuBio Transaction

On June 27, 2022 (the “Closing Date”), the Company, through its wholly-owned subsidiary, CordovaCann Holdings, Inc., acquired the rights to purchase assets (the “Assets”) of AuBio Labs, LLC (“AuBio”). AuBio is an arm’s length California-based company that holds licenses, equipment and a leased facility to provide cannabis extraction services and manufactured products for sale to licensed cannabis retailers in the State (the “Transaction”). The Assets will enable Cordova to produce a variety of cannabis products on both a white label and branded basis for the largest cannabis market in the world. AuBio, headquartered in Costa Mesa, California will launch a lineup of cannabis derivative products under the AuMor brand and will also produce extracts and end products for other licensed cannabis operators via tolling agreements and white label manufacturing contracts. The business is expanding its customer base and product offerings and will continue to be led by its founder. The Assets include equipment for extraction and manufacturing, intellectual property related to various AuBio brands already in the market or that are expected to be launched, contracts regarding the distribution of branded products, and the option to secure the currently leased premises in Costa Mesa. The consideration for the Transaction is US $700,000, of which $100,000 was provided as a loan to AuBio on the Closing Date. Cordova will loan an incremental US $100,000 on the monthly anniversary of the Closing Date for each of the next five months, and then provide a final loan amount of $200,000 on November 26, 2022. Upon providing the final loan tranche, the Company has the option to convert the loan to equity for full ownership of the Assets.

Business Plan and Strategy

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a global industry leader. The Company is building and acquiring leading cannabis retail, processing and production operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal, regulated medical, and/or recreational cannabis industries. The Company is focused on expanding its retail footprint, investing and scaling its branded product portfolio, and leveraging excess capacity for white label manufacturing. The Company intends to leverage its low-cost infrastructure, administrative support, and move toward vertical integration in key markets to establish a global multi-jurisdictional platform.

CordovaCann continues to work with knowledgeable cannabis operators and over the next twelve months, the Company is focused on growing its retail operations in both Canada and the United States. It is also working to expand the throughput of its wholesale operations as well as launch branded products in its U.S. markets.  Moving forward, the Company will also seek to enter additional key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms and allow these clients and prospective clients to gain access to our distribution channels to generate additional revenue for the Company.

CordovaCann’s long-term focus is to continue expanding its reach into additional legal markets, and the Company expects to organically build and acquire cannabis producers, processors and retailers globally. The Company continues to develop and acquire additional operations and products, and broaden its channels for distribution.

Outlook

Current Outlook

Management continues to take an active approach to examining business opportunities in the cannabis industry that could enhance shareholder value. The focus in the near term is to continue to grow its retail operations in Canada where the Company has established a presence in the Provinces of Ontario, Manitoba, Alberta and British Columbia. The Company is expecting to grow its retail operations both through development of new stores as well as looking for acquisition opportunities in strategic markets.

CordovaCann is also focussing on growing its presence in the United States. Along with its growing operations in Oregon, Washington and California, the Company is actively pursuing new opportunities in additional states to add to its portfolio, with its goal of having vertically integrated operations in key global cannabis markets.

Selected Financings

On August 17, 2020, the Company issued 3,024,521 common shares of the Company for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt.

On February 19, 2021, the Company issued 6,117,721 common shares of the Company for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt.

On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt.

On April 21, 2022, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,718,000 units at a price of US $0.31 per unit for gross proceeds of $2,104,246 (US $1,679,500); of which $1,891,879 (US $1,510,000) was received in cash and $212,367 (US $169,500) was issued in settlement of outstanding fees and debt. Each unit is comprised of one common share of the Company and one warrant that entitles the holder to purchase one share of the Company at a price of $1.25 per share for a period of two years from the date of issuance.

Number of Common Shares

There were 109,502,853 Common Shares issued and outstanding as at June 30, 2022 and 109,502,853 Common Shares issued and outstanding as at October 27, 2022 being the date of this report. There were 5,100,000 options issued and outstanding as at June 30, 2022 and October 27, 2022. There were 21,677,379 and 21,677,379 warrants, respectively, issued and outstanding as at both June 30, 2022 and October 27, 2022.

Quarterly Financial Results

The following table summarizes financial information for the 4th quarter of fiscal 2022 and the preceding seven quarters:

Results of Operations

Revenue

For the year ended June 30, 2022, the Company's revenue amounted to $13,526,084 (June 30, 2021 - $10,318,845; June 30, 2020 - $166,773) The significant increase in revenue relates to the expansion in retail operations of the Company during the past twelve months in the provinces of Ontario, Manitoba and Alberta.  Further, investments in Washington and Oregon operations have also contributed to the revenue during the year ended June 30, 2022.

Cost of Sales and Gross Margin

For the year ended June 30, 2022, the Company incurred $9,798,408 (June 30, 2021 - $6,826,605; June 30, 2020 - $106,742) of cost of sales. The gross margin amounted to $3,727,676 (June 30, 2021 - $3,492,240; June 30, 2020 - $60,031) from its retail operations. The increase in cost of sales directly relates to the increase in revenue.

Operating Expenses

The Company incurred the following operating expenses over the year ended June 30, 2022, 2021 and 2020:

The overall analysis of the key expenses above is as follows:

Consulting fees

Consulting fees for the year ended June 30, 2022 amounted to $1,289,457 (June 30, 2021 - $1,302,191; June 30, 2020 - $1,295,829). Consulting fees related to fees accrued for the officers of the Company and other consultants that support the Company and the reduction in such fees over the comparable periods is due to cost saving measures undertaken by the Company.

Share based compensation

Share based compensation for the year ended June 30, 2022 amounted to $1,920 (June 30, 2021 - $941,854; June 30, 2020 - $1,048,661). The share-based compensation expense for the year ended June 30, 2022 and 2021 was in relation to the graded vesting of warrants that were issued previously.

Professional fees

Professional fees for the year ended June 30, 2022 amounted to $268,055 (June 30, 2021 - $362,479; June 30, 2020 - $488,902). Professional fees for the year ended June 30, 2022 and 2021 were comprised of legal and audit fees and the higher amounts in 2021 reflect the increased acquisition activity during that period. The additional legal fees incurred during the year ended June 30, 2021 related to costs associated with financings, and transactions costs associated with the acquisition of the additional non-controlling interest in 2734158 Ontario Inc. and 10062771 Manitoba Ltd., as mentioned above.

Shareholder information services

Shareholders information services for the year ended June 30, 2022 amounted to $249,099 (June 30, 2021 - $358,516; June 30, 2020 - $135,181). Shareholder information services for the year ended June 30, 2022, and 2021 were comprised of director fees, transfer agent fees, other filing fees and investor relation services. The decrease during the year ended June 30, 2022 are as a result of cost savings measures the Company undertook over fiscal 2022, including reducing expenses related to investor relations services.

Salaries and wages

Salaries and wages for the year ended June 30, 2022 amounted to $2,183,630 (June 30, 2021 - $1,030,580; June 30, 2020 - $23,039). The salaries and wages expenses are related to the employees hired for the Company’s retail cannabis operations and the increase in the expense is due to additional retail locations operating for the entire year ended June 30, 2022 in contrast to the comparative period.

Office and general

Office and general for the year ended June 30, 2022 amounted to $1,145,361 (June 30, 2021 - $749,522; June 30, 2020 - $211,309). Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants. The increase in office and general costs during the year ended June 30, 2022 was primarily a result of increased activity related to the retail cannabis stores and associated administrative expenses for those locations.

Depreciation

Depreciation for the year ended June 30, 2022 amounted to $345,188 (June 30, 2021 - $383,476; June 30, 2020 - $5,768). Depreciation relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores. The increase in depreciation is as a result of an investment in Company’s tangible assets related to its retail platform.

Amortization of right-of-use assets

Amortization of right-of-use assets for the year ended June 30, 2022 amounted to $782,108 (June 30, 2021 - $434,837; June 30, 2020 - $92,167). Amortization relates to the Company’s retail leases entered into as part of the Star Buds acquisition, the Ontario leases, the Manitoba leases, and the Oregon lease as a result of the sales-lease back transaction during the year ended June 30, 2022. The increase in amortization during the comparative period is a result of the additional retail leases entered into or existing for the entire fiscal 2022 in comparison to earlier periods..

Amortization of licenses

Amortization of licenses for the year ended June 30, 2022 amounted to $164,582 (June 30, 2021 - $141,249; June 30, 2020 - $nil). Amortization of licenses relates to the retail cannabis license acquired as part of the acquisition of 2734158 Ontario Inc. during the year ended June 30, 2020 and the retail cannabis license acquired as part of the acquisition of 10062771 Manitoba Ltd. during the year ended June 30, 2021.

Leases and utilities

Leases and utilities for the year ended June 30, 2022 amounted to $470,996 (June 30, 2021 - $344,576; June 30, 2020 - $67,800). Lease and utilities expenses relate to the leases entered into through the Company’s retail platforms as well as the sale-leaseback transaction for its Oregon Property.

Other Income and Expenses

The overall analysis of other income/expenses is as follows:

Interest expense

Interest expenses for the year ended June 30, 2022 amounted to $308,877 (June 30, 2021 - $606,830; June 30, 2020 - $564,897). The interest expense during the year ended June 30, 2022 and 2021 was primarily in relation to convertible debentures, promissory notes and mortgages issued.  The reduction in interest during the year ended June 30, 2022 is primary due to the repayment of the mortgage related to the Oregon Property and general reduction of promissory notes and convertible debentures through repayments and settlements over the past twelve months.

Interest on lease liability

Interest on lease liability for the year ended June 30, 2022 amounted to $531,768 (June 30, 2021 - $223,798; June 30, 2020 - $46,171). Interest on lease liability relates to the Company’s retail leases entered into as part of the Star Buds acquisition, the Ontario leases, the Manitoba leases, and the Oregon lease as a result of the sales-lease back transaction during the year ended June 30, 2022. The increase in interest on lease liability during the comparative period is a result of the additional retail leases entered into or existing for the entire fiscal 2022 in comparison to earlier periods..

Accretion expense

Accretion expense for the year ended June 30, 2022 amounted to $61,319 (June 30, 2021 - $184,410; June 30, 2020 - $249,518). Accretion expense primarily relates to a discount on convertible debentures and promissory notes issued in relation to the Star Buds transaction as noted above. The decrease in accretion expense is due to the maturity of certain convertible debentures and promissory notes.

Foreign exchange (gain) loss

Foreign exchange (gain) loss for the year ended June 30, 2022 amounted to ($186,372) (June 30, 2021 - $307,673; June 30, 2020 - $56,225). The foreign exchange gains and losses during the year ended June 30, 2022, and 2021 were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Gain on extinguishment of lease

Gain on extinguishment of lease for the year ended June 30, 2022 amounted to $29,635 (June 30, 2021 - $nil; June 30, 2020 - $nil). The gain on extinguishment of lease related to the termination of an existing lease resulting in the elimination of the right of use asset and lease liability.

Impairment of assets

Impairment of assets for the year ended June 30, 2022 amounted to $211,774 (June 30, 2021 - $664,543; June 30, 2020 - $16,316). The impairment of assets relates to the write-down of the Oregon land, building and construction-in-progress during the year ended June 30, 2021.

Loss (gain) on settlement

Loss on settlement for the year ended June 30, 2022 amounted to $99,635 (June 30, 2021 - $nil; June 30, 2020 - gain of $51,023). Loss on settlement relates to a loss on the settlement of an existing convertible debenture tranche.

Loss on deposit

The Company’s loss on deposit during the year ended June 30, 2022 amounted to $nil (June 30, 2021 - $$nil;; June 30, 2020 - $396,000). The loss on deposit in fiscal 2020 relates to the Company’s non-refundable deposits made towards a transaction in California (the “California Transaction”) during fiscal year ended June 30, 2019. During the year ended June 30, 2020, the Company terminated the California Transaction resulting in this loss.

Other income

Other income for the year ended June 30, 2022 amounted to $186,257 (June 30, 2021 - $66,805; June 30, 2020 - $65,920). Other income is related to rental of the Company’s Washington property as well sale of data related to its retail operations.

Liquidity and Capital Resources

Working Capital

As at June 30, 2022, the Company had total assets of $16,750,865 (June 30, 2021 - $17,274,041) consisting of the following:

The slight decrease in total assets from June 30, 2021 to June 30, 2022 was primarily the result of the decrease in cash and cash equivalents, other deposits and property and equipment assets during the year ended June 30, 2022. The restricted cash relates to funds escrowed for completion of construction of the Oregon facilities as well as the security deposits related to the sale-leaseback transaction.

As at June 30, 2022, the Company had total liabilities of $10,164,578 (June 30, 2021 - $9,955,668) consisting of the following:

The increase in liabilities from June 30, 2021 to June 30, 2022 was primarily related to the increase in the lease liability as a result of the sale-leaseback transaction of the Oregon Property partially offset by the repayments of mortgage payable and promissory notes payable. During the year ended June 30, 2022, the Company used proceeds from its sale-leaseback to repay for the associated liabilities on the Oregon Property.

As at June 30, 2022, the Company had a working capital deficiency of $2,485,158 as compared to a working capital deficiency of $4,721,484 as at June 30, 2021. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all cashflow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Used in Operating Activities

The Company used cash in operating activities in the amount of $2,071,704 (June 30, 2021 - $221,155) for the year ended June 30, 2022 due to the reasons discussed above.

Cash Provided by (used in) Investing Activities

The Company received proceeds from investing activities in the amount of $2,065,044 (June 30, 2021 - used cash in the amount of $872,052) for the year ended June 30, 2022. The investing activities during the year ended June 30, 2022 were primarily related the sale-leaseback transaction on the Oregon Property and additions to property and equipment for the Company’s retail stores.

Cash Provided By (used in) From Financing Activities

The Company received proceeds of $720,688 from financing activities (June 30, 2021 - received proceeds of $1,571,358) during the year ended June 30, 2022. The financing activities during the year ended June 30, 2022 related to the equity and debt financings net of repayment of the Oregon Mortgage, other debt and lease liabilities.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares.

During the year ended June 30, 2022, the Company had the following common share transactions:

•	On April 21, 2022, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,718,000 units at a price of US $0.31 per unit for gross proceeds of $2,104,246 (US $1,679,500); of which $1,891,879 (US $1,510,000) was received in cash and $212,367 (US $169,500) was issued in settlement of outstanding fees and debt. Each unit is comprised of one common share of the Company and one warrant that entitles the holder to purchase one share of the Company at a price of $1.25 per share for a period of two years from the date of issuance.
•	On February 26, 2022 and in connection with the exercise of share purchase warrants, 700,000 common shares were issued at a price of $0.30 per share for aggregate proceeds of $210,000. In relation to this exercise, 124,788 was transferred from contributed surplus to share capital;
•	On December 17, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were issued. $923,590 was transferred from shares to be issued to share capital;
•	On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt, which included $97,500 which was outstanding to a director of the Company. These units were comprised of a common share and a share purchase warrant exercisable at $0.45 per share for a period of 24 months from the date of issuance; and
•	On August 1, 2021 and in connection with the exercise of stock-options by consultants, 200,000 common shares were issued at a price of $0.25 per share. As a result of this exercise, $25,959 was transferred from contributed surplus to share capital.

During the year ended June 30, 2021, the Company had the following common share transactions:

•	On February 26, 2021, the Company issued 3,000,000 common shares of the Company for the acquisition of Extraction Technologies, LLC;
•	On February 19, 2021, the Company issued 6,177,721 common shares of the Company at a price of $0.32 per share for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt;
•	On January 6, 2021, the Company issued 9,000,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds for the opening of three cannabis retail stores under the Starbuds trade name;
•	On August 17, 2020, the Company issued 3,024,521 common shares of the Company at a price of $0.32 per share for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt; and
•	On July 27, 2020, the Company issued 6,000,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Starbuds for the opening of two cannabis retail stores under the Starbuds trade name.

Shares to be issued

During the year ended June 30, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were classified as shares to be issued. On December 17, 2021, these common shares were issued.

As at June 30, 2022, the value of shares to be issued amounted to $nil (June 30, 2021 - $923,590).

Contingently issuable shares

As at June 30, 2022 there were nil (June 30, 2021 - 4,000,000) contingently issuable shares of the Company in relation to the Washington Acquisition

Warrants

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2020	10,249,500	0.53	2.00
Issued	6,790,000	0.35	1.97
Expired	(1,450,000)	1.29	0.00
June 30, 2021	15,589,500	$0.38	1.30
Issued	10,097,379	0.98	2.00
Exercised	(700,000)	0.30	0.16
Expired	(3,309,500)	0.48	-
June 30, 2022	21,677,379	$0.65	1.00

During the year ended June 30, 2022:

•	The Company issued 6,718,000 common share purchase warrants in connection with a non-brokered convertible debenture offering;
•	The Company issued 3,379,379 common share purchase warrants in connection with a non-brokered private placement;
•	700,000 common share purchase warrants were exercised (Note 19);
•	3,309,500 common share purchase warrants expired, unexercised; and
•	No common share purchase warrants were forfeited or cancelled.

During the year ended June 30, 2021:

•	the Company issued 6,790,000 common share purchase warrants in to employees and directors, for the amendment of promissory notes payable, and a convertible debenture financing;
•	1,450,000 common share purchase warrants expired, unexercised; and
•	No common share warrants were forfeited or cancelled.

The fair value of these issued warrants of was determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

Stock price	$0.19-0.35
Risk-free interest rate	0.26-0.32%
Expected life	1-3 years
Estimated volatility in the market price of the common shares	87-89%
Dividend yield	nil

During the year ended June 30, 2022, the Company expensed $1,920 (June 30, 2021 - $941,854; June 30, 2020 - $179,362), in the fair value of warrants as a result of the issuances which have been recorded as share based compensation.

Stock Options

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
Feb. 25, 2020(iii)	Feb. 24, 2023	600,000	600,000	$0.25	$103,838
Apr. 7, 2020(iv)	Apr. 6, 2023	3,000,000	3,000,000	$0.25	$369,426
May 16, 2020(v)	May 5, 2023	1,500,000	1,500,000	$0.45	$396,036

The fair value of these issued stock options were determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

During the year ended June 30, 2022, the Company expensed $nil (June 30, 2021 - $nil; June 30, 2020 - $869,299) of the fair value of the stock options.

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

Oregon Mortgage as at June 30, 2022 amounted $nil (June 30, 2021 - $755,789). Total interest expense in relation to the Oregon Mortgage for the year ended June 30, 2022 amounted to $nil (June 30, 2021 - $146,672).

Washington Mortgage

On February 26, 2021, the Company completed the Washington Acquisition and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

As at June 30, 2022, the amount outstanding under the Washington Mortgage amounted to $824,852 (2021 - $810,278). Total interest expense in relation to the Washington Mortgage amounted to $102,907 during the year ended June 30, 2022 (2021 - $43,675).

PROMISSORY NOTES PAYABLE

Promissory Note A - February 1, 2019

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

The Company repaid Promissory Note A and accrued interest during the years ended June 30, 2022 and 2021.

As at June 30, 2022, $nil was outstanding under Promissory Note A (2021 - $44,732). Interest expense of $317 (June 30, 2021 - $7,149) was recorded for the year ended June 30, 2022.

Promissory Note B - June 19, 2019

On June 19, 2019, the Company issued secured promissory notes (the “Promissory Note B”) in the aggregate principal amount of $654,350 (US $500,000). The Promissory Note B matured on December 18, 2019 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note B is secured by a general security interest over all the assets of Cordova OR Holdings, LLC, a wholly owned subsidiary of the Company and parent to OR Operations. In connection with the Promissory Note B, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share.

The Promissory Note B was determined to be a compound instrument, comprising of a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $652,675 (US $489,152). The residual value of $14,367 (US $10,848) was allocated to warrants. The carrying value of the Promissory Note B, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note B, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On December 16, 2019, the Company extended the maturity date of the Promissory Note B to March 19, 2020 (the “Extension”) in exchange for a one-time fee in the amount $13,142 (US $10,000), due at maturity and the issuance of additional warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $0.30 per share.

On the date of the Extension, the fair value of the liability was determined to be $696,151 (US $530,643). The residual value of $8,995 (US $6,857) was allocated to warrants. The carrying value of Promissory Note B, as a result of the Extension, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note B, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On March 16, 2020, the Company extended the maturity date of the Promissory Note B to June 19, 2020 in exchange for a fee in the amount $13,142 (US $10,000), due at maturity. On June 15, 2020, the Company extended the maturity date of the Promissory Note B to December 19, 2020 in exchange for a fee in the amount $40,472 (US $29,750), due at maturity.

On December 15, 2020, the Company extended the maturity date of the Promissory Note B to December 15, 2021 (the “Second Extension”) in exchange for a one-time fee in the amount $54,113 (US $42,200), the issuance of “Warrants - #A” for the purchase of 200,000 common shares of the Company exercisable until December 31, 2022 at a price of $0.32 per share, and the issuance of “Warrants - #B” for the purchase of 200,000 common shares of the Company exercisable until December 31, 2022 at a price of $0.50 per share.

On the date of the Second Extension, the fair value of the liability was determined to be $655,272 (US $515,070). The residual value of $15,823 (US $12,437) was allocated to warrants. The carrying value of Promissory Note B, as a result of the Extension, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note B, such that the carrying amount of the financial liability will equal the principal balance at maturity.

The Company repaid Promissory Note B during the year ended June 30, 2022.

As at June 30, 2022, the value of the Promissory Note B amounted to $nil (June 30, 2021 - $477,672). Accretion expense of $nil (June 30, 2021 - $11,536; June 30, 2020 - $22,671) and interest expense of $nil (June 30, 2021 - $179,720; June 30, 2020 - $131,893) was recorded for the year ended June 30, 2022.

Promissory Note C - April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note C-1”) in the principal amount of $527,967 . The Promissory Note C-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note C-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-2”) in the principal amount of $225,000. The Promissory Note C-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note C-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-3”) in the principal amount of $196,832. The Promissory Note C-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note C-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at June 30, 2022, the value of these promissory notes amounted to $345,442. Interest and accretion in the amount of $61,319 and $20,971, respectively (June 30, 2021 - $95,832 and $35,007, respectively; June 30, 2020 - $60,597 and $7,970, respectively).

Demand Notes - Year Ended June 30, 2022

During the year ended June 30, 2022, the Company issued short-term promissory notes (the “Demand Notes”) to certain arm's-length parties. The aggregate amount of Demand Notes issued during the year ended June 30, 2022 amounted to $902,020 (US $700,000). $515,440 (US $400,000) was repaid in cash while the remaining $390,000 (US $300,000) was settled into convertible debentures. The total interest and administrative fees charged in relation to these Demand Notes during the year ended June 30, 2022 amounted to $133,283 (US $100,000) (2021 - $nil).

CONVERTIBLE DEBENTURES

a) Convertible Debentures Series A-1 - March 13, 2019

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

During the year ended June 30, 2021, the principal amount of $25,000 and accrued interest of $5,000 for a total of $30,000 was repaid on maturity. The remaining Debenture Units of Series A-1 were converted into the Convertible Debentures Series A-4 offering. The principal amount of $325,000, the accrued interest of $65,000, for total transfer of $390,000 were transferred to Convertible Debentures Series A-4.

As at June 30, 2022, the value of the Debentures of Series A-1 amounted to $nil (June 30, 2021 - $nil). Accretion expense of $nil (June 30, 2021 - $17,440; June 30, 2020 - $57,806) and interest expense of $nil (June 30, 2021 - $24,382; June 30, 2020 - $48,275) were recorded for the year ended June 30, 2022.

b) Convertible Debentures Series A-2 - August 14, 2019

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

On April 22, 2020, the Debenture Units of Series A-2 were converted into the Convertible Debentures Series A-3 offering. The principal amount of $713,000, the accrued interest of 49,614 and loss of $1,614, for total transfer of $761,000 were transferred to Convertible Debentures Series A-3. The total amount of interest and accretion amounted to $49,614 and $33,454, respectively. The Company recorded deferred tax recovery of $28,833 for the year ended June 30, 2020.

c) Convertible Debentures Series A-3 - April 22, 2020

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

During the year ended June 30, 2022, interest of $nil was recorded in the equity portion of the convertible debt (June 30, 2021 - $142,490).

d) Convertible Debentures Series A-4 - March 12, 2021

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

On May 31, 2022, the Debenture Units of Series A-4 were converted into the Convertible Debentures Series A-5 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-5. As a result of the transfer, a loss in the amount of $99,635 was recorded.During the year ended June 30, 2022, interest of $45,762 was recorded in the equity portion of the convertible debt (2021 - $16,512).

e) Convertible Debentures Series A-5 - May 31, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-5”) of the Company for gross proceeds of $897,000.

Each Debenture Unit of Series A-5 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-5”) and 1,000 common share purchase warrants (the “Warrants of Series A-5”) of the Company. The Debentures of Series A-5 mature on May 31, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-5 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of the Debentures of Series A-5 and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-5 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-5 entitles the holder to purchase one common share of the Company until May 31, 2023 at an exercise price of $1.25 per share.

Prior to closing of the Offering, the Company exercised its rights of repayment in respect of the Convertible Debentures of Series A-4 of the Company issued on March 12, 2021 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-4 directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-5. The Company issued an aggregate of $488,500 worth of Debenture Units to the subscribers of the Debentures of Series A-4. The remaining $448,500 pertained to a settlement of outstanding Demand Loans in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

The Debenture Units of Series A-5 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-5 are added to the equity portion of convertible debt as accrued.

During the year ended June 30, 2022, interest of $11,212 was recorded in the equity portion of the convertible debt (2021 - $nil).

Key Contractual Obligations

There are no other key contractual obligations as at June 30, 2022 other than leases entered into through its retail operations disclosed in details in the accompanying financial statements.

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

Off Balance Sheet Arrangements

As at June 30, 2022, the Company did not have any off-Balance Sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Related party transactions as at and for the year ended June 30, 2022 and 2021, not disclosed elsewhere in these consolidated financial statements are as follows:

a)

During the year ended June 30, 2022, the Company expensed $669,000 (June 30, 2021 - $842,500; June 30, 2020 - $662,284), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at June 30, 2022, the Company had fees payable to officers and directors of the Company of $1,879,125 (June 30, 2021 - $1,859,567).

b)	During the year ended June 30, 2022, the Company expensed $nil (June 30, 2021 - $740,200; June 30, 2020 - $559,846) in share based compensation related to officers and directors of the Company.

Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2022:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2022, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2022, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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

The following table lists the Company’s subsidiaries and their functional currencies.

Name of Subsidaries	Place of Incorporation	Proportion of Ownership Interest	Currency

CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars

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

There were no changes to our internal control over financial reporting since June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

