Form 20-F
period 2023-06-30
CordovaCann Corp.
filed 2023-12-28
CIK 1168981

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 109,502,853 as at June 30, 2023

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes     ☒ No

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company”, and “CordovaCann” means CordovaCann Corp. and its subsidiaries, unless the context requires otherwise.

We use the Canadian dollar as our reporting and presentation currency and our annual audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. All monetary references in this document are to Canadian dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “CDN $” mean Canadian dollars, unless otherwise indicated, and references to “US $” mean U.S. dollars.

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

CordovaCann Corp. (formerly, LiveReel Media Corporation) is a Canadian corporation governed under the Canada Business Corporations Act of Canada. Approximately 68% of its common shares is held by approximately 448 non-United States citizens and residents as of the day of its most recently completed fiscal year and our business is administered principally outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common shares using this Annual Report on Form 20-F format.

Currency

The financial information presented in this Annual Report is expressed in Canadian Dollars ("CDN” or “$") and the financial data in this Annual Report is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"), except where otherwise indicated.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes audited consolidated financial statements of the Company for the years ended June 30, 2023, 2022 and 2021. These audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following is selected financial data for the Company for each of the last three fiscal years ended 2021 through 2023 on a consolidated basis. The data is extracted from the audited consolidated financial statements of the Company for each of the said years.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (CDN)

Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2023		2022		2021
	$		$		$
Revenue		13,594,706		13,526,084		10,318,845
Net loss for year		(6,917,910)		(4,023,466)		(4,786,514)
Net loss per share – basic and diluted		(0.06)		(0.04)		(0.06)

Working capital (deficit)		(6,232,527)		(2,485,158)		(4,721,484)
Total assets		10,263,706		16,750,965		17,274,041
Total liabilities		11,290,928		10,164,578		9,955,668
Capital stock		30,475,107		30,475,107		26,145,146
Shares to be issued		-		-		923,590
Share subscriptions received in advance		-		-		647,296
Contributed surplus		8,036,990		8,036,990		7,844,814
Equity portion of convertible debentures		-		689,645		306,877
Accumulated deficit		(40,294,989)		(33,410,321)		(29,453,390)
Accumulated other comprehensive income		64,019		70,073		77,875
Non-controlling interest		691,651		724,893		826,165
Shareholders’ equity (deficiency)		(1,027,222)		6,586,387		7,318,373

The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On October 31, 2023, being the last day of October 2023, the exchange rate, based on the daily buying rates, for the conversion of Canadian Dollars into United States Dollars (the “Daily Rate of Exchange”) was $0.7209.

The following table sets out the high and low exchange rates for each of the last six months.

2023	October	September	August	July	June	May

High for period	$0.7358	$0.7450	$0.7524	$0.7617	$0.7604	$0.7488
Low for period	$0.7209	$0.7313	$0.7350	$0.7492	$0.7417	$0.7338

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Daily Rate of Exchange on the last day of each month during the period.

	Year Ended June 30,
	2023	2022	2021	2020	2019
Average for the year	$0.7467	$0.7901	$0.7807	$0.7453	$0.7556

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

United States Federal Law Overview

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

In addition to his revocation of the Cole Memorandum, Attorney General Sessions also issued a one-page memorandum known as the “Sessions Memorandum” on January 12, 2018. The Sessions Memorandum confirmed the rescission of the Cole Memorandum and explained the rationale for such rescission. According to the Sessions Memorandum, the Cole Memorandum was “unnecessary” due to existing general enforcement guidance set forth in the U.S. Attorney's Manual (the “USAM”). The USAM enforcement priorities, similar to the Cole Memorandum priorities, consider the “seriousness” of the alleged crimes, the “deterrent effect of criminal prosecution” and “the cumulative impact of particular crimes on the community”. Accordingly, U.S. Attorneys presently possess the same prosecutorial discretion they held while the Cole Memorandum was in place.

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

On January 21, 2021, Joseph Biden, Jr. was sworn in as President of the United States. President Biden’s Attorney General, Merrick Garland, was confirmed by the United States Senate on March 10, 2021. It is not yet known whether the Department of Justice under President Biden and Attorney General Garland will re-adopt the Cole Memorandum or announce a substantive marijuana enforcement policy. Mr. Garland indicated at a confirmation hearing before the United States Senate that it did not seem to him to be a good use of limited resources to pursue prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise. In a White House Statement dated October 6, 2022, President Biden announced “First, I am announcing a pardon of all prior Federal offenses of simple possession of marijuana. Second, I am urging all Governors to do the same with regard to state offenses. Third, I am asking the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law.” On August 30, 2023, Bloomberg reported on a non-public letter from the United States Department of Health and Human Services (“HHS”) to the United States Drug Enforcement Administration announced that HHS would recommend moving marijuana from Schedule I to Schedule III under the CSA. Rescheduling, if it occurs, could result in significant, material changes in the federal legal and regulatory framework and enforcement, up to and including an environment under which the current state-based licenses are no longer feasible for operation. Rescheduling from Schedule I to Schedule III is generally anticipated to result in allowance of income tax deductions for federal income tax purposes, as the underlying activity will no longer be viewed as federally illegal.

Despite these statements which appear positive for the nascent cannabis industry, there is no guarantee that cannabis will be rescheduled federally, that current state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole Memorandum, enforcement priorities are determined by respective United States Attorneys.

In addition to federal illegality and uncertainty of state-driven legalization frameworks for cannabis operators within the U.S., it may potentially be a violation of federal anti-money laundering statutes for financial institutions to take any proceeds from the sale of cannabis or any other Schedule I controlled substance. Canadian banks are likewise hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions, particularly those that are federally chartered in the U.S., could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Management continuously monitors all U.S. Attorney comments related to regulated medical and recreational cannabis laws to assess various risks and enforcement priorities within each jurisdiction. Dozens of U.S. Attorneys across the U.S. have affirmed that their prosecutorial discretion and/or federal enforcement priorities have not changed.

Despite these laws, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) issued a memorandum on February 14, 2014 (the “FinCEN Memorandum”) outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. The FinCEN Memorandum echoed the enforcement priorities of the Cole Memorandum. Under these guidelines, financial institutions must submit a Suspicious Activity Report (“SAR”) in connection with all marijuana-related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These marijuana-related SARs are divided into three categories - marijuana limited, marijuana priority, and marijuana terminated - based on the financial institution’s belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. On the same day as the FinCEN Memorandum was published, the DOJ issued a memorandum (the “2014 DOJ Memorandum”) directing prosecutors to apply the enforcement priorities of the Cole Memorandum in determining whether to charge individuals or institutions with crimes related to financial transactions involving the proceeds of cannabis-related conduct. The 2014 DOJ Memorandum has been rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes against state-compliant actors was not a DOJ priority.

However, former Attorney General Sessions’ revocation of the Cole Memorandum and the 2014 DOJ Memorandum has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 DOJ Memorandum and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum appears to be a standalone document which explicitly lists the eight enforcement priorities originally cited in the Cole Memorandum. As such, the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance. However, in the United States, it is difficult for cannabis-based businesses to open and maintain a bank account with any bank or other financial institution.

In the U.S., the SAFE Banking Act of 2019, H.R. 1595 (“SAFE Banking Act”), was first introduced on March 7, 2019 and passed a vote on September 25, 2019 by the Committee of the Whole Congress, but failed to receive the support needed to pass the U.S. Senate. Generally, the act would let banks offer services to cannabis-related businesses. They could also offer services to those businesses’ employees. In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions. On September 27, 2023, the Committee on Banking, Housing, and Urban Affairs of the United States Senate passed a legislative markup of the Act, now titled the “SAFER Banking Act,” out of the committee and headed to the Senate floor for a vote. While there is strong support in the public and within Congress for the SAFER Banking Act and similar legislation, there can be no assurance that it will be passed as presently proposed or at all.

Although the Cole Memorandum and 2014 DOJ Memorandum have been rescinded, Congress has used the Joyce Amendment, previously known as the Rohrabacher-Farr and the Rohrabacher-Leahy Amendment, as a rider provision in the FY 2015, 2016, 2017, 2018, 2019, 2020, and 2021 Consolidated Appropriations Acts and accompanying stopgap spending measures to prevent the federal government from using congressionally appropriated funds to enforce federal marijuana laws against regulated medical cannabis actors operating in compliance with state and local law. President Joe Biden became the first president to propose a budget with the Joyce Amendment included. On December 29, 2022, the Joyce Amendment was renewed through the signing of the “Consolidated Appropriations Act, 2023” which extended the protections for the medical cannabis industry until September 30, 2023. On September 30, 2023, the U.S. House of Representatives passed a stopgap funding bill titled as the “Continuing Appropriations Act, 2024 and Other Extensions Act,” which continued the enforcement restrictions regarding medical marijuana through November 17, 2023.

Despite the legal, regulatory, and political obstacles the cannabis industry currently faces, the industry has continued to grow. It was anticipated that the federal government would eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.

Given current political trends, however, these developments are considered unlikely to materialize in the near-term. As an industry best practice, despite the recent rescission of the Cole Memorandum, we intend to abide by the following to ensure compliance with the guidance provided by the Cole Memorandum:

•

ensure that our cannabis related activities adhere to the scope of the licensing obtained (for example, in states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

•	implement policies and procedures in place to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
•

implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or cross any state lines in general;

•

ensure that our state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and

•

ensure that our products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, we may (and frequently do) conduct background checks to ensure that the principals and management of our operating subsidiaries are of good character and have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. We also conduct ongoing reviews of the activities of our cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation.

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

Oregon authorized the cultivation, possession and distribution of cannabis by certain licensed Oregon cannabis businesses. The Oregon Liquor Control Commission (“OLCC”) regulates Oregon’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Oregon’s cannabis regulatory program. CordovaCann only engages in transactions with Oregon cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Oregon in compliance with Oregon’s cannabis regulatory program. To the extent required by Oregon’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Oregon cannabis business. Regulatory compliance with the OLCC and other regulatory bodies, and the process of obtaining regulatory approvals, can be costly and time-consuming. Further, the Company cannot predict what kind of regulatory requirements its business will be subject to in the future. Any delays in obtaining, or failure to obtain, regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the Company.

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

On February 8, 2018, following discussions with the Canadian Securities Administrators (“CSA”) and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with Aequitas NEO Exchange Inc., the Canadian Securities Exchange (“CSE”), the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed companies. As a result, there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a applicable stock exchange. The Company has obtained eligibility with the Depository Trust Company (“DTC”) for its Common Share quotation on the OTCQB and CSE and such DTC eligibility provides another possible avenue to clear Common Shares in the event of a CDS ban.

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

CordovaCann’s investments have been focused in three states that have legalized the medical and/or recreational use of cannabis, being Oregon, Washington, and California. Over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis. However, the U.S. federal government has not enacted similar legislation. As such, the cultivation, manufacture, distribution, sale and use of cannabis remains illegal under U.S. federal law.

Further, on January 4, 2018, U.S. Attorney General, Jeff Sessions, formally rescinded the standing DOJ federal policy guidance governing enforcement of marijuana laws, as set forth in a series of memos and guidance from 2009-2014, principally the Cole Memorandum. The Cole Memorandum generally directed U.S. Attorneys not to enforce the federal marijuana laws against actors who are compliant with state laws, provided enumerated enforcement priorities were not implicated. The rescission of this memo and other Obama-era prosecutorial guidance did not create a change in federal law as the Cole Memorandums were never legally binding; however, the revocation removed the DOJ’s guidance to U.S. Attorneys that state-regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority. The federal government of the United States has always reserved the right to enforce federal law regarding the sale and disbursement of medical or recreational marijuana, even if state law sanctioned such sale and disbursement. The U.S. federal government has always reserved the right to enforce federal law in regard to the sale and disbursement of medical or adult-use cannabis, even if state law authorizes such sale and disbursement. It is unclear whether the risk of enforcement has been altered. Although the rescission of the above memorandums does not necessarily indicate that marijuana industry prosecutions are now affirmatively a priority for the DOJ, there can be no assurance that the federal government will not enforce such laws in the future.

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

Although the MOU has confirmed that there is currently no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange.

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

Limited operating history.

Since March 1997, when it was created by amalgamation, the Company has not had any earnings from operations. The Company has operated at a loss to date and may continue to sustain operating losses for the foreseeable future. There is no assurance that the Company will ever be profitable. Therefore, it is difficult for investors to evaluate the Company’s operations and prospects which may increase the risks associated with an investment in the Company.

Although the Company has generated revenue from its investments and subsidiaries, many of the investments will only start generating revenues in future periods and, accordingly, the Company is therefore expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

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

Currency fluctuations.

Certain revenues and expenses of the Company are expected to be generated in U.S. dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operating results. CordovaCann may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements; however, there can be no assurance that such a program will effectively mitigate currency risks.

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

Insurance coverage.

CordovaCann currently does not have sufficient insurance coverage. The Company is likely to require insurance coverage in the future. There can be no assurance that adequate insurance coverage will be available to the Company in the future, or that if available, that such insurance will be obtainable by the Company at a commercially justifiable premium. There also can be no assurance that any insurance coverage obtained by the Company will be sufficient to cover claims to which the Company may become subject. If insurance coverage is unavailable to cover any such claims, the Company’s financial resources, results of operations and prospects could be adversely affected. If the Company were to incur substantial liability and such damages were in excess of policy limits, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

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

Reliance on Established Cannabis Retail Stores

The Company’s retail cannabis operations require retail store authorizations, which are held by the Company specific to individual cannabis retail stores. Any adverse changes or disruptions to the functionality, security and operation of the Company’s sites or any other form of non-compliance may place the retail store authorizations held by the Company at risk. As the business continues to grow, any expansion to or update of the current operating cannabis retail stores of the Company, or the introduction of new cannabis retail stores, will require the approval of the applicable cannabis regulatory authority. There can be no guarantee that the applicable cannabis regulatory authority will approve any such expansions and/or renovations, which could have a have an adverse impact on the Company.

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

The Company takes a holistic approach to working with its partners throughout North America to build a network of cannabis operations on its multi-jurisdictional platform. CordovaCann owns operations in the United States in Oregon and Washington and has built a chain of cannabis retail stores in Canada with locations in Ontario and Manitoba.

Transaction Summaries

Summary of Investment in 2734158 Ontario Inc.

On May 19, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova invested seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and invested (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gave the Company ownership of 50.1% of 273 after all payments were made. The Transaction is subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 6 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores are operated by 273 under the Star Buds brand name, and Cordova is leveraging its assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 not previously owned by Cordova (the “Additional Shares”) bringing its accumulated ownership of 273 to 60.45%. The total purchase price for the Additional Shares amounted to $305,267, of which $265,975 was paid during the year ended June 30, 2021 and the remainder $39,292 was paid during the three months ended September 30, 2021.

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

Summary of Washington Transaction

On February 26, 2021, Cordova WA entered into an agreement to acquire 100% of Extraction Technologies, LLC (“Extraction Tech”), a Washington-based company that provides cannabis extraction services to multiple cannabis licensed processors and will enable Cordova to provide manufactured cannabis products on both a white label and branded basis throughout the state of Washington. Extraction Tech owns a manufacturing building, processing equipment and contracts with tolling and white label customers. The consideration for the Transaction was three million (3,000,000) common shares of the Company on the closing date and an earnout payment of five hundred thousand (500,000) common shares of the Company for every $125,000 US dollars in EBITDA generated by Extraction Tech during the 12-month period beginning on the 3-month anniversary of the closing date and ending of the 15-month anniversary of the closing date. The maximum earnout payment that could be paid for the acquisition of Extraction Tech was four million (4,000,000) common shares.

(B) BUSINESS OVERVIEW

CordovaCann Corp. is headquartered in Toronto, Canada and specializes in identifying, funding, developing and managing operations throughout the cannabis value chain. The Company takes a holistic approach to working with its partners throughout North America to build a network of cannabis operations on its multi-jurisdictional platform. CordovaCann owns operations in the United States in Oregon and Washington and has built a chain of cannabis retail stores in Canada with locations in Ontario and Manitoba. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares (the “Common Shares”) currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

The Company has the following three-pronged strategy to approach the cannabis marketplace:

Retail

The Company’s retail business in Canada now has 11 stores across two provinces and it is looking to establish a footprint in the United States.  The Company’s current stores have compelling store unit economics, where stores are quickly profitable and have an investment payback of twelve months or less after opening.  Cordova primarily targets markets where the stores become part of the fabric of the communities around them, thus creating a loyal customer base for its stores.  Over fiscal 2023, the Company took steps to close down unprofitable stores and is focusing on growing in profitable markets going forward.  The Company continues to pursue successful one-off retailers and small chains at valuations that are very accretive to the base.

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

Niche Cannabis Brands

The third key sector of focus for Cordova is developing or acquiring niche brands that have cult-like followings that can be introduced to new markets. Although most significant cannabis brands have been born on the west coast, they have neglected the opportunity to expand geographically. The potential to create national brands is expected to accelerate with the anticipated upcoming federal legalization and Cordova has the ability to leverage investments in white label manufacturing and larger retail chains to drive brand awareness and increase brand profitability.

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

(C) ORGANIZATIONAL STRUCTURE

The following table presents the corporate subsidiaries and the respective percentage ownership of the Company (the “Subsidiaries”) as at June 30, 2023:

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Ownership
CordovaCann Holdings Canada, Inc.	Ontario (Canada)	100%
Cordova Investments Canada, Inc.	Ontario (Canada)	100%
2734158 Ontario Inc.	Ontario (Canada)	60.45%
10062771 Manitoba Ltd.	Manitoba (Canada)	51.00%
CordovaCann Holdings, Inc.	Delaware (USA)	100%
Cordova CO Holdings, LLC	Colorado (USA)	100%
Cordova CA Holdings, LLC	California (USA)	100%
CDVA Enterprises, LLC	California (USA)	100%
Extraction Technologies, LLC	Washington (USA)	100%
Cordova WA Holdings, LLC	Washington (USA)	100%
Cordova MA Holdings, Inc.	Massachusetts (USA)	100%
Cordova OR Holdings, LLC	Oregon (USA)	100%
Cordova OR Operations, LLC	Oregon (USA)	100%
Cannabilt Holdings, Inc.	Oregon (USA)	100%
Cannabilt Farms, LLC	Oregon (USA)	100%
Cannabilt OR Retail, LLC	Oregon (USA)	100%
Future Processing, LLC	Oregon (USA)	100%

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

(10) Cannabilt Holdings, Inc. is a 100% subsidiary of CordovaCann Holdings, Inc.

(11) Cannabilt Farms, LLC is a 100% subsidiary of Cannabilt Holdings, Inc.

(12) Cannabilt OR Retail, LLC is a 100% subsidiary of Cannabilt Holdings, Inc.

(13) Future Processing, LLC is a 100% subsidiary of Cannabilt Holdings, Inc.

(14) Cordova MA Holdings, Inc. is a 100% subsidiary of CordovaCann Corp.

(D) PROPERTY PLANT AND EQUIPMENT

The Company’s leased property relates to leased real estate held in its subsidiaries, 2734158 Ontario Inc., 10062771 Manitoba Ltd. and Cordova OR Operations, LLC. The Company previously held leased real estate in Cordova Investments Canada, Inc., which were terminated during the year ended June 30, 2023.

The Company owns real property through its wholly-owned subsidiary, Extraction Tech in relation to land and building.

The Company’s registered office is 217 Queen Street West, Suite 401, Toronto, Ontario, Canada, M5V 0R2. It is not charged monthly rent under this arrangement.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the annual audited consolidated financial statements of the Company and notes thereto contained elsewhere in this report. The following is stated in CAD.

Results of operations

For the Years Ending June 30,	2023		2022		2021
	$		$		$
Revenue		13,594,706		13,526,084		10,318,845
Cost of sales		9,733,113		9,798,408		6,826,605
Expenses		6,341,323		6,900,396		6,049,280
Other expense (income)		4,404,580		811,109		1,927,871
Net loss for year		(6,917,910)		(4,023,466)		(4,786,514)
Net loss per share		(0.06)		(0.04)		(0.06)

Revenue

During the year ended June 30, 2023, the Company's revenue amounted to $13,594,706, as compared to $13,526,084 and $10,318,845, respectively, during the years ended June 30, 2022 and 2021. Revenue is primarily related to the cannabis retail operations of the Company in the provinces of Ontario, Manitoba, British Columbia, and Alberta. Further, investments in Washington operations have also contributed to the revenue during the year ended June 30, 2023. The Company’s revenue was impacted due to the closure of its retail store locations in Western Canada, offset by the increase in Ontario retail store revenue.

Cost of Sales and Gross Margin

During the year ended June 30, 2023, the Company’s incurred cost of sales in the amount $9,733,113 and realized gross margin of $3,861,593 (June 30, 2022 – $9,798,408 and $3,727,676, respectively; June 30, 2021 – $6,826,605 and $3,492,240, respectively) primarily related to its retail operations in Canada.

Expenses

The Company incurred the following operating expenses over the years ended June 30, 2023, 2022 and 2021:

	2023	2022	2021
	$	$	$
Consulting fees	1,005,312	1,289,457	1,302,191
Share based compensation	-	1,920	941,854
Professional fees	213,188	268,055	362,479
Shareholders information services	231,971	249,099	358,516
Salaries and wages	2,336,569	2,183,630	1,030,580
Office and general	1,022,545	1,145,361	749,522
Depreciation	345,095	345,188	383,476
Amortization of right-of-use assets	694,730	782,108	434,837
Amortization of licenses	164,582	164,582	141,249
Leases and utilities	327,331	470,996	344,576
	6,341,323	6,900,396	6,049,280

The overall analysis of the key expenses above is as follows:

Consulting fees

Consulting fees for the year ended June 30, 2023 amounted to $1,005,312 (June 30, 2022 – $1,289,457; June 30, 2021 – $1,302,191). Consulting fees related to fees accrued for the officers of the Company and other consultants that support the Company and the decrease is related to the increase of salaried workers in contrast to consultants.

Share based compensation

Share based compensation for the year ended June 30, 2023 amounted to $nil (June 30, 2022 – $1,920; June 30, 2021 – $941,854). The share-based compensation expense is in relation to the graded vesting of warrants that were issued previously.

Professional fees

Professional fees for the year ended June 30, 2023 amounted to $213,188 (June 30, 2022 – $268,055; June 30, 2021 – $362,479). Professional fees for during the respective periods were comprised of audit and legal fees associated with the Company’s compliance costs as a public entity.

Shareholder information services

Shareholders information services for the year ended June 30, 2023 amounted to $231,971 (June 30, 2022 – $249,099; June 30, 2021 – $358,516). Shareholder information services during the respective periods were comprised of director fees, transfer agent fees, other filing fees and investor relation services.

Salaries and wages

Salaries and wages for the year ended June 30, 2023 amounted to $2,336,569 (June 30, 2022 – $2,183,630; June 30, 2021 – $1,030,580). The salaries and wages expenses are primarily related to the employees hired for the Company’s retail cannabis operations.

Office and general

Office and general for the year ended June 30, 2023 amounted to $1,022,545 (June 30, 2022 – $1,145,361; June 30, 2021 – $749,522). Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants along with merchant fees associated with retails.

Depreciation

Depreciation for the year ended June 30, 2023 amounted to $345,095 (June 30, 2022 – $345,188; June 30, 2021 – $383,476). Depreciation relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores.

Amortization of right-of-use assets

Amortization of right-of-use assets for the year ended June 30, 2023 amounted to $694,730 (June 30, 2022 – $782,108; June 30, 2021 – $434,837). Amortization relates to the Company’s retail leases entered into for its Ontario, Manitoba and Oregon locations.

Amortization of licenses

Amortization of licenses for the year ended June 30, 2023 amounted to $164,582 (June 30, 2022 – $164,582; June 30, 2021 – $141,249).  Amortization of licenses relates to the amortization of retail cannabis licenses acquired in the prior fiscal periods.

Leases and utilities

Leases and utilities for the year ended June 30, 2023 amounted to $327,331 (June 30, 2022 – $470,996; June 30, 2021 – $344,576). Lease and utilities expenses relate to the leases entered into through the Company’s retail platforms as well as the sale-leaseback transaction for its Oregon Property. The decrease over the comparative period is due to the reduced overhead incurred related to the Company’s operating leases in Oregon and its locations in the Western provinces.

Other Expense (Income)

The Company incurred the following other expense (income) over the years ended June 30, 2023, 2022 and 2021:

	2023	2022	2021
	$	$	$
Interest expense	529,473	308,877	606,830
Interest on lease liability	473,136	531,768	223,798
Accretion expense	26,741	61,319	184,410
Loss on convertible debentures	218,567	-	-
Impairment of assets	1,030,537	211,774	664,543
Impairment of intangible assets	2,145,628	-	-
Gain on extinguishment of lease	(52,126)	(29,635)	-
Foreign exchange gain (loss)	(49,363)	(186,372)	307,673
Allowance for loan receivable	264,800
Gain (loss) on settlement	-	99,635	-
Loss on disposal of assets	-	-	7,422
Other income	(182,813)	(186,257)	(66,805)
	4,404,580	811,109	1,927,871

The overall analysis of the key other expense (income) above is as follows:

Interest expenses

Interest expense for the year ended June 30, 2023 amounted to $529,473 (June 30, 2022 – $308,877; June 30, 2021 – $606,830). Interest expense during the respective periods was primarily in relation to convertible debentures, promissory notes and mortgages issued. The increase in interest during year ended June 30, 2023 as compared to June 30, 2022 is due to additional issuances of short-term promissory notes along with the financing and administrative costs associated with the Washington Refinance.

Interest on lease liability

Interest on lease liability for the year ended June 30, 2023 amounted to $473,136 (June 30, 2022 – $531,768; June 30, 2021 – $223,798). Interest on lease liability relates primary to the Company’s Canadian leases in Ontario and Manitoba and its United States lease in Oregon. The decrease in interest on lease liability during the year ended June 30, 2023 is due to the closure of its lease locations in Western Canada.

Accretion expense

Accretion expense for the year ended June 30, 2023 amounted to $26,741 (June 30, 2022 – $61,319; June 30, 2021 – $184,410). Accretion expense relates to the accreted interest on promissory notes. The decrease in accretion expense is due the repayment of these promissory notes during the year ended June 30, 2022 and the maturity of these promissory notes during the year ended June 30, 2023.

Loss on convertible debentures

Loss on convertible debentures for the year ended June 30, 2023 amounted to $218,567 (June 30, 2022 – $nil; June 30, 2021 – $nil). Loss on convertible debentures relates to the reclassification of the equity portion of convertible debentures into a liability.

Impairment of assets

Impairment of assets for the year ended June 30, 2023 amounted to $1,030,537 (June 30, 2022 – $211,774; June 30, 2021 – $664,543). The impairment was related to the closing of retail locations in Alberta and British Columbia and the related reduction in right-of-use Assets.

Impairment of intangible assets

Impairment of intangible assets for the year ended June 30, 2023 amounted to $2,145,628 (June 30, 2022 - $nil; June 30, 2021 - $nil). The intangible assets were partially impaired due to closure of retail locations in Alberta and British Columbia.

Gain on extinguishment of lease

Gain on extinguishment of lease for the year ended June 30, 2023 amounted to $52,126 (June 30, 2022 – $29,635; June 30, 2021 – $nil). Net gain on extinguishment of leases was attributable to the closure of the Alberta and British Columbia retail locations which resulted in an extinguishment of lease liabilities and corresponding impairment of right of use assets.

Foreign exchange gain (loss)

Foreign exchange gain for the year ended June 30, 2023 amounted to $49,363 (June 30, 2022 – $186,372) as compared to a foreign exchange loss of $307,673 during the year ended June 30, 2021. The foreign exchange gains and losses during the respective periods were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Allowance for loan receivable

Allowance for loan receivable for the year ended June 30, 2023 amounted to $264,800 (June 30, 2022 and 2021 – $nil). Allowance for loan receivable relates to an allowance on its advances for the acquisition of AuBio as a result of the Company’s delayed payment schedule based on the initial arrangement.

Other income

Other income for the year ended June 30, 2023 amounted to $182,813 (June 30, 2022 – $186,257; June 30, 2021 – $66,805). Other income is related to rental of the Company’s Washington property as well sale of data related to its retail operations.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2023, the Company had total assets of $10,263,706 (June 30, 2022 – $16,750,965) consisting of the following:

	June 30, 2023	June 30, 2022
	$	$
ASSETS
Current
Cash and cash equivalents	248,416	714,826
Restricted cash	171,405	1,033,650
Harmonized sales tax receivable	-	42,650
Accounts receivable	47,202	81,303
Prepaid expenses and deposits	209,493	385,366
Loan receivable	-	128,860
Inventory	919,481	723,953
Other deposit - current portion	52,960	100,220
Total current assets	1,648,957	3,210,828
Right-of-use assets	2,880,863	3,439,705
Property and equipment, net	2,395,049	4,451,385
Intangible assets	3,098,339	5,243,967
Licenses	240,498	405,080

Total assets	10,263,706	16,750,965

The decrease in total assets from June 30, 2022 to June 30, 2023 was primarily a result of a reduction of cash and restricted cash, along with impairment and depreciation of property and equipment and right-of-use assets, and the impairment of intangible assets.

As at June 30, 2023, the Company had total liabilities of $11,290,298 (June 30, 2022 – $10,164,578) consisting of the following:

	June 30, 2023	June 30, 2022
	$	$
LIABILITIES
Current
Accounts payable and accrued liabilities	4,600,357	3,557,172
Mortgage payable	31,475	824,852
Income taxes payable	132,318	316,017
Contract liability	52,166	50,771
Harmonized sales tax payable	33,623	-
Lease liability	419,529	601,732
Convertible debentures	1,042,763	-
Promissory notes payable	1,569,253	345,442
Total current liabilities	7,881,484	5,695,986
Deferred tax liability	6,300	21,420
Mortgage payable	911,428	-
Contract liability	86,752	134,925
Lease liability	2,404,964	4,312,247
Total liabilities	11,290,928	10,164,578

The increase in liabilities from June 30, 2022 to June 30, 2023 was primarily related to the increase in promissory notes and the Washington Refinance as noted below and the reclassification of a equity convertible debenture into a convertible debenture liability.

As at June 30, 2023, the Company had a working capital deficiency of $6,232,527 as compared to a working capital deficiency of $2,485,158 as at June 30, 2022. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all cashflow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Used in Operating Activities

The Company used cash in operating activities in the amount of $452,733 (June 30, 2022 – $2,071,704; June 30, 2021 – $221,155) for the year ended June 30, 2023 due to the reasons discussed above.

Cash Provided by (Used in) Investing Activities

Cash used in investing activities during to the year ended June 30, 2023 amounted to $708,878 as compared cash provided by investing activities in the amount of $2,065,044 during the year ended June 30, 2022 and cash used in investing activities of $872,052 during the year ended June 30, 2021. The investing activities during the year ended June 30, 2023 were in relation to additions of property and equipment in the amount of $761,937. During the year ended June 30, 2022, the Company had additions of property and equipment of $661,636 and received proceeds from the disposition of property and equipment in the amount of $2,726,680.

Cash Provided by (used in) From Financing Activities

Cash used in financing activities amounted to $134,360 during the year ended June 30, 2023 as compared to cash provided by financing activities in the amount of $720,688 and $1,571,358, respectively, during the years ended June 30, 2022 and 2021. Financing activities related to the proceeds from the issuance of promissory note, the repayment of promissory notes, the payment of lease liabilities, repayment of the Oregon Mortgage, other debt and lease liabilities.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years ended 2023, 2022 and 2021.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2023, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

As at June 30, 2023, the Company did not have any key contractual obligations other than the leases entered into through its retail operations.

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

2. Statement of Executive Compensation

The following table and accompanying notes set forth all compensation expensed by the Company to all persons who served as the Company’s Directors and Officers during the fiscal year ended June 30, 2023. The information is provided for the fiscal years ended 2023, 2022 and 2021.

Name and principal position	Year	Salary (CAD $)	Share-based awards (CAD $)	Option-based awards (CAD $)	Non-equity incentive plan compensation (CAD $)		Pension value (CAD $)	All other compensation (CAD $)	Total compensation (CAD $)
					Annual incentive plans	Long-term incentive plans
Thomas M, Turner, Jr., Chairman and Chief Executive Officer	2023 2022 2021	240,000 240,000 190,000	- - -	- - -	- - -	- - -	- - -	- - 100,000	240,000 240,000 290,000
Ashish Kapoor, Chief Financial Officer and Corporate Secretary	2023 2022 2021	240,000 240,000 190,000	- - -	- - -	- - -	- - -	- - -	- - 100,000	240,000 240,000 290,000
Jakob Ripshtein, Director	2023 2022 2021	60,000 64,500 45,000	- - -	- - -	- - -	- - -	- - -	- - 45,000	60,000 64,500 90,000
Benjamin Higham, Director	2023 2022 2021	60,000 64,500 45,000	- - -	- - -	- - -	- - -	- - -	- - 45,000	60,000 64,500 90,000
Dale Rasmussen, Director	2023 2022 2021	60,000 60,000 45,000	- - -	- - -	- - -	- - -	- - -	- - 37,500	60,000 60,000 82,500

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

Director Compensation

The Company has no formal agreements for compensating its Directors for their services in their capacity as directors. The Company’s Board of Directors agreed to pay each of the Company’s non-executive directors $5,000 per month for their services. The payment or non-payment of non-executive director fees is made by the Board of Directors from time to time. Directors are expected in the future to receive stock options to purchase Common Shares as may be awarded by the Board of Directors.

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

(D) EMPLOYEES

The Company presently has no permanent employees other than at the retail stores owned and operated by its subsidiaries in Canada. It uses the services of consultants from time to time.

(E) SHARE OWNERSHIP

The Corporation had the following plans as at June 30, 2023 and the date of this Annual Report:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons as at June 30, 2023:

Name	Number of Shares Held	Option-Based Awards			Share-Based Awards
		Number of securities underlying unexercised options (#)	Option exercised price (CAD $)	Option expiration date	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested (CAD $)
Thomas M, Turner, Jr., Chairman and Chief Executive Officer	2,947,523(1)				-	-
Ashish Kapoor, Chief Financial Officer and Corporate Secretary	4,497,380(2)				-	-
Jakob Ripshtein, Director	1,734,877				-	-
Benjamin Higham, Director	1,973,831				-	-
Dale Rasmussen, Director	-				-	-

Note:

(1) Includes 2,947,523 Common Shares owned by T3 Research, LLC. Mr. Turner also may be seen to have control or direction over an additional 2,947,523 Common Shares held by Southshore Capital Partners, LP, a private investment fund.

(2) Includes 4,462,380 Common Shares owned by 2364201 Ontario Corp. and 35,000 Common Shares held by Mr. Kapoor’s spouse.

There were 109,502,853 Common Shares issued and outstanding as at June 30, 2023 and 109,502,853 common shares issued and outstanding as at the date of this Annual Report. There were no stock options issued and outstanding as at June 30, 2023 and no stock options issued and outstanding as at the date of this Annual Report. There were 10,097,379 share purchase warrants issued and outstanding as at June 30, 2023 and 10,097,379 share purchase warrants issued and outstanding as at the date of this Annual Report.

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

As at the date of this Annual Report, intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 65% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as at June 30, 2023. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of Shareholder	No. of Shares Held	% of Issued Shares

Southshore Capital Partners, LP	2,947,523	2.69%
T3 Research, LLC	2,947,523	2.69%

All of the Company’s shareholders have the same voting rights.

As at the date of this Annual Report, the Company had 109,502,853 common shares outstanding, which, as per the details provided by TSX Trust Company, the Company’s registrar and transfer agent, were held by approximately 575 record holders (excluding the beneficial shareholders held through the intermediaries) of which 127 shareholders are based in the United States (including the beneficial shareholders held through the intermediaries) and hold an aggregate of 34,329,455 shares or less than 31% of the Common Shares.

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

(B) RELATED PARTY TRANSACTIONS

Related party transactions for the year ended June 30, 2023, 2022 and 2021 and the balances as at those dates, not disclosed elsewhere are:

a)

During the year ended June 30, 2023, the Company expensed $660,000 (June 30, 2022 – $669,000; June 30, 2021 – $842,500), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at June 30, 2023, the Company had fees payable to officers and directors of the Company of $2,467,695 (June 30, 2022 – $1,879,125).

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

None noted.

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

Date	High ($)	Low ($)	Volume
October, 2023	0.19	0.12	20,339
September, 2023	0.225	0.14	137,660
August, 2023	0.22	0.11	109,525
July, 2023	0.25	0.17	209,500
June, 2023	0.30	0.10	106,710
May, 2023	0.28	0.125	280,966
April, 2023	0.20	0.15	354,212
March, 2023	0.235	0.15	343,161
February, 2023	0.25	0.16	347,719
January, 2023	0.27	0.20	211,366
December, 2022	0.30	0.155	405,982
November, 2022	0.22	0.13	373,521

The following table sets forth the reported high and low prices and the trading volume of the Common Shares on the OTCQB marketplace for each month for the twelve (12) months prior to the date of this Annual Report.

Date	High (USD $)	Low (USD $)	Volume
October, 2023	0.14	0.09	140,200
September, 2023	0.15	0.08	390,800
August, 2023	0.17	0.10	529,600
July, 2023	0.19	0.15	577,500
June, 2023	0.25	0.15	254,000
May, 2023	0.23	0.12	616,300
April, 2023	0.17	0.11	803,100
March, 2023	0.19	0.10	736,800
February, 2023	0.20	0.12	778,200
January, 2023	0.20	0.15	303,100
December, 2022	0.25	0.12	895,300
November, 2022	0.19	0.10	1,049,900

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

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) "size of the parties" threshold - the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds $400 million in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed $400 million in the aggregate; and (b) "size of the transaction" threshold - the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed an annually established threshold (2023 - $93 million), based on the book value of the subject assets or Company in Canada, or gross revenues from sales in or from Canada generated from those assets or by the Company). For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2023:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2023, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2023, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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

Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2023.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of International Financial Reporting Standards as issued by the International Accounting Standards Board. It is our management’s responsibility to establish and maintain adequate internal control over financial reporting for the Company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set for the by the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 COSO”). Based on the Company’s evaluation and the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as at June 30, 2023 based on the 2013 COSO framework criteria. Management has identified control deficiencies regarding the: (i) lack of segregation of duties; (ii) reliance on independent consultants for review of critical accounting areas and disclosures; and (iii) lack of sufficient financial and personnel resources to design, document and effectuate internal controls over financial reporting. Management of the Company believes that these material weaknesses are due to the small size of the Company’s accounting staff. The small size of the Company’s accounting staff may prevent adequate controls in the future, such as segregation of duties, due to the cost/benefit of such remediation. To mitigate the current limited resources and limited staff, the Company relies heavily on direct management oversight of transactions, along with the use of legal and accounting professionals. As the Company grows, the number of employees is expected to increase, which will enable the Company to implement adequate segregation of duties within the internal control framework.

These control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to the Company’s consolidated financial statements may not be prevented or detected on a timely basis. Accordingly, the Company has determined that these control deficiencies as described above together constitute a material weakness.

In light of these material weaknesses, the Company performed additional analyses and procedures in order to conclude that its consolidated financial statements for the year ended June 30, 2023 included in this Annual Report on Form 20-F were fairly stated in accordance with the accounting principles generally accepted in Canada. Accordingly, management believes that despite the Company’s material weaknesses, its consolidated financial statements for the year ended June 30, 2023 are fairly stated, in all material respects, in accordance with the accounting principles generally accepted in Canada.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting, as the Company does not meet the requirements to require such attestation. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this report.

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

C. Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2023 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2023 the audit committee consisted of four directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

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

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2023	June 30, 2022

Audit Fees	$90,000	$120,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by the auditors.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 18, 2023, the Company’s Board of Directors and Audit Committee requested that Kreston GTA LLP (the “Former Auditor”) resign as the Company’s auditor to facilitate the appointment of DNTW Toronto LLP (the “Successor Auditor”) as the Company’s new auditor until the next annual general meeting, effective immediately on the date thereof.

The audit report of the Former Auditor on the Company’s consolidated financial statements as of and for the years ended June 30, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the two fiscal years ended June 30, 2022 and June 30, 2021 and through October 18, 2023 there were no (i) disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their report to the subject matter of the disagreement, or (ii) reportable events as described in Item 16F(a)(1)(v) of Form 20-F. The Company has provided the Former Auditor with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree.

ITEM 16G CORPORATE GOVERNANCE

The Company’s securities are listed on the CSE and with the OTC Markets Group and trade both on the CSE and the OTCQB marketplace. There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange except for proxy delivery requirements. The CSE and the OTC marketplace requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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

ITEM 19 - EXHIBITS

(a) Financial Statements -

CordovaCannCorp.

Consolidated Financial Statements

For the Years Ended June 30, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CordovaCann Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CordovaCann Corp. (the “Company”) as of June 30, 2023, and the related consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Intangible Assets

Critical Audit Matter Description

We draw attention to Notes 13 to the consolidated financial statements. Management tests its intangible assets for impairment on an annual basis. As a result of retail stores closed in Western Canada, the Company recorded an impairment loss of $2,145,628 in relation to the intangible asset – Starbuds trade name. When performing impairment tests, the Company uses judgment in estimating the recoverable values of the cash-generating units (“CGUs”) and uses valuation models that consider various factors and assumptions including forecasted cash flows, revenue growth rates, royalty rate and discount rates. The use of different assumptions and estimates could influence the valuation of intangible assets and the determination of impairment. The recoverable amount of the CGUs is estimated based on an assessment of their value in use by using a discounted cash flow approach. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The Company has made certain assumptions in determining the cash flow projections. Key assumptions include revenue growth rates, royalty rate and discount rates.

We identified the evaluation of impairment of intangible assets as a critical audit matter. This matter represented a significant risk of material misstatement given the magnitude of the intangible asset amounts and the high degree of estimation uncertainty in determining the recoverable amount of the CGU. In addition, significant auditor judgment was required in evaluating the results of our audit procedures due to the sensitivity of the recoverable amount to changes in certain key assumptions.

How the Critical Audit Matter Was Addressed in the Audit

The following among others are the primary procedures we performed to address this critical audit matter:

•	We assessed the reasonableness of projected growth rates and cash flows by comparing the Company’s projection to Company’s subsequent performance and current industry, market, and economic trends while also considering changes in the Company’s business model.
•	We evaluated the appropriateness of management’s recoverability test and impairment loss measurement.
•	We performed sensitivity analysis on the assumptions used to assess the impact of the discount rate estimated, and to evaluate the changes in the fair value of the intangible asset.
•	We developed an independent expectation of impairment loss amount to assess the reasonableness of management’s amount.

Comparative Information

The consolidated financial statements of the Company as at June 30, 2022 and 2021 and for the years then ended were audited by another auditor who expressed an unqualified (unmodified) opinion on those consolidated financial statements on October 27, 2022.

We have served as the Company’s auditor since 2023.

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

October 30, 2023

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

Kreston GTA LLP| 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com

A member of Kreston Global | A global network of independent accounting firms

Sale lease back – Oregon Property - Refer to Notes 11 to the financial statements

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

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

PCOAB # 7046

October 27, 2022

CordovaCann Corp. Consolidated Statements of Financial Position (Expressed in Canadian Dollars)

As at	Note	June 30, 2023 $	June 30, 2022 $
ASSETS
Current
Cash and cash equivalents		248,416	714,826
Restricted cash	6	171,405	1,033,650
Harmonized sales tax receivable		-	42,650
Accounts receivable		47,202	81,303
Prepaid expenses and deposits	9	209,493	385,366
Loan receivable	7	-	128,860
Inventory	8	919,481	723,953
Other deposit	10	52,960	100,220
Total current assets		1,648,957	3,210,828
Property and equipment, net	11	2,880,863	3,439,705
Right-of-use assets	12	2,395,049	4,451,385
Intangible assets	13	3,098,339	5,243,967
Licenses	14	240,498	405,080
Total assets		10,263,706	16,750,965
LIABILITIES
Current
Accounts payable and accrued liabilities		4,600,357	3,557,172
Mortgage payable	15	31,475	824,852
Income taxes payable		132,318	316,017
Contract liability	16	52,166	50,771
Harmonized sales tax payable		33,623	-
Lease liability	17	419,529	601,732
Convertible debentures	20	1,042,763	-
Promissory notes payable	18	1,569,253	345,442
Total current liabilities		7,881,484	5,695,986
Deferred tax liability	27	6,300	21,420
Mortgage payable	15	911,428	-
Contract liability	16	86,752	134,925
Lease liabilities	17	2,404,964	4,312,247
Total liabilities		11,290,928	10,164,578
SHAREHO LDERS' EQ UITY (DEFIC IENC Y)
Share capital		30,475,107	30,475,107
Contributed surplus		8,036,990	8,036,990
Equity portion of convertible debentures		-	689,645
Accumulated deficit		(40,294,989)	(33,410,321)
Accumulated other comprehensive income		64,019	70,073
Shareholders' equity (deficiency) attributable to CordovaCann Corp.		(1,718,873)	5,861,494
Non-controlling interests		691,651	724,893
Total equity		(1,027,222)	6,586,387
Total liabilities and shareholders' equity		10,263,706	16,750,965

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 23)

Related party transactions (Note 24)

Approved on behalf of the Board:

“Dale Rasmussen”	“Thomas M. Turner, Jr."
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp. Consolidated Statements of Operations and Comprehensive Loss For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

	Note	2023 $	2022 $	2021 $
Revenue		13,594,706	13,526,084	10,318,845
Cost of sales		(9,733,113)	(9,798,408)	(6,826,605)
Gross profit		3,861,593	3,727,676	3,492,240
Expenses
Consulting fees		1,005,312	1,289,457	1,302,191
Share based compensation	21, 22	-	1,920	941,854
Professional fees		213,188	268,055	362,479
Shareholders information services		231,971	249,099	358,516
Salaries and wages		2,336,569	2,183,630	1,030,580
Office and general		1,022,545	1,145,361	749,522
Depreciation	11	345,095	345,188	383,476
Amortization of right-of-use assets	12	694,730	782,108	434,837
Amortization of licenses	14	164,582	164,582	141,249
Leases and utilities		327,331	470,996	344,576
		6,341,323	6,900,396	6,049,280
Loss before other income (expense)		(2,479,730)	(3,172,720)	(2,557,040)
Interest expense	15, 18, 20	(529,473)	(308,877)	(606,830)
Interest on lease liability	17	(473,136)	(531,768)	(223,798)
Accretion expense	18, 20	(26,741)	(61,319)	(184,410)
Loss on convertible debentures	20	(218,567)	-	-
Impairment of assets	11	(1,030,537)	(211,774)	(664,543)
Impairment of intangible assets	13	(2,145,628)	-	-
Gain on extinguishment of lease	12, 17	52,126	29,635	-
Foreign exchange gain (loss)		49,363	186,372	(307,673)
Allowance for loan receivable	7	(264,800)	-	-
Gain (loss) on settlement		-	(99,635)	-
Loss on disposal of assets		-	-	(7,422)
Other income		182,813	186,257	66,805
Loss before income tax recovery (expense)		(6,884,310)	(3,983,829)	(4,484,911)
Current		(48,720)	(54,757)	(315,362)
Deferred		15,120	15,120	13,759
Net loss		(6,917,910)	(4,023,466)	(4,786,514)
Net loss per share - basic and diluted		(0.06)	(0.04)	(0.06)
Weighted average number of outstanding
common shares - basic and diluted		109,502,853	100,632,038	81,683,228
Net loss		(6,917,910)	(4,023,466)	(4,786,514)
Foreign exchange translation adjustment		(6,054)	(7,802)	119,474
Comprehensive loss		(6,923,964)	(4,031,268)	(4,667,040)
Net loss attributable to:
CordovaCann Corp.		(6,884,668)	(3,956,931)	(5,154,605)
Non-controlling interests		(33,242)	(66,535)	368,091
Comprehensive loss attributable to:
CordovaCann Corp.		(6,890,722)	(3,964,733)	(5,035,131)
Non-controlling interests		(33,242)	(66,535)	368,091

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp. Consolidated Statements of Changes in Equity (Deficiency) For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

					Equity			Share		Accumulated
		Number of			Portion of	Contingently	Shares	Subscriptions		Other	Non-	Shareholders'
		Common	Share	Contributed	Convertible	Issuable	to be	Received in	Accumulated	Comprehensive	controlling	Equity
		Shares	Capital	Surplus	Debentures	Shares	Issued	Advance	Deficit	Income	interests	(Deficiency)
	Note	#	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2020		65,948,832	19,697,180	6,709,782	862,913	2,040,000	510,000	-	(24,159,690)	(41,599)	658,103	6,276,689
Shares issued as part of contingent consideration	19	15,000,000	2,550,000	-	-	(2,040,000)	(510,000)	-	-	-	-	-
Common shares issued for private placement	19	9,202,242	2,944,716	-	-	-	-	-	-	-	-	2,944,716
Issuance of warrants	22	-	-	941,854	-	-	-	-	-	-	-	941,854
Issuance of convertible debentures	20	-	-	181,548	208,452	-	-	-	-	-	-	390,000
Conversion of convertible debentures	20	-	-	-	(923,590)	-	923,590	-	-	-	-	—
Interest on convertible debentures	20	-	-	-	159,102	-	-	-	-	-	-	159,102
Acquisition of Extraction Technologies, LLC	5(a)	3,000,000	953,250	-	-	-	-	-	-	-		953,250
Acquisition of 10062771 Manitoba Ltd.	5(b)	-	-	-	-	-	-	-	-	-	144,118	144,118
Acquisition of 2734158 Ontario Inc. additional NCI	5(c)	-	-	-	-	-	-	-	(139,095)	-	(166,172)	(305,267)
Dividend paid to NCI	5(c)	-	-	-	-	-	-	-	-	-	(177,975)	(177,975)
Warrant portion of promissory note payable	16	-	-	11,630	-	-	-	-	-	-		11,630
Share subscriptions received in advance	21	-	-	-	-	-	-	647,296	-	-	-	647,296
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	119,474	-	119,474
Net loss for the year		-	-	-	-	-	-	-	(5,154,605)	-	368,091	(4,786,514)
Balance, June 30, 2021		93,151,074	26,145,146	7,844,814	306,877	-	923,590	647,296	(29,453,390)	77,875	826,165	7,318,373
Common shares issued for private placement	19	3,379,379	1,013,814	-	-	-		(647,296)	-	-	-	366,518
Exercise of options	21	200,000	75,959	(25,959)	-	-	-	-	-	-	-	50,000
Issuance of warrants	22	-	-	1,920	-	-	-	-	-	-	-	1,920
Interest on convertible debentures	20	-	-	-	53,200	-	-	-	-	-	-	53,200
Dividend paid to NCI	5(c)	-	-	-	-	-	-	-	-	-	(34,737)	(34,737)
Shares issued as part of contingent consideration	19	5,354,400	923,590	-	-	-	(923,590)	-	-	-	-	-
Exercise of warrants	22	700,000	334,788	(124,788)	-	-	-	-	-	-	-	210,000
Common shares issued for private placement	19	6,718,000	1,981,810	122,436	-	-	-	-	-	-	-	2,104,246
Refinancing of convertible debentures	20	-	-	218,567	329,568	-	-	-	-	-	-	548,135
Foreign currency translation adjustment		-	-	-	-	-	-	-		(7,802)	-	(7,802)
Net loss for the year		-	-	-	-	-	-	-	(3,956,931)	-	(66,535)	(4,023,466)
Balance, June 30, 2022		109,502,853	30,475,107	8,036,990	689,645	-	-	-	(33,410,321)	70,073	724,893	6,586,387
Interest on convertible debentures	20	-	-	-	123,338	-	-	-	-	-	-	123,338
Extinguishment of equity portion of convertible debentures	20	-	-	-	(812,983)	-	-	-	-	-	-	(812,983)
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	(6,054)	-	(6,054)
Net loss for the year		-	-	-	-	-	-	-	(6,884,668)	-	(33,242)	(6,917,910)
Balance, June 30, 2023		109,502,853	30,475,107	8,036,990	-	-	-	-	(40,294,989)	64,019	691,651	(1,027,222)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp. Consolidated Statements of Cash Flows For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

	2023 $	2022 $	2021 $
Operating activities
Net loss for the year	(6,917,910)	(4,023,466)	(4,786,514)
Adjusted for non-cash items:
Share based compensation	-	1,920	941,854
Depreciation	345,095	345,188	383,476
Amortization of right-of-use assets	694,730	782,108	434,837
Amortization of licenses	164,582	164,582	141,249
Interest expense	529,473	308,877	606,830
Interest on lease liability	473,136	531,768	223,798
Accretion expense	26,741	61,319	184,410
Loss on convertible debentures	218,567	-	-
Loss on disposal of assets	-	-	7,422
Impairment of assets	1,030,537	211,774	664,543
Impairment of intangible assets	2,145,628	-	-
Allowance for loan receivable	264,800	-	-
Loss on settlement	-	99,635	-
Gain on extinguishment of lease	(52,126)	(29,635)	-
Promissory note extension	-	-	11,630
Change in fair value of biological assets	-	-	(166,458)
Foreign exchange loss (gain)	(49,363)	(186,372)	307,673
Income taxes expense	48,720	54,757	315,362
Deferred tax recovery	(15,120)	(15,120)	(13,759)
Changes in non-cash working capital items:
Accounts receivable	34,101	(73,379)	(5,750)
Prepaid expenses and deposits	(87,777)	(52,595)	(183,031)
Inventory	(195,528)	(219,432)	(242,426)
Accounts payable and accrued liabilities	1,043,185	231,001	600,761
Harmonized sales tax payable	76,273	(172,295)	126,035
Income taxes payable	(183,699)	(51,132)	-
Contract liability	(46,778)	(41,207)	226,903
Cash used in operating activities	(452,733)	(2,071,704)	(221,155)
Investing activities
Additions to property and equipment	(761,937)	(661,636)	(740,995)
Proceeds from disposal of property and equipment	-	2,726,680	38,538
Repayment of deposit received	53,059	-	96,587
Aquisition of Manitoba	-	-	2,059
Aquisition of Extraction Tech	-	-	2,266
Aquisition of non-controlling interest shares	-	-	(265,975)
Cash provided by (used in) investing activities	(708,878)	2,065,044	(872,052)
Financing activities
Repayment of convertible debentures	-	-	(30,000)
Repayment of promissory notes	(272,194)	(583,809)	(490,493)
Proceeds from issuance of promissory notes	1,272,715	888,405	-
Repayment of mortgage payable	(206,849)	(755,789)	(151,639)
Proceeds from refinanced mortgage payable	95,485	-	-
Payment of lease liabilities	(1,023,517)	(985,192)	(501,365)
Proceeds from share subscriptions received in advance	-	-	647,296
Proceeds from private placement	-	1,981,810	2,275,534
Proceeds from the exercise of warrants	-	210,000	-
Payment of dividends to non-controlling interest shareholders	-	(34,737)	(177,975)
Cash provided by (used in) financing activities	(134,360)	720,688	1,571,358
Effect of exchange rate changes on cash	(32,684)	(24,046)	(67,396)
Net increase (decrease) in cash and cash equivalents	(1,328,655)	689,982	410,755
Cash and cash equivalents, beginning of year	1,748,476	1,058,494	647,739
Cash and cash equivalents, end of year	419,821	1,748,476	1,058,494
Cash and cash equivalents consist of:
Cash	248,416	714,826	1,058,494
Restricted cash	171,405	1,033,650	-

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

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

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $6,923,964 (June 30, 2022 – $4,031,268) during the year ended June 30, 2023 and has a total accumulated deficit of $40,294,989 (June 30, 2022 – $33,410,321) as at June 30, 2023. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

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

These consolidated financial statements were authorized for issuance by the Board of Directors on October 30, 2023.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(b)	Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except biological assets which were measured at fair value. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

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

The following table lists the Company’s subsidiaries and their functional currencies:

Name of Subsidaries	Place of Incorporation	Ownership Interest	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars
Cordova MA Holdings, Inc.	Massachusetts, USA	100%	United States Dollars

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

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

Cash and cash equivalents

Cash consists of bank balances and cash held in trust. Cash equivalents consist of short-term deposits with original maturities of three months or less. As at June 30, 2023 and 2022, there were no cash equivalents. Restricted cash includes funds that can only be used for a specific purpose and has restrictions on use.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued) Revenue (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued) Financial instruments (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

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

Business combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquire at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree.

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

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired or net liabilities assumed, is recorded as goodwill. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period is the period from the acquisition date to the date complete information about facts and circumstances that existed as of the acquisition date is received. However, the measurement period does not exceed one year from the acquisition date.

Equity

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects. When share capital recognized  as equity is repurchased, the amount of the consideration paid, including  directly attributable costs, is recognized as a deduction from total equity.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

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

For leases entered into after July 1, 2019, the commencement date of the lease begins on the date on which the lessor makes the underlying asset available for use to the Company. Lease payments included in the measurement of the lease obligation are comprised of the following:

•	Fixed lease payments, including in-substance fixed payments;
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•	Amounts expected to be payable under a residual value guarantee;
•	The exercise price of purchase options that the Company is reasonably certain to exercise;
•	Lease payments in an option renewal period if the Company is reasonably certain to exercise the extension option;
•	Penalties for early termination of the lease unless the Company is reasonably certain not to terminate early; and
•	Less any lease incentives receivable.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

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

As at July 1, 2019, the right-of-use asset have been initially calculated at an amount equal to the initial value of the lease obligation. There is no impact on retained earnings. For leases entered into, on or after July 1, 2019, the right-of-use asset will be initially calculated at an amount equal to the initial value of the lease liability, adjusted for the following items:

•	Any lease payments made at or before the commencement date, less any lease incentives received;

•	Any initial direct costs incurred by the Company; and

•	An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted this amendment effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted this amendment effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted this amendment effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

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

Valuation of biological assets and inventory

Management is required to make a number of estimates in calculating the fair value of biological assets. These estimates include a number of assumptions including estimations of the stage of growth, pre-harvest and post- harvest costs, sales price and expected yields. Inventories of harvested finished goods and packaging materials are valued at the lower of cost or net realizable value. Management determines net realizable value, which is the estimated selling price less the estimated costs to completion, and the estimated selling costs. The Company estimates the net realizable value of inventories by using the most reliable evidence available at each reporting date. The future realization of these inventories may be different from estimated realization. A change to these assumptions could impact the Company's inventory valuation and gross profit from sales of inventories.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Share-based payment transactions

The Company measures the cost of equity-settled transactions with goods and services received by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share- based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and valuation models used for estimating fair value for share-based payment transactions are disclosed in Note 21 and Note 22.

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

Leases

Management applies judgment in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease. Leases that are recognized are subject to further management judgment and estimation in various areas specific to the arrangement, including lease term and discount rate. In determining the lease term to be recognized, Management considers all facts and circumstances that create an economic incentive to exercise an extension operation, or not to exercise a termination option. Where the rate implicit in a lease is not readily determinable, the discount rate of lease obligations are estimated using a discount rate that estimates the Company's specific incremental borrowing rate. The incremental borrowing rate represents the rate that the Company would incur to obtain the funds necessary to purchase an asset of a similar value, with similar payment terms and security, in a similar economic environment.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

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

5. ACQUISITIONS

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

The Earnout Payment was considered a contingent consideration. At the end of the 15 month period, the conditions for the Earnout Payment were not met and accordingly, was not recognized.

The following table summarizes the fair value of consideration paid on acquisition date and the allocation of the Consideration to the assets and liabilities acquired.

$
Consideration paid
3,000,000 Common shares	953,250
Earnout share consideration	-
Total consideration:	953,250

Purchase Price Allocation
Accounts receivable	2,258
Inventory	5,178
Bank overdraft	(2,266)
Capital assets	1,777,385
Mortgage payable	(829,305)
953,250

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

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

The following table summarises the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Cash	29,795
Prepaid expense	4,595
Inventory	72,265
Furnitures and fixtures	12,251
Leasehold improvements	3,889
Right-of-use assets	101,333
Lease liabilities	(101,333)
Other liabilities assumed	(101,317)
Total identifiable net assets acquired	21,478

The fair value of non-controlling interest at the acquisition date was calculated as follows:

$
Cash consideration transferred	150,000
Ownership acquired	51%
Fair value of Manitoba Ltd	294,118
Fair value attributable to the controlling interests of Manitoba Ltd	(150,000)
Non-controlling interest	144,118

The Company recognized the intangible assets – licenses at the acquisition date and calculated their fair value as follows:

$
Cash consideration	150,000
Consideration received by Manitoba Ltd.	(150,000)
Non-controlling interests	144,118
Deferred tax liability	45,359
Fair value of identifiable assets	(21,478)
Fair value of licenses	167,999

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

5. ACQUISITIONS (continued)

c) Acquisition of additional shares of 2734158 Ontario Inc.

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

During the year ended June 30, 2023, there were no dividends paid to 273 Ontario.

6. RESTRICTED CASH

Restricted cash relates to an amount held in an escrow account by the buyer of the Oregon Property (the “Escrow Account”). The amount held in the Escrow Account is non-interest bearing and restricted for the completion of the buildout of the Oregon Property (Note 11). During the year ended June 30, 2023, withdrawals from the Escrow Account amounted to $862,245 (US $673,040) which were related to the completion of the buildout of the Oregon Property. The balance as at June 30, 2023 amounted to $171,405 (US $129,460) (2022 – $1,033,650 (US $802,500)).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

7. LOAN RECEIVABLE

On June 27, 2022, the Company acquired the rights to purchase the assets (the “AuBio Assets”) of AuBio Labs, LLC (the “AuBio Transaction”). The consideration for the AuBio Transaction was $902,020 (US $700,000), of which, $128,860 (US $100,000) was provided on the closing date of the AuBio Transaction, with the remaining $733,160 (US $600,000) to be advanced in tranches of $128,860 (US $100,000) over four months post transaction and $257,720 (US $200,000) to be advanced on November 26, 2022 (the “AuBio Advances”). Upon advancing the final amount, the Company will have the option to convert the AuBio Advances into full ownership of the AuBio Assets. During the year ended June 30, 2023, the Company advanced $135,940 (US $100,000) to Aubio Labs, LLC. Due to the delay in the Company not advancing the remaining AuBio Advances by the specified date, the Company has recorded an allowance for doubtful amount in the amount of $264,800 (US $200,000) during the year ended June 30, 2023. The following table summarizes the loan receivable.

	June 30, 2023 $	June 30, 2022 $
Aggregate amount advanced	264,800	128,860
Allowance for doubtful amount	(264,800)	-
Carrying value	-	128,860

8. INVENTORY

The Company’s inventory includes purchased products. The Company’s purchased inventory during the year ended June 30, 2023 amounted to $9,773,113 (June 30, 2022 – $9,665,379; June 30, 2021 – $7,119,894). The Company’s inventory as at June 30, 2023 amounted to $919,481 (June 30, 2022 – $723,953).

9. PREPAID EXPENSES AND DEPOSITS

The following table summarizes the prepaid expenses and deposits:

	June 30, 2023 $	June 30, 2022 $
Rental deposits	94,925	223,490
Prepaid insurance	9,612	7,039
Prepaid expenses	104,956	154,837
Total	209,493	385,366

10. OTHER DEPOSIT

On November 7, 2019, the Company advanced CDN $408,840 (US $300,000) to a non-arm’s length party in exchange for Promissory Note C (the “Joint Forces Deposit”).

On October 12, 2020, the Company entered into a settlement agreement (the “Settlement”), settling the outstanding Joint Forces Deposit for a payment term over 2 years for a total of $460,626 (US $338,000). Accordingly, the Joint Forces Deposit was determined to be a financial instrument and recorded at amortized cost. The initial carrying amount of the financial asset was determined by discounting the stream of future payments of interest and principal at a market interest rate of 8% which is estimated to be the lending rate available to the Company for similar instruments.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

10. OTHER DEPOSIT (continued)

During the year ended June 30, 2023, the Company received payments of $53,059 (US $40,000) (2022 - $231,948 (US $180,000)).

The outstanding balance of the Joint Forces Deposit amounted to $52,960 as at June 30, 2023 (June 30, 2022 – $100,220). Interest income in relation to the Joint Forces Deposit amounted to $2,944 during the year ended June 30, 2023 (June 30, 2022 – $19,056; June 30, 2021 – $28,939).

11. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	Land $	Building $	Leasehold improvements $	Machinery and equipment $	Computer equipment $	Furniture and fixtures $	Total $
Cost
As at June 30, 2021	806,750	2,062,251	2,820,066	318,457	115,595	315,613	6,438,734
Additions	-	24,311	505,062	-	36,384	95,879	661,636
Disposals	(403,524)	(1,019,086)	(1,162,803)	-	-	-	(2,585,413)
Translation adjustment	-	(21,743)	-	-	-	-	(21,743)
Impairment charge	-	-	(211,774)	-	-	-	(211,774)
As at June 30, 2022	403,226	1,045,735	1,950,551	318,457	151,979	411,492	4,281,440
Additions	-	7,773	749,917	-	-	4,247	761,937
Disposals	-	-	-	-	-	-	-
Translation adjustment	27,524	28,637	(102,061)	8,749	9,101	38,239	10,189
Impairment charge	-	-	(1,320,102)	-	(26,308)	(21,030)	(1,367,440)
As at June 30, 2023	430,750	1,082,145	1,278,305	327,206	134,772	432,948	3,686,126

Accumulated depreciation As at June 30, 2021	-	(44,814)	(251,826)	(21,630)	(32,419)	(28,423)	(379,112)
Depreciation	-	(22,475)	(230,161)	(11,457)	(36,176)	(44,919)	(345,188)
Disposals	-	-	(22,570)	(34,047)	(10,764)	(50,054)	(117,435)
Translation adjustment	-	-	-	-	-	-	-
As at June 30, 2022	-	(67,289)	(504,557)	(67,134)	(79,359)	(123,396)	(841,735)
Depreciation	-	(43,488)	(119,040)	(74,816)	(33,702)	(74,049)	(345,095)
Impairment charge	-	-	336,418	-	485	-	336,903
Translation adjustment	-	(1,337)	-	21,926	(3,260)	27,335	44,664
As at June 30, 2023	-	(112,114)	(287,179)	(120,024)	(115,836)	(170,110)	(805,263)

Net book value ($)
At June 30, 2021	806,750	2,017,437	2,568,240	296,827	83,176	287,190	6,059,620
At at June 30, 2022	403,226	978,446	1,445,994	251,323	72,620	288,096	3,439,705
As at June 30, 2023	430,750	970,031	991,126	207,182	18,936	262,838	2,880,863

During the year ended June 30, 2023, the Company incurred a depreciation expense in the amount of $345,095 (June 30, 2022 – $345,188; June 30, 2021 – $383,476).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

11. PROPERTY AND EQUIPMENT, NET (continued)

Impairment

During the year ended June 30, 2023, the Company  incurred an impairment expense in the amount of $1,030,537 (June 30, 2022 – $211,774; June 30, 2021 - $664,543) in relation to its leasehold improvements, machinery and equipment, computer equipment, and furniture and fixtures in relation to the closure of its retail locations in Western Ontario.

Oregon – Sale leaseback transaction

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

12. RIGHT-OF-USE ASSETS

$
Balance, June 30, 2021	3,169,655
Additions during the year	2,227,188
Depreciation for the year	(782,847)
Impairment	(183,693)
Foreign exchange translation	21,082
Balance, June 30, 2022	4,451,385
Additions during the period	-
Depreciation for the period	(694,730)
Impairment	(1,416,691)
Foreign exchange translation	55,085
Balance, June 30, 2023	2,395,049

Leased properties are amortized over the terms of their respective leases.

Included in additions during the year ended June 30, 2022 is the addition of the lease on the Oregon Property in connection with a sale-leaseback transaction, as further described in Note 11.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

12. RIGHT-OF-USE ASSETS (continued)

During the year ended June 30, 2023, the Company closed its retail store locations in Western Canada and accordingly, existing long-term leases were terminated. The Company recorded impairment of $1,416,691 for the terminated right-of-use assets (June 30, 2022 – $183,693) along with a forgiveness of lease liability in the amount of $1,598,497 (June 30, 2022 – $213,328) (Note 17), and resulted a gain of $181,806 from impairment of right-of-use assets and extinguishment of lease liabilities. The Company wrote off the related lease deposits at amount of $129,680 as well and resulted a net gain of $52,126 (June 30, 2022 – $29,635) from termination of leases.

13. INTANGIBLE ASSETS

The Company’s intangible assets relates to the brand name acquired from Star Buds International Inc. As this intangible asset was determined to be an indefinite life intangible asset, no amortization was recorded during the years ended June 30, 2023 and 2022.

During the year ended June 30, 2023, impairment in the amount of $2,145,628 was recorded in relation to the intangible asset – Starbuds trade name as a result of the closure of its retail store locations in Western Canada.

No impairment was recorded in relation to the intangible asset – Starbuds trade name during the years ended June 30, 2022 and 2021.

14. LICENSES

$
Cost
As at June 30, 2021	710,911
Additions (disposals)	-
As at June 30, 2022	710,911
Additions (disposals)	-
As at June 30, 2023	710,911
Accumulated amortization As at June 30, 2021	(141,249)
Amortization	(164,582)
As at June 30, 2022	(305,831)
Amortization	(164,582)
As at June 30, 2023	(470,413)
Net book value ($)
As at June 30, 2022	405,080
As at June 30, 2023	240,498

During the year ended June 30, 2023, amortization expense in relation to these licenses amounted to $164,584 (June 30, 2022 – $164,584; June 30, 2021 – $141,249).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

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

On June 12, 2020, the Company entered into a new mortgage (the “New Mortgage’), in the amount of

$815,760 (US $600,000), and paid off the existing Mortgage and accrued interest of $724,894 (US $531,914). The New Mortgage bears interest at 12%, is secured by a first charge on the Property and matures on December 15, 2020. The transaction cost of $52,045 was deducted from the initial carrying value of the mortgage payable and was recognized into profit and loss over the term of the mortgage payable.

On August 4, 2021, the Oregon Mortgage was fully paid off upon the sale of the Oregon Property (Note 11).

Oregon Mortgage as at June 30, 2023 and 2022 amounted $nil. Total interest expense in relation to the Oregon Mortgage for the year ended June 30, 2023 amounted to $nil (June 30, 2022 – $nil; June 30, 2021 – $146,672).

Washington Mortgage

On February 26, 2021, the Company completed the Washington Acquisition (Note 5 (a)) and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

On November 1, 2022, the Company refinancing the existing Washing Mortgage for an aggregate amount of US $725,000, less a US $7,500 interest reserve amount (the “Washington Refinance”). As a result of financing and administrative costs incurred in relation to the Washington Refinancing, along with the payment of the previous outstanding Washington Mortgage, there were no additional cash proceeds received. The refinanced Washington Mortgage has a maturity date of five years from the date of refinancing and bears interest at 9.75% for the first two years, with interest escalators in subsequent years.

As at June 30, 2023, the amount outstanding under the Washington Mortgage amounted to $942,903 (June 30, 2022 – $824,852). During the year ended June 30, 2023, the current portion of the Washington Mortgage amounted to $31,475 (June 30, 2022 – $824,852) and the long-term amounted to $911,428 (June 30, 2022 – $nil). Total interest expense in relation to the Washington Mortgage amounted to $187,113 during the year ended June 30, 2023 (June 30, 2022 – $102,907; June 30, 2021 – $43,675).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

16. CONTRACT LIABILITY

The Company’s contract liability is deferred revenue which relates to revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) which amounted to $138,918 (June 30, 2022 – $185,696). Details of the Company’s contract liability is noted as follows:

	June 30, 2023	June 30, 2022
Opening balance	$185,696	$226,903
Additions	-	-
Changes in exchange rates	5,457	8,123
Revenue recognized from contract liability	(52,235)	(49,330)
Ending balance	$138,918	$185,696
Current portion	$52,166	$50,771
Long-term portion	86,752	134,925

17. LEASE LIABILITIES

The following table represents the lease obligations for the Company as at June 30, 2023:

$
Balance, June 30, 2021	3,328,645
Additions during the year	2,227,188
Interest expense	532,773
Lease payments	(985,192)
Extinguishment of the lease liability	(213,329)
Foreign exchange translation	23,894
Balance, June 30, 2022	4,913,979
Additions during the year	-
Interest expense	473,136
Lease payments	(1,023,517)
Extinguishment of the lease liability	(1,598,497)
Foreign exchange translation	59,392
Balance, June 30, 2023	2,824,493

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

17. LEASE LIABILITIES (continued)

Allocated as:

	June 30, 2023 $	June 30, 2022 $

Current	419,529	601,732
Long-term	2,404,964	4,312,247
Total	2,824,493	4,913,979

$
Less than one year	746,269
One to five years	2,096,968
More than five years	1,467,854
Total undiscounted lease obligation	4,311,091

During the year ended June 30, 2023, the Company had a lease with a term less than 12 months and recorded $95,713, respectively (June 30, 2022 –$173,667) of rent expense attributed to short-term leases.

During the year ended June 30, 2023, the Company closed its retail store locations in Western Canada and accordingly, existing long-term leases were terminated, resulting in a net gain on extinguishment (Note 12).

18. PROMISSORY NOTES PAYABLE

Promissory Note A – February 1, 2019

On February 1, 2019, the Company issued an unsecured promissory note (the “Promissory Note A”) in the principal amount of $196,425 (US $150,000). The Company repaid Promissory Note A and accrued interest during the years ended June 30, 2022 and 2021.

As at June 30, 2023 and 2022, $nil was outstanding under Promissory Note A. Interest expense of $nil (June 30, 2022 – $317; June 30, 2021 – $7,149) was recorded for the year ended June 30, 2023.

Promissory Note B – June 19, 2019

On June 19, 2019, the Company issued secured promissory notes (the “Promissory Note B”) in the aggregate principal amount of $654,350 (US $500,000). The Promissory Note B originally matured on December 18, 2019 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. In connection with the Promissory Note B, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

18.   PROMISSORY NOTES PAYABLE (continued)

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

The Company extended the maturity date of the Promissory Note B to December 15, 2021 and fully repaid it during the year ended June 30, 2022. As at June 30, 2023 and 2022, the value of the Promissory Note B amounted to $nil.

Promissory Note C – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note C-1”) in the principal amount of $527,967 (Note 12 (iv)). The Promissory Note C-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note C-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-2”) in the principal amount of $225,000 (Note 12(v)). The Promissory Note C-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note C-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-3”) in the principal amount of $196,832 (Note 12(v)). The Promissory Note C-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note C-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

During the year ended June 30, 2023, the Company repaid $21,000. As at June 30, 2023, the value of these promissory notes amounted to $371,033 (June 30, 2022 – $345,442). Interest and accretion in the amount of $16,905 and $29,685, respectively (June 30, 2022 – $61,319 and $20,971, respectively; June 30, 2021 – $95,832 and $35,007, respectively) was recorded during the year ended June 30, 2023. These promissory notes post maturity and are in default.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

18. PROMISSORY NOTES PAYABLE (continued)

During the years ended June 30, 2023 and 2022, the Company issued short-term promissory notes to certain arm's-length parties:

Demand Notes 2022

During the year ended June 30, 2022, the Company issued demand notes (the “2022 Demand Notes”) in the aggregate amount of $902,020 (US $700,000). $515,440 (US $400,000) was repaid in cash while the remaining $390,000 (US $300,000) was settled into convertible debentures (Note 20). During the year ended June 30, 2022, the total interest and administrative fees charged in relation to the 2022 Demand Notes amounted to $133,283.

As at June 30, 2022, there was no principal amount or accrued interest outstanding in relation to the 2022 Demand Notes.

Demand Notes 2023

During the year ended June 30, 2023, the Company issued demand notes (the “2023 Demand Notes”) in the aggregate amount of $1,257,800 (US $950,000) with fixed interest amounts and maturity dates between October 2022 to February 2023. $198,600 (US $150,000) of principal repayments and $50,239 (US $37,500) of interest repayments were made in cash during the year ended June 30, 2023.

The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500).

As at June 30, 2023, the outstanding principal amount of the 2023 Demand Notes amounted to $1,059,200 (US $800,000) and the outstanding accrued interest amounted to $139,020 (US $105,000).

Includes in the aggregate amount of 2023 Demand Notes issued during the year ended June 30, 2023 is the principal amount of $132,400 (US $100,000) and accrued interest of $19,860 (US $15,000) to the Chief Executive Officer and Chairman of the Company. These amounts have not been repaid to the respective related party and remain outstanding.

The 2023 Demand Notes have matured and are in default.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

19. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares. During the year ended June 30, 2023, the Company did not have any common share transactions. During the year ended June 30, 2022, the Company had the following common share transactions:

•	On April 21, 2022, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,718,000 units at a price of US $0.31 per unit for gross proceeds of $2,104,246 (US $1,679,500); of which $1,891,879 (US $1,510,000) was received in cash and $212,367 (US $169,500) was issued in settlement of outstanding fees and debt. Each unit is comprised of one common share of the Company and one warrant that entitles the holder to purchase one share of the Company at a price of $1.25 per share for a period of two years from the date of issuance. The Company used the residual method for warrants valuation and allocated $122,436 to the warrants;

•	On February 26, 2022 and in connection with the exercise of share purchase warrants, 700,000 common shares were issued at a price of $0.30 per share for aggregate proceeds of $210,000. In relation to this exercise, 124,788 was transferred from contributed surplus to share capital;

•	On December 17, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were issued. $923,590 was transferred from shares to be issued to share capital;

•	On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt, which included $97,500 which was outstanding to a director of the Company. These units were comprised of a common share and a share purchase warrant exercisable at $0.45 per share for a period of 24 months from the date of issuance; and

•	On August 1, 2021 and in connection with the exercise of stock-options by consultants, 200,000 common shares were issued at a price of $0.25 per share. As a result of this exercise, $25,959 was transferred from contributed surplus to share capital.

During the year ended June 30, 2021, the Company had the following common share transactions:

•	On February 26, 2021, the Company issued 3,000,000 common shares of the Company for the acquisition of Extraction Technologies, LLC (Note 15);

•	On February 19, 2021, the Company issued 6,177,721 common shares of the Company at a price of $0.32 per share for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt;

•	On January 6, 2021, the Company issued 9,000,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds for the opening of three cannabis retail stores under the Starbuds trade name;

•	On August 17, 2020, the Company issued 3,024,521 common shares of the Company at a price of $0.32 per share for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt; and

•	On July 27, 2020, the Company issued 6,000,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Starbuds for the opening of two cannabis retail stores under the Starbuds trade name.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

19. SHARE CAPITAL (continued)

Shares to be issued

•	On January 16, 2020, the Company issued 271,164 common shares of the Company at a price of $1.00 per share as a result of a partial conversion of the Debentures of Series A-1, as disclosed in Note 22.

During the year ended June 30, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were classified as shares to be issued. On December 17, 2021, these common shares were issued.

As at June 30, 2022, the value of shares to be issued amounted to $nil (June 30, 2021 – $923,590).

Contingently issuable shares

As at June 30, 2022 there were nil (2021 - 4,000,000) contingently issuable shares of the Company in relation to the Washington Acquisition (Note 15).

Shares subscriptions received in advance

During the year ended June 30, 2021, the Company received a total of $647,296 in deposits related to a non-brokered private placement financing. This non-brokered private placement closed on August 19, 2021, as noted above.

20. CONVERTIBLE DEBENTURES

a) Convertible Debentures Series A-4 – March 12, 2021

On  March  12, 2021, the Company  closed  a non-brokered  private placement  of unsecured  subordinated convertible debenture units (the “Debenture Units of Series A-4”) of the Company for gross proceeds of

$390,000.

Each Debenture Unit of Series A-4 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-4”) and 1,000 common share purchase warrants (the “Warrants of Series A-4”) of the Company. The Debentures of Series A-4 matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-3 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-4 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-4 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-4 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

20. CONVERTIBLE DEBENTURES (continued)

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

On May 31, 2022, the Debenture Units of Series A-4 were converted into the Convertible Debentures Series A- 5 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-5. As a result of the transfer, a loss in the amount of $99,635 was recorded.

During the year ended June 30, 2023, interest of $nil was recorded in the equity portion of the convertible debt (June 30, 2022 – $45,762; June 30, 2021 – $16,512) in relation to these convertible debentures.

b) Convertible Debentures Series A-5 – May 31, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-5”) of the Company for gross proceeds of $897,000 with annual interest rate of 15% and maturity on May 31, 2023.

Each Debenture Unit of Series A-5 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-5”) and 1,000 common share purchase warrants (the “Warrants of Series A-5”) of the Company. The Debentures of Series A-5 mature on May 31, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-5 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of the Debentures of Series A-5 and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-5 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-5 entitles the holder to purchase one common share of the Company until May 31, 2024 at an exercise price of $1.25 per share.

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

At initial recognition, the Debenture Units of Series A-5 were determined to be an equity instrument due to being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-5 are added to the equity portion of convertible debt as accrued.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

20. CONVERTIBLE DEBENTURES (continued)

On the maturity date of May 30, 2023, the Company did not elect to convert the Debenture Units of Series A-5. As a result of the non-exercise of the conversion option, the Company’s Debenture Units of Series A-5 no longer met the criteria of an equity instrument, as it could no longer avoid the contractual obligation to pay cash related to the principal and interest.  Accordingly, the Company reclassified the equity portion of convertible debenture to a convertible debenture liability at its face value of $897,000. As a result of the reclassification, the Company recorded a loss in the amount of $218,567 during the year ended June 30, 2023. The loss arises from the difference between the face value of convertible debentures and the amount reclassified from equity to the convertible debenture liability on the maturity date.

During the year ended June 30, 2023, interest of $134,551 was recorded in the convertible debentures (June 30, 2022 – $11,212). As at June 30, 2023, the outstanding principal amount of the convertible debentures remained at $879,000 and the outstanding accrued interest amounted to $145,763.

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

Outstanding options as at June 30, 2023 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2021	5,300,000	0.31	1.77
Issued	-	-	-
Exercised	(200,000)	0.25	0.65
Expired	-	-	-
June 30, 2022	5,100,000	$0.31	0.78
Issued	-	-	-
Exercised	-	-	-
Expired	(5,100,000)	0.31	-
June 30, 2023	-	$-	-

The fair value of these issued stock options were determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

Stock price	$0.19-0.405
Risk-free interest rate	0.33-1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	112-124%
Dividend yield	Nil

There were no stock options issued during the years ended June 30, 2023 and 2022.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

21. OPTIONS (continued)

During the year ended June 30, 2022 and in connection with stock options previously issued to consultants, stock options were exercised for the purchase of 200,000 common shares of the Company at an exercise price of $0.25 per share for gross proceeds of $50,000. As a result of this exercise, contributed surplus in the amount of $25,959 was transferred to share capital.

During the year ended June 30, 2023, 5,100,000 (2022 – nil) stock options expired, unexercised.

During the year ended June 30, 2023, 2022 and 2021, the Company expensed $nil of the fair value of the stock options.

22. WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2021	15,589,500	0.38	1.30
Issued	10,097,379	0.98	2.00
Exercised	(700,000)	0.30	0.16
Expired	(3,309,500)	0.48	-
June 30, 2022	21,677,379	$0.65	1.00
Issued	-	-	-
Exercised	-	-	-
Expired	(11,580,000)	0.40	-
June 30, 2023	10,097,379	$0.98	0.58

During the year ended June 30, 2023:

•	11,580,000 common share purchase warrants expired, unexercised.

During the year ended June 30, 2022:

•	The Company issued 6,718,000 common share purchase warrants in connection with a non-brokered convertible debenture offering;
•	The Company issued 3,379,379 common share purchase warrants in connection with a non-brokered private placement;
•	700,000 common share purchase warrants were exercised (Note 19);
•	3,309,500 common share purchase warrants expired, unexercised; and
•	No common share purchase warrants were forfeited or cancelled.

During the year ended June 30, 2021:

•	the Company issued 6,790,000 common share purchase warrants in to employees and directors, for the amendment of promissory notes payable, and a convertible debenture financing;
•	1,450,000 common share purchase warrants expired, unexercised; and
•	No common share purchase warrants were forfeited or cancelled.

The fair value of these issued warrants of was determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

22. WARRANTS (continued)

Stock price	$0.19-0.35
Risk-free interest rate	0.26-0.32%
Expected life	1-3 years
Estimated volatility in the market price of the common shares	87-89%
Dividend yield	nil

During the year ended June 30, 2023, the Company expensed $nil (June 30, 2022 – $1,920; June 30, 2021 – $941,854), in the fair value of warrants as a result of the issuances which have been recorded as share based compensation.

23. COMMITMENTS AND CONTINGENCIES

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

(b) Contingencies

During the year ended June 30, 2023, the Company was identified as a defendant along with three other defendants (the “Other Defendants”) to a complaint in the Orange County Superior Court of California and for the State of California (the “Complaint”). The Complaint contains five causes of actions by the plaintiff (the “Plaintiff”), but only one of those causes of action, for injunctive relief, is asserted against the Company. The Complaint involves claims by the Plaintiff that at the request of the Other Defendants, the Plaintiff guaranteed a loan to acquire lab equipment for the benefit of the Other Defendants in the amount of $251,793. The Complaint claims that the Other Defendants failed to pay off the subject loan and converted the equipment, depriving the Plaintiff of the ability to foreclose and receive repayment. The cause of action for injunctive relief against the Company (as well as the Other Defendants) requests that the court issue an order setting forth title and control to the equipment. The Company currently leases this equipment from the Other Defendants. The Company has not been served the Complaint and there is no claim for damages against the Company presently in the Complaint. The Company intends on defending this Compliant to the extent that a liability is imposed on the Company for the replacement of the equipment or for the monetary damages imposed on the Other Defendants. As at the date of these consolidated financial statements, it is premature, and not practical, to determine whether or not there will be any outflow and, if so, the amount of that outflow. Accordingly, no provisions have been made on the Company’s consolidated financial statements of position with respect to the Complaint.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

24. RELATED PARTY TRANSACTIONS

Related party transactions as at and for the years ended June 30, 2023, 2022 and 2021 and the balances as at those dates, not disclosed elsewhere in these consolidated financial statements are as follows:

a)

During the year ended June 30, 2023, the Company expensed $660,000 (June 30, 2022 – $669,000; June 30, 2021 – $842,500), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at June 30, 2023, the Company had fees payable to officers and directors of the Company of $2,467,695 (June 30, 2022 – $1,879,125).

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

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2023:

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

25. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

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

As at June 30, 2023, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2023, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investments in other listed public companies, and therefore it is not subject to any significant stock market price risk.

26. CAPITAL MANAGEMENT

The Company’s definition of capital includes all components of shareholders’ equity (deficiency) excluding non-controlling interest. As at June 30, 2023, the Company’s capital amounted to $(1,718,873) (June 30, 2022 – $5,861,494). The Company’s objectives when managing capital are as follows:

(i) to safeguard the Company’s ability to continue as a going concern; and

(ii) to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, and the Company’s short-term and long-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

27. INCOME TAXES

Canadian

Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2023 $	June 30, 2022 $	June 30, 2021 $
Loss from Canadian operations	(6,003,524)	(3,352,945)	(3,533,381)
Combined Canadian statutory income tax rates	26.50%	26.50%	26.50%
Income tax recovery at statutory income tax rates	(1,590,934)	(888,530)	(936,346)
Increase in taxes resulting from:
Stock-based compensation expense	-	509	249,951
Other	951,226	97,998	151,821
Unrecognized benefit of non-capital losses	673,308	829,661	836,177
Provision for income taxes, net of (recovery)	33,600	39,637	301,603
Comprised of:
Current income tax	48,720	54,757	315,362
Deferred tax recovery	(15,120)	(15,120)	(13,759)

Deferred Income Taxes

Deferred income tax assets

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30, 2023 $	June 30, 2022 $	June 30, 2021 $
Amounts related to tax loss carry forwards	19,543,000	16,836,000	13,857,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Deferred income tax liabilities

Deferred tax liabilities have been recognized in respect of the following deductible temporary differences:

Deferred Tax Liabilities	June 30, 2023	June 30, 2022
Licenses	$6,300	$21,420

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

27.  INCOME TAXES (continued)

Non-capital Losses

As at June 30, 2023, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $19,543,000 which may be applied against future Canadian taxable income and expire as detailed below. No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

The net operating losses for these years will not be available to reduce future taxable income until the returns are filed.

2027	$536,000
2028	868,000
2029	1,047,000
2030	627,000
2031	251,000
2032	161,000
2033	52,000
2034	115,000
2035	177,000
2036	74,000
2037	88,000
2038	1,399,000
2039	3,602,000
2040	2,901,000
2041	1,959,000
2042	2,979,000
2043	2,707,000
$19,543,000

United States

Income Taxes

The major factors that cause variations from the Company’s combined United States federal and state level income tax rates were the following:

	June 30, 2023 $	June 30, 2022 $	June 30, 2021 $
Loss from US operations	(880,786)	(636,005)	(951,531)
Combined federal and state level taxes	28.58%	28.15%	27.79%
Expected income tax payable	(251,765)	(179,035)	(264,430)
Temporary difference, Equipment	98,360	147,255.00	200,620.00
Other	-	16,311.00	42,348.00
Unrecognized benefit of non-capital losses	153,405	15,469	106,158
Provision for income taxes	-	-	-

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2023, 2022 and 2021 (Expressed in Canadian Dollars)

27. INCOME TAXES (continued)

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following United States deductible temporary differences:

	June 30,	June 30,	June 30,
	2023	2022	2021
Amounts related to tax loss carry forwards	2,142,000	1,618,000	1,581,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Non-capital Losses

As at June 30, 2023, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $2,142,000 which may be applied against future United States taxable income and expire as detailed below.

No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

2038	$144,000
2039	634,000
2040	421,000
2041	382,000
2042	37,000
2043	524,000
$2,142,000

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

4.(d)	2017 Stock Option Plan dated November 22, 2017 - Incorporated herein by reference to Exhibit 4.(d) to the Company’s Annual Report on Form 20-F filed on December 13, 2018.

5.	Change of auditor notice

11.	Code of Ethics - Incorporated herein by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F filed on October 29, 2015.

12.	The certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.(a)	The Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14(a)(i)	Corporate Governance Charter - Incorporated herein by reference to Exhibit 14 (a)(i) to the Company’s Registration Statement on Form 20-F filed on December 26, 2006.

14(a)(ii)	Audit Committee Charter dated November 5, 2018 - Incorporated herein by reference to Exhibit 14(a)(ii) to the Company’s Annual Report on Form 20-F filed on December 13, 2018.

15.1	Consent of Independent Registered Public Accounting Firm (DNTW Toronto LLP)

15.2	Consent of Independent Registered Public Accounting Firm (Kreston GTA LLP)

57

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this November xx, 2023.

CORDOVACANN CORP.

By:	/s/ Ashish Kapoor
Name: Ashish Kapoor
Title: Chief Financial Officer

58

CordovaCann Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2023

Prepared as at October 30, 2023

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Index

Overview	3
Business Overview	3
Key Transaction Summaries	4

Business Plan and Strategy	5
Current Business Plan and Strategy	5
Current Outlook	6
Selected Financings	6
Number of Common Shares	6

Results of Operations	7
Quarterly Financial Results	7
Results of Operations	7

Liquidity and Capital Resources	12
Working Capital	12
Financings	13
Key Contractual Obligations	20
Off Balance Sheet Arrangements	20

Transactions with Related Parties	21

Financial and Derivative Instruments	21

Critical Accounting Policies	22

Evaluation of Disclosure Controls and Procedures	27

Business Environment	28

Public Securities Filings	28

1 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Management’s Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. for the year ended June 30, 2023 should be read in conjunction with the annual audited consolidated financial statements for the year ended June 30, 2023. The Company’s financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”).

All dollars referred to herein are expressed in Canadian dollars except where indicated otherwise.

This management discussion and analysis is prepared by management as at October 30, 2023.

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

2 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Overview

Business Overview

CordovaCann Corp. (formerly, LiveReel Media Corporation) (the “Company” or “CordovaCann” or “Cordova”) is headquartered in Toronto, Canada and specializes in identifying, funding, developing and managing operations throughout the cannabis value chain. The Company takes a holistic approach to working with its partners throughout North America to build a network of cannabis operations on its multi-jurisdictional platform. CordovaCann owns operations in the United States in Oregon and Washington and has built a chain of cannabis retail stores in Canada with locations in Ontario and Manitoba. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares (the “Common Shares”) currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

The Company has the following three-pronged strategy to approach the cannabis marketplace:

Retail

The Company’s retail business in Canada now has 11 stores across two provinces and it is looking to establish a footprint in the United States.  The Company’s current stores have compelling store unit economics, where stores are quickly profitable and have an investment payback of twelve months or less after opening.  Cordova primarily targets markets where the stores become part of the fabric of the communities around them, thus creating a loyal customer base for its stores.  Over fiscal 2023, the Company took steps to close down unprofitable stores and is focusing on growing in profitable markets going forward.  The Company continues to pursue successful one-off retailers and small chains at valuations that are very accretive to the base.

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

Niche Cannabis Brands

The third key sector of focus for Cordova is developing or acquiring niche brands that have cult-like followings that can be introduced to new markets. Although most significant cannabis brands have been born on the west coast, they have neglected the opportunity to expand geographically. The potential to create national brands is expected to accelerate with the anticipated upcoming federal legalization and Cordova has the ability to leverage investments in white label manufacturing and larger retail chains to drive brand awareness and increase brand profitability.

3 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Key Transaction Summaries

Summary of Investment in 2734158 Ontario Inc.

On May 19, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova invested seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and invested (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gave the Company ownership of 50.1% of 273 after all payments were made. The Transaction is subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 6 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores are operated by 273 under the Star Buds brand name, and Cordova is leveraging its assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 not previously owned by Cordova (the “Additional Shares”) bringing its accumulated ownership of 273 to 60.45%. The total purchase price for the Additional Shares amounted to $305,267, of which $265,975 was paid during the year end June 30, 2021 and the remainder $39,292 was paid during the three months ending March 31, 2022.

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

4 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Summary of Washington Transaction

On February 26, 2021, Cordova WA entered into an agreement to acquire 100% of Extraction Technologies, LLC (“Extraction Tech”), a Washington-based company that provides cannabis extraction services to multiple cannabis licensed processors and will enable Cordova to provide manufactured cannabis products on both a white label and branded basis throughout the state of Washington. Extraction Tech owns a manufacturing building, processing equipment and contracts with tolling and white label customers. The consideration for the Transaction was three million (3,000,000) common shares of the Company on the closing date and an earnout payment of five hundred thousand (500,000) common shares of the Company for every $125,000 US dollars in EBITDA generated by Extraction Tech during the 12-month period beginning on the 3-month anniversary of the closing date and ending of the 15-month anniversary of the closing date. The maximum earnout payment that could be paid for the acquisition of Extraction Tech was four million (4,000,000) common shares.

Business Plan and Strategy

Current Business Plan and Strategy

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

5 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Current Outlook

Management continues to take an active approach to examining business opportunities in the cannabis industry that could enhance shareholder value. The focus in the near term is to continue to grow its retail operations in Canada where the Company has established a presence in the Provinces of Ontario and Manitoba. The Company is expecting to grow its retail operations both through development of new stores as well as looking for acquisition opportunities in strategic markets.

CordovaCann is also focussing on growing its presence in the United States. Along with its growing operations in Oregon and Washington the Company is actively pursuing new opportunities in additional states to add to its portfolio, with its goal of having vertically integrated operations in key global cannabis markets.

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

On February 19, 2021, the Company issued 6,117,721 common shares of the Company for gross proceeds of $1,976,870; of which $1,380,300 was received in cash and $596,570 was issued in settlement of outstanding fees and debt.

Number of Common Shares

There were 109,502,853 Common Shares issued and outstanding as at June 30, 2023 and 109,502,853 common shares issued and outstanding as at the date of this report. There were no stock options issued and outstanding as at June 30, 2023 and no stock options issued and outstanding as at the date of this report. There were 10,097,379 share purchase warrants issued and outstanding as at June 30, 2023 and 10,097,379 share purchase warrants issued and outstanding as at the date of this report.

6 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Results of Operations

Quarterly Financial Results

The following table summarizes financial information for the 4th quarter of fiscal 2023 and the preceding seven quarters:

Quarter Ended	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2023	2023	2022	2022	2022	2022	2021	2021
	$	$	$	$	$	$	$	$
Revenue	3,251,612	3,210,982	3,436,399	3,695,713	2,941,888	3,322,500	3,486,983	3,774,713

Net loss from continuing operations	(4,417,788)	(783,028)	(982,607)	(734,487)	(1,674,608)	(1,023,462)	(637,702)	(648,057)

Net loss per share – basic and diluted	(0.04)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Results of Operations

	2023	2022	2021
	$	$	$
Revenue	13,594,706	13,526,084	10,318,845
Cost of sales	(9,733,113)	(9,798,408)	(6,826,605)
Gross profit	3,861,593	3,727,676	3,492,240
Operating expenses	6,341,323	6,900,396	6,049,280
Other income (expense)	(4,404,580)	(811,109)	(1,927,871)
Income tax recovery (expense)	(33,600)	(39,637)	(301,603)
Net loss	(6,917,910)	(4,023,466)	(4,786,514)

Revenue

During the year ended June 30, 2023, the Company's revenue amounted to $13,594,706, as compared to $13,526,084 and $10,318,845, respectively, during the years ended June 30, 2022 and 2021. Revenue is primarily related to the cannabis retail operations of the Company in the provinces of Ontario, Manitoba, British Columbia, and Alberta. Further, investments in Washington operations have also contributed to the revenue during the year ended June 30, 2023. The Company’s revenue was impacted due to the closure of its retail store locations in Western Canada, offset by the increase in Ontario retail store revenue.

Cost of Sales and Gross Margin

During the year ended June 30, 2023, the Company’s incurred cost of sales in the amount $9,733,113 and realized gross margin of $3,861,593 (June 30, 2022 – $9,798,408 and $3,727,676, respectively; June 30, 2021 – $6,826,605 and $3,492,240, respectively) primarily related to its retail operations in Canada.

7 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Operating Expenses

The Company incurred the following operating expenses during the years ended June 30, 2023, 2022 and 2021:

	2023	2022	2021
	$	$	$

Consulting fees	1,005,312	1,289,457	1,302,191
Share based compensation	-	1,920	941,854
Professional fees	213,188	268,055	362,479
Shareholders information services	231,971	249,099	358,516
Salaries and wages	2,336,569	2,183,630	1,030,580
Office and general	1,022,545	1,145,361	749,522
Depreciation	345,095	345,188	383,476
Amortization of right-of-use assets	694,730	782,108	434,837
Amortization of licenses	164,582	164,582	141,249
Leases and utilities	327,331	470,996	344,576
	6,341,323	6,900,396	6,049,280

The overall analysis of the key expenses above is as follows:

Consulting fees

Consulting fees for the year ended June 30, 2023 amounted to $1,005,312 (June 30, 2022 – $1,289,457; June 30, 2021 – $1,302,191). Consulting fees related to fees accrued for the officers of the Company and other consultants that support the Company and the decrease is related to the increase of salaried workers in contrast to consultants.

Share based compensation

Share based compensation for the year ended June 30, 2023 amounted to $nil (June 30, 2022 – $1,920; June 30, 2021 – $941,854). The share-based compensation expense is in relation to the graded vesting of warrants that were issued previously.

Professional fees

Professional fees for the year ended June 30, 2023 amounted to $213,188 (June 30, 2022 – $268,055; June 30, 2021 – $362,479). Professional fees for during the respective periods were comprised of audit and legal fees associated with the Company’s compliance costs as a public entity.

8 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Shareholder information services

Shareholders information services for the year ended June 30, 2023 amounted to $231,971 (June 30, 2022 – $249,099; June 30, 2021 – $358,516). Shareholder information services during the respective periods were comprised of director fees, transfer agent fees, other filing fees and investor relation services.

Salaries and wages

Salaries and wages for the year ended June 30, 2023 amounted to $2,336,569 (June 30, 2022 – $2,183,630; June 30, 2021 – $1,030,580). The salaries and wages expenses are primarily related to the employees hired for the Company’s retail cannabis operations.

Office and general

Office and general for the year ended June 30, 2023 amounted to $1,022,545 (June 30, 2022 – $1,145,361; June 30, 2021 – $749,522). Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants along with merchant fees associated with retails.

Depreciation

Depreciation for the year ended June 30, 2023 amounted to $345,095 (June 30, 2022 – $345,188; June 30, 2021 – $383,476). Depreciation relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores.

Amortization of right-of-use assets

Amortization of right-of-use assets for the year ended June 30, 2023 amounted to $694,730 (June 30, 2022 – $782,108; June 30, 2021 – $434,837). Amortization relates to the Company’s retail leases entered into for its Ontario, Manitoba and Oregon locations.

Amortization of licenses

Amortization of licenses for the year ended June 30, 2023 amounted to $164,582 (June 30, 2022 – $164,582; June 30, 2021 – $141,249).  Amortization of licenses relates to the amortization of retail cannabis licenses acquired in the prior fiscal periods.

Leases and utilities

Leases and utilities for the year ended June 30, 2023 amounted to $327,331 (June 30, 2022 – $470,996; June 30, 2021 – $344,576). Lease and utilities expenses relate to the leases entered into through the Company’s retail platforms as well as the sale-leaseback transaction for its Oregon Property. The decrease over the comparative period is due to the reduced overhead incurred related to the Company’s operating leases in Oregon and its locations in the Western provinces.

9 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Other Income and Expenses

The overall analysis of other income/expenses is as follows:

	2023	2022	2021
	$	$	$
Interest expense	529,473	308,877	606,830
Interest on lease liability	473,136	531,768	223,798
Accretion expense	26,741	61,319	184,410
Loss on convertible debentures	218,567	-	-
Impairment of assets	1,030,537	211,774	664,543
Impairment of intangible assets	2,145,628	-	-
Gain on extinguishment of lease	(52,126)	(29,635)	-
Foreign exchange gain (loss)	(49,363)	(186,372)	307,673
Allowance for loan receivable	264,800
Gain (loss) on settlement	-	99,635	-
Loss on disposal of assets	-	-	7,422
Other income	(182,813)	(186,257)	(66,805)
	4,404,580	811,109	1,927,871

Interest expenses

Interest expense for the year ended June 30, 2023 amounted to $529,473 (June 30, 2022 – $308,877; June 30, 2021 – $606,830). Interest expense during the respective periods was primarily in relation to convertible debentures, promissory notes and mortgages issued. The increase in interest during year ended June 30, 2023 as compared to June 30, 2022 is due to additional issuances of short-term promissory notes along with the financing and administrative costs associated with the Washington Refinance.

Interest on lease liability

Interest on lease liability for the year ended June 30, 2023 amounted to $473,136 (June 30, 2022 – $531,768; June 30, 2021 – $223,798). Interest on lease liability relates primary to the Company’s Canadian leases in Ontario and Manitoba and its United States lease in Oregon. The decrease in interest on lease liability during the year ended June 30, 2023 is due to the closure of its lease locations in Western Canada.

Accretion expense

Accretion expense for the year ended June 30, 2023 amounted to $26,741 (June 30, 2022 – $61,319; June 30, 2021 – $184,410). Accretion expense relates to the accreted interest on promissory notes. The decrease in accretion expense is due the repayment of these promissory notes during the year ended June 30, 2022 and the maturity of these promissory notes during the year ended June 30, 2023.

10 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Loss on convertible debentures

Loss on convertible debentures for the year ended June 30, 2023 amounted to $218,567 (June 30, 2022 – $nil; June 30, 2021 – $nil). Loss on convertible debentures relates to the reclassification of the equity portion of convertible debentures into a liability.

Impairment of assets

Impairment of assets for the year ended June 30, 2023 amounted to $1,030,537 (June 30, 2022 – $211,774; June 30, 2021 – $664,543). The impairment was related to closing down of retail locations in Alberta and British Columbia and the related reduction in right-of-use Assets.

Impairment of intangible assets

Impairment of intangible assets for the year ended June 30, 2023 amounted to $2,145,628 (June 30, 2022 - $nil; June 30, 2021 - $nil). The intangible assets were partially impaired due to closure of retail locations in Alberta and British Columbia.

Gain on extinguishment of lease

Gain on extinguishment of lease for the year ended June 30, 2023 amounted to $52,126 (June 30, 2022 – $29,635; June 30, 2021 – $nil). Net gain on extinguishment of leases was attributable to the closure of the Alberta and British Columbia retail locations which resulted in an extinguishment of lease liabilities and corresponding impairment of right of use assets.

Foreign exchange gain (loss)

Foreign exchange gain for the year ended June 30, 2023 amounted to $49,363 (June 30, 2022 – $186,372) as compared to a foreign exchange loss of $307,673 during the year ended June 30, 2021. The foreign exchange gains and losses during the respective periods were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Allowance for loan receivable

Allowance for loan receivable for the year ended June 30, 2023 amounted to $264,800 (June 30, 2022 and 2021 – $nil). Allowance for loan receivable relates to an allowance on its advances for the acquisition of AuBio as a result of the Company’s delayed payment schedule based on the initial arrangement.

Other income

Other income for the year ended June 30, 2023 amounted to $182,813 (June 30, 2022 – $186,257; June 30, 2021 – $66,805). Other income is related to rental of the Company’s Washington property as well sale of data related to its retail operations.

11 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Liquidity and Capital Resources

Working Capital

As at June 30, 2023, the Company had total assets of $10,263,706 (June 30, 2022 – $16,750,965) consisting of the following:

	June 30, 2023	June 30, 2022
	$	$
ASSETS
Current
Cash and cash equivalents	248,416	714,826
Restricted cash	171,405	1,033,650
Harmonized sales tax receivable	-	42,650
Accounts receivable	47,202	81,303
Prepaid expenses and deposits	209,493	385,366
Loan receivable	-	128,860
Inventory	919,481	723,953
Other deposit - current portion	52,960	100,220
Total current assets	1,648,957	3,210,828
Right-of-use assets	2,880,863	3,439,705
Property and equipment, net	2,395,049	4,451,385
Intangible assets	3,098,339	5,243,967
Licenses	240,498	405,080
Total assets	10,263,706	16,750,965

The decrease in total assets from June 30, 2022 to June 30, 2023 was primarily a result of a reduction of cash and restricted cash, along with impairment and depreciation of property and equipment and right-of-use assets, and the impairment of intangible assets.

As at June 30, 2023, the Company had total liabilities of $11,290,298 (June 30, 2022 – $10,164,578) consisting of the following:

	June 30, 2023	June 30, 2022
	$	$
LIABILITIES
Current
Accounts payable and accrued liabilities	4,600,357	3,557,172
Mortgage payable	31,475	824,852
Income taxes payable	132,318	316,017
Contract liability	52,166	50,771
Harmonized sales tax payable	33,623	-
Lease liability	419,529	601,732
Convertible debentures	1,042,763	-
Promissory notes payable	1,569,253	345,442
Total current liabilities	7,881,484	5,695,986
Deferred tax liability	6,300	21,420
Mortgage payable	911,428	-
Contract liability	86,752	134,925
Lease liability	2,404,964	4,312,247
Total liabilities	11,290,928	10,164,578

12 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

The increase in liabilities from June 30, 2022 to June 30, 2023 was primarily related to the increase in promissory notes and the Washington Refinance as noted below and the reclassification of a equity convertible debenture into a convertible debenture liability.

As at June 30, 2023, the Company had a working capital deficiency of $6,232,527 as compared to a working capital deficiency of $2,485,158 as at June 30, 2022. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all cashflow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Used in Operating Activities

The Company used cash in operating activities in the amount of $452,733 (June 30, 2022 – $2,071,704; June 30, 2021 – $221,155) for the year ended June 30, 2023 due to the reasons discussed above.

Cash Provided by (Used in) Investing Activities

Cash used in investing activities during to the year ended June 30, 2023 amounted to $708,878 as compared cash provided by investing activities in the amount of $2,065,044 during the year ended June 30, 2022 and cash used in investing activities of $872,052 during the year ended June 30, 2021. The investing activities during the year ended June 30, 2023 were in relation to additions of property and equipment in the amount of $761,937. During the year ended June 30, 2022, the Company had additions of property and equipment of $661,636 and received proceeds from the disposition of property and equipment in the amount of $2,726,680.

Cash Provided by (used in) From Financing Activities

Cash used in financing activities amounted to $134,360 during the year ended June 30, 2023 as compared to cash provided by financing activities in the amount of $720,688 and $1,571,358, respectively, during the years ended June 30, 2022 and 2021. Financing activities related to the proceeds from the issuance of promissory note, the repayment of promissory notes, the payment of lease liabilities, repayment of the Oregon Mortgage, other debt and lease liabilities.

Financings

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares.

During the year ended June 30, 2023, the Company did not have any common share transactions.

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

13 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

•	On February 26, 2022 and in connection with the exercise of share purchase warrants, 700,000 common shares were issued at a price of $0.30 per share for aggregate proceeds of $210,000. In relation to this exercise, 124,788 was transferred from contributed surplus to share capital;
•	On December 17, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were issued. $923,590 was transferred from shares to be issued to share capital;
•	On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt, which included $97,500 which was outstanding to a director of the Company. These units were comprised of a common share and a share purchase warrant exercisable at $0.45 per share for a period of 24 months from the date of issuance; and
•	On August 1, 2021 and in connection with the exercise of stock-options by consultants, 200,000 common shares were issued at a price of $0.25 per share. As a result of this exercise, $25,959 was transferred from contributed surplus to share capital.

Warrants

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2021	15,589,500	0.53	2.00
Issued	10,097,379	0.98	2.00
Exercised	(700,000)	0.30	0.16
Expired	(3,309,500)	0.48	-
June 30, 2022	21,677,379	$0.65	1.00
Issued	-	-	-
Exercised	-	-	-
Expired	(11,580,000)	0.40	-
June 30, 2023	10,097,379	$0.98	0.58

During the year ended June 30, 2023:

•	11,580,000 common share purchase warrants expired, unexercised.

During the year ended June 30, 2022:

•	The Company issued 6,718,000 common share purchase warrants in connection with a non-brokered convertible debenture offering;
•	The Company issued 3,379,379 common share purchase warrants in connection with a non-brokered private placement;
•	700,000 common share purchase warrants were exercised (Note 19);
•	3,309,500 common share purchase warrants expired, unexercised; and
•	No common share purchase warrants were forfeited or cancelled.

During the year ended June 30, 2021:

•	the Company issued 6,790,000 common share purchase warrants in to employees and directors, for the amendment of promissory notes payable, and a convertible debenture financing;
•	1,450,000 common share purchase warrants expired, unexercised; and
•	No common share purchase warrants were forfeited or cancelled.

14 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

During the year ended June 30, 2023, the Company expensed $nil (June 30, 2022 – $1,920; June 30, 2021 – $941,854), in the fair value of warrants as a result of the issuances which have been recorded as share based compensation.

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

Outstanding options as at June 30, 2023 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2021	5,300,000	0.31	1.77
Issued	-	-	-
Exercised	(200,000)	0.25	0.65
Expired	-	-	-
June 30, 2022	5,100,000	$0.31	0.78
Issued	-	-	-
Exercised	-	-	-
Expired	(5,100,000)	0.31	-
June 30, 2023	-	$-	-

There were no stock options issued during the years ended June 30, 2023 and 2022.

During the year ended June 30, 2022 and in connection with stock options previously issued to consultants, stock options were exercised for the purchase of 200,000 common shares of the Company at an exercise price of $0.25 per share for gross proceeds of $50,000. As a result of this exercise, contributed surplus in the amount of $25,959 was transferred to share capital.

During the year ended June 30, 2023, 5,100,000 (2022 – nil) stock options expired, unexercised.

During the year ended June 30, 2023, 2022 and 2021, the Company expensed $nil of the fair value of the stock options.

15 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

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

On June 12, 2020, the Company entered into a new mortgage (the “New Mortgage’), in the amount of $815,760 (US $600,000), and paid off the existing Mortgage and accrued interest of $724,894 (US $531,914). The New Mortgage bears interest at 12%, is secured by a first charge on the Property and matures on December 15, 2020. The transaction cost of $52,045 was deducted from the initial carrying value of the mortgage payable and was recognized into profit and loss over the term of the mortgage payable.

On August 4, 2021, the Oregon Mortgage was fully paid off upon the sale of the Oregon Property.

Oregon Mortgage as at June 30, 2023 and 2022 amounted $nil. Total interest expense in relation to the Oregon Mortgage for the year ended June 30, 2023 amounted to $nil (June 30, 2022 – $nil; June 30, 2021 – $146,672).

Washington Mortgage

On February 26, 2021, the Company completed the Washington Acquisition (Note 5 (a)) and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

On November 1, 2022, the Company refinancing the existing Washing Mortgage for an aggregate amount of US $725,000, less a US $7,500 interest reserve amount (the “Washington Refinance”). As a result of financing and administrative costs incurred in relation to the Washington Refinancing, along with the payment of the previous outstanding Washington Mortgage, there were no additional cash proceeds received. The refinanced Washington Mortgage has a maturity date of five years from the date of refinancing and bears interest at 9.75% for the first two years, with interest escalators in subsequent years.

As at June 30, 2023, the amount outstanding under the Washington Mortgage amounted to $942,903 (June 30, 2022 – $824,852). The current portion of the Washington Mortgage amounted to $31,475 and the long-term amounted to $911,428. Total interest expense in relation to the Washington Mortgage amounted to $187,113 during the year ended June 30, 2023 (June 30, 2022 – $102,907; June 30, 2021 – $43,675).

16 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Promissory Notes Payable

Promissory Note A – February 1, 2019

On February 1, 2019, the Company issued an unsecured promissory note (the “Promissory Note A”) in the principal amount of $196,425 (US $150,000). The Company repaid Promissory Note A and accrued interest during the years ended June 30, 2022 and 2021.

As at June 30, 2023 and 2022, $nil was outstanding under Promissory Note A. Interest expense of $nil (June 30, 2022 – $317; June 30, 2021 – $7,149) was recorded for the year ended June 30, 2023.

Promissory Note B – June 19, 2019

On June 19, 2019, the Company issued secured promissory notes (the “Promissory Note B”) in the aggregate principal amount of $654,350 (US $500,000). The Promissory Note B originally matured on December 18, 2019 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. In connection with the Promissory Note B, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share.

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

The Company extended the maturity date of the Promissory Note B to December 15, 2021 and fully repaid it during the year ended June 30, 2022. As at June 30, 2023 and 2022, the value of the Promissory Note B amounted to $nil.

Promissory Note C – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note C-1”) in the principal amount of $527,967. The Promissory Note C-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity.  The fair value of $381,093 for the Promissory Note C-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-2”) in the principal amount of $225,000 (Note 12(v)). The Promissory Note C-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note C-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

17 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-3”) in the principal amount of $196,832 (Note 12(v)). The Promissory Note C-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note C-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

During the year ended June 30, 2023, the Company repaid $21,000. As at June 30, 2023, the value of these promissory notes amounted to $371,033 (June 30, 2022 – $345,442). Interest and accretion in the amount of $16,905 and $29,685, respectively (June 30, 2022 – $61,319 and $20,971, respectively; June 30, 2021 – $95,832 and $35,007, respectively) was recorded during the year ended June 30, 2023. These promissory notes post maturity and are in default.

During the years ended June 30, 2023 and 2022, the Company issued short-term promissory notes to certain arm's-length parties:

Demand Notes 2022

During the year ended June 30, 2022, the Company issued demand notes (the “2022 Demand Notes”) in the aggregate amount of $902,020 (US $700,000). $515,440 (US $400,000) was repaid in cash while the remaining $390,000 (US $300,000) was settled into convertible debentures (Note 20). During the year ended June 30, 2022, the total interest and administrative fees charged in relation to the 2022 Demand Notes amounted to $133,283.

As at June 30, 2022, there was no principal amount or accrued interest outstanding in relation to the 2022 Demand Notes.

Demand Notes 2023

During the year ended June 30, 2023, the Company issued demand notes (the “2023 Demand Notes”) in the aggregate amount of $1,257,800 (US $950,000) with fixed interest amounts and maturity dates between October 2022 to February 2023. $198,600 (US $150,000) of principal repayments and $50,239 (US $37,500) of interest repayments were made in cash during the year ended June 30, 2023.

The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500).

As at June 30, 2023, the outstanding principal amount of the 2023 Demand Notes amounted to $1,059,200 (US $800,000) and the outstanding accrued interest amounted to $139,020 (US $105,000).

Includes in the aggregate amount of 2023 Demand Notes issued during the year ended June 30, 2023 is the principal amount of $132,400 (US $100,000) and accrued interest of $19,860 (US $15,000) to the Chief Executive Officer and Chairman of the Company. These amounts have not been repaid to the respective related party and remain outstanding.

The 2023 Demand Notes have matured and are in default.

18 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Convertible Debentures

Convertible Debentures Series– March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-4”) of the Company for gross proceeds of $390,000.

Each Debenture Unit of Series A-4 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-4”) and 1,000 common share purchase warrants (the “Warrants of Series A-4”) of the Company. The Debentures of Series A-4 matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-3 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-4 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-4 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-4 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

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

During the year ended June 30, 2023, interest of $nil was recorded in the equity portion of the convertible debt (June 30, 2022 – $45,762; June 30, 2021 – $16,512) in relation to these convertible debentures.

Convertible Debentures Series A-5 – May 30, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-5”) of the Company for gross proceeds of $897,000 with annual interest rate of 15% and maturity on May 31, 2023.

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

19 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

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

At initial recognition, the Debenture Units of Series A-5 were determined to be an equity instrument due to being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-5 are added to the equity portion of convertible debt as accrued.

On the maturity date of May 30, 2023, the Company did not elect to convert the Debenture Units of Series A-5. As a result of the non-exercise of the conversion option, the Company’s Debenture Units of Series A-5 no longer met the criteria of an equity instrument, as it could no longer avoid the contractual obligation to pay cash related to the principal and interest.  Accordingly, the Company reclassified the equity portion of convertible debenture to a convertible debenture liability at its face value of $897,000. As a result of the reclassification, the Company recorded a loss in the amount of $218,567 during the year ended June 30, 2023. The loss arises from the difference between the face value of convertible debentures and the amount reclassified from equity to the convertible debenture liability on the maturity date.

During the year ended June 30, 2023, interest of $134,551 was recorded in the convertible debentures (June 30, 2022 – $11,212). As at June 30, 2023, the outstanding principal amount of the convertible debentures remained at $879,000 and the outstanding accrued interest amounted to $145,763.

Key Contractual Obligations

There are no other key contractual obligations as at June 30, 2023 other than leases entered into through its retail operations disclosed in details in the Company’s consolidated financial statements.

Off Balance Sheet Arrangements

As at June 30, 2023, the Company did not have any off-Balance Sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

20 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Transactions with Related Parties

Related party transactions as at and for the year ended June 30, 2023, 2022 and 2021 and the balances as at those dates, not disclosed elsewhere in the Company’s consolidated financial statements are as follows:

a)

During the year ended June 30, 2023, the Company expensed $660,000 (June 30, 2022 – $669,000; June 30, 2021 – $842,500), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at June 30, 2023, the Company had fees payable to officers and directors of the Company of $2,467,695 (June 30, 2022 – $1,879,125).

Contingencies

During the year ended June 30, 2023, the Company was identified as a defendant along with three other defendants (the “Other Defendants”) to a complaint in the Orange County Superior Court of California and for the State of California (the “Complaint”). The Complaint contains five causes of actions by the plaintiff (the “Plaintiff”), but only one of those causes of action, for injunctive relief, is asserted against the Company. The Complaint involves claims by the Plaintiff that at the request of the Other Defendants, the Plaintiff guaranteed a loan to acquire lab equipment for the benefit of the Other Defendants in the amount of $251,793. The Complaint claims that the Other Defendants failed to pay off the subject loan and converted the equipment, depriving the Plaintiff of the ability to foreclose and receive repayment. The cause of action for injunctive relief against the Company (as well as the Other Defendants) requests that the court issue an order setting forth title and control to the equipment. The Company currently leases this equipment from the Other Defendants. The Company has not been served the Complaint and there is no claim for damages against the Company presently in the Complaint. The Company intends on defending this Compliant to the extent that a liability is imposed on the Company for the replacement of the equipment or for the monetary damages imposed on the Other Defendants. As at the date of these consolidated financial statements, it is premature, and not practical, to determine whether or not there will be any outflow and, if so, the amount of that outflow. Accordingly, no provisions have been made on the Company’s consolidated financial statements of position with respect to the Complaint.

Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2023:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2023, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

21 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2023, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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

22 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

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

23 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

The following table lists the Company’s subsidiaries and their functional currencies.

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

24 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

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

25 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

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

26 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

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

There were no changes to our internal control over financial reporting since June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

27 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2023

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

Public Securities Filings

Additional information regarding the Company is filed on SEDAR+ at www.sedarplus.ca and the United States Securities and Exchange Commission at www.edgar.gov.

28 | Page