Form 20-F
period 2024-06-30
CordovaCann Corp.
filed 2024-12-16
CIK 1168981

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 109,502,853 as at June 30, 2024

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

CordovaCann Corp. (formerly, LiveReel Media Corporation) is a Canadian corporation governed under the Canada Business Corporations Act of Canada. Approximately 71% of its common shares is held by approximately 447 non-United States citizens and residents as of the day of its most recently completed fiscal year and our business is administered principally outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common shares using this Annual Report on Form 20-F format.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes audited consolidated financial statements of the Company for the years ended June 30, 2024, 2023 and 2022. These audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following is selected financial data for the Company for each of the last three fiscal years ended 2022 through 2024 on a consolidated basis. The data is extracted from the audited consolidated financial statements of the Company for each of the said years.

Summary of Financial Information in Accordance with International Financial Reporting Standards (IFRS) (CDN)

Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2024	2023	2022
	$	$	$
Revenue	13,797,150	13,594,706	13,526,084
Net loss for year	(1,275,056)	(6,917,910)	(4,023,466)
Net loss per share – basic and diluted	(0.01)	(0.06)	(0.04)

Working capital (deficit)	(7,418,608)	(6,232,527)	(2,485,158)
Total assets	9,553,495	10,263,706	16,750,965
Total liabilities	12,150,508	11,290,928	10,164,578
Capital stock	30,475,107	30,475,107	30,475,107
Contributed surplus	8,036,990	8,036,990	8,036,990
Equity portion of convertible debentures	-	-	689,645
Accumulated deficit	(41,787,524)	(40,294,989)	(33,410,321)
Accumulated other comprehensive income	(24,563)	64,019	70,073
Non-controlling interest	702,977	691,651	724,893
Shareholders’ equity (deficiency)	(2,597,013)	(1,027,222)	6,586,387

The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On November 30, 2024, being the last day of November 2024, the exchange rate, based on the daily buying rates, for the conversion of Canadian Dollars into United States Dollars (the “Daily Rate of Exchange”) was $0.7138.

The following table sets out the high and low exchange rates for each of the last six months.

2024	November	October	September	August	July	June

High for period	$0.7218	$0.7412	$0.7428	$0.7429	$0.7346	$0.7334
Low for period	$0.7101	$0.7186	$0.7353	$0.7216	$0.7219	$0.7264

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Daily Rate of Exchange on the last day of each month during the period.

	Year Ended June 30,
	2024	2023	2022	2021	2020
Average for the year	$0.7380	$0.7467	$0.7901	$0.7807	$0.7453

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

On January 21, 2021, Joseph Biden, Jr. was sworn in as President of the United States. President Biden’s Attorney General, Merrick Garland, was confirmed by the United States Senate on March 10, 2021. Mr. Garland indicated at a confirmation hearing before the United States Senate that it did not seem to him to be a good use of limited resources to pursue prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise. In a White House Statement dated October 6, 2022, President Biden announced “First, I am announcing a pardon of all prior Federal offenses of simple possession of marijuana ... Second, I am urging all Governors to do the same with regard to state offenses ... Third, I am asking the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law.” On August 30, 2023, Bloomberg reported on a non-public letter from the United States Department of Health and Human Services (“HHS”) to the United States Drug Enforcement Administration announced that HHS would recommend moving marijuana from Schedule I to Schedule III under the CSA. Rescheduling, if it occurs, could result in significant, material changes in the federal legal and regulatory framework and enforcement, up to and including an environment under which the current state-based licenses are no longer feasible for operation. Rescheduling from Schedule I to Schedule III is generally anticipated to result in allowance of income tax deductions for federal income tax purposes, as the underlying activity will no longer be viewed as federally illegal. On November 5, 2024, the U.S. presidential election took place, resulting in Donald J. Trump being elected as the 47th president of the United States. He is scheduled to be inaugurated on January 20, 2025. It is not yet known whether the Department of Justice under President Trump and Attorney General Garland will re-adopt the Cole Memorandum or announce a substantive marijuana enforcement policy.

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

The Company has the following three-pronged strategy to approach the cannabis marketplace:

Retail

The Company’s retail business in Canada now has 11 stores across two provinces and it is looking to establish a footprint in the United States. The Company’s current stores have compelling store unit economics, where stores are quickly profitable and have an investment payback of twelve months or less after opening. Cordova primarily targets markets where the stores become part of the fabric of the communities around them, thus creating a loyal customer base for its stores. The Company continues to focus on expanding in profitable markets going forward including pursuing successful one-off retailers and small chains at valuations that are very accretive to the base.

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

Niche Cannabis Brands

The third key sector of focus for Cordova is developing or acquiring niche brands that have cult-like followings that can be introduced to new markets. Most significant cannabis brands have neglected the opportunity to expand geographically. The potential to create national brands is expected to accelerate with the anticipated upcoming federal legalization and Cordova has the ability to leverage investments in white label manufacturing and larger retail chains to drive brand awareness and increase brand profitability.

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

(C) ORGANIZATIONAL STRUCTURE

The following table presents the corporate subsidiaries and the respective percentage ownership of the Company (the “Subsidiaries”) as at June 30, 2024:

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

Results of operations

For the Years Ending June 30,	2024		2023		2022
	$		$		$
Revenue		13,797,150		13,594,706		13,526,084
Cost of sales		9,720,238		9,733,113		9,798,408
Expenses		4,718,872		6,341,323		6,900,396
Other expense (income)		383,396		4,404,580		811,109
Net loss for year		(1,275,056)		(6,917,910)		(4,023,466)
Net loss per share		(0.01)		(0.06)		(0.04)

Revenue

Revenue for the year ended June 30, 2024 amounted to $13,797,150, as compared to $13,594,706 and $13,526,084, respectively for the years ended June 30, 2023 and 2022. Revenue is primarily related to the cannabis retail operations of the Company in the provinces of Ontario and Manitoba. The increase in the Company's revenue year over year, despite the closures of the Western Canada stores, was due to the increase in same store sales in its Ontario and Manitoba locations during fiscal 2024.

Cost of Sales and Gross Margin

During the year ended June 30, 2024, the Company’s incurred cost of sales in the amount $9,720,238 and realized gross margin of $4,076,912 (June 30, 2023 – $9,733,113 and $3,861,593, respectively; June 30, 2022 – $9,798,408 and $3,727,676, respectively). The cost of goods sold and respective gross margin was primarily related to its retail operations in Canada. The slight increase in gross margin is due to the closure of its unprofitable stores in Western Canada as discussed above, which resulted in a positive impact on the Company’s gross margin and the Company had a growth in margin from its Ontario retail stores.

Expenses

The Company incurred the following operating expenses over the years ended June 30, 2024, 2023 and 2022:

	2024	2023	2022
	$	$	$
Salaries and wages	1,823,978	2,336,569	2,183,630
Consulting fees	690,033	1,005,312	1,289,457
Office and general	516,557	1,022,545	1,145,361
Leases and utilities	315,220	327,331	470,996
Shareholders information services	232,127	231,971	249,099
Professional fees	198,738	213,188	268,055
Amortization of right-of-use assets	491,705	694,730	782,108
Depreciation	318,599	345,095	345,188
Amortization of licenses	131,915	164,582	164,582
Share based compensation	-	-	1,920
	4,718,872	6,341,323	6,900,396

The overall analysis of the key expenses above is as follows:

Salaries and wages

Salaries and wages for the year ended June 30, 2024 amounted to $1,823,978 (June 30, 2023 - $2,336,569; June 30, 2022 - $2,183,630). The salaries and wages expenses are primarily related to the employees hired for the Company’s retail cannabis operations in Ontario and Manitoba locations. The reduction in the expense year over year is due the closure of retail store operations in Western Canada which resulted in decreased labour costs.

Consulting fees

Consulting fees for the year ended June 30, 2024 amounted to $690,033 (June 30, 2023 - $1,005,312; June 30, 2022 - $1,289,457). Consulting fees relates to fees accrued for the officers of the Company and other consultants that support the Company. The decrease in consulting fees year over year is partially due to the closure of retail store operations in Western Canada and also related to the Company reducing certain historic month-to-month consulting contracts.

Office and general

Office and general for the year ended June 30, 2024 amounted to $516,557 (June 30, 2023 - $1,022,545; June 30, 2022 - $1,145,361). Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants along with merchant fees associated with its retail operations. The decrease year over year is mainly due to the Western Canada store closures.

Leases and utilities

Leases and utilities for the year ended June 30, 2024 amounted to $315,220 (June 30, 2023 - $327,331; June 30, 2022 - $470,996). Lease and utilities expenses are related to the Company’s retail platforms. The stable expenses, despite the closure of the Western Canada stores, was due to some of the historic utility bills being billed to the Company along with overall increases in utility expenses in Ontario and Manitoba.

Shareholder information services

Shareholders information services for the year ended June 30, 2024 amounted to $232,127 (June 30, 2023 - $231,971; June 30, 2022 - $249,099). Shareholder information services during the respective periods include director fees, transfer agent fees, other filing fees and investor relation services.

Professional fees

Professional fees for the year ended June 30, 2024 amounted to $198,738 (June 30, 2023 - $213,188; June 30, 2022 - $268,055). Professional fees for during the respective periods comprised of audit and legal fees associated with the Company’s compliance costs as a public entity.

Amortization of right-of-use assets

Amortization of right-of-use assets for the year ended June 30, 2024 amounted to $491,705 (June 30, 2023 - $694,730; June 30, 2022 - $782,108). Amortization relates to the Company’s retail leases entered into for its Ontario, Manitoba and Oregon locations. The decrease is attributed to the impairment of right-of-use assets during the year ended June 30, 2023, leading to a reduced amortization expense moving forward.

Depreciation

Depreciation for the year ended June 30, 2024 amounted to $318,599 (June 30, 2023 - $345,095; June 30, 2022 - $345,188). Depreciation relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores, and the Company’s property in Washington.

Amortization of licenses

Amortization of licenses for the year ended June 30, 2024 amounted to $131,915 (June 30, 2023 - $164,582; June 30, 2022 - $164,582). Amortization of licenses relates to the amortization of retail cannabis licenses acquired in the prior fiscal periods.

Other Expense (Income)

The Company incurred the following other expense (income) over the years ended June 30, 2024, 2023 and 2022:

	2024	2023	2022
	$	$	$
Interest on lease liability	(332,687)	(473,136)	(531,768)
Interest expense	(244,189)	(529,473)	(308,877)
Other income	183,547	182,813	186,257
Foreign exchange gain	9,933	49,363	186,372
Accretion expense	-	(26,741)	(61,319)
Loss on convertible debentures	-	(218,567)	-
Impairment of assets	-	(1,030,537)	(211,774)
Impairment of intangible assets	-	(2,145,628)	-
Gain on extinguishment of lease	-	52,126	29,635
Allowance for loan receivable	-	(264,800)	-
Loss on settlement	-	-	(99,635)
	(383,396)	(4,404,580)	(811,109)

The overall analysis of the key other expense (income) above is as follows:

Interest on lease liability

Interest on lease liability for the year ended June 30, 2024 amounted to $332,687 (June 30, 2023 - $473,136; June 30, 2022 - $531,768). Interest on lease liability relates primary to the Company’s Canadian leases in Ontario and Manitoba and its United States lease in Oregon. The decrease in interest on lease liability during the year ended June 30, 2024 is due to the closure of the Company’s leased locations in Western Canada.

Interest expense

Interest expense for the year ended June 30, 2024 amounted to $244,189 (June 30, 2023 - $529,473; June 30, 2022 - $308,877). Interest expense during the respective periods was primarily in relation to convertible debentures, promissory notes and mortgages issued. The decrease in the current year was due to the outstanding 2023 Demand Notes which did not have any interest charges in the current year.

Other income

Other income for the year ended June 30, 2024 amounted to $183,547 (June 30, 2023 - $182,813; June 30, 2022 - $186,257). Other income is related to rental of the Company’s Washington property and miscellaneous revenue earned from the operations.

Foreign exchange gain

Foreign exchange gain for the year ended June 30, 2024 amounted to $9,933 (June 30, 2023 - $49,363; June 30, 2022 - $186,372). The foreign exchange gains during the respective periods were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Accretion expense

Accretion expense for the year ended June 30, 2024 amounted to $nil (June 30, 2023 - $26,741; June 30, 2022 - $61,319). Accretion expense relates to the accreted interest on promissory notes. The decrease in accretion expense is due the repayment and maturity of these promissory notes during the year ended June 30, 2023.

Loss on convertible debentures

Loss on convertible debentures for the year ended June 30, 2024 amounted to $nil (June 30, 2023 - $218,567; June 30, 2022 – $nil). Loss on convertible debentures relates to the reclassification of the equity portion of convertible debentures into a liability.

Impairment of assets

Impairment of assets for the year ended June 30, 2024 amounted to $nil (June 30, 2023 – $1,030,537; June 30, 2022 – $211,774). The impairment was related to the closing of retail locations in Alberta and British Columbia and the related reduction in right-of-use Assets.

Impairment of intangible assets

Impairment of intangible assets for the year ended June 30, 2024 amounted to $nil (June 30, 2023 - $2,145,628; June 30, 2022 - $nil). The intangible assets were partially impaired due to closure of retail locations in Alberta and British Columbia.

Gain on extinguishment of lease

Gain on extinguishment of lease for the year ended June 30, 2024 amounted to $nil (June 30, 2023 - 52,126; June 30, 2022 – $29,635). Net gain on extinguishment of leases was attributable to the closure of the Alberta and British Columbia retail locations which resulted in an extinguishment of lease liabilities and corresponding impairment of right of use assets.

Allowance for loan receivable

Allowance for loan receivable for the year ended June 30, 2024 amounted to $nil (June 30, 2023 - 264,800; June 30, 2022 - $nil). Allowance for loan receivable relates to an allowance on its advances for the acquisition of AuBio as a result of the Company’s delayed payment schedule based on the initial arrangement.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2024, the Company had total assets of $9,553,495 (June 30, 2023 - $10,263,706) consisting of the following:

	June 30, 2024	June 30, 2023
	$	$
ASSETS
Current
Cash and cash equivalents	552,467	248,416
Restricted cash	-	171,405
Sales tax receivable	31,680	-
Accounts receivable	50,582	47,202
Prepaid expenses and deposits	186,979	209,493
Inventory	931,877	919,481
Other deposit	-	52,960
Total current assets	1,753,585	1,648,957
Property and equipment, net	2,632,505	2,880,863
Right-of-use assets	1,960,483	2,395,049
Intangible assets	3,098,339	3,098,339
Licenses	108,583	240,498

Total assets	9,553,495	10,263,706

The decrease in total assets from the comparative period was primarily a result of an ongoing changes in working capital and expected amortization and depreciation of the tangible and intangible assets during the period.

As at June 30, 2024, the Company had total liabilities of $12,150,508 (June 30, 2023 - $11,290,928) consisting of the following:

	June 30, 2024	June 30, 2023
	$	$
LIABILITIES
Current
Accounts payable and accrued liabilities	5,774,417	4,600,357
Mortgage payable	35,856	31,475
Income taxes payable	75,588	132,318
Contract liability	53,927	52,166
Sales tax payable	-	33,623
Lease liabilities	435,276	419,529
Convertible debentures	1,176,856	1,042,763
Promissory notes payable	1,620,273	1,569,253
Total current liabilities	9,172,193	7,881,484
Deferred tax liability	-	6,300
Mortgage payable	906,344	911,428
Contract liability	36,049	86,752
Lease liabilities	2,035,922	2,404,964
Total liabilities	12,150,508	11,290,928

The increase in liabilities during the comparative periods was primarily related to the increase in accounts payable and accrued liabilities, which is mainly related to management fee accruals, director accruals, and overall active management of such liabilities.

As at June 30, 2024, the Company had a working capital deficiency of $7,418,608 as compared to a working capital deficiency of $6,232,527 as at June 30, 2023. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all cashflow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Provided by (Used in) Operating Activities

During the year ended June 30, 2024, the operating activities provided cash in the amount of $1,493,629 as compared to cash used in operating activities in the amount of $452,733 and $2,071,704, respectively, during the years ended June 30, 2023 and 2022, due to the reasons discussed above.

Cash Provided by (Used in) Investing Activities

Cash provided by investing activities during the year ended June 30, 2024 amounted to $52,960 as compared to cash used in investing activities in the amount of $708,878 during the year ended June 30, 2023 and cash provided by investing activities of $2,065,044 during the year ended June 30, 2022. The investing activities during the year ended June 30, 2024 were in relation to the repayment of an outstanding deposit in the amount of $52,960. The prior year transactions had sales and additions to property and equipment.

Cash Provided by (Used in) Financing Activities

Cash used in financing activities amounted to $1,096,506 during the year ended June 30, 2024 and $134,360 during the year ended June 30, 2023 as compared to cash provided by financing activities in the amount of $720,688 during the year ended June 30, 2022. Financing activities related to the proceeds from the issuance of promissory note, the repayment of promissory notes, the payment of lease liabilities, repayment of the Oregon Mortgage, other debt and lease liabilities.

(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years ended 2024, 2023 and 2022.

(D) TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2024, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

As at June 30, 2024, the Company did not have any key contractual obligations other than the leases entered into through its retail operations.

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

2. Statement of Executive Compensation

The following table and accompanying notes set forth all compensation expensed by the Company to all persons who served as the Company’s Directors and Officers during the fiscal year ended June 30, 2024. The information is provided for the fiscal years ended 2024, 2023 and 2022.

Name and principal position	Year	Salary (CAD $)	Share-based awards (CAD $)	Option-based awards (CAD $)	Non-equity incentive plan compensation (CAD $)		Pension value (CAD $)	All other compensation (CAD $)	Total compensation (CAD $)
					Annual incentive plans	Long-term incentive plans
Thomas M, Turner, Jr., Chairman and Chief Executive Officer	2024 2023 2022	240,000 240,000 240,000	- - -	- - -	- - -	- - -	- - -	- - -	240,000 240,000 240,000
Ashish Kapoor, Chief Financial Officer and Corporate Secretary	2024 2023 2022	240,000 240,000 240,000	- - -	- - -	- - -	- - -	- - -	- - -	240,000 240,000 240,000
Jakob Ripshtein, Director	2024 2023 2022	60,000 60,000 64,500	- - -	- - -	- - -	- - -	- - -	- - -	60,000 60,000 64,500
Benjamin Higham, Director	2024 2023 2022	60,000 60,000 64,500	- - -	- - -	- - -	- - -	- - -	- - -	60,000 60,000 64,500
Dale Rasmussen, Director	2024 2023 2022	60,000 60,000 60,000	- - -	- - -	- - -	- - -	- - -	- - -	60,000 60,000 60,000

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

(E) SHARE OWNERSHIP

The Company had the following plans as at June 30, 2024 and the date of this Annual Report:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons as at June 30, 2024:

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

There were 109,502,853 Common Shares issued and outstanding as at June 30, 2024 and 109,803,459 common shares issued and outstanding as at the date of this Annual Report. There were no stock options issued and outstanding as at June 30, 2024 and no stock options issued and outstanding as at the date of this Annual Report. There were no share purchase warrants issued and outstanding as at June 30, 2024 and as at the date of this Annual Report.

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

As at the date of this Annual Report, intermediaries like CDS & Co, of Toronto, Canada and Cede & Co of New York, USA held approximately 68% of the issued and outstanding common shares of the Company on behalf of several beneficial shareholders whose individual holdings details were not available.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as at June 30, 2024. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of Shareholder	No. of Shares Held	% of Issued Shares

Southshore Capital Partners, LP	2,947,523	2.69%
T3 Research, LLC	2,947,523	2.69%

All of the Company’s shareholders have the same voting rights.

As at the date of this Annual Report, the Company had 109,803,459 common shares outstanding, which, as per the details provided by TSX Trust Company, the Company’s registrar and transfer agent, were held by approximately 572 record holders (excluding the beneficial shareholders held through the intermediaries) of which 125 shareholders are based in the United States (including the beneficial shareholders held through the intermediaries) and hold an aggregate of 34,329,455 shares or less than 31% of the Common Shares.

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

(B) RELATED PARTY TRANSACTIONS

Related party transactions for the year ended June 30, 2024, 2023 and 2022 and the balances as at those dates, not disclosed elsewhere are:

a)

During the year ended June 30, 2024, the Company expensed $660,000 (June 30, 2023 – $660,000; June 30, 2022 – $669,000), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at June 30, 2024, the Company had fees payable to officers and directors of the Company of $3,222,517 (June 30, 2023 – $2,467,695).

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

ITEM 8 - FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Information regarding our consolidated financial statements and other financial information is contained under the caption "Item 18. Financial Statements" below.

Legal Proceedings

The Company is not currently involved in any litigation nor is it aware of any litigation pending or threatened aside from those noted below:

a)

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

As at date of the Annual Report, the Company has not been served with a lawsuit related to this Complaint.

b)

On November 1, 2024, the Company became aware of a lawsuit filed in the Ontario Superior Court of Justice on September 26, 2024, by 10330698 Canada Inc. (“1033 Canada”), claiming approximately $1,900,000 (the “Claim”). The Company and other defendants were not properly served, and the Claim was filed without representation by a licensed lawyer, as required by Rule 15.01(2) of the Rules of Civil Procedure under the Courts of Justice Act.

On November 19, 2024, the Company preemptively filed a statement of defense, denying the allegations in the Claim and asserting that the Claim lacks merit. Additionally, the Company filed a counterclaim against 1033 Canada for breach of contract, seeking $800,000 in damages for unexpected liabilities and losses incurred due to misrepresentation by 1033 Canada. The Company has outstanding promissory notes with 1033 Canada.

As of the date of this Annual Report, it is premature and impractical to determine the likelihood of the outcome of the legal proceedings, the potential inflow or outflow of economic benefits, or to estimate any related amounts. Accordingly, no adjustments have been made to the Company’s consolidated financial statements in relation to this Claim.

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

Date	High ($)	Low ($)	Volume
November, 2024	0.085	0.035	482,671
October, 2024	0.100	0.015	151,760
September, 2024	0.105	0.050	42,284
August, 2024	0.100	0.025	214,441
July, 2024	0.095	0.060	25,725
June, 2024	0.100	0.080	37,000
May, 2024	0.090	0.065	70,011
April, 2024	0.090	0.090	9,000
March, 2024	0.120	0.070	181,000
February, 2024	0.120	0.095	82,700
January, 2024	0.110	0.060	296,374
December, 2023	0.180	0.060	82,200

The following table sets forth the reported high and low prices and the trading volume of the Common Shares on the OTCQB marketplace for each month for the twelve (12) months prior to the date of this Annual Report.

Date	High (USD $)	Low (USD $)	Volume
November, 2024	0.07	0.03	645,921
October, 2024	0.09	0.03	531,972
September, 2024	0.11	0.06	167,446
August, 2024	0.11	0.03	1,033,989
July, 2024	0.07	0.01	489,046
June, 2024	0.09	0.03	473,022
May, 2024	0.08	0.05	269,453
April, 2024	0.09	0.04	102,712
March, 2024	0.09	0.02	676,474
February, 2024	0.10	0.06	653,075
January, 2024	0.09	0.06	731,061
December, 2023	0.12	0.05	967,839

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

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) "size of the parties" threshold - the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds $400 million in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed $400 million in the aggregate; and (b) "size of the transaction" threshold - the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed an annually established threshold of $93 million, based on the book value of the subject assets or Company in Canada, or gross revenues from sales in or from Canada generated from those assets or by the Company). For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2024:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2024, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2024, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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

Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2024.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of International Financial Reporting Standards as issued by the International Accounting Standards Board. It is our management’s responsibility to establish and maintain adequate internal control over financial reporting for the Company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set for the by the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 COSO”). Based on the Company’s evaluation and the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as at June 30, 2024 based on the 2013 COSO framework criteria. Management has identified control deficiencies regarding the: (i) lack of segregation of duties; (ii) reliance on independent consultants for review of critical accounting areas and disclosures; and (iii) lack of sufficient financial and personnel resources to design, document and effectuate internal controls over financial reporting. Management of the Company believes that these material weaknesses are due to the small size of the Company’s accounting staff. The small size of the Company’s accounting staff may prevent adequate controls in the future, such as segregation of duties, due to the cost/benefit of such remediation. To mitigate the current limited resources and limited staff, the Company relies heavily on direct management oversight of transactions, along with the use of legal and accounting professionals. As the Company grows, the number of employees is expected to increase, which will enable the Company to implement adequate segregation of duties within the internal control framework.

These control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to the Company’s consolidated financial statements may not be prevented or detected on a timely basis. Accordingly, the Company has determined that these control deficiencies as described above together constitute a material weakness.

In light of these material weaknesses, the Company performed additional analyses and procedures in order to conclude that its consolidated financial statements for the year ended June 30, 2024 included in this Annual Report on Form 20-F were fairly stated in accordance with the accounting principles generally accepted in Canada. Accordingly, management believes that despite the Company’s material weaknesses, its consolidated financial statements for the year ended June 30, 2024 are fairly stated, in all material respects, in accordance with the accounting principles generally accepted in Canada.

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

C. Changes in Internal Controls

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended June 30, 2024 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2024 the audit committee consisted of four directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

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

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2024	June 30, 2023

Audit Fees	$90,000	$90,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

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

ITEM 19 - EXHIBITS

(a) Financial Statements -

CordovaCann Corp.

Consolidated Financial Statements

For the Years Ended June 30, 2024, 2023 and 2022

 (Expressed in Canadian Dollars)

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CordovaCann Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CordovaCann Corp. (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Impairment of Intangible Assets

Critical Audit Matter Description

We draw attention to Notes 11 to the consolidated financial statements. Management tests its intangible assets for impairment on an annual basis. No impairment loss was recognized for the intangible asset – Starbuds trade name for the year ended June 30, 2024. When performing impairment tests, the Company uses judgment in estimating the recoverable values of the cash-generating units (“CGUs”) and uses value in use valuation models that consider various factors and assumptions including forecasted cash flows, revenue growth rates, royalty rate and discount rates. The use of different assumptions and estimates could influence the valuation of intangible assets and the determination of impairment. The recoverable amount of the CGUs is estimated based on an assessment of their value in use by using a discounted cash flow approach. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The Company has made certain assumptions in determining the cash flow projections. Key assumptions include revenue growth rates, royalty rate and discount rates.

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

Comparative Information

The consolidated financial statements of the Company as at June 30, 2022 and for the years then ended were audited by another auditor who expressed an unqualified (unmodified) opinion on those consolidated financial statements on October 27, 2022.

We have served as the Company’s auditor since 2023.

DNTW Toronto LLP

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

October 28, 2024

CordovaCann Corp.

Consolidated Statements of Financial Position

As at June 30, 2024 and 2023

(Expressed in Canadian Dollars)

		June 30, 2024	June 30, 2023
As at	Note	$	$

ASSETS
Current
Cash and cash equivalents		552,467	248,416
Restricted cash	6	-	171,405
Accounts receivable		50,582	47,202
Sales tax receivable		31,680	-
Prepaid expenses and deposits		186,979	209,493
Inventory	7	931,877	919,481
Other deposit	8	-	52,960
Total current assets		1,753,585	1,648,957
Property and equipment, net	9	2,632,505	2,880,863
Right-of-use assets	10	1,960,483	2,395,049
Intangible assets	11	3,098,339	3,098,339
Licenses	12	108,583	240,498
Total assets		9,553,495	10,263,706

LIABILITIES
Current
Accounts payable and accrued liabilities		5,774,417	4,600,357
Mortgage payable	13	35,856	31,475
Income taxes payable		75,588	132,318
Contract liability	14	53,927	52,166
Sales tax payable		-	33,623
Lease liabilities	15	435,276	419,529
Convertible debentures	18	1,176,856	1,042,763
Promissory notes payable	16	1,620,273	1,569,253
Total current liabilities		9,172,193	7,881,484
Deferred tax liability		-	6,300
Mortgage payable	13	906,344	911,428
Contract liability	14	36,049	86,752
Lease liabilities	15	2,035,922	2,404,964
Total liabilities		12,150,508	11,290,928

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	17	30,475,107	30,475,107
Contributed surplus		8,036,990	8,036,990
Accumulated deficit		(41,787,524)	(40,294,989)
Accumulated other comprehensive income		(24,563)	64,019
Total shareholders' equity (deficiency) attributable to CordovaCann Corp.		(3,299,990)	(1,718,873)
Non-controlling interests		702,977	691,651
Total equity		(2,597,013)	(1,027,222)
Total liabilities and shareholders' equity		9,553,495	10,263,706

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 21)

Related party transactions (Note 22)

Subsequent events (Note 27)

Approved on behalf of the Board:

“Dale Rasmussen”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended June 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

		2024	2023	2022
	Note	$	$	$

Revenue		13,797,150	13,594,706	13,526,084
Cost of sales		(9,720,238)	(9,733,113)	(9,798,408)
Gross profit		4,076,912	3,861,593	3,727,676

Expenses
Salaries and wages		1,823,978	2,336,569	2,183,630
Consulting fees		690,033	1,005,312	1,289,457
Office and general		516,557	1,022,545	1,145,361
Leases and utilities		315,220	327,331	470,996
Shareholders information services		232,127	231,971	249,099
Professional fees		198,738	213,188	268,055
Amortization of right-of-use assets	10	491,705	694,730	782,108
Depreciation	9	318,599	345,095	345,188
Amortization of licenses	12	131,915	164,582	164,582
Share based compensation	19,20	-	-	1,920

		4,718,872	6,341,323	6,900,396
Loss before other income (expense)		(641,960)	(2,479,730)	(3,172,720)

Interest on lease liability	15	(332,687)	(473,136)	(531,768)
Interest expense	13,16,18	(244,189)	(529,473)	(308,877)
Other income		183,547	182,813	186,257
Foreign exchange gain		9,933	49,363	186,372
Accretion expense	16,18	-	(26,741)	(61,319)
Loss on convertible debentures	18	-	(218,567)	-
Impairment of assets	9	-	(1,030,537)	(211,774)
Impairment of intangible assets	11	-	(2,145,628)	-
Gain on extinguishment of lease	10,15	-	52,126	29,635
Allowance for loan receivable		-	(264,800)	-
Loss on settlement		-	-	(99,635)
Loss before income tax expense		(1,025,356)	(6,884,310)	(3,983,829)
Current	25	(256,000)	(48,720)	(54,757)
Deferred	25	6,300	15,120	15,120
Net loss		(1,275,056)	(6,917,910)	(4,023,466)
Net loss per share - basic and diluted		(0.01)	(0.06)	(0.04)
Weighted average number of outstanding common shares - basic and diluted		109,502,853	109,502,853	100,632,038

Net loss		(1,275,056)	(6,917,910)	(4,023,466)
Foreign exchange translation adjustment		(88,582)	(6,054)	(7,802)
Comprehensive loss		(1,363,638)	(6,923,964)	(4,031,268)

Net income (loss) attributable to:
CordovaCann Corp.		(1,492,535)	(6,884,668)	(3,956,931)
Non-controlling interests		217,479	(33,242)	(66,535)

Comprehensive income (loss) attributable to:
CordovaCann Corp.		(1,581,117)	(6,890,722)	(3,964,733)
Non-controlling interests		217,479	(33,242)	(66,535)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.

Consolidated Statements of Changes in Equity (Deficiency)

For the Years Ended June 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

		Number of Common Shares	Share Capital	Contributed Surplus	Equity Portion of Convertible Debentures	Shares to be Issued	Accumulated Deficit	Accumulated Other Comprehensive Income	Non- controlling interests	Shareholders' Equity
	Note	#	$	$	$	$	$	$	$	$
Balance, June 30, 2021		93,151,074	26,145,146	7,844,814	306,877	923,590	(29,453,390)	77,875	826,165	7,318,373
Common shares issued for private placement	17	3,379,379	1,013,814	-	-	-	-	-	-	366,518
Exercise of options	17,19	200,000	75,959	(25,959)	-	-	-	-	-	50,000
Issuance of warrants	20	-	-	1,920	-	-	-	-	-	1,920
Interest on convertible debentures	18	-	-	-	53,200	-	-	-	-	53,200
Dividend paid to NCI	5	-	-	-	-	-	-	-	(34,737)	(34,737)
Shares issued as part of contingent consideration	17	5,354,400	923,590	-	-	(923,590)	-	-	-	-
Exercise of warrants	20	700,000	334,788	(124,788)	-	-	-	-	-	210,000
Common shares issued for private placement	17	6,718,000	1,981,810	122,436	-	-	-	-	-	2,104,246
Refinancing of convertible debentures	18	-	-	218,567	329,568	-	-	-	-	548,135
Foreign currency translation adjustment		-	-	-	-	-	-	(7,802)	-	(7,802)
Net loss for the year		-	-	-	-	-	(3,956,931)	-	(66,535)	(4,023,466)
Balance, June 30, 2022		109,502,853	30,475,107	8,036,990	689,645	-	(33,410,321)	70,073	724,893	6,586,387
Interest on convertible debentures	18	-	-	-	123,338	-	-	-	-	123,338
Extinguishment of equity portion of convertible debentures	18	-	-	-	(812,983)	-	-	-	-	(812,983)
Foreign currency translation adjustment		-	-	-	-	-	-	(6,054)	-	(6,054)
Net loss for the year		-	-	-	-	-	(6,884,668)	-	(33,242)	(6,917,910)
Balance, June 30, 2023		109,502,853	30,475,107	8,036,990	-	-	(40,294,989)	64,019	691,651	(1,027,222)
Interest on convertible debentures	18	-	-	-	-	-	-	-	-	-
Dividend paid to NCI	5	-	-	-	-	-	-	-	(206,153)	(206,153)
Foreign currency translation adjustment		-	-	-	-	-	-	(88,582)	-	(88,582)
Net income (loss) for the year		-	-	-	-	-	(1,492,535)	-	217,479	(1,275,056)
Balance, June 30, 2024		109,502,853	30,475,107	8,036,990	-	-	(41,787,524)	(24,563)	702,977	(2,597,013)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

	2024	2023	2022
	$	$	$
Operating activities
Net loss for the year	(1,275,056)	(6,917,910)	(4,023,466)
Adjusted for non-cash items:
Amortization of right-of-use assets	491,705	694,730	782,108
Depreciation	318,599	345,095	345,188
Amortization of licenses	131,915	164,582	164,582
Share based compensation	-	-	1,920
Interest on lease liability	332,687	473,136	531,768
Interest expense	244,189	529,473	308,877
Foreign exchange loss (gain)	(9,933)	(49,363)	(186,372)
Accretion expense	-	26,741	61,319
Loss on convertible debentures	-	218,567	-
Income taxes expense	256,000	48,720	54,757
Deferred tax recovery	(6,300)	(15,120)	(15,120)
Impairment of assets	-	1,030,537	211,774
Impairment of intangible assets	-	2,145,628	-
Allowance for loan receivable	-	264,800	-
Loss on settlement	-	-	99,635
Gain on extinguishment of lease	-	(52,126)	(29,635)

Changes in non-cash working capital items:
Accounts receivable	(3,380)	34,101	(73,379)
Prepaid expenses and deposits	22,514	(87,777)	(52,595)
Inventory	(12,396)	(195,528)	(219,432)
Accounts payable and accrued liabilities	1,174,060	1,043,185	231,001
Harmonized sales tax payable (receivable)	(65,303)	76,273	(172,295)
Income taxes payable	(56,730)	(183,699)	(51,132)
Contract liability	(48,942)	(46,778)	(41,207)
Cash provided by (used in) operating activities	1,493,629	(452,733)	(2,071,704)

Investing activities
Additions to property and equipment	-	(761,937)	(661,636)
Proceeds from disposal of property and equipment	-	-	2,726,680
Repayment of deposit received	52,960	53,059	-
Cash provided by (used in) investing activities	52,960	(708,878)	2,065,044

Financing activities
Repayment of promissory notes	(6,776)	(272,194)	(583,809)
Proceeds from issuance of promissory notes	-	1,272,715	888,405
Repayment of mortgage payable	(124,901)	(206,849)	(755,789)
Proceeds from refinanced mortgage payable	-	95,485	-
Payment of lease liabilities	(758,676)	(1,023,517)	(985,192)
Proceeds from private placement	-	-	1,981,810
Proceeds from the exercise of warrants	-	-	210,000
Payment of dividends to non-controlling interest shareholders	(206,153)	-	(34,737)
Cash provided by (used in) financing activities	(1,096,506)	(134,360)	720,688

Effect of exchange rate changes on cash	(317,437)	(32,684)	(24,046)

Net increase (decrease) in cash and cash equivalents	132,646	(1,328,655)	689,982
Cash and cash equivalents, beginning of year	419,821	1,748,476	1,058,494
Cash and cash equivalents, end of year	552,467	419,821	1,748,476

Cash and cash equivalents consist of:
Cash	552,467	248,416	714,826
Restricted cash	-	171,405	1,033,650

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

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

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $1,363,638 (June 30, 2023 – $6,923,964; June 30, 2022 – $4,023,466) during the year ended June 30, 2024 and has a total accumulated deficit of $41,787,524 (June 30, 2023 – $40,294,989) as at June 30, 2024. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has stable profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

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

These consolidated financial statements were authorized for issuance by the Board of Directors on October 28, 2024.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES

The material accounting policies used in the preparation of these consolidated financial statements are described below.

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

Cash and cash equivalents

Cash consists of bank balances and cash held in trust. Cash equivalents consist of short-term deposits with original maturities of three months or less. As at June 30, 2024 and 2023, there were no cash equivalents. Restricted cash includes funds that can only be used for a specific purpose and has restrictions on use.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

Leases

The Company adopted IFRS 16 – Leases (“IFRS 16”) on July 1, 2019. The Company has applied IFRS 16 using the modified retrospective approach, under which the Company will not restate its comparative figures but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening retained earnings. Additionally, the Company has elected not to recognize right-of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The following are the material accounting policies which have been amended as a result of IFRS 16, and applied as at July 1, 2019:

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Covenants

The amendment clarifies how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendment applies retrospectively for annual periods beginning on or after January 1, 2024. Management will perform this assessment each reporting period as required and evaluate the potential impact of this standard on the Company’s consolidated financial statements.

4. MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

4. MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

4. MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

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

5. DIVIDENDS

2734158 Ontario Inc. (“273 Ontario”)

During the year ended June 30, 2022, 273 Ontario paid dividends in the amount of $87,831, of which $34,737 was paid to the minority shareholders of 273 Ontario.

During the year ended June 30, 2023, there were no dividends paid to 273 Ontario.

During the year ended June 30, 2024, 273 Ontario paid dividends in the amount of $521,247, of which $206,153 was paid to the minority shareholders of 273 Ontario.

6. RESTRICTED CASH

Restricted cash relates to an amount held in an escrow account by the buyer of the Oregon Property (the “Escrow Account”). The amount held in the Escrow Account was non-interest bearing and restricted for the completion of the buildout of the Oregon Property (Note 9).

During the year ended June 30, 2024, withdrawals from the Escrow Account amounted to $173,658 (US $129,460) (June 30, 2023 – $862,245 (US $673,040)) which were related to the completion of the buildout of the Oregon Property. The balance as at June 30, 2024 amounted to $nil (June 30, 2023 – $171,405 (US $129,460)).

7. INVENTORY

The Company’s inventory includes purchased products. The Company’s purchased inventory expenses as cost of sales during the year ended June 30, 2024 amounted to $9,720,238 (June 30, 2023 – $9,733,113; June 30, 2022 – $9,665,379). The Company’s inventory as at June 30, 2024 amounted to $931,877 (June 30, 2023 – $919,481).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

8. OTHER DEPOSIT

On November 7, 2019, the Company advanced $408,840 (US $300,000) to an-arm’s length party in exchange for a promissory note (the “Joint Forces Deposit”).

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

During the year ended June 30, 2024, the Company received the entirety of the joint forces deposit and additional interest payments in relation to the outstanding amounts.

The outstanding balance of the Joint Forces Deposit amounted to $nil as at June 30, 2024 (June 30, 2023 – $52,960). Interest income in relation to the Joint Forces Deposit amounted to $31,413 during the year ended June 30, 2024 (June 30, 2023 – $2,944; June 30, 2022 – $19,056).

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

			Leasehold	Machinery	Computer	Furniture
	Land	Building	improvements	and equipment	equipment	and fixtures	Total
	$	$	$	$	$	$	$
Cost
As at June 30, 2022	403,226	1,045,735	1,950,551	318,457	151,979	411,492	4,281,440
Additions	-	7,773	749,917	-	-	4,247	761,937
Translation adjustment	27,524	28,637	(102,061)	8,749	9,101	38,239	10,189
Impairment charge	-	-	(1,320,102)	-	(26,308)	(21,030)	(1,367,440)
As at June 30, 2023	430,750	1,082,145	1,278,305	327,206	134,772	432,948	3,686,126
Additions (disposals)	-	-	-	-	-	-	-
Translation adjustment	14,543	28,593	24,999	11,046	-	-	79,181
As at June 30, 2024	445,293	1,110,738	1,303,304	338,252	134,772	432,948	3,765,307

Accumulated depreciation
As at June 30, 2022	-	(67,289)	(504,557)	(67,134)	(79,359)	(123,396)	(841,735)
Depreciation	-	(43,488)	(119,040)	(74,816)	(33,702)	(74,049)	(345,095)
Impairment charge	-	-	336,418	-	485	-	336,903
Translation adjustment	-	(1,337)	-	21,926	(3,260)	27,335	44,664
As at June 30, 2023	-	(112,114)	(287,179)	(120,024)	(115,836)	(170,110)	(805,263)
Depreciation	-	(43,992)	(119,040)	(66,983)	(14,352)	(74,232)	(318,599)
Translation adjustment	-	(4,221)	-	(4,719)	-	-	(8,940)
As at June 30, 2024	-	(160,327)	(406,219)	(191,726)	(130,188)	(244,342)	(1,132,802)

Net book value ($)
As at June 30, 2022	403,226	978,446	1,445,994	251,323	72,620	288,096	3,439,705
As at June 30, 2023	430,750	970,031	991,126	207,182	18,936	262,838	2,880,863
As at June 30, 2024	445,293	950,411	897,085	146,526	4,584	188,606	2,632,505

During the year ended June 30, 2024, the Company incurred a depreciation expense in the amount of $318,599 (June 30, 2023 – $345,095; June 30, 2022 – $345,188).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

9. PROPERTY AND EQUIPMENT, NET (continued)

Impairment

During the year ended June 30, 2024, the Company incurred an impairment expense in the amount of $nil (June 30, 2023 – $1,030,537; June 30, 2022 – $211,774) in relation to its leasehold improvements, machinery and equipment, computer equipment, and furniture and fixtures in relation to the closure of its retail locations in Western Canada.

Oregon – Sale leaseback transaction

On August 4, 2021, the Company, through its wholly-owned subsidiary, Cordova OR Operations, LLC, sold all of its land, building, and construction-in-progress (the “Oregon Property”) for $2,726,680 (US $2,200,000) and entered into an agreement to lease the Oregon Property from the buyer (the “Lease”). The Lease allowed the Company to operate on the Oregon Property for ten years, and provides options for two subsequent ten-year renewal periods. Proceeds from the sale were used to retire debts related to the Oregon Property and to finance the planned expansion in Oregon.

The Lease was signed on July 20, 2021 and commenced on August 1, 2021. Certain amounts were placed in escrow by the buyer to allow the completion of the buildout, as disclosed in Note 6. There is no rent payable during the first three months of the Lease and subsequent payments amount to $27,267 (US $22,000) per month for the reminder of the first year, with annual payment escalators thereafter.

10. RIGHT-OF-USE ASSETS

Right-of-use assets consists of the following:

$
Balance, June 30, 2022	4,451,385
Additions during the year	-
Depreciation for the year	(694,730)
Impairment	(1,416,691)
Foreign exchange translation	55,085
Balance, June 30, 2023	2,395,049
Additions during the year	-
Depreciation for the year	(491,705)
Foreign exchange translation	57,139
Balance, June 30, 2024	1,960,483

Leased properties are amortized over the terms of their respective leases. During the year ended June 30, 2023, the Company closed its retail store locations in Western Canada and accordingly, existing long-term leases were terminated. The Company recorded impairment of $1,416,691 for the terminated right-of-use assets along with a forgiveness of lease liability in the amount of $1,598,497 (Note 15) and resulted a gain of $181,806 from impairment of right-of-use assets and extinguishment of lease liabilities. The Company wrote off the related lease deposits at amount of $129,680 as well and resulted a net gain of $52,126 from termination of leases. No such transactions occurred during the year ended June 30, 2024.

11. INTANGIBLE ASSETS

The Company’s intangible assets relate to the brand name acquired from Star Buds International Inc. As this intangible asset was determined to be an indefinite life intangible asset, no amortization was recorded during the years ended June 30, 2024 and 2023.

During the year ended June 30, 2024, impairment in the amount of $nil (June 30, 2023 – $2,145,628; June 30, 2022 – $nil) was recorded in relation to these intangible assets. The impairment recorded during the year ended June 30, 2023 was as a result of the closure of its retail store locations in Western Canada.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

12. LICENSES

$
Cost
As at June 30, 2022	710,911
Additions (disposals)	-
As at June 30, 2023	710,911
Additions (disposals)	-
As at June 30, 2024	710,911

Accumulated amortization
As at June 30, 2022	(305,831)
Amortization	(164,582)
As at June 30, 2023	(470,413)
Amortization	(131,915)
As at June 30, 2024	(602,328)

Net book value ($)
As at June 30, 2023	240,498
As at June 30, 2024	108,583

During the year ended June 30, 2024, amortization expense in relation to these licenses amounted to $131,915 (June 30, 2023 – $164,584; June 30, 2022 – $164,584).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

13. MORTGAGE PAYABLE

Washington Mortgage

On February 26, 2021, the Company acquired a 10,900 sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers as a result of an acquisition of an arm’s-length Washington based company (the “Washington Acquisition”), and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

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

As at June 30, 2024, the amount outstanding under the Washington Mortgage amounted to $942,200 (June 30, 2023 – $942,903). During the year ended June 30, 2024, the current portion of the Washington Mortgage amounted to $35,856 (June 30, 2023 – $31,475) and the long-term amounted to $906,344 (June 30, 2023 – $911,428). Total interest expense in relation to the Washington Mortgage amounted to $92,685 during the year ended June 30, 2024 (June 30, 2023 – $187,113; June 30, 2022 – $102,907).

14. CONTRACT LIABILITY

The Company’s contract liability is deferred revenue which relates to revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) which amounted to $89,976 (June 30, 2023 – $138,918). Details of the Company’s contract liability is noted as follows:

	June 30, 2024	June 30, 2023

Opening balance	$138,918	$185,696
Additions	-	-
Changes in exchange rates	4,072	5,457
Revenue recognized from contract liability	(53,014)	(52,235)

Ending balance	$89,976	$138,918

Current portion	$53,927	$52,166
Long-term portion	36,049	86,752

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

15. LEASE LIABILITIES

The following table represents the lease obligations for the Company as at June 30, 2024:

$
Balance, June 30, 2022	4,913,979
Additions during the year	-
Interest expense	473,136
Lease payments	(1,023,517)
Extinguishment of the lease liability	(1,598,497)
Foreign exchange translation	59,392
Balance, June 30, 2023	2,824,493
Additions during the year	-
Interest expense	335,184
Lease payments	(758,676)
Foreign exchange translation	70,197
Balance, June 30, 2024	2,471,198

Allocated as:

	June 30, 2024	June 30, 2023
	$	$
Current	435,276	419,529
Long-term	2,035,922	2,404,964
Total	2,471,198	2,824,493

The following table presents the contractual undiscounted cash flows for lease obligations as at June 30, 2024:

$
Less than one year	720,535
One to five years	1,869,942
More than five years	1,077,326
Total undiscounted lease obligation	3,667,803

During the year ended June 30, 2024, the Company had a lease with a term less than 12 months and recorded $77,990 (June 30, 2023 –$95,713) of rent expense attributed to short-term leases.

During the year ended June 30, 2023, the Company closed its retail store locations in Western Canada and accordingly, existing long-term leases were terminated, resulting in a net gain on extinguishment (Note 10). There were no such transactions during the year ended June 30, 2024.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

16. PROMISSORY NOTES PAYABLE

Promissory Note A – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note A-1”) in the principal amount of $527,967. The Promissory Note A-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note A-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note A-2”) in the principal amount of $225,000. The Promissory Note A-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note A-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note A-3”) in the principal amount of $196,832. The Promissory Note A-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note A-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

During the year ended June 30, 2024, the Company repaid $nil (June 30, 2023 - $21,000). As at June 30, 2024, the value of these promissory notes amounted to $388,443 (June 30, 2023 – $371,033). Interest and accretion in the amount of $17,410 and $nil, respectively (June 30, 2023 – $16,905 and $29,685, respectively; June 30, 2022 – 61,319 and $20,971, respectively) was recorded during the year ended June 30, 2024. These promissory notes are in default and due on demand.

Demand Notes

During the year ended June 30, 2023, the Company issued demand notes (the “2023 Demand Notes”) in the aggregate amount of $1,257,800 (US $950,000) with fixed interest amounts and maturity dates between October 2022 to February 2023. $198,600 (US $150,000) of principal repayments and $50,239 (US $37,500) of interest repayments were made in cash during the year ended June 30, 2023.

The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500). There were no interest and administrative fees charged on the 2023 Demand Notes during the year ended June 30, 2024. A principal repayment of US $5,000 was made during the year ended June 30, 2024.

As at June 30, 2024, the outstanding principal amount of the 2023 Demand Notes amounted to $1,088,116 (US $795,000) (June 30, 2023 - $1,059,200 (US $800,000)) and the outstanding accrued interest amounted to $143,714 (US $105,000) (June 30, 2023 - $139,020 (US $105,000)).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

16. PROMISSORY NOTES PAYABLE (continued)

Included in the aggregate amount of 2023 Demand Notes issued during the year ended June 30, 2024 is the principal amount of $136,870 (US $100,000) (June 30, 2023 – $132,400 (US $100,000)) and accrued interest of $20,531 (US $15,000) (June 30, 2023 - $19,860 (US $15,000)) to the Chief Executive Officer and Chairman of the Company. These amounts have not been repaid to the respective related party and remain outstanding.

The 2023 Demand Notes have matured and are in default.

17. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares.

During the year ended June 30, 2024 and 2023, the Company did not have any common share transactions.

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

As at June 30, 2024, 2023 and 2022, the value of shares to be issued amounted to $nil.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

18. CONVERTIBLE DEBENTURES

a) Convertible Debentures Series A-1 – March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-1”) of the Company for gross proceeds of $390,000.

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-1”) and 1,000 common share purchase warrants (the “Warrants of Series A-1”) of the Company. The Debentures of Series A-1 matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-1 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

The Debenture Units of Series A-1 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and $181,548, respectively. The interest expense related to the Debenture Units of Series A-1 are added to the equity portion of convertible debt as accrued.

On May 31, 2022, the Debenture Units of Series A-1 were converted into the Convertible Debentures Series A-2 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-2. As a result of the transfer, a loss in the amount of $99,635 was recorded.

During the year ended June 30, 2024, interest of $nil was recorded in the equity portion of the convertible debt (June 30, 2023 – $nil; June 30, 2022 – $45,762) in relation to these convertible debentures.

b) Convertible Debentures Series A-2 – May 31, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the ‘Debenture Units of Series A-2”) of the Company for gross proceeds of $897,000, bearing interest at 15% per annum, accrued monthly and payable at maturity, on May 31, 2023.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

18. CONVERTIBLE DEBENTURES (continued)

b) Convertible Debentures Series A-2 – May 31, 2022 (continued)

Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-2”) and 1,000 common share purchase warrants (the “Warrants of Series A-2”) of the Company. The Debentures of Series A-2 mature on May 31, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-2  and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until May 31, 2024 at an exercise price of $1.25 per share.

Prior to closing of the Offering, the Company exercised its rights of repayment in respect of the Convertible Debentures of Series A-1 of the Company issued on March 12, 2021 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-1 directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-2. The Company issued an aggregate of $488,500 worth of Debenture Units to the subscribers of the Debentures of Series A-1. The remaining $448,500 pertained to a settlement of outstanding Demand Loans in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

At initial recognition, the Debenture Units of Series A-2 were determined to be an equity instrument due to being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-2 are added to the equity portion of convertible debt as accrued.

On the maturity date of May 30, 2023, the Company did not elect to convert the Debenture Units of Series A-2. As a result of the non-exercise of the conversion option, the Company’s Debenture Units of Series A-2 no longer met the criteria of an equity instrument, as it could no longer avoid the contractual obligation to pay cash related to the principal and interest.  Accordingly, the Company reclassified the equity portion of convertible debenture to a convertible debenture liability at its face value of $897,000. As a result of the reclassification, the Company recorded a loss in the amount of $218,567 during the year ended June 30, 2023. The loss arises from the difference between the face value of convertible debentures and the amount reclassified from equity to the convertible debenture liability on the maturity date.

During the year ended June 30, 2024, interest of $134,093 was recorded in the convertible debentures (June 30, 2023 – $134,551). As at June 30, 2024, the outstanding principal amount of the convertible debentures remained at $897,000 and the outstanding accrued interest amounted to $279,856.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

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

Outstanding options as at June 30, 2024 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2022	5,100,000	0.31	0.78
Issued	-	-	-
Exercised	-	-	-
Expired	(5,100,000)	0.31	-
June 30, 2023	-	$-	-
Expired	-	-	-
June 30, 2024	-	$-	-

There were no stock options issued during the years ended June 30, 2024, 2023 and 2022.

During the year ended June 30, 2022 and in connection with stock options previously issued to consultants, stock options were exercised for the purchase of 200,000 common shares of the Company at an exercise price of $0.25 per share for gross proceeds of $50,000. As a result of this exercise, contributed surplus in the amount of $25,959 was transferred to share capital.

During the year ended June 30, 2024, nil (2023 – 5,100,000) stock options expired, unexercised. During the year ended June 30, 2024, 2023 and 2022, the Company expensed $nil of the fair value of the stock options.

20. WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2022	21,677,379	0.65	1.00
Expired	(11,580,000)	0.40	-
June 30, 2023	10,097,379	$0.98	0.58
Expired	(10,097,379)	0.65	-
June 30, 2024	-	$-	-

During the year ended June 30, 2024:

•	10,097,379 common share purchase warrants expired, unexercised.

During the year ended June 30, 2023:

•	11,580,000 common share purchase warrants expired, unexercised.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

20. WARRANTS (continued)

During the year ended June 30, 2022:

•	The Company issued 6,718,000 common share purchase warrants in connection with a non-brokered convertible debenture offering;
•	The Company issued 3,379,379 common share purchase warrants in connection with a non-brokered private placement;
•	700,000 common share purchase warrants were exercised (Note 19);
•	3,309,500 common share purchase warrants expired, unexercised; and
•	No common share purchase warrants were forfeited or cancelled.

The fair value of these issued warrants of was determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

Stock price	$0.19-0.35
Risk-free interest rate	0.26-0.32%
Expected life	1-3 years
Estimated volatility in the market price of the common shares	87-89%
Dividend yield	nil

During the year ended June 30, 2024, the Company expensed $nil (June 30, 2023 – $nil; June 30, 2022 – $1,920), in the fair value of warrants as a result of the issuances which have been recorded as share based compensation.

21. COMMITMENTS AND CONTINGENCIES

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

21. COMMITMENTS AND CONTINGENCIES (continued)

(b) Contingencies (continued)

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

As at the reporting date, the Company has not been served with a lawsuit related to this Complaint.

22. RELATED PARTY TRANSACTIONS

Related party transactions as at and for the years ended June 30, 2024, 2023 and 2022 and the balances as at those dates, not disclosed elsewhere in these consolidated financial statements are as follows:

a) During the year ended June 30, 2024, the Company expensed $660,000 (June 30, 2023 – $660,000; June 30, 2022 – $669,000), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b) As at June 30, 2024, the Company had fees payable to officers and directors of the Company of $3,222,517 (June 30, 2023 – $2,467,695).

23. FINANCIAL INSTRUMENTS AND RISK FACTORS

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

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2024:

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

23. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

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

As at June 30, 2024, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2024, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investments in other listed public companies, and therefore it is not subject to any significant stock market price risk.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

24. CAPITAL MANAGEMENT

The Company’s definition of capital includes all components of shareholders’ equity (deficiency) excluding non-controlling interest. As at June 30, 2024, the Company’s capital amounted to a deficiency of $3,299,990 (June 30, 2023 – $1,718,873). The Company’s objectives when managing capital are as follows:

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

25. INCOME TAXES

Canadian

Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Loss from US operations	(657,061)	(880,786)	(636,005)
Combined federal and state level taxes	28.14%	28.58%	28.15%
Expected income tax payable (recovery)	(184,924)	(251,765)	(179,035)
Temporary difference, equipment	55,579	98,360	147,255
Other	-	-	16,311
Unrecognized benefit of non-capital losses	129,345	153,405	15,469
Provision for income taxes	-	-	-

Deferred Income Taxes

Deferred income tax assets

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30,	June 30,	June 30,
	2024	2023	2022
Amounts related to tax loss carry forwards	$20,700,000	$19,543,000	$16,836,000

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

25.  INCOME TAXES (continued)

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Deferred income tax liabilities

Deferred tax liabilities have been recognized in respect of the following deductible temporary differences:

Deferred Tax Liabilities	June 30, 2024	June 30, 2023

Licenses	$nil	$6,300

Non-capital Losses

As at June 30, 2024, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $20,700,000 which may be applied against future Canadian taxable income and expire between 2026-2044. No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

The net operating losses for these years will not be available to reduce future taxable income until the returns are filed.

United States

Income Taxes

The major factors that cause variations from the Company’s combined United States federal and state level income tax rates were the following:

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Loss from US operations	(657,061)	(880,786)	(636,005)
Combined federal and state level taxes	28.14%	28.58%	28.15%
Expected income tax payable (recovery)	(184,924)	(251,765)	(179,035)
Temporary difference, equipment	55,579	98,360	147,255
Other	-	-	16,311
Unrecognized benefit of non-capital losses	129,345	153,405	15,469
Provision for income taxes	-	-	-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following United States deductible temporary differences:

	June 30,	June 30,	June 30,
	2024	2023	2022
Amounts related to tax loss carry forwards	$2,597,000	$2,142,000	$1,618,000

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

25. INCOME TAXES (continued)

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Non-capital Losses

As at June 30, 2024, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $2,597,000 which may be applied against future United States taxable income and expire between 2038-2044.

No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

26. COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net and comprehensive loss.

27. SUBSEQUENT EVENTS

Subsequent to year end, the Company issued 300,606 common shares pursuant to the exercise of convertible debentures (Note 18).

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

58

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

59

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this December 13, 2024.

CORDOVACANN CORP.

By:	/s/ Ashish Kapoor
Name: Ashish Kapoor
Title: Chief Financial Officer

60

CordovaCann Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2024

Prepared as at October 28, 2024

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

2 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

Management’s Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. for the year ended June 30, 2024 should be read in conjunction with the annual audited consolidated financial statements for the year ended June 30, 2024. The Company’s financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”).

All dollars referred to herein are expressed in Canadian dollars except where indicated otherwise.

This management discussion and analysis is prepared by management as at October 28, 2024.

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

Important factors that could cause the actual results to differ materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” above. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

3 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

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

The Company has the following three-pronged strategy to approach the cannabis marketplace:

Retail

The Company’s retail business in Canada now has 11 stores across two provinces and it is looking to establish a footprint in the United States. The Company’s current stores have compelling store unit economics, where stores are quickly profitable and have an investment payback of twelve months or less after opening. Cordova primarily targets markets where the stores become part of the fabric of the communities around them, thus creating a loyal customer base for its stores. The Company continues to focus on expanding in profitable markets going forward including pursuing successful one-off retailers and small chains at valuations that are very accretive to the base.

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

Niche Cannabis Brands

The third key sector of focus for Cordova is developing or acquiring niche brands that have cult-like followings that can be introduced to new markets. Most significant cannabis brands have neglected the opportunity to expand geographically. The potential to create national brands is expected to accelerate with the anticipated upcoming federal legalization and Cordova has the ability to leverage investments in white label manufacturing and larger retail chains to drive brand awareness and increase brand profitability.

4 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

Key Transaction Summaries

Summary of Investment in 2734158 Ontario Inc.

On May 19, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova invested seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and invested (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gave the Company ownership of 50.1% of 273 after all payments were made. The Transaction was subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 6 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores are operated by 273 under the Star Buds brand name, and Cordova is leveraging its assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 not previously owned by Cordova (the “Additional Shares”) bringing its accumulated ownership of 273 to 60.45%. The total purchase price for the Additional Shares amounted to $305,267, of which $265,975 was paid during the year end June 30, 2021 and the remainder $39,292 was paid during the three months ending March 31, 2022.

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

5 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

CordovaCann’s long-term focus is to continue expanding its reach into additional legal markets, and the Company expects to organically build and acquire cannabis producers, processors and retailers globally. The Company continues to develop and acquire additional operations and products and broaden its channels for distribution.

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

Number of Common Shares

There were 109,502,853 Common Shares issued and outstanding as at June 30, 2024 and 109,803,459 common shares issued and outstanding as at the date of this report. There were no stock options issued and outstanding as at June 30, 2024 and no stock options issued and outstanding as at the date of this report. There were no share purchase warrants issued and outstanding as at June 30, 2024 and as at the date of this report.

6 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

Results of Operations

Quarterly Financial Results

The following table summarizes financial information for the 4th quarter of fiscal 2024 and the preceding seven quarters:

	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2024	2024	2023	2023	2023	2023	2022	2022
Quarter Ended	$	$	$	$	$	$	$	$
Revenue	3,475,500	3,356,017	3,464,311	3,501,322	3,251,612	3,210,982	3,436,399	3,695,713

Net loss from continuing operations	(357,077)	(215,378)	(321,277)	(381,324)	(4,417,788)	(783,028)	(982,607)	(734,487)

Net loss per share – basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.04)	(0.01)	(0.01)	(0.01)

Results of Operations

	2024	2023	2022
	$	$	$

Revenue	13,797,150	13,594,706	13,526,084
Cost of sales	(9,720,238)	(9,733,113)	(9,798,408)
Gross profit	4,076,912	3,861,593	3,727,676
Operating expenses	4,718,872	6,341,323	6,900,396
Loss before other expense (income)	(641,960)	(2,479,730)	(3,172,720)
Income tax recovery (expense)	(249,700)	(33,600)	(39,637)
Net loss	(1,275,056)	(6,917,910)	(4,023,466)
Loss per share - basic and diluted	(0.01)	(0.06)	(0.04)
Weighted average number of outstanding common shares - basic and diluted	109,502,853	109,502,853	100,632,038

Revenue

Revenue for the year ended June 30, 2024 amounted to $13,797,150, as compared to $13,594,706 and $13,526,084, respectively for the years ended June 30, 2023 and 2022. Revenue is primarily related to the cannabis retail operations of the Company in the provinces of Ontario and Manitoba. The increase in the Company's revenue year over year, despite the closures of the Western Canada stores, was due to the increase in same store sales in its Ontario and Manitoba locations during fiscal 2024.

Cost of Sales and Gross Margin

During the year ended June 30, 2024, the Company’s incurred cost of sales in the amount $9,720,238 and realized gross margin of $4,076,912 (June 30, 2023 – $9,733,113 and $3,861,593, respectively; June 30, 2022 – $9,798,408 and $3,727,676, respectively). The cost of goods sold and respective gross margin was primarily related to its retail operations in Canada. The slight increase in gross margin is due to the closure of its unprofitable stores in Western Canada as discussed above, which resulted in a positive impact on the Company’s gross margin and the Company had a growth in margin from its Ontario retail stores.

7 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

Operating Expenses

The Company incurred the following operating expenses during the year ended June 30, 2024, 2023 and 2022:

	2024	2023	2022
	$	$	$
Salaries and wages	1,823,978	2,336,569	2,183,630
Consulting fees	690,033	1,005,312	1,289,457
Office and general	516,557	1,022,545	1,145,361
Leases and utilities	315,220	327,331	470,996
Shareholders information services	232,127	231,971	249,099
Professional fees	198,738	213,188	268,055
Amortization of right-of-use assets	491,705	694,730	782,108
Depreciation	318,599	345,095	345,188
Amortization of licenses	131,915	164,582	164,582
Share based compensation	-	-	1,920
	4,718,872	6,341,323	6,900,396

The overall analysis of the key expenses above is as follows:

Salaries and wages

Salaries and wages for the year ended June 30, 2024 amounted to $1,823,978 (June 30, 2023 - $2,336,569; June 30, 2022 - $2,183,630). The salaries and wages expenses are primarily related to the employees hired for the Company’s retail cannabis operations in Ontario and Manitoba locations. The reduction in the expense year over year is due the closure of retail store operations in Western Canada which resulted in decreased labour costs.

Consulting fees

Consulting fees for the year ended June 30, 2024 amounted to $690,033 (June 30, 2023 - $1,005,312; June 30, 2022 - $1,289,457). Consulting fees relates to fees accrued for the officers of the Company and other consultants that support the Company. The decrease in consulting fees year over year is partially due to the closure of retail store operations in Western Canada and also related to the Company reducing certain historic month-to-month consulting contracts.

Office and general

Office and general for the year ended June 30, 2024 amounted to $516,557 (June 30, 2023 - $1,022,545; June 30, 2022 - $1,145,361). Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants along with merchant fees associated with its retail operations. The decrease year over year is mainly due to the Western Canada store closures.

8 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

Leases and utilities

Leases and utilities for the year ended June 30, 2024 amounted to $315,220 (June 30, 2023 - $327,331; June 30, 2022 - $470,996). Lease and utilities expenses are related to the Company’s retail platforms. The stable expenses, despite the closure of the Western Canada stores, was due to some of the historic utility bills being billed to the Company along with overall increases in utility expenses in Ontario and Manitoba.

Shareholder information services

Shareholders information services for the year ended June 30, 2024 amounted to $232,127 (June 30, 2023 - $231,971; June 30, 2022 - $249,099). Shareholder information services during the respective periods include director fees, transfer agent fees, other filing fees and investor relation services.

Professional fees

Professional fees for the year ended June 30, 2024 amounted to $198,738 (June 30, 2023 - $213,188; June 30, 2022 - $268,055). Professional fees for during the respective periods comprised of audit and legal fees associated with the Company’s compliance costs as a public entity.

Amortization of right-of-use assets

Amortization of right-of-use assets for the year ended June 30, 2024 amounted to $491,705 (June 30, 2023 - $694,730; June 30, 2022 - $782,108). Amortization relates to the Company’s retail leases entered into for its Ontario, Manitoba and Oregon locations. The decrease is attributed to the impairment of right-of-use assets during the year ended June 30, 2023, leading to a reduced amortization expense moving forward.

Depreciation

Depreciation for the year ended June 30, 2024 amounted to $318,599 (June 30, 2023 - $345,095; June 30, 2022 - $345,188). Depreciation relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores, and the Company’s property in Washington.

Amortization of licenses

Amortization of licenses for the year ended June 30, 2024 amounted to $131,915 (June 30, 2023 - $164,582; June 30, 2022 - $164,582). Amortization of licenses relates to the amortization of retail cannabis licenses acquired in the prior fiscal periods.

9 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

Other Income and Expenses

The overall analysis of other income/expenses is as follows:

	2024	2023	2022
	$	$	$
Interest on lease liability	(332,687)	(473,136)	(531,768)
Interest expense	(244,189)	(529,473)	(308,877)
Other income	183,547	182,813	186,257
Foreign exchange gain	9,933	49,363	186,372
Accretion expense	-	(26,741)	(61,319)
Loss on convertible debentures	-	(218,567)	-
Impairment of assets	-	(1,030,537)	(211,774)
Impairment of intangible assets	-	(2,145,628)	-
Gain on extinguishment of lease	-	52,126	29,635
Allowance for loan receivable	-	(264,800)	-
Loss on settlement	-	-	(99,635)
	(383,396)	(4,404,580)	(811,109)

Interest on lease liability

Interest on lease liability for the year ended June 30, 2024 amounted to $332,687 (June 30, 2023 - $473,136; June 30, 2022 - $531,768). Interest on lease liability relates primary to the Company’s Canadian leases in Ontario and Manitoba and its United States lease in Oregon. The decrease in interest on lease liability during the year ended June 30, 2024 is due to the closure of the Company’s leased locations in Western Canada.

Interest expense

Interest expense for the year ended June 30, 2024 amounted to $244,189 (June 30, 2023 - $529,473; June 30, 2022 - $308,877). Interest expense during the respective periods was primarily in relation to convertible debentures, promissory notes and mortgages issued. The decrease in the current year was due to the outstanding 2023 Demand Notes which did not have any interest charges in the current year.

Accretion expense

Accretion expense for the year ended June 30, 2024 amounted to $nil (June 30, 2023 - $26,741; June 30, 2022 - $61,319). Accretion expense relates to the accreted interest on promissory notes. The decrease in accretion expense is due the repayment and maturity of these promissory notes during the year ended June 30, 2023.

Foreign exchange gain

Foreign exchange gain for the year ended June 30, 2024 amounted to $9,933 (June 30, 2023 - $49,363; June 30, 2022 - $186,372). The foreign exchange gains during the respective periods were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

10 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

Other income

Other income for the year ended June 30, 2024 amounted to $183,547 (June 30, 2023 - $182,813; June 30, 2022 - $186,257). Other income is related to rental of the Company’s Washington property and miscellaneous revenue earned from the operations.

Liquidity and Capital Resources

Working Capital

As at June 30, 2024, the Company had total assets of $9,553,495 (June 30, 2023 - $10,263,706) consisting of the following:

	June 30, 2024	June 30, 2023
	$	$

ASSETS
Current
Cash and cash equivalents	552,467	248,416
Restricted cash	-	171,405
Sales tax receivable	31,680	-
Accounts receivable	50,582	47,202
Prepaid expenses and deposits	186,979	209,493
Inventory	931,877	919,481
Other deposit	-	52,960
Total current assets	1,753,585	1,648,957
Right-of-use assets	1,960,483	2,395,049
Property and equipment, net	2,632,505	2,880,863
Intangible assets	3,098,339	3,098,339
Licenses	108,583	240,498

Total assets	9,553,495	10,263,706

The decrease in total assets from the comparative period was primarily a result of an ongoing changes in working capital and expected amortization and depreciation of the tangible and intangible assets during the period.

As at June 30, 2024, the Company had total liabilities of $12,150,508 (June 30, 2023 - $11,290,928) consisting of the following:

	June 30, 2024	June 30, 2023
	$	$
LIABILITIES
Current
Accounts payable and accrued liabilities	5,774,417	4,600,357
Mortgage payable	35,856	31,475
Income taxes payable	75,588	132,318
Contract liability	53,927	52,166
Sales tax payable	-	33,623
Lease liabilities	435,276	419,529
Convertible debentures	1,176,856	1,042,763
Promissory notes payable	1,620,273	1,569,253
Total current liabilities	9,172,193	7,881,484
Deferred tax liability	-	6,300
Mortgage payable	906,344	911,428
Contract liability	36,049	86,752
Lease liabilities	2,035,922	2,404,964
Total liabilities	12,150,508	11,290,928

11 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

The increase in liabilities during the comparative periods was primarily related to the increase in accounts payable and accrued liabilities, which is mainly related to management fee accruals, director accruals, and overall active management of such liabilities.

As at June 30, 2024, the Company had a working capital deficiency of $7,418,608 as compared to a working capital deficiency of $6,232,527 as at June 30, 2023. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all cashflow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Provided by (Used in) Operating Activities

During the year ended June 30, 2024, the operating activities provided cash in the amount of $1,493,629 as compared to cash used in operating activities in the amount of $452,733 and $2,071,704, respectively, during the years ended June 30, 2023 and 2022, due to the reasons discussed above.

Cash Provided by (Used in) Investing Activities

Cash provided by investing activities during the year ended June 30, 2024 amounted to $52,960 as compared to cash used in investing activities in the amount of $708,878 during the year ended June 30, 2023 and cash provided by investing activities of $2,065,044 during the year ended June 30, 2022. The investing activities during the year ended June 30, 2024 were in relation to the repayment of an outstanding deposit in the amount of $52,960. The prior year transactions had sales and additions to property and equipment.

Cash Provided by (Used in) Financing Activities

Cash used in financing activities amounted to $1,096,506 during the year ended June 30, 2024 and $134,360 during the year ended June 30, 2023 as compared to cash provided by financing activities in the amount of $720,688 during the year ended June 30, 2022. Financing activities related to the proceeds from the issuance of promissory note, the repayment of promissory notes, the payment of lease liabilities, repayment of the Oregon Mortgage, other debt and lease liabilities.

Financings

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares.

During the year ended June 30, 2024 and year ended June 30, 2023, the Company did not have any common share transactions.

12 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

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

Warrants	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2022	21,677,379	0.65	1.00
Issued	-	-	-
Exercised	-	-	-
Expired	(11,580,000)	0.40	-
June 30, 2023	10,097,379	$0.65	0.58
Issued	-	-	-
Exercised	-	-	-
Expired	(10,097,379)	0.65	-
June 30, 2024	-	$-	-

During the year ended June 30, 2024:

•	10,097,379 common share purchase warrants expired, unexercised.

During the year ended June 30, 2023:

•	11,580,000 common share purchase warrants expired, unexercised.

During the year ended June 30, 2022:

•	The Company issued 6,718,000 common share purchase warrants in connection with a non-brokered convertible debenture offering;
•	The Company issued 3,379,379 common share purchase warrants in connection with a non-brokered private placement;
•	700,000 common share purchase warrants were exercised (Note 19);
•	3,309,500 common share purchase warrants expired, unexercised; and
•	No common share purchase warrants were forfeited or cancelled.

13 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

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

As at June 30, 2024 and 2023, there were no stock options issued and outstanding. During the year ended June 30, 2023, 5,100,000 stock options expired, unexercised. During the year ended June 30, 2024 and 2023, the Company expensed $nil of the fair value of the stock options.

Mortgage payable

Washington Mortgage

On February 26, 2021, the Company acquired a 10,900 sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers as a result of an acquisition of an arm’s-length Washington based company (the “Washington Acquisition”),  and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

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

As at June 30, 2024, the amount outstanding under the Washington Mortgage amounted to $942,200 (June 30, 2023 – $942,903). During the year ended June 30, 2024, the current portion of the Washington Mortgage amounted to $35,856 (June 30, 2023 – $31,475) and the long-term amounted to $906,344 (June 30, 2023 – $911,428). Total interest expense in relation to the Washington Mortgage amounted to $92,685 during the year ended June 30, 2024 (June 30, 2023 – $187,113; June 30, 2022 – $102,907).

Promissory Notes Payable

Promissory Notes

On April 28, 2020, the Company issued a promissory note (the “Promissory Note A-1”) in the principal amount of $527,967. The Promissory Note A-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note A-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

14 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

On June 8, 2020, the Company issued a promissory note (the “Promissory Note A-2”) in the principal amount of $225,000. The Promissory Note A-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note A-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note A-3”) in the principal amount of $196,832. The Promissory Note A-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note A-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

During the year ended June 30, 2024, the Company repaid $Nil (June 30, 2023 - $21,000). As at June 30, 2024, the value of these promissory notes amounted to $388,443 (June 30, 2023 – $371,033). Interest and accretion in the amount of $17,410 and $Nil, respectively (June 30, 2023 – $16,905 and $29,685, respectively; June 30, 2022 – 61,319 and $20,971, respectively) was recorded during the year ended June 30, 2024. These promissory notes post maturity and are in default.

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

The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500). There were no interest and administrative fees charged on the 2023 Demand Notes during the year ended June 30, 2024. A principal repayment of US $5,000 was made during the year ended June 30, 2024.

As at June 30, 2024, the outstanding principal amount of the 2023 Demand Notes amounted to $1,088,116 (US $795,000) (June 30, 2023 - $1,059,200 (US $800,000)) and the outstanding accrued interest amounted to $143,714 (US $105,000) (June 30, 2023 - $139,020 (US $105,000)).

Includes in the aggregate amount of 2023 Demand Notes issued during the year ended June 30, 2024 is the principal amount of $136,870 (US $100,000) (June 30, 2023 – $132,400 (US $100,000)) and accrued interest of $20,531 (US $15,000) (June 30, 2023 - $19,860 (US $15,000)) to the Chief Executive Officer and Chairman of the Company. These amounts have not been repaid to the respective related party and remain outstanding.

The 2023 Demand Notes have matured and are in default.

15 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

Convertible Debentures

Convertible Debentures Series– March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-1”) of the Company for gross proceeds of $390,000.

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-1”) and 1,000 common share purchase warrants (the “Warrants of Series A-1”) of the Company. The Debentures of Series A-1 matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-1 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

The Debenture Units of Series A-1 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and $181,548, respectively. The interest expense related to the Debenture Units of Series A-1 are added to the equity portion of convertible debt as accrued.

On May 31, 2022, the Debenture Units of Series A-1 were converted into the Convertible Debentures Series A-2 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-2. As a result of the transfer, a loss in the amount of $99,635 was recorded.

During the year ended June 30, 2024, interest of $nil was recorded in the equity portion of the convertible debt (June 30, 2023 – $nil; June 30, 2022 – $45,762) in relation to these convertible debentures.

Convertible Debentures Series A-5 – May 30, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the ‘Debenture Units of Series A-2”) of the Company for gross proceeds of $897,000, bearing interest at 15% per annum, accrued monthly and payable at maturity, on May 31, 2023. Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-2”) and 1,000 common share purchase warrants (the “Warrants of Series A-2”) of the Company. The Debentures of Series A-2 mature on May 31, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-2  and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until May 31, 2024 at an exercise price of $1.25 per share.

16 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

Prior to closing of the Offering, the Company exercised its rights of repayment in respect of the Convertible Debentures of Series A-1 of the Company issued on March 12, 2021 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-1 directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-2. The Company issued an aggregate of $488,500 worth of Debenture Units to the subscribers of the Debentures of Series A-1. The remaining $448,500 pertained to a settlement of outstanding Demand Loans in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

At initial recognition, the Debenture Units of Series A-2 were determined to be an equity instrument due to being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-2 are added to the equity portion of convertible debt as accrued.

On the maturity date of May 30, 2023, the Company did not elect to convert the Debenture Units of Series A-2. As a result of the non-exercise of the conversion option, the Company’s Debenture Units of Series A-2 no longer met the criteria of an equity instrument, as it could no longer avoid the contractual obligation to pay cash related to the principal and interest.  Accordingly, the Company reclassified the equity portion of convertible debenture to a convertible debenture liability at its face value of $897,000. As a result of the reclassification, the Company recorded a loss in the amount of $218,567 during the year ended June 30, 2023. The loss arises from the difference between the face value of convertible debentures and the amount reclassified from equity to the convertible debenture liability on the maturity date.

During the year ended June 30, 2024, interest of $134,093 was recorded in the convertible debentures (June 30, 2023 – $134,551). As at June 30, 2024, the outstanding principal amount of the convertible debentures remained at $897,000 and the outstanding accrued interest amounted to $279,856.

Subsequent Events

Subsequent to year end, the Company issued 300,606 common shares pursuant to the partial exercise of above noted convertible debentures.

Key Contractual Obligations

There are no other key contractual obligations as at June 30, 2024 other than leases entered into through its retail operations disclosed in details in the Company’s consolidated financial statements.

Off Balance Sheet Arrangements

As at June 30, 2024, the Company did not have any off-Balance Sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

17 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

Transactions with Related Parties

Related party transactions as at and for the years ended June 30, 2024, 2023 and 2022 and the balances as at those dates, not disclosed elsewhere in these consolidated financial statements are as follows:

a)

During the year ended June 30, 2024, the Company expensed $660,000 (June 30, 2023 – $660,000; June 30, 2022 – $669,000), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at June 30, 2024, the Company had fees payable to officers and directors of the Company of $3,222,517 (June 30, 2023 – $2,467,695).

Contingencies

During the year ended June 30, 2023, the Company was identified as a defendant along with three other defendants (the “Other Defendants”) to a complaint in the Orange County Superior Court of California and for the State of California (the “Complaint”). The Complaint contains five causes of actions by the plaintiff (the “Plaintiff”), but only one of those causes of action, for injunctive relief, is asserted against the Company. The Complaint involves claims by the Plaintiff that at the request of the Other Defendants, the Plaintiff guaranteed a loan to acquire lab equipment for the benefit of the Other Defendants in the amount of $251,793. The Complaint claims that the Other Defendants failed to pay off the subject loan and converted the equipment, depriving the Plaintiff of the ability to foreclose and receive repayment. The cause of action for injunctive relief against the Company (as well as the Other Defendants) requests that the court issue an order setting forth title and control to the equipment. The Company currently leases this equipment from the Other Defendants. The Company has not been served the Complaint and there is no claim for damages against the Company presently in the Complaint. The Company intends on defending this Compliant to the extent that a liability is imposed on the Company for the replacement of the equipment or for the monetary damages imposed on the Other Defendants. As at the date of these consolidated financial statements, it is premature, and not practical, to determine whether or not there will be any outflow and, if so, the amount of that outflow. Accordingly, no provisions have been made on the Company’s consolidated financial statements of position with respect to the Complaint. As at the date of this report, the Company has not been serviced with a lawsuit related to this Complaint.

Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2024.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2024, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

18 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2024, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Material Accounting Policy Information

These consolidated financial statements of the Company and its subsidiaries were prepared using material accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). The material accounting policy information used in the preparation of these consolidated financial statements are described below.

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

19 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

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

20 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

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

21 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

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

22 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

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

23 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

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

There were no changes to our internal control over financial reporting since June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

24 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2024

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

25 | Page