Form 20-F
period 2025-06-30
CordovaCann Corp.
filed 2026-02-02
CIK 1168981

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 109,803,459 as at June 30, 2025

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

We use the Canadian dollar as our reporting and presentation currency and our annual audited consolidated financial statements are prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. All monetary references in this document are to Canadian dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “CDN $” mean Canadian dollars, unless otherwise indicated, and references to “US $” mean U.S. dollars.

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

Currency

The financial information presented in this Annual Report is expressed in Canadian Dollars (“CDN” or “$”) and the financial data in this Annual Report is presented in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except where otherwise indicated.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes audited consolidated financial statements of the Company for the years ended June 30, 2025, 2024 and 2023. These audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following is selected financial data for the Company for each of the last three fiscal years ended 2023 through 2025 on a consolidated basis. The data is extracted from the audited consolidated financial statements of the Company for each of the said years.

Summary of Financial Information in Accordance with IFRS Accounting Standards (IFRS) (CDN)

Operating data – Fiscal year ended June 30

For the Years Ending June 30,	2025	2024	2023
	$	$	$
Revenue	14,249,111	13,797,150	13,594,706
Net loss for year	(2,454,615)	(1,275,056)	(6,917,910)
Net loss per share – basic and diluted	(0.02)	(0.01)	(0.06)

Working capital (deficit)	(7,413,677)	(7,418,608)	(6,232,527)
Total assets	6,406,003	9,553,495	10,263,706
Total liabilities	11,611,003	12,150,508	11,290,928
Capital stock	30,583,325	30,475,107	30,475,107
Contributed surplus	8,036,990	8,036,990	8,036,990
Equity portion of convertible debentures	-	-	-
Accumulated deficit	(44,478,202)	(41,787,524)	(40,294,989)
Accumulated other comprehensive income	51,999	(24,563)	64,019
Non-controlling interest	600,888	702,977	691,651
Shareholders’ equity (deficiency)	(5,205,000)	(2,597,013)	(1,027,222)

The Company has not declared or paid any dividends in any of its last three fiscal years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian Dollars. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On November 30, 2025, being the last day of November 2025, the exchange rate, based on the daily buying rates, for the conversion of Canadian Dollars into United States Dollars (the “Daily Rate of Exchange”) was $0.7154.

The following table sets out the high and low exchange rates for each of the last six months.

2025	November	October	September	August	July	June

High for period	$0.7151	$0.7175	$0.7277	$0.7276	$0.7361	$0.7368
Low for period	$0.7086	$0.7115	$0.7171	$0.7191	$0.7216	$0.7283

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Daily Rate of Exchange on the last day of each month during the period.

	Year Ended June 30,
	2025	2024	2023	2022	2021
Average for the year	$0.7200	$0.7380	$0.7467	$0.7901	$0.7807

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

(C) ORGANIZATIONAL STRUCTURE

The following table presents the corporate subsidiaries and the respective percentage ownership of the Company (the “Subsidiaries”) as at June 30, 2025:

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

Results of operations

For the Years Ending June 30,	2025		2024		2023
	$		$		$
Revenue		14,249,111		13,797,150		13,594,706
Cost of sales		10,082,903		9,720,238		9,733,113
Expenses		4,371,591		4,718,872		6,341,323
Other expense (income)		1,960,142		383,396		4,404,580
Net loss for year		(2,454,615)		(1,275,056)		(6,917,910)
Net loss per share		(0.02)		(0.01)		(0.06)

Revenue

Revenue for the year ended June 30, 2025 amounted to $14,249,111, as compared to $13,797,150 and $13,594,706, respectively for the years ended June 30, 2024 and 2023. Revenue is primarily related to the cannabis retail operations of the Company in the provinces of Ontario and Manitoba. The increase in the Company’s revenue year over year, despite the closures of the Western Canada stores, was due to the increase in same store sales in its Ontario locations during fiscal 2025.

Cost of Sales and Gross Margin

During the year ended June 30, 2025, the Company’s incurred cost of sales in the amount $10,082,903 and realized gross margin of $4,166,208 (June 30, 2024 – $9,720,238 and $4,076,912, respectively; June 30, 2023 – $9,733,113 and $3,861,593, respectively). The cost of goods sold and respective gross margin was primarily related to its retail operations in Canada. The slight increase in gross margin is due to the closure of its unprofitable stores in Western Canada as discussed above, which resulted in a positive impact on the Company’s gross margin and the Company had a growth in margin from its Ontario retail stores.

Expenses

The Company incurred the following operating expenses over the years ended June 30, 2025, 2024 and 2023:

The overall analysis of the key expenses above is as follows:

Salaries and wages

Salaries and wages for the year ended June 30, 2025 amounted to $1,772,086 (June 30, 2024 - $1,823,978; June 30, 2023 - $2,336,569). The salaries and wages expenses are primarily related to the employees hired for the Company’s retail cannabis operations in Ontario and Manitoba locations. The reduction in the expense period over period is mainly due to reduced salaries and wages expenses from the Company’s Washington operations.

Consulting fees

Consulting fees for the year ended June 30, 2025 amounted to $466,400 (June 30, 2024 - $690,033; June 30, 2023 - $1,005,312). Consulting fees relates to fees accrued for the officers of the Company and other consultants that support the Company. The decrease in consulting fees period over period is mainly related to the reduction of certain month-to-month consulting contracts along with the decrease of officer consulting fees effective January 1, 2025. The CEO and CFO of the Company have agreed to a 50% decrease in its compensation starting January 1, 2025 which is reflected in these results.

Office and general

Office and general for the year ended June 30, 2025 amounted to $691,302 (June 30, 2024 - $516,557; June 30, 2023 - $1,022,545).  Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants along with merchant fees associated with its retail operations. The increase in office and general during the year ended June 30, 2025 in comparison to fiscal 2024 is due to increased repairs and maintenance expenses along with other ancillary expenses.

Leases and utilities

Leases and utilities for the year ended June 30, 2025 amounted to $233,704 (June 30, 2024 - $315,220; June 30, 2023 - $327,331). Lease and utilities expenses are related to the Company’s retail platforms in Ontario, Manitoba and its leased location in Oregon. The decrease in lease and utilities during the year ended June 30, 2025 was due to significantly reduced operational activity at the Company’s Oregon, USA location.

Shareholder information services

Shareholders information services for the year ended June 30, 2025 amounted to $187,342 (June 30, 2024 - $232,127; June 30, 2023 - $231,971). Shareholder information services during the respective periods include director fees, transfer agent fees, other filing fees and investor relation services.

Professional fees

Professional fees for the year ended June 30, 2025 amounted to $181,256 (June 30, 2024 - $198,738; June 30, 2023 - $213,188). Professional fees for during the respective periods comprised of audit and legal fees associated with the Company’s compliance costs as a public entity.

Amortization of right-of-use assets

Amortization of right-of-use assets for the year ended June 30, 2025 amounted to $417,175 (June 30, 2024 - $491,705; June 30, 2023 - $694,730). Amortization relates to the Company’s retail leases entered into for its Ontario, Manitoba and Oregon locations. The decrease is attributed to the impairment of the Oregon right-of-use asset during the year ended June 30, 2025, offset partially by new retail lease renewals that were entered into.

Depreciation

Depreciation for the year ended June 30, 2025 amounted to $313,743 (June 30, 2024 - $318,599; June 30, 2023 - $345,095). Depreciation relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores, and the Company’s property in Washington.

Amortization of licenses

Amortization of licenses for the year ended June 30, 2025 amounted to $108,583 (June 30, 2024 - $131,915; June 30, 2023 - $164,582). Amortization of licenses relates to the amortization of retail cannabis licenses acquired in the prior fiscal periods.

Other Expense (Income)

The Company incurred the following other expense (income) over the years ended June 30, 2025, 2024 and 2023:

The overall analysis of the key other expense (income) above is as follows:

Interest on lease liability

Interest on lease liability for the year ended June 30, 2025 amounted to $263,218 (June 30, 2024 - $332,687; June 30, 2023 - $473,136). Interest on lease liability relates primarily to the Company’s Canadian leases in Ontario and Manitoba and its United States lease in Oregon. The decrease is attributed to the new Oregon lease entered into during the year ended June 30, 2025.

Interest expense

Interest expense for the year ended June 30, 2025 amounted to $245,461 (June 30, 2024 - $244,189; June 30, 2023 - $529,473). Interest expense during the respective periods was primarily in relation to convertible debentures, promissory notes, and mortgages payable.

Other income

Other income for the year ended June 30, 2025 amounted to $55,352 (June 30, 2024 - $183,547; June 30, 2023 - $182,813). Other income is related to miscellaneous revenue earned from the operations.

Foreign exchange (loss) gain

Foreign exchange loss for the year ended June 30, 2025 amounted to $21,453 (June 30, 2024 – gain of $9,933; June 30, 2023 – gain of $49,363). The foreign exchange gains and losses during the respective periods were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Gain on modification of lease

Gain on extinguishment of lease for the year ended June 30, 2025 amounted to $nil (June 30, 2024 - $nil; June 30, 2023 - $52,126). This was related to a modification of a lease during the year ended June 30, 2023.

Impairment of assets

Impairment of assets for the year ended June 30, 2025 amounted to $860,816 (June 30, 2024 - $nil; June 30, 2023 - $1,030,537). Impairment of assets related to the impairment of property and equipment related to the Company’s Oregon, USA and Washington, USA operations.

Impairment of right-of-use assets

Impairment of right-of-use assets for the year ended June 30, 2025 amounted to $828,370 (June 30, 2024 - $nil; June 30, 2023 - $nil). Impairment of right-of-use assets relates to the Company’s Oregon, USA long-term property lease as a result of significantly reduced current and projected operational activity.

Gain on sale of asset

Gain on sale of asset for the year ended June 30, 2025 amounted to $203,824 (June 30, 2024 - $nil; June 30, 2023 - $nil). The gain on sale of asset during the year ended June 30, 2025 is related to the Company’s sale of its land and building in Washington, USA for gross proceeds of $1,705,375 (US $1,250,000) (the “Asset Sale”). As part of the Asset Sale, the Company incurred selling costs in the amount of $139,238 (US $102,058). As a result of the Asset Sale, the Company recorded a gain on the disposition in the amount of $203,824. The proceeds from the Asset Sale were used for payments to extinguish the Company’s mortgage payable and payments towards promissory notes.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at June 30, 2025, the Company had total assets of $6,406,003 (June 30, 2024 - $9,553,495) consisting of the following:

The decrease in total assets from the comparative period was primarily due the sale of the Company’s land and building in Washington, USA, and impairment charges on the Company’s right-of-use assets and leasehold improvements in Oregon, USA.

As at June 30, 2025, the Company had total liabilities of $11,611,003 (June 30, 2024 - $12,150,508) consisting of the following:

The change in liabilities during the comparative periods was primarily related to the repayment of Company’s mortgage payable as a result of the Asset Sale, and the partial repayment of outstanding promissory notes payable.

As at June 30, 2025, the Company had a working capital deficiency of $7,413,677 as compared to a working capital deficiency of $7,418,608 as at June 30, 2024. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all cash flow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Provided by Operating Activities

During the year ended June 30, 2025, the operating activities provided cash in the amount of $1,140,200 as compared to $1,493,629 during the year ended June 30, 2024. These were mainly due to the working capital fluctuations as detailed above.

Cash Provided By Investing Activities

Cash provided by investing activities during the year ended June 30, 2025 amounted to $1,548,933 as compared to $52,960 during the year ended June 30, 2024. Cash provided by investing activities related to the asset sale, which generated gross proceeds of $1,565,614, offset by the additions of leasehold improvements for an Ontario retail location in the amount of $16,681.

Cash Used in Financing Activities

Cash used in financing activities amounted to $2,510,884 during the year ended June 30, 2025 as compared to $1,096,506 during the year ended June 30, 2024. Financing activities during the year ended June 30, 2025 related to repayments of mortgage payable and promissory notes, dividends issued to non-controlling interest shareholders, and payment of lease liabilities. In the comparative period, financing activities related to the payment of lease liabilities, repayments of mortgage payable, dividends issued to non-controlling interest shareholders and proceeds received from other deposit.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years ended 2025, 2024 and 2023.

(D)  TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than the nature of the business (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2025, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

As at June 30, 2025, the Company did not have any key contractual obligations other than the leases entered into through its retail operations.

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

2. Statement of Executive Compensation

The following table and accompanying notes set forth all compensation expensed by the Company to all persons who served as the Company’s Directors and Officers during the fiscal year ended June 30, 2025. The information is provided for the fiscal years ended 2025, 2024 and 2023.

Name and principal position	Year	Salary (CAD $)	Share-based awards (CAD $)	Option- based awards (CAD $)	Non-equity incentive plan compensation (CAD $)		Pension value (CAD $)	All other compensation (CAD $)	Total compensation (CAD $)
					Annual incentive plans	Long- term incentive plans
Thomas M, Turner, Jr., Chairman and Chief Executive Officer	2025 2024 2023	180,000 240,000 240,000	- - -	- - -	- - -	- - -	- - -	- - -	180,000 240,000 240,000
Ashish Kapoor, Chief Financial Officer and Corporate Secretary	2025 2024 2023	180,000 240,000 240,000	- - -	- - -	- - -	- - -	- - -	- - -	180,000 240,000 240,000
Jakob Ripshtein, Director	2025 2024 2023	42,000 60,000 60,000	- - -	- - -	- - -	- - -	- - -	- - -	42,000 60,000 60,000
Benjamin Higham, Director	2025 2024 2023	42,000 60,000 60,000	- - -	- - -	- - -	- - -	- - -	- - -	42,000 60,000 60,000
Dale Rasmussen, Director	2025 2023 2022	42,000 60,000 60,000	- - -	- - -	- - -	- - -	- - -	- - -	42,000 60,000 60,000

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

(E) SHARE OWNERSHIP

The Company had the following plans as at June 30, 2025 and the date of this Annual Report:

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all warrants held by such persons as at June 30, 2025:

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

There were 109,803,459 Common Shares issued and outstanding as at June 30, 2025 and 109,803,459 common shares issued and outstanding as at the date of this Annual Report. There were no stock options issued and outstanding as at June 30, 2025 and no stock options issued and outstanding as at the date of this Annual Report. There were no share purchase warrants issued and outstanding as at June 30, 2025 and as at the date of this Annual Report.

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

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of our common shares as at June 30, 2025. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of Shareholder	No. of Shares Held	% of Issued Shares

Southshore Capital Partners, LP	2,947,523	2.68%
T3 Research, LLC	2,947,523	2.68%

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

(B) RELATED PARTY TRANSACTIONS

Related party transactions as at and for the years ended June 30, 2025, 2024 and 2023 and the balances as at those dates, not disclosed elsewhere in these consolidated financial statements are as follows:

a)

During the year ended June 30, 2025, the Company expensed $486,000 (June 30, 2024 – $660,000; June 30, 2023 – $660,000), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at June 30, 2025, the Company had fees payable to officers and directors of the Company of $3,682,687 (June 30, 2024 – $3,222,517).

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

ITEM 8 - FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Information regarding our consolidated financial statements and other financial information is contained under the caption “Item 18. Financial Statements” below.

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

As at the date of the Annual Report, the Company has not been served with a lawsuit related to this Complaint.

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

Date	High ($)	Low ($)	Volume
November, 2025	0.045	0.025	153,416
October, 2025	0.055	0.025	1,226,753
September, 2025	0.080	0.055	8,000
August, 2025	0.080	0.055	42,602
July, 2025	0.070	0.045	62,900
June, 2025	0.060	0.055	223,219
May, 2025	0.150	0.060	29,817
April, 2025	0.150	0.065	40,988
March, 2025	0.230	0.085	19,982
February, 2025	0.085	0.030	180,000
January, 2025	0.060	0.040	75,990
December, 2024	0.075	0.040	89,000

The following table sets forth the reported high and low prices and the trading volume of the Common Shares on the OTCQB marketplace for each month for the twelve (12) months prior to the date of this Annual Report.

Date	High (USD $)	Low (USD $)	Volume
November, 2025	0.04	0.01	469,500
October, 2025	0.05	0.01	904,900
September, 2025	0.07	0.03	262,400
August, 2025	0.07	0.04	215,600
July, 2025	0.07	0.03	467,900
June, 2025	0.06	0.04	605,600
May, 2025	0.09	0.05	433,900
April, 2025	0.12	0.04	295,400
March, 2025	0.09	0.04	535,700
February, 2025	0.06	0.02	1,402,700
January, 2025	0.05	0.03	413,000
December, 2024	0.06	0.01	483,300

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

Passive Foreign Investment Company

We generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if we are not publicly traded and either is a “controlled foreign corporation” or makes an election).  ”Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2025:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2025, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2025, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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

Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2025.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of International Financial Reporting Standards as issued by the International Accounting Standards Board. It is our management’s responsibility to establish and maintain adequate internal control over financial reporting for the Company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set for the by the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 COSO”). Based on the Company’s evaluation and the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as at June 30, 2025 based on the 2013 COSO framework criteria. Management has identified control deficiencies regarding the: (i) lack of segregation of duties; (ii) reliance on independent consultants for review of critical accounting areas and disclosures; and (iii) lack of sufficient financial and personnel resources to design, document and effectuate internal controls over financial reporting. Management of the Company believes that these material weaknesses are due to the small size of the Company’s accounting staff. The small size of the Company’s accounting staff may prevent adequate controls in the future, such as segregation of duties, due to the cost/benefit of such remediation. To mitigate the current limited resources and limited staff, the Company relies heavily on direct management oversight of transactions, along with the use of legal and accounting professionals. As the Company grows, the number of employees is expected to increase, which will enable the Company to implement adequate segregation of duties within the internal control framework.

These control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to the Company’s consolidated financial statements may not be prevented or detected on a timely basis. Accordingly, the Company has determined that these control deficiencies as described above together constitute a material weakness.

In light of these material weaknesses, the Company performed additional analyses and procedures in order to conclude that its consolidated financial statements for the year ended June 30, 2025 included in this Annual Report on Form 20-F were fairly stated in accordance with the accounting principles generally accepted in Canada. Accordingly, management believes that despite the Company’s material weaknesses, its consolidated financial statements for the year ended June 30, 2025 are fairly stated, in all material respects, in accordance with the accounting principles generally accepted in Canada.

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

C. Changes in Internal Controls

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended June 30, 2025 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended June 30, 2025 the audit committee consisted of four directors, all of whom would be qualified as an audit committee financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The background of the directors is described under Item 6(A) Directors and senior management.

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

ITEM 16C PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal years ended:

	June 30, 2025	June 30, 2024

Audit Fees	$90,000	$90,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by the auditors.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 13, 2025, the Company’s Board of Directors and Audit Committee requested that DNTW Toronto LLP (the “Former Auditor”) resign as the Company’s auditor to facilitate the appointment of Horizon Assurance LLP (the “Successor Auditor”) as the Company’s new auditor until the next annual general meeting, effective immediately on the date thereof. The Company’s Successor Auditor appointment became effective November 7, 2025.

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

These Consolidated Financial Statements of the Company have been prepared in Canadian Dollars in accordance with IFRS Accounting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. For a history of exchange rates in effect for Canadian Dollars as against United States Dollars, see Item 3(A) Exchange Rates of this Annual Report.

ITEM 19 - EXHIBITS

(a) Financial Statements -

CordovaCannCorp.

Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CordovaCann Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of CordovaCann Corp. (the “Company”) as of June 30, 2025, and the related consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

219 - 7100 Woodbine Ave., Markham, ON L3R 5J2	info@horizonllp.ca	www.horizonllp.ca

Impairment of Intangible Assets

Critical Audit Matter Description

We draw attention to Notes 11 to the financial statements. Management tests its intangible assets for impairment on an annual basis. No impairment loss was recognized for the intangible asset – Starbuds trade name for the year ended June 30, 2025. When performing impairment tests, the Company uses judgment in estimating the recoverable values of the cash-generating units (“CGUs”) and uses value in use valuation models that consider various factors and assumptions including forecasted cash flows, revenue growth rates, royalty rate and discount rates. The use of different assumptions and estimates could influence the valuation of intangible assets and the determination of impairment. The recoverable amount of the CGUs is estimated based on an assessment of their value in use by using a discounted cash flow approach. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The Company has made certain assumptions in determining the cash flow projections. Key assumptions include revenue growth rates, royalty rate and discount rates.

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

How the Critical Audit Matter Was Addressed in the Audit

The following among others are the primary procedures we performed to address this critical audit matter:

•	We assessed the reasonableness of projected growth rates and cash flows by comparing the Company’s projection to Company’s subsequent performance and current industry, market, and economic trends while also considering changes in the Company’s business model.
•	We evaluated the appropriateness of management’s recoverability test and impairment loss measurement.
•	We performed sensitivity analysis on the assumptions used to assess the impact of the discount rate estimated, and to evaluate the changes in the fair value of the intangible asset.
•	We developed an independent expectation of impairment loss amount to assess the reasonableness of management’s amount.

We have served as the Company’s auditor since 2025.

Horizon Assurance LLP
December 17, 2025	Chartered Professional Accountant
Markham, Ontario	Licensed Public Accountant

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

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

October 28, 2024

CordovaCann Corp.

Consolidated Statements of Financial Position

As at June 30, 2025 and 2024 (Expressed in Canadian Dollars)
		June 30, 2025	June 30, 2024
As at	Note	$	$
ASSETS
Current
Cash and cash equivalents		598,203	552,467
Accounts receivable		26,116	50,582
Sales tax receivable		18,584	31,680
Prepaid expenses and deposits		64,990	186,979
Inventory	6	1,026,660	931,877
Total current assets		1,734,553	1,753,585
Property and equipment, net	7	142,010	2,632,505
Right-of-use assets	8	1,431,101	1,960,483
Intangible assets	9	3,098,339	3,098,339
Licenses	10	-	108,583
Total assets		6,406,003	9,553,495
LIABILITIES
Current
Accounts payable and accrued liabilities		6,466,518	5,774,417
Income taxes payable		112,655	75,588
Contract liability	12	35,860	53,927
Lease liabilities	13	317,182	435,276
Convertible debentures	16	1,190,768	1,176,856
Promissory notes payable	14	1,025,247	1,620,273
Mortgage payable	11	-	35,856
Total current liabilities		9,148,230	9,172,193
Mortgage payable	11	-	906,344
Contract liability	12	-	36,049
Lease liabilities	13	2,462,773	2,035,922
Total liabilities		11,611,003	12,150,508
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	15	30,583,325	30,475,107
Contributed surplus		8,036,990	8,036,990
Accumulated deficit		(44,478,202)	(41,787,524)
Accumulated other comprehensive income		51,999	(24,563)
Total shareholders' equity (deficiency) attributable to CordovaCann Corp.		(5,805,888)	(3,299,990)
Non-controlling interests		600,888	702,977
Total equity		(5,205,000)	(2,597,013)
Total liabilities and shareholders' equity		6,406,003	9,553,495

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 19)

Related party transactions (Note 20)

Approved on behalf of the Board:

“Dale Rasmussen”, Director	“Thomas M. Turner, J r.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended June 30, 2025, 2024, and 2023

(Expressed in Canadian Dollars)
	Note	2025 $	2024 $	2023 $
Revenue		14,249,111	13,797,150	13,594,706
Cost of sales		(10,082,903)	(9,720,238)	(9,733,113)
Gross profit		4,166,208	4,076,912	3,861,593
Expenses
Salaries and wages		1,772,086	1,823,978	2,336,569
Consulting fees		466,400	690,033	1,005,312
Office and general		691,302	516,557	1,022,545
Leases and utilities		233,704	315,220	327,331
Shareholders information services		187,342	232,127	231,971
Professional fees		181,256	198,738	213,188
Amortization of right-of-use assets	8	417,175	491,705	694,730
Depreciation	7	313,743	318,599	345,095
Amortization of licenses	10	108,583	131,915	164,582
		4,371,591	4,718,872	6,341,323
Loss before other income (expense)		(205,383)	(641,960)	(2,479,730)

Interest on lease liability	13	(263,218)	(332,687)	(473,136)
Interest expense	11,13,16	(245,461)	(244,189)	(529,473)
Other income		55,352	183,547	182,813
Foreign exchange (loss) gain		(21,453)	9,933	49,363
Accretion expense	13,16	-	-	(26,741)
Loss on convertible debentures	16	-	-	(218,567)
Impairment of assets	7	(860,816)	-	(1,030,537)
Impairment of right-of-use assets	8	(828,370)	-	-
Impairment of intangible assets	9	-	-	(2,145,628)
Gain on modification of lease	8,13	-	-	52,126
Allowance for loan receivable		-	-	(264,800)
Gain on sale of asset	7	203,824	-	-
Loss before income tax expense		(2,165,525)	(1,025,356)	(6,884,310)
Current	23	(289,090)	(256,000)	(48,720)
Deferred	23	-	6,300	15,120
Net loss		(2,454,615)	(1,275,056)	(6,917,910)
Net loss per share - basic and diluted		(0.02)	(0.01)	(0.06)
Weighted average number of outstanding common shares - basic and diluted		109,784,517	109,502,853	109,502,853

Net loss		(2,454,615)	(1,275,056)	(6,917,910)
Foreign exchange translation adjustment		76,562	(88,582)	(6,054)
Comprehensive loss		(2,378,053)	(1,363,638)	(6,923,964)

Net income (loss) attributable to:
CordovaCann Corp.		(2,690,678)	(1,492,535)	(6,884,668)
Non-controlling interests		236,063	217,479	(33,242)

Comprehensive income (loss) attributable to:
CordovaCann Corp.		(2,614,116)	(1,581,117)	(6,890,722)
Non-controlling interests		236,063	217,479	(33,242)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp.

Consolidated Statements of Changes in Equity (Deficiency)

For the Years Ended June 30, 2025, 2024, and 2023

(Expressed in Canadian Dollars)
	Note	Number of Common Shares #	Share Capital $	Contributed Surplus $	Equity Portion of Convertible Debentures $	Accumulated Deficit $	Accumulated Other Comprehensive Income $	Non-controlling interests $	Shareholders' Equity (Deficiency) $
Balance, June 30, 2022		109,502,853	30,475,107	8,036,990	689,645	(33,410,321)	70,073	724,893	6,586,387
Interest on convertible debentures	16	-	-	-	123,338	-	-	-	123,338
Extinguishment of equity portion of convertible debentures	16	-	-	-	(812,983)	-	-	-	(812,983)
Foreign currency translation adjustment		-	-	-	-	-	(6,054)	-	(6,054)
Net loss for the year		-	-	-	-	(6,884,668)	-	(33,242)	(6,917,910)
Balance, June 30, 2023		109,502,853	30,475,107	8,036,990	-	(40,294,989)	64,019	691,651	(1,027,222)
Dividend paid to NCI	5	-	-	-	-	-	-	(206,153)	(206,153)
Foreign currency translation adjustment		-	-	-	-	-	(88,582)	-	(88,582)
Net income (loss) for the year		-	-	-	-	(1,492,535)	-	217,479	(1,275,056)
Balance, June 30, 2024		109,502,853	30,475,107	8,036,990	-	(41,787,524)	(24,563)	702,977	(2,597,013)
Shares issued for conversion of convertible debentures	15,16	300,606	108,218	-	-	-	-	-	108,218
Dividend paid to NCI	5	-	-	-	-	-	-	(338,152)	(338,152)
Foreign currency translation adjustment		-	-	-	-	-	76,562	-	76,562
Net income (loss) for the year		-	-	-	-	(2,690,678)	-	236,063	(2,454,615)
Balance, June 30, 2025		109,803,459	30,583,325	8,036,990	-	(44,478,202)	51,999	600,888	(5,205,000)

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCannCorp.

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2025, 2024, and 2023

(Expressed in Canadian Dollars)
	2025 $	2024 $	2023 $
Operating activities
Net loss for the year	(2,454,615)	(1,275,056)	(6,917,910)
Adjusted for non-cash items:
Amortization of right-of-use assets	417,175	491,705	694,730
Depreciation	313,743	318,599	345,095
Amortization of licenses	108,583	131,915	164,582
Interest on lease liability	263,218	332,687	473,136
Interest expense	245,461	244,189	529,473
Foreign exchange loss (gain)	21,453	(9,933)	(49,363)
Accretion expense	-	-	26,741
Loss on convertible debentures	-	-	218,567
Income taxes expense	289,090	256,000	48,720
Deferred tax recovery	-	(6,300)	(15,120)
Impairment of assets	860,816	-	1,030,537
Impairment of right-of-use assets	828,370
Impairment of intangible assets	-	-	2,145,628
Allowance for loan receivable	-	-	264,800
Gain on sale of asset	(203,824)	-	-
Gain on extinguishment of lease	-	-	(52,126)

Changes in non-cash working capital items:
Accounts receivable	24,466	(3,380)	34,101
Prepaid expenses and deposits	121,989	22,514	(87,777)
Inventory	(94,783)	(12,396)	(195,528)
Accounts payable and accrued liabilities	692,101	1,174,060	1,043,185
Harmonized sales tax payable (receivable)	13,096	(65,303)	76,273
Income taxes payable	(252,023)	(56,730)	(183,699)
Contract liability	(54,116)	(48,942)	(46,778)
Cash provided by (used in) operating activities	1,140,200	1,493,629	(452,733)

Investing activities
Additions to property and equipment	(16,681)	-	(761,937)
Proceeds from disposal of property and equipment	1,565,614	-	-
Repayment of deposit received	-	52,960	53,059
Cash provided by (used in) investing activities	1,548,933	52,960	(708,878)

Financing activities
Repayment of promissory notes	(608,478)	(6,776)	(272,194)
Proceeds from issuance of promissory notes	-	-	1,272,715
Repayment of mortgage payable	(914,518)	(124,901)	(206,849)
Proceeds from refinanced mortgage payable	-	-	95,485
Payment of lease liabilities	(649,736)	(758,676)	(1,023,517)
Payment of dividends to non-controlling interest shareholders	(338,152)	(206,153)	-
Cash used in financing activities	(2,510,884)	(1,096,506)	(134,360)

Effect of exchange rate changes on cash	(132,513)	(317,437)	(32,684)

Net increase (decrease) in cash and cash equivalents	45,736	132,646	(1,328,655)
Cash and cash equivalents, beginning of year	552,467	419,821	1,748,476
Cash and cash equivalents, end of year	598,203	552,467	419,821

Cash and cash equivalents consist of:
Cash	598,203	552,467	248,416
Restricted cash	-	-	171,405

The accompanying notes are an integral part of these consolidated financial statements.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

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

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $2,378,053 (June 30, 2024– $1,363,638; June 30, 2023 – $6,923,964) during the year ended June 30, 2025 and has a total accumulated deficit of $44,478,202 (June 30, 2024 – $41,787,524) as at June 30, 2025. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has stable profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

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

These consolidated financial statements were authorized for issuance by the Board of Directors on October 28th, 2025.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

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

Cash and cash equivalents

Cash consists of bank balances and cash held in trust. Cash equivalents consist of short-term deposits with original maturities of three months or less. As at June 30, 2025 and 2024, there were no cash equivalents.

Inventories

Inventories for finished cannabis goods are initially valued at cost, and subsequently at the lower of cost and net realizable value. Cost is determined using the average costing method. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Company reviews inventory for obsolete, redundant and slow- moving goods and any such inventories identified are written down to net realizable value.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

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

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or "CGU").

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued by the IASB in April 2024 and will replace the standards and interpretations in IAS 1 – Presentation of Financial Statements. IFRS 18 will streamline the requirements for the presentation and disclosure of information in general purpose financial statements to help ensure that they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income, and expenses. IFRS 18 will be applied to annual reporting periods beginning on or after January 1, 2027. The Company has not early adopted these amendments.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

4. MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

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

Share-based payment transactions

The Company measures the cost of equity-settled transactions with goods and services received by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share- based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and valuation models used for estimating fair value for share-based payment transactions are disclosed in Note 17 and Note 18.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

4. MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

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

During the year ended June 30, 2025, 273 Ontario paid dividends in the amount of $855,000, of which $338,152 was paid to the minority shareholders of 273 Ontario.

6. INVENTORY

The Company’s inventory includes purchased products. The Company’s purchased inventory during the year end June 30, 2025 amounted to $10,082,903 (June 30, 2024 – $9,720,238; June 30, 2023 – $9,733,113). The Company’s inventory as at June 30, 2025 amounted to $1,026,660 (June 30, 2024 – $931,877).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	Land	Building	Leasehold improvements	Machinery and equipment	Computer equipment	Furniture and fixtures	Total
	$	$	$	$	$	$	$
Cost
As at June 30, 2023	430,750	1,082,145	1,278,305	327,206	134,772	432,948	3,686,126
Additions (disposals)	-	-	-	-	-	-	-
Translation adjustment	14,543	28,593	24,999	11,046	-	-	79,181
As at June 30, 2024	445,293	1,110,738	1,303,304	338,252	134,772	432,948	3,765,307
Additions (disposals)	(445,293)	(1,107,168)	16,681	-	-	-	(1,535,780)
Impairment charge	-	-	(780,401)	(344,851)	-	-	(1,125,252)
Translation adjustment	-	-3,570	14,932	6,599	-	-	17,961
As at June 30, 2025	-	-	554,516	-	134,772	432,948	1,122,236

Accumulated depreciation
As at June 30, 2023	-	(112,114)	(287,179)	(120,024)	(115,836)	(170,110)	(805,263)
Depreciation	-	(43,992)	(119,040)	(66,983)	(14,352)	(74,232)	(318,599)
Translation adjustment	-	(4,221)	-	(4,719)	-	-	(8,940)
As at June 30, 2024	-	(160,327)	(406,219)	(191,726)	(130,188)	(244,342)	(1,132,802)
Depreciation	-	(45,296)	(120,708)	(68,970)	(4,537)	(74,232)	(313,743)
Disposals		208,755	-	-	-	-	208,755
Impairment charge	-	-	-	264,436	-	-	264,436
Translation adjustment	-	(3,132)	-	(3,740)	-	-	(6,872)
As at June 30, 2025	-	-	(526,927)	-	(134,725)	(318,574)	(980,226)

Net book value ($)
As at June 30, 2023	430,750	970,031	991,126	207,182	18,936	262,838	2,880,863
As at June 30, 2024	445,293	950,411	897,085	146,526	4,584	188,606	2,632,505
As at June 30, 2025	-	-	27,589	-	47	114,374	142,010

During the year ended June 30, 2025, the Company:

•	sold its land and building in Washington, USA for gross proceeds of $1,705,375 (US $1,250,000) (the “Asset Sale”). As part of the Asset Sale, the Company incurred selling costs in the amount of $139,238 (US $102,058). As a result of the Asset Sale, the Company recorded a gain on the disposition in the amount of $203,824. The proceeds from the Asset Sale were used for payments to extinguish the Company’s mortgage payable and payments towards promissory notes;
•	had impairment charges related to equipment in Washington, USA in the amount of $80,415, as a result of the Asset Sale as the equipment was no longer usable by the Company;
•	had impairment charges related to the leasehold improvements in Oregon, USA in the amount of $780,401, as a result of significantly reduced current and projected operational activity in the Company’s facility in Damascus, Oregon, USA; and
•	During the year ended June 30, 2025, the Company incurred a depreciation expense in the amount of $313,743 (June 30, 2024 – $318,599; June 30, 2023 – $345,095).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

8. RIGHT-OF-USE ASSETS

Right-of-use assets consists of the following:

$
Balance, June 30, 2023	2,395,049
Additions during the year	-
Depreciation for the year	(491,705)
Foreign exchange translation	57,139
Balance, June 30, 2024	1,960,483
Additions (disposals) during the year	706,974
Impairments during the year	(828,370)
Depreciation for the year	(417,175)
Foreign exchange translation	9,189
Balance, June 30, 2025	1,431,101

Leased properties are amortized over the terms of their respective leases.

During the year ended June 30, 2025, the Company amended the lease for its property located in Damascus, Oregon. As a result of the modification to the leases term, management remeasured the lease liability and adjusted the corresponding right-of-use asset accordingly.

During the year ended June 30, 2025, the Company’s right-of-use asset related to it’s Damascus, Oregon, USA lease was determined to be impaired as a result of the significantly reduced current and projected operational activity.

During the year ended June 30, 2025, the Company entered into lease extensions related to some of its existing Ontario retail locations, resulting in additions during the year.

9. INTANGIBLE ASSETS

The Company’s intangible assets relate to the brand name acquired from Star Buds International Inc. This intangible asset was determined to be an indefinite life intangible asset.

No additions, disposals, amortization or impairment were recorded in relation to these intangible assets during the year ended June 30, 2025 and 2024.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

10. LICENSES

$
Cost
As at June 30, 2023	710,911
Additions (disposals)	-
As at June 30, 2024	710,911
Additions (disposals)	-
As at June 30, 2025	710,911

Accumulated amortization
As at June 30, 2023	(470,413)
Amortization	(131,915)
As at June 30, 2024	(602,328)
Amortization	(108,583)
As at June 30, 2025	(710,911)

Net book value ($)
As at June 30, 2023	240,498
As at June 30, 2024	108,583
As at June 30, 2025	-

During the year ended June 30, 2025, amortization expense in relation to these licenses amounted to $108,583 (June 30, 2024 – $131,915; June 30, 2023 – $164,582).

11. MORTGAGE PAYABLE

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

11. MORTGAGE PAYABLE (continued)

During the year ended June 30, 2025, the Company sold its land and building in Washington, USA, and as a result of the Asset Sale (Note 7), the entirety of Washington Mortgage was repaid.

As at June 30, 2025, the amount outstanding under the Washington Mortgage amounted to $nil (June 30, 2024 – $942,200). During the year ended June 30, 2025, the current portion of the Washington Mortgage amounted to $nil (June 30, 2024 – $35,856) and the long-term amounted to $nil (June 30, 2024 – $906,344). Total interest expense in relation to the Washington Mortgage amounted to $105,920 during the year ended June 30, 2025 (June 30, 2024 – $92,685; June 30, 2023 – $187,113).

12. CONTRACT LIABILITY

The Company’s contract liability is deferred revenue which relates to revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) which amounted to $35,860 (June 30, 2024 – $89,976) as at June 30, 2025. Details of the Company’s contract liability is noted as follows:

	June 30, 2025	June 30, 2024
Opening balance	$89,976	$138,918
Additions	-	-
Changes in exchange rates	1,178	4,072
Revenue recognized from contract liability	(55,294)	(53,014)
Ending balance	$35,860	$89,976
Current portion	$35,860	$53,927
Long-term portion	-	36,049

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

13. LEASE LIABILITIES

The following table represents the lease obligations for the Company as at June 30, 2025:

$
Balance, June 30, 2023	2,824,493
Additions during the year	-
Interest expense	335,184
Lease payments	(758,676)
Foreign exchange translation	70,197
Balance, June 30, 2024	2,471,198
Additions (disposals) during the period	706,974
Interest expense	263,218
Lease payments	(649,736)
Foreign exchange translation	(11,699)
Balance, June 30, 2025	2,779,955

The Company’s net additions (disposals) are the result of modification of the lease term for its property located in Damascus, Oregon and the lease extensions related to some of its existing Ontario retail locations (Note 8).

Allocated as:

	June 30, 2025 $	June 30, 2024 $
Current	317,182	435,276
Long-term	2,462,773	2,035,922
Total	2,779,955	2,471,198

The following table presents the contractual undiscounted cash flows for lease obligations as at June 30, 2025:

$
Less than one year	610,514
One to five years	2,027,316
More than five years	1,587,427
Total undiscounted lease obligation	4,225,257

During the year ended June 30, 2025, the Company had a lease with a term less than 12 months and recorded $nil (June 30, 2024 – $77,990; June 30, 2023 –$95,713) of rent expense attributed to short-term leases.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

14. PROMISSORY NOTES PAYABLE

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

As at June 30, 2025, the value of these promissory notes amounted to $405,854 (June 30, 2024 – $388,443). Interest in the amount of $17,411 (June 30, 2024 – $17,410; June 30, 2023 – $16,905) was recorded during the year ended June 30, 2025.

These promissory notes are in default and due on demand. In addition, the Company has an outstanding litigation with the holder of this promissory note (Note 19).

Demand Notes

During the year ended June 30, 2023, the Company issued demand notes (the “2023 Demand Notes”) in the aggregate amount of $1,257,800 (US $950,000) with fixed interest amounts and maturity dates between October 2022 to February 2023. $198,600 (US $150,000) of principal repayments and $50,239 (US $37,500) of interest repayments were made in cash during the year ended June 30, 2023.

The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500). There were no interest and administrative fees charged on the 2023 Demand Notes during the years ended June 30, 2025 and 2024. A principal repayment of US $5,000 was made during the year ended June 30, 2024. Principal repayments of US $445,000 and US $1,000 of payments towards interest, respectively, were made during the year ended June 30, 2025.

As at June 30, 2025, the outstanding principal amount of the 2023 Demand Notes amounted to $477,505 (US $350,000) (June 30, 2024 - $1,088,116 (US $795,000)) and the outstanding accrued interest amounted to $141,887 (US $104,000) (June 30, 2024 - $143,714 (US $105,000)).

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

14. PROMISSORY NOTES PAYABLE (continued)

Included in the aggregate amount of 2023 Demand Notes is the principal amount of $136,430 (US $100,000) (June 30, 2024 – $136,870 (US $100,000)) and accrued interest of $20,465 (US $15,000) (June 30, 2024 -$20,531 (US $15,000)) to the Chief Executive Officer and Chairman of the Company. These amounts have not been repaid to the respective related party and remain outstanding. The 2023 Demand Notes have matured and are in default.

15. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares. During the year ended June 30, 2025, the Company had the following common share transactions:

-

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares (Note 16).

The Company did not have any common share transactions during the years ended June 30, 2024.

16. CONVERTIBLE DEBENTURES

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

16.  CONVERTIBLE DEBENTURES (continued)

On May 31, 2022, the Debenture Units of Series A-1 were converted into the Convertible Debentures Series A- 2 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-2. As a result of the transfer, a loss in the amount of $99,635 was recorded.

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

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

16. CONVERTIBLE DEBENTURES (continued)

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares (Note 15).

During the year ended June 30, 2025, interest expense of $122,130 was recorded in relation to these convertible debentures (June 30, 2024 – $134,093; June 30, 2023 – $134,551). As at June 30, 2025, the outstanding principal amount of the convertible debentures amounted to $814,200 (June 30, 2024 – $897,000) and the outstanding accrued interest amounted to $376,568 (June 30, 2024 - $279,856).

17. OPTIONS

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

As at June 30, 2025 and June 30, 2024, there were no stock options issued and outstanding.

During the years ended June 30, 2025, 2024 and 2023, the Company expensed $nil of the fair value of the stock options.

18. WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2023	10,097,379	0.65	0.58
Expired	(10,097,379)	0.65	-
June 30, 2024	-	$-	-
Expired	-	$-	-
June 30, 2025	-	$-	-

During the year ended June 30, 2024:

•	10,097,379 common share purchase warrants expired, unexercised.

During the year ended June 30, 2025, the Company expensed $nil (June 30, 2024 – $nil; June 30, 2023 – $nil), in the fair value of warrants.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

19. COMMITMENTS AND CONTINGENCIES

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

(b) Contingencies

(i) During the year ended June 30, 2023, the Company was identified as a defendant along with three other defendants (the “Other Defendants”) to a complaint in the Orange County Superior Court of California and for the State of California (the “Complaint”). The Complaint contains five causes of actions by the plaintiff (the “Plaintiff”), but only one of those causes of action, for injunctive relief, is asserted against the Company. The Complaint involves claims by the Plaintiff that at the request of the Other Defendants, the Plaintiff guaranteed a loan to acquire lab equipment for the benefit of the Other Defendants in the amount of $251,793. The Complaint claims that the Other Defendants failed to pay off the subject loan and converted the equipment, depriving the Plaintiff of the ability to foreclose and receive repayment. The cause of action for injunctive relief against the Company (as well as the Other Defendants) requests that the court issue an order setting forth title and control to the equipment. The Company currently leases this equipment from the Other Defendants. The Company has not been served the Complaint and there is no claim for damages against the Company presently in the Complaint.

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

(ii) On November 1, 2024, the Company became aware of a lawsuit filed in the Ontario Superior Court of Justice on September 26, 2024, by 10330698 Canada Inc. (“1033 Canada”), claiming approximately $1,900,000 (the “Claim”). The Company and other defendants were not properly served, and the Claim was filed without representation by a licensed lawyer, as required by Rule 15.01(2) of the Rules of Civil Procedure under the Courts of Justice Act.

On November 19, 2024, the Company preemptively filed a statement of defence, denying the allegations in the Claim and asserting that the Claim lacks merit. Additionally, the Company filed a counterclaim against 1033 Canada for breach of contract, seeking $800,000 in damages for unexpected liabilities and losses incurred due to misrepresentation by 1033 Canada. On December 20, 2024, 1033 Canada filed a Reply and Defence to Counterclaim in response to the Company's counterclaim.

As disclosed in Note 14, the Company has outstanding promissory notes with 1033 Canada.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

19. COMMITMENTS AND CONTINGENCIES (continued)

As of the date of these consolidated financial statements, it is premature and impractical to determine the likelihood of the outcome of the legal proceedings, the potential inflow or outflow of economic benefits, or to estimate any related amounts. Accordingly, no adjustments have been made to the Company’s consolidated financial statements in relation to this Claim.

20. RELATED PARTY TRANSACTIONS

Related party transactions as at and for the year ended June 30, 2025 and 2024 and the balances as at those dates, not disclosed elsewhere in these consolidated financial statements are as follows:

a) During the year ended June 30, 2025, the Company expensed $486,000 (June 30, 2024 – $660,000; June 30, 2023 – $660,000), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b) As at June 30, 2025, the Company had fees payable to officers and directors of the Company of $3,682,687 (June 30, 2024 – $3,222,517).

21.   FINANCIAL INSTRUMENTS AND RISK FACTORS

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

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2025:

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

21.   FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

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

As at June 30, 2025, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2025, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investments in other listed public companies, and therefore it is not subject to any significant stock market price risk.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

22. CAPITAL MANAGEMENT

The Company’s definition of capital includes all components of shareholders’ equity (deficiency) excluding non-controlling interest. As at June 30, 2025, the Company’s capital amounted to a deficiency of $5,805,888 (June 30, 2024 – $3,299,990). The Company’s objectives when managing capital are as follows:

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

23. INCOME TAXES Canadian

Income Taxes

The major factors that cause variations from the Company’s combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2025 $	June 30, 2024 $	June 30, 2023 $
Loss from Canadian operations	(45,717)	(368,295)	(6,003,524)
Combined Canadian statutory income tax rates	27.60%	26.64%	26.50%
Income tax recovery at statutory rates	(12,616)	(98,121)	(1,590,934)
Other	52,757	41,922	951,226
Unrecognized benefit of non-capital losses	248,949	305,899	673,308
Provision for income taxes, net of (recovery)	289,090	249,700	33,600

Comprised of:

Current income tax	289,090	256,000	48,720
Deferred tax recovery	-	(6,300)	(15,120)

Deferred Income Taxes

Deferred income tax assets

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30,	June 30,	June 30,
	2025	2024	2023
Amounts related to tax loss carry forwards	21,600,000	20,700,000	19,543,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Deferred income tax liabilities

The Company does not have any deferred tax liabilities as at June 30, 2025 and 2024.

CordovaCann Corp. Notes to the Consolidated Financial Statements For the Years Ended June 30, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

23. INCOME TAXES (continued)

Non-capital Losses

As at June 30, 2025, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $21,600,000 which may be applied against future Canadian taxable income and expire between 2026-2045. No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

The net operating losses for these years will not be available to reduce future taxable income until the returns are filed.

United States

Income Taxes

The major factors that cause variations from the Company’s combined United States federal and state level income tax rates were the following:

	June 30, 2025 $	June 30, 2024 $	June 30, 2023 $
Loss from US operations	(2,104,382)	(657,061)	(880,786)
Combined federal and state level taxes	27.69%	28.14%	28.58%
Expected income tax payable (recovery)	(582,707)	(184,924)	(251,765)
Temporary difference, equipment	526,371	55,579	98,360
Other	-	-	-
Unrecognized benefit of non-capital losses	56,336	129,345	153,405
Provision for income taxes	-	-	-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following United States deductible temporary differences:

	June 30,	June 30,	June 30,
	2025	2024	2023
Amounts related to tax loss carry forwards	$2,793,000	$2,597,000	$2,142,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Non-capital Losses

As at June 30, 2025, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $2,793,000 which may be applied against future United States taxable income and expire between 2038-2045. No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

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

59

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

60

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this January 30, 2026.

CORDOVACANN CORP.

By:	/s/ Ashish Kapoor
Name: Ashish Kapoor
Title: Chief Financial Officer

61

CordovaCann Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2025

Prepared as at October 28th, 2025

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

Management’s Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. for the year ended June 30, 2025 should be read in conjunction with the annual audited consolidated financial statements for the year ended June 30, 2025. The Company’s financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”).

All dollars referred to herein are expressed in Canadian dollars except where indicated otherwise.

This management discussion and analysis is prepared by management as at October 28th, 2025.

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

Important factors that could cause the actual results to differ materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” above. The Company’s forward- looking statements are expressly qualified in their entirety by this cautionary statement.

3 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

Overview

Business Overview

CordovaCann Corp. (formerly, LiveReel Media Corporation) (the “Company” or “CordovaCann” or “Cordova”) is headquartered in Toronto, Canada and specializes in identifying, funding, developing and managing operations throughout the cannabis value chain. The Company takes a holistic approach to working with its partners throughout North America to build a network of cannabis operations on its multi- jurisdictional platform. CordovaCann owns operations in the United States in Oregon and Washington and has built a chain of cannabis retail stores in Canada with locations in Ontario and Manitoba. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares (the “Common Shares”) currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

The Company has the following three-pronged strategy to approach the cannabis marketplace:

Retail

The Company’s retail business in Canada now has 11 stores across two provinces. The Company’s current stores have compelling store unit economics, where stores are quickly profitable and have an investment payback of twelve months or less after opening. Cordova primarily targets markets where the stores become part of the fabric of the communities around them, thus creating a loyal customer base for its stores. The Company continues to focus on expanding in profitable markets going forward including pursuing successful one-off retailers and small chains at valuations that are very accretive to the base.

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

4 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

Business Plan and Strategy

Current Business Plan and Strategy

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a global industry leader. The Company is building and acquiring leading cannabis retail, processing and production operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal, regulated medical, and/or recreational cannabis industries. The Company is focused on expanding its retail footprint, investing and scaling its branded product portfolio, and leveraging excess capacity for white label manufacturing. The Company intends to leverage its low-cost infrastructure, administrative support, and move toward vertical integration in key markets to establish a global multi- jurisdictional platform.

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

Current Outlook

Management continues to take an active approach to examining business opportunities in the cannabis industry that could enhance shareholder value. The focus in the near term is to continue to grow its retail operations in Canada where the Company has established a presence in the provinces of Ontario and Manitoba. The Company is expecting to grow its retail operations both through development of new stores as well as looking for acquisition opportunities in strategic markets. The Company’s focus is growth in its existing Ontario operations and other Canadian operations.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares.

During the year ended June 30, 2025, the Company had the following common share transactions:

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares.

The Company did not have any common share transactions during the years ended June 30, 2024 and 2023.

5 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

Number of Common Shares

There were 109,803,459 Common Shares issued and outstanding as at June 30, 2025 and as at the date of this report. There were no stock options issued and outstanding as at June 30, 2025 and no stock options issued and outstanding as at the date of this report. There were no share purchase warrants issued and outstanding as at June 30, 2025 and as at the date of this report.

Results of Operations

Quarterly Financial Results

The following table summarizes financial information for the 4th quarter of fiscal 2025 and the preceding seven quarters:

	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
Quarter Ended	2025 $	2025 $	2024 $	2024 $	2024 $	2024 $	2023 $	2023 $
Revenue	3,600,110	3,348,634	3,607,545	3,692,822	3,475,500	3,356,017	3,464,311	3,501,322
Net income (loss) from continuing operations	(2,226,728)	(199,827)	(268,947)	240,887	(357,077)	(215,378)	(321,277)	(381,324)
Net income (loss) per share - basic and diluted	(0.02)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Results of Operations

	2025 $	2024 $	2023 $

Revenue	14,249,111	13,797,150	13,594,706
Cost of sales	(10,082,903)	(9,720,238)	(9,733,113)
Gross profit	4,166,208	4,076,912	3,861,593
Expenses	4,371,591	4,718,872	6,341,323
Other expense	(1,960,142)	(383396.00)	(4404580.00)
Income tax expense	(289,090)	(249700.00)	(33,600)
Net loss for the year	(2,454,615)	(1275056.00)	(6,917,910)
Net loss per share	(0.02)	(0.01)	(0.06)

Weighted average number of outstanding common shares - basic and diluted	109,784,517	109,502,853	109,778,226

Revenue

Revenue for the year ended June 30, 2025 amounted to $14,249,111, as compared to $13,797,150 and $13,594,706, respectively, for the years ended June 30, 2024 and 2023. Revenue is primarily related to the cannabis retail operations of the Company in the provinces of Ontario and Manitoba. The Company’s overall revenue increase of 3% during the year ended June 30, 2025 as compared to June 30, 2024 was due to the increase in same store retail sales growth of the Company’s Ontario retail stores of approximately 5%, offset by decreases in revenue from its Washington and Manitoba operations.

6 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

Cost of Sales and Gross Margin

During the year ended June 30, 2025, the Company’s incurred cost of sales in the amount $10,082,903 and realized gross margin of $4,166,208 (June 30, 2024 – $9,720,238 and $4,076,912, respectively; June 30, 2023 – $9,733,113 and $3,861,593, respectively). The cost of goods sold and respective gross margin was primarily related to its retail operations in Canada. The Company’s gross margin percentage was consistent from 2024, which was reflective of the slight increase in gross margin from 2023 due to the closure of its unprofitable stores in Western Canada, which has continued to result in a positive impact on the Company’s gross margin percentage and absolute dollar amount.

Operating Expenses

The Company incurred the following operating expenses during the years ended June 30, 2025, 2024 and 2023:

	2025 $	2024 $	2023 $
Salaries and wages	1,772,086	1,823,978	2,336,569
Consulting fees	466,400	690,033	1,005,312
Office and general	691,302	516,557	1,022,545
Leases and utilities	233,704	315,220	327,331
Shareholders information services	187,342	232,127	231,971
Professional fees	181,256	198,738	213,188
Amortization of right-of-use assets	417,175	491,705	694,730
Depreciation	313,743	318,599	345,095
Amortization of licenses	108,583	131,915	164,582
	4,371,591	4,718,872	6,341,323

The overall analysis of the key expenses above is as follows:

Salaries and wages

Salaries and wages for the year ended June 30, 2025 amounted to $1,772,086 (June 30, 2024 - $1,823,978; June 30, 2023 - $2,336,569). The salaries and wages expenses are primarily related to the employees hired for the Company’s retail cannabis operations in Ontario and Manitoba locations. The reduction in the expense period over period is mainly due to reduced salaries and wages expenses from the Company’s Washington operations.

Consulting fees

Consulting fees for the year ended June 30, 2025 amounted to $466,400 (June 30, 2024 - $690,033; June 30, 2023 - $1,005,312). Consulting fees relates to fees accrued for the officers of the Company and other consultants that support the Company. The decrease in consulting fees period over period is mainly related to the reduction of certain month-to-month consulting contracts along with the decrease of officer consulting fees effective January 1, 2025. The CEO and CFO of the Company have agreed to a 50% decrease in its compensation starting January 1, 2025 which is reflected in these results.

7 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

Office and general

Office and general for the year ended June 30, 2025 amounted to $691,302 (June 30, 2024 - $516,557; June 30, 2023 - $1,022,545). Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants along with merchant fees associated with its retail operations. The increase in office and general during the year ended June 30, 2025 in comparison to fiscal 2024 is due to increased repairs and maintenance expenses along with other ancillary expenses.

Leases and utilities

Leases and utilities for the year ended June 30, 2025 amounted to $233,704 (June 30, 2024 - $315,220; June 30, 2023 - $327,331). Lease and utilities expenses are related to the Company’s retail platforms in Ontario, Manitoba and its leased location in Oregon. The decrease in lease and utilities during the year ended June 30, 2025 was due to significantly reduced operational activity at the Company’s Oregon, USA location.

Shareholder information services

Shareholders information services for the year ended June 30, 2025 amounted to $187,342 (June 30, 2024 - $232,127; June 30, 2023 - $231,971). Shareholder information services during the respective periods include director fees, transfer agent fees, other filing fees and investor relation services.

Professional fees

Professional fees for the year ended June 30, 2025 amounted to $181,256 (June 30, 2024 - $198,738; June 30, 2023 - $213,188). Professional fees for during the respective periods comprised of audit and legal fees associated with the Company’s compliance costs as a public entity.

Amortization of right-of-use assets

Amortization of right-of-use assets for the year ended June 30, 2025 amounted to $417,175 (June 30, 2024 - $491,705; June 30, 2023 - $694,730). Amortization relates to the Company’s retail leases entered into for its Ontario, Manitoba and Oregon locations. The decrease is attributed to the impairment of the Oregon right-of-use asset during the year ended June 30, 2025, offset partially by new retail lease renewals that were entered into.

Depreciation

Depreciation for the year ended June 30, 2025 amounted to $313,743 (June 30, 2024 - $318,599; June 30, 2023 - $345,095). Depreciation relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores, and the Company’s property in Washington.

Amortization of licenses

Amortization of licenses for the year ended June 30, 2025 amounted to $108,583 (June 30, 2024 - $131,915; June 30, 2023 - $164,582). Amortization of licenses relates to the amortization of retail cannabis licenses acquired in the prior fiscal periods.

8 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

Other Income and Expenses

The overall analysis of other income (expenses) is as follows:

	2025	2024	2023
	$	$	$
Interest on lease liability	(263,218)	(332,687)	(473,136)
Interest expense	(245,461)	(244,189)	(529,473)
Other income	55,352	183,547	182,813
Foreign exchange (loss) gain	(21,453)	9,933	49,363
Accretion expense	-	-	(26,741)
Loss on convertible debentures	-	-	(218,567)
Impairment of assets	(860,816)	-	(1,030,537)
Impairment of right-of-use assets	(828,370)	-	-
Impairment of intangible assets	-	-	(2,145,628)
Gain on modification of lease	-	-	52,126
Allowance for loan receivable	-	-	(264,800)
Gain on sale of asset	203,824	-	-
	(1,960,142)	(383,396)	(4,404,580)

Interest on lease liability

Interest on lease liability for the year ended June 30, 2025 amounted to $263,218 (June 30, 2024 - $332,687; June 30, 2023 - $473,136). Interest on lease liability relates primarily to the Company’s Canadian leases in Ontario and Manitoba and its United States lease in Oregon. The decrease is attributed to the new Oregon lease entered into during the year ended June 30, 2025.

Interest expense

Interest expense for the year ended June 30, 2025 amounted to $245,461 (June 30, 2024 - $244,189; June 30, 2023 - $529,473). Interest expense during the respective periods was primarily in relation to convertible debentures, promissory notes, and mortgages payable.

Other income

Other income for the year ended June 30, 2025 amounted to $55,352 (June 30, 2024 - $183,547; June 30, 2023 - $182,813). Other income is related to miscellaneous revenue earned from the operations.

Foreign exchange (loss) gain

Foreign exchange loss for the year ended June 30, 2025 amounted to $21,453 (June 30, 2024 – gain of $9,933; June 30, 2023 – gain of $49,363). The foreign exchange gains and losses during the respective periods were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

9 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

Gain on modification of lease

Gain on extinguishment of lease for the year ended June 30, 2025 amounted to $nil (June 30, 2024 - $nil; June 30, 2023 - $52,126). This was related to a modification of a lease during the year ended June 30, 2023.

Impairment of assets

Impairment of assets for the year ended June 30, 2025 amounted to $860,816 (June 30, 2024 - $nil; June 30, 2023 - $1,030,537). Impairment of assets related to the impairment of property and equipment related to the Company’s Oregon, USA and Washington, USA operations.

Impairment of right-of-use assets

Impairment of right-of-use assets for the year ended June 30, 2025 amounted to $828,370 (June 30, 2024 - $nil; June 30, 2023 - $nil). Impairment of right-of-use assets relates to the Company’s Oregon, USA long- term property lease as a result of significantly reduced current and projected operational activity.

Gain on sale of asset

Gain on sale of asset for the year ended June 30, 2025 amounted to $203,824 (June 30, 2024 - $nil; June 30, 2023 - $nil). The gain on sale of asset during the year ended June 30, 2025 is related to the Company’s sale of its land and building in Washington, USA for gross proceeds of $1,705,375 (US $1,250,000) (the “Asset Sale”). As part of the Asset Sale, the Company incurred selling costs in the amount of $139,238 (US $102,058). As a result of the Asset Sale, the Company recorded a gain on the disposition in the amount of $203,824. The proceeds from the Asset Sale were used for payments to extinguish the Company’s mortgage payable and payments towards promissory notes.

Net loss and comprehensive loss

Net loss for the year ended June 30, 2025 amounted to $2,454,615 (June 30, 2024 - $1,275,056; June 30, 2023 - $6,917,910).

Comprehensive loss for the year ended June 30, 2025 amounted to $2,378,053 (June 30, 2024 - $1,363,638; June 30, 2023 - $6,923,964).

10 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

Liquidity and Capital Resources

Working Capital

As at June 30, 2025, the Company had total assets of $6,406,003 (June 30, 2024 - $9,553,495) consisting of the following:

	June 30, 2025 $	June 30, 2024 $
ASSETS
Current
Cash and cash equivalents	598,203	552,467
Accounts receivable	26,116	50,582
Sales tax receivable	18,584	31,680
Prepaid expenses and deposits	64,990	186,979
Inventory	1,026,660	931,877
Total current assets	1,734,553	1,753,585
Property and equipment, net	142,010	2,632,505
Right-of-use assets	1,431,101	1,960,483
Intangible assets	3,098,339	3,098,339
Licenses	-	108,583
Total assets	6,406,003	9,553,495

The decrease in total assets from the comparative period was primarily due the sale of the Company’s land and building in Washington, USA, and impairment charges on the Company’s right-of-use assets and leasehold improvements in Oregon, USA.

As at June 30, 2025, the Company had total liabilities of $11,611,003 (June 30, 2024 - $12,150,508) consisting of the following:

	June 30, 2025 $	June 30, 2024 $
LIABILITIES
Current
Accounts payable and accrued liabilities	6,466,518	5,774,417
Mortgage payable	-	35,856
Income taxes payable	112,655	75,588
Contract liability	35,860	53,927
Lease liabilities	317,182	435,276
Convertible debentures	1,190,768	1,176,856
Promissory notes payable	1,025,247	1,620,273
Total current liabilities	9,148,230	9,172,193
Mortgage payable	-	906,344
Contract liability	-	36,049
Lease liability	2,462,773	2,035,922
Total liabilities	11,611,003	12,150,508

The change in liabilities during the comparative periods was primarily related to the repayment of Company’s mortgage payable as a result of the Asset Sale, and the partial repayment of outstanding promissory notes payable.

11 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

As at June 30, 2025, the Company had a working capital deficiency of $7,413,677 as compared to a working capital deficiency of $7,418,608 as at June 30, 2024. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all cash flow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Provided by Operating Activities

During the year ended June 30, 2025, the operating activities provided cash in the amount of $1,140,200 as compared to $1,493,629 during the year ended June 30, 2024. These were mainly due to the working capital fluctuations as detailed above.

Cash Provided By Investing Activities

Cash provided by investing activities during the year ended June 30, 2025 amounted to $1,548,933 as compared to $52,960 during the year ended June 30, 2024. Cash provided by investing activities related to the asset sale, which generated gross proceeds of $1,565,614, offset by the additions of leasehold improvements for an Ontario retail location in the amount of $16,681.

Cash Used in Financing Activities

Cash used in financing activities amounted to $2,510,884 during the year ended June 30, 2025 as compared to $1,096,506 during the year ended June 30, 2024. Financing activities during the year ended June 30, 2025 related to repayments of mortgage payable and promissory notes, dividends issued to non-controlling interest shareholders, and payment of lease liabilities. In the comparative period, financing activities related to the payment of lease liabilities, repayments of mortgage payable, dividends issued to non-controlling interest shareholders and proceeds received from other deposit.

Financings

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares. During the year ended June 30, 2025, the Company had the following common share transactions:

-

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares.

The Company did not have any common share transactions during the years ended June 30, 2024 and 2023.

12 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

Warrants

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2023	10,097,379	0.65	0.58
Expired	(10,097,379)	0.65	-
June 30, 2024	-	$-	-
Expired	-	-	-
June 30, 2025	-	$-	-

During the year ended June 30, 2024:

•	10,097,379 common share purchase warrants expired, unexercised.

During the year ended June 30, 2025, the Company expensed $nil (June 30, 2024 – $nil; June 30, 2023 – $nil), in the fair value of warrants.

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

As at June 30, 2025, there were no stock options issued and outstanding. During the year ended June 30, 2025, the Company expensed $nil of the fair value of the stock options (June 30, 2024 – $nil; June 30, 2023 – $nil).

Mortgage payable

Washington Mortgage

On February 26, 2021, the Company acquired a 10,900  sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers as a result of an acquisition of an arm’s- length Washington based company (the “Washington Acquisition”), and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

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

13 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

During the year ended June 30, 2025, the Company sold its land and building in Washington, USA, and as a result of the Asset Sale, the entirety of Washington Mortgage was repaid.

As at June 30, 2025, the amount outstanding under the Washington Mortgage amounted to $nil (June 30, 2024 – $942,200). During the year ended June 30, 2025, the current portion of the Washington Mortgage amounted to $nil (June 30, 2024 – $35,856) and the long-term amounted to $nil (June 30, 2024 – $906,344). Total interest expense in relation to the Washington Mortgage amounted to $105,920 during the year ended June 30, 2025 (June 30, 2024 – $92,685; June 30, 2023 – $187,113).

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

As at June 30, 2025, the value of these promissory notes amounted to $405,854 (June 30, 2024 – $388,443). Interest in the amount of $17,411 (June 30, 2024 – $17,410; June 30, 2023 – $16,905) was recorded during the year ended June 30, 2025.

These promissory notes are in default and due on demand. In addition, the Company has an outstanding litigation with the holder of this promissory note.

Demand Notes

During the year ended June 30, 2023, the Company issued demand notes (the “2023 Demand Notes”) in the aggregate amount of $1,257,800 (US $950,000) with fixed interest amounts and maturity dates between October 2022 to February 2023. $198,600 (US $150,000) of principal repayments and $50,239 (US $37,500) of interest repayments were made in cash during the year ended June 30, 2023.

14 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500). There were no interest and administrative fees charged on the 2023 Demand Notes during the years ended June 30, 2025 and 2024. A principal repayment of US $5,000 was made during the year ended June 30, 2024. Principal repayments of US $445,000 and US $1,000 of payments towards interest, respectively, were made during the year ended June 30, 2025.

As at June 30, 2025, the outstanding principal amount of the 2023 Demand Notes amounted to $477,505 (US $350,000) (June 30, 2024 - $1,088,116 (US $795,000)) and the outstanding accrued interest amounted to $141,887 (US $104,000) (June 30, 2024 - $143,714 (US $105,000)).

Included in the aggregate amount of 2023 Demand Notes is the principal amount of $136,430 (US $100,000) (June 30, 2024 – $136,870 (US $100,000)) and accrued interest of $20,465 (US $15,000) (June 30, 2024 - $20,531 (US $15,000)) to the Chief Executive Officer and Chairman of the Company. These amounts have not been repaid to the respective related party and remain outstanding.

The 2023 Demand Notes have matured and are in default.

Convertible Debentures

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

15 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

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

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares.

During the year ended June 30, 2025, interest expense of $122,130 was recorded in relation to these convertible debentures (June 30, 2024 – $134,093; June 30, 2023 – $134,551). As at June 30, 2025, the outstanding principal amount of the convertible debentures amounted to $814,200 (June 30, 2024 – $897,000) and the outstanding accrued interest amounted to $376,568 (June 30, 2024 - $279,856).

16 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

Key Contractual Obligations

There are no other key contractual obligations as at June 30, 2025 other than leases entered into through its retail operations disclosed in details in the Company’s consolidated financial statements. During the year ended June 30, 2025, the Company entered into a new lease for its property located in Damascus, Oregon, and terminating its previous lease entered into at the same property. The Company also has lease obligations related to its Ontario and Manitoba retail locations.

Off Balance Sheet Arrangements

As at June 30, 2025, the Company did not have any off-Balance Sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Related party transactions as at and for the years ended June 30, 2025, 2024 and 2023 and the balances as at those dates, not disclosed elsewhere in these consolidated financial statements are as follows:

a)

During the year ended June 30, 2025, the Company expensed $486,000 (June 30, 2024 – $660,000; June 30, 2023 – $660,000), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at June 30, 2025, the Company had fees payable to officers and directors of the Company of $3,682,687 (June 30, 2024 – $3,222,517).

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

(i)

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

17 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

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

(ii)

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

On November 19, 2024, the Company preemptively filed a statement of defence, denying the allegations in the Claim and asserting that the Claim lacks merit. Additionally, the Company filed a counterclaim against 1033 Canada for breach of contract, seeking $800,000 in damages for unexpected liabilities and losses incurred due to misrepresentation by 1033 Canada. On December 20, 2024, 1033 Canada filed a Reply and Defence to Counterclaim in response to the Company's counterclaim.

The Company has outstanding promissory notes with 1033 Canada.

As of the date of these consolidated financial statements, it is premature and impractical to determine the likelihood of the outcome of the legal proceedings, the potential inflow or outflow of economic benefits, or to estimate any related amounts. Accordingly, no adjustments have been made to the Company’s consolidated financial statements in relation to this Claim.

Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2025.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2025, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

18 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2025, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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

19 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

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

20 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

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

Cash and cash equivalents

Cash consists of bank balances and cash held in trust. Cash equivalents consist of short-term deposits with original maturities of three months or less. As at June 30, 2025 and 2024, there were no cash equivalents.

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

21 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

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

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the computed financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re- measured subsequent to initial recognition except on conversion or upon expiration, when the carrying value of the equity portion is transferred to common shares or contributed surplus.

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

22 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

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

Fair value through other comprehensive income - Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by- instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

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

23 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

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

24 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

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

25 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

Equity

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from total equity.

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

26 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

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

27 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

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

Interest on the lease obligations is calculated using the effective interest method and increases the lease obligation while rent payments reduce the obligation. The lease obligation is remeasured whenever a lease contract is modified, and the lease modification is not accounted for as a separate lease, or there is a change in the assessment of the exercise of an extension option. The lease obligation is remeasured by discounting the revised lease payments using a revised discount rate resulting in a corresponding adjustment to the right-of-use asset or is recorded in gain or loss if the carrying amount of the right-of- use asset has been reduced to zero or the modification results in a reduction in the scope of the lease.

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

28 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued by the IASB in April 2024 and will replace the standards and interpretations in IAS 1 – Presentation of Financial Statements. IFRS 18 will streamline the requirements for the presentation and disclosure of information in general purpose financial statements to help ensure that they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income, and expenses. IFRS 18 will be applied to annual reporting periods beginning on or after January 1, 2027. The Company has not early adopted these amendments.

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

There were no changes to our internal control over financial reporting since June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

29 | P a g e

CordovaCann Corp. Management’s Discussion and Analysis For the Year Ended June 30, 2025

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

30 | P a g e